As filed with the Securities and Exchange Commission on December 9, 2021

Registration No. 333-259381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 4

TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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MERIDA MERGER CORP. I
(Exact name of Registrant as specified in its charter)

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Delaware	6770	84-2266022
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

641 Lexington Avenue, 18th Floor
New York, New York 10022
(212) 818-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Peter Lee, President and Chief Financial Officer
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, New York 10022
(212) 818-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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With copies to:

David Alan Miller, Esq. Jeffrey M. Gallant, Esq. Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174 Telephone: (212) 818-8800 Fax: (212) 818-8881	Kyle C. Krpata, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, CA 94065 Telephone: (650) 802-3093	James R. Griffin, Esq. Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, TX 75201 (214) 746-7779

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Agreement and Plan of Merger described in the included proxy statement/prospectus/consent solicitation statement have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security to Be Registered	Amount to Be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	44,500,000	(1)(2)	$9.95	(3)	$442,775,000	$48,306.75	(4)(5)

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(1)      Represents a good faith estimate of the maximum number of shares of the registrant’s common stock to be issued or reserved for issuance by Merida Merger Corp. I to the security holders of Leafly Holdings, Inc., a Washington corporation, in connection with the business combination described herein, estimated solely for the purposes of calculating the registration fee, and is based on the sum of (a) 38,500,000 shares of the registrant’s common stock to be issued upon the consummation of the business combination and (b) 6,000,000 shares of the registrant’s common stock that may be issued as contingent consideration pursuant to the Agreement and Plan of Merger described in this proxy statement/prospectus/consent solicitation statement.

(2)      Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)      Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the registrant’s common stock on August 30, 2021 (a date within five business days prior to the date of the initial filing of this Registration Statement). This calculation is in accordance with Rule 457(f)(1) of the Securities Act of 1933, as amended.

(4)      Calculated pursuant to Rule 457 of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(5)      Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED DECEMBER 9, 2021

PROXY STATEMENT FOR SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING OF

MERIDA MERGER CORP. I

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PROSPECTUS FOR UP TO 44,500,000 SHARES OF COMMON STOCK

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The board of directors of Merida Merger Corp. I, a Delaware corporation (“Merida”), has approved the Agreement and Plan of Merger, dated as of August 9, 2021 and amended on September 8, 2021 (as amended, the “Merger Agreement”), by and among Merida, Merida Merger Sub, Inc., a Washington corporation (“Merger Sub I”), Merida Merger Sub II, LLC, a Washington limited liability company (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and Leafly Holdings, Inc., a Washington corporation (“Leafly”), whereby (a) Merger Sub I will merge with and into Leafly (the “Initial Merger”), with Leafly being the surviving entity (the “Initial Surviving Company”) of the Initial Merger and Leafly’s shareholders receiving shares of common stock, par value $0.0001 per share, of Merida (“Common Stock”), in exchange for their equity securities of Leafly, and (b) immediately following the Initial Merger and as part of the same overall transaction as the Initial Merger, the Initial Surviving Company will merge with and into Merger Sub II (the “Final Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Final Merger (the “Final Surviving Company”). As a result of the Mergers, Leafly will become a wholly owned subsidiary of Merida, with the securityholders of Leafly becoming securityholders of Merida. We sometimes refer to the Mergers and the other transactions contemplated by the Merger Agreement and the other agreements being entered into by Merida and Leafly in connection with the Mergers as the “Business Combination” and to Merida following the Business Combination as “New Leafly.”

Pursuant to the Merger Agreement, at the time of the Initial Merger, (a) each issued and outstanding share of Class 1 common stock of Leafly, par value $0.0001 per share (“Leafly Class 1 Common Stock”), each issued and outstanding share of Class 2 common stock of Leafly, par value $0.0001 per share (“Leafly Class 2 Common Stock”), and each issued and outstanding share of Class 3 common stock of Leafly, par value $0.0001 per share (“Leafly Class 3 Common Stock” and, together with Leafly Class 1 Common Stock and Leafly Class 2 Common Stock, “Leafly Common Stock”), including shares of Leafly Common Stock issued upon the conversion of an aggregate principal amount of $31.47 million of convertible promissory notes (“Notes”) issued by Leafly pursuant to the note purchase agreement dated as of June 3, 2021 (as amended, the “Note Purchase Agreement”), will be automatically converted into the right to receive a number of shares of Merida Common Stock (“Merger Shares”) equal to the Exchange Ratio (as defined below) and (b) each share of Leafly Series A preferred stock, par value $0.0001 per share (“Leafly Preferred Stock”), issued and outstanding immediately prior to the Initial Merger will be converted into the right to receive a number of Merger Shares equal to the Exchange Ratio multiplied by the number of shares of Leafly Common Stock issuable upon conversion of such shares of Leafly Preferred Stock. The “Exchange Ratio” is the quotient obtained by dividing (i) 38,500,000 shares of Merida Common Stock, divided by (ii) the adjusted fully diluted shares of Leafly Common Stock outstanding immediately prior to the completion of the Initial Merger (taking into account the number of shares of Leafly Common Stock issuable upon the conversion of the Leafly Preferred Stock and Notes, and upon exercise of outstanding stock options of Leafly (assuming for the purposes of this definition that all such stock options are fully vested and exercised on a net exercise basis in accordance with the terms of the Merger Agreement)). Each option to purchase Leafly Common Stock that is outstanding and unexercised immediately prior to the Initial Merger will automatically convert to an option to acquire an adjusted number of shares of Merida Common Stock at an adjusted exercise price per share, in each case, pursuant to the terms of the Merger Agreement.

Additionally, following the completion of the Mergers, the holders of Leafly Common Stock, Leafly Preferred Stock, and Participants (as defined in “Proposal No. 8 — The Earn Out Plan Proposal”) in the Earnout Plan (as defined below) will have the contingent right to receive up to an aggregate of 6,000,000 shares of New Leafly Common Stock (the “Earnout Shares”) upon the satisfaction of certain earnout conditions described in more detail elsewhere in this proxy statement/prospectus/consent solicitation statement.

Accordingly, this proxy statement/prospectus/consent solicitation statement covers up to an aggregate of 44,500,000 shares of Common Stock (or New Leafly Common Stock), representing the estimated maximum number of shares to be issued or reserved for issuance to the securityholders of Leafly at the closing of the Business Combination.

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus/consent solicitation statement will be presented at the special meeting in lieu of an annual meeting of stockholders of Merida scheduled to be held on [•], 2021.

Merida’s Common Stock and the warrants to purchase shares of Common Stock (the “Warrants”) are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “MCMJ” and “MCMJW,” respectively. Merida intends to apply for approval to list on Nasdaq the Common Stock (or New Leafly Common Stock) and Warrants under the proposed symbols “LFLY” and “LFLYW,” respectively, to be effective at the consummation of the Business Combination. It is a condition to the consummation of the Business Combination that the shares of New Leafly Common Stock to be issued in the Mergers be approved for listing on Nasdaq (subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders), but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

Merida is an “emerging growth company” and “smaller reporting company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and has elected to comply with certain reduced public company reporting requirements. See “Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement — Emerging Growth Company.”

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This proxy statement/prospectus/consent solicitation statement provides you with detailed information about the Mergers and other matters to be considered at the special meeting in lieu of an annual meeting of Merida’s stockholders.    We encourage you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 51 of this proxy statement/prospectus/consent solicitation statement. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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This proxy statement/prospectus/consent solicitation statement is dated [•], 2021, and is first being mailed to Merida securityholders on or about such date.

MERIDA MERGER CORP. I
641 Lexington Avenue, 18th Floor
New York, New York 10022
(212) 818-8800

NOTICE OF
SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING
TO BE HELD ON [•], 2021

TO THE STOCKHOLDERS OF MERIDA MERGER CORP. I:

NOTICE IS HEREBY GIVEN that a special meeting in lieu of an annual meeting of stockholders of Merida Merger Corp. I (“Merida” or, following the completion of the transactions described herein, “New Leafly”), a Delaware corporation, will be held at 10:00 a.m. eastern time, on [•], 2021. Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the special meeting will be a virtual meeting, held solely over the internet by means of a live audio webcast. You are cordially invited to attend and participate in the special meeting by accessing the meeting web portal located at https://www.cstproxy.com/meridamergercorpi/sm2021. The special meeting will be held for the following purposes:

(1)     Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 9, 2021 and amended on September 8, 2021 (as amended, the “Merger Agreement”), by and among Merida, Merida Merger Sub, Inc., a Washington corporation (“Merger Sub I”), Merida Merger Sub II, LLC, a Washington limited liability company (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and Leafly Holdings, Inc., a Washington corporation (“Leafly”), a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex A, and the transactions contemplated thereby (the “Business Combination”), including (a) the merger of Merger Sub I with and into Leafly (the “Initial Merger”), with Leafly being the surviving entity (the “Initial Surviving Company”) of the Initial Merger, (b) immediately following the Initial Merger and as part of the same overall transaction as the Initial Merger, the merger of the Initial Surviving Company with and into Merger Sub II (the “Final Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Final Merger (the “Final Surviving Company”), and (c) the issuance of shares of common stock, par value $0.0001 per share, of Merida (“Common Stock”) to the securityholders of Leafly in the Initial Merger — we refer to this proposal as “The Business Combination Proposal;”

(2)    Proposal No. 2 — The Nasdaq Proposal — to consider and vote upon a proposal, as required by the rules of the Nasdaq Stock Market, to approve (a) the issuance of shares of Common Stock in the Mergers in an amount greater than 20% of the number of shares of Common Stock outstanding before such issuances and (b) the issuance of shares of Common Stock resulting in a change of control of Merida — we refer to this proposal as “The Nasdaq Proposal;”

(3)    Proposal No. 3 — The Charter Amendment Proposal — to consider and vote upon a proposal to adopt the Second Amended and Restated Certificate of Incorporation of Merida (which we refer to as the “Proposed Charter,” a copy of which is attached to the proxy statement/prospectus/consent solicitation statement as Annex B hereto) — we refer to this proposal as “The Charter Amendment Proposal;”

(4)    Proposal No. 4 — The Governance Proposals — to consider and vote upon, on a non-binding, advisory basis, the following material governance provisions in the Proposed Charter in accordance with SEC requirements:

(A)    increase the number of shares of common stock that New Leafly is authorized to issue from 50,000,000 shares to 200,000,000 shares and increase the number of shares of preferred stock that New Leafly is authorized to issue from 1,000,000 shares to 5,000,000 shares (Proposal No. 4A);

(B)    require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock following the consummation of the Mergers, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity, and amendments (Proposal No. 4B);

(C)    eliminate the ability of stockholders to act by written consent (Proposal No. 4C); and

(D)    provide that special meetings of stockholders may only be called by the board of directors, chairman of the board, or chief executive officer of New Leafly, subject to the rights of the holders of any outstanding series of preferred stock (Proposal No. 4D) — we refer to Proposals 4A through 4D, collectively, as “The Governance Proposals;”

(4)    Proposal No. 5 — The Director Election Proposal — to consider and vote upon a proposal to elect the director nominee identified in this proxy statement/prospectus/consent solicitation statement who will serve as a director of Merida until the 2024 annual meeting of stockholders, and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation, or removal — we refer to this proposal as “The Director Election Proposal;”

(5)    Proposal No. 6 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve the 2021 Equity Incentive Plan (the “2021 Plan”), a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex C, which is an incentive compensation plan for employees and other service providers of New Leafly and its subsidiaries — we refer to this proposal as “The Incentive Plan Proposal;”

(6)    Proposal No. 7 — The ESPP Proposal — to consider and vote upon a proposal to approve the 2021 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex D, which provides for employees and other service providers of New Leafly and its subsidiaries, to purchase shares of Common Stock — we refer to this proposal as “The ESPP Proposal;”

(7)    Proposal No. 8 — The Earnout Plan Proposal — to consider and vote upon a proposal to approve the Earnout Plan of New Leafly (the “Earnout Plan”), a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex E, which provides a mechanism for Participants to participate in the earnout pursuant to the Merger Agreement — we refer to this proposal as “The Earnout Plan Proposal;” and

(8)    Proposal No. 9 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by Merida and Leafly that additional time is necessary to complete the Mergers for any reason — we refer to this proposal as “The Adjournment Proposal.”

We also will transact any other business as may properly come before the special meeting in connection with the transactions contemplated by the Merger Agreement or any adjournment or postponement thereof.

The items of business listed above are more fully described elsewhere in the proxy statement/prospectus/consent solicitation statement. Whether or not you intend to attend the special meeting, we urge you to read the attached proxy statement/prospectus/consent solicitation statement in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT ENTITLED “RISK FACTORS.”

Only holders of record of Common Stock at the close of business on November 9, 2021 (the “record date”) are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting. A complete list of Merida stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of Merida for inspection by stockholders during business hours for any purpose germane to the special meeting.

After careful consideration, Merida’s board of directors has determined that each of the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, the Governance Proposals, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Earnout Plan Proposal, and the Adjournment Proposal is fair to and in the best interests of Merida and its stockholders and recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Charter Amendment Proposal, “FOR” each of the non-binding Governance Proposals, “FOR” the election of the director nominee identified in the Director Election Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Earnout Plan

Proposal, and “FOR” the Adjournment Proposal, if presented. When you consider the recommendations of Merida’s board of directors, you should keep in mind that Merida’s directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a stockholder of Merida. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and Merida’s Directors and Officers in the Business Combination.”

The closing of the Business Combination is conditioned on approval of the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, and the Earnout Plan Proposal. If any of the foregoing proposals are not approved, the remaining proposals are not expected to be presented to stockholders for a vote.

You may cast your vote at the special meeting if you are a holder of record of Common Stock on the record date. However, if your Common Stock is held in “street name” or in a margin or similar account at a brokerage firm or bank, you must (a) contact and instruct your broker or bank on how to vote your shares to ensure that votes related to the shares you beneficially own are properly voted and counted or (b) obtain a proxy from your broker or bank to vote your shares.

All Merida stockholders are cordially invited to attend and participate in the special meeting by accessing the meeting web portal located at https://www.cstproxy.com/meridamergercorpi/sm2021. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of Common Stock on the record date, you may also cast your vote at the special meeting. If your Common Stock is held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting virtually or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted and counted.

If you have any questions or need assistance voting your Common Stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400. Questions can also be sent by email to MCMJ.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus/consent solicitation statement relating to the Business Combination will be available at https://www.cstproxy.com/meridamergercorpi/sm2021.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors
Peter Lee President and Chief Financial Officer

[•], 2021

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ALL HOLDERS (THE “PUBLIC STOCKHOLDERS”) OF SHARES OF COMMON STOCK ISSUED IN MERIDA’S INITIAL PUBLIC OFFERING (THE “PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES REDEEMED FOR CASH. THIS MEANS THAT ANY PUBLIC STOCKHOLDER HOLDING PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.

TO EXERCISE REDEMPTION RIGHTS, PUBLIC STOCKHOLDERS MUST TENDER THEIR PUBLIC SHARES, EITHER BY PHYSICALLY DELIVERING THEIR STOCK CERTIFICATE(S) TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, MERIDA’S TRANSFER AGENT, OR BY ELECTRONICALLY DELIVERING SUCH SHARES USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM, NO LATER THAN TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.    IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD PUBLIC SHARES IN “STREET NAME,” YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING OF MERIDA STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

LEAFLY HOLDINGS, INC.

NOTICE OF SOLICITATION OF WRITTEN CONSENT

Leafly Holdings, Inc.
600 1st Avenue, Suite LL20
Seattle, WA 98104-2216

To Shareholders of Leafly Holdings, Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of August 9, 2021 and amended on September 8, 2021 (as amended, the “Merger Agreement”), by and among Merida Merger Corp. I, a Delaware corporation (“Merida”), Merida Merger Sub, Inc., a Washington corporation (“Merger Sub I”), Merida Merger Sub II, LLC, a Washington limited liability company (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and Leafly Holdings, Inc., a Washington corporation (“Leafly”), Leafly has agreed to complete a business combination, whereby (a) Merger Sub I will merge with and into Leafly (the “Initial Merger”), with Leafly being the surviving entity (the “Initial Surviving Company”) of the Initial Merger, and (b) immediately following the Initial Merger and as part of the same overall transaction as the Initial Merger, the Initial Surviving Company will merge with and into Merger Sub II (the “Final Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Final Merger (the “Final Surviving Company”).

This proxy statement/prospectus/consent solicitation statement is being delivered to you on behalf of the Leafly board of directors to request that holders of Leafly Class 1 common stock, par value $0.0001 per share, Leafly Class 2 common stock, par value $0.0001 per share, and Leafly Class 3 common stock, par value $0.0001 per share (collectively, the “Leafly Common Stock”) and Leafly Series A Preferred Stock, par value $0.0001 per share (the “Leafly Preferred Stock” and, together with the Leafly Common Stock, the “Leafly Stock”), as of the record date of [•], 2021 (the “Leafly record date”) execute and submit written consents on or before [•] to (a) approve the Merger Agreement and the Mergers and the other transactions contemplated by the Merger Agreement and the other agreements being entered into by Leafly in connection with the Mergers (collectively, the “Business Combination”) and (b) approve, on a non-binding advisory basis, each of the amendments described in Proposal No. 4 of this proxy statement/prospectus/consent solicitation statement.

This proxy statement/prospectus/consent solicitation statement describes the Mergers and the actions to be taken in connection with the Mergers and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation statement.

A summary of the dissenters’ rights under Chapter 23B.13 of the WBCA that may be available to you is described in the section of this proxy statement/prospectus/consent solicitation statement titled “Dissenters’ Rights.” Please note that if you wish to exercise dissenters’ rights, you must not sign and return a written consent approving the Merger Agreement. However, so long as you do not return a written consent, it is not necessary to affirmatively vote against or disapprove the Merger Agreement and the Business Combination, including the Mergers. In addition, you must take all other steps and procedures necessary to perfect your dissenters’ rights under Chapter 23B.13 of the WBCA. A copy of Chapter 23B.13 of the WBCA is attached to this proxy statement/prospectus/consent solicitation statement as Annex G.

The Leafly board of directors considered the terms of the Merger Agreement and Business Combination, including the Mergers, and has unanimously declared that the Merger Agreement and the Business Combination, including the Mergers, are advisable, fair to and in the best interests of Leafly and its shareholders, authorized, approved and adopted the Merger Agreement and approved the Business Combination, including the Mergers, and recommended that Leafly shareholders (a) approve the Merger Agreement and the Business Combination, including the Mergers, and (b) approve, on a non-binding advisory basis, each of the amendments described in Proposal No. 4 of this proxy statement/prospectus/consent solicitation statement.

Accordingly, the Leafly board of directors recommends that you (a) approve the Merger Agreement and the Business Combination, including the Mergers, and (b) approve, on a non-binding advisory basis, each of the amendments described in Proposal No. 4 of this proxy statement/prospectus/consent solicitation statement by executing and delivering the enclosed written consent. Please execute the written consent electronically and submit it on or before [•]. Morrow Sodali LLC will email each Leafly shareholder who is a Leafly shareholder as of the close of business on the Leafly record date information on how to access https://www.cstproxy.com/meridamergercorpi/sm2021 on or about [•], 2021. For more information, please see the section titled “Leafly’s Solicitation of Written Consents — Submission of Consents.”

By Order of the Board of Directors,
Yoko Miyashita Chief Executive Officer

i

Annexes

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus/consent solicitation statement in determining whether to vote in favor of the Business Combination and the other proposals. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus/consent solicitation statement. This proxy statement/prospectus/consent solicitation statement is dated [•], 2021. You should not assume that the information contained or incorporated by reference in this proxy statement/prospectus/consent solicitation statement is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus/consent solicitation statement to Merida or Leafly securityholders nor the issuance by Merida of its Common Stock in connection with the Business Combination will create any implication to the contrary.

FREQUENTLY USED TERMS

As used in this proxy statement/prospectus/consent solicitation statement:

•        “Business Combination” means the Mergers and the other transactions contemplated by the Merger Agreement and the other agreements being entered into by Merida and Leafly in connection with the Mergers;

•        “Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any person or “group” (as defined in the Exchange Act) of persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Merida (or New Leafly, after the consummation of the Business Combination); (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Merida (or New Leafly, as applicable) or the surviving person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Merida (or New Leafly, as applicable) and its subsidiaries, taken as a whole;

•        “Closing” means the closing of the Initial Merger;

•        “Closing Cash” means: (a) the funds contained in Merida’s trust account as of the effective time of the Initial Merger; plus (b) all other cash and cash equivalents of Merida (excluding, for the avoidance of doubt, any amount in the foregoing clause “(a)”); plus (c) $31,470,010, representing the aggregate principal amount received by Leafly in connection with the issuance of an aggregate of Notes pursuant to the Note Purchase Agreement; plus (d) the amount delivered to Merida at or prior to the Closing in connection with any sale by Merida of shares of Common Stock on such terms as may be mutually agreed upon by Merida and Leafly, if any; minus (e) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Common Stock (to the extent not already paid);

•        “Closing Date” means the date on which the Closing actually occurs, which shall be no later than the third business day after the date on which all conditions set forth in Article X of the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such later time as Merida and Leafly may mutually agree in writing;

•        “Code” means the Internal Revenue Code of 1986, as amended;

•        “combined company” means Merida following the closing of the Business Combination (at which time, subject to stockholder approval, Merida will be renamed “Leafly Holdings, Inc.” and is referred to by us as “New Leafly”);

•        “Common Stock” means shares of common stock, par value $0.0001 per share, of Merida;

•        “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including additional variants, such as the Delta variant);

•        “DGCL” means the Delaware General Corporation Law, as amended;

•        “Earnout Plan” means the New Leafly Earn Out Plan;

•        “EBC” means EarlyBirdCapital, Inc., the representative of the underwriters of Merida’s initial public offering;

•        “Exchange Act” means the Securities Exchange Act of 1934, as amended;

•        “Exchange Ratio” means the quotient obtained by dividing (a) 38,500,000 shares of Merida’s Common Stock, divided by (b) the adjusted fully diluted shares of Leafly Common Stock outstanding immediately prior to the completion of the Initial Merger (taking into account the number of shares of Leafly Common Stock issuable upon the conversion of the Leafly Preferred Stock and Notes and upon exercise of outstanding stock options of Leafly (assuming for the purposes of this definition that all such stock options are fully vested and exercised on a net exercise basis in accordance with the terms of the Merger Agreement));

•        “Existing Charter” means Merida’s current amended and restated certificate of incorporation;

•        “Final Surviving Company” means Merger Sub II following its continuation as the surviving entity in the Final Merger;

•        “First Earnout Period” means the two-year period beginning on the trading day after the Closing Date;

•        “First Price Triggering Event” means the date on which the VWAP of New Leafly Common Stock for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination is greater than or equal to $13.50 during the First Earn Out Period (as adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of New Leafly Common Stock occurring at or after the Closing);

•        “First Revenue Triggering Event” means New Leafly’s gross revenue for the year ending December 31, 2022, as set forth in New Leafly’s audited income statement included in New Leafly’s annual report on Form 10-K for the year ending December 31, 2022, equaling or exceeding $65,000,000;

•        “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “IRS” means the Internal Revenue Service;

•        “JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended;

•        “Leafly” means Leafly Holdings, Inc., a Washington corporation;

•        “Leafly Class 1 Common Stock” means the Class 1 common stock, par value $0.0001 per share, of Leafly;

•        “Leafly Class 2 Common Stock” means the Class 2 common stock, par value $0.0001 per share, of Leafly;

•        “Leafly Class 3 Common Stock” means the Class 3 common stock, par value $0.0001 per share, of Leafly;

•        “Leafly Common Stock” means, together, the Leafly Class 1 Common Stock, Leafly Class 2 Common Stock, and Leafly Class 3 Common Stock;

•        “Leafly Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of Leafly;

•        “Leafly record date” means [•], 2021.

•        “Leafly Shareholder Approval” means approval of the Merger Agreement and the Business Combination, including the Mergers, by (a) the holders of a majority of the voting power of the Leafly Class 1 Common Stock and (b) the holders of a majority of the voting power of the Leafly Common Stock and the Leafly Preferred Stock, voting together as a single class;

•        “Leafly Stock” means, together, the Leafly Common Stock and Leafly Preferred Stock;

•        “Marcum” means Marcum LLP, an independent registered public accounting firm serving as auditor for each of Merida and Leafly;

•        “Merida” means Merida Merger Corp. I, a Delaware corporation, which is expected to be renamed “Leafly Holdings, Inc.” upon the closing of the Business Combination (unless the context otherwise requires, references to “Merida” and “New Leafly” after the closing of the Business Combination refer to the combined company, including its operating subsidiaries);

•        “Merida initial stockholders” means the holders of the sponsor shares prior to Merida’s initial public offering;

•        “Merger Agreement” means the Agreement and Plan of Merger, dated as of August 9, 2021 and amended on September 8, 2021 (as may be amended, restated, supplemented or otherwise modified from time to time), by and among Merida, Merger Sub I, Merger Sub II and Leafly;

•        “Merger Consideration” means the aggregate number of shares of Merida’s Common Stock that the securityholders of Leafly as of immediately prior to the consummation of the Initial Merger have the right to receive upon consummation of the Initial Merger;

•        “Mergers” means (a) the merger of Merger Sub I with and into Leafly, with Leafly surviving as a wholly owned subsidiary of Merida (the “Initial Merger”) and (b) immediately following the Initial Merger and as part of the same overall transaction as the Initial Merger, the merger of Leafly with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Merida (the “Final Merger”);

•        “Merger Shares” means shares of Merida Common Stock issued as consideration in the Initial Merger;

•        “Merger Sub I” means Merida Merger Sub, Inc., a Washington corporation and wholly owned subsidiary of Merida;

•        “Merger Sub II” means Merida Merger Sub II, LLC, a Washington limited liability company and wholly owned subsidiary of Merida;

•        “Minimum Cash Condition” means the condition to closing the Merger Agreement that the sum of (a) the funds contained in Merida’s trust account after taking into account redeeming stockholders, plus (b) all other cash and cash equivalents of Merida, plus (c) the aggregate principal amount of the Notes, plus (d) the proceeds of any other financing of Merida, equals or exceeds $85 million;

•        “Nasdaq” means the Capital Market of the Nasdaq Stock Market, LLC;

•        “New Leafly” means Merida (or following its name change, Leafly Holdings, Inc.) after the consummation of the Business Combination, including, unless the context otherwise requires, its operating subsidiaries;

•        “New Leafly Common Stock” means, after the Mergers and the effectiveness of the Proposed Charter, the common stock, par value $0.0001 per share, of New Leafly;

•        “Notes” means the convertible promissory notes in an aggregate principal amount of $31,470,010 issued pursuant to the Note Purchase Agreement;

•        “Note Purchase Agreement” means that certain note purchase agreement dated as of June 3, 2021 (as amended, and as may be further amended, restated, supplemented or otherwise modified from time to time), by and among Leafly and the investors party thereto;

•        “Participants” means the individuals to whom RSUs may be granted pursuant to the Earnout Plan;

•        “private warrants” means the 3,950,311 Warrants of Merida sold to the Sponsor and EBC in a private placement that took place simultaneously with Merida’s initial public offering;

•        “Proposed Bylaws” means the amended and restated bylaws of New Leafly following the Mergers;

•        “Proposed Charter” means the second amended and restated certificate of incorporation of New Leafly following the Mergers;

•        “public shares” means the shares of Common Stock included in the Units issued in Merida’s initial public offering;

•        “public stockholders” means holders of public shares;

•        “record date” means November 9, 2021;

•        “redeeming stockholders” means the holders of Common Stock who exercise certain redemption rights as described in this proxy statement/prospectus/consent solicitation statement to have their Common Stock redeemed for cash in connection with the Business Combination;

•        “Representative Shares” means the 120,000 shares of Common Stock outstanding that were issued to EBC and its designees.

•        “SEC” means the United States Securities and Exchange Commission;

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•        “Second Earn Out Period” means the three-year period beginning on the trading day after the Closing Date;

•        “Second Price Triggering Event” means the date on which the VWAP of New Leafly Common Stock for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination is greater than or equal to $15.50 during the Second Earn Out Period (as adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of New Leafly Common Stock occurring at or after the Closing);

•        “Second Revenue Triggering Event” means New Leafly’s gross revenue for the year ending December 31, 2023, as set forth in New Leafly’s audited income statement included in New Leafly’s annual report on Form 10-K for the year ending December 31, 2023, equaling or exceeding $101,000,000;

•        “Securities Act” means the Securities Act of 1933, as amended;

•        “special meeting” means the special meeting in lieu of an annual meeting of the stockholders of Merida that is the subject of this proxy statement/prospectus/consent solicitation statement;

•        “Sponsor” means Merida Holdings, LLC, a Delaware limited liability company and an affiliate of certain of Merida’s officers and directors;

•        “sponsor shares” means the 3,250,388 shares of Common Stock outstanding that were issued prior to Merida’s initial public offering;

•        “trust account” means Merida’s trust account established for the benefit of the public stockholders;

•        “Units” means the units issued in Merida’s initial public offering, each unit consisting of one share of Common Stock and one-half of one Warrant;

•        “U.S. GAAP” means generally accepted accounting principles in the United States;

•        “VWAP” means, with respect to any security, for each trading day, the daily volume weighted average price (based on such trading day) of such security on Nasdaq or other securities exchange on which such security is traded, as reported by Bloomberg Financial L.P. using the AQR function;

•        “Warrants” means the redeemable warrants of Merida, each Warrant exercisable for shares of Common Stock (or New Leafly Common Stock, as applicable);

•        “WBCA” means the Washington Business Corporation Act, as amended; and

•        “Weil” means Weil, Gotshal & Manges LLP, counsel to Leafly.

For a further description of the terms used to refer to Leafly’s business, please see the section entitled “Glossary of Terms Related to Leafly’s Business” on page 209 of this proxy statement/prospectus/consent solicitation statement.

FORWARD-LOOKING STATEMENTS

Certain information in this proxy statement/prospectus/consent solicitation statement constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). However, because Merida is a “blank check” company, the safe-harbor provisions of the PSLRA do not apply to statements made in this proxy statement/prospectus/consent solicitation statement. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “project,” “budget,” “forecast,” “anticipate,” “plan,” “may,” “will,” “could,” “should,” “predict,” “potential,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•        discuss future expectations;

•        contain projections of future results of operations or financial condition; or

•        state other “forward-looking” information.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus/consent solicitation statement.

All forward-looking statements included herein attributable to any of Merida, Leafly or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Merida and Leafly undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus/consent solicitation statement or to reflect the occurrence of unanticipated events.

There may be events in the future that Merida is not able to predict accurately or over which it has no control. The section in this proxy statement/prospectus/consent solicitation statement entitled “Risk Factors,” “Leafly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other cautionary language discussed in this proxy statement/prospectus/consent solicitation statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Merida in such forward-looking statements.

Before you grant your proxy or instruct your bank or broker how to vote, or vote on the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, the Governance Proposals, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Earnout Plan Proposal, and the Adjournment Proposal, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus/consent solicitation statement may adversely affect Merida, Leafly and/or New Leafly.

SUMMARY OF THE MATERIAL TERMS OF THE MERGERS

•        The parties to the Merger Agreement are Merida, Merger Sub I, Merger Sub II, and Leafly. On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Leafly in the Initial Merger, with Leafly surviving as a wholly owned subsidiary of Merida. Immediately following the Initial Merger and as part of a single integrated transaction, Leafly will merge with and into Merger Sub II in the Final Merger, with Merger Sub II surviving as a wholly owned subsidiary of Merida. See the sections entitled “Proposal No. 1 — The Business Combination Proposal” and “The Merger Agreement.”

•        Leafly was founded in 2010 and has grown into a leading marketplace and information resource platform. Leafly offers a deep library of content, including detailed information about cannabis strains, retailers and current events. Leafly is a trusted destination to discover legal cannabis products and order them from licensed retailers. Leafly offers subscription-based products and digital advertising used by over 7,800 cannabis brands and 4,600 retailers.

•        Pursuant to the Merger Agreement, at the time of the Initial Merger, (a) each issued and outstanding share of Leafly Common Stock (including shares of Leafly Common Stock issued upon conversion of the Notes) will be automatically converted into the right to receive a number of Merger Shares equal to the Exchange Ratio and (b) each issued and outstanding share of Leafly Preferred Stock will be automatically converted into the right to receive a number of Merger Shares equal to the Exchange Ratio multiplied by the number of shares of Leafly Common Stock issuable upon conversion of such shares of Leafly Preferred Stock. As of September 30, 2021, we estimate that the Exchange Ratio will be 0.3275. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Structure of the Mergers.”

•        Additionally, following the completion of the Mergers, the holders of Leafly Common Stock, Leafly Preferred Stock, and Participants will have the contingent right to receive up to an aggregate of 6,000,000 Earnout Shares, as follows: (a) 3,000,000 shares of New Leafly Common Stock upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event (with a reduced number of shares to be issued in the event that New Leafly’s gross revenue for the year ending December 31, 2022 equals or exceeds 90% of the revenue required in the First Revenue Triggering Event, and a gross-up in the event that the First Price Triggering Event occurs thereafter); (b) 3,000,000 shares of New Leafly Common Stock upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event (with a reduced number of shares to be issued in the event that New Leafly’s gross revenue for the year ending December 31, 2023 equals or exceeds 90% of the revenue required in the Second Revenue Triggering Event, and a gross-up in the event that the Second Price Triggering Event occurs thereafter). The Merger Agreement also provides a catch-up provision, such that all Earnout Shares will be issuable upon achievement of the Second Revenue Triggering Event or Second Price Triggering Event, notwithstanding a failure to achieve the First Revenue Triggering Event or First Price Triggering Event. Additionally, if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when Earnout Shares are earnable, then immediately prior to the consummation of such Change of Control (i) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (ii) the applicable Earnout Shares will be issued. The earnout provisions are described in more detail in this proxy statement/prospectus/consent solicitation statement in the section entitled “Proposal No. 1 — The Business Combination Proposal — Structure of the Mergers.”

•        Assuming (a) that no additional holder of public shares exercises redemption rights as described in this proxy statement/prospectus/consent solicitation statement (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination), (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021) and (e) no inclusion of the effect of outstanding warrants and options of Leafly and Merida and the issuance of the Earnout Shares, or any further financing of Merida or Leafly, immediately after the closing of the Business Combination, the former Leafly securityholders will hold approximately 72% of the issued and outstanding shares of New Leafly Common Stock and the current public stockholders of Merida will hold approximately 24% of the issued and outstanding shares of New Leafly Common Stock and the Sponsor will hold approximately 4% of the issued and outstanding shares of New Leafly Common Stock. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Structure of the Mergers.”

•        All of the Merger Shares and Earnout Shares, if issued, will be subject to transfer restrictions for a period of 180 days following completion of the Business Combination.

•        Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into an agreement (the “Sponsor Agreement”), providing that: (a) at the Closing, a number of sponsor shares will be cancelled and forfeited equal to the quotient of (i) the amount by which certain unpaid expenses incurred by or on behalf of Merida (the “Outstanding Merida Expenses”) exceed $6.5 million, divided by (ii) $10.00 (such shares, the “Forfeited Shares”), provided, that variable fees paid or required to be paid to capital markets advisory firms engaged by Merida will not be included for purposes of determining whether the Outstanding Merida Expenses exceed $6.5 million, (b) the parties will enter into an amendment to the existing Stock Escrow Agreement (“Stock Escrow Amendment”) providing for the forfeiture and cancellation of the Forfeited Shares and the escrow of all remaining sponsor shares until certain earnout conditions are met, and (c) the sponsor shares will be subject to transfer restrictions for a period of 180 days following completion of the Business Combination. The Stock Escrow Amendment provides that, following the Closing, after giving effect to the forfeiture of the Forfeited Shares, (w) fifty percent of the remaining sponsor shares (the “Net Sponsor Shares”) will be released from escrow on the Closing Date in the event that the Minimum Cash Condition is satisfied (with a reduced number of shares to be released based on the cash actually delivered by Merida on the Closing Date in the event that Leafly waives compliance with the Minimum Cash Condition), (x) twenty-five percent of the Net Sponsor Shares will be released from escrow upon the occurrence of the First Price Triggering Event, (y) all of the sponsor shares then held in escrow will be released from escrow upon the occurrence of the Second Price Triggering Event, and (z) if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the applicable per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when sponsor shares are held in escrow, then immediately prior to the consummation of such Change of Control (i) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (ii) the applicable Net Sponsor Shares will be released from escrow. On the business day following the end of the Second Earn Out Period, all sponsor shares not released from escrow will be forfeited and cancelled. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements.”

•        Concurrently with the execution of the Merger Agreement, Merida, First Merger Sub, Second Merger Sub, and certain shareholders of Leafly entered into agreements (“Support Agreements”) which provide for a voting agreement and lock-up, among other agreements of the shareholders. Pursuant to the Support Agreements, such shareholders agreed to comply with certain covenants relating to non-solicitation and not to transfer any of the Leafly Common Stock and Leafly Preferred Stock held by them. The shareholders also agreed to vote all of their Leafly Common Stock and Leafly Preferred Stock (a) in favor of the Merger Agreement and the Business Combination, including the Mergers, and any other matters necessary or reasonably requested by Leafly in connection with the consummation of the Business Combination; provided, that if Leafly’s board of directors changes or modifies its recommendation to the Leafly shareholders to approve the Merger Agreement and approve the Business Combination, including the Mergers, the number of shares of Leafly Common Stock and or Leafly Preferred Stock that such shareholder shall be committed to vote shall decrease (on a pro rata basis) to a number of shares that, when aggregated with the number of shares of Leafly Stock that other Leafly shareholders (other than Merida) are obligated to vote pursuant to the Support Agreements, shall not exceed 40.00% of the voting power of the outstanding shares of Leafly Stock, (b) against any proposal, offer, or submission with respect to the merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, or winding up of Leafly other than the Merger Agreement and the Business Combination, including the Mergers, and (c) against any proposal, action, or agreement that would result in a breach of any covenant, representation or warranty of such shareholder contained in the Support Agreement, result in a breach of any covenant, representation, or warranty of Leafly, result in the failure of any conditions in the Merger Agreement, or change in any manner the voting rights of any class of equity securities of Leafly. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements.”

•        Concurrently with the execution of the Merger Agreement, Merida, the Sponsor, and Leafly entered into a letter agreement (the “Financing Commitment”) pursuant to which the Sponsor agreed to subscribe for and purchase up to $10 million of shares of Merida Common Stock, at a price per share not to exceed $10.00, in the event that the Minimum Cash Condition would not be satisfied as of Closing. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements.”

•        To provide a source of financing for Leafly prior to the Closing, Leafly issued convertible promissory notes in an aggregate principal amount equal to $31.47 million pursuant to the Note Purchase Agreement. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger. Affiliates of the Sponsor and of certain directors of Merida purchased Notes in an aggregate principal amount of $15.0 million.

•        The Merger Agreement provides that either Merida or Leafly may terminate the Merger Agreement and the Business Combination under certain circumstances, including if the Mergers have not been consummated on or before February 5, 2022 (the “Termination Date”), provided, however, that the right to terminate the Merger Agreement on or after the Termination Date will not be available to any party whose failure to fulfill its obligations under the Merger Agreement has been the principal cause of, or primarily resulted in, the failure of the Mergers to occur on or before the Termination Date. See the section entitled “The Merger Agreement — Termination.”

•        In addition to voting on proposals to approve the Merger Agreement and the Mergers and the issuance of more than 20% of the issued and outstanding shares of the Common Stock in connection with the Mergers, the stockholders of Merida will vote on proposals to: (a) approve the Proposed Charter; (b) approve, on a non-binding, advisory basis, material governance provisions included in the Proposed Charter; (c) elect the director nominee identified in this proxy statement/prospectus/consent solicitation statement who will serve as a director of Merida until the 2024 annual meeting of stockholders and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation, or removal; (d) approve the 2021 Plan; (e) approve the ESPP; (f) approve the Earnout Plan; and (g) adjourn the special meeting to a later date or dates, if it is determined by Merida and Leafly that additional time is necessary to complete the Mergers for any reason. The approval of the Business Combination Proposal, Nasdaq Proposal, the Charter Amendment Proposal, and Earnout Plan Proposal by the stockholders of Merida is a condition to the consummation of the Business Combination. See the sections entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Nasdaq Proposal,” “Proposal No. 3 — The Charter Amendment Proposal,” “Proposal No. 4 — The Governance Proposals,” “Proposal No. 5 — The Director Election Proposal,” “Proposal No. 6 — The Incentive Plan Proposal,” “Proposal No. 7 — The ESPP Proposal,” “Proposal No. 8 — The Earnout Plan Proposal,” and “Proposal No. 9 — The Adjournment Proposal.”

•        Pursuant to the terms of the Merger Agreement, Merida has agreed to take all actions necessary or appropriate to nominate the following persons to serve as the initial directors of New Leafly upon the closing of the Business Combination: Yoko Miyashita, Peter Lee, Michael Blue and two additional directors to be announced prior to the special meeting. Prior to the consummation of the Business Combination, we expect that each of Mitchell Baruchowitz, Jeffrey Monat, and Andres Nannetti will submit their resignations from their positions as members of Merida’s board of directors and of any committee thereof, conditioned upon and effective as of the effective time of the Initial Merger (or such other time as may be mutually agreed in writing by Merida and Leafly). Immediately following the effectiveness of such resignations, we expect Peter Lee will appoint the persons named in this paragraph to New Leafly’s board of directors. See the section entitled “Proposal No. 5 — The Director Election Proposal.”

•        Upon completion of the Mergers, the executive officers of New Leafly will include Yoko Miyashita, as Chief Executive Officer, Samuel Martin as Chief Operating Officer, Suresh Krishnaswamy, as Chief Financial Officer, Kimberly Boler as General Counsel and the other persons described under “Management of New Leafly.”

•        At the Closing, certain securityholders of Leafly and stockholders of Merida will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which they will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of certain shares of New Leafly Common Stock held by them, subject to certain conditions set forth therein. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information set forth elsewhere in this proxy statement/prospectus/consent solicitation statement and only briefly address some commonly asked questions about the special meeting and the proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not purport to include all information that may be important to Merida stockholders or Leafly shareholders. Stockholders are urged to carefully read this entire proxy statement/prospectus/consent solicitation statement, including the annexes and the other documents referred to or incorporated by reference herein, to fully understand the proposed Business Combination and the voting procedures for the special meeting.

QUESTIONS AND ANSWERS ABOUT MERIDA’S SPECIAL MEETING

Q.     Why am I receiving this proxy statement/prospectus/consent solicitation statement?

A.     Merida and Leafly have agreed to a business combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus/consent solicitation statement. A copy of the Merger Agreement is attached to this proxy statement/prospectus/consent solicitation statement as Annex A and Merida encourages its stockholders to read it in its entirety. Merida’s stockholders are being asked to consider and vote upon a proposal to approve the Merger Agreement and the Mergers, including (a) the Initial Merger, whereby Merger Sub I will merge with and into Leafly, with Leafly surviving the Initial Merger as the Initial Surviving Company, and (b) immediately following the Initial Merger and as part of the same overall transaction as the Initial Merger, the Final Merger, whereby the Initial Surviving Company will merge with and into Merger Sub II, with Merger Sub II surviving as the Final Surviving Company. We refer to this proposal as “The Business Combination Proposal.” See the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Q.     Are there any other matters being presented to stockholders at the meeting?

A.     In addition to voting on the Business Combination Proposal, the stockholders of Merida will vote on the following:

•        A proposal, as required by the rules of the Nasdaq Stock Market, to approve (a) the issuance of shares of Common Stock in the Mergers in an amount greater than 20% of the number of shares of Common Stock outstanding before such issuances and (b) the issuance of shares of Common Stock resulting in a change of control of Merida. We refer to this proposal as “The Nasdaq Proposal.” See the section entitled “Proposal No. 2 — The Nasdaq Proposal.”

•        A proposal to adopt the Proposed Charter, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex B hereto). We refer to this proposal as “The Charter Amendment Proposal.” See the section entitled “Proposal No. 3 — The Charter Amendment Proposal.”

•        Separate proposals to approve, on a non-binding, advisory basis and in accordance with SEC requirements, the following governance provisions included in the Proposed Charter, to: (a) increase the number of shares of common stock that New Leafly is authorized to issue from 50,000,000 shares to 200,000,000 shares and increase the number of shares of preferred stock that New Leafly is authorized to issue from 1,000,000 shares to 5,000,000 shares; (b) require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock following the consummation of the Mergers, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity, and amendments; (c) eliminate the ability of stockholders to act by written consent; and (d) provide that special meetings of stockholders may only be called by the board of directors, chairman of the board, or chief executive officer of New Leafly, subject to the rights of the holders of any outstanding series of preferred stock. We refer to these proposals collectively as “The Governance Proposals.” A copy of the Proposed Charter effectuating the foregoing amendments is attached to this proxy statement/prospectus/consent solicitation statement as Annex B. See the section entitled “Proposal No. 4 — The Governance Proposals.”

•        A proposal to elect the director nominee identified in this proxy statement/prospectus/consent solicitation statement to Merida’s board of directors until the 2024 annual meeting of stockholders, and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation, or removal. We refer to this proposal as “The Director Election Proposal.” See the section entitled “Proposal No. 5 — The Director Election Proposal.”

•        A proposal to approve the 2021 Plan. We refer to this proposal as “The Incentive Plan Proposal.” A copy of the 2021 Plan is attached to this proxy statement/prospectus/consent solicitation statement as Annex C. See the section entitled “Proposal No. 6 — The Incentive Plan Proposal.”

•        A proposal to approve the ESPP. We refer to this proposal as “The ESPP Proposal.” A copy of the ESPP is attached to this proxy statement/prospectus/consent solicitation statement as Annex D. See the section entitled “Proposal No. 7 — The ESPP Proposal.”

•        A proposal to approve the Earnout Plan. We refer to this proposal as “The Earnout Plan Proposal.” A copy of the Earnout Plan is attached to this proxy statement/prospectus/consent solicitation statement as Annex E. See the section entitled “Proposal No. 8 — The Earnout Plan Proposal.”

•        A proposal to adjourn the special meeting to a later date or dates if it is determined by Merida and Leafly that additional time is necessary to complete the Mergers for any reason. We refer to this proposal as “The Adjournment Proposal.” See the section entitled “Proposal No. 9 — The Adjournment Proposal.”

Merida will hold a special meeting in lieu of an annual meeting of its stockholders to consider and vote upon these proposals. This proxy statement/prospectus/consent solicitation statement contains important information about the proposals, the proposed Business Combination and the other matters to be acted upon at the special meeting. Stockholders should read it carefully.

The closing of the Business Combination is conditioned on approval of the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, and the Earnout Plan Proposal. If the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, or the Earnout Plan Proposal is not approved, the remaining proposals are not expected to be presented to stockholders for a vote.

The vote of stockholders is important. Regardless of how many shares you own, you are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus/consent solicitation statement.

Q.     Why is Merida proposing the Business Combination?

A.     Merida was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On November 7, 2019, Merida completed its initial public offering of 12,000,000 Units, with each Unit consisting of one share of Common Stock and one-half of one redeemable Warrant, with each whole Warrant entitling the holder to purchase one share of Common Stock at a price of $11.50, raising total gross proceeds of approximately $120,000,000. Simultaneously with closing of the initial public offering, Merida consummated the sale of 3,750,000 Warrants in a private placement at a price of $1.00 per Warrant, generating gross proceeds of $3,750,000. On November 13, 2019, Merida consummated the sale of an additional 1,001,552 Units that were subject to the underwriters’ over-allotment option, for additional gross proceeds of $10,015,520, and an additional 200,311 Warrants, generating additional gross proceeds of $200,311. A total of $130,015,520 of the net proceeds of the initial public offering and simultaneous private placement was deposited into the trust account. Since its initial public offering, Merida’s activity has been limited to the evaluation of business combination candidates.

Leafly was founded in 2010 and has grown into a leading marketplace and information resource platform. Leafly offers a deep library of content, including detailed information about cannabis strains, retailers and current events. Leafly is a trusted destination to discover legal cannabis products and order them from licensed retailers. Leafly offers subscription-based products and digital advertising used by over 7,800 cannabis brands and 4,600 retailers.

Based on Merida’s due diligence investigations of Leafly and the industry in which Leafly operates, including the financial and other information provided by Leafly to Merida in the course of evaluating a business combination with Leafly and negotiating the Merger Agreement, Merida believes that Leafly has an appealing market opportunity and growth profile, strong position in its industry and a compelling valuation. As a result, Merida believes that a business combination with Leafly will provide Merida stockholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Merida’s Board of Directors’ Reasons for Approval of the Business Combination.”

Q.     I am a Merida warrant holder. Why am I receiving this proxy statement/prospectus/consent solicitation statement?

A.     The holders of Merida’s Warrants are entitled to purchase shares of Common Stock at a purchase price of $11.50 per share beginning 30 days after the closing of the Business Combination. This proxy statement/prospectus/consent solicitation statement includes important information about Merida and the business of New Leafly and its subsidiaries following the closing of the Business Combination. Because holders of Warrants will be entitled to purchase shares of Common Stock beginning 30 days after the closing of the Business Combination, we urge you to read the information contained in this proxy statement/prospectus/consent solicitation statement carefully.

Q.     What will happen to Merida’s securities upon consummation of the Business Combination?

A.     Merida Common Stock and Warrants are currently listed on Nasdaq under the symbols “MCMJ” and “MCMJW,” respectively. Merida intends to apply for approval to list on Nasdaq the New Leafly Common Stock and Warrants under the proposed symbols “LFLY” and “LFLYW,” respectively, to be effective at the consummation of the Business Combination. It is a condition to the consummation of the Business Combination that the shares of Common Stock to be issued in the Mergers are approved for listing on Nasdaq (subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders), but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

Merida Warrant holders and those public stockholders who do not elect to have their public shares redeemed for a pro rata share of the trust account need not submit their Merida Common Stock or Warrant certificates, and such shares and Warrants will remain outstanding.

Q.     Did Merida’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     Yes. The Existing Charter requires the Merida board of directors to seek a third-party valuation or fairness opinion in connection with a business combination if the target business is affiliated with the Merida initial stockholders, officers, directors or their affiliates. The Merida board of directors received an opinion from Craig-Hallum Capital Group LLC (“Craig-Hallum”) to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations and qualifications set forth therein, (a) the consideration to be issued and paid by Merida in the Business Combination pursuant to the Merger Agreement was fair, from a financial point of view, to Merida’s public stockholders and (b) Leafly had a fair market value equal to at least 80% of the balance of funds in Merida’s trust account (less taxes payable on interest earned). Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of Merida’s Financial Advisor.” The full text of the written opinion is attached to this proxy statement/prospectus/consent solicitation statement as Annex F. For a more detailed discussion of the factors utilized by Merida’s board of directors in approving the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Q.     Do I have redemption rights?

A.     If you are a holder of public shares, you have the right to demand that Merida redeem such shares for a pro rata portion of the cash held in Merida’s trust account, calculated as of two business days prior to the consummation of the Business Combination. We sometimes refer to these rights to demand redemption of the public shares as “redemption rights.”

Under the Existing Charter, the Business Combination may not be consummated if Merida has net tangible assets of less than $5,000,001 either immediately prior to or upon consummation of the Business Combination, after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of public shares, the completion of the Business Combination and the completion of any financing of Merida.

Q.     How do I exercise my redemption rights?

A.     A holder of public shares may exercise redemption rights regardless of whether it votes for or against the Business Combination Proposal or does not vote on such proposal at all, and regardless of whether it is a holder of public shares on the record date. If you are a holder of public shares and wish to exercise your redemption rights, you must demand that Merida redeem your public shares for cash, and deliver your public shares to Merida’s transfer agent physically or electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (“DWAC”) System no later than two business days prior to the special meeting. Any holder of public shares seeking redemption will be entitled to a full pro rata portion of the amount then in the trust account (which, for illustrative purposes, was approximately $116.3 million, or approximately $10.01 per share, as of the record date), less any owed but unpaid taxes on the funds in the trust account. Such amount will be paid promptly upon consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time prior to the special meeting, or with Merida’s consent prior to the completion of the Business Combination. If you deliver your shares for redemption to Merida’s transfer agent and later decide not to elect redemption, you may request that Merida’s transfer agent return the shares (physically or electronically). You may make such request by contacting Merida’s transfer agent at the address listed at the end of this section.

Any written demand of redemption rights must be received by Merida’s transfer agent at least two business days prior to the vote taken on the Business Combination Proposal at the special meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Warrants that you may hold. Each Warrant will become exercisable to purchase one share of Common Stock for a purchase price of $11.50 beginning 30 days after consummation of the Business Combination.

Following consummation of the Business Combination, New Leafly may call the Warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per Warrant if certain conditions are met, including if the reported last sale price of the shares of New Leafly Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to Warrant holders. As of the record date, the reported last sale price of the Merida shares was $10.49 and the highest last sale price through such date has been $11.27. In order to redeem the Warrants, New Leafly must provide 30 days’ prior written notice of redemption to each Warrant holder and have a current registration statement in effect with respect to the shares of New Leafly Common Stock underlying such Warrants. The private warrants are not redeemable by New Leafly following consummation of the Business Combination.

If the foregoing conditions are satisfied and New Leafly issues a notice of redemption, each Warrant holder can exercise his, her or its Warrant prior to the scheduled redemption date. However, New Leafly will not be required to notify any holder if the conditions have been met if New Leafly is not calling the Warrants for redemption. On and after the redemption date, a record holder of a Warrant (excluding the private warrants) will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

Q.     Do I have appraisal rights if I object to the proposed Business Combination?

A.     No. Neither Merida stockholders nor its warrant holders have appraisal rights in connection with the Business Combination under Delaware law. See the section entitled “Dissenters’ Rights.”

Q.     What happens to the funds deposited in the trust account after consummation of the Business Combination?

A.     Of the net proceeds of Merida’s initial public offering and simultaneous private placement of warrants, approximately $130 million was placed in the trust account immediately following the initial public offering. After consummation of the Business Combination, the funds in the trust account will be used to pay, on a pro rata basis, holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination, and for general corporate purposes of New Leafly.

Q.     What happens if a substantial number of public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     Merida’s public stockholders may vote in favor of the Business Combination Proposal and still exercise their redemption rights, although they are not required to vote either for or against the Business Combination, or vote at all, or to be holders on the record date, in order to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of redemption by public stockholders, subject to the requirement that Merida have at least $5,000,001 of net tangible assets immediately prior to or upon the consummation of the Business Combination. With fewer public shares and public stockholders, the trading markets for the Common Stock following the closing of the Business Combination may be less liquid than the market for the Common Stock prior to the Mergers, and Merida may not be able to meet the listing standards of Nasdaq, which is a condition to closing the Business Combination. For example, the combined company must meet certain distribution criteria, including having a minimum of 1,100,000 publicly held shares (excluding shares held by directors, officers, their immediate family members and other concentrated holdings of 10% or more), in order to be listed on Nasdaq. In addition, with fewer funds available from the trust account, the capital infusion from the trust account into Leafly’s business will be reduced and Leafly may not be able to fully achieve its business plans or goals.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Warrants that you may hold. Accordingly, even if the maximum number of shares was redeemed, there would still be 6,500,776 public Warrants and 3,950,311 private warrants outstanding. Further, if the shares of Merida Common Stock are trading above the exercise price of $11.50 per warrant, the warrants are considered to be “in the money” and are therefore more likely to be exercised by the holders thereof (when they become exercisable). This in turn increases the risk to non-redeeming stockholders that the warrants will be exercised, which would result in immediate dilution to the non-redeeming stockholders. As of November 9, 2021, the closing price of the warrants was $1.86 per warrant.

The potential impact of different redemption levels is illustrated below through a comparison of a no redemption, illustrative redemption, contractual maximum redemption and minimum cash condition waiver scenarios (as described below). In the sensitivity table below, the residual equity value owned by non-redeeming stockholders, taking into account the respective redemption amounts, is assumed to remain the deemed value of $10.00 per share. As a result of such redemption amounts and the assumed $10.00 per share value, the implied total equity value of New Leafly, assuming no dilution from any of the Warrants, private warrants, the 2018 Plan, the 2021 Plan, the ESPP or the sponsor shares that are subject to vesting (“Additional Dilution Sources”), would be (a) $484,802,240 in the no redemption scenario, (b) $453,470,590 in the illustrative redemption scenario, (c) $422,138,930 in the contractual maximum redemption scenario and (d) $397,263,930 in the minimum cash condition waiver scenario. Additionally, the sensitivity table below sets forth the potential additional dilutive impact of each of the Additional Dilution Sources in each redemption scenario, as described further in Notes 10 through 18 below.

Redemption Sensitivity Analysis Table

Holders	No Redemption Scenario(1)	% of Total	Illustrative Redemption Scenario(2)	% of Total	Contractual Maximum Redemption Scenario(3)	% of Total	Minimum Cash Condition Waiver Scenario(4)	% of Total
Public Stockholders(5)	11,611,685	24.0%	8,478,520	18.7%	5,345,354	12.7%	2,345,354	5.9%
Merida Initial Stockholders (including Sponsor and EarlyBirdCapital)(6)	1,745,194	3.6%	1,745,194	3.8%	1,745,194	4.1%	2,257,694	5.7%
Leafly Securityholders(7)	35,123,345	72.4%	35,123,345	77.5%	35,123,345	83.2%	35,123,345	88.4%
Total Shares Outstanding Excluding Unvested Shares, Earnout Shares and Warrants	48,480,224	100%	45,347,059	100%	42,213,893	100%	39,726,393	100%
Total Equity Value Post-Redemptions	$484,802,240		$453,470,590		$422,138,930		$397,263,930
Per Share Value	$10.00		$10.00		$10.00		$10.00

Additional Dilution Sources(8)	No Redemption Scenario(1)	% of Total(9)	Illustrative Redemption Scenario(2)	% of Total(9)	Contractual Maximum Redemption Scenario(3)	% of Total(9)	Minimum Cash Condition Waiver Scenario(4)	% of Total(9)
Earnout Shares(10)	6,000,000	11.0%	6,000,000	11.7%	6,000,000	12.4%	6,000,000	13.1%
New Leafly Stock Options(11)	3,646,801	7.0%	3,646,801	7.4%	3,646,801	8.0%	3,646,801	8.4%
Merida Warrants
Warrants(12)	6,500,776	11.8%	6,500,776	12.5%	6,500,776	13.3%	6,500,776	14.1%
Private Warrants(13)	3,950,311	7.5%	3,950,311	8.0%	3,950,311	8.6%	3,950,311	9.0%
Equity Incentive Plans
2018 Plan(14)	193,860	0.4%	193,860	0.4%	193,860	0.5%	193,860	0.5%
2021 Plan(15)	5,232,089	9.7%	4,918,772	9.8%	4,605,455	9.8%	4,356,705	9.9%
ESPP(16)	1,308,022	2.6%	1,229,693	2.6%	1,151,364	2.7%	1,089,176	2.7%
Sponsor Shares Subject to Vesting(17)	1,625,194	3.2%	1,625,194	3.5%	1,625,194	3.7%	2,112,694	5.0%
Total Additional Dilutive Sources(18)	28,457,053	37.0%	28,065,407	38.2%	27,673,761	39.6%	27,850,323	41.2%

____________

(1)      This scenario assumes that no additional Common Stock is redeemed by the public stockholders (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

(2)      This scenario assumes that approximately 4,523,032 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination) are redeemed by the public stockholders.

(3)      This scenario assumes that approximately 7,656,198 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination) are redeemed by the public stockholders, which, based on the amount of $130,204,375 in the trust account as of September 30, 2021, represents the maximum amount of redemptions that would still enable Merida to have sufficient cash to satisfy the minimum cash condition in the Merger Agreement.

(4)      This scenario assumes that (a) Leafly waives the Minimum Cash Condition in the Merger Agreement, (b) the public stockholders redeem 10,656,198 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination), (c) 1,137,694 sponsor shares vest pursuant to the Stock Escrow Agreement at Closing, and (d) the Sponsor purchases 1,000,000 shares of Common Stock pursuant to the Financing Commitment (which are reflected in the row titled “Merida Initial Stockholders (including Sponsor and EarlyBirdCapital”). While this scenario assumes 10,656,198 shares will be redeemed by public stockholders, the Merger Agreement does not preclude Leafly from waiving the Minimum Cash Condition if additional shares are redeemed. As certain stockholders of Merida have agreed not to redeem 590,000 shares of Common Stock pursuant to the Non-Redemption Agreements, the maximum number of shares that could be redeemed is 12,411,552 shares of Common Stock (inclusive of the 1,389,867 shares of Common Stock that were redeemed on or prior to October 29, 2021); provided, however, in such event contractual obligations in the Financing Commitment would require the Sponsor to purchase an additional 1,000,000 shares of Common Stock. For more information regarding the Non-Redemption Agreements and Financing Commitment see the sections titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Non-Redemption Agreements” and “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Sponsor Financing Commitment,” respectively.

(5)      This row does not include the 3,250,388 shares of Common Stock that were issued to the Merida initial stockholders prior to Merida’s initial public offering and does not include the 120,000 Representative Shares.

(6)      This row assumes zero Forfeited Shares. Additionally, this row assumes that (a) of the 3,250,388 sponsor shares, 1,625,194 sponsor shares will vest upon the closing of the Mergers and (b) all 120,000 Representative Shares vest upon the closing of the Mergers in each of the no redemption scenario, the illustrative redemption scenario and the contractual maximum redemption scenario. In the minimum cash condition waiver scenario, this row assumes that (x) 1,137,694 sponsor shares will vest upon the closing of the Mergers, (y) all 120,000 Representative Shares vest upon the closing of the Mergers and (z) the Sponsor will purchase 1,000,000 shares of Common Stock in accordance with the Financing Commitment. In each scenario, the remaining unvested shares will remain subject to vesting. For more information regarding the vesting provisions of the Stock Escrow Amendment see the section titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Sponsor Agreement and Stock Escrow Amendment.”

(7)      This row assumes the conversion of all outstanding Leafly notes into New Leafly Common Stock in connection with the consummation of the Business Combination (and assuming the Business Combination closes in the fourth quarter of 2021). This row excludes New Leafly stock options and up to 6,000,000 of Earnout Shares that are issuable to Leafly securityholders and participants upon the realization of all of the triggering events in the Earnout Plan.

(8)      All share numbers and percentages for the Additional Dilution Sources are presented without the potential reduction of any amounts paid by the holders of the given Additional Dilution Sources and therefore may overstate the presentation of dilution.

(9)      The Percentage of Total with respect to each Additional Dilution Source set forth below, including the Total Additional Dilutive Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in both the numerator and denominator. For example, in the illustrative redemption scenario, the Percentage of Total with respect to the Earnout Shares would be calculated as follows: (a) 6,000,000 shares issued pursuant to the Earnout Plan; divided by (b) (i) 45,347,059 shares (the number of shares outstanding prior to any issuance pursuant to the Earnout Plan) plus (ii) 6,000,000 shares issued pursuant to the Earnout Plan.

(10)    This row assumes all 6,000,000 Earnout Shares are issued to Leafly securityholders and participants.

(11)    This row assumes exercise of all New Leafly stock options for 3,646,801 shares of New Leafly Common Stock on a gross basis (based on the outstanding options of Leafly as of September 30, 2021 and assuming the Business Combination closes in the fourth quarter of 2021).

(12)    This row assumes exercise of all Warrants to purchase 6,500,776 shares of New Leafly Common Stock (following the reclassification of Common Stock to New Leafly Common Stock upon the effectiveness of the Proposed Charter) and does not assume any buyback of Common Stock by New Leafly.

(13)    This row assumes exercise of all Private Warrants to purchase 3,950,311 shares of New Leafly Common Stock (following the reclassification of Common Stock to New Leafly Common Stock upon the effectiveness of the Proposed Charter) and does not assume any buyback of Common Stock by New Leafly.

(14)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan, which equals 193,860 shares.

(15)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the 2021 Plan, (10.0% of the sum of (x) the number of outstanding shares of New Leafly Common Stock following the consummation of the Business Combination, (y) each share of New Leafly Common Stock underlying the New Leafly stock options and (z) all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan), which equals 5,232,089 shares of New Leafly Common Stock in the no redemption scenario, 4,918,772 shares of New Leafly Common Stock in the illustrative redemption scenario, 4,605,455 shares of New Leafly Common Stock in the contractual maximum redemption scenario or 4,356,705 shares of New Leafly Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

(16)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the ESPP, (2.5% of the sum of (x) the number of outstanding shares of New Leafly Common Stock following the consummation of the Business Combination, (y) each share of New Leafly Common Stock underlying the New Leafly stock options and (z) all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan), which equals 1,308,022 shares of New Leafly Common Stock in the no redemption scenario, 1,229,693 shares of New Leafly Common Stock in the illustrative redemption scenario, 1,151,364 shares of New Leafly Common Stock in the contractual maximum redemption scenario or 1,089,176 shares of New Leafly Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

(17)    This row assumes zero Forfeited Shares. Additionally, this row assumes that of each of the remaining outstanding sponsor shares vest in accordance with the provisions of the Stock Escrow Agreement, resulting in 1,625,194 shares of Common Stock vesting in each of the no redemption scenario, the illustrative redemption scenario and the contractual maximum redemption scenario. In the minimum cash condition waiver scenario, this row assumes that each of the remaining 2,112,694 sponsor shares will vest in accordance with the provisions of the Stock Escrow Agreement.

(18)    This row assumes the issuance of all shares of Common Stock in connection with each of the Additional Dilution Sources, as described further in Notes 10 through 17 above, which equals 28,457,053 shares of Common Stock in the no redemption scenario, 28,065,407 shares of Common Stock in the illustrative redemption scenario, 27,673,761 shares of Common Stock in the contractual maximum redemption scenario or 27,850,323 shares of Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

The foregoing table is provided for illustrative purposes only and there can be no assurance that the New Leafly Common Stock will trade at the illustrative per share values set forth therein, regardless of the levels of redemption.

Q.     What happens if the Business Combination is not consummated?

A.     If Merida does not complete the Business Combination with Leafly for whatever reason, Merida would search for another target business with which to complete a business combination. If Merida does not complete the Business Combination with Leafly or another business combination by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to the Existing Charter), Merida must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to an amount then held in the trust account (net of taxes payable). The Sponsor and Merida’s officers and directors purchased the sponsor shares for an aggregate purchase price of $25,000. In connection with such purchase, they waived their redemption rights for no additional consideration with respect to their sponsor shares in the event a business combination is not effected in the required time period, and, accordingly, the sponsor shares held by them will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to the Warrants. Accordingly, the Warrants will expire worthless.

Q.     How do the Sponsor and the officers and directors of Merida intend to vote on the proposals?

A.     The Sponsor, which is an affiliate of certain of Merida’s officers and directors, beneficially owns and is entitled to vote an aggregate of approximately 21.7% of the outstanding Common Stock. The Sponsor has agreed to vote its shares in favor of the Business Combination Proposal and has indicated its intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the director nominee identified in this proxy statement/prospectus/consent solicitation statement to serve as a director of Merida until the 2024 annual meeting of stockholders, and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation or removal. In addition to the shares of Common Stock held by the Sponsor, Merida would need 4,240,650 public shares, or approximately 36.5%, of the 11,611,685 remaining public shares sold in Merida’s initial public offering (after giving effect to the redemption of 1,389,867 shares of Common Stock in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination) to be voted in favor of the Business Combination Proposal in order for it to be approved (assuming all outstanding shares are voted on the proposal). If the minimum number of shares representing a quorum of shares of Common Stock is present at the special meeting, Merida would need only 495,131 public shares, or approximately 4.3% of the public shares to be voted in favor of the Business Combination Proposal in order for it to be approved.

Q.     What interests do the Sponsor and the current officers and directors of Merida have in the Business Combination?

A.      In considering the recommendation of Merida’s board of directors to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and certain of Merida’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Merida’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. The Merida board of directors determined that the overall benefits expected to be received by Merida and its stockholders in the proposed Business Combination outweighed any potential risk created by the conflicts stemming from these interests. Additionally, because affiliates of Mitchell Baruchowitz and Jeffrey Monat, directors of Merida, hold Leafly Preferred Stock and purchased Notes from Leafly, they abstained from the Merida board’s vote to approve the Mergers to avoid the appearance of a potential conflict of interest. Notwithstanding the foregoing, stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

•        If the Business Combination with Leafly or another business combination is not consummated by December 31, 2021 (or such later date as may be approved by Merida’s stockholders), Merida will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 3,250,388 sponsor shares held by the Sponsor and Merida’s directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to Merida’s initial public offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $34.1 million based upon the closing price of $10.49 per share on Nasdaq on the record date.

•        The Sponsor, which is affiliated with certain of Merida’s directors and officers, purchased an aggregate of 3,900,311 Warrants from Merida for an aggregate purchase price of approximately $3.9 million (or $1.00 per Warrant). These purchases took place on a private placement basis simultaneously with the consummation of Merida’s initial public offering. All of the proceeds Merida received from these purchases were placed in the trust account. Such Warrants had an aggregate market value of $7.3 million based upon the closing price of $1.86 per warrant on Nasdaq on the record date. The private warrants will become worthless if Merida does not consummate a business combination by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to the Existing Charter).

•        Given the differential in the purchase price that the Sponsor paid for the sponsor shares as compared to the price of the Units sold in Merida’s initial public offering, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Common Stock trades below the price initially paid for the Units in Merida’s initial public offering and the public stockholders experience a negative rate of return following the completion of the Business Combination.

•        If Merida is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Merida for services rendered or contracted for or products sold to Merida. If Merida consummates a business combination, on the other hand, the Sponsor will have no such liability and Merida will be liable for all such claims.

•        The Sponsor and Merida’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Merida’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Merida fails to consummate an initial business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, Merida may not be able to reimburse these expenses if the Business Combination with Leafly or another business combination is not completed by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to its Existing Charter). As of November 9, 2021, the Sponsor and Merida’s officers and directors and their affiliates had not incurred any unpaid reimbursable expenses.

•        It is currently contemplated that Peter Lee will be a director of New Leafly after the closing of the Business Combination. As such, in the future, he will receive any cash fees, stock options or stock awards that the New Leafly board of directors determines to pay to its non-executive directors.

•        Affiliates of the Sponsor and of certain directors of Merida purchased Notes in an aggregate principal amount of $15 million. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger, and as part of the Initial Merger will be converted into New Leafly Common Stock. If the Business Combination is not consummated, such Notes will remain investments in Leafly.

•        Affiliates of the Sponsor and of certain directors of Merida also own 240,575 shares of Leafly Preferred Stock, which will be converted in accordance with the terms of the Merger Agreement into Merida’s Common Stock at Closing. If the Business Combination is not consummated, such shares would remain an investment in Leafly.

•        The Merger Agreement provides that at and as of the closing of the Mergers, Merida will enter into an indemnification agreement with each of the directors serving on its board of directors and each of its executive officers as of immediately prior to such closing, which shall indemnify such directors and officers with respect to actions arising out of or pertaining to matters existing or occurring at or prior to the Closing Date.

•        The Sponsor and Merida’s officers and directors (or their affiliates) may make loans from time to time to Merida to fund certain capital requirements. As of the date of this proxy statement/prospectus/consent solicitation statement, the Sponsor has loaned an aggregate of $800,000 to Merida, and additional loans may be made after the date of this proxy statement/prospectus/consent solicitation statement. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Merida outside of the trust account.

At the closing of the Mergers, assuming (a) that no holder of public shares exercises redemption rights as described in this proxy statement/prospectus/consent solicitation statement (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination), (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021), (e) giving effect to the conversion of all outstanding warrants and options of Leafly and Merida and the issuance of the Earnout Shares and (f) no inclusion of the effect of any further financing of Merida or Leafly, immediately after the closing of the Business Combination, Merida’s Sponsor and its affiliates will own approximately 11% of the equity of the combined company. Additionally, following the closing of the Mergers, Merida’s Sponsor and its affiliates could have a maximum total ownership interest of approximately 16% of the equity of the combined company, assuming (a) the maximum number of holders of public shares exercise their redemption rights as described in this proxy statement/prospectus/consent solicitation statement, (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021), (e) giving effect to the conversion of the private warrants but not to the other outstanding warrants and options of Leafly or Merida or the issuance of the Earnout Shares and (f) no inclusion of the effect of any further financing of Merida or Leafly. In the aggregate, the Sponsor and its affiliates have approximately $37.2 million at risk that depends upon the completion of a business combination. Such amount consists of (a) approximately $32.5 million representing the value of the Sponsor’s and its affiliates’ sponsor shares (assuming a value of $10.00 per share, the deemed value of the Common Stock in the Business Combination), (b) approximately $3.9 million representing the value of the Sponsor’s Warrants (based on the purchase price of $1.00 per Warrant), and (c) $800,000 representing the aggregate principal amount of outstanding working capital loans made by the Sponsor to Merida, which loans are repayable in cash at the Closing. Such securities had an aggregate market value of $41.4 million based upon the closing price of $10.49 per share and $1.86 per warrant on Nasdaq on the record date. Affiliates of the Sponsor and of certain directors of Merida own 240,575 shares of Leafly Preferred Stock, which will be converted in accordance with the terms of the Merger Agreement into Merida’s Common Stock at Closing. Affiliates of the Sponsor and of certain directors of Merida purchased Notes in an aggregate principal amount of $15 million. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger, and as part of the Initial Merger will be converted into New Leafly Common Stock. The Sponsor is also entitled to reimbursement of out-of-pocket expenses incurred on behalf of Merida. As of September 30, 2021, there were no reimbursable expenses outstanding. There are no fees payable to the Sponsor’s affiliates upon consummation of the Business Combination.

Merida’s Existing Charter waives the doctrine of corporate opportunity. However, Merida does not believe that such waiver had a material impact on its search for an acquisition target. This is because, notwithstanding such waiver, Merida’s officers and directors agreed in connection with Merida’s IPO to present to it all target business opportunities that had a fair market value of at least 80% of the assets held in the trust account (excluding taxes payable on the income accrued in the trust account), subject only to any pre-existing fiduciary or contractual obligations.

The existence of financial and personal interests of the Sponsor and Merida’s directors and officers may result in a conflict of interest on the part of the directors and officers between what they may believe is in the best interests of Merida and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals and in making other determinations in connection with the Business Combination. Merida stockholders should take these interests into account in deciding whether to approve the Business Combination.

The foregoing interests present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with Public Stockholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Public Stockholders rather than liquidate.

Q.     When do you expect the Business Combination to be completed?

A.     It is currently anticipated that the Business Combination will be consummated promptly following the Merida special meeting, which is set for [•], 2021; however, such meeting could be adjourned or postponed to a later date, as described elsewhere in this proxy statement/prospectus/consent solicitation statement. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Merger Agreement — Conditions to the Closing of the Business Combination.”

Q.     What do I need to do now?

A.     Merida urges you to carefully read and consider the information contained or incorporated by reference in this proxy statement/prospectus/consent solicitation statement, including the annexes, and to consider how the Business Combination will affect you as a stockholder and/or warrantholder of Merida. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/consent solicitation statement and on the enclosed proxy card.

Q.     When and where will the special meeting take place?

A.      The special meeting will be held on [•], 2021, at 10:00 a.m. eastern time, solely over the internet by means of a live audio webcast. You may attend and participate in the special meeting webcast by accessing the meeting web portal located at https://www.cstproxy.com/meridamergercorpi/sm2021 and following the instructions set forth below. Stockholders participating in the special meeting will be able to listen only and will not be able to speak during the special meeting webcast. However, in order to maintain the interactive nature of the special meeting, virtual attendees will be able to:

•        vote via the meeting web portal during the special meeting webcast; and

•        submit questions or comments to Merida’s directors and officers during the special meeting via the meeting web portal.

Stockholders may submit questions or comments during the meeting through the meeting web portal by typing in the “Submit a question” box.

Q.     How do I attend the special meeting?

A.     Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the special meeting will be a virtual meeting. Any stockholder wishing to attend the special meeting through the meeting web portal must register in advance. To register for and attend the special meeting, please follow these instructions as applicable to the nature of your ownership of Common Stock:

•        Shares Held of Record.    If you are a record holder, and you wish to attend the virtual special meeting, go to https://www.cstproxy.com/meridamergercorpi/sm2021, enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Immediately prior to the start of the special meeting, you will need to log back into the meeting site using your control number. You must register before the meeting starts.

•        Shares Held in Street Name.    If you hold your shares in “street” name, which means your shares are held of record by a broker, bank or nominee, and you who wish to attend the virtual special meeting, you must obtain a legal proxy from the stockholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the special meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the special meeting. “Street” name holders should contact Continental Stock Transfer & Trust Company on or before [•], 2021.

Stockholders will also have the option to listen to the special meeting by telephone by calling:

•        Within the United States and Canada: [•] (toll-free)

•        Outside of the United States and Canada: [•] (standard rates apply)

The passcode for telephone access: [•]#. You will not be able to vote or submit questions unless you register for and log in to the special meeting web portal as described above.

Q.     How do I vote?

A.     If you are a holder of record of Common Stock on the record date, you may vote by attending the special meeting and submitting a ballot via the meeting web portal or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly voted and counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the virtual special meeting and vote through the meeting web portal, obtain a legal proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and the broker does not have discretionary authority to vote in the absence of such instructions. Brokers do not have discretionary authority to vote on certain of the proposals to be considered at the special meeting. Accordingly, your broker, bank or nominee cannot vote your shares on such proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Stockholders of record may send a later-dated, signed proxy card to Merida’s transfer agent at the address set forth below so that it is received prior to the vote at the special meeting, or submit a ballot through the meeting web portal during the special meeting webcast. Stockholders of record also may revoke their proxy by sending a notice of revocation to Merida’s transfer agent, which must be received prior to the vote at the special meeting. If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote. If you hold your shares in “street name” and wish to attend the virtual special meeting and vote through the meeting web portal, you must obtain a legal proxy from your broker, bank or nominee.

Q.     What constitutes a quorum for the special meeting?

A:     A quorum is the minimum number of shares of Common Stock that must be present to hold a valid meeting. A quorum will be present at the Merida special meeting if a majority of all the outstanding shares entitled to vote at the meeting are represented at the virtual special meeting either by attendance through the meeting web portal or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

Q.     What stockholder vote thresholds are required for the approval of each proposal brought before the special meeting?

A.     The Business Combination Proposal. The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present and entitled to vote at the special meeting.

The Nasdaq Proposal.    The approval of the Nasdaq Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting.

The Charter Amendment Proposal.    The approval of the Charter Amendment Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock on the record date.

The Governance Proposals.    The approval of each of the non-binding, advisory Governance Proposals will require the affirmative vote of a majority of the Common Stock represented and entitled to vote at the special meeting. As discussed in more detail in the section titled “The Governance Proposals,” a vote to approve each Governance Proposal is an advisory vote and therefore is not binding on Merida. Accordingly, regardless of the outcome of the non-binding advisory vote, if the Charter Amendment Proposal is approved and the Mergers are consummated, Merida will adopt the Proposed Charter.

The Director Election Proposal.    The election of directors requires a plurality of the votes cast at the special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors.

The Incentive Plan Proposal.    The approval of the Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting.

The ESPP Proposal.    The approval of the ESPP Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting.

The Earnout Plan Proposal.    The approval of the Earnout Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting.

The Adjournment Proposal.    The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting.

The Sponsor, which is an affiliate of certain of Merida’s officers and directors, beneficially owns and is entitled to vote an aggregate of approximately 21.7% of the outstanding Common Stock. The Sponsor has agreed to vote its shares in favor of the Business Combination Proposal and has indicated its intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the nominee identified in this proxy statement/prospectus/consent solicitation statement to serve as a director of Merida. In addition to the shares of Common Stock held by the Sponsor, Merida would need 4,240,650 shares, or approximately 36.5%, of the 11,611,685 remaining public shares sold in Merida’s initial public offering (after giving effect to the redemption of 1,389,867 shares of Common Stock in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination) to be voted in favor of the Business Combination Proposal in order for it to be approved (assuming all outstanding shares are voted on the proposal). If the minimum number of shares representing a quorum of shares of Common Stock is present at the special meeting, Merida would need only 495,131 public shares, or approximately 4.3% of the public shares to be voted in favor of the Business Combination Proposal in order for it to be approved.

Q.     What happens if I fail to take any action with respect to the special meeting?

A.     If you fail to take any action with respect to the meeting and the Business Combination is approved by stockholders and consummated, you will continue to be a holder of Common Stock and/or Warrants, as applicable, and the business of Leafly will become the business of Merida. As a corollary, failure to deliver your stock certificate(s) to Merida’s transfer agent either physically or electronically using The Depository Trust Company’s DWAC system at least two business days prior to the special meeting means you will not have any right in connection with the Mergers to redeem your public shares for a pro rata share of the funds held in Merida’s trust account.

If you fail to take any action with respect to the special meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of Merida, as applicable, and Merida will continue to search for another target business with which to complete an initial business combination. If Merida does not complete an initial business combination by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to the Existing Charter), Merida must cease all operations except for the purpose of winding up, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to an amount then on deposit in the trust account, including interest earned on the trust account, net of interest that may be used by Merida to pay its tax obligations, and as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate.

Q.     What should I do with my share and/or warrant certificates?

A.      Warrant holders and those stockholders who do not elect to have their public shares redeemed for a pro rata share of the trust account need not submit their certificates. Merida stockholders who exercise their redemption rights must deliver their share certificates to Merida’s transfer agent either physically or electronically using The Depository Trust Company’s DWAC system at least two business days prior to the special meeting as described above.

Q.     What should I do if I receive more than one set of voting materials?

A.     Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/consent solicitation statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of Common Stock.

Q.     Who can help answer my questions?

A.     If you have questions about the Mergers or if you need additional copies of this proxy statement/prospectus/consent solicitation statement or the enclosed proxy card, you should contact:

Mr. Peter Lee

Merida Merger Corp. I

641 Lexington Avenue, 18th Floor

New York, NY 10022

Tel: (212) 818-8800

or the proxy solicitor at:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: MCMJ.info@investor.morrowsodali.com

You may also obtain additional information about Merida from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your shares to Merida’s transfer agent physically at the address below or electronically using The Depository Trust Company’s DWAC system at least two business days prior to the vote at the special meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mr. Mark Zimkind

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

E-mail: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS ABOUT LEAFLY’S CONSENT SOLICITATION

The following sections provide answers to frequently asked questions about Leafly’s consent solicitation. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q.     Why am I receiving this proxy statement/prospectus/consent solicitation statement?

A.     The Leafly shareholders are being asked to (a) approve the Merger Agreement and the Business Combination, including the Mergers, and (b) approve, on a non-binding advisory basis, each of the amendments described in Proposal No. 4 of this proxy statement/prospectus/consent solicitation statement by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement. As a result of the Business Combination, Merida will acquire Leafly. Subject to the terms of the Merger Agreement, at the time of the Initial Merger, (i) each issued and outstanding share of Leafly Common Stock (including shares of Leafly Common Stock issued upon conversion of the Notes) will be automatically converted into the right to receive a number of Merger Shares equal to the Exchange Ratio and (ii) each issued and outstanding share of Leafly Preferred Stock will be automatically converted into the right to receive a number of Merger Shares equal to the Exchange Ratio multiplied by the number of shares of Leafly Common Stock issuable upon conversion of such shares of Leafly Preferred Stock. As of September 30, 2021, we estimate that the Exchange Ratio will be 0.3275. Each option to purchase Leafly Common Stock that is outstanding and unexercised immediately prior to the Initial Merger will automatically convert to an option to acquire an adjusted number of shares of Merida Common Stock at an adjusted exercise price per share, in each case, pursuant to the terms of the Merger Agreement. Additionally, following the completion of the Mergers, the holders of Leafly Common Stock, Leafly Preferred Stock, and Participants will have the contingent right to receive up to an aggregate of 6,000,000 Earnout Shares upon the satisfaction of certain earnout conditions described in more detail elsewhere in this proxy statement/prospectus/consent solicitation statement. For more information about the consideration payable to the holders of Leafly securities, please see the section titled “The Business Combination — Consideration to Leafly Securityholders and Earnout Plan Participants” beginning on page 109 of this proxy statement/prospectus/consent solicitation statement.

A copy of the Merger Agreement is attached to this proxy statement/prospectus/consent solicitation statement as Annex A. This proxy statement/prospectus/consent solicitation statement and its Annexes contain important information about the proposed Business Combination and the solicitation of written consents. You should read this proxy statement/prospectus/consent solicitation statement and its Annexes carefully and in their entirety.

The Leafly shareholders are encouraged to return their written consent as soon as possible after carefully reviewing this proxy statement/prospectus/consent solicitation statement and its Annexes.

Q.     Who is entitled to give a written consent for Leafly?

A.     [•], 2021, the day before the first notice of this consent solicitation is delivered to Leafly’s shareholders, will be the record date (the “Leafly record date”) for determining Leafly shareholders entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding shares of Leafly Stock as of the close of business on the Leafly record date will be entitled to give a consent using the form of written consent furnished with this proxy statement/prospectus/consent solicitation statement.

As of the close of business on the Leafly record date, there will be approximately (a) [•] shares of Leafly Common Stock outstanding, consisting of [•] shares of Leafly Class 1 Common Stock, [•] shares of Leafly Class 2 Common Stock, and [•] shares of Leafly Class 3 Common Stock, and (b) [•] shares of Leafly Preferred Stock outstanding.

Q.     What approval is required by Leafly shareholders to approve the Merger Agreement?

A.     The Mergers cannot be completed unless shareholders of Leafly approve the Merger Agreement. Approval of the Merger Agreement requires the approval of (a) the holders of a majority of the voting power of the Leafly Class 1 Common Stock and (b) the holders of a majority of the voting power of the Leafly Common Stock and the Leafly Preferred Stock, voting together as a single class.

Concurrently with the execution of the Merger Agreement, Merida, First Merger Sub, and Second Merger Sub entered into Support Agreements with certain shareholders of Leafly (such Leafly shareholders, collectively, the “Support Shareholders”). The Support Shareholders beneficially own an aggregate of 100% of the outstanding voting power of Leafly Class 1 Common Stock as of the date of the Merger Agreement, which shares would be sufficient to approve the Merger Agreement and the Business Combination, including the Mergers. Pursuant to the Support Agreements, the Support Shareholders agreed to comply with certain covenants relating to non-solicitation and not to transfer any of the Leafly Common Stock and Leafly Preferred Stock held by them. The Support Shareholders also agreed to vote all of their Leafly Common Stock and Leafly Preferred Stock (a) in favor of the Merger Agreement and the Business Combination, including the Mergers, and any other matters necessary or reasonably requested by Leafly in connection with the consummation of the Business Combination; provided that if Leafly’s board of directors changes or modifies its recommendation to the Leafly shareholders to approve the Merger Agreement and approve the Business Combination, including the Mergers, the number of shares of Leafly Common Stock and or Leafly Preferred Stock that such shareholder shall be committed to vote shall decrease (on a pro rata basis) to a number of shares that, when aggregated with the number of shares of Leafly Stock that other Leafly shareholders (other than Merida) are obligated to vote pursuant to the Support Agreements, shall not exceed 40.00% of the voting power of the outstanding shares of Leafly Stock, (b) against any proposal, offer, or submission with respect to the merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, or winding up of Leafly other than the Merger Agreement and Business Combination, including the Mergers, and (c) against any proposal, action, or agreement that would result in a breach of any covenant, representation or warranty of such shareholder contained in the Support Agreement, result in a breach of any covenant, representation, or warranty of Leafly, result in the failure of any conditions in the Merger Agreement, or change in any manner the voting rights of any class of equity securities of Leafly.

The delivery of the written consent by each of the Support Shareholders pursuant to the Support Agreements will be sufficient to approve the Merger Agreement and approve the Business Combination, including the Mergers, unless the Leafly board of directors changes its recommendation to its shareholders to approve the Merger Agreement in accordance with the terms of the Merger Agreement. For a more detailed description of the Support Agreements, see the section titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Leafly Shareholder Support Agreement.”

Q.     Do any of Leafly’s directors or officers have interests in the Mergers that may differ from or be in addition to the interests of Leafly shareholders?

A.     Leafly’s executive officers and certain non-employee directors have interests in the Mergers that may be different from, or in addition to, the interests of Leafly shareholders generally. The Leafly board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement be approved by Leafly shareholders. For more information, see the section titled “Proposal No. 1 — The Business Combination — Interests of Certain Persons in the Business Combination — Interests of Leafly’s Directors and Officers in the Business Combination.”

Q.     I am an employee of Leafly who holds options to purchase Leafly Common Stock. How will my options be treated in the Mergers?

A.     Each option to purchase Leafly Common Stock that is outstanding and unexercised immediately prior to the Initial Merger will automatically convert to an option to acquire an adjusted number of shares of New Leafly Common Stock at an adjusted exercise price per share, in each case, pursuant to the terms of the Merger Agreement.

Q.     How can I return my written consent?

A.     Morrow Sodali LLC will email each Leafly shareholder who is a Leafly shareholder as of the close of business on the Leafly record date information on how to access https://www.cstproxy.com/meridamergercorpi/sm2021 on or about [•], 2021. If you hold shares of Leafly Stock as of the close of business on the Leafly record date and you wish to give your consent, you must return it to Morrow Sodali LLC by emailing a .pdf copy to Leafly.info@investor.morrowsodali.com or by mailing it to Morrow Sodali LLC at 333 Ludlow Street, 5th floor, South Tower, Stamford, CT 06902.

Leafly does not intend to hold a shareholders’ meeting to consider the proposal to approve the Merger Agreement and the Business Combination, including the Mergers, and, unless Leafly decides to hold a shareholders’ meeting for such purposes, you will be unable to vote by attending a shareholders’ meeting.

Q.     What is the deadline for returning my written consent?

A.     The targeted final date for the receipt of written consents (the “Target Date”) is currently [•], eastern time, on [•], 2021. Leafly reserves the right to extend the final date for the receipt of written consents beyond the Target Date; provided that Merida must consent to any such extension, because Merida will have the right to terminate the Merger Agreement if Leafly fails to deliver written consents to Merida by the Target Date. Any such extension may be made without notice to Leafly shareholders. Once a sufficient number of consents to approve the Merger Agreement have been received, the consent solicitation will conclude. The delivery of the written consent by each of the Support Shareholders pursuant to the Support Agreements will be sufficient to approve the Merger Agreement and the Business Combination, including the Mergers, unless the Leafly board of directors changes its recommendation to its shareholders to approve the Merger Agreement in accordance with the terms of the Merger Agreement. For more information see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Leafly Shareholder Support Agreement.”

Q.     I am a Leafly shareholder. Can I dissent and require appraisal of my shares?

A.     If you are a Leafly shareholder who does not deliver a written consent approving the Merger Agreement and the Business Combination, including the Mergers, you will, if you comply with Chapter 23B.13 of the WBCA, be entitled to dissenters’ rights. Chapter 23B.13 of the WBCA is attached as Annex G to this proxy statement/prospectus/consent solicitation statement. Failure to follow any of the statutory procedures set forth in Chapter 23B.13 of the WBCA will result in the loss or waiver of dissenters’ rights under Washington law. Washington law requires that, among other things, you send a written notice of intent to demand payment to Leafly. For more information, see the section entitled “Dissenters’ Rights.”

Q.     What are the material United States federal income tax consequences of the Mergers to Leafly shareholders?

A.     Subject to the qualifications and limitations described below in the section entitled “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for Holders of Leafly Stock,” Weil, Gotshal & Manges LLP, counsel to Leafly, has given an opinion that, for U.S. federal income tax purposes, the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Mergers qualify for such tax treatment, a U.S. Holder (as defined below in the section entitled “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for Holders of Leafly Stock”) of Leafly Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such holder’s shares of Leafly Stock for shares of New Leafly Common Stock in the Mergers, except that (a) such holder of Leafly Stock generally may recognize gain or loss with respect to cash received in lieu of a fractional share of New Leafly Common Stock and (b) a portion of the Earnout Shares (if any) actually received by such holder may be characterized as ordinary interest income for U.S. federal income tax purposes.

For a more complete discussion of the material U.S. federal income tax consequences of the Mergers, please carefully review the information set forth in the section titled “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for Holders of Leafly Stock.” The tax consequences of the Mergers to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the Mergers, including the effects of U.S. federal, state or local, non-U.S. and other tax laws.

Q.     Who should I contact if I have any questions about the consent solicitation?

A.     If you have any questions about the Mergers or how to execute your written consent electronically or if you need additional copies of this proxy statement/prospectus/consent solicitation statement or a replacement written consent, you should contact Morrow Sodali LLC at (800) 662-5200 or Leafly.info@investor.morrowsodali.com.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT

This summary highlights selected information set forth elsewhere in this proxy statement/prospectus/consent solicitation statement and does not purport to contain all of the information that may be important to you. To better understand the proposals to be submitted for a vote at the special meeting, including the Business Combination Proposal, you should read this entire document and each of the documents incorporated by reference herein carefully, including the Merger Agreement attached to this proxy statement/prospectus/consent solicitation statement as Annex A. The Merger Agreement is the legal document that governs the Mergers that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus/consent solicitation statement in the section entitled “The Merger Agreement.”

The Parties

Merida

Merida Merger Corp. I was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Merida was incorporated under the laws of the State of Delaware on June 20, 2019.

On November 7, 2019, Merida completed its initial public offering of 12,000,000 Units, with each Unit consisting of one share of Common Stock and one-half of one redeemable Warrant, with each whole Warrant entitling the holder to purchase one share of Common Stock at a price of $11.50, raising total gross proceeds of approximately $120,000,000. Simultaneously with closing of the initial public offering, Merida consummated the sale of 3,750,000 Warrants in a private placement at a price of $1.00 per Warrant, generating gross proceeds of $3,750,000. On November 13, 2019, Merida consummated the sale of an additional 1,001,552 Units that were subject to the underwriters’ over-allotment option, for additional gross proceeds of $10,015,520, and an additional 200,311 Warrants, generating additional gross proceeds of $200,311. A total of $130,015,520 of the net proceeds of the initial public offering and simultaneous private placement was deposited into the trust account. Since its initial public offering, Merida’s activity has been limited to the evaluation of business combination candidates.

The Merida Common Stock and Warrants are listed on Nasdaq under the symbols “MCMJ” and “MCMJW,” respectively.

The mailing address of Merida’s principal executive office is 641 Lexington Avenue, 18th Floor, New York, NY 10022, and its telephone number is (212) 818-8800. After the consummation of the Business Combination, Merida’s principal executive office will be that of Leafly.

Merger Subs

Merida Merger Sub, Inc. and Merida Merger Sub II, LLC are wholly owned subsidiaries of Merida formed solely for the purpose of effectuating the Mergers described herein. Merger Sub I was incorporated, and Merger Sub II was formed, under the laws of the State of Washington on August 9, 2021. The Merger Subs own no material assets and do not operate any business.

The mailing address of the Merger Subs’ principal executive office is c/o Merida Merger Corp. I, 641 Lexington Avenue, 18th Floor, New York, NY 10022, and their telephone number is (212) 818-8800. As a result of the consummation of the Mergers, Merger Sub I will cease to exist and Merger Sub II will survive as a wholly owned subsidiary of Merida.

Leafly

Leafly was founded in 2010 and has grown into a leading marketplace and information resource platform. Leafly offers a deep library of content, including detailed information about cannabis strains, retailers and current events.  Leafly is a trusted destination to discover legal cannabis products and order them from licensed retailers. For retailers, Leafly offers subscription-based products and digital advertising used by over 7,800 cannabis brands and 4,600 retailers.

Emerging Growth Company

Merida is an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, Merida is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Merida has elected to take advantage of such extended transition period.

Merida will remain an emerging growth company until the earlier of (a) December 31, 2024 (the last day of the fiscal year following the fifth anniversary of the consummation of Merida’s initial public offering), (b) the last day of the fiscal year in which Merida has total annual gross revenue of at least $1.07 billion, (c) the last day of the fiscal year in which Merida is deemed to be a “large accelerated filer,” as defined in the Exchange Act, and (d) the date on which Merida has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

The Business Combination Proposal (Proposal No. 1)

The stockholders of Merida will vote on a proposal to approve the Merger Agreement and the Mergers, including (a) the Initial Merger of Merger Sub I with and into Leafly, with Leafly surviving as a wholly owned subsidiary of Merida and (b) following the Initial Merger and as part of a single integrated transaction as the Initial Merger, the merger of Leafly with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Merida.

After consideration of the factors identified and discussed in the section entitled “Proposal No. 1 — The Business Combination Proposal — Merida’s Board of Directors’ Reasons for Approval of the Business Combination,” Merida’s board of directors concluded that the Mergers met all of the requirements disclosed in the prospectus for Merida’s initial public offering, including that Leafly has a fair market value equal to at least 80% of the balance of the funds in the trust account (net of amounts for tax obligations) at the time of the execution of the Merger Agreement.

A copy of the Merger Agreement is attached to this proxy statement/prospectus/consent solicitation statement as Annex A. You are encouraged to read the Merger Agreement in its entirety. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Structure of the Mergers” for more information.

Consideration to Leafly Securityholders and Earnout Plan Participants

Pursuant to the Merger Agreement, at the time of the Initial Merger, (a) each issued and outstanding share of Leafly Common Stock (including shares of Leafly Common Stock issued upon conversion of the Notes) will be automatically converted into the right to receive a number of Merger Shares equal to the Exchange Ratio and (b) each issued and outstanding share of Leafly Preferred Stock will be automatically converted into the right to receive a number of Merger Shares equal to the Exchange Ratio multiplied by the number of shares of Leafly Common Stock issuable upon conversion of such shares of Leafly Preferred Stock. As of September 30, 2021, we estimate that the Exchange Ratio will be 0.3275.

Additionally, following the completion of the Mergers, the holders of Leafly Common Stock, Leafly Preferred Stock, and Participants will have the contingent right to receive up to an aggregate of 6,000,000 Earnout Shares as follows: (a) 3,000,000 shares of New Leafly Common Stock upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event (with a reduced number of shares to be issued in the event that New Leafly’s gross revenue for the year ending December 31, 2022 equals or exceeds 90% of the revenue required in the First Revenue Triggering Event, and a gross-up in the event that the First Price Triggering Event occurs thereafter); (b) 3,000,000 shares of New Leafly Common Stock upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event (with a reduced number of shares to be issued in the event that New Leafly’s gross revenue for the year ending December 31, 2023 equals or exceeds 90% of the revenue required in the Second Revenue Triggering Event and a gross-up in the event that the Second Price Triggering Event occurs thereafter). The Merger Agreement also provides a catch-up provision, such that all Earnout Shares will be issuable upon achievement of the Second Revenue Triggering Event or Second Price Triggering Event, notwithstanding a failure to achieve the First Revenue Triggering Event or First Price Triggering Event. Additionally, if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when Earnout Shares are earnable, then immediately prior to the consummation of such Change of Control (x) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (y) the applicable Earnout Shares will be issued and the holders of Leafly Stock as of immediately prior to the Effective Time will be eligible to participate in such Change of Control.

The following table shows the potential aggregate consideration to the holders of Leafly Common Stock, Leafly Preferred Stock, and Participants, assuming no issuance of the Earnout Shares, issuance of the first tranche of Earnout Shares, and issuance of all Earnout Shares.

	Assume No Earn Out	First Triggering Event Achieved(1)	Second Triggering Event Achieved(2)
$ Value of Merger Shares	$385,000,000	$385,000,000	$385,000,000
Merger Shares(3)	38,500,000	38,500,000	38,500,000
$ Value of Earnout Shares	$0	$30,000,000	$60,000,000
Earnout Shares	0	3,000,000	6,000,000
$ Value of Total Consideration	$385,000,000	$415,000,0000	$445,000,000
Total Shares	38,500,000	41,500,000	44,500,000

____________

(1)      The first triggering event will be achieved upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event.

(2)      The second triggering event will be achieved upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event. Includes a catch-up such that all Earnout Shares will be issuable upon achievement of the Second Revenue Triggering Event or Second Price Triggering Event, notwithstanding a failure to achieve the First Revenue Triggering Event or First Price Triggering Event.

(3)      The amount of merger shares assumes that all outstanding stock options of Leafly are fully vested and exercised on a net exercise basis.

See the section entitled “Proposal No. 1 — The Business Combination Proposal — Structure of the Mergers.”

Pro Forma Ownership of New Leafly Upon Closing

At the closing of the Mergers, assuming (a) that no holder of public shares exercises redemption rights as described in this proxy statement/prospectus/consent solicitation statement (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination), (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021) and (e) no inclusion of the effect of outstanding warrants, options, Earnout Shares, or any further financing of Merida or Leafly, immediately after the closing of the Business Combination, the current securityholders of Leafly will own approximately 72% of the equity of the combined company, Merida’s public stockholders will own approximately 24% of the equity of the combined company, and Merida’s Sponsor will own approximately 4% of the equity of the combined company.

See the section entitled “Proposal No. 1 — The Business Combination Proposal — Structure of the Mergers.”

Organizational Structure

The following diagrams illustrate, in a simplified form, the ownership structure of Merida and Leafly as of the date of this proxy statement/consent solicitation statement/prospectus.

Merida

____________

(1)      Merida is a public company, held approximately 20% by Merida Holdings, LLC, an affiliate of Merida’s officers and directors, and approximately 80% by public holders and unrelated third parties.

Leafly

____________

(1)      Leafly has a widely dispersed shareholder base and, as of September 30, 2021, has approximately 745 securityholders.

(2)      In April 2019, Leafly Deutschland GmbH discontinued operations.

(3)      In April 2020, LMarket, LLC discontinued operations.

The following diagram illustrates, in a simplified form, the ownership structure of New Leafly immediately following consummation of the merger, assuming that no shares of Merida’s Common Stock are redeemed. See “— Ownership of New Leafly.”

(1)      For more information about the ownership interests of Leafly securityholders following the Business Combination, please see the section entitled “Beneficial Ownership of Securities.”

(2)      For more information about the ownership interests of holders of sponsor shares and Representative Shares following the Business Combination, please see the section entitled “Beneficial Ownership of Securities.”

(3)      The foregoing ownership percentages do not give effect to the New Leafly Common Stock shares reserved for issuance under any incentive plans, Warrants, Earnout Shares or any future financing of New Leafly and assume no shares of Merida’s Common Stock are redeemed by the public stockholders.

Ownership of New Leafly

As of the date of this proxy statement/consent solicitation statement/prospectus, there were 14,982,073 shares of Merida Common Stock issued and outstanding, including 3,250,388 sponsor shares, 120,000 Representative Shares, and 11,611,685 remaining public shares sold in Merida’s initial public offering (after giving effect to the redemption of 1,389,867 shares of Common Stock in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination). As of the date of this proxy statement/consent solicitation statement/prospectus, there were an aggregate of 6,500,776 public warrants and 3,950,311 private warrants outstanding. Each whole warrant entitles the holder thereof to purchase one share of Merida Common Stock. Therefore, as of the date of this proxy statement/consent solicitation statement/prospectus (without giving effect to the Mergers and assuming no redemptions), assuming that each outstanding warrant is exercised and one share of Merida Common Stock is issued as a result of such exercise, the Merida fully-diluted stock capital would be 26,823,027 shares of common stock.

The following table illustrates varying ownership levels in New Leafly immediately following the consummation of the Business Combination assuming the levels of redemptions by the public stockholders indicated:

	Share Ownership in New Leafly(1)
	No Redemptions(2)		Maximum Possible Redemption(3)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
	(in thousands)		(in thousands)
Existing holders of Leafly securities	35,123	72.4%	35,123	83.2%
Merida public stockholders	11,612	24.0%	5,346	12.7%
Sponsor shares and Representative Shares that will vest at closing of the Mergers(4)	1,745	3.6%	1,745	4.1%

____________

(1)      Percentages may not sum to 100% due to rounding. Figures and percentages do not give effect to the shares reserved for issuance under any incentive plans, warrants, Earn Outs, or any future financing of Merida or Leafly.

(2)      This scenario assumes that no shares of Merida’s Common Stock are redeemed.

(3)      This scenario assumes that 7,656 shares of Merida’s Common Stock will be redeemed. The maximum redemption amount is derived on the basis that Merida is required to have $85,000 in Closing Cash immediately prior or upon the Closing, after giving effect to payments to redeeming stockholders.

(4)      Amount represents 1,625 sponsor shares and 120 Representative Shares that will vest upon closing of the Mergers, assuming the Minimum Cash Condition is satisfied. A total of 3,250 sponsor shares and 120 Representative Shares are outstanding, however, the remaining 50% of the sponsor shares will be subject to forfeiture and will vest per the conditions described under “Proposal No. 1 — The Business Combination Proposal — Related Agreements” if the Business Combination closes and are therefore excluded from this table.

Dilution Caused by Public Stockholder Redemptions

Depending on the number of public stockholders that exercise their redemption rights, the remaining public stockholders will be subject to varying levels of dilution. In each of the no redemption, illustrative redemption, contractual maximum redemption and minimum cash condition waiver scenarios as described below, the residual equity value owned by non-redeeming stockholders, taking into account the respective redemption amounts, is assumed to remain the deemed value of $10.00 per share as illustrated in the sensitivity table below. As a result of such redemption amounts and the assumed $10.00 per share value, the implied total equity value of New Leafly, assuming no dilution from any Additional Dilution Sources, would be (a) $484,802,240 in the no redemption scenario, (b) $453,470,590 in the illustrative redemption scenario, (c) $422,138,930 in the contractual maximum redemption scenario and (d) $397,263,930 in the minimum cash condition waiver scenario. Additionally, the sensitivity table below sets forth the potential additional dilutive impact of each of the Additional Dilution Sources in each redemption scenario, as described further in Notes 10 through 18 below.

Redemption Sensitivity Analysis Table

Holders	No Redemption Scenario(1)	% of Total	Illustrative Redemption Scenario(2)	% of Total	Contractual Maximum Redemption Scenario(3)	% of Total	Minimum Cash Condition Waiver Scenario(4)	% of Total
Public Stockholders(5)	11,611,685	24.0%	8,478,520	18.7%	5,345,354	12.7%	2,345,354	5.9%
Merida Initial Stockholders (including Sponsor and EarlyBirdCapital)(6)	1,745,194	3.6%	1,745,194	3.8%	1,745,194	4.1%	2,257,694	5.7%
Leafly Securityholders(7)	35,123,345	72.4%	35,123,345	77.5%	35,123,345	83.2%	35,123,345	88.4%
Total Shares Outstanding Excluding Unvested Shares, Earnout Shares and Warrants	48,480,224	100%	45,347,059	100%	42,213,893	100%	39,726,393	100%
Total Equity Value Post-Redemptions	$484,802,240		$453,470,590		$422,138,930		$397,263,930
Per Share Value	$10.00		$10.00		$10.00		$10.00

Additional Dilution Sources(8)	No Redemption Scenario(1)	% of Total(9)	Illustrative Redemption Scenario(2)	% of Total(9)	Contractual Maximum Redemption Scenario(3)	% of Total(9)	Minimum Cash Condition Waiver Scenario(4)	% of Total(9)
Earnout Shares(10)	6,000,000	11.0%	6,000,000	11.7%	6,000,000	12.4%	6,000,000	13.1%
New Leafly Stock Options(11)	3,646,801	7.0%	3,646,801	7.4%	3,646,801	8.0%	3,646,801	8.4%
Merida Warrants
Warrants(12)	6,500,776	11.8%	6,500,776	12.5%	6,500,776	13.3%	6,500,776	14.1%
Private Warrants(13)	3,950,311	7.5%	3,950,311	8.0%	3,950,311	8.6%	3,950,311	9.0%
Equity Incentive Plans
2018 Plan(14)	193,860	0.4%	193,860	0.4%	193,860	0.5%	193,860	0.5%
2021 Plan(15)	5,232,089	9.7%	4,918,772	9.8%	4,605,455	9.8%	4,356,705	9.9%
ESPP(16)	1,308,022	2.6%	1,229,693	2.6%	1,151,364	2.7%	1,089,176	2.7%
Sponsor Shares Subject to Vesting(17)	1,625,194	3.2%	1,625,194	3.5%	1,625,194	3.7%	2,112,694	5.0%
Total Additional Dilutive Sources(18)	28,457,053	37.0%	28,065,407	38.2%	27,673,761	39.6%	27,850,323	41.2%

____________

(1)      This scenario assumes that no additional Common Stock is redeemed by the public stockholders (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

(2)      This scenario assumes that approximately 4,523,032 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination) are redeemed by the public stockholders.

(3)      This scenario assumes that approximately 7,656,198 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination) are redeemed by the public stockholders, which, based on the amount of $130,204,375 in the trust account as of September 30, 2021, represents the maximum amount of redemptions that would still enable Merida to have sufficient cash to satisfy the minimum cash condition in the Merger Agreement.

(4)      This scenario assumes that (a) Leafly waives the Minimum Cash Condition in the Merger Agreement, (b) the public stockholders redeem 10,656,198 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination), (c) 1,137,694 sponsor shares vest pursuant to the Stock Escrow Agreement at Closing, and (d) the Sponsor purchases 1,000,000 shares of Common Stock pursuant to the Financing Commitment (which are reflected in the row titled “Merida Initial Stockholders (including Sponsor and EarlyBirdCapital”). While this scenario assumes 10,656,198 shares will be redeemed by public stockholders, the Merger Agreement does not preclude Leafly from waiving the Minimum Cash Condition if additional shares are redeemed. As certain stockholders of Merida have agreed not to redeem 590,000 shares of Common Stock pursuant to the Non-Redemption Agreements, the maximum number of shares that could be redeemed is 12,411,552 shares of Common Stock (inclusive of the 1,389,867 shares of Common Stock that were redeemed on or prior to October 29, 2021); provided, however, in such event contractual obligations in the Financing Commitment would require the Sponsor to purchase an additional 1,000,000 shares of Common Stock. For more information regarding the Non-Redemption Agreements and Financing Commitment see the sections titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Non-Redemption Agreements” and “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Sponsor Financing Commitment,” respectively.

(5)      This row does not include the 3,250,388 shares of Common Stock that were issued to the Merida initial stockholders prior to Merida’s initial public offering and does not include the 120,000 Representative Shares.

(6)      This row assumes zero Forfeited Shares. Additionally, this row assumes that (a) of the 3,250,388 sponsor shares, 1,625,194 sponsor shares will vest upon the closing of the Mergers and (b) all 120,000 Representative Shares vest upon the closing of the Mergers in each of the no redemption scenario, the illustrative redemption scenario and the contractual maximum redemption scenario. In the minimum cash condition waiver scenario, this row assumes that (x) 1,137,694 sponsor shares will vest upon the closing of the Mergers, (y) all 120,000 Representative Shares vest upon the closing of the Mergers and (z) the Sponsor will purchase 1,000,000 shares of Common Stock in accordance with the Financing Commitment. In each scenario, the remaining unvested shares will remain subject to vesting. For more information regarding the vesting provisions of the Stock Escrow Amendment see the section titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Sponsor Agreement and Stock Escrow Amendment.”

(7)      This row assumes the conversion of all outstanding Leafly notes into New Leafly Common Stock in connection with the consummation of the Business Combination (and assuming the Business Combination closes in the fourth quarter of 2021). This row excludes New Leafly stock options and up to 6,000,000 of Earnout Shares that are issuable to Leafly securityholders and participants upon the realization of all of the triggering events in the Earnout Plan.

(8)      All share numbers and percentages for the Additional Dilution Sources are presented without the potential reduction of any amounts paid by the holders of the given Additional Dilution Sources and therefore may overstate the presentation of dilution.

(9)      The Percentage of Total with respect to each Additional Dilution Source set forth below, including the Total Additional Dilutive Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in both the numerator and denominator. For example, in the illustrative redemption scenario, the Percentage of Total with respect to the Earnout Shares would be calculated as follows: (a) 6,000,000 shares issued pursuant to the Earnout Plan; divided by (b) (i) 45,347,059 shares (the number of shares outstanding prior to any issuance pursuant to the Earnout Plan) plus (ii) 6,000,000 shares issued pursuant to the Earnout Plan.

(10)    This row assumes all 6,000,000 Earnout Shares are issued to Leafly securityholders and participants.

(11)    This row assumes exercise of all New Leafly stock options for 3,646,801 shares of New Leafly Common Stock on a gross basis (based on the outstanding options of Leafly as of September 30, 2021 and assuming the Business Combination closes in the fourth quarter of 2021).

(12)    This row assumes exercise of all Warrants to purchase 6,500,776 shares of New Leafly Common Stock (following the reclassification of Common Stock to New Leafly Common Stock upon the effectiveness of the Proposed Charter) and does not assume any buyback of Common Stock by New Leafly.

(13)    This row assumes exercise of all Private Warrants to purchase 3,950,311 shares of New Leafly Common Stock (following the reclassification of Common Stock to New Leafly Common Stock upon the effectiveness of the Proposed Charter) and does not assume any buyback of Common Stock by New Leafly.

(14)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan, which equals 193,860 shares.

(15)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the 2021 Plan, (10.0% of the sum of (x) the number of outstanding shares of New Leafly Common Stock following the consummation of the Business Combination, (y) each share of New Leafly Common Stock underlying the New Leafly stock options and (z) all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan), which equals 5,232,089 shares of New Leafly Common Stock in the no redemption scenario, 4,918,772 shares of New Leafly Common Stock in the illustrative redemption scenario, 4,605,455 shares of New Leafly Common Stock in the contractual maximum redemption scenario or 4,356,705 shares of New Leafly Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

(16)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the ESPP, (2.5% of the sum of (x) the number of outstanding shares of New Leafly Common Stock following the consummation of the Business Combination, (y) each share of New Leafly Common Stock underlying the New Leafly stock options and (z) all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan), which equals 1,308,022 shares of New Leafly Common Stock in the no redemption scenario, 1,229,693 shares of New Leafly Common Stock in the illustrative redemption scenario, 1,151,364 shares of New Leafly Common Stock in the contractual maximum redemption scenario or 1,089,176 shares of New Leafly Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

(17)    This row assumes zero Forfeited Shares. Additionally, this row assumes that of each of the remaining outstanding sponsor shares vest in accordance with the provisions of the Stock Escrow Agreement, resulting in 1,625,194 shares of Common Stock vesting in each of the no redemption scenario, the illustrative redemption scenario and the contractual maximum redemption scenario. In the minimum cash condition waiver scenario, this row assumes that each of the remaining 2,112,694 sponsor shares will vest in accordance with the provisions of the Stock Escrow Agreement.

(18)    This row assumes the issuance of all shares of Common Stock in connection with each of the Additional Dilution Sources, as described further in Notes 10 through 17 above, which equals 28,457,053 shares of Common Stock in the no redemption scenario, 28,065,407 shares of Common Stock in the illustrative redemption scenario, 27,673,761 shares of Common Stock in the contractual maximum redemption scenario or 27,850,323 shares of Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

The foregoing table is provided for illustrative purposes only and there can be no assurance that the New Leafly Common Stock will trade at the illustrative per share values set forth therein, regardless of the levels of redemption.

Opinion of Financial Advisor to the Board of Directors of Merida

Merida engaged Craig-Hallum to render an opinion, as of August 5, 2021, as to (a) the fairness, from a financial point of view, to Merida’s public stockholders of the consideration to be paid to the securityholders of Leafly in the Business Combination pursuant to the Merger Agreement and (b) whether Leafly had a fair market value equal to at least 80% of the balance of funds in Merida’s trust account (net of taxes payable). Craig-Hallum is an investment banking firm that regularly is engaged in the evaluation of businesses and their securities in connection with acquisitions, corporate restructuring, private placements and for other purposes. Merida’s board of directors decided to use the services of Craig-Hallum because it is a recognized investment banking firm that has substantial experience in similar matters, and has rendered similar services to other blank check companies.

On August 5, 2021, Craig-Hallum rendered its oral opinion to Merida’s board of directors (which was confirmed in writing by delivery of Craig-Hallum’s written opinion dated such date), to the effect that, as of August 5, 2021 and based on and subject to the assumptions, limitations, qualifications and other matters considered in the preparation of such opinion, (i) the consideration to be issued and paid by Merida in the Business Combination pursuant to the Merger Agreement was fair, from a financial point of view, to Merida’s public stockholders and (ii) Leafly had a fair market value equal to at least 80% of the balance of funds in Merida’s trust account (net of taxes payable).

The summary of Craig-Hallum’s opinion in this proxy statement/prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex F to this proxy statement/prospectus/consent solicitation statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Craig-Hallum in preparing its opinion. However, neither Craig-Hallum’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus/consent solicitation statement are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed Mergers or otherwise.

The opinion was addressed to Merida’s board of directors for the use and benefit of the members of the board of directors (in their capacities as such) in connection with the board’s evaluation of the business combination. Craig-Hallum’s opinion was just one of the several factors the board of directors considered in making its determination to recommend the Business Combination, including those described elsewhere in this proxy statement/prospectus/consent solicitation statement.

Additional Matters Being Voted On

In addition to voting on the Business Combination Proposal, the stockholders of Merida will vote on the following proposals.

The Nasdaq Proposal (Proposal No. 2)

The stockholders of Merida will vote on a proposal, as required by the rules of the Nasdaq Stock Market, to approve (a) the issuance of shares of Common Stock in the Mergers in an amount greater than 20% of the number of shares of Common Stock outstanding before such issuances and (b) the issuance of shares of Common Stock resulting in a change of control of Merida. See the section entitled “Proposal No. 2 — The Nasdaq Proposal.”

The Charter Amendment Proposal (Proposal No. 3)

The stockholders of Merida will vote on a proposal to approve the Proposed Charter. A copy of Merida’s Proposed Charter is attached to this proxy statement/prospectus/consent solicitation statement as Annex B. You are encouraged to read the Proposed Charter in its entirety. See the section entitled “Proposal No. 3 — The Charter Amendment Proposal.”

The Governance Proposals (Proposals Nos. 4A-4D)

The stockholders of Merida will vote, on a non-binding advisory basis and in accordance with SEC requirements, upon separate proposals to approve the following governance provisions included in the Proposed Charter, to:

(a)     increase the number of shares of common stock that New Leafly is authorized to issue from 50,000,000 shares to 200,000,000 shares and increase the number of shares of preferred stock that New Leafly is authorized to issue from 1,000,000 shares to 5,000,000 shares (Proposal No. 4A);

(b)    require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock following the consummation of the Mergers, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity, and amendments (Proposal No. 4B);

(c)     eliminate the ability of stockholders to act by written consent (Proposal No. 4C); and

(d)    provide that special meetings of stockholders may only be called by the board of directors, chairman of the board, or chief executive officer of New Leafly, subject to the rights of the holders of any outstanding series of preferred stock (Proposal No. 4D).

A copy of Merida’s Proposed Charter effectuating the foregoing amendments is attached to this proxy statement/prospectus/consent solicitation statement as Annex B. You are encouraged to read the Proposed Charter in its entirety. See the section entitled “Proposal No. 4 — The Governance Proposals.”

The Director Election Proposal (Proposal No. 5)

The stockholders of Merida will vote to elect the director nominee identified in this proxy statement/prospectus/consent solicitation statement who will serve as a director of Merida until the 2024 annual meeting of stockholders, and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation, or removal. Pursuant to the terms of the Merger Agreement, Merida has agreed to take all actions necessary or appropriate to nominate the following persons to serve as the initial directors of New Leafly upon the closing of the Business Combination: Yoko Miyashita, Peter Lee, Michael Blue and two additional directors to be announced prior to the special meeting. Prior to the consummation of the Business Combination, we expect that each of Mitchell Baruchowitz, Jeffrey Monat, and Andres Nannetti will submit their resignations from their positions as members of Merida’s board of directors and of any committee thereof, conditioned upon and effective as of the effective time of the Initial Merger (or such other time as may be mutually agreed in writing by Merida and Leafly). Immediately following the effectiveness of such resignations, we expect that Peter Lee will appoint the persons named in this paragraph to New Leafly’s board of directors. See the section entitled “Proposal No. 5 — The Director Election Proposal.”

The Incentive Plan Proposal (Proposal No. 6)

The stockholders of Merida will vote on a proposal to approve the 2021 Plan. The 2021 Plan will initially reserve up to 10.0% of the shares of New Leafly Common Stock, subject to certain adjustments. The purposes of the 2021 Plan are to (a) align the interests of New Leafly’s stockholders and the recipients of awards under the 2021 Plan by increasing the proprietary interest of such recipients in New Leafly’s growth and success, (b) advance the interests of New Leafly by attracting and retaining non-employee directors, officers, other employees, consultants, independent contractors and agents and (c) motivate such persons to act in the long-term best interests of New Leafly and its stockholders. The 2021 Plan is attached to this proxy statement/prospectus/consent solicitation statement as Annex C. You are encouraged to read the proposed 2021 Plan in its entirety. See the section entitled “Proposal No. 6 — The Incentive Plan Proposal.”

The ESPP Proposal (Proposal No. 7)

The stockholders of Merida will vote upon a proposal to approve the ESPP. The ESPP will initially reserve up to 2.5% of the shares of New Leafly Common Stock for future issuance in accordance with the ESPP’s terms, subject to certain adjustments and a customary evergreen provision. The purpose of the ESPP is to provide employees of the combined company and its designated subsidiaries and affiliates (whether now existing or subsequently established) with the ability to acquire shares of New Leafly Common Stock at a discount to the market price and to pay for such purchases through payroll deductions or other approved contributions. Merida believes that the ESPP will be important in helping New Leafly to attract and retain employees. The ESPP is attached to this proxy statement/prospectus/consent solicitation statement as Annex D. You are encouraged to read the proposed ESPP in its entirety. See the section entitled “Proposal No. 7 — The ESPP Proposal.”

The Earnout Plan Proposal (Proposal No. 8)

The stockholders of Merida will vote upon a proposal to approve the Earnout Plan and the material terms thereof. The Earnout Plan is attached to this proxy statement/prospectus/consent solicitation statement as Annex E. You are encouraged to read the proposed Earnout Plan its entirety. See the section entitled “Proposal No. 8 — The Earnout Plan Proposal.”

The Adjournment Proposal (Proposal No. 9)

The stockholders of Merida may vote on a proposal to adjourn the special meeting to a later date or dates if it is determined by Merida and Leafly that additional time is necessary to complete the Mergers for any reason. See the section entitled “Proposal No. 9 — The Adjournment Proposal.”

Merida’s Sponsor and Officers and Directors

The Sponsor beneficially owns and is entitled to vote an aggregate of 3,250,388 shares of Common Stock, which we refer to in this proxy statement/prospectus/consent solicitation statement as “sponsor shares.” The sponsor shares currently constitute approximately 21.7% of the outstanding Common Stock. The Sponsor also purchased an aggregate of 3,900,311 Warrants in a private placement simultaneously with the consummation of Merida’s initial public offering.

The Sponsor has agreed to vote its shares in favor of the Business Combination Proposal and indicated its intention to vote its shares in favor of the other proposals being presented at the meeting and in favor of the election of the director nominee identified in this proxy statement/prospectus/consent solicitation statement to serve as a director of Merida until the 2024 annual meeting of stockholders, and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation or removal.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Sponsor Agreement, which provides that (a) at the Closing, the Forfeited Shares will be forfeited by the Sponsor and cancelled by Merida, (b) the parties will enter into the Stock Escrow Amendment, and (c) the sponsor shares will be subject to transfer restrictions for a period of 180 days following the completion of the Business Combination.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Stock Escrow Amendment. For a description of the Stock Escrow Amendment, see the section entitled “Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement — Transfer Restrictions.”

Concurrently with the execution of the Merger Agreement, Merida, the Sponsor, and Leafly entered into the Financing Commitment, pursuant to which the Sponsor agreed to subscribe for and purchase up to $10 million of shares of Common Stock, at a price per share not to exceed $10.00, in the event that the Minimum Cash Condition would not be satisfied as of Closing.

Additionally, entities affiliated with the Sponsor and certain directors of Merida purchased an aggregate principal amount of $15 million Notes. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger, and as part of the Initial Merger will be converted into New Leafly Common Stock. However, because the aggregate Merger Consideration is a set amount and the holders of each outstanding share of Leafly Common Stock immediately prior to the Initial Merger, including any Leafly Common Stock issued upon conversion of the Notes, are entitled to a pro-rata share of the Merger Consideration, the conversion of the Notes will not impact the dilution to holders of Merida Public Shares that do not exercise redemption rights in connection with the Business Combination because the same aggregate number of shares of New Leafly Common Stock will be issued irrespective of the conversion. If the Business Combination is not consummated, such Notes will remain investments in Leafly. The Notes bear interest at a rate of 8% per annum and mature on the 18-month anniversary of issuance if not converted earlier as described above. The conversion price for the Notes includes a 20% discount of the price per share of the securities issued in the next financing or the value of shares of Leafly capital stock in certain liquidity transactions, including the Business Combination.

At the Closing, Merida, Leafly, the Sponsor and its permitted transferees, EBC, the representative of the underwriters of Merida’s initial public offering, and its permitted transferees, and certain shareholders of Leafly will enter into the Amended and Restated Registration Rights Agreement, pursuant to which such persons will be granted customary demand and piggy-back registration rights with respect to the shares of New Leafly Common Stock and Warrants beneficially held by them, directly or indirectly.

Transfer Restrictions

Pursuant to the Merger Agreement, all of the Merger Shares and Earnout Shares, if issued, will be subject to certain transfer restrictions for a period of 180 days following completion of the Business Combination.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Stock Escrow Amendment providing that, following the Closing, after giving effect to the forfeiture of the Forfeited Shares, the Net Sponsor Shares will remain in escrow and be released from escrow as follows: (a) fifty percent of the Net Sponsor Shares will be released from escrow at closing in the event that the Minimum Cash Condition is satisfied (with a reduced number of shares to be released based on the cash actually delivered by Merida on the Closing Date if Leafly waives compliance with the Minimum Cash Condition), (b) twenty-five percent of the Net Sponsor Shares will be released from escrow upon the occurrence of the First Price Triggering Event, (c) all of the sponsor shares then held in escrow will be released from escrow upon the occurrence of the Second Price Triggering Event, and (d) if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the applicable per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when Sponsor Promote Shares are held in escrow, then immediately prior to the consummation of such Change of Control (i) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (ii) the applicable Net Sponsor Shares will be released from escrow. On the business day following the end of the Second Earn Out Period, all Sponsor Shares not released from escrow will be forfeited and cancelled.

Date, Time and Place of Special Meeting of Merida’s Stockholders

The special meeting of stockholders of Merida will be held at 10:00 a.m. eastern time, on [•], 2021, to consider and vote upon the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, the non-binding Governance Proposals, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Earnout Plan Proposal, and/or on the Adjournment Proposal. The special meeting will be held solely over the internet by means of a live audio webcast. You may attend and participate in the special meeting by accessing the meeting web portal located at https://www.cstproxy.com/meridamergercorpi/sm2021.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned Common Stock at the close of business on November 9, 2021, which is the record date for the special meeting. Stockholders will have one vote for each share of Common Stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted and counted. Merida’s Warrants do not have voting rights. On the record date, there were 14,982,073 shares of Common Stock entitled to vote at the special meeting.

Quorum and Vote of Merida Stockholders

A quorum of Merida stockholders is necessary to hold a valid meeting. A quorum will be present at the Merida special meeting if a majority of the outstanding shares entitled to vote at the special meeting are represented by attendance through the meeting web portal or by proxy. Abstentions will count as present for the purposes of establishing a quorum. Additionally, because the matters to be voted on by stockholders includes a “routine proposal” (namely, the Adjournment Proposal), broker non-votes will also count as present for the purposes of establishing a quorum.

The proposals presented at the special meeting will require the following votes:

•        The Business Combination Proposal.    The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present and entitled to vote at the special meeting to approve the Business Combination. Abstentions will have the same effect as a vote “against” the Business Combination Proposal, because an abstention represents a share present and entitled to vote. Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Business Combination Proposal.

•        The Nasdaq Proposal.    The approval of the Nasdaq Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Nasdaq Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Nasdaq Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Nasdaq Proposal.

•        The Charter Amendment Proposal.    The approval of the Charter Amendment Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock on the record date. Abstentions will have the same effect as a vote “against” the Charter Amendment Proposal. The Charter Amendment Proposal is considered a non-routine proposal, and, accordingly, brokers are not entitled to vote on this proposal without receiving voting instructions, and broker non-votes will have the same effect as a vote “against” such proposal.

•        The Governance Proposals.    The approval of each of the non-binding, advisory Governance Proposals will require the affirmative vote of the holders of a majority of the Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Governance Proposals because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Governance Proposals absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Governance Proposals. As discussed in more detail in the section titled “The Governance Proposals,” a vote to approve each Governance Proposal is an advisory vote and therefore is not binding on Merida. Accordingly, regardless of the outcome of the non-binding advisory vote, if the Charter Amendment Proposal is approved and the Mergers are consummated, Merida will adopt the Proposed Charter.

•        The Director Election Proposal.    The election of directors requires a plurality of the votes cast at the special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors (even if they receive less than a majority of the votes cast). Consequently, because this is an uncontested election, if the director nominee receives at least one vote “FOR,” the director nominee will be elected as a director. Brokers are not entitled to vote on the Director Election Proposal absent voting instructions from the beneficial holder because the Director Election Proposal is considered “non-routine” and, accordingly, broker non-votes will have no effect with respect to the Director Election Proposal.

•        The Incentive Plan Proposal.    The approval of the Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Incentive Plan Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Incentive Plan Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Incentive Plan Proposal.

•        The ESPP Proposal.    The approval of the ESPP Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the ESPP Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the ESPP Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the ESPP Proposal.

•        The Earnout Plan Proposal.    The approval of the Earnout Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Earnout Plan Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Earnout Plan Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Earnout Plan Proposal.

•        The Adjournment Proposal.    The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Adjournment Proposal because an abstention represents a share entitled to vote. Brokers are entitled to vote on the Adjournment Proposal absent voting instructions from the beneficial holder because the proposal is considered “routine”. Consequently, broker non-votes will have the same effect as a vote “against” the Adjournment Proposal.

The Sponsor holds approximately 21.7% of the outstanding Common Stock. The Sponsor has agreed to vote such shares in favor of the Business Combination Proposal and has indicated its intention to vote in favor of the other proposals being presented at the meeting and in favor of the election of the director nominee identified in this proxy statement/prospectus/consent solicitation statement to serve as a director of Merida until the 2024 annual meeting of stockholders, and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation, or removal. In addition to the shares of Common Stock held by the Sponsor and Merida’s officers and directors, Merida would need 4,240,650 public shares, or approximately 36.5%, of the 11,611,685 remaining public shares sold in Merida’s initial public offering (after giving effect to the redemption of 1,389,867 shares of Common Stock in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination) to be voted in favor of the Business Combination Proposal in order for it to be approved (assuming all outstanding shares are voted on the proposal). If the minimum number of shares representing a quorum of shares of Common Stock is present at the special meeting, Merida would need only 495,131 public shares, or approximately 4.3% of the public shares to be voted in favor of the Business Combination Proposal in order for it to be approved.

The closing of the Business Combination is conditioned on approval of the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, and the Earnout Plan Proposal. If any of the foregoing proposals is not approved, the remaining proposals are not expected be presented to stockholders for a vote.

Redemption Rights

Pursuant to Merida’s Existing Charter, a holder of public shares may demand that Merida redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they deliver their stock to Merida’s transfer agent no later than two business days prior to the special meeting. Holders of public shares do not need to affirmatively vote for or against the Business Combination Proposal or vote at all, or be a holder of such public shares as of the record date to exercise redemption rights. If the Business Combination is not completed, no shares will be redeemed for cash. If a holder of public shares properly demands redemption in accordance with the procedures set forth in this proxy statement/prospectus/consent solicitation statement, Merida will redeem each such public share for a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the trust account, net of interest that may be used by Merida to pay its tax obligations. As of November 9, 2021, the record date, this would amount to approximately $10.01 per share. If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of Common Stock for cash and will no longer own the shares. See the section entitled “Special Meeting in Lieu of an Annual Meeting of Merida Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to exercise redemption rights.

Under Merida’s Existing Charter, the Business Combination may not be consummated if Merida has net tangible assets of less than $5,000,001 either immediately prior to or upon consummation of the Business Combination, after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of public shares, the completion of the Business Combination, and any financing of Merida.

Holders of Merida’s Warrants will not have redemption rights with respect to such securities. Using the closing Warrant price on Nasdaq of $1.86 as of November 9, 2021, the aggregate fair value of Warrants that can be retained by the redeeming stockholders, assuming the maximum number of public shares are redeemed, is $7.1 million. The actual market price of the Warrants may be higher or lower on the date that Warrant holders seek to sell such Warrants. Additionally, Merida cannot assure the holders of Warrants that they will be able to sell their Warrants in the open market as there may not be sufficient liquidity in such securities when Warrant holders wish to sell their Warrants. Further, while the level of redemptions of public shares will not directly change the value of the Warrants because the Warrants will remain outstanding regardless of the level of redemptions. As redemptions of public shares increase, the holder of Warrants who exercises such Warrants will ultimately own a greater interest in New Leafly because there would be fewer shares outstanding overall. See “Risk Factors — Future sales of shares by existing stockholders could cause New Leafly’s stock price to decline” and “— New Leafly may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New Leafly Common Stock.”

Dissenters’ Rights

Merida

Neither stockholders of Merida nor holders of Warrants of Merida have appraisal rights in connection with the Mergers under Delaware law.

Leafly

Pursuant to Chapter 23B.13 of the WBCA, Leafly shareholders who comply with the applicable requirements of Chapter 23B.13 of the WBCA and do not otherwise fail to perfect, waive, withdraw or lose the dissenters’ rights under Washington law have the right to dissent and receive the fair value of their shares of Leafly Stock (plus accrued interest) if the Mergers are completed. The “fair value” of the shares of Leafly Stock will be determined by Leafly in accordance with the procedures set forth in Chapter 23B.13 of the WCBA (or by a court of competent jurisdiction in accordance with the procedures set forth in Chapter 23B.13 of the WCBA) and may be more or less than, or the same as, the value of the consideration that a holder of shares of Leafly Stock would otherwise be entitled to receive under the Merger Agreement. Leafly shareholders who do not consent to the approval of the Merger Agreement and who wish to preserve their dissenters’ rights must so advise Leafly by submitting a written notice of intent to demand payment to Leafly, and must otherwise precisely follow the procedures prescribed by Chapter 23B.13 of the WBCA. Failure to follow any of the statutory procedures set forth in Chapter 23B.13 of the WBCA will result in the loss or waiver of dissenters’ rights under Washington law. In view of the complexity of Chapter 23B.13 of the WBCA, Leafly shareholders who may wish to pursue dissenters’ rights should consult their legal and financial advisors. For additional information on dissenters’ rights available to Leafly shareholders, see the section entitled “Dissenters’ Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Merida has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder of record grants a proxy, it may still change its vote by sending a later-dated, signed proxy card to Merida’s transfer agent so that it is received prior to the vote at the special meeting, or by submitting a ballot through the meeting web portal during the special meeting webcast. A stockholder of record also may revoke its proxy by sending a notice of revocation to Merida’s transfer agent, which must be received prior to the vote at the special meeting. If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote. See the section entitled “Special Meeting in Lieu of an Annual Meeting of Merida Stockholders — Revoking Your Proxy.”

Interests of the Sponsor and Merida’s Directors and Officers in the Business Combination

Affiliates of Mitchell Baruchowitz and Jeffrey Monat, directors of Merida, hold Leafly Preferred Stock and purchased Notes from Leafly. Accordingly, to avoid the appearance of a potential conflict of interest, Messrs. Baruchowitz and Monat abstained from the Merida board’s vote to approve the Mergers. Additionally, when you consider the recommendation of Merida’s board of directors in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Sponsor (which is affiliated with certain of Merida’s officers and directors) and Merida’s directors and officers have interests in such proposal that may be different from, or in addition to, your interests as a stockholder or warrantholder. The Merida board of directors determined that the overall benefits expected to be received by Merida and its stockholders in the proposed Business Combination outweighed any potential risk created by the conflicts stemming from these interests. These interests include, among other things:

•        If the Business Combination with Leafly or another business combination is not consummated by December 31, 2021 (or such later date as may be approved by Merida’s stockholders), Merida will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 3,250,388 sponsor shares held by the Sponsor and Merida’s directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to Merida’s initial public offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $34.1 million based upon the closing price of $10.49 per share on Nasdaq on the record date.

•        The Sponsor, which is affiliated with certain of Merida’s directors and officers, purchased an aggregate of 3,900,311 Warrants from Merida for an aggregate purchase price of approximately $3.3 million (or $1.00 per Warrant). These purchases took place on a private placement basis simultaneously with the consummation of Merida’s initial public offering. All of the proceeds Merida received from these purchases were placed in the trust account. Such Warrants had an aggregate market value of $7.3 million based upon the closing price of $1.86 per warrant on Nasdaq on the record date. The private warrants will become worthless if Merida does not consummate a business combination by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to the Existing Charter).

•        Given the differential in the purchase price that the Sponsor paid for the sponsor shares as compared to the price of the Units sold in Merida’s initial public offering, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Common Stock trades below the price initially paid for the Units in Merida’s initial public offering and the public stockholders experience a negative rate of return following the completion of the Business Combination.

•        If Merida is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Merida for services rendered or contracted for or products sold to Merida. If Merida consummates a business combination, on the other hand, the Sponsor will have no such liability and Merida will be liable for all such claims.

•        The Sponsor and Merida’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Merida’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Merida fails to consummate an initial business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, Merida may not be able to reimburse these expenses if the Business Combination with Leafly or another business combination is not completed by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to its Existing Charter). As of November 9, 2021, the Sponsor and Merida’s officers and directors and their affiliates had incurred zero unpaid reimbursable expenses.

•        It is currently contemplated that Peter Lee will be a director of New Leafly after the closing of the Business Combination. As such, in the future, he will receive any cash fees, stock options or stock awards that the New Leafly board of directors determines to pay to its non-executive directors.

•        Affiliates of the Sponsor and of certain directors of Merida purchased Notes in an aggregate principal amount of $15 million. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger, and as part of the Initial Merger will be converted into New Leafly Common Stock. If the Business Combination is not consummated, such Notes will remain investments in Leafly.

•        Affiliates of the Sponsor and of certain directors of Merida also own 240,575 shares of Leafly Preferred Stock, which will be converted in accordance with the terms of the Merger Agreement into Merida’s Common Stock at Closing. If the Business Combination is not consummated, such shares would remain an investment in Leafly.

•        The Merger Agreement provides that at and as of the closing of the Mergers, Merida will enter into an indemnification agreement with each of the directors serving on its board of directors and each of its executive officers as of immediately prior to such closing, which shall indemnify such directors and officers with respect to actions arising out of or pertaining to matters existing or occurring at or prior to the Closing Date.

•        The Sponsor and Merida’s officers and directors (or their affiliates) may make loans from time to time to Merida to fund certain capital requirements. As of the date of this proxy statement/prospectus/consent solicitation statement, the Sponsor has loaned an aggregate of $800,000 to Merida, and additional loans may be made after the date of this proxy statement/prospectus/consent solicitation statement. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Merida outside of the trust account.

At the closing of the Mergers, assuming (a) that no holder of public shares exercises redemption rights as described in this proxy statement/prospectus/consent solicitation statement (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination), (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021), (e) giving effect to the conversion of all outstanding warrants and options of Leafly and Merida and the issuance of the Earnout Shares and (e) no inclusion of the effect of any further financing of Merida or Leafly, immediately after the closing of the Business Combination, Merida’s Sponsor and its affiliates will own approximately __% of the equity of the combined company. Additionally, following the closing of the Mergers, Merida’s Sponsor and its affiliates could have a maximum total ownership interest of approximately __% of the equity of the combined company, assuming (a) the maximum number of holders of public shares exercise their redemption rights as described in this proxy statement/prospectus/consent solicitation statement, (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021), (e) giving effect to the conversion of the private warrants but not to the other outstanding warrants and options of either Leafly or Merida or the issuance of the Earnout Shares and (e) no inclusion of the effect of any further financing of Merida or Leafly. In the aggregate, the Sponsor and its affiliates have approximately $37.2 million at risk that depends upon the completion of a business combination. Such amount consists of (a) approximately $32.5 million representing the value of the Sponsor’s and its affiliates’ sponsor shares (assuming a value of $10.00 per share, the deemed value of the Common Stock in the Business Combination), (b) approximately $3.9 million representing the value of the Sponsor’s Warrants (based on the purchase price of $1.00 per Warrant), and (c) $800,000 representing the aggregate principal amount of outstanding working capital loans made by the Sponsor to Merida, which loans are repayable in cash at the Closing. Such securities had an aggregate market value of $41.4 million based upon the closing price of $10.49 per share and $1.86 per warrant on Nasdaq on the record date. Affiliates of the Sponsor and of certain directors of Merida own 240,575 shares of Leafly Preferred Stock, which will be converted in accordance with the terms of the Merger Agreement into Merida’s Common Stock at Closing. Affiliates of the Sponsor and of certain directors of Merida purchased Notes in an aggregate principal amount of $15 million. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger, and as part of the Initial Merger will be converted into New Leafly Common Stock. The Sponsor is also entitled to reimbursement of out-of-pocket expenses incurred on behalf of Merida. As of November 9, 2021, there were no reimbursable expenses outstanding. There are no fees payable to the Sponsor’s affiliates upon consummation of the Business Combination.

Merida’s Existing Charter waives the doctrine of corporate opportunity. However, Merida does not believe that such waiver had a material impact on its search for an acquisition target. This is because, notwithstanding such waiver, Merida’s officers and directors agreed in connection with Merida’s IPO to present to it all target business opportunities that had a fair market value of at least 80% of the assets held in the trust account (excluding taxes payable on the income accrued in the trust account), subject only to any pre-existing fiduciary or contractual obligations.

The existence of financial and personal interests of the Sponsor and Merida’s directors and officers may result in a conflict of interest on the part of the directors and officers between what they may believe is in the best interests of Merida and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals and in making other determinations in connection with the Business Combination. Merida stockholders should take these interests into account in deciding whether to approve the Business Combination.

At any time prior to the special meeting, during a period when they are not in possession of any material nonpublic information regarding Merida or its securities, the Sponsor, Merida’s officers and directors, Leafly or Leafly’s shareholders and/or their respective affiliates may purchase shares from investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who elect to redeem, or indicate an intention to redeem, their public shares for a pro rata portion of the trust account, or they may execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Common Stock, to vote their shares in favor of the Business Combination Proposal or to refrain from exercising their redemption rights. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the holders of a majority of the outstanding shares present and entitled to vote at the special meeting to approve the Business Combination Proposal vote in its favor and that the conditions to the closing of the Mergers (such as the condition that the Common Stock be listed on Nasdaq) otherwise will be met, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus/consent solicitation statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or Warrants owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on New Leafly Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the then-current market price and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the special meeting. If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and the other proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that the conditions to the closing of the Mergers (such as the condition that the New Leafly Common Stock be listed on Nasdaq) would be met.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus/consent solicitation statement. Merida will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Recommendation of the Merida Board of Directors to Merida’s Stockholders

Merida’s board of directors believes that the Business Combination Proposal and the other proposals to be presented at the special meeting are fair to and in the best interest of Merida’s stockholders and recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Charter Amendment Proposal, “FOR” each of the non-binding Governance Proposals, “FOR” the election of the director nominee identified in the Director Election Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Earnout Plan Proposal, and “FOR” the Adjournment Proposal, if presented.

Recommendation of the Leafly Board of Directors to Leafly Shareholders

The Leafly board of directors believes that approving the Merger Agreement and the Business Combination, including the Mergers, is in the best interest of Leafly and the Leafly shareholders and unanimously recommends that the Leafly shareholders execute and deliver the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

In the course of reaching its decision to authorize, approve and adopt the Merger Agreement and approve the Business Combination, including the Mergers, the Leafly board of directors consulted with its senior management, legal counsel and financial advisors, reviewed a significant amount of information and considered a number of reasons, uncertainties and risks concerning the Mergers and Merger Agreement. The Leafly board of directors considered the following positive factors in favor of the Business Combination:

•        the evaluation of strategic alternatives;

•        Leafly’s access to capital;

•        the valuation of New Leafly;

•        the consideration received by Leafly securityholders;

•        the Sponsor;

•        the terms of the Merger Agreement;

•        the benefits and opportunities of being a public company;

•        the Sponsor Financing Commitment;

•        the ancillary agreements to the Merger Agreement; and

•        the fact that Leafly shareholders have dissenters’ rights.

The Leafly board of directors also considered the following negative factors that weighted against the Business Combination:

•        macroeconomic risks;

•        the risk that the Business Combination may not be completed;

•        the special purpose acquisition company market;

•        the expenses related to the Business Combination;

•        the costs of being a public company;

•        restrictions on the operation of Leafly’s business prior to Closing;

•        the interests of Leafly executive officers and directors; and

•        other risks.

The Leafly board of directors concluded that the potential uncertainties and risks associated with the proposed Mergers were outweighed by the potential benefits of completing the Mergers. Accordingly, on August 8, 2021, after careful consideration, the Leafly board of directors unanimously authorized, approved and adopted the Merger Agreement and determined that the Merger Agreement and the Business Combination, including the Mergers, are advisable and in the best interests of, Leafly and its securityholders. For a description of the reasons the Leafly board of directors reached its decision to adopt the Merger Agreement and approve the Business Combination, including the Mergers, and for additional information, see the section titled “Proposal No. 1 — The Business Combination Proposal — Leafly’s Board of Directors’ Reasons for Approval of the Business Combination.”

Conditions to the Closing of the Business Combination

The obligation of each of the parties to consummate the transactions contemplated by the Merger Agreement is conditioned upon, among other things:

•        all specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired and no governmental entity shall have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree, injunction, or other order which has the effect of enjoining or prohibiting the Business Combination;

•        Merida shall have at least $5,000,001 of net tangible assets remaining after taking into account redemptions by Merida’s public stockholders and immediately prior to or upon the Closing, as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act;

•        Merida’s stockholders shall have approved the Merger Agreement and Business Combination, the issuance of Merida Common Stock in connection with the Business Combination, the amendment to Merida’s Existing Charter and adoption of the Earnout Plan;

•        Leafly’s shareholders shall have approved the Merger Agreement and the Business Combination;

•        the New Leafly Common Stock to be issued in the Mergers shall be listed or have been approved for listing on Nasdaq, subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders;

•        the Merida Common Stock and Warrants shall have been delisted from the NEO Exchange; and

•        the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

The obligation of Merida to consummate the transactions contemplated by the Merger Agreement is also conditioned upon, among other things:

•        the accuracy of the representations and warranties of Leafly, subject to certain bring-down standards; and

•        performance of the covenants of Leafly required by the Merger Agreement to be performed at or prior to the Closing.

The obligation of Leafly to consummate the transactions contemplated by the Merger Agreement is also conditioned upon, among other things:

•        the accuracy of the representations and warranties of Merida, subject to certain bring-down standards;

•        performance of the covenants of Merida required by the Merger Agreement to be performed at or prior to the Closing;

•        Merida’s Existing Charter shall have been amended and restated in the form of the Proposed Charter; and

•        the Minimum Cash Condition shall have been met.

Waiver

Either Merida or Leafly may waive, to the extent permitted by law, any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Merida’s Existing Charter, Merida cannot consummate the Mergers if it has less than $5,000,001 of net tangible assets remaining either immediately prior to or upon consummation of the Mergers after taking into account the holders of public shares that properly demanded that Merida redeem their public shares for their pro rata share of the trust account.

Termination

The Merger Agreement may be terminated and the Business Combination abandoned as follows:

•        by written consent of Merida and Leafly;

•        prior to the Closing, by written notice from Leafly to Merida if (a) Merida has breached any of its representations, warranties, or covenants which breach would result in the failure of Merida to satisfy the conditions to closing (subject to customary cure periods), (b) the Closing has not occurred on or before the Termination Date, provided, however, that Leafly’s right to terminate the Merger Agreement on or after the Termination Date will not be available to any party whose failure to fulfill its obligations under the Merger Agreement has been the principal cause of, or primarily resulted in, the failure of the Mergers to occur on or before the Termination Date, or (c) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order, or a statute, rule or regulation;

•        prior to the Closing, by written notice from Merida to Leafly if (a) Leafly has breached any of its representations, warranties, or covenants which breach would result in the failure of Leafly to satisfy the conditions to closing (subject to customary cure periods), (b) the Closing has not occurred on or before the Termination Date, provided, however, that Merida’s right to terminate the Merger Agreement on or after the Termination Date will not be available to any party whose failure to fulfill its obligations under the Merger Agreement has been the principal cause of, or primarily resulted in, the failure of the Mergers to occur on or before the Termination Date, or (c) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order, or a statute, rule or regulation;

•        by written notice from either Merida or Leafly if approval of the Business Combination Proposal, Nasdaq Proposal, or Charter Amendment Proposal by Merida’s stockholders was not obtained at special meeting (subject to any adjournment or recess of the meeting);

•        by written notice from Leafly to Merida prior to Merida obtaining approval of each of the Business Combination Proposal, Nasdaq Proposal, and Charter Amendment Proposal from the Merida stockholders if Merida’s board of directors changes its recommendation to Merida’s stockholders or fails to include the recommendation of the Merida board of directors in favor of such proposals in the proxy statement distributed to Merida’s stockholders;

•        by written notice from Merida to Leafly prior to Leafly obtaining the requisite Leafly Shareholder Approval if Leafly’s board of directors changes its recommendation to Leafly’s shareholders with respect to the transactions contemplated by the Merger Agreement;

•        by written notice from Leafly to Merida prior to Leafly obtaining the requisite Leafly Shareholder Approval if Leafly’s board of directors has determined to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement); or

•        by Merida if the written consent containing the requisite Leafly Shareholder Approval shall not have been delivered to Leafly and Merida within three business days of the dissemination of the consent solicitation statement to the Leafly shareholders (provided that the right to terminate shall expire if the requisite Leafly Shareholder Approval has been obtained and delivered to Merida).

In the event that the Merger Agreement is terminated by Merida because Leafly’s board of directors has changed its recommendation to the Leafly shareholders with respect to the transactions contemplated by the Merger Agreement or by Leafly because Leafly’s board of directors has determined to enter into a definitive agreement with respect to a Superior Proposal, Leafly shall pay Merida a termination fee in an amount equal to $7,700,000.

Amended and Restated Registration Rights Agreement

At the Closing, certain securityholders of Leafly and stockholders of Merida will enter into the Amended and Restated Registration Rights Agreement, pursuant to which they will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of certain shares of New Leafly Common Stock held by them, subject to certain conditions set forth therein. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements.”

Tax Consequences of the Business Combination

For a description of the material U.S. federal income tax consequences of the Mergers and the exercise of redemption rights, please see the information set forth in “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences for Holders of Merida Common Stock” and “— Material U.S. Federal Income Tax Consequences for Holders of Leafly Stock.”

Anticipated Accounting Treatment

The Mergers will be regarded as a reverse recapitalization in conformity with GAAP as Leafly’s former owners will retain control of the combined company after the Mergers. Under this method of accounting, Leafly will be the accounting acquirer (legal acquiree) and Merida will be deemed the accounting acquiree (legal acquirer) for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Leafly with the proposed transaction being treated as the equivalent of Leafly issuing stock for the net assets of Merida, accompanied by a recapitalization. The net assets of Leafly will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the closing of the Mergers will be those of Leafly.

Regulatory Matters

The Mergers are not subject to any additional federal or state regulatory requirement or approval, except for (a) the filings with the States of Delaware and Washington necessary to effectuate the Mergers and (b) the filing of the required notification with the Federal Trade Commission and the Department of Justice in respect of, and the expiration or termination of the required waiting periods under, the HSR Act. On September 3, 2021, the parties filed the notice required under the HSR Act and requested early termination of the waiting period under the HSR Act. The 30-day waiting period with respect to the Mergers expired at 11:59 p.m. eastern time on October 4, 2021.

Risk Factors and Risk Factors Summary

Set forth below is a summary of principal risks associated with Leafly, Merida and New Leafly, which is qualified in its entirety by the full text of the section entitled “Risk Factors.” In evaluating the proposals to be presented at the special meeting, a stockholder should carefully read this proxy statement/prospectus/consent solicitation statement in its entirety and especially consider the factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors.”

Risks Related to Leafly’s Business and Industry

•        Leafly has a relatively short operating history in a rapidly evolving industry, which makes it difficult to evaluate Leafly’s future prospects and may increase the risk that Leafly will not be successful.

•        Leafly has a history of net losses, and may not achieve or maintain profitability in the future, especially as Leafly’s costs increase.

•        If Leafly does not successfully develop and deploy new software, platform features or services to address the needs of its suppliers and customers, its business, financial condition, and results of operations could suffer.

•        If Leafly fails to expand effectively into new markets, both domestically and abroad, its revenue and business will be adversely affected.

•        Because Leafly’s business is dependent, in part, upon continued market acceptance of cannabis by consumers and the continued and future legalization of cannabis, any negative trends could adversely affect Leafly’s business operations.

•        If users do not value the quality and reliability of the reviews and other content that Leafly displays on its platform, they may stop or reduce the use of Leafly’s services, which could adversely impact the growth of Leafly’s business.

•        Leafly’s business depends in part on a strong brand, and any failure to maintain, protect and enhance Leafly’s brand would hurt Leafly’s ability to retain or expand its base of users, suppliers and partners, or its ability to increase their level of engagement.

•        Leafly expects to face increased competition in the market.

•        Leafly relies on the performance of highly skilled personnel and if Leafly is unable to attract, retain and motivate well-qualified employees and contractors, its business could be harmed.

•        Leafly’s payment system and the payment systems of its suppliers depend on third-party providers and are subject to evolving laws and regulations.

•        If Leafly’s security measures are compromised, or if its platform is subject to attacks that degrade or deny the ability of users to access its content, users may curtail or stop use of Leafly’s platform.

•        Leafly’s operations and employees face risks related to health crises, such as the ongoing COVID-19 pandemic, that could adversely affect Leafly’s financial condition and operating results.

•        Leafly may need to raise additional capital, which may not be available on favorable terms, if at all, causing dilution to Leafly’s shareholders, restricting its operations, or adversely affecting its ability to operate the business.

•        Leafly’s business and operating results may be harmed if Leafly is deemed responsible for the collection and remittance of state sales taxes or other indirect taxes for suppliers using Leafly’s order functionality.

•        Leafly identified a material weakness in its internal control over financial reporting. If Leafly is unable to remediate this material weakness, or if Leafly identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, Leafly may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business and stock price.

Additional Risks Related to the Cannabis Industry

•        Cannabis remains illegal under federal law and, therefore, strict enforcement of federal laws regarding cannabis would likely result in Leafly’s inability to execute its business plan. The conduct of third parties may jeopardize Leafly’s business and its regulatory compliance.

•        Leafly’s business and its suppliers are subject to a variety of U.S. and foreign laws regarding financial transactions, which could subject Leafly’s suppliers to legal claims or otherwise adversely affect Leafly’s business.

Risks Related to Leafly’s Intellectual Property

•        Leafly is, and may in the future be, subject to disputes and assertions by third parties that it violates their intellectual property rights. These disputes may be costly to defend and could harm Leafly’s business and operating results.

•        Failure to protect or enforce Leafly’s intellectual property rights could harm its brand, business, and results of operations.

Public Company and Financial Reporting Risks

•        New Leafly will incur increased costs and obligations as a result of being a public company, which may strain its resources, divert management’s attention and affect its ability to attract and retain qualified board members.

•        As a private company, Leafly has not endeavored to establish and maintain public-company-quality internal control over financial reporting. If New Leafly fails to establish and maintain proper and effective internal control over financial reporting, as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of the Common Stock may decline.

•        Leafly’s projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, actual revenues, market share, expenses and profitability may differ materially from Leafly’s expectations.

Risks Related to Ownership of New Leafly Common Stock

•        New Leafly’s stock price may be volatile and may decline regardless of its operating performance.

•        An active trading market for New Leafly Common Stock may not be sustained.

•        New Leafly may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New Leafly Common Stock.

•        New Leafly’s securities may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in New Leafly’s securities and subject New Leafly to additional trading restrictions.

Risks Related to the Business Combination

•        New Leafly will not have any right to make damage claims against Leafly or Leafly’s shareholders for the breach of any representation, warranty or covenant made by Leafly in the Merger Agreement.

•        There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the cash held in Merida’s trust account will put the stockholder in a better future economic position.

•        The Sponsor and Merida’s officers and directors have interests in the Business Combination which are different from the interests of public stockholders, and these interests may have influenced their decision to approve the Business Combination.

•        Merida may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

•        If Merida’s due diligence investigation of Leafly was inadequate, then Merida’s stockholders following the consummation of the Business Combination could lose some or all of their investment.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF MERIDA

The following table sets forth selected historical financial information derived from Merida’s (a) unaudited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus as of September 30, 2021 and for the nine months then ended and (b) audited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus as of December 31, 2020 and 2019 and for the years then ended. You should read the following summary financial information in conjunction with the section entitled “Merida’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Merida’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

Merida has neither engaged in any operations nor generated any revenue to date. Merida’s only activities from inception through the record date were organizational activities and those necessary to complete its initial public offering and identify a target company for a business combination. Merida does not expect to generate any operating revenue until after the completion of the Mergers.

Selected Historical Financial Information — Merida

	As of September 30, 2021	As of December 31,
		2020	2019
	(Unaudited)	(Restated)	(Restated)
Balance Sheet Data:
Total current assets	$334,264	$271,275	539,439
Total assets	$130,537,440	$130,952,322	130,850,974
Total current liabilities	$681,625	$170,510	170,622
Warrant liability	$7,229,069	$3,950,311	1,975,155
Deferred tax liability	$0	$432	48
Total liabilities	$7,229,69	$4,121,253	2,145,825
Common Stock subject to possible redemption; 13,001,552 shares at redemption value as of September 30, 2021 December 31, 2020, and December 31, 2019, respectively	130,178,936	130,544,959	130,197,362
Total stockholders’ equity	$(7,552,190)	$(3,713,890)	(1,492,513)
	For the nine months ended September 30, 2021	For the year ended December 31,
		2020	2019
	(Unaudited)	(Restated)	(Restated)
Statement of Operations Data:
Net (Loss) Income	$(4,204,323)	$(1,874,080)	$1,306,153
Basic and diluted weighted average shares outstanding, Common Stock subject to possible redemption	13,001,552	13,001,552	4,510,965
Basic and diluted net (loss) income per share, Common Stock subject to possible redemption	$(0.26)	$(0.11)	$0.17
Basic and diluted weighted average shares outstanding, Non-redeemable Common Stock	3,370,388	3,370,388	3,147,590
Basic and diluted net (loss) income per share, Non-redeemable Common Stock	$(0.26)	$(0.11)	$0.17
Statement of Cash Flows Data:
Net cash used in operating activities	$(975,407)	$(610,924)	$(217,499)
Net cash provided by (used in) investing activities	$505,408	$419,894	$(130,015,520)
Net cash provided by financing activities	$400,000	$—	$130,595,589
Non-Cash investing and financing activities:
Accretion for common stock to redemption amount	$146,856	$(347,597)	$(181,842)

SUMMARY HISTORICAL FINANCIAL INFORMATION OF LEAFLY

The selected historical consolidated statements of operations data of Leafly for the years ended December 31, 2020 and 2019 and the historical consolidated balance sheet data as of December 31, 2020 and 2019 are derived from Leafly’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement. The selected historical condensed consolidated statements of operations data of Leafly for the nine months ended September 30, 2021 and 2020 and the condensed consolidated balance sheet data as of September 30, 2021 are derived from Leafly’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement. In Leafly’s management’s opinion, the unaudited interim condensed consolidated financial statements include all adjustments necessary to state fairly Leafly’s financial position as of September 30, 2021 and the results of operations for the nine months ended September 30, 2021 and 2020.

Leafly’s historical results are not necessarily indicative of the results that may be expected in the future and Leafly’s results for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021 or any other period. You should read the following selected historical consolidated financial data together with the section titled “Leafly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Leafly’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/consent solicitation statement.

Statement of Operations Data

The following table provides selected financial data from Leafly’s condensed and consolidated statement of operations and condensed and consolidated statements of cash flows for the periods shown:

(in thousands, except per share amounts)	For the Nine Months Ended		For the Year Ended
	September 30, 2021	September 30, 2020	December 31, 2020	December 31, 2019
Statement of Operations Data
Revenue	$30,959	$27,102	$36,392	$30,072
Gross margin	$27,395	$23,529	$31,430	$26,163
Total operating expenses	$33,538	$31,860	$40,726	$58,156
Net loss	$(6,880)	$(8,977)	$(9,964)	$(31,936)

Basic and diluted loss per share	$(0.09)	$(0.12)	$(0.13)	$(0.46)
Weighted-average basic and diluted shares outstanding	75,630	76,789	76,431	69,186

Cash Flow Data
Net cash used in operating activities	$(3,101)	$(9,841)	$(9,792)	$(28,744)
Net cash provided by (used in) investing activities	$(38)	$17	$15	$(1,219)
Net cash provided by financing activities	$31,451	$8,520	$8,856	$34,758

Balance Sheet Data

The following table provides selected financial data from Leafly’s condensed and consolidated balance sheets for the periods shown:

(in thousands)	As of
	September 30, 2021	December 31, 2020	December 31, 2019
Balance Sheet Data
Cash and cash equivalents	$33,104	$4,818	$5,739
Total assets	$39,302	$9,463	$10,765
Total liabilities	$43,134	$7,394	$15,951
Total stockholders’ equity (deficit)	$(3,832)	$2,069	$(5,186)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination, including the Mergers, described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Mergers will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Merida will be treated as the “acquired” company for accounting purposes and the Mergers will be treated as the equivalent of Leafly issuing stock for the net assets of Merida, accompanied by a recapitalization. The net assets of Merida will be stated at historical cost, with no goodwill or other intangible assets recorded.

The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2021 combines the unaudited historical condensed consolidated balance sheet of Merida as of September 30, 2021 with the unaudited historical condensed consolidated balance sheet of Leafly as of September 30, 2021, giving further effect to the Mergers as if they had been consummated as of September 30, 2021.

The summary unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 combines the unaudited condensed consolidated statement of operations of Merida for the nine months ended September 30, 2021 with the unaudited condensed consolidated statement of operations of Leafly for the nine months ended September 30, 2021, giving effect to the Mergers as if they had been consummated on January 1, 2020, which is the beginning of the earliest period presented.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the audited restated statement of operations of Merida for the year ended December 31, 2020 with the audited consolidated statement of operations of Leafly for the year ended December 31, 2020, giving effect to the Mergers as if they had occurred on January 1, 2020. The restatement of Merida’s statement of operations for the year ended December 31, 2020 is more fully described in Note 2 of the notes to Merida’s audited financial statements included elsewhere herein.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus/consent solicitation statement and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of Merida and Leafly and related notes included in this proxy statement/prospectus/consent solicitation statement. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination, including the Mergers, been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information has been prepared using the following assumptions: (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021) and (c) no inclusion of the effect of any future grants of warrants, post-Business Combination grants of options, issuance of Earnout Shares, or any further financing of Merida or Leafly. Additionally, the unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Common Stock for cash, assuming the following two redemption scenarios:

•        Assuming No Redemptions:    This presentation assumes that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

•        Assuming Maximum Redemptions:    This presentation assumes that public stockholders holding an aggregate of 7,656,198 shares of Common Stock exercise redemption rights with respect to their public shares. The maximum redemption amount is derived on the basis that Merida is required to have $85,000,000 in Closing Cash immediately prior or upon the Closing, after giving effect to payments to redeeming stockholders.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

	Pro Forma Combined
	Assuming No	Assuming Maximum
(in thousands, except per share amounts)	Redemption	Possible Redemption
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Nine months ended September 30, 2021
Net loss	$(10,356)	$(10,356)
Net loss per share, basic and diluted	$(0.21)	$(0.25)
Weighted average shares outstanding, basic and diluted	48,480	42,214

Year ended December 31, 2020
Net loss	$(13,949)	$(13,949)
Net loss per share, basic and diluted	$(0.29)	$(0.33)
Weighted average shares outstanding, basic and diluted	48,480	42,214

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of September 30, 2021
Total assets	$138,070	$75,314
Total liabilities	$16,275	$16,275
Total stockholders’ equity	$121,795	$59,039

COMPARATIVE PER SHARE DATA

Comparative Per Share Data of the Company

The following table sets forth the closing market prices per share of the Merida Common Stock and Warrants as reported by Nasdaq on August 6, 2021, the last trading day before the Business Combination was publicly announced, and on [•], 2021, the last practicable trading day before the date of this proxy statement/prospectus/consent solicitation statement.

Trading Date	Public Shares (MCMJ)		Public Warrants (MCMJW)
August 6, 2021		$9.97		$0.99
[•], 2021	$	[•]	$	[•]

The market prices of Merida’s securities could change significantly. Because the consideration payable in the Business Combination pursuant to the Merger Agreement will not be adjusted for changes in the market prices of the Public Shares, the value of the consideration that Leafly shareholders will receive in the Business Combination may vary significantly from the value implied by the market prices of shares of Public Shares on the date of the Merger Agreement, the date of this proxy statement/prospectus/consent solicitation statement, and the date on which Merida stockholders vote on the approval of the Merger Agreement. Merida stockholders are urged to obtain current market quotations for Merida securities before making their decision with respect to the approval of the Merger Agreement.

Comparative Per Share Data of Leafly

Historical market price information regarding Leafly is not provided because there is no public market for Leafly Stock.

Comparative Historical and Pro Forma Per Share Data

The following tables set forth the unaudited historical comparative share information for Merida and Leafly on a stand-alone basis for the nine months ended September 30, 2021 and for the year ended December 31, 2020, after giving effect to the Mergers, assuming (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021) and (c) no inclusion of any future grants of warrants, post-Business Combination grants of options, the issuance of Earnout Shares, or any further financing of Merida or Leafly and (e) the following two alternative levels of redemption of public shares:

•        Assuming No Redemptions:    This presentation assumes that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

•        Assuming Maximum Redemptions:    This presentation assumes that public stockholders holding an aggregate of 7,656,198 shares of Common Stock exercise redemption rights with respect to their public shares. The maximum redemption amount is derived on the basis that Merida is required to have $85,000,000 in Closing Cash immediately prior or upon the Closing, after giving effect to payments to redeeming stockholders.

The pro forma book value information reflects the Business Combination as if it had occurred on September 30, 2021. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred on January 1, 2020.

This information is only a summary and should be read in conjunction with the historical financial statements of Merida and Leafly and related notes included elsewhere in this proxy statement/prospectus/consent solicitation statement. The unaudited pro forma combined per share information of Merida and Leafly is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus/consent solicitation statement.

The unaudited pro forma combined net income (loss) per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the periods presented, nor income or loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Merida and Leafly would have been had the companies been combined during the periods presented.

	Historical		Pro Forma Combined		Leafly Equivalent Pro Forma Per Share Data(2)
(in thousands, except per share amounts)	Merida	Leafly	Assuming No Redemption	Assuming Maximum Possible Redemption	Assuming No Redemption	Assuming Maximum Possible Redemption
As of and for the nine months ended September 30, 2021
Book value per share(1)	$0.00	$(0.05)	$2.51	$1.40	$0.82	$0.46
Redeemable common stock
Weighted average shares outstanding, basic and diluted	13,002	—
Net loss per share, basic and diluted	$(0.26)	$—
Common stock
Weighted average shares outstanding, basic and diluted	3,370	75,630	48,480	42,214
Net loss per share, basic and diluted	$(0.26)	$(0.09)	$(0.21)	$(0.25)	$(0.07)	$(0.08)
As of and for the year ended December 31, 2020	(as Restated)
Redeemable common stock
Weighted average shares outstanding, basic and diluted	13,002	—
Net loss per share, basic and diluted	$(0.11)	$—
Common stock
Weighted average shares outstanding, basic and diluted	3,370	76,431	48,480	42,214
Net loss per share, basic and diluted	$(0.11)	$(0.13)	$(0.29)	$(0.33)	$(0.09)	$(0.11)

____________

(1)      Book value per share is calculated as (a) total equity excluding preferred shares divided by (b) the total number of Common Stock outstanding that are classified in permanent equity.

(2)      The equivalent pro forma basic and diluted per share data for Leafly Equivalent is based on the exchange ratio of 0.3275, estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021 and as calculated per the Merger Agreement.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included elsewhere in this proxy statement/prospectus/consent solicitation statement, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus/consent solicitation statement. The value of your investment in New Leafly following consummation of the Business Combination will be subject to the significant risks affecting Leafly and inherent to the industry in which it operates. The risk factors described below disclose material and other risks, are not intended to be exhaustive and are not the only risks faced by Merida or Leafly. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect the business, financial condition, results of operations and cash flows in future periods of Leafly prior to the consummation of the Business Combination or New Leafly after the Business Combination. The occurrence of any of these events could cause the trading price of New Leafly Common Stock to decline, perhaps significantly, and you therefore may lose all or part of your investment. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Leafly prior to the consummation of the Business Combination, which will be the business of New Leafly following the consummation of the Business Combination. Accordingly, the risks described below relating to Leafly could also materially and adversely affect the combined company after the consummation of the Business Combination. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to Leafly’s Business and Industry

For purposes of this subsection only, “Leafly,” “the Company,” “we,” “us” or “our” refer to Leafly and its subsidiaries, unless the context otherwise requires.

We have a relatively short operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a relatively short operating history in an evolving industry that may not develop as we anticipate, if at all. Both our short operating history and the pace of dramatic change in the cannabis industry makes it difficult to assess our future prospects, and you should evaluate our business in light of the risks and difficulties we may encounter as the industry continues to evolve. These risks and difficulties include our ability to, among other things:

•        increase the number of users of our website and mobile applications (which we refer to as our “platform”), the number of reviews and other content on our platform and our revenue;

•        successfully implement and scale our online order reservation system, by attracting new retailers and brands (which we refer to from time to time, collectively, as “suppliers”) while simultaneously converting visitors to our platform into customers of our suppliers;

•        effectively monetize our mobile applications as usage continues to migrate toward mobile devices;

•        manage, measure and demonstrate the effectiveness of our advertising solutions and attract and retain new advertising partners, many of which may only have limited or no online advertising experience;

•        successfully compete with existing and future providers of other forms of offline and online advertising;

•        successfully compete with other companies that are currently in, or may in the future enter, the business of providing order reservation, e-commerce, online ordering, and/or delivery services related to cannabis products and services;

•        successfully expand our business in new and existing markets, both domestic and international;

•        successfully develop and deploy new features and services;

•        avoid interruptions or disruptions in our platform or services;

•        adapt to rapidly evolving trends in the cannabis industry and the way consumers and cannabis industry businesses interact with technology;

•        develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage globally, as well as the deployment of new features and services;

•        hire, integrate and retain talented sales and other personnel;

•        effectively manage rapid growth in our sales force, personnel and operations;

•        effectively partner with other companies; and

•        successfully navigate complex, disparate and rapidly evolving regulatory regimes imposed by U.S. and Canadian federal, state and provincial, local and other non-U.S. governments applicable to cannabis and cannabis-related businesses.

If the demand for our services, including our advertising solutions, does not develop as we expect, or if we fail to address the needs of this demand, our business will be harmed. We may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. Failure to adequately address these risks and difficulties could harm our business and cause our operating results to suffer.

We have a history of net losses, and we may not achieve or maintain profitability in the future, especially as our costs increase.

We began operating in 2011 and have yet to generate a profit. We incurred a net loss of $10 million and $32 million for the calendar years ended December 31, 2020 and 2019, respectively. We intend to continue to expend significant funds to support platform feature development, expanding our service offerings, expand our marketing and sales operations, improve and expand our technology infrastructure, hire additional employees, pursue strategic opportunities, meet the increased compliance requirements associated with our transition to and operation as a public company and otherwise support our operations and growth. In addition, we intend to add back in-person working space over time. As we continue to grow, we expect the aggregate amount of these expenses will also continue to grow.

Our efforts to grow our business may be more costly than we expect and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, and the other risks described in this proxy statement/prospectus/consent solicitation statement and other unknown events. The amount of future net losses will depend, in part, on the growth of our future expenses and our ability to generate revenue. If we continue to incur losses in the future, any such future losses, together with the net losses and negative cash flows from operations incurred to date, will have an adverse effect on our shareholders’ accumulated deficit and working capital. Because of the numerous risks and uncertainties associated with our business and the cannabis industry, as outlined herein, we are unable to accurately predict when, or if, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market price of our New Leafly Common Stock may decrease and our ability to raise capital, expand our business or continue our operations may be impaired. A decline in the value of New Leafly Common Stock may also cause you to lose all or part of your investment.

If we fail to maintain and expand our brand and retailer client base, our revenue and our business will be harmed.

In the fiscal year ended December 31, 2020, substantially all of our revenue was generated by (a) the sale of advertising solutions, and (b) subscription listing fees. Our ability to grow our business depends on our ability to maintain and expand our brand and retailer client base. To do so, we must convince prospective advertising partners of the benefits of our advertising solutions, including providing additional information and context to those prospective advertisers who may not be familiar with our solutions (such as those in new markets). We must also convince existing and prospective advertising partners alike that our advertising solutions work to their benefit. Additionally, our policy to decline acceptance of advertising or listings from companies that cannot demonstrate proper licensure may cause us to limit our advertising base and forgo certain revenue opportunities. Failure to maintain and expand our advertising partner base could harm our business.

Our advertising partners do not typically have long-term obligations to purchase our services. In addition, we rely heavily on the purchase of advertising solutions by small and medium-sized local businesses, which have historically experienced high failure rates and often have limited advertising budgets. As a result, we may experience attrition in our advertising partners in the ordinary course of business resulting from several factors, including losses to lower priced competitors, perceptions that our advertising solutions are unnecessary or ineffective, decline in advertising budgets, the impact of the COVID-19 pandemic, closures and bankruptcies. We must continually add new advertising partners both to replace advertisers who choose not to renew their advertising, go out of business or otherwise fail to fulfill their advertising contracts with us, and to grow our business. Our advertising partners’ decisions to renew depend on a number of factors, including the degree of satisfaction with our services and their ability to continue their operations and spending levels. The ratings and reviews that our suppliers receive from our users, may also affect advertising decisions by current and prospective advertising partners. For instance, favorable ratings and reviews, on the one hand, could be perceived as obviating the need to advertise, and unfavorable ratings and reviews, on the other hand, could discourage businesses from advertising to an audience they perceive as hostile or cause them to form a negative opinion of our products and user base, which could discourage them from doing business with us. Furthermore, our internal teams may take down a supplier’s information if it breaches our listing restrictions, which may also affect advertising decisions by current and prospective advertising partners. In addition, the growth rates for new consumers, number of paying suppliers and monthly revenue per suppliers have at times slowed and may similarly slow in the future, even if we continue to add clients and consumers on an absolute basis. If our advertising partners increase their rates of non-renewal, if we experience significant advertising partner attrition or contract breach, or if we are unable to attract new advertising partners in numbers greater than the number of advertising partners that we lose, our client base will decrease and our business, financial condition and results of operations would be harmed.

If we do not successfully develop and deploy new software, platform features or services to address the needs of our suppliers and consumers, our business, financial condition, and results of operations could suffer.

Our success has been based on our ability to design software, platform features and services that address the needs of our suppliers and consumers. We spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing platform features to meet our suppliers’ and consumers’ and potential suppliers’ and consumers’ rapidly evolving needs, including online order and reservation solutions. Additionally, as consumers and suppliers demand richer data integrations with other cannabis industry participants such as point-of-sale providers and loyalty service providers, third party technology integrations may become increasingly important. If we are unable to arrange or complete new integrations, or improve our existing integrations, we may lose market share to competitors. There is no assurance that our enhancements to our software, platform features or our new services or capabilities will be compelling to our consumers or gain market acceptance. If our research and development investments do not accurately anticipate supplier or consumer demand or if we fail to develop our software, platform features or services in a manner that satisfies supplier or consumer preferences in a timely and cost-effective manner, we may fail to retain our existing suppliers or consumers or increase demand for our services.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing service offerings could make our platforms obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction or implementation of new platforms, platform features or capabilities, or cause errors to arise with our existing software. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new platforms, platform features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by consumers or suppliers brought against us, any of which could harm our business. Moreover, the design and development of new platforms or new platform features and capabilities to our existing platform may require substantial investment, and we have no assurance that such investments will be successful. If consumers or suppliers do not widely adopt our new platforms, platform features, and capabilities, we may not be able to realize a return on our investment and our business, financial condition, and results of operations may be adversely affected.

If we fail to expand effectively into new markets, both domestically and abroad, our revenue and business will be adversely affected.

We intend to expand our operations into new markets, both domestically and internationally. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets places us in competitive environments with which we may be unfamiliar and involves various risks, including, among others, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, or at all. In attempting to establish a presence in new markets, we expect, as we have in the past, to incur significant expenses and face various other challenges, such as compliance with market-specific laws or regulations, gaining consumer and customer acceptance, and expanding our sales force and community management personnel to cover those new markets. Our current and any future expansion plans will require significant resources and management attention. Furthermore, we have already entered many of the largest existing markets in the United States and further expansion may not yield similar results or sustain our growth.

We may fail to offer the optimal pricing of our services.

We have limited experience in determining the optimal pricing of our services, and we may need to change our pricing model from time to time. For example, we charge different rates for the same services in different markets, based on a variety of factors such as the number of local retailers and consumer traffic and engagement. If our suppliers believe the cost of our services do not generate proper return on investment, such suppliers may decline to continue using our services, and our revenue and other financial results may be adversely impacted.

Our international operations involve additional risks, and our exposure to these risks will increase as we expand internationally.

Our traffic is global, and we expect to expand our international operations by accessing new markets abroad and expanding our offerings in new languages. Our platform is primarily available only in English. We may have difficulty modifying our technology and content for use in non-English-speaking markets or fostering new communities in non-English-speaking markets. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Furthermore, in most international markets, we would not be the first entrant, and our competitors may be better positioned than we are to succeed. Expanding internationally may subject us to risks that we have either not faced before or increase our exposure to risks that we currently face, including risks associated with:

•        recruiting and retaining qualified, multi-lingual employees, including sales personnel;

•        increased competition from local websites and guides and potential preferences by local populations for local providers;

•        compliance with applicable foreign laws and regulations, including different cannabis, privacy, censorship and liability standards and regulations, different intellectual property laws and certain employment laws requiring national collective bargaining agreements that set minimum salaries, benefits, working conditions and termination requirements;

•        providing services in different languages for different cultures, which may require that we modify our services and platform features to ensure that they are culturally relevant in different countries;

•        the enforceability of our intellectual property rights;

•        credit risk and higher levels of payment fraud;

•        increased travel, infrastructure and compliance costs associated with multiple foreign locations;

•        compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act and the U.K. Bribery Act;

•        export controls and economic sanctions administered by the U.S. Department of Commerce Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control;

•        currency exchange rate fluctuations;

•        foreign exchange controls that might prevent us from repatriating cash earned outside the United States;

•        political and economic instability in some countries;

•        double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and

•        higher costs of doing business internationally.

The legal cannabis industry and market are relatively new, and this industry and market may not continue to exist or develop as anticipated, or we may ultimately be unable to succeed in this new industry and market.

We are operating our business in a relatively new cannabis industry and market, and our success depends in part on broader consumer adoption of the legal cannabis market. In addition, despite broad public support for cannabis legalization in the United States, the growth of our business is dependent in part upon the continued authorization of cannabis in new jurisdictions, as well as the absence of legislation narrowing, limiting or repealing existing laws legalizing and regulating cannabis. Any one of these factors could slow or halt the legalization or consumer adoption of cannabis, which would negatively impact our ability to grow our business.

In addition to being subject to general business risks applicable to a business involving a technology product in a regulated industry, we need to continue to build brand awareness for the Leafly platform and make significant investments in our business strategy, including by introducing new services and platform features into the markets in which we operate, expanding our international presence and regulatory compliance efforts. These activities may not promote our services and platform features as effectively as intended, or at all, and we expect that our competitors will undertake similar investments to compete with us for market share.

Furthermore, consolidation of the cannabis markets could reduce the size of our potential supplier base and give remaining suppliers greater bargaining or purchasing power. This may in turn erode the prices we are able to charge for our services and result in decreased margins. Competitive conditions, consumer preferences, supplier requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and that cause our efforts to further our business, including promoting our brand awareness, offering high quality services, and attracting and retaining suppliers and consumers, to be unsuccessful or to have undesired consequences that may materially adversely affect our business, financial condition and results of operations. As a result, we may not be successful in our efforts to attract and retain customers or traffic, or to develop and commercialize new products, or these activities may require significantly more resources than anticipated in order to be successful.

Our business is dependent on U.S. state laws and regulations and Canadian federal and provincial laws and regulations pertaining to the cannabis industry.

In the United States, despite cannabis being legalized under state law in some form in many states and notwithstanding the federal government’s tolerance of state legalization schema, cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act (“CSA”). The CSA makes it a federal crime to grow, distribute, or sell cannabis in the United States, even in states in which medical or recreational cannabis has been legalized under state law. It is also illegal to advertise the sale of cannabis, or to use the internet to facilitate the sale of cannabis. It is also a federal crime to aid and abet another in growing, distributing, or selling cannabis, and it can be illegal to engage in certain transactions with those growing, distributing, or selling cannabis, if the goal of the transactions is to promote those activities or conceal that the source of the proceeds in the transaction came from those activities. Leafly does not grow, distribute, or sell cannabis in the United States. Although Leafly may engage in transactions with entities growing, distributing, or selling cannabis, Leafly has no intent to promote criminal activity by its suppliers, and these transactions reflect only Leafly’s desire to promote its own business operations. Accordingly, we believe that Leafly’s activities do not violate the CSA as currently interpreted by U.S. courts. However, there is a risk that federal prosecutors may seek to apply those laws to Leafly, that U.S. courts may change their interpretation of the CSA, and that violations of any U.S. federal laws and regulations, such as the CSA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture.

In Canada, the Cannabis Act legalized the commercial cultivation and processing of cannabis for medical and adult-use purposes in Canada and created a federal legal framework for controlling the production, distribution, promotion, sale and possession of cannabis. The Cannabis Act also provides the provinces and territories of Canada with the authority to regulate other aspects of adult-use cannabis, such as distribution, sale, minimum age requirements (subject to the minimum set forth in the Cannabis Act), places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have implemented regulatory regimes for the distribution and sale of cannabis for recreational purposes. In addition, the Cannabis Act provides that it is prohibited to publish, broadcast or otherwise disseminate, on behalf of another person, with or without consideration, any promotion that is prohibited by a number of sections of the Cannabis Act. The Cannabis Act therefore includes provisions that could apply to certain aspects of our business, both directly to the solutions we provide and indirectly on account of any noncompliance by those who use our offerings. However, as the Cannabis Act has been recently enacted, there is a lack of available interpretation, application and enforcement of the provisions that may be relevant to digital platforms such as ours, and as a result, it is difficult to assess our potential exposure under the Cannabis Act.

Laws and regulations affecting the cannabis industry in U.S. states and Canada are continually changing. Any change in regulations or even the speed of changes to regulations, more vigorous enforcement thereof or other unanticipated events could require us to incur substantial costs associated with compliance, to alter our business plan or give rise to material liabilities, and could materially and adversely affect our operations, revenue, and profitability. The commercial cannabis industry is still a young industry, and we cannot predict the impact of the compliance regime to which our business may be subject. Although we have not yet been required to obtain any cannabis license as a result of existing cannabis regulations, it is possible that regulations may be enacted in the future that will require us to obtain such a license in order to provide our services in a particular jurisdiction or that will otherwise seek to substantially regulate our business and there can be no assurances that we will be able to obtain such licenses. These laws change frequently and may be difficult to interpret and apply. For example, the Florida Department of Health recently made a determination that licensed dispensaries’ use of Leafly’s online ordering reservation system violated the statutory requirement that no third parties be directly involved in dispensing cannabis. We filed a legal challenge alleging that the Department of Health wrongfully promulgated an un-adopted rule that erroneously interprets the statute and received a judgment in our favor (the “FLDOH Matter”), and our suppliers in Florida that previously ceased use of the online ordering feature still must obtain regulatory approval to resume using these features and, as a result, our business in Florida continues to be adversely affected. In October 2021, the administrative law judge issued a final order that the Florida Department of Health’s policy of prohibiting online third-party pre-reservation services was in fact an unadopted rule. We have recently been made aware that the Florida Department of Health filed an appeal with the First District Court of Appeal on November 17, 2021. In the event the Florida Department of Health promulgates a formal rule, which they have not done to date, our ability to conduct business in Florida may be materially impacted. We will be filing a response to the filing. Additionally, failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on our operations.

Given the concentration of our revenue from the sale of subscriptions to retailers to list their products, any increase in the stringency of any applicable laws, including U.S. state, or Canadian federal, provincial or territorial laws and regulations relating to cannabis, or any escalation in the enforcement of such existing laws and regulations against the cannabis industry within any jurisdiction, could negatively impact the profitability or viability of cannabis businesses in such affected jurisdictions, which in turn could materially adversely affect our business and operating results.

For more information regarding risks the cannabis industry may present to Leafly’s business, see the subsection entitled “— Additional Risks Related to the Cannabis Industry.”

Federal law enforcement may deem our suppliers to be in violation of U.S. federal law, including, in particular the CSA. An adverse change in U.S. federal policy on cannabis enforcement and strict enforcement of federal cannabis laws against our suppliers would undermine our business model and materially affect our business and operations.

Except in limited circumstances, U.S. federal law, and more specifically the CSA, proscribes the cultivation, processing, distribution, sale, and possession of cannabis. It is also federally illegal to advertise the sale of cannabis, or to use the internet to facilitate the sale of cannabis. Although the Agriculture Improvement Act of 2018 removed hemp and hemp-derived cannabinoids from the definition of “marihuana” in the CSA, cannabis remains a Schedule 1 controlled substance in the United States and is currently illegal under U.S. federal law. Even in those U.S. states in which the growing, processing, distribution, sale and use of cannabis has been legalized, these activities continue to violate U.S. federal law. Additionally, in 2018, a series of memoranda and guidance from 2009 to 2014 that generally directed U.S. Attorneys not to enforce federal cannabis laws against actors who were in compliance with state guidance were formally rescinded. Since U.S. federal laws criminalizing the use of cannabis pre-empt state laws that legalize its use, continuation of U.S. federal law in its current state regarding cannabis could limit our ability to do business in the United States. As a result, U.S. federal law enforcement authorities, in their attempt to regulate the illegal or unauthorized production, distribution, promotion, sale, possession or use of cannabis, may seek to bring criminal actions against our suppliers under the CSA or other federal criminal laws. If our suppliers are found to be violating U.S. federal law relating to cannabis, they may be subject not only to criminal charges and convictions, but also to forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, cessation of business activities, or civil liabilities arising from proceedings initiated by either the U.S. government or private citizens. Any of these actions or consequences to our suppliers could have a material adverse effect on our business, financial condition, and results of operations, or could force us to cease operations, and as a result, our investors could lose their entire investment.

Further, to the extent any law enforcement actions require us to respond to subpoenas, or undergo search warrants, including for supplier records, cannabis businesses could elect to cease using our products. Until the U.S. federal government changes the laws with respect to cannabis, and particularly if the U.S. Congress does not extend the Omnibus Spending Bill’s protection of state medical cannabis programs (described below) to apply to all state cannabis programs, U.S. federal authorities could more strictly enforce current federal prohibitions and restrictions. An increase in federal enforcement against companies licensed under state cannabis laws could negatively impact the state cannabis industries and, in turn, our business, financial condition, results of operations, brand and reputation.

For more information regarding risks the cannabis industry may present to Leafly’s business, see the subsection entitled “— Additional Risks Related to the Cannabis Industry.”

The laws and regulations regarding hemp-derived products are unsettled, and an adverse change in U.S. federal policy towards our suppliers would materially affect our business and operations.

Some of our suppliers sell products containing hemp-derived cannabinoids, including CBD and certain forms of THC (including but not limited to delta-8 THC). Until recently, hemp and hemp extracts (except mature stalks, fiber produced from the stalks, oil or cake made from the seeds and any other compound, manufacture, salt derivative, mixture or preparation of such parts) were classified by the federal government as “marihuana” under the CSA. The Agricultural Act of 2014, Pub. L. 113-79 (the “2014 Farm Bill”) and the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”), altered hemp’s status, such that currently hemp (which must, by definition, contain less than 0.3% delta-9 THC on a dry weight basis) and hemp extracts, including CBD, are no longer defined as “marihuana” nor classified as a controlled substance.

Many states have revised their own laws to make hemp and hemp derivatives legal. These laws generally impose licensing and regulatory requirements for the cultivation, processing, transportation, or distribution of hemp and hemp products. Many states also impose restrictions on the type of products that may be sold, including prohibiting the sale of certain hemp or CBD products, such as ingestible products or smokeable hemp, or limiting the manner in which they may be sold by, for example, prohibiting health claims in advertising. States could change their laws and make the requirements to grow, process, transport, and distribute hemp and hemp products more difficult. States could also investigate whether or determine that our suppliers were found to be operating in violation of state law. Any of these actions or consequences to our suppliers could have a material adverse effect on our business, financial condition, and results of operations.

The Food and Drug Administration (“FDA”) claims that the Food, Drugs & Cosmetics Act significantly limits the legality of hemp-derived CBD products and the manner in which hemp-derived CBD products may be marketed and sold. In addition, we do not believe that any of our suppliers’ claims about the legality of hemp-derived THC products have been tested in court. If our suppliers are found to be violating U.S. federal law relating to hemp-derived products, they may be subject not only to criminal charges and convictions, but also to forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, cessation of business activities, or civil liabilities arising from proceedings initiated by either the U.S. government or private citizens. Any of these actions or consequences to our suppliers could have a material adverse effect on our business, financial condition, and results of operations.

Allowing unlicensed or noncompliant businesses to access our services, allowing businesses to use our services in a noncompliant manner, including engaging in false or deceptive business practices, may subject us to legal or regulatory enforcement and/or negative publicity, which could adversely impact our business, operating results, financial condition, brand and reputation.

Our suppliers are contractually required to represent, warrant and covenant to us that they conduct their business in compliance with applicable state law, which includes any applicable licensing requirements and the regulatory framework enacted by each state or province in which they do business. Suppliers further contractually agree to indemnify us for any damages we may suffer as a result of their noncompliance, and there is no guarantee that such suppliers will be able to fulfill such indemnification obligations. We rely on our suppliers’ contractual representations, and generally do not verify them, other than with respect to the licensed status of our suppliers operating cannabis retail and brands (i.e., product) businesses. We require suppliers to provide proof of valid corporate existence at the time we initially onboard them, or, if we understand that state law requires a separate cannabis license, to submit a valid, unexpired state-issued license number. We do not routinely validate whether that license number remains valid during the term of our suppliers’ use of our services. As a result, some of our suppliers or their listings currently and in the future may not be in compliance with licensing and related requirements under applicable state or provincial laws and regulations. Any potential legal enforcement actions against any of our suppliers selling cannabis for being unlicensed or insufficiently licensed could negatively impact us.

Any legal or regulatory enforcement against us based on the business solutions that we offer, the third-party content available on our platform or noncompliance by our suppliers with licensing and other legal requirements, could subject us to various risks, including monetary penalties and the risk that we elect or are compelled to remove content from our platform and would likely cause us to experience negative publicity. Any of these developments could materially and adversely impact our business, financial condition, results of operations, brand, and reputation.

We generally do not, and cannot, ensure that our suppliers will conduct their business activities in a manner compliant with regulations and requirements applicable to the cannabis industry. As a result, federal, state, provincial or local government authorities may seek to bring criminal, administrative or regulatory enforcement actions against our suppliers, which could have a material adverse effect on our business, operating results or financial conditions, or could force us to cease operations.

We offer features and services on our platform to support our suppliers’ compliance with certain regulations and other legal requirements applicable to the cannabis industry, such as (a) collecting medical marijuana cardholder information to assist dispensaries with their verification obligations, (b) age-gating in accordance with applicable state regulations, (c) reviewing cannabis license information for operational cannabis suppliers, both on submission and on a periodic ongoing basis, to ensure validity and accuracy and (d) requiring operational cannabis suppliers, including storefronts and delivery services, to provide a valid, unexpired state-issued license number before accepting their listings or advertisements on our platform. However, we generally do not, and cannot, ensure that our suppliers will conduct their business activities in a manner compliant with such regulations and requirements, in whole or in part. Their legal noncompliance could result in regulatory and even criminal actions against them, which could result in a material adverse impact on our business and operating results or financial condition, and as a result, our investors could lose their entire investment.

For additional information, see the other risk factors in this subsection entitled “— Risks Related to Leafly’s Business and Industry,” including “— Some of our suppliers or their listings currently and in the future may not be in compliance with licensing and related requirements under applicable laws and regulations. Allowing unlicensed or noncompliant businesses to access our products, or allowing businesses to use our solutions in a noncompliant manner, may subject us to legal or regulatory enforcement and negative publicity, which could adversely impact our business, operating results, financial condition, brand and reputation. In addition, allowing businesses who engage in false or deceptive advertising practices to use our solutions may subject us to negative publicity, which could have similar adverse impacts on us.” Additionally, please see the subsection entitled “— Additional Risks Related to the Cannabis Industry.”

Because our business is dependent, in part, upon continued market acceptance of cannabis by consumers, any negative trends could adversely affect our business operations.

We are dependent on public support, continued market acceptance and the proliferation of consumers in the state-level and Canadian legal cannabis markets. While we believe that the market and opportunities in the space will continue to grow, we cannot predict the future growth rate or size of the market. Any downturns in, or negative outlooks on, the cannabis industry may adversely affect our business and financial condition.

Expansion of our business is dependent on the continued and future legalization of cannabis.

Expansion of our business is, in part, dependent upon continued and future legislative authorization, including by voter initiatives and referenda, of cannabis in various jurisdictions worldwide. Any number of factors could slow, halt, or even reverse progress in this area. For example, some ballot measures in 2020 were delayed due to the COVID-19 pandemic. Further, progress for the industry, while encouraging, is not assured. While there may be ample public support for legislative action in a particular jurisdiction, numerous factors could impact the legislative process, including lobbying efforts by opposing stakeholders as well as legislators’ disagreements about how to legalize cannabis as well as the interpretation, implementation, and enforcement of applicable laws or regulations. Any one of these factors could slow or halt the legalization of cannabis, which would negatively impact our ability to expand our business. Additionally, the expansion of our business also depends on jurisdictions in which cannabis is currently legalized not narrowing, limiting or repealing existing laws legalizing and regulating cannabis, or altering the regulatory landscape in a way that diminishes the viability of cannabis businesses in those jurisdictions. This result may negatively impact the viability and attractiveness of our service offerings going forward. If such challenges are successful in any jurisdictions that have legalized or are in the process of legalizing cannabis, our ability to expand our business would be negatively impacted.

If users do not value the quality and reliability of the reviews and other content that we display on our platform, they may stop or reduce the use of our services, which could adversely impact the growth of our business.

Our success depends in part on the quality of the reviews and other content that we display on our platform, both original content as well as third-party submissions, including whether they are helpful, up-to-date, unbiased, relevant, unique and reliable. If users do not value the content on our platform, they may stop or reduce the use of our services, and traffic to our website and on our mobile application will decline. If our user traffic declines, our suppliers may stop or reduce their use of services or advertising solutions offered on our platform. As a result, our business could be negatively affected if we fail to obtain high quality content from our contributors, or if the content we display is perceived to be unhelpful, out-of-date, biased, irrelevant, not unique or unreliable. We must therefore ensure that our services and platform features are attractive to users, and invite them to contribute. In addition, users who contribute content to our platform may provide content to our competitors. If they do so, the value of our content may decline relative to other available services and platform features, and our business may be harmed.

While we attempt to filter or remove content that may be offensive, biased, unreliable or otherwise unhelpful, we cannot guarantee the effectiveness or adequacy of these efforts. If we fail to filter or remove a significant amount of content that is biased, unreliable, or otherwise unhelpful, or if we mistakenly filter or remove a significant amount of valuable content, our reputation and brand may be harmed, users may stop using our products, and our business, financial condition, and results of operations could be adversely affected.

Negative publicity could adversely affect our reputation and brand.

Negative publicity about our company, including our technology, sales practices, personnel or customer service, or the cannabis industry more generally, could diminish confidence in and the use of our services. Our reputation and brand, the traffic to our website and mobile application, and our business may suffer if consumer sentiment towards our platform and services, or the cannabis industry more generally, turns negative. In addition, our website and mobile application publish opinion pieces and serve as platforms for expression by our users, and third parties or the public at large may attribute the political or other sentiments expressed on our platform to us, which could harm our reputation.

Our business depends in part on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of users, suppliers and partners, or our ability to increase their level of engagement.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the “Leafly” brand is critical to expanding our base of users, suppliers and partners and increasing their engagement with our solutions, and will depend largely on our ability to maintain consumer trust in our service offerings and in the quality and integrity of the user content and other information found on our website and mobile application. Other factors affecting our brand recognition and reputation that we have the ability to influence include the following:

•        the efficacy of our marketing efforts;

•        our ability to maintain a high-quality, innovative, and error- and bug-free platform;

•        our ability to maintain high satisfaction among suppliers and consumers;

•        the quality and perceived value of our platform;

•        successfully implementing and developing new features, including alternative revenue streams;

•        our ability to obtain, maintain and enforce trademarks and other indicia of origin that are valuable to our brand;

•        our ability to successfully differentiate our platform from competitors’ products;

•        our compliance with laws and regulations, including those applicable to any political action committees that we support and to any lobbying activities we undertake;

•        our ability to provide support to our customers and suppliers; and

•        any actual or perceived data breach or data loss, or misuse or perceived misuse of our platform.

In addition, our brand recognition and reputation may be affected by factors that are outside our control, such as:

•        actions of competitors or other third parties;

•        the quality and timeliness of our suppliers’ order processing businesses;

•        consumers’ experiences with suppliers or products identified through our platform;

•        positive or negative publicity, including with respect to events or activities attributed to us, our employees, partners or others associated with any of these parties;

•        interruptions, delays or cyber-attacks on our platform; and

•        litigation or regulatory developments.

Damage to our reputation and loss of brand equity from one or more of the factors listed above may reduce demand for our platform and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time-consuming, and such efforts may not ultimately be successful.

We expect to face increased competition in the market.

The market for information, advertising and online ordering regarding cannabis products and suppliers is intensely competitive, characterized by low barriers to entry and is rapidly changing. With the emergence of new technologies and market entrants, competition is likely to intensify in the future. We face competition from media companies, including but not limited to direct competitors such as High Times, Wikileaf and Allbud; offline media companies and service providers; newspaper, television, and other media companies; advertising platforms such as Weedmaps, but also general two-sided markets such as Yelp and internet search engines such as Google; online marketplaces such as Weedmaps, Dutchie, Eaze, iHeartJane; e-commerce platforms like Amazon and Shopify; various business services providers such as Springbig, Meadow, Leaflink, Growflow and Metrc; and traditional customer relationship management service providers such as SAP and Salesforce. Our competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater market share, large existing user bases, more favorable regulatory regimes due to disparities in the geographic distribution of customer bases, location of operations or other factors, and greater financial, technical and other resources. These companies may use these advantages to offer services similar to ours at a lower price, develop different services and platform features to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or supplier requirements. In particular, if restrictions on cannabis advertising ease, major internet companies, such as Google and Facebook, may begin developing and marketing online advertising offerings directly to cannabis businesses, and many of our advertising partners and potential advertising partners may choose to purchase online advertising solutions from these competitors and may reduce their purchases of our advertising solutions. As the cannabis industry matures and the market increases, new competitors, business models and solutions are likely to emerge. We also compete with these companies for the attention of contributors and consumers, and may experience decreases in both if our competitors offer more compelling environments.

Moreover, as the legalization of cannabis continues, cannabis businesses could experience consolidation as existing cannabis businesses seek to obtain greater market share, greater access to funding and resources and purchasing power and new entrants seek to establish a significant market presence. Consolidation of the cannabis markets could reduce the size of our potential supplier base and give remaining suppliers greater bargaining or purchasing power. This may in turn erode the prices for our advertising solutions and result in decreased margins. Consolidation could particularly affect smaller cannabis businesses, with whom we have historically conducted the majority of our business. Further, heightened competition between cannabis businesses could ultimately have a negative impact on the viability of individual market participants, which could reduce or eliminate their ability to purchase our services, including our advertising solutions.

For all of these reasons, we may be unable to maintain or grow the number of people who use our website and mobile application and the number of businesses that use our advertising solutions. Accordingly, we may face pressure to reduce the price of our advertising solutions, in which case our business, financial condition, and results of operations will be harmed.

If we fail to manage our growth effectively, our brand, results of operations and business could be harmed.

We have recently experienced growth in our headcount and operations, which places substantial demands on management and our operational infrastructure. Most of our employees have been with us for fewer than two years. We intend to make substantial investments in our technology, sales and marketing and community management organizations. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, including employees in international markets, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our brand, results of operations and business.

We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees and contractors, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our employees, including our leadership team, software engineers, legal, finance, marketing professionals, sales staff and contractors. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees and contractors. Qualified individuals are in high demand, and we may incur significant costs to attract them. Our industry may pose additional challenges to attracting qualified individuals. In addition, the loss of any of our senior management or key employees could adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and other U.S. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees and contractors or retaining and motivating existing employees and contractors, our business could be harmed.

We rely on traffic to our website from search engines like Google, Yahoo! and Bing, as well as paid digital advertising and social media marketing. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid internet search results on search engines like Google, Yahoo! and Bing. In total, search engines accounted for approximately 73% of the sessions on our platform during 2020. The number of users we attract to our website from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not be in a position to influence the results. In some instances, search engine companies may change these rankings in order to promote their own competing services or platform features or the services or platform features of one or more of our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate fluctuations in the future. Any reduction in the number of users directed to our website could adversely impact our business and results of operations, particularly if our competitors are permitted to engage in paid promotion.

Google in particular is the most significant source of traffic to our website accounting for more than 70% of the search engine-generated sessions on our platform in 2020. Since Google does not allow us to engage in paid promotion of our website, we rely on organic prominence. Our success depends in part on our ability to maintain a prominent presence in search results for queries regarding local businesses on Google. Given the large volume of traffic to our website and the importance of the placement and display of results of a user’s search, the continued inability to engage in paid promotion could have a substantial negative effect on our business and results of operations.

Additionally, visits to our website could also decline if our accounts on Facebook, Instagram or Twitter are shut down or restricted. We work across these social networks to increase brand awareness of our company by consumers and suppliers, and to promote the acquisition of brand and retailer clients. Our engagement on these social media platforms is subject to their respective terms of service and community guidelines, which generally restrict the promotion, sale and, often, depiction of cannabis. While we do not promote the sale of cannabis or cannabis-related products by our suppliers on these social media platforms, the perception that we may be engaging in such promotion or our inadvertent violation of other aspects of these platforms’ terms of service or community guidelines may result in our accounts being shut down or restricted. Any such suspension or restriction could result in reduced traffic to our website and diminished demand for our services, which could adversely affect our business and operating results.

If our current marketing model is not effective in attracting new brand and retailer clients, we may need to employ higher-cost sales and marketing methods to attract and retain brand and retailer clients, which could adversely affect our profitability.

We use our sales team to build relationships with our supplier base. Our sales team builds and maintains relationships with suppliers primarily through phone and email contact, which is designed to allow us to cost-effectively service a large number of suppliers. We may need to employ more resource-intensive sales methods, such as increasing our enterprise or field sales teams, to continue to attract and retain brand and retailer clients, particularly as we increase the number of our brand and retailer clients and our supplier base employs more sophisticated marketing operations, strategies and processes. This could cause us to incur higher sales and marketing expenses, which could adversely affect our business and operating results.

Mobile is an important component of our business, and it presents unique risks.

Our mobile applications, including mobile web-based access, represents a significant portion of our user traffic. If we fail to deliver compelling platform features and services or effective advertising solutions, our business may suffer.

We have experienced challenges with Apple’s AppStore and Google’s Play Store with regard to the implementation of certain features in our iOS and Android applications, respectively. Historically, Apple did not permit us to deploy our “Pickup” online order reservation features to users based in the United States, although Apple now allows consumers to pre-order through iOS applications. Apple has on occasion rejected application updates for various reasons, including the claimed basis that digital advertising for cannabis violates their Terms of Service. When necessary, we have implemented workarounds, including directing users to mobile web applications; however, these solutions are suboptimal, can be frustrating to users, and could hinder awareness or adoption of platform features or services which are important to our future growth. If we experience difficulties in the future in integrating our mobile application into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Apple or Google, or if our applications receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order of our products in the Apple AppStore or the Google Play app store, or if we face increased costs to distribute our mobile application, our future growth and our results of operations could suffer.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our platform is accessible.

It is important to our success that users in all geographies be able to access our platform at all times. We have previously experienced, and may experience in the future, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or fraud, ransomware or security attacks. We may not be able to implement adequate preventative measures or halt such attacks, and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our solutions become more complex and our user traffic increases. If our platform is unavailable when users attempt to access it or it does not load as quickly as they expect, users may seek other services to obtain the information for which they are looking, and may not return to our platform as often in the future, or at all. This would negatively impact our ability to attract users, suppliers and advertising partners and increase engagement on our website and mobile application. We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed. Furthermore, any actual or perceived distributed denial of service (DDoS) attack, ransomware attack, security breach or other unauthorized access could damage our reputation and brand, result in decreased utilization of our platform, expose us to fines and penalties, government investigations, litigation, require us to expend significant capital and other resources to remediate the incident, and cause increased cybersecurity protection costs. For more information, see “If our security measures are compromised, or if our platform is subject to attacks that degrade or deny the ability of users to access our content, users may curtail or stop use of our platform” and “We rely upon cloud-based data centers, infrastructure and technologies provided by third parties, and technology systems and electronic networks supplied and managed by third parties, to operate our business, and interruptions or performance problems with these systems, technologies and networks may adversely affect our business and operating results” below.

We are in the process of implementing a disaster recovery program, which will allow us to move our platform to a back-up data center in the event of a catastrophe. Although this program is partially functional, it does not provide a real time back-up data center, so if our primary data center shuts down, there will be a period of time that our platform will remain unavailable while the transition to the back-up data center takes place.

We rely on third-party service providers for certain aspects of our business.

To some extent, we rely on data about certain products or businesses from third parties, including their respective websites and third parties that license such information to us. We also rely on third parties for other aspects of our business, such as mapping functionality and administrative software and back office solutions. In the past three years, at least six third parties (including third parties in the ERP, payroll, HRIS, tax compliance, back office finance and SMS services fields) have terminated their relationship with us based on our involvement in the cannabis industry. Others with whom we may have desired to form a relationship have declined our requests on the same basis. If these third parties decline to work with us, provide inaccurate or incorrect information, experience difficulty meeting our requirements or standards, or our licenses are revoked or not renewed, it could make it difficult for us to operate some aspects of our business, which could damage our reputation. In addition, if such third party service providers were to cease operations, temporarily or permanently, face financial distress or other business disruption, increase their fees or if our relationships with these providers deteriorate, we could suffer increased costs and delays in our ability to provide consumers and advertising partners with content or provide similar services until an equivalent provider could be found or we could develop replacement technology or operations. Furthermore, if a sufficient number of third parties decline to work with us, we may have a limited number of third party service providers available to meet our business needs, which may limit our ability to negotiate favorable prices and terms. In addition, if we are unsuccessful in choosing or finding high-quality partners, if we fail to negotiate cost-effective relationships with them, or if we ineffectively manage these relationships, it could have an adverse impact on our business and financial performance.

Our payment system and the payment systems of our suppliers depend on third-party providers and are subject to evolving laws and regulations.

We have engaged third-party service providers to perform credit and debit card processing services for supplier’s payments to us. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our ability to process payments could be adversely affected and our business could be harmed. Additionally, some of our suppliers use similar third-party providers for processing services. If these service providers do not perform adequately or if the relationships of our suppliers with these service providers were to terminate the ability of our suppliers to process payments could be adversely affected and our business could be harmed. The laws and regulations related to payments are complex and are potentially affected by tensions between federal and state treatment of the cannabis and other industries. These laws and regulations also vary across different jurisdictions in the United States, Canada and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering our suppliers the ability to pay with credit cards, debit cards and bank transfers. As we expand the availability of these payment methods or offer new payment methods to our suppliers in the future, we may become subject to additional regulations and compliance requirements. Due to the constantly evolving and complex laws and regulations applicable to our industry, third-party merchant banks and third-party payment processors may consider our business a high risk. This could cause a third party to discontinue its services to us, and we may not be able to find a suitable replacement. If this were to occur, we would need to collect from our suppliers using less efficient methods, which could adversely impact our collections, revenues and financial performance. Additionally, if a third party were to discontinue its services to us or if the applicable laws and regulations were to evolve in a way that impacted us negatively, we may not be able to realize our plans of expanding our business offerings, which could have a material adverse effect on our operations and our plans for expansion. For more information, see “— Additional Risks Related to the Cannabis Industry — Leafly’s operations may be negatively affected by the way other private companies interpret laws and regulations applicable to the cannabis industry, or their policies and practices with respect to the cannabis industry,” “— We are dependent on our banking relations, and we may have difficulty accessing or consistently maintaining banking or other financial services due to our connection with the cannabis industry” and “— Risks Related to Leafly’s Business and Industry — We are subject to governmental laws, regulations and other legal obligations, particularly related to privacy, data protection and information security, and any actual or perceived failure to comply with such obligations could harm our business” below.

Further, through our agreement with our third-party credit card processors, we are subject to payment card association operating rules and certification requirements, including restrictions on product mix and the Payment Card Industry Data Security Standard (“PCI-DSS”). We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. Additionally, any data breach or failure to hold certain information in accordance with PCI-DSS may have an adverse effect on our business and results of operations.

We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We calculate and track performance metrics with internal tools, which are not independently verified by any third-party. While we believe our metrics are reasonable estimates of our user or supplier base for the applicable period of measurement, the methodologies used to measure these metrics require significant judgment and may be susceptible to algorithm or other technical errors. For example, user accounts are based on email addresses, and a user could use multiple email addresses to establish multiple accounts, and suppliers may have multiple accounts. As a result, the data we report may not be accurate. Our internal tools and processes we use to identify multiple accounts or fraudulent accounts have a number of limitations, and our methodologies for tracking key metrics may change over time, which could result in unexpected changes to our metrics, including historical metrics. For more information regarding such metrics, see “Leafly’s Management’s Discussion and Analysis of Financial Condition and Results of Operation — Key Metrics” and “Leafly’s Management’s Discussion and Analysis of Financial Condition and Results of Operation — Other Metrics.” Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments and we generally do not intend to update previously disclosed metrics for any such changes. Though we regularly review our processes for calculating metrics and may adjust our processes for calculating metrics to improve their accuracy, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer term strategies. If our performance metrics are not accurate representations of our business, user or supplier base, or traffic levels; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, user or supplier base or traffic levels, we may not be able to effectively implement our business strategy, our reputation may be harmed, and our operating and financial results could be adversely affected.

Our suppliers and investors rely on our key metrics as a representation of our performance. If these third parties do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our investors could bring lawsuits against us, our reputation may be harmed and retailers may be less willing to list a business on our platform, which could negatively affect our business, financial condition, or results of operations.

The traffic to our website and mobile application may decline and our business may suffer if other companies copy information from our platform and publish or aggregate it with other information for their own benefit.

From time to time, other companies copy information from our platform, through website scraping, robots or other means, and publish or aggregate it with other information for their own benefit. While we aggressively enforce our copyrights, we have no assurance that other companies will not copy, publish or aggregate content from our platform.

We may not be able to detect such third party conduct in a timely manner and, even if we could, we may not be able to prevent it. In some cases, particularly in the case of websites operating outside of the United States and Canada, our available remedies may be inadequate to protect us against such practices due to a variety of potential issues, including uncertain common law protections, jurisdictional issues, lack of adequate remedies under applicable law and difficulty in identifying potential defendants. In addition, we may be required to expend significant financial or other resources to successfully enforce our rights. When third parties copy, publish, or aggregate content from our platform, it makes them more competitive, and decreases the likelihood that consumers will visit our website or use our mobile application to find the information they seek, which could negatively affect our business, financial condition and results of operations.

Real or perceived errors, failures, or bugs in our platform could adversely affect our operating results and growth prospects.

We update our platform on a frequent basis. Despite efforts to test our updates, we have discovered and expect we will continue to discover errors, failures and bugs in our platform and anticipate that certain of these errors, failures and bugs will only be discovered and remediated after deployment to suppliers. Real or perceived errors, failures or bugs in our platform could result in negative publicity, security incidents, such as data breaches, government inquiries, loss of or delay in market acceptance of our platform, loss of competitive position, or claims by suppliers for losses sustained by them. In such an event, we may be required, or may choose, for supplier relations or other reasons, to expend additional resources in order to help correct the problem.

We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of inaccuracies in the data we collect for our suppliers, or unauthorized access or damage to, or the loss, acquisition, or inadvertent release or exposure of confidential or other sensitive data could cause our reputation to be harmed and result in claims against us, and cannabis businesses may elect not to purchase our products or, in the case of existing suppliers, renew their agreements with us or we may incur increased insurance costs. The costs associated with any material defects or errors in our software or other performance problems may be substantial and could harm our operating results and growth prospects.

If our security measures are compromised, or if our platform is subject to attacks that degrade or deny the ability of users to access our content, users may curtail or stop use of our platform.

Like all online services, our platform is vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. If we experience compromises to our security that result in performance or availability problems, the complete shutdown of our website, or the loss or unauthorized disclosure of confidential information, our users or advertising partners may lose trust and confidence in us, and decrease the use of our platform or stop using our platform in its entirety. Moreover, we could be required or otherwise find it appropriate to expend significant capital and other resources to respond to, notify third parties of, or otherwise address the incident or breach and its root cause. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, and often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new users or deter current users from returning and increasing engagement and traffic, cause existing or potential suppliers and advertising partners to cancel their contracts or subject us to third party lawsuits, regulatory fines or other action or liability, thereby harming our results of operations.

We rely upon cloud-based data centers, infrastructure and technologies provided by third parties, and technology systems and electronic networks supplied and managed by third parties, to operate our business, and interruptions or performance problems with these systems, technologies and networks may adversely affect our business and operating results.

We rely on data centers and other technologies and services provided by third parties in order to host our cloud-based infrastructure that operates our business. If any of these services becomes unavailable or otherwise is unable to serve our requirements due to extended outages, interruptions, or facility closure, or because it is no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our operations could be disrupted or otherwise impacted until appropriate substitute services, if available, are identified, obtained, and implemented.

We do not control, or in some cases have limited control over, the operation of the data center facilities and infrastructure we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, cyberattack, terrorism and similar other events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, to adverse events caused by operator error, and to interruptions, data loss or corruption, and other performance problems due to various factors, including introductions of new capabilities, technology errors, infrastructure changes, DDoS attacks, or other security-related incidents and our business interruption insurance may be insufficient to compensate us for related losses that may occur. Changes in law or regulations applicable to data centers in various jurisdictions could also cause a disruption in service. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our platform operations and the loss, corruption of, unauthorized access to or acquisition of supplier or consumer data.

Our platform also depends on our ability to communicate through the public internet and electronic networks that are owned and operated by third parties. In addition, in order to provide our solutions on-demand and promptly, our computer equipment and network servers must be functional 24 hours per day, which requires access to telecommunications facilities managed by third parties and the availability of electricity, which we do not control. A severe disruption of one or more of these networks or facilities, including as a result of utility or third-party system interruptions, could impair our ability to process information and provide our solutions to our suppliers and consumers.

Any unavailability of, or failure to meet our requirements by, third-party data centers or other third-party technologies or services, or any disruption of the internet, utilities or the third-party networks or facilities that we rely upon, could impede our ability to make our platform accessible, harm our reputation, result in reduced traffic from consumers, cause us to issue refunds or credits to our suppliers, and subject us to potential liabilities. Any of these circumstances could adversely affect our business, reputation and operating results.

The impact of worldwide economic conditions, including the resulting effect on advertising spending by businesses, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and, particularly, their impact on levels of advertising spend by cannabis business, which are largely small and medium-sized businesses, and which may be disproportionately affected by economic downturns. In addition, our business may be directly affected by business cycles and other factors affecting the healthcare industry, due to the uses or potential uses of cannabis in the healthcare industry. To the extent that worldwide economic conditions (or other factors effecting the healthcare industry) materially deteriorate, our existing and potential advertising partners may no longer consider investment in our advertising solutions a necessity, or may elect to reduce advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending, although this was generally not the case during the economic downturn in 2020-2021 related to the COVID-19 pandemic. However, we experienced lower payment collection rates during the same period. In particular, web-based advertising solutions may be viewed by some of our existing and potential advertising partners as a lower priority and could cause advertising partners to reduce the amounts they spend on advertising, terminate their use of our advertising solutions or default on their payment obligations to us. In addition, economic conditions may adversely impact levels of consumer spending, which could adversely impact the numbers of consumers visiting our website and mobile application. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. If spending at many of the local businesses reviewed on our website or mobile application declines, businesses may be less likely to use our advertising solutions, which could have a material adverse effect on our financial condition and results of operations.

Our business is subject to the risks of earthquakes, fires, floods, droughts, climate change, crop failure due to weather or other factors, water shortages and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, droughts, climate change, water shortages, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our U.S. corporate operations are located in the Seattle area, a region known for seismic activity. In addition, acts of terrorism or civil unrest could cause disruptions in our or our suppliers’ businesses or the economy as a whole. For more information see “— We rely upon cloud-based data centers, infrastructure and technologies provided by third parties, and technology systems and electronic networks supplied and managed by third parties, to operate our business, and interruptions or performance problems with these systems, technologies and networks may adversely affect our business and operating results.”

Additionally, our brand and retailer clients rely on agricultural businesses to grow cannabis. As such, our suppliers’ businesses, and accordingly our business, are subject to the risks inherent in the agricultural business, including the risk of crop failure presented by weather, insects, plant diseases and similar agricultural risks. Any interruption in the business of cannabis growers due to such risks may have a material adverse effect on our business.

Our operations and employees face risks related to health crises, such as the ongoing COVID-19 pandemic, that could adversely affect our financial condition and operating results. The COVID-19 pandemic could materially affect our operations, including at our headquarters or anywhere else we operate, and the business or operations of our suppliers, consumers, partners or other third parties with whom we conduct business.

In connection with the COVID-19 pandemic, governments have implemented significant measures intended to control the spread of the virus, including closures, quarantines, travel restrictions and other social distancing directives, and fiscal stimulus and other legislation designed to deliver monetary aid and other relief. In response to the risks posed by the COVID-19 pandemic and to comply with applicable governmental orders, we have taken active measures to promote health and safety, including requiring all of our employees to work remotely. These and other operational changes we have implemented or may implement in the future may negatively impact productivity and disrupt our business.

To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, there is likely to be an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect our operations as well as our relationships with suppliers and consumers. For instance, despite the overall increases in demand described below, some of our suppliers’ operations and supply chains were initially significantly disrupted in certain jurisdictions, causing a temporary significant decrease in activity on our platform in those jurisdictions.

Beginning in the first quarter of fiscal 2020, we experienced a significant increase in demand from consumers using our online reservation system to submit orders for pick-up or delivery from licensed retailers on our platform, in conjunction with municipal, state and provincial lock-downs. Increased orders placed on our platform generally correlate with our ability to charge increased rates for subscriptions and advertising on our platform, which can lead to increased revenue from our suppliers. To the extent the circumstances that accelerated the initial growth of our business stemmed from the effects of the COVID-19 pandemic, this may not continue in the future, and the growth rates in revenue and increases in monthly active users (“MAUs”) may decline in future periods. This may negatively impact our ability to increase revenue generation.

Shelter-in-place orders and similar regulations impact our suppliers’ ability to operate their businesses, consumers’ ability to pick up orders, and our supplier’s ability to make deliveries. Such events have in the past caused, and may in the future cause, a temporary closure of our suppliers’ businesses, either due to government mandate or voluntary preventative measures, and many of our suppliers may not be able to withstand prolonged interruptions to their businesses, and may be forced to go out of business. Even if our suppliers are able to continue to operate their businesses, many may operate with limited hours and capacity and other limitations. Any limitations on or disruptions or closures of our suppliers’ businesses could adversely affect our business. Further, we may experience a decrease in new suppliers due to a lack of financial resources or a decline in new markets as businesses and financial markets deal with the impact of COVID-19. Further, these conditions may impact our ability to access financial markets to obtain the necessary funding to expand our business as currently contemplated, which may adversely affect our liquidity and working capital.

Even if a virus or other disease does not spread significantly and such measures are not implemented, the perceived risk of infection or significant health risk may adversely affect our business. Our suppliers may be perceived as unsafe during such public health threats, even for order delivery or pickup. If the services offered through our platform or at other businesses in our industry become a significant risk for transmitting COVID-19 or similar public health threats, or if there is a public perception that such risk exists, demand for the use of our platform would be adversely affected.

In addition, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and the Families First Coronavirus Response Act (the “FFCRA”) were enacted to provide economic relief to businesses in response to the COVID-19 pandemic. Pursuant to the relief related to federal employment taxes provided in such legislation, we have elected to defer eligible payroll taxes, which will be due in two equal installments in 2021 and 2022.While we may be eligible to receive some economic relief pursuant to the CARES Act, FFCRA or other legislation related to the COVID-19 pandemic, cannabis businesses may not be eligible to take full advantage of the government-sponsored COVID-19 relief packages. As a result, we may not benefit from these relief efforts to the same extent other businesses do in different industries. These relief measures, including the CARES Act, may be beneficial to us in one or more reporting periods but may adversely affect us on a going-forward basis.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the COVID-19 pandemic, including the Delta variant, and potential governmental and other restrictions resulting therefrom, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease may harm our business, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Because we recognize most of the revenue from our advertising products over the term of an agreement, a significant downturn in our business may not be immediately reflected in our results of operations.

We recognize revenue from sales of our advertising products over the terms of the applicable agreements, which are generally auto-renewing month-to-month agreements. As a result, a decline in new or renewed agreements in any one quarter may significantly impact our revenue. In addition, we may be unable to adjust our fixed costs in response to reduced revenue.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

•        our ability to attract new advertising partners and retain existing advertising partners;

•        our ability to accurately forecast revenue and appropriately plan our expenses;

•        the effects of changes in search engine and app store placement and prominence;

•        the effects of increased competition in our business;

•        our ability to successfully expand in existing markets, enter new markets and manage our international expansion;

•        the impact of worldwide economic conditions, including the resulting effect on consumer spending at local businesses and the level of advertising spending by local businesses;

•        the ability of licensed cannabis markets to successfully grow and outcompete illegal cannabis markets;

•        our ability to protect our intellectual property;

•        our ability to maintain an adequate rate of growth and effectively manage that growth;

•        our ability to maintain and increase traffic to our website and mobile application;

•        our ability to keep pace with changes in technology;

•        the success of our sales and marketing efforts;

•        costs associated with defending intellectual property infringement and other claims and related judgments or settlements;

•        changes in laws or regulations affecting our business;

•        our ability to operate as a public company following the Business Combination, which will require substantial management attention and will result in additional costs;

•        interruptions in service and any related impact on our reputation;

•        the attraction and retention of qualified employees and key personnel;

•        our ability to choose and effectively manage third party service providers;

•        our ability to successfully manage any acquisitions of businesses, solutions or technologies;

•        the impact of risks related to health crises, such as the ongoing COVID-19 pandemic and potential governmental and other restrictions resulting therefrom;

•        the effects of natural or man-made catastrophic events;

•        changes in consumer behavior with respect to local businesses;

•        the effectiveness of our internal controls; and

•        changes in our tax rates or exposure to additional tax liabilities.

Our typical practices as it relates to consumer safety and engagement on our platform may pose a risk to our relationships with advertising partners.

We base many of our decisions upon the interests of the consumers who use our platform. We believe that this approach has been essential to our success in increasing our user growth rate and engagement. Our approach of prioritizing consumer safety and engagement may negatively impact our relationships with our existing or prospective advertising partners. For example, we typically refuse to remove legitimate negative reviews and ratings of products or businesses that advertise on our platform. Certain advertisers may therefore perceive us as an impediment to their success as a result of negative reviews and ratings. This practice could result in a loss of advertising partners, which in turn could harm our results of operations.

We are subject to governmental laws, regulations and other legal obligations, particularly related to privacy, data protection and information security, and any actual or perceived failure to comply with such obligations could harm our business.

We are subject to regulation by various federal, state, provincial, local and foreign governmental authorities, including those responsible for monitoring and enforcing employment and labor laws, anti-bribery laws, lobbying and election laws, securities laws and tax laws. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance.

In addition, our business is subject to regulation by various federal, state, provincial and foreign governmental agencies responsible for monitoring and enforcing privacy and data protection laws and regulations. Numerous foreign, federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information that may impact our business, potentially including state privacy and confidentiality laws (including state laws requiring disclosure of breaches); federal and state consumer protection and employment laws, and European and other foreign data protection laws.

We receive, store, process, and use personal information and other user content. The regulatory framework for privacy issues worldwide, including in the United States, is rapidly evolving and is likely to remain uncertain for the foreseeable future, as many new laws and regulations regarding the collection, use and disclosure of personally identifiable information (“PII”), and other data have been adopted or are under consideration and existing laws and regulations may be subject to new and changing interpretations. In the United States, the Federal Trade Commission and many state attorneys general are applying federal and state consumer protection laws to impose standards for the online collection, use and dissemination of data.

Many foreign countries and governmental bodies, including Canada and the European Union, or E.U., and other relevant jurisdictions where we conduct business have laws and regulations concerning the collection and use of PII and other data obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, internet protocol addresses and other types of data. The California Consumer Privacy Act of 2018 and its implementing regulations, as amended (the “CCPA”), which went into effect on January 1, 2020, establishes data privacy rights for consumers and compliance requirements for businesses doing business in California. Moreover, California voters approved the California Privacy Rights Act, (the “CPRA”), in November 2020. The CPRA significantly modifies the CCPA, creating obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. In Canada, the federal Personal Information Protection and Electronic Documents Act (the “PIPEDA”) governs the collection, use and disclosure of PII in many provinces in Canada, and though it is silent with respect to territorial reach, the Federal Court of Canada has found that PIPEDA will apply to businesses established in other jurisdictions if there is a “real and substantial connection” between the organization’s activities and Canada. Provincial privacy commissioners take a similar approach to the interpretation and application of provincial private-sector privacy laws equivalent to PIPEDA. Further, Canada has robust anti-spam legislation. Organizations sending commercial electronic messages to individuals must either have express consent from the individual in the prescribed form or the situation must qualify as an instance of implied consent or other authorization set out in Canada’s Anti-Spam Legislation (the “CASL”). The penalties for non-compliance under CASL are significant and the regulator, the Canadian Radio- Television and Telecommunications Commission, is active with respect to enforcement. In addition, the E.U.’s General Data Protection Regulation (the “GDPR”), which went into effect in May 2018, requires subject companies to implement and maintain comprehensive information privacy and security protections with respect to personal data (data that relates to an identified or identifiable individual) about persons in the E.U. that is collected or processed by such companies. The GDPR provides for substantial penalties for noncompliance.

Although we are working to comply with those federal, state, provincial and foreign laws and regulations, industry standards, governmental standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our applications or platform. Any failure or perceived failure by us or our contractors to comply with federal, state, provincial or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in loss of, unauthorized access to, or acquisition, alteration, destruction, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause employees, suppliers and consumers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability or perceived inability (even if unfounded) on our part to adequately address privacy, data protection, and information security concerns, or comply with applicable laws, regulations, policies, industry standards, governmental standards, contractual obligations, or other legal obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, Canada, the E.U. and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations, or amendments or changes in the interpretation of existing laws, regulations, standards and other obligations, could impair our or our suppliers’ ability to collect, use, disclose or otherwise process information relating to employees or consumers, which could decrease demand for our applications, increase our costs and impair our ability to maintain and grow our supplier and consumer bases and increase revenue. Such laws and regulations may require us to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PII or other data for certain purposes. In addition, a foreign government could require that any data collected in a country not be transferred or disseminated outside of that country, or impose restrictions or conditions upon such dissemination, and we may face difficulty in complying with any such requirements for certain geographic regions. Indeed, many privacy laws, such as those in force in Canada and the E.U., already impose these requirements. If we fail to comply with federal, state, provincial and foreign data privacy laws and regulations, our ability to successfully operate our business and pursue our business goals could be harmed. Furthermore, due to our acceptance of credit cards, we are subject to the PCI-DSS, which is designed to protect the information of credit card users.

We have had security incidents in the past, which we do not believe reached the level of a breach that would be reportable under applicable state laws or our other obligations; however, there can be no assurance that our determinations were correct. In the event our determinations are challenged and found to have been incorrect, we may be subject to unfavorable publicity or claims by one or more state attorneys general, federal regulators, or private plaintiffs, any of which could damage our reputation, inhibit sales and adversely affect our business.

Our business could suffer if the jurisdictions in which we operate change the way in which they regulate the internet, including regulations relating to user-generated content and privacy.

Governments may adopt laws and regulations that make it more difficult to operate our business, both domestically and abroad. We are subject to a number of data privacy and internet-related laws and regulations which result in significant compliance burdens. For example, we have settled two claims under the Americans with Disabilities Act (”ADA”) that obligated us to make our websites WCAG 2.0 Level AA compliant for users with visual or other impairments. We are currently in the process of making updates to our website to fulfill this obligation. In addition, some legislators have called for increased regulation of the use of information concerning consumer behavior on the internet, including certain targeted advertising practices. Others have called for changes affecting the immunities afforded to websites that publish user-generated content.

Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices or the design of our website, products or features. In particular, the success of our business has depended, and we expect will continue to depend, on our ability to use the content and other information that our users share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of the content that our users share through our website and mobile application. Such changes may require us to modify our service offerings and platform features, possibly in a material manner, and may limit our ability to make use of the content and other information that our users generate on our website and mobile application.

We face potential liability and expense for legal claims based on the content on our platform.

We provide educational information regarding the use and potential effects of various types of cannabis products through our platform, including information regarding potential therapeutic uses for cannabis. If our content, or content we obtain from third parties, contains inaccuracies or perceived inaccuracies, it is possible that consumers or others may sue us for various causes of action. Although our website and mobile applications contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our liability, the law governing the validity and enforceability of online agreements and other electronic transactions is evolving. We could be subject to claims by third parties that our online agreements with consumers that provide the terms and conditions for use of our websites and mobile applications are unenforceable. A finding by a court that these agreements are invalid and that we are subject to liability could harm our business and require costly changes to our business.

For content that we publish or provide ourselves, we have editorial procedures in place to provide quality control of the information that we publish or provide. However, we cannot provide assurance that our editorial and other quality control procedures will be sufficient to ensure that there are no errors or omissions in particular content. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time-consuming and could divert our management’s attention away from our operations. In addition, our business is based on establishing the reputation of our platform as trustworthy and dependable source of educational information. Allegations of impropriety or inaccuracy, even if unfounded, could harm our reputation and business.

We also face potential liability and expense for legal claims relating to the information that we publish on our website and mobile application, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. For example, businesses in the past have claimed, and may in the future claim, that their search result display is arbitrary or improper, that we are responsible for third party infringement, that our editorial content is defamatory, or that we are responsible for defamatory reviews posted by our users.

We expect claims like these to continue, and these claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be compelled to remove or re-order content or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims. If we elect or are compelled to remove or re-order valuable content from our website or mobile application, our platform may become less useful to consumers and our traffic may decline, which could have a negative impact on our business and financial performance.

We may acquire other companies or technologies, which could divert our management’s attention from the business, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to expand our service offerings and grow our business in response to changing technologies, user, supplier and advertising partner demands and competitive pressures. In some circumstances, we may determine to do so through acquisitions, mergers, partnerships, joint ventures or other strategic transactions with complementary businesses or technologies rather than through internal development. We have limited experience acquiring other businesses and technologies. The pursuit of potential acquisitions may divert the attention of management and cause us to incur expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Furthermore, even if we successfully acquire additional businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business or technology. In addition, we may inherit liabilities from future acquisitions that arise after the acquisition and are not adequately covered by indemnities. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our financial condition and results of operations. If an acquired business or technology fails to meet our expectations, our business, financial condition, and results of operations may suffer.

We may need to raise additional capital, which may not be available on favorable terms, if at all, causing dilution to our stockholders, restricting our operations or adversely affecting our ability to operate our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new platform features and services or enhance our existing services, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our New Leafly Common Stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, our business may be harmed, our stock price may fall, and you may lose your investment.

Our business and operating results may be harmed if we are deemed responsible for the collection and remittance of state sales taxes or other indirect taxes for suppliers using our order functionality.

We do not collect sales and value-added tax as part of our supplier agreements in the United States or Canada, based on our determination that such tax is not applicable to our platform. Sales and use, value-added, and similar tax laws and rates vary greatly by jurisdiction. We may be deemed responsible for collecting and remitting sales taxes directly to certain states or jurisdictions. It is possible that one or more states could seek to impose sales, use or other tax obligations on us with regard to the ordering functionality that we offer our suppliers. These taxes may be applicable to past sales. In addition, the U.S. Supreme Court’s ruling in South Dakota v. Wayfair that a U.S. state may require an online retailer with no in-state property or personnel to collect and remit sales tax on sales to the state’s residents may permit wider enforcement of sales tax collection requirements, which may increase the jurisdictions in which we may be required to collect and/or remit taxes. A successful assertion that we should be collecting additional sales, use or other taxes or remitting such taxes directly to states or other jurisdictions could result in substantial tax liabilities for past sales and additional administrative expenses and increase the cost of our products and solutions, which could harm our business and operating results.

Our international footprint may subject us to potential adverse tax consequences in various jurisdictions.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, subjects us to the tax laws of various jurisdictions, which are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations.

Changes in tax laws or regulations and compliance in multiple jurisdictions may have a material adverse effect on our business, cash flow, financial condition or operating results.

We are subject to the income and transaction related tax laws primarily in the United States and Canada. New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, which could affect the tax treatment of our U.S. and foreign earnings. Any new taxes could adversely affect our domestic and foreign business operations, and our business and financial performance. In addition, existing tax laws, statutes, rules, regulations, or ordinances, such as Section 280E of the Code, discussed below, could be interpreted, changed, modified or applied adversely to us. Furthermore, changes to the taxation of undistributed foreign earnings could change our future intentions regarding reinvestment of such earnings. The foregoing items could have a material adverse effect on our business, cash flow, financial condition or operating results. For more information see the subsection entitled “— Additional Risks Related to the Cannabis Industry — Cannabis businesses are subject to unfavorable U.S. tax treatment” and “— Service providers to cannabis businesses may also be subject to unfavorable U.S. tax treatment.”

Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to inadvertently fail to comply. If we were to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on our business, financial condition, and results of operations.

Changes in accounting standards or other factors could negatively impact our future effective tax rate.

Our future effective income tax rate may be affected by such factors as changing interpretation of existing laws or regulations, the impact of accounting for equity-based compensation, the impact of accounting for business combinations, changes in our international organization, and changes in overall levels of income before tax. In addition, in the ordinary course of our global business, there are many intercompany transactions and calculations where income and tax determinations due by jurisdiction is uncertain.

Although we believe that our tax estimates are reasonable, we cannot ensure that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

We identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2020, a material weakness was identified in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified was a deficiency in the effectiveness of the review of accounting conclusions for complex debt and equity transactions. If not remediated, this material weakness could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. We have begun implementation of a plan to remediate this material weakness, through measures that are ongoing and include the following:

•        after quarter end, we hired a Chief Financial Officer (in September 2021) and a Director of SEC Reporting (in October 2021), who have experience in accounting for complex transactions and public companies; and

•        we are utilizing third-party consultants and specialists, to supplement our internal resources.

We have begun our implementation of Sarbanes-Oxley and we plan to continue to assess our internal controls and procedures and to take further action as necessary or appropriate to address any other matters we identify. Our full Sarbanes-Oxley implementation is forecasted to be complete late in 2022. Costs associated with these internal control activities that will be incurred post-business combination are included in those shown in “Note 5. Management’s Adjustments” in the section titled “Notes to Unaudited Pro Forma Combined Financial Information.” Costs incurred in all periods will be discussed in “Leafly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to the extent material to the discussion for the respective period.

We cannot assure you that the measures we have taken to date and may take in the future will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error, and the risk of fraud. If we are unable to remediate the material weakness, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our New Leafly common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

In addition, it is possible that control deficiencies could be identified by our management or by our independent registered public accounting firm in the future or may occur without being identified. Such a failure could result in regulatory scrutiny and cause investors to lose confidence in our reported financial results, lead to a default under our current or future indebtedness and otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Additional Risks Related to the Cannabis Industry

For purposes of this subsection only, “Leafly,” “the Company,” “we,” “us” or “our” refer to Leafly and its subsidiaries, unless the context otherwise requires.

Cannabis remains illegal under federal law and, therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability to execute our business plan.

Cannabis, other than hemp (defined by federal law as Cannabis sativa L. with a delta-9 THC concentration of not more than 0.3% on a dry weight basis), is a Schedule I controlled substance under the CSA. Even in states or territories that have legalized cannabis to some extent, the cultivation, possession, and sale of cannabis all violate the CSA and are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA is a predicate for certain other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law.

For over seven years, under a policy instituted during President Obama’s time in office, the U.S. government has not prioritized the enforcement of those laws against cannabis companies complying with state law and their vendors. On August 29, 2013 former Deputy Attorney General James Michael Cole issued a Memorandum (the “Cole Memo”), which described the criminal enforcement of federal cannabis prohibitions against those complying with state cannabis regulatory systems as an inefficient use of federal investigative and prosecutorial resources. The Cole Memo gave federal prosecutors discretion not to prosecute state law compliant cannabis companies in states that were regulating cannabis, unless one or more of eight federal priorities were implicated, including use of cannabis by minors, violence, or the use of federal lands for cultivation. On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum for all U.S. Attorneys (the “Sessions Memo”) rescinding the Cole Memo. The Sessions Memo, which remains in effect, states that each U.S. Attorney’s Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute. As a result, federal prosecutors could and still can use their prosecutorial discretion to decide to prosecute even state-legal cannabis activities. Since the Sessions Memo was issued nearly three years ago, however, U.S. Attorneys have generally not prioritized the targeting of state law compliant entities. We cannot assure that each U.S. Attorney’s Office in each judicial district where we operate will not choose to enforce federal laws governing cannabis sales against state-legal companies such as our business suppliers.

Since 2014, versions of the U.S. omnibus spending bill have included a provision prohibiting the Department of Justice” (“DOJ”), which includes the Drug Enforcement Administration, from using appropriated funds to prevent states from implementing their medical-use cannabis laws. In USA vs. McIntosh, the U.S. Court of Appeals for the Ninth Circuit held that the provision prohibits the DOJ from spending funds to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. The court noted that, if the spending bill provision were not continued, prosecutors could enforce against conduct occurring during the statute of limitations even while the provision was previously in force. Other courts that have considered the issue have ruled similarly, although courts disagree about which party bears the burden of proof of showing compliance or noncompliance with state law. Our policies do not prohibit our state-licensed cannabis retailers from engaging in the cannabis business for adult use that is permissible under state and local laws. Consequently, certain of our retailers currently (and may in the future) sell adult-use cannabis, if permitted by such state and local laws now or in the future, and therefore may be outside any protections extended to medical-use cannabis under the spending bill provision. This could subject our suppliers to greater and/or different federal legal and other risks as compared to businesses where cannabis is sold exclusively for medical use, which could in turn materially adversely affect our business. Furthermore, any change in the federal government’s enforcement posture with respect to state-licensed cannabis sales, including the enforcement postures of individual federal prosecutors in judicial districts where we operate, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to supplier base, which would adversely affect our operations, cash flow and financial condition.

Although the U.S. Attorney General could issue policy guidance to federal prosecutors that they should not interfere with cannabis businesses operating in compliance with states’ laws, any such guidance would not have the force of law, and could not be enforced by the courts. The President alone cannot legalize medical cannabis, and as states have demonstrated, legalizing medical cannabis can take many different forms. While rescheduling cannabis to the CSA’s Schedule II would ease certain research restrictions, it would not make the state medical or adult-use programs federally legal.

During his confirmation hearing, current Attorney General Merrick Garland stated that he did not see enforcement of federal cannabis law as a high priority use of resources for the DOJ: “This is a question of the prioritization of our resources and prosecutorial discretion. It does not seem to me a useful use of limited resources that we have, to be pursuing prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. I don’t think that’s a useful use. I do think we need to be sure there are no end-runs around the state laws that criminal enterprises are doing. So that kind of enforcement should be continued. But I don’t think it’s a good use of our resources, where states have already authorized. That only confuses people, obviously, within the state.” While the statement is not a promise to avoid federal interference with state cannabis laws, it does signal that the enforcement priorities of DOJ lie elsewhere.

Industry observers are hopeful that a Democrat-controlled Senate, along with a Biden presidency, will increase the chances of federal cannabis policy reform. Numerous bills have attracted attention, including the States Reform Act, introduced by Republican members of Congress, as well as the Marijuana Opportunity Reinvestment and Expungement Act (the “MORE Act”), which was originally co-sponsored by now Vice President Harris in the Senate, and the Secure and Fair Enforcement Banking Act, which recently passed the House of Representatives but has not yet passed the Senate. Senate Majority leader Chuck Schumer also has proposed draft legislation that would legalize cannabis at the federal level (the “Cannabis Administration and Opportunity Act”). However, we cannot provide assurances about the content, timing or chances of passage of a bill legalizing cannabis or liberalizing cannabis regulations. Accordingly, we cannot predict the timing of any change in federal law or possible changes in federal enforcement. In the event that the federal government were to reverse its long-standing hands-off approach to the state legal cannabis markets and start more broadly enforcing federal law regarding cannabis, we would likely be unable to execute our business plan, and our business and financial results would be adversely affected.

Our business and our suppliers are subject to a variety of U.S. and foreign laws regarding financial transactions related to cannabis, which could subject our suppliers to legal claims or otherwise adversely affect our business.

We and our suppliers are subject to a variety of laws and regulations in the United States, Canada, and elsewhere that prohibit money laundering, including the Money Laundering Control Act (United States), as amended, and the Proceeds of Crime and Terrorist Financing Act (Canada), and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in the United States, Canada or any other jurisdiction in which we have business operations. Violations of the U.S. anti-money laundering laws require proceeds from enumerated criminal activity, which includes trafficking in cannabis in violation of the CSA. Although we believe that none of our activities implicate the aforementioned money laundering statutes, largely because we believe there is no underlying CSA offense, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenues accruing thereby are found to be in violation of money laundering statutes, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such U.S. based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer significant penalties, including criminal and civil penalties, disgorgement and other remedial measures.

Leafly’s operations may be negatively affected by the way other private companies interpret laws and regulations applicable to the cannabis industry, or their policies and practices with respect to the cannabis industry.

In most jurisdictions which legalized cannabis for adult or medical use, the cannabis industry is subject to a complex and comprehensive set of laws and regulations. Many entities that do business with consumers or suppliers in the cannabis industry institute internal or supplier-facing policies that limit or restrict how they do business with these suppliers, or take steps to verify that their suppliers in the cannabis industry operate in compliance with applicable laws. For example, some financial institutions that service cannabis retailers screen their clients’ advertising for compliance with restrictions on cannabis advertising. Some financial institutions have interpreted editorial information that Leafly appends to some product pages within dispensary menus as advertising by those cannabis retailers, and instructed the suppliers to remove such advertising. The manner in which other companies interpret laws and regulations applicable to the cannabis industry, and the policies they institute as a result may adversely affect our suppliers’ operations, which in turn could harm our results of operations.

We are dependent on our banking relations, and we may have difficulty accessing or consistently maintaining banking or other financial services due to our connection with the cannabis industry.

Although we do not grow or sell cannabis products, our general connection with the cannabis industry may hamper our efforts to do business or establish collaborative relationships with others that may fear disruption or increased regulatory scrutiny of their own activities.

We are dependent on the banking industry to support the financial functions of our services and advertising solutions. Our business operating functions including payroll for our employees, real estate leases, and other expenses are handled reliant on traditional banking. Additionally, many of our suppliers pay us via wire transfer to our bank accounts, or via checks that we deposit into our banks. We require access to banking services for both us and our suppliers to receive payments in a timely manner. Lastly, to the extent we rely on any lines of credit, these could be affected by our relationships with financial institutions and could be jeopardized if we lose access to a bank account. Important components of our offerings depend on supplier accounts and relationships, which in turn depend on banking functions. Most federal and federally-insured state banks currently do not serve businesses that grow and sell cannabis products on the stated ground that growing and selling cannabis is illegal under federal law, even though the Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”), issued guidelines to banks in February 2014 that clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions’ obligations under the Bank Secrecy Act. While the federal government has generally not initiated financial crimes prosecutions against state-law compliant cannabis companies or their vendors, the government has the ability to do so, at minimum against companies in the adult-use markets. The continued uncertainty surrounding financial transactions related to cannabis activities and the subsequent risks this uncertainty presents to financial institutions may result in their discontinuing services to the cannabis industry or limit their ability to provide services to the cannabis industry or ancillary businesses providing services to the cannabis industry.

As a result of federal-level illegality and the risk that providing services to state-licensed cannabis businesses poses to banks, cannabis-related businesses face difficulties accessing banks that will provide services to them. When cannabis businesses are able to find a bank that will provide services, they face extensive client due diligence in light of complex state regulatory requirements and guidance from FinCEN, and these reviews may be time-consuming and costly, potentially creating additional barriers to financial services for, and imposing additional compliance requirements on, us and our suppliers. FinCEN requires a party in trade or business to file with the U.S. Internal Revenue Service (the “IRS”), a Form 8300 report within 15 days of receiving a cash payment of over $10,000. While we receive very few cash payments for the products we sell, if we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, results of operations and financial condition. We cannot ensure that our strategies and techniques for designing our platform features and services, including our advertising solutions, for our suppliers will operate effectively and efficiently and not be adversely impacted by any refusal or reluctance of banks to serve businesses that grow and sell cannabis products. A change in banking regulations or a change in the position of the banking industry that permits banks to serve businesses that grow and sell cannabis products may increase competition for us, facilitate new entrants into the industry offering platform features and services similar to those that we offer, or otherwise adversely affect our results of operations. Also, the inability of potential suppliers in our target market to open accounts and otherwise use the services of banks or other financial institutions may make it difficult for us to conduct business, including receiving payments in a timely manner.

We do not sell cannabis, or products that contain cannabis; accordingly, our company is not part of the cannabis industry that would be restricted from using federal and federally insured banks. However, because our revenue is generated largely from companies licensed as operators in the cannabis industry, banks have and may continue to consider us to be part of the cannabis industry that is subject to banking restrictions. If we were to lose any of our banking relationships or fail to secure additional banking relationships in the future, we could experience difficulty and incur increased costs in the administration of our business, paying our employees, accepting payments from suppliers, each of which may adversely affect our reputation or results of operations. Additionally, the closure of many or one of our bank accounts due to a bank’s reluctance to provide services to a business working with state legal cannabis businesses would require significant management attention from us and could materially adversely affect our business and operations. In addition to banks and financial institutions, merchant processors may take a similar view of the risks of working with us since we provide services to cannabis businesses, and loss of any of our merchant processor relationships could have similar results. Moreover, Visa reportedly prohibits processing of transactions involving cannabis on its network, and Mastercard has reportedly stated that it is evaluating the inconsistency between U.S. state and federal cannabis law. Although consumers cannot purchase products on our listings marketplace and we do not currently use, nor have we historically used, any of our merchant processing relationships to process payments for cannabis transactions, to the extent Visa or Mastercard extend these restrictions to cannabis-related businesses, our merchant processing relationships could be terminated, or we could be prevented from processing any Visa or Mastercard transactions, which could have a material adverse effect on our business and results of operations.

The continuing proliferation of unlicensed and illicit cannabis operations may negatively affect our suppliers and our operations.

Leafly exclusively offers its services for suppliers licensed under applicable state cannabis laws. Even in those states which have legalized cannabis for medical or adult use, unlicensed and illicit cannabis operations may continue to operate and compete against licensed businesses. This illicit competition may adversely affect our suppliers’ operations, which in turn could harm our results of operations.

We may have difficulty using bankruptcy courts due to our involvement in the regulated cannabis industry.

We currently have no need or plans to seek bankruptcy protection. U.S. courts have held that debtors whose income is derived from cannabis or cannabis assets in violation of the CSA cannot seek federal bankruptcy protections. Although we are not in the business of growing or processing cannabis or selling or even possessing cannabis or cannabis products, a U.S. court could determine that our revenue is derived from cannabis or cannabis assets and prevent us from obtaining bankruptcy protections if necessary.

The conduct of third parties may jeopardize our business.

We cannot guarantee that our systems, protocols, and practices will prevent all unauthorized or illegal activities by our suppliers. Our success depends in part on our suppliers’ ability to operate consistently with the regulatory and licensing requirements of each state, local, and regional jurisdiction in which they operate. We have a dedicated catalog and compliance team that reviews cannabis license information for operational cannabis suppliers, both on submission and on an ongoing basis, to ensure validity and accuracy. We require all operational cannabis suppliers, including storefronts and delivery services, to provide a valid, unexpired state-issued license number before accepting their listings or advertisements on our platform. For certain of our products or services, we request additional verification and documentation. We cannot ensure that the conduct of our suppliers, who are third parties, and their actions could expose them to legal sanctions and costs, which would in turn, adversely affect our business and operations.

The conduct of third parties may jeopardize our regulatory compliance.

While we are a technology company, not a cannabis licensee, and as such, are not subject to commercial cannabis regulations that apply to cannabis operators, we cannot guarantee that our systems, protocols, and practices will prevent any and all unauthorized or illegal activities by our suppliers. Our success depends in part on our suppliers’ ability to operate consistently with the regulatory and licensing requirements of each state, local, and regional jurisdiction in which they operate. Despite the procedures and protocols in place for license verification by our catalog and compliance team, any non-compliance by our suppliers could put our business at risk, as discussed herein, and could also subject us to potential actions by state regulators, to the extent they could be applied to technology service providers, which could materially adversely affect our business, operations, financial condition, brand, and reputation.

We believe that Section 230(c)(1) of the Communications Decency Act (the “CDA”) provides immunity from civil and state criminal liability, but it is possible that it does not.

We believe that Section 230(c)(1) of the CDA provides immunity from civil and state criminal liability to providers of interactive computer services in the United States, such as us, for content provided on their platforms that they did not create or develop. Section 230 does not provide any protections against federal criminal liability, such as prosecutions under the CSA. We do not create or develop the information that appears on our suppliers’ listing pages and advertising placements, although our internal teams may take down a supplier’s information if it breaches our listing restrictions or admonish consumers who post reviews that violate our community terms of use (which, for example, prohibit profanity and racism). We do author and edit certain original content that appears in other sections of our placements, although our internal teams may take down a supplier’s information if it breaches our listing restrictions or admonish consumers who post reviews that violate our community terms of use (which, for example, prohibit profanity and racism). We do author and edit certain original content that appears in other sections of our site, such as Strains, Learn, News, Cannabis 101. All of these sections are general news and information, and none of these sections are advertisements for, or listing pages of, cannabis businesses. For additional information about Section 230 of the CDA, see the section entitled “— Risks Related to Leafly’s Business and Industry.” Our suppliers are subject to licensing and related requirements under applicable laws and regulations, and our own compliance policies, and some of our suppliers currently and in the future may not be in compliance with all such requirements. Despite our belief that we are protected by Section 230 of the CDA, it is possible that we are not, which would subject us to legal, business, and operational risks. In addition, there have been various Congressional efforts to restrict the scope of the protections available to online platforms under Section 230 of the CDA, and our current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. We could also face fines or orders restricting or blocking our services in particular geographies as a result of content hosted on our services. For example, recently enacted legislation in Germany may impose significant fines for failure to comply with certain content removal and disclosure obligations.

We may continue to be subject to constraints on marketing our products.

Certain states in which we operate have enacted strict regulations regarding marketing and sales activities of cannabis products, including certain state restrictions on the use of our online order reservation platform, which could affect our cannabis retail suppliers’ demand for our listing and marketing services. There may be restrictions on sales and marketing activities of cannabis businesses imposed by government regulatory bodies that can hinder the development of our business and operating results because of the restrictions our suppliers face. If our suppliers are unable to effectively use our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed by our suppliers, this could hamper demand for our products and services from licensed cannabis retailers, which could result in a loss of revenue.

Cannabis businesses are subject to unfavorable U.S. tax treatment, which reduces our clients’ profitability and could result in decreased demand for our services.

Section 280E of the Code does not allow any deduction or credit for any amount paid or incurred during the taxable year in carrying on business, other than costs of goods sold, if the business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the CSA). The IRS has applied this provision to cannabis operations, prohibiting them from deducting expenses associated with cannabis businesses beyond costs of goods sold and asserting assessments and penalties for additional taxes owed. Section 280E of the Code may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations, which directly affects our suppliers, who are cannabis retailers and brands. However, Section 280E of the Code and related IRS enforcement activity have had a significant impact on the operations of all cannabis companies. While the Section does not directly affect our Company, it lowers our suppliers’ profitability, and could result in decreased demand or higher price sensitivity for our listing and marketing services. An otherwise profitable cannabis business may operate at a loss after taking into account its U.S. income tax expenses. This affects us because our sales and operating results could be adversely affected if our suppliers decrease their marketing budgets and are operating on lower profit margins as a result of unfavorable treatment by the Code.

Service providers to cannabis businesses may also be subject to unfavorable U.S. tax treatment.

As discussed above, under Section 280E of the Code, no deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on business, other than costs of goods sold, if the business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the CSA). The IRS has applied this provision to cannabis operations, prohibiting them from deducting expenses associated with cannabis businesses and asserting assessments and penalties for additional taxes owed. While we do believe that Section 280E of the Code does not apply to our business, or ancillary service providers that work with state-licensed cannabis businesses, if the IRS interprets the Section to apply, it would significantly and materially affect our profitability and financial condition.

Cannabis businesses may be subject to civil asset forfeiture.

Any property owned by participants in the cannabis industry used in the course of conducting such business, or that represents proceeds of such business or is traceable to proceeds of such business, could be subject to seizure by federal law enforcement and subsequent civil asset forfeiture because of the illegality of the cannabis industry under federal law. Even if the owner of the property is never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture. Forfeiture of assets of our cannabis business clients could adversely affect our revenues if it impedes their profitability or operations and our suppliers’ ability to continue to subscribe to our services.

Due to our involvement in the cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liability.

Insurance that is otherwise readily available, such as general liability and directors’ and officers’ insurance, is more difficult for us to find and is more expensive or contains significant exclusions because our suppliers are cannabis industry participants. There are no guarantees that we will be able to find such insurance coverage in the future or that the cost will be affordable to us. If we are forced to go without such insurance coverage, it may prevent us from entering into certain business sectors, may inhibit our growth, may limit our ability to attract directors and officers and may expose us to additional risk and financial liabilities. If we experience an uninsured loss, it may result in loss of anticipated cash flow and could materially adversely affect our results of operations, financial condition, and business.

There may be difficulty enforcing certain of our commercial agreements and contracts.

Courts will not enforce a contract deemed to involve a violation of law or public policy. Because cannabis remains illegal under U.S. federal law, parties to contracts involving the state legal cannabis industry have argued that the agreement was void as federally illegal or against public policy. Some courts have accepted this argument in certain cases, usually with adverse results for cannabis companies. While courts have enforced contracts related to activities by state-legal cannabis companies, and the trend is generally to enforce contracts with state-legal cannabis companies and their vendors, there remains doubt and uncertainty that we will be able to enforce our commercial agreements in court for this reason. We cannot be assured that we will have a remedy for breach of contract, which would have a material adverse effect on our business.

Certain of our directors, officers, employees and investors who are not U.S. citizens may face constraints on cross-border travel into the United States.

Because cannabis remains illegal under U.S. federal law, non-U.S. citizens employed at or investing in companies doing business in the state legal cannabis industry could face detention, denial of entry or lifetime bans from the United States for their business associations with cannabis businesses. Entry to the United States for non-citizens happens at the sole discretion of the officers on duty of the U.S. Customs and Border Protection (the “CBP”), and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the United States. CBP has taken the position that business or financial involvement in the legal cannabis industry in Canada or in the United States is grounds for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances and because cannabis continues to be a controlled substance under U.S. federal law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal or in Canada may affect admissibility to the United States. CBP updated its stated policy on October 9, 2018 to clarify that a Canadian citizen coming to the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States.

Risks Related to Leafly’s Intellectual Property

For purposes of this subsection only, “Leafly,” “the Company,” “we,” “us” or “our” refer to Leafly and its subsidiaries, unless the context otherwise requires.

We are, and may in the future be, subject to disputes and assertions by third parties that we violate their intellectual property rights. These disputes may be costly to defend and could harm our business and operating results.

We currently face, and we expect to face from time to time in the future, allegations that we have violated the rights of third parties, including patent, trademark, copyright and other intellectual property rights. For example, third parties have claimed that we have allegedly violated their trademark rights solely due to our display of third party products bearing an allegedly infringing mark. In the past, we have successfully resolved such claims without litigation.

Other claims against us can be expected to be made in the future. Even if the claims are without merit, the costs associated with defending these types of claims may be substantial, both in terms of time, money, and diversion of management attention. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our services and platform features while we develop non-infringing substitutes or may result in significant settlement costs. Though we have several pending patent applications pending, none have yet been issued to us, and, therefore, we may be unable to deter competitors or others from pursuing patent or other intellectual property infringement claims against us.

The results of litigation and claims to which we may be subject cannot be predicted with certainty. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results or operations and reputation.

Some of our solutions contain open source software, which may pose particular risks to our proprietary software and solutions.

We use open source software that we have obtained from third parties or is included in software packages in our solutions and will use open source software in the future. Open source software is generally freely accessible, usable and modifiable, and is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software and/or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business and operating results.

Failure to protect or enforce our intellectual property rights could harm our brand, business and results of operations.

We seek to protect our marks, the source code for our proprietary software, domain names, and other proprietary information under a combination of patent law, trade secrets, copyrights, and trademark law. We regard the protection of our pending patents, trade secrets, copyrights, trademarks and domain names as critical to our success. In particular, we must maintain, protect and enhance the “Leafly” brand. We pursue the registration of our domain names and trademarks in the United States and in certain jurisdictions abroad. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technologies by others.

Effective patent, trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software or to obtain and use information that we regard as proprietary. Policing unauthorized use of our software is difficult, and we are unable to determine the extent to which piracy of our software exists or will occur in the future. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. These steps may be inadequate to protect our intellectual property. Third parties may challenge the validity or ownership of our intellectual property, and these challenges could cause us to lose our rights, in whole or in part, to such intellectual property or narrow its scope such that it no longer provides meaningful protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our services and platform features and use information that we regard as proprietary to create services and platform features that compete with ours. Some of our terms of use provisions protecting against unauthorized use, copying, transfer and disclosure of our applications may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our brand, software, and proprietary technology or information may increase.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, our business, brands, operating results and financial condition may be harmed.

We may be unable to continue to use our existing domain names, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered domain names for websites that we use in our business, such as Leafly.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our products under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered by third parties in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

Risks Related to Merida’s Restatement

Recent SEC guidance required Merida to reconsider the accounting of warrants and led Merida to conclude that its warrants should be accounted for as liabilities rather than as equity and such requirement resulted in a restatement of Merida’s previously issued financial statements.

On April 12, 2021, the staff of the SEC issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “Statement”). In the Statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance, Merida’s warrants were accounted for as equity within Merida’s balance sheet, and after discussion and evaluation, Merida concluded that its private warrants should be presented as liabilities with subsequent and periodic fair value re-measurement. Therefore, Merida conducted a valuation of its private warrants and restated its previously issued financial statements, which resulted in unanticipated costs and diversion of management resources and may result in potential loss of investor confidence. Although Merida has now completed the restatement, Merida cannot guarantee that it will have no further inquiries from the SEC or Nasdaq regarding the restated financial statements or matters relating thereto.

Any future inquiries from the SEC or Nasdaq as a result of the restatement of Merida’s historical financial statements or as a result of Merida’s historical accounting practices unrelated to the accounting for its warrants will, regardless of the outcome, likely consume a significant amount of our resources in addition to those resources already consumed in connection with the restatement itself.

Merida’s private warrants are accounted for as liabilities and are recorded at fair value upon issuance with changes in fair value each reporting period to be reported in earnings, which may have an adverse effect on the market price of the Common Stock.

Merida now accounts for its private warrants as liabilities and recorded at fair value upon issuance with any changes in fair value each reporting period to be reported in earnings as determined by Merida based on the available publicly traded warrant price or based on a valuation report obtained from its independent third party valuation firm. The impact of changes in fair value on earnings may have an adverse effect on the market price of the Common Stock.

We identified material weaknesses in our internal control over financial reporting regarding complex financial instruments, specifically related to the accounting for our warrants and common stock subject to possible redemption. These material weaknesses could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management also evaluates the effectiveness of our internal controls and we will disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2020, a material weakness was identified in our internal controls over financial reporting related to the accounting for complex financial instruments. One instance of the material weakness related to the effectiveness of our review of accounting conclusions for complex debt and equity transactions, specifically our warrant accounting. In addition, in connection with the preparation of our financial statements as of September 30, 2021, management identified additional errors made in our historical financial statements where we improperly classified some of our common stock subject to possible redemption. We previously determined the common stock subject to possible redemption to be equal to the redemption value of $10.00 per share of common stock while also taking into consideration that a redemption cannot result in net tangible assets being less than $5,000,001 pursuant to our amended and restated certificate of incorporation. Management determined that the common stock issued during our initial public offering can be redeemed or become redeemable subject to the occurrence of future events considered outside our control. Therefore, management concluded that temporary equity should include all shares of common stock subject to possible redemption. As a result, management has noted a classification error related to temporary equity and permanent equity. This resulted in a restatement to the initial carrying value of the common stock subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and common stock. Management concluded that the foregoing constituted a material weakness as of September 30, 2021. The foregoing instances led to two restatements of our prior period financial statements. Further, our management concluded that our internal controls over financial reporting were not effective as of December 31, 2020 and September 30, 2021 due to such material weaknesses.

As a result, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that the financial statements included in this proxy statement/prospectus/consent solicitation statement present fairly in all material respects our financial position, results of operations and cash flows for the period presented. However, we cannot assure you that the foregoing will not result in any future material weaknesses or deficiencies in internal control over financial reporting. Even though we have strengthened our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Public Company and Financial Reporting Risks

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, Leafly has not been required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

After the completion of the Business Combination, New Leafly will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of Nasdaq. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required, and, as a result, management’s attention may be diverted from other business concerns. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition or results of operations.

As a private company, Leafly has not endeavored to establish and maintain public-company-quality internal control over financial reporting. If we fail to establish and maintain proper and effective internal control over financial reporting, as a public company, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the New Leafly Common Stock may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, following consummation of the Business Combination, the report by management on internal control over financial reporting will be on New Leafly’s financial reporting and internal controls (as accounting acquirer), and an attestation of the independent registered public accounting firm will also be required. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Leafly has not historically had to comply with all of these rules, and to comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, New Leafly may need to upgrade New Leafly’s legacy information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff.

If we are unable to hire the additional accounting and finance staff necessary to comply with these requirements, we may need to retain additional outside consultants. If we or, if required, our independent registered public accounting firm, are unable to conclude that our internal controls over financial reporting are effective, investors may lose confidence in our financial reporting, which could negatively impact the price of our securities.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting now or in the future. We have not previously been required to conduct such an internal control evaluation and assessment. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the New Leafly Common Stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect our business, investments and results of operations.

We will be subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, we are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Our projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, our actual revenues, market share, expenses and profitability may differ materially from our expectations.

We operate in a rapidly changing and competitive industry and our projections will be subject to the risks and assumptions made by management with respect to our industry and business. Operating results are difficult to forecast because they generally depend on a number of factors, including the competition we face, and our ability to attract and retain customers, deliver new products and services and expand market share. Additionally, our business may be affected by reductions in trading activity, loss of customers, lack of new products, competition, regulation and a number of factors which may be difficult to predict. This may result in decreased revenue levels, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results in a given quarter to be higher or lower than expected. These factors make creating accurate forecasts and budgets challenging and, as a result, we may fall materially short of our forecasts and expectations, which could cause our stock price to decline and investors to lose confidence in us.

Risks Relating to Ownership of New Leafly Common Stock

New Leafly will qualify as an “emerging growth company” and “smaller reporting company” within the meaning of the Securities Act as of the closing of the Mergers, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Leafly’s securities less attractive to investors and may make it more difficult to compare New Leafly’s performance to the performance of other public companies.

New Leafly will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, as of the closing of the Business Combination. As such, New Leafly will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in New Leafly’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Leafly’s stockholders may not have access to certain information they may deem important. New

Leafly will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of New Leafly Common Stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2024, which is the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Stock in Merida’s initial public offering. We cannot predict whether investors will find New Leafly’s securities less attractive because it will rely on these exemptions. If some investors find New Leafly’s securities less attractive as a result of its reliance on these exemptions, the trading prices of New Leafly’s securities may be lower than they otherwise would be, there may be a less active trading market for New Leafly’s securities and the trading prices of New Leafly’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Leafly’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an emerging growth company, New Leafly may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our shares of common stock less attractive because we will rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active market for our shares of common stock and our share price may be more volatile.

Additionally, New Leafly will be a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We expect that New Leafly will remain a smaller reporting company until the last day of any fiscal year for so long as either (a) the market value of the New Leafly Common Stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th, or (b) New Leafly’s annual revenues did not equal or exceed $100 million during such completed fiscal year and the market value of the New Leafly Common Stock held by non-affiliates did not equal or exceed $700 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

New Leafly’s stock price may be volatile and may decline regardless of its operating performance.

The market price of New Leafly Common Stock may fluctuate significantly in response to numerous factors and may continue to fluctuate for these and other reasons, many of which are beyond New Leafly’s control, including:

•        actual or anticipated fluctuations in New Leafly’s revenue and results of operations;

•        the financial projections New Leafly may provide to the public, any changes in these projections or its failure to meet these projections;

•        failure of securities analysts to maintain coverage of New Leafly, changes in financial estimates or ratings by any securities analysts who follow New Leafly or its failure to meet these estimates or the expectations of investors;

•        announcements by New Leafly or its competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

•        changes in operating performance and stock market valuations of other retail or technology companies generally, or those in the cannabis industry in particular;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        trading volume of New Leafly Common Stock;

•        the inclusion, exclusion or removal of New Leafly Common Stock from any indices;

•        changes in New Leafly’s board of directors or management;

•        transactions in New Leafly Common Stock by directors, officers, affiliates and other major investors;

•        lawsuits threatened or filed against New Leafly;

•        changes in laws or regulations applicable to New Leafly’s business;

•        changes in New Leafly’s capital structure, such as future issuances of debt or equity securities;

•        short sales, hedging and other derivative transactions involving New Leafly’s capital stock;

•        general economic conditions in the United States;

•        pandemics or other public health crises, including, but not limited to, the COVID-19 pandemic (including additional variants such as the Delta variant);

•        other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•        the other factors described in this “Risk Factors” section.

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their operating results. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against New Leafly could result in substantial costs, divert management’s attention and resources, and harm its business, financial condition, and results of operations.

An active trading market for New Leafly Common Stock may not be sustained.

New Leafly Common Stock is expected to be listed on Nasdaq under the symbol “LFLY” and to trade on that market and others. New Leafly cannot assure you that an active trading market for its common stock will be sustained. Accordingly, New Leafly cannot assure you of the liquidity of any trading market, your ability to sell your shares of its common stock when desired or the prices that you may obtain for your shares.

Future sales of shares by existing stockholders could cause New Leafly’s stock price to decline.

If New Leafly’s existing stockholders sell or indicate an intention to sell substantial amounts of its common stock in the public market, the trading price of New Leafly Common Stock could decline. In addition, shares underlying any outstanding options and restricted stock units will become eligible for sale if exercised or settled, as applicable, and to the extent permitted by the provisions of various vesting agreements and Rule 144 of the Securities Act. All the shares of common stock subject to stock options outstanding and reserved for issuance under its equity incentive plans are expected to be registered on Form S-8 under the Securities Act and such shares are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of New Leafly Common Stock could decline.

Although the Sponsor, the Merida initial stockholders and the securityholders of Leafly will be subject to certain restrictions regarding the transfer of New Leafly Common Stock following the Business Combination, these shares may be sold after the expiration of their respective lock-ups. New Leafly intends to file one or more registration statements prior to or shortly after the closing of the Mergers to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New Leafly Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

If securities or industry analysts either do not publish research about New Leafly or publish inaccurate or unfavorable research about us, New Leafly’s business, or its market, or if they change their recommendations regarding New Leafly Common Stock adversely, the trading price or trading volume of its common stock could decline.

The trading market for New Leafly Common Stock is influenced in part by the research and reports that securities or industry analysts may publish about us, its business, New Leafly’s market, or its competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade New Leafly Common Stock, provide a more favorable recommendation about Leafly’s competitors, or publish inaccurate or unfavorable research about its business, the trading price of the New Leafly Common Stock would likely decline. In addition, New Leafly currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results New Leafly actually achieves. Its stock price may decline if its actual results do not match the projections of these securities research analysts. While New Leafly expects research analyst coverage, if no analysts commence coverage of it, the trading price and volume for New Leafly Common Stock could be adversely affected. If any analyst who may cover New Leafly were to cease coverage of New Leafly or fail to regularly publish reports on us, New Leafly could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of its common stock to decline.

Delaware law and provisions in the Proposed Charter and Proposed Bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of its common stock.

The Proposed Charter and Proposed Bylaws will contain provisions that could depress the trading price of its common stock by acting to discourage, delay, or prevent a change of control of New Leafly or changes in New Leafly’s management that New Leafly’s stockholders may deem advantageous. These provisions include the following:

•        a classified board of directors so that not all members of New Leafly’s board of directors are elected at one time;

•        the right of the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•        director removal solely for cause;

•        “blank check” preferred stock that New Leafly’s board of directors could use to implement a stockholder rights plan;

•        the right of New Leafly’s board of directors to issue New Leafly’s authorized but unissued common stock and preferred stock without stockholder approval;

•        no ability of New Leafly’s stockholders to call special meetings of stockholders;

•        no right of New Leafly’s stockholders to act by written consent, which requires all stockholder actions to be taken at a meeting of New Leafly’s stockholders;

•        limitations on the liability of, and the provision of indemnification to, our director and officers;

•        the right of the board of directors to make, alter, or repeal New Leafly’s bylaws; and

•        advance notice requirements for nominations for election to New Leafly’s board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, New Leafly will continue to be subject to Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the New Leafly board of directors and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of New Leafly Common Stock.

Any provision of the Proposed Charter or Proposed Bylaws that has the effect of delaying or deterring a change in control could limit the opportunity for New Leafly’s stockholders to receive a premium for their shares of New Leafly Common Stock, and could also affect the price that some investors are willing to pay for New Leafly Common Stock.

The Proposed Bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between New Leafly and its stockholders, which could limit New Leafly’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Leafly or its directors, officers or employees.

The Proposed Bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on New Leafly’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against New Leafly arising pursuant to the Delaware General Corporation Law, the Proposed Charter or Proposed Bylaws or any action asserting a claim against New Leafly that is governed by the internal affairs doctrine. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Leafly or its directors, officers or other employees and may discourage these types of lawsuits. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Bylaws provide further that, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought under the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive-forum provision contained in the Proposed Bylaws to be inapplicable or unenforceable in an action, New Leafly may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business.

New Leafly does not intend to pay dividends for the foreseeable future.

New Leafly currently intends to retain any future earnings to finance the operation and expansion of its business and New Leafly does not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of any revolving credit facility into which New Leafly or any of its subsidiaries enters may restrict its ability to pay dividends, and any additional debt New Leafly or any of its subsidiaries may incur in the future may include similar restrictions. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

New Leafly may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New Leafly Common Stock.

Upon the closing of the Business Combination, assuming (a) that no holder of public shares exercises redemption rights as described in this proxy statement/prospectus/consent solicitation statement, (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021) and (e) no inclusion of the effect of any future grants of warrants, post-Business Combination grants of options, the issuance of Earnout Shares, or any further financing of Merida or Leafly, New Leafly will have options outstanding to purchase up to an aggregate of 4,035,892 shares of New Leafly Common Stock and Warrants outstanding to purchase 10,451,087 shares of New Leafly Common Stock. New Leafly will also have the ability to initially issue up to 5,245,587 shares of New Leafly Common Stock under the 2021 Plan, 1,311,397 shares of New Leafly Common Stock under the ESPP, and 6,000,000 shares of New Leafly Common Stock under the Earnout Plan (assuming the 2021 Plan, ESPP, and Earnout Plan are each approved by Merida’s stockholders at the special meeting).

New Leafly may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

New Leafly’s issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•        New Leafly’s existing stockholders’ proportionate ownership interest in New Leafly will decrease;

•        the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease;

•        the relative voting strength of each previously outstanding share of common stock may be diminished; and

•        the market price of New Leafly’s shares of common stock may decline.

New Leafly’s securities may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in New Leafly’s securities and subject New Leafly to additional trading restrictions.

New Leafly has applied to have its Common Stock and Warrants listed on Nasdaq after consummation of the Business Combination. New Leafly will be required to meet the initial listing requirements of Nasdaq to be listed. New Leafly may not be able to meet those initial listing requirements (and the related closing condition, which requires the shares of New Leafly Common Stock to be issued in the Mergers be approved for listing on Nasdaq, may be waived by the parties). Even if New Leafly’s securities are so listed, New Leafly may be unable to maintain the listing of its securities in the future.

If New Leafly fails to meet the initial listing requirements and Nasdaq does not list its securities (and the related closing condition is waived by the parties), or if its securities are subsequently delisted, New Leafly could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage for New Leafly; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Risks Related to the Business Combination

New Leafly will not have any right to make damage claims against Leafly or Leafly’s shareholders for the breach of any representation, warranty or covenant made by Leafly in the Merger Agreement.

The Merger Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the closing of the Mergers, except for those covenants that by their terms apply or are to be performed in whole or in part after the closing, and then only with respect to breaches occurring after closing. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Merger Agreement after the closing of the Mergers, except for covenants to be performed in whole or in part after the closing. As a result, New Leafly will have no remedy available to it if the Mergers are consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Leafly at the time of the Mergers.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the cash held in Merida’s trust account will put the stockholder in a better future economic position.

Merida can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative initial business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Merida’s share price, and may result in a lower value realized now than a stockholder of Merida might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of New Leafly Common Stock after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus/consent solicitation statement. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Merida’s public stockholders fail to properly demand redemption rights, they will not be entitled to have their public shares redeemed for a pro rata portion of the trust account.

Merida stockholders holding public shares may demand that Merida redeem their shares for their respective pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the trust account, net of interest that may be used by Merida to pay its tax obligations. Merida stockholders who seek to exercise this redemption right must deliver their shares (either physically or electronically) to Merida’s transfer agent two business days prior to the special meeting. Any Merida stockholder who fails to properly deliver their shares will not be entitled to have his or her shares redeemed. See the section entitled “Special Meeting in Lieu of an Annual Meeting of Merida Stockholders — Redemption Rights” for the procedures to be followed if you wish to have your shares redeemed for cash.

Merida and Leafly will incur significant transaction and transition costs in connection with the Business Combination.

Merida and Leafly have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Merida and Leafly may also incur additional costs to retain key employees. All expenses incurred in connection with the Merger Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. Merida’s transaction expenses as a result of the Business Combination are currently estimated at approximately $6.5 million.

Even if we consummate the Business Combination, there is no guarantee that the Warrants will ever be in the money, and they may expire worthless.

The exercise price for the Public Warrants is $11.50 per share of Merida Common Stock. There is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

The Sponsor, which is an affiliate of certain of Merida’s officers and directors, owns Common Stock and Warrants that will be worthless and may incur reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced the decision of Merida’s board of directors to approve the Business Combination with Leafly.

The Sponsor, which is an affiliate of certain of Merida’s officers and directors, beneficially owns the sponsor shares and private warrants. The Sponsor has no redemption rights with respect to these securities in the event a business combination is not effected in the required time period. Therefore, if the Business Combination with Leafly or another business combination is not approved within the required time period, such securities held by the Sponsor will be worthless. Such securities had an aggregate market value of $41.4 million based upon the closing prices of the Common Stock and Warrants on Nasdaq on November 9, 2021, the record date. Furthermore, the Sponsor and Merida’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Merida’s behalf, such as identifying and investigating possible business targets and business combinations. These expenses will be repaid upon completion of the Business Combination. However, if Merida fails to consummate the Business Combination, Merida’s Sponsor and its directors and officers will not have any claim against the trust account for reimbursement. Accordingly, Merida may not be able to reimburse these amounts if the Business Combination is not completed. In addition, Merida’s Sponsor, officers, directors or their affiliates may make working capital loans prior to the closing of the Business Combination, which may not be repaid if the Business Combination is not completed.

Affiliates of the Sponsor and of certain directors of Merida hold shares of Leafly Preferred Stock and purchased Notes in an aggregate principal amount of $15 million. If the Business Combination is not completed, such securities would remain an investment in Leafly.

The foregoing financial interests may have influenced the decision of Merida’s directors to approve the Business Combination with Leafly and to continue to pursue such Business Combination. In considering the recommendations of Merida’s board of directors to vote for the Business Combination Proposal and other proposals, its stockholders should consider these interests. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and Merida’s Directors and Officers in the Business Combination.”

The Sponsor, which is ultimately controlled by certain of Merida’s officers and directors, is liable under certain circumstances to ensure that proceeds of the trust account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced the decision of Merida’s board of directors to approve the Business Combination with Leafly.

If the Business Combination with Leafly or another business combination is not consummated by Merida within the required time period, the Sponsor will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Merida for services rendered or contracted for or products sold to Merida. If Merida consummates a business combination, on the other hand, Merida will be liable for all such claims. See the section entitled “Other Information Related to Merida — Financial Condition and Liquidity” for further information.

These personal obligations of the Sponsor may have influenced Merida’s board of directors’ decision to approve the Business Combination with Leafly and to continue to pursue such Business Combination. In considering the recommendations of Merida’s board of directors to vote for the Business Combination Proposal and the other proposals, Merida’s stockholders should consider these interests.

The exercise of Merida’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of Merida’s stockholders.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require Merida to agree to amend the Merger Agreement, to consent to certain actions taken by Leafly or to waive rights to which Merida is entitled under the Merger Agreement. Such events could arise because of changes in the course of Leafly’s business, a request by Leafly to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Leafly’s business and would entitle Merida to terminate the Merger Agreement. In any of such circumstances, it would be at Merida’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is best for Merida and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus/consent solicitation statement, Merida does not believe there will be any material changes or waivers that Merida’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus/consent solicitation statement. Merida will circulate a supplemental or amended proxy statement/prospectus/consent solicitation statement if changes to the terms of the Mergers that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

The Sponsor and Merida’s officers and directors have each agreed to vote in favor of the Business Combination described in this proxy statement/prospectus/consent solicitation statement, regardless of how the public stockholders vote.

Unlike some blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the holders of public stock in connection with an initial business combination, the Sponsor and Merida’s officers and directors have each agreed to vote any shares of Merida’s Common Stock owned by them in favor of the Business Combination Proposal. The Sponsor, which is an affiliate of certain of Merida’s officers and directors, beneficially owns and is entitled to vote an aggregate of approximately 21.7% of the outstanding Common Stock. In addition to the shares of Common Stock held by the Sponsor, Merida would need 4,240,650 public shares, or approximately 36.5%, of the 11,611,685 remaining public shares sold in Merida’s initial public offering (after giving effect to the redemption of 1,389,867 shares of Common Stock in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination) to be voted in favor of the Business Combination Proposal in order for it to be approved (assuming all outstanding shares are voted on the proposal). Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if the Sponsor and Merida’s officers and directors agreed to vote any shares of Common Stock owned by them in accordance with the majority of the votes cast by the public stockholders.

The public stockholders will experience dilution as a consequence of the issuance of Common Stock as consideration in the Business Combination and may experience dilution from several additional sources in connection with and after the Business Combination. Having a minority share position may reduce the influence that the public stockholders have on the management of New Leafly.

The issuance of additional shares of Common Stock in the Business Combination will dilute the equity interests of the public stockholders and may adversely affect prevailing market prices for the public shares and Warrants. The public stockholders who do not redeem their public shares may experience dilution from several additional sources to varying degrees in connection with and after the Business Combination, including in each of the following instances:

•        38,500,000 shares of Common Stock are anticipated to be issued to Leafly securityholders (assuming that all outstanding stock options of Leafly are fully vested and exercised on a net exercise basis) as consideration in the Business Combination, valued at $10.00 per share. This represents approximately 72.4% of the number of shares of New Leafly Common Stock that will be outstanding following the consummation of the Business Combination (assuming no public stockholders exercise redemption rights with respect to their public shares, referred to herein as the “no redemption scenario”) or 83.2% of the number of shares of New Leafly Common Stock that will be outstanding following the consummation of the Business Combination (assuming that (a) Leafly waives the Minimum Cash Condition in the Merger Agreement, (b) the public stockholders redeem 10,656,198 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination), referred to herein as the “maximum redemption scenario”, (c) 1,137,694 sponsor shares vest pursuant to the Stock Escrow Agreement at Closing, and (d) the Sponsor purchases 1,000,000 shares of Common Stock pursuant to the Financing Commitment).

•        Up to 6,000,000 shares of Common Stock may be issuable to Leafly securityholders and Participants in respect of the Earnout Shares. Assuming all Earnout Shares are issued, the Earnout Shares issuable to Leafly securityholders and Participants as consideration in the Business Combination represent approximately 11.0% or 12.4% of the remaining number of shares of New Leafly Common Stock that may be outstanding following the consummation of the Business Combination (provided, that 6,000,000 Earnout Shares are included in the number of shares of New Leafly Common Stock that may be outstanding following the consummation of the Business Combination for the purposes of calculating this percentage, consistent with the presentation in the Redemption Sensitivity Analysis beginning on page 94), assuming the no redemption scenario and the maximum redemption scenario, respectively. We cannot predict whether or to what extent any or all of the Earnout Shares will be issued.

•        An aggregate of 10,451,087 Warrants will be outstanding following the Business Combination. The shares of Common Stock underlying the Warrants represent approximately 17.7% or 19.8% of the fully-diluted number of shares of New Leafly Common Stock immediately following the consummation of the Business Combination (provided, that the 10,451,087 shares of Common Stock underlying the Warrants are included in the number of shares of New Leafly Common Stock that may be outstanding following the consummation of the Business Combination for the purposes of calculating this percentage, consistent with the presentation in the Redemption Sensitivity Analysis beginning on page 94), assuming the no redemption scenario and the maximum redemption scenario, respectively.

•        New Leafly will reserve approximately 10% and 2.5% of the number of outstanding shares of New Leafly Common Stock on a fully diluted basis (as of immediately following the Business Combination) pursuant to the 2021 Plan and the ESPP, respectively. The granted awards, when vested and settled or exercisable, may result in the issuance of additional shares up to the amount of the share reserve under the 2021 Plan and the ESPP, respectively.

•        New Leafly may determine, subject to the receipt of any stockholder or stock exchange approvals that may be required, to issue additional shares of New Leafly Common Stock or other equity securities of equal or senior rank in connection with privately negotiated transactions following the consummation of the Business Combination.

Depending on the number of public stockholders that exercise their redemption rights, the remaining public stockholders will be subject to varying levels of dilution. In each of the no redemption, illustrative redemption, contractual maximum redemption and minimum cash condition waiver scenarios as described below, the residual equity value owned by non-redeeming stockholders, taking into account the respective redemption amounts, is assumed to remain the deemed value of $10.00 per share as illustrated in the sensitivity table below. As a result of such redemption amounts and the assumed $10.00 per share value, the implied total equity value of New Leafly, assuming no dilution from any Additional Dilution Sources, would be (a) $484,802,240 in the no redemption scenario, (b) $453,470,590 in the illustrative redemption scenario, (c) $422,138,930 in the contractual maximum redemption scenario and (d) $397,263,930 in the minimum cash condition waiver scenario. Additionally, the sensitivity table below sets forth the potential additional dilutive impact of each of the Additional Dilution Sources in each redemption scenario, as described further in Notes 10 through 18 below.

Redemption Sensitivity Analysis Table

Holders	No Redemption Scenario(1)	% of Total	Illustrative Redemption Scenario(2)	% of Total	Contractual Maximum Redemption Scenario(3)	% of Total	Minimum Cash Condition Waiver Scenario(4)	% of Total
Public Stockholders(5)	11,611,685	24.0%	8,478,520	18.7%	5,345,354	12.7%	2,345,354	5.9%
Merida Initial Stockholders (including Sponsor and EarlyBirdCapital)(6)	1,745,194	3.6%	1,745,194	3.8%	1,745,194	4.1%	2,257,694	5.7%
Leafly Securityholders(7)	35,123,345	72.4%	35,123,345	77.5%	35,123,345	83.2%	35,123,345	88.4%
Total Shares Outstanding Excluding Unvested Shares, Earnout Shares and Warrants	48,480,224	100%	45,347,059	100%	42,213,893	100%	39,726,393	100%
Total Equity Value Post-Redemptions	$484,802,240		$453,470,590		$422,138,930		$397,263,930
Per Share Value	$10.00		$10.00		$10.00		$10.00
Additional Dilution Sources(8)	No Redemption Scenario(1)	% of Total(9)	Illustrative Redemption Scenario(2)	% of Total(9)	Contractual Maximum Redemption Scenario(3)	% of Total(9)	Minimum Cash Condition Waiver Scenario(4)	% of Total(9)
Earnout Shares(10)	6,000,000	11.0%	6,000,000	11.7%	6,000,000	12.4%	6,000,000	13.1%
New Leafly Stock Options(11)	3,646,801	7.0%	3,646,801	7.4%	3,646,801	8.0%	3,646,801	8.4%
Merida Warrants
Warrants(12)	6,500,776	11.8%	6,500,776	12.5%	6,500,776	13.3%	6,500,776	14.1%
Private Warrants(13)	3,950,311	7.5%	3,950,311	8.0%	3,950,311	8.6%	3,950,311	9.0%
Equity Incentive Plans
2018 Plan(14)	193,860	0.4%	193,860	0.4%	193,860	0.5%	193,860	0.5%
2021 Plan(15)	5,232,089	9.7%	4,918,772	9.8%	4,605,455	9.8%	4,356,705	9.9%
ESPP(16)	1,308,022	2.6%	1,229,693	2.6%	1,151,364	2.7%	1,089,176	2.7%
Sponsor Shares Subject to Vesting(17)	1,625,194	3.2%	1,625,194	3.5%	1,625,194	3.7%	2,112,694	5.0%
Total Additional Dilutive Sources(18)	28,457,053	37.0%	28,065,407	38.2%	27,673,761	39.6%	27,850,323	41.2%

____________

(1)      This scenario assumes that no additional Common Stock is redeemed by the public stockholders (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

(2)      This scenario assumes that approximately 4,523,032 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination) are redeemed by the public stockholders.

(3)      This scenario assumes that approximately 7,656,198 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination) are redeemed by the public stockholders, which, based on the amount of $130,204,375 in the trust account as of September 30, 2021, represents the maximum amount of redemptions that would still enable Merida to have sufficient cash to satisfy the minimum cash condition in the Merger Agreement.

(4)      This scenario assumes that (a) Leafly waives the Minimum Cash Condition in the Merger Agreement, (b) the public stockholders redeem 10,656,198 shares of Common Stock (including the 1,389,867 shares of Common Stock that were redeemed in connection with Merida’s submission of a proposal to extend the date by which Merida has to consummate a business combination), (c) 1,137,694 sponsor shares vest pursuant to the Stock Escrow Agreement at Closing, and (d) the Sponsor purchases 1,000,000 shares of Common Stock pursuant to the Financing Commitment (which are reflected in the row titled “Merida Initial Stockholders (including Sponsor and EarlyBirdCapital”). While this scenario assumes 10,656,198 shares will be redeemed by public stockholders, the Merger Agreement does not preclude Leafly from waiving the Minimum Cash Condition if additional shares are redeemed. As certain stockholders of Merida have agreed not to redeem 590,000 shares of Common Stock pursuant to the Non-Redemption Agreements, the maximum number of shares that could be redeemed is 12,411,552 shares of Common Stock (inclusive of the 1,389,867 shares of Common Stock that were redeemed on or prior to October 29, 2021); provided, however, in such event contractual obligations in the Financing Commitment would require the Sponsor to purchase an additional 1,000,000 shares of Common Stock. For more information regarding the Non-Redemption Agreements and Financing Commitment see the sections titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Non-Redemption Agreements” and “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Sponsor Financing Commitment,” respectively.

(5)      This row does not include the 3,250,388 shares of Common Stock that were issued to the Merida initial stockholders prior to Merida’s initial public offering and does not include the 120,000 Representative Shares.

(6)      This row assumes zero Forfeited Shares. Additionally, this row assumes that (a) of the 3,250,388 sponsor shares, 1,625,194 sponsor shares will vest upon the closing of the Mergers and (b) all 120,000 Representative Shares vest upon the closing of the Mergers in each of the no redemption scenario, the illustrative redemption scenario and the contractual maximum redemption scenario. In the minimum cash condition waiver scenario, this row assumes that (x) 1,137,694 sponsor shares will vest upon the closing of the Mergers, (y) all 120,000 Representative Shares vest upon the closing of the Mergers and (z) the Sponsor will purchase 1,000,000 shares of Common Stock in accordance with the Financing Commitment. In each scenario, the remaining unvested shares will remain subject to vesting. For more information regarding the vesting provisions of the Stock Escrow Amendment see the section titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Sponsor Agreement and Stock Escrow Amendment.”

(7)      This row assumes the conversion of all outstanding Leafly notes into New Leafly Common Stock in connection with the consummation of the Business Combination (and assuming the Business Combination closes in the fourth quarter of 2021). This row excludes New Leafly stock options and up to 6,000,000 of Earnout Shares that are issuable to Leafly securityholders and participants upon the realization of all of the triggering events in the Earnout Plan.

(8)      All share numbers and percentages for the Additional Dilution Sources are presented without the potential reduction of any amounts paid by the holders of the given Additional Dilution Sources and therefore may overstate the presentation of dilution.

(9)      The Percentage of Total with respect to each Additional Dilution Source set forth below, including the Total Additional Dilutive Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in both the numerator and denominator. For example, in the illustrative redemption scenario, the Percentage of Total with respect to the Earnout Shares would be calculated as follows: (a) 6,000,000 shares issued pursuant to the Earnout Plan; divided by (b) (i) 45,347,059 shares (the number of shares outstanding prior to any issuance pursuant to the Earnout Plan) plus (ii) 6,000,000 shares issued pursuant to the Earnout Plan.

(10)    This row assumes all 6,000,000 Earnout Shares are issued to Leafly securityholders and participants.

(11)    This row assumes exercise of all New Leafly stock options for 3,646,801 shares of New Leafly Common Stock on a gross basis (based on the outstanding options of Leafly as of September 30, 2021 and assuming the Business Combination closes in the fourth quarter of 2021).

(12)    This row assumes exercise of all Warrants to purchase 6,500,776 shares of New Leafly Common Stock (following the reclassification of Common Stock to New Leafly Common Stock upon the effectiveness of the Proposed Charter) and does not assume any buyback of Common Stock by New Leafly.

(13)    This row assumes exercise of all Private Warrants to purchase 3,950,311 shares of New Leafly Common Stock (following the reclassification of Common Stock to New Leafly Common Stock upon the effectiveness of the Proposed Charter) and does not assume any buyback of Common Stock by New Leafly.

(14)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan, which equals 193,860 shares.

(15)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the 2021 Plan, (10.0% of the sum of (x) the number of outstanding shares of New Leafly Common Stock following the consummation of the Business Combination, (y) each share of New Leafly Common Stock underlying the New Leafly stock options and (z) all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan), which equals 5,232,089 shares of New Leafly Common Stock in the no redemption scenario, 4,918,772 shares of New Leafly Common Stock in the illustrative redemption scenario, 4,605,455 shares of New Leafly Common Stock in the contractual maximum redemption scenario or 4,356,705 shares of New Leafly Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

(16)    This row assumes the issuance of all shares of New Leafly Common Stock reserved for issuance under the ESPP, (2.5% of the sum of (x) the number of outstanding shares of New Leafly Common Stock following the consummation of the Business Combination, (y) each share of New Leafly Common Stock underlying the New Leafly stock options and (z) all shares of New Leafly Common Stock reserved for issuance under the 2018 Plan), which equals 1,308,022 shares of New Leafly Common Stock in the no redemption scenario, 1,229,693 shares of New Leafly Common Stock in the illustrative redemption scenario, 1,151,364 shares of New Leafly Common Stock in the contractual maximum redemption scenario or 1,089,176 shares of New Leafly Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

(17)    This row assumes zero Forfeited Shares. Additionally, this row assumes that of each of the remaining outstanding sponsor shares vest in accordance with the provisions of the Stock Escrow Agreement, resulting in 1,625,194 shares of Common Stock vesting in each of the no redemption scenario, the illustrative redemption scenario and the contractual maximum redemption scenario. In the minimum cash condition waiver scenario, this row assumes that each of the remaining 2,112,694 sponsor shares will vest in accordance with the provisions of the Stock Escrow Agreement.

(18)    This row assumes the issuance of all shares of Common Stock in connection with each of the Additional Dilution Sources, as described further in Notes 10 through 17 above, which equals 28,457,053 shares of Common Stock in the no redemption scenario, 28,065,407 shares of Common Stock in the illustrative redemption scenario, 27,673,761 shares of Common Stock in the contractual maximum redemption scenario or 27,850,323 shares of Common Stock in the minimum cash condition waiver scenario, in each case, following the consummation of the Business Combination.

The foregoing table is provided for illustrative purposes only and there can be no assurance that the New Leafly Common Stock will trade at the illustrative per share values set forth therein, regardless of the levels of redemption.

The issuance of additional shares of New Leafly Common Stock (or other equity securities of equal or senior rank), including through any of the foregoing, could have the following effects for holders of public shares who elect not to redeem their shares:

•        your proportionate ownership interest in New Leafly will decrease;

•        the relative voting strength of each previously outstanding share of New Leafly Common Stock will be diminished; or

•        the market price of New Leafly Common Stock and the Warrants may decline.

For more information, please see the section titled “Comparative Per Share Data.”

If Merida is unable to complete the Business Combination with Leafly or another business combination by December 31, 2021 (or such later date as may be approved by Merida’s stockholders), Merida will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against Merida and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

Under the terms of Merida’s Existing Charter, Merida must complete the Business Combination with Leafly or another business combination by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to its Existing Charter), or Merida must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against Merida. Although Merida has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court would uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of Merida’s public stockholders. If Merida is unable to complete a business combination within the required time period, the Sponsor has agreed that it will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Merida for services rendered or contracted for or products sold to Merida. However, the Sponsor may not be able to meet such obligation as its only assets are securities of Merida. Therefore, the per-share distribution from the trust account in such a situation may be less than $10.00 due to such claims.

Additionally, if Merida is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Merida otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, Merida may not be able to return to its public stockholders at least $10.00 per share.

Merida’s stockholders may be held liable for claims by third parties against Merida to the extent of distributions received by them.

If Merida is unable to complete the Business Combination with Leafly or another business combination within the required time period, Merida will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the trust account, net of interest that may be used by Merida to pay its tax obligations, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (c) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, dissolve and liquidate, subject in the case of clauses “(b)” and “(c)”, to Merida’s obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. Merida cannot assure you that it will properly assess all claims that may potentially be brought against Merida. As such, Merida’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Merida cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by Merida.

If Merida is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor, creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Merida’s stockholders. Furthermore, because Merida intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, Merida’s board of directors may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, thereby exposing itself and Leafly to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Merida cannot assure you that claims will not be brought against it for these reasons.

Merida may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Merida’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect Merida’s and Leafly’s respective businesses, financial condition and results of operation.

Activities taken by existing Merida stockholders to increase the likelihood of approval of the Business Combination Proposal and the other proposals could have a depressive effect on Merida’s shares.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Merida or its securities, the Sponsor, Merida’s officers, directors and stockholders from prior to Merida’s initial public offering, Leafly or its stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire common stock of Merida or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on New Leafly Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the special meeting.

If Merida’s due diligence investigation of Leafly was inadequate, then Merida’s stockholders following the consummation of the Business Combination could lose some or all of their investment.

Even though Merida conducted a due diligence investigation of Leafly that it believed to be reasonable, it cannot be sure that this due diligence uncovered all material issues that may be present inside Leafly or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Leafly and its business and outside of its control will not later arise.

Because New Leafly will become a public reporting company by means other than a traditional underwritten initial public offering, New Leafly’s stockholders may face additional risks and uncertainties.

Because New Leafly will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of New Leafly Common Stock, and, accordingly, New Leafly’s stockholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the shares of New Leafly Common Stock, Merida’s stockholders must rely on the information included in this proxy statement/prospectus/consent solicitation statement. Although Merida performed a due diligence review and investigation of Leafly in connection with the Business Combination that it believed to be reasonable, the lack of an independent due diligence review and investigation increases the risk of investment in New Leafly because this due diligence investigation may not have uncovered facts that would be important to a potential investor.

In addition, because New Leafly will not become a public reporting company by means of at traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of New Leafly. Investment banks may also be less likely to agree to underwrite follow-on or secondary offerings on behalf of New Leafly than they might if New Leafly became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with New Leafly as a result of not having performed similar work during the initial public offering process or because of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for New Leafly Common Stock could have an adverse effect on New Leafly’s ability to develop a liquid market for New Leafly Common Stock. See “— Risks Related to the Merger — If securities analysts do not publish research or reports about New Leafly’s business or if they downgrade New Leafly’s stock or New Leafly’s sector, New Leafly’s stock price and trading volume could decline.”

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, Merida’s board of directors will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

Merida’s board of directors is seeking approval to adjourn the special meeting to a later date or dates if it is determined by the officer presiding over the special meeting that more time is necessary for Merida to consummate the Business Combination, including the Mergers. The presiding officer may present the Adjournment Proposal if, at the special meeting, Merida is unable to consummate the Business Combination for any reason. If the Adjournment Proposal is not approved, Merida’s board will not have the ability to adjourn the special meeting to a later date and, therefore, the Business Combination would not be completed. However, in addition to an adjournment of the special meeting upon approval of an Adjournment Proposal, Merida’s board of directors is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order.

SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING OF MERIDA STOCKHOLDERS

General

Merida is furnishing this proxy statement/prospectus/consent solicitation statement to Merida’s stockholders as part of the solicitation of proxies by Merida’s board of directors for use at the special meeting in lieu of an annual meeting of Merida’s stockholders. This proxy statement/prospectus/consent solicitation statement provides Merida’s stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting of stockholders will be held on [•], 2021, at 10:00 a.m. eastern time, solely over the internet by means of a live audio webcast, which may be accessed at https://www.cstproxy.com/meridamergercorpi/sm2021. Stockholders participating in the special meeting will be able to listen only and will not be able to speak during the special meeting webcast. However, in order to maintain the interactive nature of the special meeting, virtual attendees will be able to:

•        vote via the meeting web portal during the special meeting webcast; and

•        submit questions or comments to Merida’s directors and officers during the special meeting via the special meeting web portal.

Any stockholder wishing to attend the special meeting must register in advance. To register for and attend the virtual special meeting, please follow these instructions as applicable to the nature of your ownership of Common Stock:

•        Shares Held of Record.    If you are a record holder, and you wish to attend the virtual special meeting, go to https://www.cstproxy.com/meridamergercorpi/sm2021, enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Immediately prior to the start of the special meeting, you will need to log back into the meeting site using your control number. You must register before the meeting starts.

•        Shares Held in Street Name.    If you hold your shares in “street” name, which means your shares are held of record by a broker, bank or nominee, and you who wish to attend the special meeting, you must obtain a legal proxy from the stockholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the special meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the special meeting. “Street” name holders should contact Continental Stock Transfer & Trust Company on or before [•], 2021.

Stockholders will also have the option to listen to the special meeting by telephone by calling:

•        Within the United States and Canada: [•] (toll-free)

•        Outside of the United States and Canada: [•] (standard rates apply)

The passcode for telephone access: [•]#. You will not be able to vote or submit questions unless you register for and log in to the special meeting webcast as described above.

Purpose of the Merida Special Meeting

At the special meeting, Merida is asking holders of Common Stock to:

•        consider and vote upon a proposal to approve the Merger Agreement and the Mergers, including (a) the Initial Merger of Merger Sub I with and into Leafly, with Leafly surviving as a wholly owned subsidiary of Merida, and (b) immediately following the Initial Merger and as part of a single integrated transaction with the Initial Merger, the Final Merger of Leafly with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Merida (the Business Combination Proposal);

•        consider and vote upon a proposal, as required by the rules of the Nasdaq Stock Market, to approve (a) the issuance of shares of Common Stock in the Mergers in an amount greater than 20% of the number of shares of Common Stock outstanding before such issuances and (b) the issuance of shares of Common Stock resulting in a change of control of Merida (the Nasdaq Proposal);

•        consider and vote upon a proposal to adopt the Proposed Charter, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex B hereto (the Charter Amendment Proposal);

•        consider and vote upon separate proposals to approve, on a non-binding, advisory basis and in accordance with SEC requirements, the following governance provisions of the Proposed Charter, to: (a) increase the number of shares of common stock that New Leafly is authorized to issue from 50,000,000 shares to 200,000,000 shares and increase the number of shares of preferred stock that New Leafly is authorized to issue from 1,000,000 shares to 5,000,000 shares; (b) require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock following the consummation of the Mergers, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity, and amendments; (c) eliminate the ability of stockholders to act by written consent; and (d) provide that special meetings of stockholders may only be called by the board of directors, chairman of the board, or chief executive officer of New Leafly, subject to the rights of the holders of any outstanding series of preferred stock (the Governance Proposals). A copy of the Proposed Charter effectuating the foregoing amendments is attached to this proxy statement/prospectus/consent solicitation statement as Annex B. See the section entitled “Proposal No. 4 — The Governance Proposals.”

•        elect the director nominee identified in this proxy statement/prospectus/consent solicitation statement to Merida’s board of directors until the 2024 annual meeting of stockholders, and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation, or removal (the Director Election Proposal);

•        consider and vote upon a proposal to approve the 2021 Plan, which is an incentive compensation plan for employees and other service providers of New Leafly and its subsidiaries (the Incentive Plan Proposal);

•        consider and vote upon a proposal to approve the ESPP, which provides for employees and other service providers of New Leafly and its subsidiaries, to purchase shares of Common Stock (the ESPP Proposal);

•        consider and vote upon a proposal to approve the Earnout Plan (the Earnout Plan Proposal); and

•        consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by Merida and Leafly that additional time is necessary to complete the Mergers for any reason (the Adjournment Proposal).

Recommendation of Merida Board of Directors

Merida’s board of directors has determined that the Business Combination is fair to and in the best interests of Merida and its stockholders and approved the Business Combination. Merida’s board of directors recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Charter Amendment Proposal, “FOR” each of the non-binding Governance Proposals, “FOR” the election of the director nominee identified in the Director Election Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Earnout Plan Proposal, and “FOR” the Adjournment Proposal, if presented at the special meeting.

Record Date; Persons Entitled to Vote

Merida has fixed the close of business on November 9, 2021 as the “record date” for determining Merida stockholders entitled to notice of, and to attend and vote at, the special meeting. As of the close of business on November 9, 2021, there were 14,982,073 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote at the special meeting.

Pursuant to agreements with Merida and Leafly, the 3,250,388 sponsor shares held by the Sponsor and any Common Stock acquired by the Sponsor and Merida’s officers and directors in the aftermarket, will be voted in favor of the Business Combination Proposal. The Sponsor has also indicated its intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the five nominees identified in this proxy statement/prospectus/consent solicitation statement to serve as directors of Merida. In addition to the shares of Common Stock held by the Sponsor and Merida’s officers and directors, Merida would need 4,240,650 public shares, or approximately 36.5%, of the 11,611,685 remaining public shares sold in Merida’s initial public offering (after giving effect to the redemption of 1,389,867 shares of Common Stock in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination) to be voted in favor of the Business Combination Proposal in order for it to be approved (assuming all outstanding shares are voted on the proposal). If the minimum number of shares representing a quorum of shares of Common Stock is present at the special meeting, Merida would need only 495,131 public shares, or approximately 4.3% of the public shares to be voted in favor of the Business Combination Proposal in order for it to be approved.

Quorum and Vote of Merida Stockholders

A quorum of Merida stockholders is necessary to hold a valid meeting. A quorum will be present at the Merida special meeting if a majority of the outstanding shares entitled to vote at the special meeting are represented by attendance through the meeting web portal or by proxy. Abstentions will count as present for the purposes of establishing a quorum. Additionally, because the matters to be voted on by stockholders includes a “routine proposal” (namely, the Adjournment Proposal), broker non-votes will also count as present for the purposes of establishing a quorum.

The proposals presented at the special meeting will require the following votes:

•        The Business Combination Proposal.    The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present and entitled to vote at the special meeting to approve the Business Combination. Abstentions will have the same effect as a vote “against” the Business Combination Proposal, because an abstention represents a share present and entitled to vote. Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Business Combination Proposal. The Business Combination will not be consummated if Merida has less than $5,000,001 of net tangible assets immediately prior to or upon consummation of the Business Combination.

•        The Nasdaq Proposal.    The approval of the Nasdaq Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Nasdaq Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Nasdaq Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Nasdaq Proposal.

•        The Charter Amendment Proposal.    The approval of the Charter Amendment Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock on the record date. Abstentions will have the same effect as a vote “against” the Charter Amendment Proposal. The Charter Amendment Proposal is considered a non-routine proposal, and, accordingly, brokers are not entitled to vote on the proposal without receiving voting instructions, and broker non-votes will have the same effect as a vote “against” such proposal.

•        The Governance Proposals.    The approval of each of the non-binding, advisory Governance Proposals will require the affirmative vote of the holders of a majority of the Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Governance Proposals because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Governance Proposals absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Governance Proposals. As discussed in more detail in the section titled “The Governance Proposals,” a vote to approve each Governance Proposal is an advisory vote and therefore is not binding on Merida. Accordingly, regardless of the outcome of the non-binding advisory vote, if the Charter Amendment Proposal is approved and the Mergers are consummated, Merida will adopt the Proposed Charter.

•        The Director Election Proposal.    The election of directors requires a plurality of the votes cast at the special meeting. A plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors (even if they receive less than a majority of the votes cast). Consequently, because this is an uncontested election, if the director nominee receives at least one vote “FOR,” the director nominee will be elected as a director. Brokers are not entitled to vote on the Director Election Proposal absent voting instructions from the beneficial holder because the Director Election Proposal is considered “non-routine” and, accordingly, broker non-votes will have no effect with respect to the Director Election Proposal.

•        The Incentive Plan Proposal.    The approval of the Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Incentive Plan Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Incentive Plan Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Incentive Plan Proposal.

•        The ESPP Proposal.    The approval of the ESPP Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the ESPP Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the ESPP Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the ESPP Proposal.

•        The Earnout Plan Proposal.    The approval of the Earnout Plan Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Earnout Plan Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Earnout Plan Proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Earnout Plan Proposal.

•        The Adjournment Proposal.    The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Adjournment Proposal because an abstention represents a share entitled to vote. Brokers are entitled to vote on the Adjournment Proposal absent voting instructions from the beneficial holder because the proposal is considered “routine”. Consequently, broker non-votes will have the same effect as a vote “against” the Adjournment Proposal.

Voting Your Shares

Each share of Common Stock that you own in your name entitles you to one vote. If you are a stockholder of record, your proxy card shows the number of shares of Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you are a stockholder of record, there are two ways to vote your shares of Common Stock at the special meeting:

•        You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Merida’s board of directors “FOR” the Business Combination Proposal, the Charter Amendment Proposal, each of the Governance Proposals, the election of the director nominee identified in the Director Election Proposal, the Incentive Plan Proposal, the ESPP proposal, the Earnout Plan Proposal, and the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the special meeting will not be counted.

•        You Can Attend the Virtual Special Meeting and Vote Online.    Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the special meeting will be a virtual meeting. You may vote by attending the special meeting as described above and submitting a ballot via the special meeting web portal.

If you hold your shares in “street name” you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares by returning a completed, signed and dated voter instruction card. If you wish to attend the virtual special meeting and vote through the meeting web portal during the special meeting webcast, you must obtain a legal proxy from your broker, bank or nominee. That is the only way Merida can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a stockholder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Merida’s transfer agent in writing before the special meeting that you have revoked your proxy; or

•        you may attend the virtual special meeting and submit a ballot through the special meeting web portal during the special meeting webcast, as indicated above.

If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Common Stock, you may call Morrow Sodali LLC, Merida’s proxy solicitor, at (800) 662-5200.

Redemption Rights

Any holder of public shares may seek to redeem their shares for cash in connection with the Business Combination. Holders of public shares are not required to affirmatively vote on the Business Combination Proposal or be holders of public shares on the record date in order to exercise redemption rights with respect to such public shares. Any stockholder holding public shares may exercise redemption rights which will result in them receiving a full pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the trust account, net of interest that may be used by Merida to pay its tax obligations, which, for illustrative purposes, was approximately $10.01 per share as of November 9, 2021, the record date. If a holder seeks redemption of their shares as described in this section and the Business Combination is consummated, Merida will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination.

At the time of Merida’s initial public offering, as a condition to its purchase of sponsor shares for an aggregate purchase price of $25,000, the Sponsor waived its redemption rights in connection with the completion of Merida’s initial business combination for no additional consideration. Merida’s officers and directors also waived their redemption rights for no additional consideration with respect to any shares of Common Stock owned by them, directly or indirectly, in insider letters they entered into at the time of the initial public offering.

Merida stockholders who seek to have their public shares redeemed must deliver their shares, either physically or electronically using The Depository Trust Company’s DWAC System, to Merida’s transfer agent no later than two business days prior to the special meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their shares.

Any request to have such shares redeemed, once made, may be withdrawn at any time prior to the special meeting, or with Merida’s consent prior to the completion of the Business Combination. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then Merida’s public stockholders who elected to exercise their redemption rights will not be entitled to have their shares redeemed. In such case, Merida will promptly return any shares delivered by public stockholders.

The closing price of the Common Stock on November 9, 2021, the record date, was $10.49. The cash held in the trust account on such date less taxes payable was approximately $116.3 million (approximately $10.01 per public share). Prior to exercising redemption rights, stockholders should verify the market price of the Common Stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Merida cannot assure its stockholders that they will be able to sell their Common Stock in the after-market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of Common Stock for cash and will no longer own those shares.

Dissenters’ Rights

Merida

None of Merida’s stockholders or warrant holders have appraisal rights in connection with the Business Combination under Delaware law.

Leafly

Pursuant to Chapter 23B.13 of the WBCA, Leafly shareholders who comply with the applicable requirements of Chapter 23B.13 of the WBCA and do not otherwise fail to perfect, waive, withdraw or lose the dissenters’ rights under Washington law have the right to dissent and receive the fair value of their shares of Leafly Stock (plus accrued interest) if the Mergers are completed. The “fair value” of the shares of Leafly Stock will be determined by Leafly in accordance with the procedures set forth in Chapter 23B.13 of the WCBA (or by a court of competent jurisdiction in accordance with the procedures set forth in Chapter 23B.13 of the WCBA) and may be more or less than, or the same as, the value of the consideration that a holder of shares of Leafly Stock would otherwise be entitled to receive under the Merger Agreement. Leafly shareholders who do not consent to the approval of the Merger Agreement and who wish to preserve their dissenters’ rights must so advise Leafly by submitting a written notice of intent to demand payment to Leafly, and must otherwise precisely follow the procedures prescribed by Chapter 23B.13 of the WBCA. Failure to follow any of the statutory procedures set forth in Chapter 23B.13 of the WBCA will result in the loss or waiver of dissenters’ rights under Washington law. In view of the complexity of Chapter 23B.13 of the WBCA, Leafly shareholders who may wish to pursue dissenters’ rights should consult their legal and financial advisors. For additional information on dissenters’ rights available to Leafly shareholders, see the section entitled “Dissenters’ Rights.”

Proxy Solicitation Costs

Merida is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Merida and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Merida will bear the cost of this solicitation.

Merida has hired Morrow Sodali LLC to assist in the proxy solicitation process. Merida will pay that firm a fee of $25,000 plus disbursements.

Merida will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Merida will reimburse them for their reasonable expenses.

Merida’s Sponsor and Officers and Directors

The Sponsor, which is an affiliate of certain of Merida’s officers and directors, beneficially owns and is entitled to vote an aggregate of approximately 21.7% of the outstanding Common Stock. The Sponsor has agreed to vote its shares in favor of the Business Combination Proposal and has indicated their intention to vote in favor of the other proposals being presented at the special meeting and in favor of the election of the five nominees identified in this proxy statement/prospectus/consent solicitation statement to serve as directors of New Leafly. In addition to the shares of Common Stock held by the Sponsor, Merida would need 4,240,650 public shares, or approximately 36.5%, of the 11,611,685 remaining public shares sold in Merida’s initial public offering (after giving effect to the redemption of 1,389,867 shares of Common Stock in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination) to be voted in favor of the Business Combination Proposal in order for it to be approved (assuming all outstanding shares are voted on the proposal). If the minimum number of shares representing a quorum of shares of Common Stock is present at the special meeting, Merida would need only 495,131 public shares, or approximately 4.3% of the public shares to be voted in favor of the Business Combination Proposal in order for it to be approved.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Sponsor Agreement, which provides that (a) at the Closing, the Forfeited Shares will be forfeited by the Sponsor and cancelled by Merida, (b) the parties will enter into the Stock Escrow Amendment, and (c) the sponsor shares will be subject to transfer restrictions for a period of 180 days following the completion of the Business Combination.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Stock Escrow Amendment providing that, following the Closing, after giving effect to the forfeiture of the Forfeited Shares, the Net Sponsor Shares will remain in escrow and be released from escrow as follows (a) fifty percent of the Net Sponsor Shares will be released from escrow on the Closing Date in the event that the Minimum Cash Condition is satisfied (with a reduced number of shares to be released based on the cash actually delivered by Merida on the Closing Date in the event that Leafly waives compliance with the Minimum Cash Condition), (b) twenty-five percent of the Net Sponsor Shares will be released from escrow upon the occurrence of the First Price Triggering Event, (c) all of the sponsor shares then held in escrow will be released from escrow upon the occurrence of the Second Price Triggering Event, and (d) if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the applicable per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when sponsor shares are held in escrow, then immediately prior to the consummation of such Change of Control (i) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (ii) the applicable Net Sponsor Shares will be released from escrow. On the business day following the end of the Second Earn Out Period, all sponsor shares not released from escrow will be forfeited and cancelled.

Concurrently with the execution of the Merger Agreement, Merida, the Sponsor, and Leafly entered into the Financing Commitment, pursuant to which the Sponsor agreed to subscribe for and purchase up to $10 million of shares of Common Stock, at a price per share not to exceed $10.00, in the event that the Minimum Cash Condition would not be satisfied as of immediately prior to the Effective Time.

Additionally, entities affiliated with the Sponsor and certain directors of Merida purchased an aggregate principal amount of $15 million of Notes. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger, and as part of the Initial Merger will be converted into New Leafly Common Stock. However, because the aggregate Merger Consideration is a set amount and the holders of each outstanding share of Leafly Common Stock immediately prior to the Initial Merger, including any Leafly Common Stock issued upon conversion of the Notes, are entitled to a pro-rata share of the Merger Consideration, the conversion of the Notes will not impact the dilution to holders of Merida Public Shares that do not exercise redemption rights in connection with the Business Combination because the same aggregate number of shares of New Leafly Common Stock will be issued irrespective of the conversion. If the Business Combination is not consummated, such Notes will remain investments in Leafly. The Notes bear interest at a rate of 8% per annum and mature on the 18-month anniversary of issuance if not converted earlier as described above. The conversion price for the Notes includes a 20% discount of the price per share of the securities issued in the next financing or the value of shares of Leafly capital stock in certain liquidity transactions, including the Business Combination.

At the Closing, Merida, Leafly, the Sponsor and its permitted transferees, EBC, the representative of the underwriters of Merida’s initial public offering, and its permitted transferees, and certain shareholders of Leafly will enter into the Amended and Restated Registration Rights Agreement, pursuant to which such persons will be granted customary demand and piggy-back registration rights with respect to the shares of New Leafly Common Stock and Warrants beneficially held by them, directly or indirectly.

At any time prior to the special meeting, during a period when they are not in possession of any material nonpublic information regarding Merida or its securities, the Sponsor, Merida’s officers and directors, Leafly or Leafly’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who elect to convert, or indicate an intention to convert, their public shares into a pro rata portion of the trust account, or they may execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Common Stock, to vote their shares in favor of the Business Combination Proposal or to refrain from exercising their redemption rights. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the holders of a majority of the outstanding shares present and entitled to vote at the special meeting to approve the Business Combination Proposal vote in its favor and that the conditions to the closing of the Mergers (such as the condition that the New Leafly Common Stock be listed on Nasdaq) otherwise will be met, where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus/consent solicitation statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Merida initial stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on New Leafly Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the then-current market price and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the special meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and the other proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that the conditions to the closing of the Mergers (such as the condition that the New Leafly Common Stock be listed on Nasdaq) would be met.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus/consent solicitation statement. Merida will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

LEAFLY SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation

You are being asked to deliver a written consent to (a) approve the Merger Agreement and the Business Combination, including the Mergers, and (b) approve, on a non-binding advisory basis, each of the amendments described in Proposal No. 4 of this proxy statement/prospectus/consent solicitation statement.

The Leafly board of directors has unanimously declared that the Merger Agreement and the Business Combination, including the Mergers and the amendments described in Proposal No. 4 of this proxy statement/prospectus/consent solicitation statement, are advisable, fair to and in the best interests of Leafly and its shareholders, authorized, approved and adopted the Merger Agreement and approved the Business Combination, including the Mergers, and recommended that Leafly shareholders approve the Merger Agreement and the Business Combination, including the Mergers.

Accordingly, the Leafly board of directors recommends that you (a) approve the Merger Agreement and the Business Combination, including the Mergers, and (b) approve, on a non-binding advisory basis, each of the amendments described in Proposal No. 4 of this proxy statement/prospectus/consent solicitation statement by executing and delivering the enclosed written consent.

Record Date

[•], 2021, the day before the first notice of this consent solicitation is delivered to Leafly’s shareholders, will be the Leafly record date for determining the Leafly shareholders entitled to sign and deliver written consents with respect to the Merger Agreement and the Business Combination, including the Mergers.

Leafly Shareholders Entitled to Consent

Only Leafly shareholders of record holding shares of Leafly Stock as of the close of business on the Leafly record date are entitled to sign and deliver written consents with respect to the Merger Agreement and the Business Combination, including the Mergers.

As of the close of business on the Leafly record date, there will be approximately (a) [•] shares of Leafly Common Stock outstanding, consisting of [•] shares of Leafly Class 1 Common Stock, [•] shares of Leafly Class 2 Common Stock, and [•] shares of Leafly Class 3 Common Stock, and (b) [•] shares of Leafly Preferred Stock outstanding.

Consents; Required Consents

Approval of the Merger Agreement requires the approval of (a) the holders of a majority of the outstanding shares of the Leafly Class 1 Common Stock, voting together as a single class, (b) the holders of a majority of the outstanding shares of the Leafly Preferred Stock, voting together as a single class, and (c) the holders of a majority of the outstanding shares of Leafly Class 1 Common Stock, Leafly Class 2 Common Stock and Leafly Preferred Stock (on an as-converted basis), voting together as a single class.

Concurrently with the execution of the Merger Agreement, Merida, First Merger Sub, and Second Merger Sub entered into Support Agreements with the Support Shareholders. The Support Shareholders beneficially own an aggregate of 100% of the outstanding voting power of Leafly Class 1 Common Stock as of the date of the Merger Agreement, which shares would be sufficient to approve the Merger Agreement and the Business Combination, including the Mergers. Pursuant to the Support Agreements, the Support Shareholders agreed to comply with certain covenants relating to non-solicitation and not to transfer any of the Leafly Common Stock and Leafly Preferred Stock held by them. The Support Shareholders also agreed to vote all of their Leafly Common Stock and Leafly Preferred Stock (a) in favor of the Merger Agreement and the Business Combination, including the Mergers, and any other matters necessary or reasonably requested by Leafly in connection with the consummation of the Business Combination; provided, that if Leafly’s board of directors changes or modifies its recommendation to the Leafly shareholders to approve the Merger Agreement and approve the Business Combination, including the Mergers, the number of shares of Leafly Common Stock and or Leafly Preferred Stock that such shareholder shall be committed to vote shall decrease (on a pro rata basis) to a number of shares that, when aggregated with the number of shares of Leafly Stock that other Leafly shareholders (other than Merida) are obligated to vote pursuant to the Support

Agreements, shall not exceed 40.00% of the voting power of the outstanding shares of Leafly Stock, (b) against any proposal, offer, or submission with respect to the merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, or winding up of Leafly other than the Merger Agreement and Business Combination, including the Mergers, and (c) against any proposal, action, or agreement that would result in a breach of any covenant, representation or warranty of such shareholder contained in the Support Agreement, result in a breach of any covenant, representation, or warranty of Leafly, result in the failure of any conditions in the Merger Agreement, or change in any manner the voting rights of any class of equity securities of Leafly.

The delivery of the written consent by each of the Support Shareholders pursuant to the Support Agreements will be sufficient to approve the Merger Agreement and the Business Combination, including the Mergers, unless the Leafly board of directors changes its recommendation to its shareholders to approve the Merger Agreement in accordance with the terms of the Merger Agreement. For a more detailed description of the Support Agreements, see the section titled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Leafly Shareholder Support Agreement.”

Submission of Consents

Morrow Sodali LLC will email each Leafly shareholder who is a Leafly shareholder as of the close of business on the Leafly record date information on how to access https://www.cstproxy.com/meridamergercorpi/sm2021 on or about [•], 2021.

If you hold shares of Leafly Stock as of the close of business on the Leafly record date, you may consent to the approval of the Merger Agreement and the Business Combination, including the Mergers, with respect to your shares of Leafly Stock by executing the written consent and returning it to Morrow Sodali LLC by emailing a .pdf copy to Leafly.info@investor.morrowsodali.com or by mailing it to Morrow Sodali LLC at 333 Ludlow Street, 5th floor, South Tower, Stamford, CT 06902.

You are urged to execute the written consent and return it to Morrow Sodali LLC by the Target Date, which is currently [•], eastern time, on [•], 2021. The Target Date is the date on which Leafly expects to receive the written consents of each Support Shareholder under the Support Agreements. Leafly reserves the right to extend the final date for the receipt of written consents beyond the Target Date; provided that Merida must consent to any such extension, because Merida will have the right to terminate the Merger Agreement if Leafly fails to deliver written consents to Merida by the Target Date. Any such extension may be made without notice to Leafly shareholders. Once a sufficient number of consents to approve the Merger Agreement have been received, the consent solicitation will conclude. The delivery of the written consent by each of the Support Shareholders pursuant to the Support Agreements will be sufficient to approve the Merger Agreement and the Business Combination, including the Mergers, unless the Leafly board of directors changes its recommendation to its shareholders to approve the Merger Agreement in accordance with the terms of the Merger Agreement.

Executing Consents; Revocation of Consents

You may execute a written consent to approve the Merger Agreement and the Business Combination, including the Mergers. A written consent to approve the Merger Agreement and the Business Combination, including the Mergers, is equivalent to a vote for such proposal. If you fail to execute and submit your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Merger Agreement and the Business Combination, including the Mergers.

A written consent to approve the Merger Agreement and the Business Combination, including the Mergers, that is properly executed and submitted will be irrevocable.

Solicitation of Consents; Expenses

The expense of preparing and administering these consent solicitation materials is being borne by Leafly. Officers and employees of Leafly may solicit consents by telephone and personally. Officers and employees of Leafly will receive their regular salaries but no special compensation for soliciting consents. In addition, Leafly has retained Morrow Sodali LLC to assist in the solicitation of consents for a base fee of approximately $8,500, plus document delivery and collection expenses.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement/prospectus/consent solicitation statement of the Business Combination and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation statement.

Structure of the Mergers

The Merger Agreement provides for, among other things, (a) the Initial Merger of Merger Sub I with and into Leafly, with Leafly surviving as a wholly owned subsidiary of Merida, and (b) following the Initial Merger and as part of a single integrated transaction with the Initial Merger, the Final Merger of Leafly with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Merida.

Consideration to Leafly Securityholders and Earnout Plan Participants

Pursuant to the Merger Agreement, at the time of the Initial Merger, (a) each issued and outstanding share of Leafly Common Stock (including shares of Leafly Common Stock issued upon conversion of the Notes) will be automatically converted into the right to receive a number of Merger Shares equal to the Exchange Ratio and (b) each issued and outstanding share of Leafly Preferred Stock will be automatically converted into the right to receive a number of Merger Shares equal to the Exchange Ratio multiplied by the number of shares of Leafly Common Stock issuable upon conversion of such shares of Leafly Preferred Stock. As of September 30, 2021, we estimate that the Exchange Ratio will be 0.3275.

Additionally, following the completion of the Mergers, the holders of Leafly Common Stock, Leafly Preferred Stock, and Participants will have the contingent right to receive up to an aggregate of 6,000,000 Earnout Shares as follows:

•        3,000,000 shares of New Leafly Common Stock (“First Earnout Shares”) upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event; provided, that if the First Price Triggering Event has not occurred prior to the date that New Leafly files its annual report on Form 10-K for the year ending December 31, 2022 and New Leafly’s gross revenue (“Gross Revenue”) for the year ending December 31, 2022 as set forth in New Leafly’s audited income statement included in New Leafly’s annual report on Form 10-K filed with the SEC is less than $65,000,000 but equals or exceeds $58,500,000 (which is 90% of the revenue required in the First Revenue Triggering Event), New Leafly shall make a one-time issuance of such number of Earnout Shares (not to exceed 3,000,000 Earnout Shares) equal to the product of (a) the First Earnout Shares and (b) the quotient of New Leafly’s Gross Revenue for the year ending December 31, 2022, divided by $65,000,000 (such number of shares, the “Partial First Earnout Shares”); provided, further, that if the First Price Triggering Event occurs following the issuance of the Partial First Earnout Shares, New Leafly shall issue the remaining First Earnout Shares.

•        3,000,000 shares of New Leafly Common Stock (“Second Earnout Shares”) upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event; provided, that if the Second Price Triggering Event has not occurred prior to the date that New Leafly files its annual report on Form 10-K for the year ending December 31, 2022 and New Leafly’s Gross Revenue for the year ending December 31, 2023 as set forth in New Leafly’s audited income statement included in New Leafly’s annual report on Form 10-K filed with the SEC is less than $101,000,000 but equals or exceeds $90,900,000 (which is 90% of the revenue required in the Second Revenue Triggering Event), New Leafly shall make a one-time issuance of such number of Earnout Shares (not to exceed 3,000,000 Earnout Shares) equal to the product of (a) the Second Earnout Shares and (b) the quotient of New Leafly’s Gross Revenue for the year ending December 31, 2023, divided by $101,000,000 (such number of shares, the “Partial Second Earnout Shares”); provided, further, that if the Second Price Triggering Event occurs following the issuance of the Partial Second Earnout Shares, New Leafly shall issue the remaining Second Earnout Shares.

In the event that the Second Earnout Shares are earned in full at a time when the First Earnout Shares have not been earned in full, the First Earnout Shares shall be deemed earned in full and Merida will issue to the Leafly securityholders and Participants all Earnout Shares not previously issued.

Additionally, if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when Earnout Shares are earnable, then immediately prior to the consummation of such Change of Control (a) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (b) the applicable Earnout Shares will be issued.

The following table shows the potential aggregate consideration to the holders of Leafly Common Stock, Leafly Preferred Stock, and Participants, assuming no issuance of the Earnout Shares, issuance of the first tranche of Earnout Shares, and issuance of all Earnout Shares.

	Assume No Earn Out	First Triggering Event Achieved(1)	Second Triggering Event Achieved(2)
$ Value of Merger Shares	$385,000,000	$385,000,000	$385,000,000
Merger Shares(3)	38,500,000	38,500,000	38,500,000
$ Value of Earnout Shares	$0	$30,000,000	$60,000,000
Earnout Shares	0	3,000,000	6,000,000
$ Value of Total Consideration	$385,000,000	$415,000,0000	$445,000,000
Total Shares	38,500,000	41,500,000	44,500,000

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(1)      The first triggering event will be achieved upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event.

(2)      The second triggering event will be achieved upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event. Includes a catch-up such that all Earnout Shares will be issuable upon achievement of the Second Revenue Triggering Event or Second Price Triggering Event, notwithstanding a failure to achieve the First Revenue Triggering Event or First Price Triggering Event.

(3)      The number of merger shares assumes that all outstanding stock options of Leafly are fully vested and exercised on a net exercise basis.

Pro Forma Ownership of New Leafly Upon Closing

Assuming (a) that no holder of public shares exercises their redemption rights as described in this proxy statement/prospectus/consent solicitation statement, (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021) and (e) no inclusion of the effect of outstanding warrants and options of Leafly and Merida and the issuance of the Earnout Shares, or any further financing of Merida or Leafly, immediately after the closing of the Business Combination, the former Leafly securityholders will hold approximately 72% of the issued and outstanding New Leafly Common Stock and the current public stockholders of Merida will hold approximately 24% of the issued and outstanding New Leafly Common Stock and Merida’s Sponsor will hold approximately 4% of the issued and outstanding New Leafly Common Stock.

Headquarters; Trading Symbols

After completion of the transactions contemplated by the Merger Agreement:

•        the corporate headquarters and principal executive offices of New Leafly will be located at 600 1st Ave, Ste LL20, Seattle, WA 98104; and

•        the New Leafly Common Stock and warrants are expected to be traded on Nasdaq under the symbols “LFLY” and “LFLYW”, respectively.

Sale Restrictions

All of the Merger Shares and Earnout Shares, if issued, will be subject to transfer restrictions for a period of 180 days following completion of the Business Combination. All of the sponsor shares will be held in escrow until the conditions for release are met pursuant to the Stock Escrow Amendment.

Related Agreements

Amended and Restated Registration Rights Agreement

At the Closing, Sponsor, Merida and certain securityholders of Leafly will enter into the Amended and Restated Registration Rights Agreement, pursuant to which New Leafly will be obligated to register for resale under the Securities Act, after the lapse or expiration of any transfer restrictions, lock-up, or escrow provisions which may apply, the shares of New Leafly Common Stock held by Sponsor and the securityholders of Leafly who are parties to the agreement (including those shares of Common Stock issuable upon conversion or exercise of Warrants).

Sponsor Agreement and Stock Escrow Amendment

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Sponsor Agreement, which provides that (a) at the Closing, the Forfeited Shares will be forfeited by the Sponsor and cancelled by Merida, (b) the parties will enter into the Stock Escrow Amendment, and (c) the sponsor shares will be subject to transfer restrictions for a period of 180 days following the completion of the Business Combination.

The Stock Escrow Amendment provides that, following the Closing, after giving effect to the forfeiture of the Forfeited Shares, the Net Sponsor Shares will remain in escrow and be released from escrow as follows (a) fifty percent of the Net Sponsor Shares will be released from escrow on the Closing Date in the event that the Minimum Cash Condition is satisfied (with a reduced number of shares to be released based on the cash actually delivered by Merida on the Closing Date in the event that Leafly waives compliance with the Minimum Cash Condition), (b) twenty-five percent of the Net Sponsor Shares will be released from escrow upon the occurrence of the First Price Triggering Event, (c) all of the sponsor shares then held in escrow will be released from escrow upon the occurrence of the Second Price Triggering Event, and (d) if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the applicable per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when sponsor shares are held in escrow, then immediately prior to the consummation of such Change of Control (i) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (ii) the applicable Net Sponsor Shares will be released from escrow. On the business day following the end of the Second Earn Out Period, all sponsor shares not released from escrow will be forfeited and cancelled.

Leafly Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, Merida, First Merger Sub, Second Merger Sub, and certain shareholders of Leafly entered into Support Agreements which provide for a voting agreement and lock-up, among other agreements of the shareholders. Pursuant to the Support Agreements, such shareholders agreed to comply with certain covenants relating to non-solicitation and not to transfer any of the Leafly Common Stock and Leafly Preferred Stock held by them. The shareholders also agreed to vote all of their Leafly Common Stock and Leafly Preferred Stock (a) in favor of the Merger Agreement and the Business Combination, including the Mergers, and any other matters necessary or reasonably requested by Leafly in connection with the consummation of the Business Combination; provided, that if Leafly’s board of directors changes or modifies its recommendation to the Leafly shareholders to approve the Merger Agreement and approve the Business Combination, including the Mergers, the number of shares of Leafly Common Stock and or Leafly Preferred Stock that such shareholder shall be committed to vote shall decrease (on a pro rata basis) to a number of shares that, when aggregated with the number of shares of Leafly Stock that other Leafly shareholders (other than Merida) are obligated to vote pursuant to the Support Agreements, shall not exceed 40.00% of the voting power of the outstanding shares of Leafly Stock, (b) against any proposal, offer, or submission with respect to the merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, or winding up of Leafly other than the Merger Agreement and the Business Combination, including the Mergers, and (c) against any proposal, action, or agreement that would result in a breach of any covenant, representation or warranty of such shareholder contained in the Support Agreement, result in a breach of any covenant, representation, or warranty of Leafly, result in the failure of any conditions in the Merger Agreement, or change in any manner the voting rights of any class of equity securities of Leafly.

Sponsor Financing Commitment

Concurrently with the execution of the Merger Agreement, Merida, the Sponsor, and Leafly entered into the Financing Commitment, pursuant to which the Sponsor agreed to subscribe for and purchase up to $10 million of shares of Merida’s Common Stock, at a price per share not to exceed $10.00, in the event that the Minimum Cash Condition would not be satisfied as of immediately prior to the Effective Time.

Non-Redemption Agreements

Concurrently with the execution of the Merger Agreement, Merida, Leafly and certain stockholders of Merida (“Non-Redeeming Holders”) entered into agreements (“Non-Redemption Agreements”) whereby, among other things, such Non-Redeeming Holders agreed that they would not exercise redemption rights with respect to an aggregate of approximately 590,000 shares of Merida Common Stock in connection with the Transactions. The Non-Redeeming Holders did not receive any additional consideration for entering into the Non-Redemption Agreements.

Background of the Business Combination

Merida is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Merida’s efforts to identify a prospective target business were not limited to a particular geographic region, although Merida did focus its search for target businesses on companies in the cannabis industry. The Business Combination was the result of a search for a potential business combination utilizing the networks, industry experience and investing and operating experience of Merida’s management team, the Merida board of directors and representatives of Merida. The terms of the Business Combination were the result of extensive negotiations between, with respect to Merida, Merida’s management team and representatives of Merida (under the oversight of Merida’s independent directors) and, with respect to Leafly, representatives of Leafly. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

Prior to the consummation of Merida’s initial public offering, neither Merida, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Merida.

Merida’s investment emphasis was grounded primarily in four distinct verticals within the cannabis industry: cultivation infrastructure and support; data and technology services; cultivation, brand development and dispensing; and pharmaceutical development and life sciences. Merida’s management team has significant experience in observing and participating in the evolution of the cannabis industry over the past ten years. They have helped to build and operate sophisticated cannabis cultivation facilities and have directed significant investments into a broad spectrum of cannabis-related companies ranging from data analytics companies to hydroponic suppliers. Merida focused on companies that it believed would benefit disproportionately from additional growth in legal access to cannabis in the U.S. and globally. Merida believes that asset-light business models in large addressable markets are likely to generate attractive risk-adjusted returns.

After the consummation of its initial public offering, Merida began an active search for prospective businesses with which to combine. Merida reviewed more than 200 potential targets in the cannabis, pharmaceutical, and health and wellness sectors and engaged in initial combination discussions with 15 potential targets, including Leafly. Merida ultimately engaged in meaningful and substantive diligence and negotiations with 10 potential targets, including Leafly. The other potential targets were primarily in the cannabis, agricultural, healthcare, and other related sectors. While Merida proposed draft letter of intent terms to these other potential targets, no letters of intent were signed with any of these other potential targets except for Leafly and Target B as further described below. Signed letters of intent were not fully negotiated with other potential targets based on multiple factors, including lack of agreement on valuation, transaction structures, and long term strategic direction as well as targets pursuing alternative paths forward.

As part of its regular evaluation of potential acquisition targets, Merida’s board of directors and management generally discuss, on a monthly basis, the status of discussions with various acquisition targets. These updates generally address the potential targets under consideration and the status of the discussions, if any, with the respective acquisition targets. These updates continued throughout the period of time when Merida was evaluating various acquisition targets.

Negotiations with Target B

In April of 2020, a financial advisory firm introduced Merida to a company in the cannabis industry (“Target B”). After multiple meetings with the target company, including on onsite visit of the target’s headquarters, retail locations and cultivation site and a review of the business and financial information made available, the parties negotiated and signed a non-binding letter of intent on February 22, 2021. Merida continued to meet with the target’s management and had a number of discussions regarding historical financial performance, financial projections, and geographic growth plans, and Merida’s counsel, Graubard Miller, began negotiating a definitive merger agreement with Target B’s counsel. Ultimately, Merida did not move forward with the target due to unexpected delays in the target’s audit of its financial statements and the inability to finalize a transaction structure.

Negotiations with Leafly

As part of its regular evaluation of business opportunities and issues, including avenues for capital raising, Leafly’s board of directors and management generally discuss, on an approximately twice-weekly basis, the status of various business endeavors and fundraising opportunities. These updates continued throughout the period of time when Leafly was evaluating a potential business combination with Merida.

On November 12, 2019, Peter Lee, President and Chief Financial Officer of Merida, met with the management team of Leafly for an introductory meeting at an investor conference in Boston. During this discussion, Mr. Lee informed Leafly’s management that Merida was seeking a target business for a potential business combination, and Leafly’s management expressed interest in possibly engaging in a potential business combination. Additionally, Leafly informed representatives of Merida that Leafly was contemplating a Series A preferred stock financing (the “Series A Financing”) to provide Leafly with necessary working capital. Representatives of Merida advised the representatives of Leafly that Merida might be interested in participating in such financing and suggested the parties discuss Leafly’s business and financial performance in connection with the Series A Financing and the potential business combination.

On November 20, 2019, Merida and Leafly had a follow up call to review Leafly’s key performance indicators and historical financial performance. Thereafter, Merida continued to review Leafly and its business, including a meeting in San Francisco with Leafly’s CEO on December 19, 2019, and then two days of meetings in Seattle with the Leafly management team on December 20, 2019, and again on January 14, 2020.

Beginning on January 27, 2020, Merida commenced negotiations with Leafly of a term sheet for a potential business combination (the “Pre-COVID BC LOI”) and beginning on February 13, 2020, Leafly commenced negotiations with Merida Capital Partners, an affiliate of Merida, of a term sheet for a the Series A Financing for Leafly (the “Series A LOI”).

On February 27, 2020, Merida and Leafly signed the Pre-COVID BC LOI.

On February 27, 2020, affiliates of Merida and Leafly signed the Series A LOI, which contemplated that Merida Capital Partners and its affiliates would be the leading investment in the Series A Financing.

Due to the spread of the COVID-19 virus and the resulting governmental actions and subsequent impact on global capital markets, Merida and Leafly were unable to move forward with a definitive merger agreement at that time and the parties suspended negotiations of the Pre-COVID BC LOI and Series A LOI in March of 2020. However, Merida maintained contact with the management team at Leafly and received verbal updates on Leafly’s business performance throughout the remainder of 2020 and the beginning of 2021. Following termination of the Series A LOI, Leafly pivoted to an alternative Series A preferred stock financing structure to be led by current and former Leafly officers, directors and investors (the “Series A Insider Financing”). From March 2020 to May 2020, Leafly continued to provide Merida Capital Partners with information regarding the Series A Insider Financing. On April 10, 2020, Leafly provided Merida Capital Partners with a term sheet for a $250,000 investment as part of the Series A Insider Financing.

On May 14, 2020, Merida Capital Partners participated in the Series A Insider Financing for Leafly, investing an aggregate of $250,000 in exchange for 240,575 shares of Series A Preferred Stock representing approximately 0.28% of the fully-diluted equity of Leafly. In connection with the Series A financing of Leafly, Merida Capital Partners entered into the Amended and Restated Stockholders’ Agreement with Leafly and the other stockholders of Leafly party thereto.

On November 12, 2020, Peter Lee, President of Merida, contacted Leafly to ask for an update on the status of Leafly’s business. Over the next two months, the parties continued to communicate and Leafly continued to provide Merida with updates on Leafly’s business, including calls on December 11, 2020, January 6, 2021 and January 20, 2021.

In early 2021, Leafly considered and engaged in detailed discussions with respect to several capitalization options to support its trajectory and accelerate growth. These options included equity, debt, and convertible debt structures including some proposed by venture capital firms, private equity firms and special purpose acquisition companies, of which Merida was one. Through its consideration of these different options, Leafly engaged with approximately 20 firms and special purpose acquisition companies.

Leafly continued to provide Merida with regular business updates and investor materials until March 3, 2021.

On April 14, 2021, Merida and Leafly re-started detailed discussions concerning a potential business combination and met electronically to review Leafly’s recent trends and future capital plans. Following these discussions, Leafly’s management apprised the Leafly board of directors of the potential opportunity to enter into a potential business combination with Merida and, from April 14, 2021 to April 23, 2021, discussed the potential benefits and issues of partnering with Merida and whether to re-engage in negotiations for a potential business combination.

On April 26, 2021, Merida was granted access to Leafly’s data room and continued detailed due diligence of Leafly’s business and financial results and certain regulatory matters.

On April 27, 2021, Leafly’s management held a call with Leafly’s board of directors where management and the board discussed fundraising alternatives and the potential business combination with Merida. Following this discussion, Leafly’s board of directors advised management to pursue the potential business combination with Merida, among other considerations, for the substantial capital that would be made available to Leafly in the transaction.

On April 28, 2021, Merida and Leafly held a call to discuss re-engagement on a potential business combination. On this call, the parties discussed Merida Capital Partners’ ability to support Leafly’s platform with a $15 million bridge investment, the process for a potential business combination with Merida and Merida’s proposed valuation of Leafly in a potential business combination.

Following these discussions, on April 29, 2021, Leafly provided Merida with an indicative range of valuations of Leafly based on Leafly’s then-current financial projections. From April 29, 2021 to May 4, 2021, Merida and Leafly continued discussing transaction structures, valuation ranges and potential earn out and sponsor promote vesting mechanisms.

On May 4, 2021, Merida provided Leafly with a first draft of a letter of intent for the potential business combination, which provided for an upfront valuation of $550 million assuming a debt-free and cash-free balance sheet at the closing of the potential business combination. In addition, the draft letter of intent provided for up to an additional $50 million of stock-based contingent consideration based on (a) certain revenue thresholds or (b) New Leafly Common Stock share price thresholds. The draft letter of intent also provided that the Sponsor’s shares would be subject to a parallel earnout structure, with tranches of Sponsor shares vesting based on (a) Merida delivering a cash amount in excess of certain thresholds at closing or (b) New Leafly Common Stock share price thresholds. Between May 4, 2021 and May 15, 2021, the principals of Merida and Leafly negotiated the key economic terms, including structure and support for a bridge financing directly into Leafly.

On May 6, 2021, May 8, 2021 and May 11, 2021, Leafly management provided an update to the Leafly board of directors regarding the foregoing negotiations and discussed the key economic terms of the proposed business combination with Merida and proposed bridge financing. During these updates, Leafly’s board of directors discussed the valuation implied by the potential business combination with Merida as compared to Leafly’s other capital raising opportunities, the dilutive effect the potential business combination would have on Leafly’s existing shareholders, the amount of capital available in the potential business combination and the timing and process of the potential business combination.

On May 13, 2021, Merida and Leafly signed a mutual non-disclosure agreement.

On May 16, 2021, Merida and Leafly signed a non-binding letter of intent for a potential business combination (“LOI”). The LOI provided for initial transaction consideration to Leafly’s equityholders of $475 million, which amount would be increased dollar for dollar by the amount of Leafly’s cash and cash equivalents as of the execution date of a definitive agreement, or 47.5 million shares of Merida Common Stock, assuming a value of $10.00 per share. The LOI also provided for up to an additional $120 million of stock-based contingent consideration, 50% of which could be earned if Leafly achieved total revenue of at least $46.5 million for 2021 or the New Leafly Common Stock traded at or above $12.50 for any 20 out of 30 trading days at any time during the two-year period following Closing (the “First Price Triggering Event”), and the remaining 50% of which could be earned if Leafly achieved total revenue of at least $75 million for 2022 or the New Leafly Common Stock traded at or above $15.00 for any 20 out of 30 trading days at any time during the three-year period following Closing (the “Second Price Triggering Event”). Both tranches of earnout consideration could be partially earned if Leafly’s revenue exceeded 90% of the required revenue and an opportunity to earn all of the earnout consideration if the second earnout condition was met. The LOI also provided that the Sponsor’s shares would be subject to a parallel earnout structure, with 50% of the Sponsor shares vesting at Closing in the event that Merida delivers an amount in cash equal to at least $85 million (with a reduced number of shares vesting upon delivery of $65 million and for each $1 million delivered up to $85 million), that 25% of the sponsor shares would vest upon satisfaction of the First Price Triggering Event, and the remaining 25% of the sponsor shares would vest upon satisfaction of the Second Price Triggering Event. All of the Merida Common Stock issuable to Leafly’s stockholders and all of the Merida Common Stock held by the Sponsor would be subject to a 180-day lockup. Further, the LOI noted that Merida Capital Partners would provide upfront financing of up to $15 million in a convertible note financing of Leafly and up to $10 million in a share financing if necessary in order for Merida to meet the $85 million minimum cash condition. The LOI also included an exclusivity provision, providing for 50 days of exclusivity, which could be extended if the parties were negotiating in good faith, following the date of the LOI.

On May 16, 2021, an affiliate of Merida and Leafly also entered into a Convertible Note Term Sheet (the “Convertible Note Term Sheet”) whereby Merida and its affiliates committed to be the lead investor in Leafly’s convertible note financing (the “Note Financing”). The Convertible Note Term Sheet provided for the issuance of Leafly’s convertible notes (the “Notes”) with an aggregate principal amount of at least $20 million and up to $30 million, with $15 million in aggregate principal amount issued to Merida. The Notes bear interest at a rate of 8% per annum and mature on the 18-month anniversary of issuance (the “Maturity Date”), provided, that the aggregate principal amount and unpaid accrued interest on the Notes will automatically convert into Leafly Common Stock upon the completion of the next financing or certain liquidity transactions, including the Business Combination. The conversion price for the Notes includes a 20% discount of the price per share of the securities issued in the next financing or the value of shares of Leafly capital stock in certain liquidity transactions. On June 3, 2021, Merida Capital purchased an aggregate principal amount of $7.5 million of Notes and was joined by other investors in the initial closing. The note purchase agreement was thereafter amended on June 21, 2021 and July 31, 2021 to (a) increase the aggregate principal amount of the Note Financing to $32 million and (b) extend the time period for additional closings until August 10, 2021. As of the date hereof, the Company has issued an aggregate principal amount of approximately $31.47 million of Notes in the Note Financing, of which $15 million are held by Merida.

Merida had previously signed a Business Combination Marketing Agreement with EarlyBird to act as its financial advisor for a business combination on November 4, 2019, and on June 21, 2021, Merida engaged Craig-Hallum to provide a fairness opinion and capital markets advisory services after interviewing several other independent financial advisors. Leafly engaged Oppenheimer & Co. Inc. (“Oppenheimer”) as its financial advisor on June 10, 2021.

Subsequent to the signing of the LOI, Merida’s counsel, Graubard Miller, drafted an initial version of the Merger Agreement which was sent to Leafly on June 2, 2021. Graubard Miller also began conducting legal due diligence for Merida on Leafly.

On June 11, 2021, Leafly’s counsel, Weil, Gotshal and Manges LLP (“Weil”), responded with its initial comments on the Merger Agreement. Among other things, Weil and Leafly (a) proposed a change to the structure of the proposed transaction, proposing a second merger whereby Leafly would become a limited liability company subsidiary of Merida, (b) increased the consideration payable to Leafly’s stockholders by the amount of convertible notes sold by Leafly, and (c) removed the Sponsor’s ability to convert its working capital loans into warrants at closing. After discussions between Merida and Graubard Miller, Graubard Miller sent a revised draft Merger Agreement to Weil on June 15, 2021. The revised draft included revisions to the calculation of revenue for purposes of the revenue-based earnout condition, representations from Leafly with respect to the preparation of its financial projections, the Sponsor’s ability to convert its working capital loans into warrants at closing, Merida’s ability to adjourn the Special Meeting, and the obligation to obtain directors’ and officers’ insurance, among other things. On June 29, 2021, Weil sent back additional comments on the Merger Agreement relating to the calculation of revenue for purposes of the revenue-based earnout condition, certain representations and warranties of Leafly and Merida, the Sponsor’s ability to convert its working capital loans into warrants at closing, Merida’s ability to adjourn the Special Meeting, and the requirement that the New Leafly Common Stock to be issued in the Mergers be approved for listing on Nasdaq at Closing.

Over the next several weeks, Merida continued to conduct due diligence on the fundamental drivers for Leafly’s business and reviewed the materials in a virtual data room set up by Leafly. Merida had multiple calls on May 25, 2021, May 27, 2021, May 30, 2021, June 2, 2021 and June 14th, 2021 with different members of the Leafly management team to review key performance indicators, historical financial performance, financial projections and product development roadmap. In addition, Merida began meeting with and interviewing various financial firms to hire as capital markets advisors. Merida’s board of directors received regular updates on the progress of due diligence and the negotiations of the economic terms of a proposed transaction.

On July 15, 2021 and July 16, 2021, Leafly’s management apprised Leafly’s board of directors of a potential change in the valuation underlying the potential business combination. After further discussion with Leafly’s management and Oppenheimer with respect to the foregoing, Leafly’s board of directors authorized Leafly management to proceed with negotiations of the potential business combination with Merida at a revised valuation in light of changing market and business conditions, as well as updates to Leafly’s budget.

On July 16, 2021, in light of changes in Leafly’s budget and market and business conditions and working closely with their individual financial advisors, Merida and Leafly agreed to adjust the valuation to $385 million and renegotiated other key items. The renegotiated earnout targets provided for up to an additional $60 million of stock-based contingent consideration, 50% of which could be earned if Leafly achieved total revenue of at least $65 million for 2022 or the New Leafly Common Stock trades at or above $13.50 for any 20 out of 30 trading days at any time during the two-year period following Closing (the “Adjusted First Price Triggering Event”), and the remaining 50% of which could be earned if Leafly achieved total revenue of at least $101 million for 2023 or the New Leafly Common Stock trades at or above $15.50 for any 20 out of 30 trading days at any time during the three-year period following Closing (the “Adjusted Second Price Triggering Event”). Both tranches of earnout consideration could be partially earned if Leafly’s revenue exceeded 90% of the required revenue and an opportunity to earn all of the earnout consideration if the second earnout condition is met. As contemplated by the LOI, the Sponsor’s shares would be subject to a parallel earnout structure, with 50% of the sponsor shares vesting at Closing in the event that Merida delivers an amount in cash equal to at least $85 million (with a reduced number of shares vesting upon delivery of $65 million and for each $1 million delivered up to $85 million), that 25% of the sponsor shares would vest upon satisfaction of the Adjusted First Price Triggering Event, and the remaining 25% of the sponsor shares would vest upon satisfaction of the Adjusted Second Price Triggering Event.

On July 20, 2021, Weil sent a revised draft of the Merger Agreement to Graubard Miller which, among other things, removed a covenant requiring the parties to cooperate with respect to a potential share-based financing of Merida prior to the Closing if the parties determined that such financing would be beneficial, and made certain changes to the treatment of closing consideration and earnout consideration with respect to the outstanding options of Leafly.

After further discussions between Merida and Graubard Miller, Weil sent Graubard Miller a revised version of the Merger Agreement on August 2, 2021, which contemplated, among other things, revised timing to calculate the revenue triggering event giving rise to the earn out payments; that the earn out shares allocable to Leafly’s optionholders would be covered by a separate earn out plan; that the occurrence of a Material Adverse Event would not include events caused by Leafly’s compliance with certain interim operating covenants pursuant to the Merger Agreement; increased amounts regarding the material contract threshold; that the amounts borrowed by Merida from its Sponsor would not be convertible into warrants; and the allocation of the fees and costs associated with the registration statement filing and antitrust filing.

On August 3, 2021, Merida’s management team received a summary of the findings of Graubard Miller’s legal due diligence review. On August 3, 2021, Merida received a draft of Craig-Hallum’s fairness opinion.

On August 4, 2021 and August 5, 2021, Leafly’s management team provided an update on the potential business combination to Leafly’s board of directors with Weil in attendance. During these updates, management and Leafly’s board of directors discussed the timing and process to obtain Leafly shareholder consent to approve the transaction as well as investor materials related to the transaction.

After further discussions between Merida and Graubard Miller, Weil sent Graubard Miller a revised version of the Merger Agreement on August 5, 2021, which contemplated, among other things, that certain Leafly shareholders would enter into support agreements upon the execution of the Merger Agreement; the timing and process to obtain Leafly shareholder consent to approve the transaction; the timing to calculate the revenue triggering event giving rise to the earn-out payments; and decreased amounts regarding the material contracts thresholds.

On August 5, 2021, the board of directors of Merida, along with representatives from Craig-Hallum and Graubard Miller, held a virtual board meeting to review Craig-Hallum’s fairness presentation. The detailed presentation from Craig-Hallum was shared with Merida’s board of directors prior to the meeting. The representatives of Craig-Hallum discussed their diligence process and methodology to assess the transaction. The board of directors reviewed the materials and asked numerous questions concerning their methodology of valuation. Thereafter, Craig-Hallum rendered its oral opinion to the Merida board of directors (which was confirmed in writing by delivery of Craig-Hallum’s written opinion dated August 6, 2021) as to (i) the fairness, from a financial point of view, to Merida’s public stockholders, of the merger consideration to be paid to Leafly’s equityholders in the Merger pursuant to the Merger Agreement based on and subject to the conditions and limitations set forth in Craig-Hallum’s written opinion and (ii) whether Leafly had a fair market value equal to at least 80% of the balance of funds in Merida’s trust account (net of taxes payable).

On August 6, 2021, Leafly’s management team and capital markets advisors met with Leafly’s board of directors with Weil in attendance to discuss the overall status of the business combination and to provide further information about the minimum cash condition set forth in the most recent draft of the Merger Agreement.

After further discussions between Merida and Graubard Miller, Weil sent Graubard Miller a revised version of the Merger Agreement on August 6, 2021. Graubard Miller and Weil continued their discussion on the Merger Agreement including revisions on two copies sent on August 7, 2021, the last of which was agreed to be final form. The final draft of the Merger Agreement contained the terms on which the Leafly board of directors would be permitted to change its recommendation to the Leafly shareholders prior to obtaining the requisite shareholder consent in order to comply with its fiduciary duties, the related termination right and the termination fee payable by Leafly in connection with such termination.

On August 8, 2021, Leafly’s board of directors, along with Oppenheimer and Weil, met virtually to review the proposed business combination with Merida. Prior to the meeting, copies of the Oppenheimer presentation and the most recent drafts of the significant transaction documents, including the Merger Agreement, were delivered to Leafly’s directors. Leafly’s board of directors was aware that Leafly’s directors and officers had interests in the potential business combination that might be different from, or in addition to, the interests of Leafly’s stockholders (which interests are summarized in the section entitled “— Interests of Leafly’s Directors and Officers in the Business Combination”), but did not believe that such interests would preclude the board from recommending the business combination to Leafly’s shareholders. Oppenheimer presented the Leafly board of directors with a financial overview of the transaction, including market comparisons of other transactions of similarly sized companies in similar industries. Weil also reviewed the terms of the transaction, including the final terms of the Merger Agreement, and Leafly’s management presented the merits of the proposed business combination. Leafly’s management discussed the background of the transaction history and noted that Merida was an ideal transaction partner to satisfy Leafly’s near term capital needs and facilitate the achievement of its business plan. Leafly’s management also discussed the transaction process and expectations for timing to closing. After detailed discussion and deliberations, including consideration of the factors described in the section entitled “— Leafly’s Board of Directors’ Reasons for Approval of the Business Combination” and “— Interests of Leafly’s Directors and Officers in the Business Combination,” Leafly’s board of directors adjourned the meeting. Following the finalization of the Merger Agreement later that day, the Leafly board of directors delivered a unanimous written consent of the board of directors that resolved that the Merger Agreement and the Business Combination, including the Mergers, are advisable and in the best interests of, Leafly and the Leafly shareholders, and unanimously authorized, approved, adopted and declared advisable the Merger Agreement and the Business Combination, including the Mergers, and recommended that the Leafly shareholders execute and deliver a written consent with respect to the approval of the Merger Agreement and the Business Combination, including the Mergers.

On August 8, 2021, Merida’s board of directors, along with Graubard Miller, met virtually to review the proposed business combination with Leafly. Prior to the meeting, copies of the most recent drafts of the significant transaction documents, including the Merger Agreement, were delivered to Merida’s directors. Mr. Lee noted that Merida’s chairman, Mitchell Baruchowitz, and director Jeffrey Monat, had a potential conflict of interest arising from Merida Capital’s investment in Leafly’s Series A financing and convertible note financing. Merida’s board of directors was also aware that Merida’s directors and officers had interests in the potential business combination that might be different from, or in addition to, the interests of Merida’s stockholders (which interests are summarized in the section entitled “— Interests of the Sponsor and Merida’s Directors and Officers in the Business Combination”) but did not believe that such interests would preclude the board from recommending the business combination to Merida’s stockholders. Merida’s management then presented the final terms of the Merger Agreement and the merits of the proposed business combination. Merida’s management discussed the relative attractiveness of the valuation of the proposed business combination with Leafly, in light of comparable valuations in both the technology and cannabis sectors. Merida’s board of directors and management discussed the transaction process to date and expectations for the timing to closing. After detailed debate and deliberations, including consideration of the opinion of Craig-Hallum and the factors described below under “— Merida’s Board of Directors’ Reasons for the Approval of the Merger” and “— Interests of the Sponsor and Merida’s Directors and Officers in the Business Combination,” Merida’s board of directors (with both Mitchell Baruchowitz and Jeffrey Monat abstaining due to the aforementioned potential conflict arising from Merida Capital’s investment in Leafly’s Series A financing and convertible note financing) determined that the proposed business combination with Leafly was in the best interests of Merida’s stockholders, approved the proposed business combination and recommended that the proposed business combination be submitted to Merida’s stockholders for approval. Merida’s board of directors also authorized its management team to execute the Merger Agreement and ancillary agreements, prepare and file a press release and Form 8-K announcing the execution of the

Merger Agreement, prepare and file a Registration Statement on Form S-4 and a proxy statement/prospectus/consent solicitation statement thereunder to register the issuance of New Leafly Common Stock to the Leafly equityholders and solicit proxies of Merida stockholders in favor of the proposed business combination, and to do all things necessary for the completion of the Business Combination, including the Mergers.

The Merger Agreement was signed prior to market open on Monday, August 9, 2021, and Merida and Leafly issued a joint press release announcing the execution of the Merger Agreement and summarizing the material terms thereof. Later that morning, Merida filed a Current Report on Form 8-K, which included the press release, the Merger Agreement, an investor presentation and related exhibits.

On August 9, 2021, Merida and Leafly held a joint conference call for investors.

On September 8, 2021, the parties entered into Amendment No. 1 to the Merger Agreement solely to provide that approval of the “Earnout Plan Proposal” is required to consummate the Business Combination. The amendment reflected the agreement of the parties at the time of the original execution of the Merger Agreement.

On October 29, 2021, Merida held a special meeting of stockholders (the “Extension Meeting”). At the Extension Meeting, Merida stockholders voted on a proposal to amend the Existing Charter to extend the date by which Merida had to consummate a business combination from November 7, 2021 to December 31, 2021. The proposal received the requisite votes “for” the proposal and accordingly it was approved. In connection with the vote, the holders of 1,389,867 Public Shares exercised their redemption rights and such shares were redeemed for an aggregate redemption amount of approximately $13.9 million.

Merida’s Board of Directors’ Reasons for Approval of the Business Combination

Merida’s board of directors considered the due diligence conducted to date prior to reaching its conclusion. Merida’s board of directors reviewed a material amount of diligence items, including but not limited to:

•        Numerous meetings, including virtual, in person and onsite with Leafly’s management team.

•        Due diligence on the fundamental drivers of Leafly’s business, including but not limited to, reviewing key performance indicators, financial projections and historical performance of Leafly.

•        Research on both cannabis consumption trends and technology adoption within the industry with regards to e-commerce ordering among both consumers and retailers.

•        Review of Leafly’s material contracts, legal exposures, intellectual property assets, human resource plans, and historical tax and accounting records.

•        Analysis of Leafly’s audited and interim financial statements.

•        General cannabis market research and trends.

•        Consultations with financial and industry experts.

Merida’s board of directors considered a number of different factors pertaining to the proposed business combination with Leafly as generally supporting its decision to enter into the Merger Agreement. In light of the number and wide variety of factors, Merida’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. Merida’s board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, for any given factor individual directors may have assigned different weights.

In considering the Mergers, Merida’s board gave considerable weight to the following factors:

•        Shoppers, retailers, and brands trust Leafly to make cannabis understandable and accessible. Leafly has developed the most extensive content library in the cannabis market, attracting the largest audience in cannabis. The cannabis community relies on Leafly’s strain database (5,000+ strains), cannabis news coverage (11,000+ articles), and user reviews (1.3MM+ reviews) to navigate the highly complex and evolving world of cannabis.

•        Leafly’s community-driven, three-sided marketplace with retailers, brands, and high-value shoppers drive value for all stakeholders. Leafly’s audience of 10 million monthly unique visitors connects with over 4,600 licensed stores across North America and the company generates subscription and advertising revenue from licensed retailers and brands.

•        Leafly has a flexible platform that scales and sits at the center of the rapidly growing $19 billion legal cannabis market. The cannabis market is large and expanding with new states continuing to legalize as a result of broad political support for legalization. Consumers often use Leafly to learn about cannabis, the cannabis industry, and cannabis politics before their states legalize, typically giving Leafly a head-start in newly legalized states.

•        As consumer ordering shifts online from on premise, Leafly helps consumers navigate an often-complicated purchase transaction. Cannabis local markets are evolving to the right supply/demand dynamics to enable the cannabis e-commerce market, a trend which was accelerated by COVID-19. Leafly garners consumer trust through its strong focus on compliance and by helping consumers understand these dynamic regulatory environments.

•        Leafly is at an inflection point to accelerate growth and monetization. The company is poised to accelerate retailer monetization with retailers seeing an approximate 14x Return on Ad Spend, and is also in the early stages of monetizing the more than 7,800 brands on the Leafly platform. Leafly has generated strong historical revenue growth and expects to continue to grow given positive industry tailwinds from the increasing legalization of cannabis across more states.

•        Leafly benefits from an asset-light model with high gross margins and relatively low capital expenditure requirements. Leafly’s consumer marketplace model is capital efficient and scalable.

•        Leafly has an experienced management team with prior backgrounds in technology, cannabis and other high growth sectors. Leafly’s management team has the right skillset and focus to execute on its business plan.

•        Merida’s board of directors believed, after a thorough review of other business combination opportunities reasonably available to Merida, that the proposed Business Combination represents the best potential business combination for Merida based upon the process utilized to evaluate and assess other potential acquisition targets. Merida’s board of directors and management also believed that such process had not presented a better alternative.

•        Merida’s board of directors considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Business Combination.

Merida’s board of directors took into account the opinion of Craig-Hallum, dated August 5th, 2021, addressed to Merida’s board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the consideration to be paid by Merida in the Business Combination, which opinion was based on and subject to the assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in such opinion.

Merida’s board of directors also considered a variety of uncertainties, risks, and other potentially negative factors concerning the proposed business combination with Leafly, including:

•        The risks associated with the cannabis industry, including legal, regulatory and financial changes that may negatively impact cannabis companies.

•        The risk that the potential benefits of the business combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        The risk of competition in Leafly’s industry, including from Weedmaps and cannabis content-focused platforms, such as Wikileaf, Allbud, and High Times.

•        The risks of general economic conditions and COVID-19 related impacts on Leafly’s business.

•        The risks of hiring and retaining management talent. Key personnel in Leafly’s industry are vital and competition for such personnel is significant. The loss of key personnel could be detrimental to Leafly’s operations.

•        The risk of not closing the Business Combination in a timely manner, which could result in Merida being unable to complete an initial business combination by November 7, 2021 (or such later date as may be approved by Merida’s stockholders) and potentially force Merida to liquidate.

•        The risks that Merida’s stockholders may fail to provide the votes necessary to approve the Business Combination.

•        The risk that a significant number of Merida’s public stockholders may elect to redeem their public shares in connection with the consummation of the Business Combination, which may potentially make the Business Combination more difficult to complete.

•        The fact that existing Merida stockholders will hold a minority position in the combined company.

•        The risks of the significant fees and expenses associated with completing the Business Combination, the substantial time and effort of management required to complete the Business Combination, and the possibility of litigation challenging the Business Combination.

In addition to considering the factors described above, Merida’s board of directors also considered that some of its officers and directors may have interests in the Business Combination in addition to or different from the interests of Merida’s stockholders (see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination — Interests of the Sponsor and Merida’s Directors and Officers in the Business Combination.”) Merida’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving the Merger Agreement and the Business Combination.

Merida’s board of directors concluded that the potential benefits it expected Merida and its stockholders to achieve as a result of the proposed business combination outweighed the potentially negative factors associated with the proposed business combination. Accordingly, Merida’s board of directors determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are fair to and in the best interests of Merida and its stockholders.

Leafly’s Board of Directors’ Reasons for Approval of the Business Combination

After consideration, the Leafly board of directors unanimously determined that the Merger Agreement and the Business Combination, including the Mergers, were advisable and in the best interests of Leafly and Leafly shareholders, authorized, approved and adopted the Merger Agreement and approved the Business Combination, including the Mergers, and directed that the Merger Agreement be submitted to the Leafly shareholders for their consideration. The Leafly board of directors unanimously recommends that the Leafly shareholders approve the Merger Agreement and the Business Combination, including the Mergers, by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

In reaching its decision to authorize, approve, adopt and declare advisable the Merger Agreement, and in resolving to recommend that Leafly shareholders approve the Merger Agreement and the Business Combination, including the Mergers, the Leafly board of directors consulted with Leafly’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Leafly’s business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets. Among the various factors that the Leafly board of directors considered in favor of its decision are:

•        Evaluation of Strategic Alternatives.    The Leafly board of directors believed, after review of alternative strategic opportunities from time to time, including strategic transactions with other partners and the possibility of, and benefits and risks associated with, continuing to operate Leafly as a privately held entity, that the proposed Business Combination represents the best potential transaction for Leafly to create greater value for the Leafly shareholders, while also providing greater liquidity for the Leafly shareholders by owning stock in a public company.

•        Access to Capital.    The Leafly board of directors considered the current industry trends and market conditions affecting Leafly and the cost of alternative means of raising capital and expects that the Business Combination would be a more time- and cost-effective means to access capital and enhance its advertising and platform technology, expand its marketplace and execute customer acquisition initiatives than other options considered.

•        Valuation of New Leafly.    The Leafly board of directors considered the implied fully diluted enterprise value of approximately $385 million for New Leafly at the closing of the Business Combination, providing the Leafly shareholders with the opportunity to go forward with ownership in a public company with a larger market capitalization.

•        Consideration Received by Leafly Securityholders.    The Leafly board of directors considered the relative percentage of the New Leafly Common Stock and the consideration to be received by the Leafly shareholders in the proposed Mergers resulting therefrom under the terms and conditions of the Merger Agreement.

•        The Sponsor.    The Leafly board of directors considered the track record, sector relevancy, understanding and experience of the Sponsor’s management in the cannabis industry and determined that Merida was the best party with which to enter into a proposed Business Combination.

•        Terms of the Merger Agreement.    The Leafly board of directors considered the terms and conditions of the Merger Agreement, including the nature and scope of the closing conditions and the likelihood of obtaining any necessary approvals.

•        Benefit from Being a Public Company.    The Leafly board of directors believes that as a newly public company New Leafly will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenue and shareholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

•        Opportunity to Increase Earnings and Expand Prospects.    The Leafly board of directors considered the financial condition, historical results of operations, and business and strategic objectives of Leafly, as well as the risks involved in achieving those objectives, and believes that the Business Combination will create an opportunity for Leafly to increase future earnings and cultivate superior prospects.

•        Sponsor Financing Commitment.    The Leafly board of directors considered the Financing Commitment, pursuant to which the Sponsor agreed to subscribe for and purchase up to $10 million of shares of Merida’s Common Stock, at a price per share not to exceed $10.00, in the event that the Minimum Cash Condition would not be satisfied as of Closing.

•        Leafly Shareholder Support Agreements.    The Leafly board of directors considered that certain Leafly shareholders, which together represent a sufficient number of votes to achieve the Leafly Shareholder Approval, entered into Support Agreements which contain a voting agreement and lock-up, whereby such shareholders agree to vote all of their Leafly Common Stock and Leafly Preferred Stock in favor of the Merger Agreement and the Business Combination, including the Mergers. For a more detailed description of the Support Agreements, see the section entitled “Proposal No. 1 — The Business Combination — Related Agreements.”

•        Sponsor Agreement.    The Leafly board of directors considered that, in connection with the consummation of the Mergers, Leafly, Merida, and the Sponsor entered into the Sponsor Agreement, which provides that at the closing of the Mergers, a number of sponsor shares would be forfeited by the Sponsor equal to the quotient of (a) the amount by which certain of Merida’s transaction expenses exceed $6.5 million divided by (b) $10.00. The Sponsor Agreement also contemplates that the parties would enter into the Stock Escrow Amendment, and the sponsor shares will be subject to transfer restrictions for a period of 180 days following completion of the Business Combination.

•        Amended and Restated Registration Rights Agreement.    The Leafly board of directors also considered that at the Closing, certain securityholders of Leafly and stockholders of Merida will enter into the Amended and Restated Registration Rights Agreement, pursuant to which they will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of certain shares of New Leafly Common Stock held by them, subject to certain conditions set forth therein. For a more detailed description of the Amended and Restated Registration Rights Agreement, see the section entitled “Proposal No. 1 — The Business Combination — Related Agreements.”

•        Dissenters’ Rights for Leafly Shareholders.    The Leafly board of directors considered that Leafly shareholders who follow certain prescribed procedures are entitled to dissenters’ rights under Washington law.

The Leafly board of directors also considered the following negative factors:

•        Macroeconomic Risks.    The Leafly board of directors considered macroeconomic uncertainty, including the ongoing impact of COVID-19, and the effects it could have on the combined company’s revenues and industry outlook.

•        Risk that the Business Combination May Not Be Completed.    The Leafly board of directors considered the risk that the Business Combination might not be consummated in a timely manner or at all, due to a lack of Merida stockholder approval or failure to satisfy various conditions to closing. The Leafly board of directors also considered the risk that the Business Combination might not be consummated before November 7, 2021, which would require Merida’s stockholders to amend the Existing Charter to provide Merida additional time to consummate the Business Combination or, in the event the approval of such amendment is not attained, cause Merida to redeem its outstanding public shares and thus fail to consummate the Business Combination.

•        The Special Purpose Acquisition Company Market.    The Leafly board of directors considered recent market conditions for special purpose acquisition companies and the risks presented by those conditions, including volatility in stock prices and increased regulatory scrutiny on special purpose acquisition companies.

•        Effects on Reputation, Business and Employees if the Business Combination Is Not Completed.    The Leafly board of directors considered the possibility that there may be an adverse effect on Leafly’s reputation, business and employees following the public announcement of the agreement to enter into the Merger Agreement in the event the Business Combination is not completed.

•        Expenses.    The Leafly board of directors considered the expenses to be incurred in connection with the Business Combination.

•        Costs of Being a Public Company.    The Leafly board of directors considered the additional public company expenses and obligations that Leafly’s business will be subject to following the closing, including public disclosure requirements, which it has not previously been subject to as a private company.

•        Restrictions on Operation of Leafly’s Business Prior to the Closing.    The Leafly board of directors considered the fact that, although Leafly will continue to exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its operations prior to the closing of the Business Combination, the Merger Agreement generally obligates Leafly, subject to Merida’s prior consent (which consent may not be unreasonably withheld, conditioned or delayed), to conduct its business during the period prior to the closing of the Business Combination in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Leafly from undertaking certain business opportunities that might arise prior to the closing of the Business Combination.

•        Interests of Leafly Executive Officers and Directors.    The Leafly board of directors considered the fact that certain executive officers and directors of Leafly have interests in the Business Combination that may be different from, or in addition to, the interests of the Leafly shareholders generally, including the manner in which they would be affected by the Business Combination. For more information, see the section entitled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination — Interests of Leafly’s Directors and Officers in the Business Combination.”

•        Other Risks.    The Leafly board of directors considered various other risks associated with the Business Combination, including the risks described in the section entitled “Risk Factors.”

The foregoing discussion of the factors considered by the Leafly board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Leafly board of directors. In reaching its decision to unanimously authorize, approve, adopt and declare advisable the Merger Agreement and the Business Combination, including the Mergers, the Leafly board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Leafly board of directors considered all these factors as a whole, including discussions with, and questioning of, Leafly’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

The Leafly board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected the Leafly shareholders to receive as a result of the Business Combination, including the belief of the Leafly board of directors that the Business Combination would maximize the immediate value of shares of Leafly Stock and eliminate the risk and uncertainty affecting the future prospects of Leafly, including the potential execution risks associated with the Business Combination and pursuing its business plan as a public company. Accordingly, the Leafly board of directors determined that the Merger Agreement and the Business Combination, including the Mergers, are advisable and fair to, and in the best interests of, Leafly and the Leafly shareholders, and unanimously authorized, approved, adopted and declared advisable the Merger Agreement and the Business Combination, including the Mergers. The Leafly board of directors recommends that the Leafly shareholders execute and deliver a written consent with respect to the approval of the Merger Agreement and the Business Combination, including the Mergers, as described in the section titled “Leafly Solicitation of Written Consents — Purpose of the Consent Solicitation.”

Opinion of Merida’s Financial Advisor

Merida retained Craig-Hallum to act as its financial advisor in connection with the Business Combination. In selecting Craig-Hallum, we considered, among other things, Craig-Hallum’s qualifications, expertise, reputation, and knowledge of our business and the industry in which Leafly operates.

On August 5, 2021, Craig-Hallum rendered its oral opinion to Merida’s board of directors, stating that, as of the date of the letter and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, (a) the consideration issuable to the holders of Leafly Common Stock, Leafly Preferred Stock, and options exercisable for Leafly Common Stock, consisting of the Merger Shares and Earnout Shares (the “Transaction Consideration”), is fair, from a financial point of view, to Merida, and (b) Leafly has a fair market value equal to at least 80% of the balance of funds in Merida’s trust account (excluding taxes payable).

The full text of Craig-Hallum’s written opinion letter, dated as of August 6, 2021, is attached as Annex F. You should read Craig-Hallum’s opinion letter carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Craig-Hallum in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion letter. Stockholders should read the opinion letter carefully and in its entirety. Craig-Hallum’s opinion letter was directed to Merida’s board of directors, in its capacity as the board of directors, and addressed only (a) the fairness from a financial point of view, as of the date of the opinion, to us of the Transaction Consideration to be paid under the Merger Agreement and (b) whether Leafly has a fair market value equal to at least 80% of the balance of funds in the trust account (excluding taxes payable). The opinion letter does not constitute a recommendation as to how any stockholder should vote with respect to the Business Combination or any other matter and does not in any manner address the price at which our securities will trade at any time.

In connection with rendering its opinion, Craig-Hallum, among other things:

(i)     reviewed a draft of the Merger Agreement, dated July 29, 2021, provided to Craig-Hallum on August 2, 2021;

(ii)    reviewed certain financial, operating, and business information related to Leafly provided to Craig-Hallum by management of Leafly;

(iii)   reviewed Leafly’s audited financial statements for the years ended December 31, 2018, 2019 and 2020;

(iv)   reviewed a detailed financial projection model of Leafly for the years ending December 31, 2021 through 2024, provided to Merida by management of Leafly and subsequently delivered to Craig-Hallum, a summary of which is included in this proxy statement/prospectus/consent solicitation statement in the section entitled “Proposal No. 1 — The Business Combination Proposal — Leafly Financial Projections;”

(v)    reviewed other internal documents, including the data room prepared by Leafly and its advisors, relating to the history, past and current operations, financial conditions, and expected future outlook of Leafly, provided to Craig-Hallum by management of Leafly;

(vi)   reviewed various press releases, internal presentation and marketing materials prepared by the management of Leafly, industry and market reports, research reports and white papers;

(vii)  discussed the information above with members of Merida’s management and that of Leafly and had discussions concerning the information referred to above and the background and other elements of the Business Combination, the financial condition, current operating results and business outlook for Merida and Leafly; and

(viii) performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of comparable public companies that Craig-Hallum deemed relevant, an analysis of comparable M&A transactions that Craig-Hallum deemed relevant, and a discounted cash flow analysis.

In addition, Craig-Hallum conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

In its review and analysis and in arriving at its opinion, Craig-Hallum assumed and relied on the accuracy and completeness of all of the financial, business, and other information provided to or otherwise discussed with Craig-Hallum or publicly available. Craig-Hallum was not engaged to, and did not independently attempt to, verify any of such information. Craig-Hallum also relied upon information provided by Leafly’s management as to the reasonableness and achievability of the financial and production projections (and the assumptions and bases therefor) provided to Craig-Hallum, and, with Merida’s consent, Craig-Hallum assumed that the projections were reasonably prepared and reflect the best currently available estimates and judgments of Leafly’s management. Craig-Hallum was not engaged to assess the reasonableness or achievability of the projections or the assumptions on which they were based, and Craig-Hallum expressed no view as to such projections or assumptions. In addition, Craig-Hallum did not conduct a physical inspection or appraisal of any of the assets, properties or facilities owned by Leafly, and Craig-Hallum was not furnished with any such evaluation or appraisal. Craig-Hallum also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination would be obtained without any material adverse effect on Leafly, Merida, or the Business Combination.

Craig-Hallum was not asked to, nor did Craig-Hallum, offer any opinion as to the material terms of Merger Agreement or the form of the Business Combination. In rendering its opinion, Craig-Hallum assumed, with Merida’s consent, that the final executed form of the Merger Agreement would not differ in any material respect from the drafts that Craig-Hallum examined, and that the conditions to the Mergers in the Merger Agreement will be satisfied and that the Business Combination will be consummated on a timely basis in the manner contemplated by the Merger Agreement. Craig-Hallum was not requested to, and did not, (a) participate in negotiations with respect to the Merger Agreement, (b) solicit any expressions of interest from any other parties with respect to the Business Combination or any other alternative transaction, or (c) advise Merida’s board of directors or any other party with respect to alternatives to the Business Combination. Furthermore, Craig-Hallum was not requested to, and did not, provide advice regarding the structure or any other aspect of the Business Combination, or provide services other than the delivery of the opinion letter.

Craig-Hallum’s opinion was based on economic and market conditions and other circumstances existing on, and information made available to Craig-Hallum as of, August 6, 2021, and does not address any matters subsequent to such date. Craig-Hallum’s opinion was limited to (a) the fairness from a financial point of view, as of the date of the opinion, to Merida of the Transaction Consideration to be paid under the Agreement and (b) that Leafly has a fair market value equal to at least 80% of the balance of funds in Merida’s trust account (excluding taxes payable). Craig-Hallum’s opinion does not address the underlying business decision to effect the Business Combination or any other terms of the Merger Agreement or the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might be available to Merida. Although subsequent developments may affect Craig-Hallum’s opinion, Craig-Hallum does not have any obligation to update, revise, or reaffirm its opinion. Craig-Hallum’s opinion was approved by a fairness committee of Craig-Hallum.

The following is a summary of the material financial analyses performed by Craig-Hallum in arriving at its opinion. Craig-Hallum’s opinion letter was only one of many factors considered by the Merida board of directors in evaluating the Business Combination. Neither Craig-Hallum’s opinion nor its financial analyses were determinative of the Transaction Consideration or of the views of Merida’s board of directors or Merida’s management with respect to the Transaction Consideration or the Business Combination. None of the analyses performed by Craig-Hallum were necessarily assigned a greater significance by Craig-Hallum than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Craig-Hallum. Some of the summaries in the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Craig-Hallum’s financial analyses. The summary text describing each financial analysis does not constitute a complete description of Craig-Hallum’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Craig-Hallum. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Craig-Hallum with respect to any of the analyses performed by it in connection with its opinion. Rather, Craig-Hallum made its determination as to the fairness, from a financial point of view, to us of the Transaction Consideration to be paid under the Merger Agreement based on its analyses as a whole.

Analysis of Comparable Publicly Traded Companies

Craig-Hallum reviewed and compared certain publicly available financial data, ratios and trading multiples for seven comparable publicly traded companies that Craig-Hallum determined, based on its professional judgment, to be reasonably comparable to Leafly. The comparable publicly traded companies Craig-Hallum selected were Etsy, Inc., Fiverr International Ltd., Poshmark, Inc., GoodRx Holdings, Inc., Lightspeed POS Inc., Cars.com Inc., and WM Technology, Inc. Although none of the seven selected publicly traded companies are directly comparable to Leafly, Craig-Hallum reviewed these companies because, among other things, Craig-Hallum determined that their businesses, financial information, product mix, and operating profiles are reasonably comparable to those of Leafly for purposes of this analysis. In selecting comparable public companies, Craig-Hallum focused on businesses in the internet and direct marketing retail industries, specifically those dealing with online marketplaces and commerce enabling software. Financial data of the selected companies was based on publicly available information such as public filings and third party equity research reports. Craig-Hallum reviewed data, including stock price, market capitalization, enterprise value, gross margin percentage, and revenue multiples based on the last 12 months revenues, estimated calendar year 2021 revenues, and estimated calendar year 2022 revenues, for each of the selected publicly traded companies. The multiples for each of the selected companies were calculated using their respective closing prices on August 4, 2021 and were based on the most recent publicly available information and information collected from S&P Capital IQ.

The following tables reflects the results of these analyses with respect to financial results and production:

____________

(1)      Multiples greater than 50x deemed “not meaningful” (NM) by Craig-Hallum

(2)      Market capitalization based on the Treasury Stock Method

(3)      Capital structure does not include June 9, 2021 debt offering, Elo7 acquisition, or Depop Limited Acquisition

(4)      WM Technology (MAPS) revenue projections for 2021 and 2022 taken from management presentation dated December 2020

(5)      WM Technology (MAPS) market cap and enterprise value metrics include 25.9M Class P units

Using the first quartile and third quartile as the low and high points of the range resulted in an implied enterprise value range for Leafly of approximately $360.0 million to $791.8 million using revenue multiples based on the last 12 months revenues, $387.5 million to $992.2 million using revenue multiples based on estimated calendar year 2021 revenues, and $424.0 million to $1,092.4 million using revenue multiples based on estimated calendar year 2022 revenues. Craig-Hallum then compared these ranges to the Transaction Consideration to be paid under the Merger Agreement.

No company used in the comparable company analysis is identical to Leafly. In evaluating selected publicly traded companies, Craig-Hallum made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond Leafly’s control, such as the impact of competition on Leafly and the industry generally, industry growth and the absence of any adverse material change in Leafly’s financial conditions and prospects or those of Leafly or the industry or the financial markets in general.

Analysis of Comparable M&A Transactions

Craig-Hallum performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms for selected transactions.

Craig-Hallum reviewed and compared certain publicly available transaction valuation metrics that Craig-Hallum determined, based on its professional judgment, were reasonably comparable to the proposed Business Combination.

Craig-Hallum reviewed and selected precedent transactions that, in the exercise of its professional judgment, were deemed to be relevant to its analysis after meeting the following criteria: (a) the target company operated in the online marketplace, e-commerce and third-party resale platform spaces, (b) transactions that closed since January 1, 2017, with publicly available financial terms, (c) the target company’s implied enterprise value was less than $2 billion, and (d) the acquisition was not of a minority interest. The following tables reflects the results of these analyses with respect to comparable transactions:

Using the first quartile and third quartile as the high and low points of the range resulted in an implied enterprise value range for Leafly of approximately $97.1 million to $364.5 million using an Implied Enterprise Value/Last 12 Months Revenue analysis.

No transaction used in the analysis of comparable transactions is identical to Leafly or the Business Combination. In evaluating the precedent transactions, Craig-Hallum made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond Leafly’s control. These include, among other things, the impact of competition on the business of Leafly or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Leafly or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

Craig-Hallum performed a discounted cash flow analysis of Leafly, using the Projections, which was performed to demonstrate an illustrative indication of the implied present value of Leafly on an enterprise value. Craig-Hallum calculated a range of implied equity values of Leafly based on forecasts of future unlevered free cash flows for the remainder of fiscal year 2021 as of August 4, through fiscal year 2024 provided by the management of Leafly. Craig-Hallum first calculated unlevered free cash flows (calculated as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures and less any acquisition costs) of Leafly for fiscal years 2021 to 2024, using an assumed tax rate of 26.0%.

Craig-Hallum then calculated terminal values for Leafly using the terminal value method based on revenue multiples. The terminal value based on revenue multiples was calculated by applying a range of terminal LTM revenue multiples of 3x to 7x (selected based on Craig-Hallum’s professional judgment after consideration of the precedent M&A transactions multiples and comparable public company multiples) to Leafly management’s revenue forecast for fiscal year 2024. These unlevered free cash flows and terminal values were then discounted to their respective present values as of August 4, 2021, using a range of discount rates of 9.0% to 11.0% (selected based on Craig-Hallum’s professional judgment and derived from an analysis of the estimated weighted average cost of capital reflecting (a) a risk-free rate based on 20-year U.S. government treasury bonds, (b) a selected range of unlevered betas and debt to equity ratios derived from Leafly comparable company data, (c) a market risk premium, and (d) a size premium) to calculate a range of implied total enterprise values for Leafly. From this analysis, Craig-Hallum derived the 25th and 75th percentiles for the values produced from the discounted cash flow analysis set forth in the following tables:

____________

(1)      Partial period utilized in FY 2021E to reflect 8/4/21 valuation date

(2)      “NOPAT” defined as net operating profit after taxes

(3)      Implied Enterprise Value does not include value of federal net operating losses due to immateriality

Using the first quartile and third quartile as the high and low points of the range resulted in an implied enterprise value range for Leafly of approximately $399.4 million to $635.0 million. Craig-Hallum then compared this range to the Transaction Consideration to be paid under the Merger Agreement.

Although discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including commodity prices and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of Leafly’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is a less effective method of evaluating transactions than when other analyses are used for such purposes.

Satisfaction of the 80% Test

It is a requirement under Merida’s Existing Charter that any business acquired by Merida have a fair market value equal to at least 80% of the balance of the funds in the trust account (net of taxes payable on income earned on the assets held in trust) at the time of the execution of a definitive agreement for an initial business combination. As of August 9, 2021, the date of the execution of the Merger Agreement, the balance of the funds in Merida’s trust account (excluding taxes payable) was approximately $130,000,000, and 80% thereof was approximately $104,000,000. Based on the financial analyses performed by Craig-Hallum utilizing the comparable company valuation metrics and discounted cash flow analysis, Craig-Hallum determined that the fair market value of Leafly exceeds 80% of the value of Merida’s trust account, based on the enterprise value of Leafly as calculated by Craig-Hallum.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Craig-Hallum, but does summarize the material analyses performed by Craig-Hallum in rendering its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Craig-Hallum did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Craig-Hallum made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Craig-Hallum based its analyses on assumptions that it deemed reasonable, including those concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which Craig-Hallum based its analysis have been described under the description of each analysis in the foregoing summary. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Craig-Hallum are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Craig-Hallum’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which securities may trade at the present time or at any time in the future or at which businesses actually could be bought or sold.

The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Craig-Hallum’s view of the actual value of the target or the combined company.

In connection with Craig-Hallum’s services as Merida’s financial advisor in connection with the Business Combination, Merida paid Craig-Hallum a fee of $125,000, which was payable upon the delivery of Craig-Hallum’s opinion. Merida will pay Craig-Hallum an additional $175,000 upon the closing of Business Combination, which amount is not payable if the Business Combination does not close. No part of Craig Hallum’s fee is conditioned upon the conclusion expressed in its opinion. In addition, Merida agreed to reimburse Craig-Hallum for certain of its expenses and to indemnify Craig-Hallum and related persons against various potential liabilities, including certain liabilities that may arise in connection with Craig-Hallum’ engagement.

Craig-Hallum has not, in the past, provided investment banking and financial advisory services to Merida or Leafly and has not received fees for the rendering of such services. Craig-Hallum may, in the future, provide investment banking and financial advisory services to Merida, or entities that are affiliated with Merida, for which Craig-Hallum would expect to receive compensation.

Leafly Financial Projections

Merida includes the information set forth below solely to give our stockholders access to the financial projections of Leafly (the “Projections”) for the fiscal years ending December 31, 2021 through December 2024E that were provided to Merida by Leafly as part of its evaluation of the Business Combination and relied upon by Craig-Hallum in connection with the rendering of its opinion as described in the section entitled “The Business Combination — Opinion of our Financial Advisor.” The Projections were made available by management of Merida to Merida’s board of directors in connection with the presentation of financial analyses by Craig-Hallum.

While the Projections provided by Leafly were good faith estimates of what Leafly believed to be the range of financial results that could reasonably be expected if it is successful in developing its platform and services, there can be no assurance that these Projections will prove accurate. Neither Merida nor Leafly has warranted the accuracy, reliability, appropriateness or completeness of the Projections to anyone, including to Merida’s board of directors. Neither Merida, Leafly’s management nor any of Merida’s or Leafly’s representatives has made or makes any representation to any person regarding the ultimate performance of New Leafly compared to the information contained in the Projections, and none of them intends to or undertakes any obligation to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the Projections are shown to be in error.

Leafly, as a matter of course, does not publicly disclose forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections. This includes assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors.

The Projections, including revenue, gross profit, total operating expenses, operating income/(loss), and net income/(loss), are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Leafly’s control, such as the risks and uncertainties described in the section entitled “Risk Factors.” While all projections are necessarily speculative, Leafly believes that the prospective financial information covering periods beyond 12 months from the date of preparation carries increasingly higher levels of uncertainty and should be read in that context. Accordingly, Leafly cannot make any assurances that the Projections will be realized or that Leafly’s future financial results will not materially vary from the Projections. In particular, the Projections should not be utilized as public guidance and Leafly will not refer back to these Projections in its future periodic reports filed under the Exchange Act.

The inclusion of information about the Projections in this proxy statement/prospectus/consent solicitation statement is solely to provide Merida’s stockholders the information reviewed by Merida’s board of directors and used by Craig-Hallum in its opinion, and should not be regarded as an indication that Merida’s board of directors, management, or any other recipient of this information considered, or now considers, this information to be predictive of actual future results. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Projections. The inclusion of the Projections in this proxy statement/prospectus/consent solicitation statement should not be regarded as an indication that Leafly, Merida or the parties’ respective representatives considered or consider the Projections to be a reliable prediction of future events.

The Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The Projections have been prepared by, and are the responsibility of, Leafly’s management.

Marcum has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the Projections and, accordingly, Marcum does not express an opinion or any other form of assurance with respect thereto. Marcum’s report as Leafly’s independent registered public accounting firm included in this document relates to Leafly’s previously issued financial statements. It does not extend to the Projections and should not be read to do so.

The Projections exclude non-cash items associated with accounting for stock-based compensation, warrants, earn-outs, and non-cash lease costs, and were projected from results of operations that did not reflect reclassification of certain prior period amounts to conform to the current period presentation. The Projections otherwise reflect the consistent application of the accounting policies of Leafly and should be read in conjunction with the accounting policies included in Note 2 accompanying the historical audited consolidated financial statements of Leafly included in this proxy statement/prospectus/consent solicitation statement.

Merida’s stockholders are urged to review the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation statement for a description of the risks relating to Leafly’s business. Merida’s stockholders should also read the section entitled “Forward-Looking Statements” in this proxy statement/prospectus/consent solicitation statement for additional information regarding the risks inherent in forward-looking information such as the Projections.

The Projections are not being included herein to influence Merida’s stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/consent solicitation statement. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The key elements of the Projections are summarized below:

Leafly Projected Income Statement

Fiscal Year Ended December 31

($ in 000s)	Projected			
	2021E	**2022E**	**2023E**	**2024E**
Revenue	**$ 43,016**	**$ 65,339**	**$ 101,127**	**$ 150,855**
% YoY Growth	*NA*	*52%*	*55%*	*49%*
Less: Cost of goods sold	5,057	7,841	12,135	18,103
Gross profit	**37,959**	**57,499**	**88,992**	**132,753**
% Margin	*88%*	*88%*	*88%*	*88%*
Less: Operating expenses				
Sales and marketing	21,869	38,911	51,082	60,311
Product development	15,483	22,434	24,436	25,995
General and administrative	15,648	25,690	28,975	31,622
Total operating expenses	53,000	87,034	104,493	117,928
Operating income/(loss)	**(15,042)**	**(29,536)**	**(15,501)**	**14,824**
% Margin	*NM*	*NM*	*NM*	*10%*
Interest expense, net	472	1,172	725	630
Net income/(loss)	**(15,514)**	**(30,707)**	**(16,226)**	**14,194**
Plus: Interest expense	472	1,172	725	630
Plus: Depreciation & amortization	13	77	220	453
Plus: Income tax expense	-	-	-	-
Plus: Stock-based compensation expense	-	-	-	-
EBITDA	**$ (15,028)**	**$ (29,459)**	**$ (15,281)**	**$ 15,278**
% Margin	*NM*	*NM*	*NM*	*10%*

In addition, Craig-Hallum prepared a discounted cash flow analysis, which was presented to Merida’s board of directors. For more information see the section entitled “— Discounted Cash Flow Analysis.”

Interests of the Sponsor and Merida’s Directors and Officers in the Business Combination

Affiliates of Mitchell Baruchowitz and Jeffrey Monat, directors of Merida, hold Leafly Preferred Stock and purchased Notes from Leafly. Accordingly, to avoid the appearance of a potential conflict of interest, Messrs. Baruchowitz and Monat abstained from the Merida board’s vote to approve the Mergers. Additionally, when you consider the recommendation of Merida’s board of directors in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Sponsor (which is affiliated with certain of Merida’s officers and directors) and Merida’s directors and officers have interests in such proposal that may be different from, or in addition to, your interests as a stockholder or warrantholder. The Merida board of directors determined that the overall benefits expected to be received by Merida and its stockholders in the proposed Business Combination outweighed any potential risk created by the conflicts stemming from these interests. These interests include, among other things:

•        If the Business Combination with Leafly or another business combination is not consummated by December 31, 2021 (or such later date as may be approved by Merida’s stockholders), Merida will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 3,250,388 sponsor shares held by the Sponsor and Merida’s directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to Merida’s initial public offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $34.1 million based upon the closing price of $10.49 per share on Nasdaq on the record date.

•        The Sponsor, which is affiliated with certain of Merida’s directors and officers, purchased an aggregate of 3,900,311 Warrants from Merida for an aggregate purchase price of approximately $3.9 million (or $1.00 per Warrant). These purchases took place on a private placement basis simultaneously with the consummation of Merida’s initial public offering. All of the proceeds Merida received from these purchases were placed in the trust account. Such Warrants had an aggregate market value of $7.3 million based upon the closing price of $1.86 per warrant on Nasdaq on the record date. The private warrants will become worthless if Merida does not consummate a business combination by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to the Existing Charter).

•        Given the differential in the purchase price that the Sponsor paid for the sponsor shares as compared to the price of the Units sold in Merida’s initial public offering, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Common Stock trades below the price initially paid for the Units in Merida’s initial public offering and the public stockholders experience a negative rate of return following the completion of the Business Combination.

•        If Merida is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Merida for services rendered or contracted for or products sold to Merida. If Merida consummates a business combination, on the other hand, the Sponsor will have no such liability and Merida will be liable for all such claims.

•        The Sponsor and Merida’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Merida’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Merida fails to consummate an initial business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, Merida may not be able to reimburse these expenses if the Business Combination with Leafly or another business combination is not completed by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to its Existing Charter). As of November 9, 2021, the Sponsor and Merida’s officers and directors and their affiliates had not incurred any unpaid reimbursable expenses.

•        It is currently contemplated that Peter Lee will be a director of New Leafly after the closing of the Business Combination. As such, in the future, he will receive any cash fees, stock options or stock awards that the New Leafly board of directors determines to pay to its non-executive directors.

•        Affiliates of the Sponsor and of certain directors of Merida purchased Notes in an aggregate principal amount of $15 million. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger, and as part of the Initial Merger will be converted into New Leafly Common Stock. If the Business Combination is not consummated, such Notes will remain investments in Leafly.

•        Affiliates of the Sponsor and of certain directors of Merida also own 240,575 shares of Leafly Preferred Stock, which will be converted in accordance with the terms of the Merger Agreement into Merida’s Common Stock at Closing. If the Business Combination is not consummated, such shares would remain an investment in Leafly.

•        The Merger Agreement provides that at and as of the closing of the Mergers, Merida will enter into an indemnification agreement with each of the directors serving on its board of directors and each of its executive officers as of immediately prior to such closing, which shall indemnify such directors and officers with respect to actions arising out of or pertaining to matters existing or occurring at or prior to the Closing Date.

•        The Sponsor and Merida’s officers and directors (or their affiliates) may make loans from time to time to Merida to fund certain capital requirements. As of the date of this proxy statement/prospectus/consent solicitation statement, the Sponsor has loaned an aggregate of $800,000 to Merida, and additional loans may be made after the date of this proxy statement/prospectus/consent solicitation statement. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Merida outside of the trust account.

At the closing of the Mergers, assuming (a) that no holder of public shares exercises redemption rights as described in this proxy statement/prospectus/consent solicitation statement (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination), (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021), (e) giving effect to the conversion of all outstanding warrants and options of Leafly and Merida and the issuance of the Earnout Shares and (e) no inclusion of the effect of any further financing of Merida or Leafly, immediately after the closing of the Business Combination, Merida’s Sponsor and its affiliates will own approximately [•]% of the equity of the combined company. Additionally, following the closing of the Mergers, Merida’s Sponsor and its affiliates could have a maximum total ownership interest of approximately [•]% of the equity of the combined company, assuming (a) the maximum number of holders of public shares exercise redemption rights as described in this proxy statement/prospectus/consent solicitation statement, (b) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021, (c) the Business Combination closes in the fourth quarter of 2021, (d) an Exchange Ratio of 0.3275 (estimated as of September 30, 2021), (e) giving effect to the conversion of the private warrants but not to the other outstanding warrants and options of Leafly or Merida or the issuance of the Earnout Shares and (e) no inclusion of the effect of any further financing of Merida or Leafly. In the aggregate, the Sponsor and its affiliates have approximately $37.2 million at risk that depends upon the completion of a business combination. Such amount consists of (a) approximately $32.5 million representing the value of the Sponsor’s and its affiliates’ sponsor shares (assuming a value of $10.00 per share, the deemed value of the Common Stock in the Business Combination), (b) approximately $3.9 million representing the value of the Sponsor’s Warrants (based on the purchase price of $1.00 per Warrant), and (c) $800,000 representing the aggregate principal amount of outstanding working capital loans made by the Sponsor to Merida, which loans are repayable in cash at the Closing. Such securities had an aggregate market value of $41.4 million based upon the closing price of $10.49 per share and $1.86 per warrant on Nasdaq on the record date. Affiliates of the Sponsor and of certain directors of Merida own 240,575 shares of Leafly Preferred Stock, which will be converted in accordance with the terms of the Merger Agreement into Merida’s Common Stock at Closing Affiliates of the Sponsor and of certain directors of Merida purchased Notes in an aggregate principal amount of $15 million. The aggregate principal amount of, and all accrued unpaid interest on, the Notes will be converted, in accordance with the terms of the Note Purchase Agreement, into shares of Leafly Common Stock immediately prior to the Initial Merger, and as part of the Initial Merger will be converted into New Leafly Common Stock. The Sponsor is also entitled to reimbursement of out-of-pocket expenses incurred on behalf of Merida. As of September 30, 2021, there were no reimbursable expenses outstanding. There are no fees payable to the Sponsor’s affiliates upon consummation of the Business Combination.

Merida’s Existing Charter waives the doctrine of corporate opportunity. However, Merida does not believe that such waiver had a material impact on its search for an acquisition target. This is because, notwithstanding such waiver, Merida’s officers and directors agreed in connection with Merida’s IPO to present to it all target business opportunities that had a fair market value of at least 80% of the assets held in the trust account (excluding taxes payable on the income accrued in the trust account), subject only to any pre-existing fiduciary or contractual obligations.

The existence of financial and personal interests of the Sponsor and Merida’s directors and officers may result in a conflict of interest on the part of the directors and officers between what they may believe is in the best interests of Merida and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals and in making other determinations in connection with the Business Combination. Merida stockholders should take these interests into account in deciding whether to approve the Business Combination.

Interests of Leafly’s Directors and Officers in the Business Combination

When you consider the recommendation of the Leafly board of directors that the Leafly shareholders sign a written consent in favor of approval of the Merger Agreement and the Business Combination, including the Mergers, you should keep in mind that certain of Leafly’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of Leafly’s shareholders generally. The Leafly board of directors was aware of such interests during its deliberations to authorize, approve and adopt the Merger Agreement and the Business

Combination, including the Mergers, and in deciding to recommend that the Leafly shareholders sign written consents in favor of the approval of the Merger Agreement and the Business Combination, including the Mergers. These interests include, among other things:

•        Certain of Leafly’s executive officers and non-employee directors hold shares of Leafly Stock, the treatment of which is described in the section titled “Proposal No. 1 — The Business Combination Proposal.” Please see the section entitled “Beneficial Ownership of Securities” for more information regarding the shares of Leafly Stock held by Leafly’s executive officers.

•        Certain of Leafly’s executive officers hold options to purchase shares of Leafly Common Stock, which will be assumed by New Leafly upon the consummation of the Business Combination. The treatment of such equity awards in connection with the Business Combination is described in the section titled “Proposal No. 1 — The Business Combination Proposal.” Please see the section entitled “Beneficial Ownership of Securities” for more information regarding the shares of Leafly Stock held by Leafly’s executive officers and non-employee directors.

•        Certain of Leafly’s non-employee directors have entered into the Support Agreements, pursuant to which such directors agreed, among other things, to vote all of their Leafly Common Stock and Leafly Preferred Stock (a) in favor of the Merger Agreement and the Business Combination, including the Mergers, and any other matters necessary or reasonably requested by Leafly in connection with the consummation of the Business Combination; provided, that if Leafly’s board of directors changes or modifies its recommendation to the Leafly shareholders to approve the Merger Agreement and approve the Business Combination, including the Mergers, the number of shares of Leafly Common Stock and or Leafly Preferred Stock that such shareholder shall be committed to vote shall decrease (on a pro rata basis) to a number of shares that, when aggregated with the number of shares of Leafly Stock that other Leafly shareholders (other than Merida) are obligated to vote pursuant to the Support Agreements, shall not exceed 40.00% of the voting power of the outstanding shares of Leafly Stock, (b) against any proposal, offer, or submission with respect to the merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, or winding up of Leafly other than the Merger Agreement and the Business Combination, including the Mergers, and (c) against any proposal, action, or agreement that would result in a breach of any covenant, representation or warranty of such shareholder contained in the Support Agreement, result in a breach of any covenant, representation, or warranty of Leafly, result in the failure of any conditions in the Merger Agreement, or change in any manner the voting rights of any class of equity securities of Leafly. Additionally, such directors have agreed to comply with certain covenants relating to non-solicitation and not to transfer any of the Leafly Common Stock and Leafly Preferred Stock held by them. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements.”

•        Leafly’s executive officers will be eligible to receive equity grants under the 2021 Plan, under which 5,232,089 shares of New Leafly Common Stock may be awarded, assuming: (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021); and (c) that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination). For additional information, please see the section entitled “Proposal No. 6 — The Incentive Plan Proposal.”

•        Certain of Leafly’s executive officers are expected to become executive officers of New Leafly upon the consummation of the Business Combination. Specifically, the following individuals who are currently executive officers of Leafly are expected to become executive officers of New Leafly upon the consummation of the Business Combination, serving in the offices set forth opposite their names below.

Name	Position
Yoko Miyashita	Chief Executive Officer
Suresh Krishnaswamy	Chief Financial Officer
Dave Cotter	Chief Product Officer
Samuel Martin	Chief Operating Officer
Kimberly Boler	General Counsel

•        Yoko Miyashita and Michael Blue serve as current directors of Leafly and are expected to become directors of New Leafly upon the consummation of the Business Combination. Additionally, the Leafly board of directors has the right to appoint one additional director of New Leafly.

•        Merida agreed that, from and after the closing of the Business Combination, New Leafly will indemnify and hold harmless each current or former director or officer of Leafly and will purchase a “runoff” directors’ and officers’ liability insurance for such directors and officers for a term of six years. For additional information related to New Leafly’s continuing indemnification obligations, please see the section entitled “The Merger Agreement — Covenants — Indemnification and D&O Insurance.”

•        At the closing of the Business Combination, certain of Leafly’s executive officers and non-employee directors will enter into the Amended and Restated Registration Rights Agreement, pursuant to which they will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of certain shares of New Leafly Common Stock held by them, subject to certain conditions set forth therein. For additional information related to the Amended and Restated Registration Rights Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements.”

Material U.S. Federal Income Tax Consequences for Holders of Merida Common Stock

The following section is a summary of the material U.S. federal income tax consequences of the Business Combination for holders of Common Stock and holders of warrants to acquire New Leafly Common Stock. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus/consent solicitation statement is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Business Combination.

This discussion addresses only those holders that hold their common stock or warrants as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and does not address all the U.S. federal income tax consequences that may be relevant to holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•        insurance companies;

•        mutual funds, real estate investments trusts and regulated investment companies;

•        financial institutions;

•        investors in pass-through entities such as partnerships, S corporations and disregarded entities for federal income tax purposes;

•        tax-exempt organizations;

•        dealers in securities or currencies;

•        traders in securities that elect to use a mark to market method of accounting;

•        persons that hold Merida’s Common Stock or New Leafly Common Stock, as the case may be, as part of a straddle, hedge, constructive sale or conversion transaction;

•        Non-U.S. Holders (as defined below, and except as otherwise discussed below);

•        persons that own (or are treated as owning) 5% or more of Merida’s Common Stock;

•        persons who exercise redemption rights but continue to own, actually or constructively, New Leafly Common Stock following the Mergers;

•        stockholders who are subject to the alternative minimum tax provisions of the Code;

•        persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;

•        persons that have a functional currency other than the U.S. dollar;

•        persons who hold shares of Merida Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•        persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•        certain expatriates or former citizens or long term residents of the United States;

•        persons who hold or receive Merida Common Stock as compensation, through a tax-qualified retirement plan or through the exercise of a warrant or redemption rights under convertible instruments; and

•        persons who are making charitable contributions of Merida Common Stock in connection with the Mergers.

Securityholders of Merida subject to special tax rules that are described above are urged to consult their own tax advisors regarding the consequences to them of the Mergers.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Merida securities, or warrants to acquire New Leafly Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners in partnerships (or other pass-through entities) holding shares of Merida Common Stock, or Warrants, should consult their tax advisors regarding the tax consequences of the Mergers.

Merida does not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Mergers and the holders of Common Stock or warrants should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion, which could be sustained by a court.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Stock, New Leafly Common Stock or warrants, as the case may be, who or which is any of the following for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•        a trust if (a) a U.S. court can exercise primary supervision over its administration and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Mergers

Treatment of Holders of Merida Stock and Warrants

Pursuant to the Merger Agreement, (a) Merger Sub I will merge with and into Leafly, with Leafly surviving as a wholly owned subsidiary of Merida, (b) Leafly will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Merida, and (c) the securityholders of Leafly will become securityholders of Merida.

No gain or loss is expected to be recognized for U.S. federal income tax purposes by Merida or by the stockholders of Merida (whether such holders are U.S. Holders or Non-U.S. Holders) if their redemption rights are not exercised, as such holders are neither receiving Merger Consideration nor exchanging any shares. No gain or loss is expected to be recognized for U.S. federal income tax purposes by holders of warrants to acquire New Leafly Common Stock (whether such holders are U.S. Holders or Non-U.S. Holders) solely as a result of the Mergers, as such holders are neither receiving Merger Consideration nor exchanging any shares.

A stockholder of Merida that is a U.S. Holder who exercises redemption rights and effects a complete termination of the stockholder’s interest in Merida is anticipated to be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Merida for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Common Stock. This gain or loss will be long-term capital gain or loss if the holding period for the share of Common Stock is more than one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations. Gain and loss recognized on a redemption of Common Stock for cash must generally be determined separately for each block of Merida shares (i.e., stock acquired at the same cost in a single transaction).

A stockholder of Merida that is a Non-U.S. Holder who exercises redemption rights and effects a complete termination of the stockholder’s interest in Merida is generally expected to be treated in the same manner as a U.S. stockholder for U.S. federal income tax purposes except that (subject to the discussion of FATCA below) such Non-U.S. Holder generally is not expected to be subject to U.S. federal income tax on the redemption unless (a) such holder is engaged in a trade or business within the United States and any gain recognized in the redemption is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintain a permanent establishment in the United States to which such gain is attributable), or (b) such holder is an individual who is present in the United States for 183 days or more during the taxable year of the exchange and certain other requirements are met.

Gain described in clause “(a)” above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. Gain described in clause “(b)” above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

This discussion in this section, “Material U.S. Federal Income Tax Consequences for Holders of Merida Common Stock,” is intended to provide only a summary of the material U.S. federal income tax consequences of the Mergers. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the Mergers or exercise of redemption rights. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular U.S. federal, state, local or foreign income or other tax consequences to you of the Mergers and exercise of redemption rights.

Material U.S. Federal Income Tax Consequences for Holders of Leafly Stock

This section describes the material U.S. federal income tax consequences for holders of Leafly Stock that exchange, pursuant to the Mergers, their Leafly Stock for shares of New Leafly Common Stock (along with the contingent right to receive Earnout Shares). This section is limited to U.S. federal income tax consequences and does not address estate or any gift tax consequences or consequences arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax and the Medicare tax on certain investment income. This section applies only to holders that hold Leafly Stock as a capital asset within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment) and that are not subject to the different consequences that may apply to holders that are subject to special rules under U.S. federal income tax law, such as:

•        financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules with respect to securities;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes;

•        U.S. expatriates or former long-term residents of the United States;

•        persons who are required to recognize income or gain with respect to the Mergers no later than the time such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code;

•        persons that actually or constructively own five percent or more (by vote or value) of the outstanding Leafly Stock;

•        persons that acquired their Leafly Stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that acquired their Leafly Stock upon conversion of the Notes;

•        persons that hold their Leafly Stock as part of a straddle, constructive sale, hedging, wash sale, conversion or other integrated or similar transaction;

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•        persons that exercise dissenters’ rights in connection with the Mergers; or

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Leafly Stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Leafly Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Mergers.

This section is based on the Code, proposed, temporary and final Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described herein.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Tax Treatment of the Mergers

Weil has delivered an opinion to Leafly stating that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Mergers, taken together as an integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Merger Tax Opinion”). The obligations of each of Leafly and Merida to complete the Mergers is not conditioned, however, on the receipt of any opinion from Weil or any other counsel as of the closing of the Business Combination. The Merger Tax Opinion is based on customary assumptions and certain representations, warranties and covenants of Leafly, Merida, Merger Sub I and Merger Sub II. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date of the Merger Tax Opinion, the validity of the Merger Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. Neither Leafly nor Merida will request a ruling from the IRS with respect to the tax treatment of the Mergers, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Mergers described below or that a court would not sustain such a challenge. If the IRS were to successfully challenge the status of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code, holders of Leafly Stock could be required to fully recognize gain with respect to such Leafly Stock as a result of the Mergers.

Tax Consequences of the Mergers to Holders of Leafly Stock

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Leafly Stock that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or any other entity treated as a corporation for U.S. federal income tax purposes);

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (a) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (b) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Leafly Stock (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

U.S. Holders

Subject to the statements below relating to the receipt of cash in lieu of fractional shares and imputed interest, a U.S. Holder of Leafly Stock that receives New Leafly Common Stock (along with the contingent right to additional Earnout Shares) in exchange for shares of Leafly Stock in the Mergers will not recognize gain or loss for U.S. federal income tax purposes as a result of the Mergers. A U.S. Holder’s aggregate tax basis in the New Leafly Common Stock received in exchange for the Leafly Stock surrendered (other than shares of New Leafly Common Stock treated as imputed interest, as described below) in connection with the Mergers (including any fractional share deemed received and sold as described below) will equal the U.S. Holder’s aggregate adjusted tax basis in the shares of Leafly Stock exchanged therefor. For this purpose, IRS guidance indicates that the maximum number of Earnout Shares issuable pursuant to the Merger Agreement should be treated as having been received by the U.S. Holder at the time of the Mergers and that adjustments to the U.S. Holder’s tax basis in shares of New Leafly Common Stock actually received should be made if the maximum number of Earnout Shares ultimately are not issued. Except to the extent of Earnout Shares treated as imputed interest (as described below), a U.S. Holder’s holding period in the New Leafly Common Stock received (including any fractional share deemed received and sold as described below) will include the holding period for the U.S. Holder’s shares of Leafly Stock surrendered in exchange therefor. A portion of the Earnout Shares (if any) actually received by a U.S. Holder may be characterized as ordinary interest income for U.S. federal income tax purposes. A U.S. Holder’s tax basis in that portion of the Earnout Shares would be equal to the fair market value thereof on the date of receipt, and the U.S. Holder’s holding period for those Earnout Shares would begin on the day following the date of receipt.

If a U.S. Holder has acquired different blocks of Leafly Stock at different times or at different prices, then such holder’s tax basis and holding period in shares of New Leafly Common Stock received in the Mergers generally will be determined with reference to each block of Leafly Stock. Any such holders should consult their tax advisors with respect to identifying the bases or holding periods of the shares of New Leafly Common Stock received in the Mergers.

A U.S. Holder that receives cash in lieu of a fractional share of New Leafly Common Stock will be treated as having received such fractional share in the Mergers and then as having sold such fractional share for cash. Such U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share of New Leafly Common Stock and the tax basis allocated to such fractional share of New Leafly Common Stock. Such gain or loss will be capital gain or loss, and long-term capital gain or loss if the holding period for such fractional share (including the holding period of the Leafly Stock surrendered therefor) is more than one year as of the closing date of the Mergers. Long-term capital gains of non-corporate U.S. Holders currently are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The U.S. federal income tax consequences of the Mergers for Non-U.S. Holders of Leafly Stock will generally be similar to those for U.S. Holders (assuming that Leafly is not and has never been a U.S. real property holding corporation as discussed below). Notwithstanding the foregoing, (a) a Non-U.S. Holder may be subject to U.S. federal income tax (and withholding with respect thereto) for any Earnout Shares treated as imputed interest; and (b) Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain recognized as a result of the receipt of cash in lieu of a fractional share of New Leafly Common Stock unless:

•        the gain is “effectively connected” with a U.S. trade or business of such Non-U.S. Holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or a fixed base in the United States maintained by such Non-U.S. Holder), in which case the Non-U.S. Holder generally will be subject to tax on such gain in the same manner as a U.S. Holder and, if the Non-U.S. Holder is a non-U.S. corporation, such corporation may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•        Leafly is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Mergers or the period that the Non-U.S. Holder held Leafly Stock, in which case any gain recognized by such Non-U.S. Holder would be subject to tax at generally applicable U.S. federal income tax rates.

Leafly believes that it is not, and has not been at any time since its formation, a United States real property holding corporation.

Reporting Requirements

Each Leafly shareholder who receives shares of New Leafly Common Stock in the Mergers is required to retain permanent records pertaining to the Mergers and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the number, basis, and fair market value of the Leafly Stock exchanged and the number of shares of New Leafly Common Stock received in exchange therefor. Additionally, certain significant Leafly shareholders are required to attach a statement to their U.S. federal income tax returns for the year in which the Mergers are consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the holder’s tax basis in such Holder’s Leafly Stock surrendered in the Mergers, the fair market value of such stock, the date of the Mergers and the name and employer identification number of each of Leafly and Merida. Holders of shares of Leafly Stock are urged to consult with their tax advisors regarding the application of these rules.

Backup Withholding and Information Reporting

A holder of shares of Leafly Stock may, under certain circumstances, be subject to information reporting and backup withholding on any cash payments received in the Mergers, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

Anticipated Accounting Treatment

The Mergers will be regarded as a reverse recapitalization in conformity with GAAP as Leafly’s former shareholders will retain control after the Mergers. Under this method of accounting, Leafly will be the accounting acquirer (legal acquiree) and Merida will be deemed the accounting acquiree (legal acquirer) for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Leafly with the proposed transaction being treated as the equivalent of Leafly issuing stock for the net assets of Merida, accompanied by a recapitalization. The net assets of Leafly will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the closing of the Mergers will be those of Leafly.

Regulatory Matters

The Mergers are not subject to any additional federal or state regulatory requirement or approval, except for (a) the filings with the States of Delaware and Washington necessary to effectuate the Mergers and (b) the filing of the required notification with the Federal Trade Commission and the Department of Justice in respect of, and the expiration or termination of the required waiting periods under, the HSR Act. On September 3, 2021, the parties filed the notice required under the HSR Act and requested early termination of the waiting period under the HSR Act. The 30-day waiting period with respect to the Mergers expired at 11:59 p.m. eastern time on October 4, 2021.

Required Vote

The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present and entitled to vote at the special meeting to approve the Business Combination. Abstentions will have the same effect as a vote “against” the Business Combination Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder because the Business Combination Proposal is considered “non-routine.” Consequently, broker non-votes will have no effect with respect to the Business Combination Proposal.

Under Merida’s Existing Charter, the Business Combination may not be consummated if Merida has net tangible assets of less than $5,000,001, after taking into account the redemption for cash of all public shares properly demanded to be redeemed by holders of public shares.

The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) are not expected to be presented to the stockholders for a vote.

THE MERIDA BOARD OF DIRECTORS RECOMMENDS THAT THE MERIDA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT

For a discussion of the structure of the transactions and consideration contemplated by the Merger Agreement, see the section entitled “Proposal No. 1 — The Business Combination Proposal.” Such discussion and the following summary of other material provisions of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex A. All stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the transactions.

Closing and Effective Time of the Business Combination

The closing of the Business Combination will take place no later than the third business day following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to the Closing of the Business Combination” (other than those conditions that by their nature are to be satisfied at the closing of the Business Combination, but subject to the satisfaction thereof at the closing), unless the parties to the Merger Agreement agree in writing to another date. The Business Combination is expected to be consummated as soon as practicable after the special meeting of Merida’s stockholders described in this proxy statement/prospectus/consent solicitation statement.

Representations and Warranties

The Merger Agreement contains representations and warranties of Leafly relating, among other things, to proper organization and qualification; subsidiaries; the authorization, performance and enforceability against Leafly of the Merger Agreement; absence of conflicts; consents and approvals required to complete the transactions contemplated by the Merger Agreement; capitalization; financial statements; absence of undisclosed liabilities; absence of certain changes or events; internal controls; litigation; restrictions on business activities; compliance with laws; intellectual property matters; data privacy; Leafly’s material contracts; benefit plans; labor matters; tax matters; brokers’ fees; insurance; real property and tangible property; environmental matters; significant customers and suppliers; transactions with affiliates; permits; statements provided by Leafly for inclusion in the proxy/prospectus to be distributed in connection with the Mergers; and the issuance of an aggregate of approximately $31.47 million of Notes pursuant to the Note Purchase Agreement.

The Merger Agreement contains representations and warranties of each of Merida and the Merger Subs relating, among other things, to proper organization and qualification; the authorization, performance and enforceability against Merida and each Merger Sub of the Merger Agreement; absence of conflicts; litigation; compliance with laws; benefit plans; consents and approvals required to complete the transactions contemplated by the Merger Agreement; Merida’s trust account; taxes; brokers’ fees; reports filed with the SEC, Nasdaq correspondence, financial statements, compliance with the Sarbanes-Oxley Act, and Canadian reporting issuer status; absence of business activities and certain changes or events; statements provided by Merida and the Merger Subs for inclusion in the proxy/prospectus to be distributed in connection with the Mergers; capitalization; Nasdaq and NEO Exchange listing; Merida’s material contracts; application to Merida of the Investment Company Act of 1940 and the JOBS Act; and transactions with affiliates.

Covenants

Conduct of Businesses Prior to the Completion of the Business Combination.    Leafly has agreed that, from the date the Merger Agreement was signed through the earlier of the completion of the Business Combination or termination of the Merger Agreement in accordance with its terms (the “Interim Period”), except as disclosed in the disclosure schedules to the Merger Agreement, as expressly contemplated by the Merger Agreement, as consented to by Merida in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as required by law (including any laws, orders, actions, directors, guidelines or recommendations by any governmental authority related to COVID-19 (“COVID-19 Measures”) or any social or civil unrest (“Social Unrest Measures”)), it will, and will cause its subsidiaries to, use commercially reasonable efforts to (a) conduct and operate its business in the ordinary course consistent with past practice; (b) preserve intact the current business organization and ongoing businesses of Leafly and its subsidiaries, and maintain the existing relations and goodwill of Leafly and its subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Leafly and its subsidiaries; (c) keep available the services of their present officers and other key employees; and (d) maintain all insurance policies of Leafly and its subsidiaries or substitutes therefor. To the extent that Leafly has taken any COVID-19 Measures or Social Unrest Measures, Leafly

shall use commercially reasonable efforts to take reasonable precautions to mitigate the risk of COVID-19 exposure to employees, business partners, customers, and other invitees onto Leafly-controlled premises, including compliance with directives and guidance from the Centers for Disease Control and Prevention, the United States Department of Labor, and the Occupational Safety and Health Administration. Without limiting the generality of the foregoing, during the Interim Period, except as set forth on the disclosure schedules, as expressly contemplated by the Merger Agreement or as consented to by Merida in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by law, COVID-19 Measures or Social Unrest Measures, Leafly shall not, and Leafly shall cause its subsidiaries not to:

•        change or amend the articles of incorporation, bylaws or other organizational documents of Leafly or any of its subsidiaries;

•        make, declare or pay any dividend or distribution (whether in cash, stock or property) to the shareholders of Leafly in their capacities as shareholders; effect any recapitalization, reclassification, split or other change in its capitalization; except as permitted under the Merger Agreement or in connection with the exercise of any stock option outstanding as of the date of the Merger Agreement in accordance with its terms, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock; or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests, except for: (a) the acquisition by Leafly or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Leafly or its subsidiaries in connection with the forfeiture or cancellation of such equity interests; (b) transactions between Leafly and any of its wholly-owned subsidiaries or between wholly-owned Subsidiaries Leafly; and (c) purchases or redemptions pursuant to exercises of stock options issued and outstanding as of the date of the Merger Agreement or the withholding of shares to satisfy net settlement or tax obligations with respect to equity awards in accordance with the terms of such equity awards;

•        enter into, or amend or modify any material term of, terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under certain material contracts, leases related to material leased properties, or any collective bargaining or similar agreement (including agreements with works councils and trade unions) to which Leafly or its subsidiaries is a party or by which it is bound, other than amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

•        sell, transfer, lease, license, sublicense, pledge or otherwise encumber or subject to any lien (other than certain permitted liens), abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of Leafly and its subsidiaries, taken as a whole (including material items of intellectual property owned by Leafly or its subsidiaries), except for dispositions of obsolete or worthless assets and other than in the ordinary course of business consistent with past practice;

•        other than as required pursuant to benefit plans in effect on the date of the Merger Agreement (or adopted or entered into after the date hereof in accordance with the terms of the Merger Agreement, applicable law, or in the ordinary course of business consistent with past practice: (a) materially increase any compensation or benefits (including severance) of, or grant or provide any change in control, retention, sale bonus or similar payments or benefits to any current or former director, employee or individual independent contractor of Leafly or any of its subsidiaries (other than annual merit-based or promotion-based base compensation increases in the ordinary course of business consistent with past practice); (b) adopt, enter into, materially amend or terminate certain benefit plans, or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Leafly or any of its subsidiaries is a party or by which any of them is bound, other than actions that would not materially increase costs to Leafly; (c) grant or pay any severance or termination payments or benefits to any current or former director, employee, or individual independent contractor of Leafly or any of its subsidiaries; (d) hire or terminate (other than for cause) any employee of the Company or any of its Subsidiaries with a base salary in excess of $250,000; (e) accelerate the vesting, payment or funding of any compensation or benefit to any current or former director, employee, or individual independent contractor of Leafly or any of its subsidiaries under any benefit plan; or (f) except for grants of equity awards to newly hired employees and individual independent contractors or in connection with promotions or refresh grants, in each case in the ordinary course of business consistent with past practice, grant any equity or equity-based compensation awards;

•        fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Leafly or any of its subsidiaries (other than the Business Combination);

•        make any capital expenditures (or commit to make any capital expenditures) that in the aggregate exceed $100,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with Leafly’s annual capital expenditure budget for periods following the date of the Merger Agreement, made available to Merida;

•        make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, employees, directors, agents or consultants, but excluding any of Leafly’s subsidiaries), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, other than advances to employees or officers of Leafly or its subsidiaries in the ordinary course of business consistent with past practice;

•        make, rescind or change any tax election; settle or compromise any tax claim; adopt, change or make a request to change any tax accounting method or period; file any material amendment to a tax return; enter into any closing agreement with any governmental authority with respect to taxes; surrender any right to claim a material refund of taxes; settle or compromise any examination, audit or other action with any governmental authority relating to any taxes; or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes;

•        enter into any agreement that restricts the ability of Leafly or any of its subsidiaries to engage or compete in any line of business, or enter into any agreement that restricts the ability of Leafly or its subsidiaries to enter a new line of business;

•        acquire any fee interest in real property;

•        enter into, renew, or amend in any material respect any agreement between Leafly and an affiliate;

•        waive, release, compromise, settle or satisfy any pending or threatened action or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise does not exceed $500,000 in the aggregate;

•        issue or sell any debt securities or rights to acquire any debt securities of Leafly or any of its subsidiaries or guarantee any debt securities of another person, or incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;

•        accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business or delay or accelerate payment of any account payable in advance of or beyond its due date or the date such liability would have been paid in the ordinary course of business;

•        enter into any material new line of business outside of the business currently conducted by Leafly and its subsidiaries as of the date of the Merger Agreement;

•        make any material change in financial accounting methods, principles, or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

•        voluntarily fail to maintain, cancel, or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Leafly and its subsidiaries and their assets and properties;

•        implement any employee layoffs, plant closings or similar events that, individually or in the aggregate, would give rise to any obligations or liabilities on the part of Leafly or any of its subsidiaries under WARN, including any temporary layoffs or furloughs that would trigger obligations or liabilities under WARN should they last for longer than six months; or

•        enter into any agreement to do any of the foregoing.

Merida has agreed to a more limited set of restrictions on its business prior to the effective time of the Business Combination. Specifically, Merida has agreed that, during the Interim Period, except as set forth in the disclosure schedules to the Merger Agreement, as expressly contemplated or permitted by the Merger Agreement, as consented to by Leafly in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), or as may be required by law, including COVID-19 Measures or Social Unrest Measures, it will, and will cause the Merger Subs to, use commercially reasonable efforts to operate its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, except as set forth on the disclosure schedules, as expressly contemplated by the Merger Agreement or as consented to by Leafly in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by law, COVID-19 Measures or Social Unrest Measures, Merida shall not, and Merida shall cause the Merger Subs not to:

•        change, modify or amend the agreement between Merida and Continental Stock Transfer & Trust Company as trustee which governs the disbursement of the trust account (or any other agreement relating to Merida’s trust account), Merida’s Existing Charter and current bylaws (except in connection with an amendment to extend Merida’s liquidation date or as contemplated under the Merger Agreement), the organizational documents of the Merger Subs, or form or establish any other subsidiary;

•        make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; split, combine, reclassify or otherwise change any of its capital stock or other equity interests; other than the redemption of any public shares demanded by the public stockholders as described herein, or as otherwise required by Merida’s Existing Charter and current bylaws in order to consummate the Business Combination, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Merida; or effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

•        enter into, renew, amend, or waive or release any material rights, claims or benefits under any agreement with an affiliate of Merida, including the letter agreements entered into prior to Merida’s initial public offering between Merida, the Sponsor, and each of Merida’s officers and directors;

•        enter into, or amend or modify any term of, terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, certain material contracts, benefit plans, or collective bargaining or similar agreements (including agreements with works councils and trade unions and side letters) to which Merida or its subsidiaries is a party or by which it is bound;

•        waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened action) or compromise or settle any liability;

•        other than in connection with loans from the Sponsor to meet Merida’s reasonable capital requirements necessary for the consummation of the Business Combination, incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, as applicable, or enter into any arrangement having the economic effect of any of the foregoing;

•        offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Merida or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than in connection with the exercise of any outstanding Warrants in accordance with the terms thereof or the Business Combination, or amend, modify or waive any of the terms or rights set forth in, any Warrant or the Warrant Agreement, including any amendment, modification or reduction of the exercise price set forth therein;

•        fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Merida or its subsidiaries (other than the transactions contemplated by the Merger Agreement);

•        other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

•        make any change in financial accounting methods, principles, or practices, except insofar as may have been required by a change in GAAP or applicable law, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable law;

•        voluntarily fail to maintain, cancel, or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Merida and its subsidiaries and their assets and properties;

•        make, rescind or change any tax election; settle or compromise any tax claim; adopt, change or make a request to change any tax accounting method or period; file any material amendment to a tax return; enter into any closing agreement with any governmental authority with respect to taxes; surrender any right to claim a material refund of taxes; settle or compromise any examination, audit or other action with any governmental authority relating to any taxes; or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes;

•        create any material liens (other than certain permitted liens) on any material property or assets of Merida or the Merger Subs;

•        engage in any material new line of business; or

•        enter into any agreement to do any of the foregoing.

HSR Act and Regulatory Approvals.    As promptly as practicable after the date of the Merger Agreement, Merida and Leafly agreed to prepare and file the notification required of it under the HSR Act within 20 business days after the date of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement and to promptly and in good faith respond to all information requested of it by the FTC, the Antitrust Division of the Department of Justice, or any other governmental authority in connection with such notification and otherwise cooperate in good faith with each other and such governmental authorities. Merida and Leafly agreed to each pay 50% of any filing fees required by governmental authorities, including filing fees in connection with filings under the HSR Act.

Proxy Solicitation.    Merida agreed to use reasonable best efforts to, as promptly as practicable, (a) establish the record date for, duly call, give notice of, convene and hold the special meeting in accordance with the DGCL, (b) cause this proxy statement/prospectus/consent solicitation statement to be disseminated to its stockholders in compliance with applicable law, including the DGCL, and (c) solicit proxies from the holders of Common Stock to vote in accordance with the recommendation of the board of directors of Merida with respect to each of the proposals contained in this proxy statement/prospectus/consent solicitation statement. Merida also agreed that its board of directors would recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus/consent solicitation statement and is obligated to include such recommendation in this proxy statement/prospectus/consent solicitation statement, unless the board of directors of Merida has changed its recommendation in accordance with the terms of the Merger Agreement.

Non Solicitation.    During the Interim Period, Leafly agreed not to, and to cause its subsidiaries not to by using its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•        initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal. The Merger Agreement defines an “acquisition proposal” as any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Merida, the Merger Subs or their respective affiliates or with respect to the Business Combination) relating to, in a single transaction or series of related transactions: (a) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the consolidated revenues, income or assets of Leafly and its subsidiaries, taken as a whole; (b) any direct or indirect acquisition of 15% or more of the consolidated assets of Leafly and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Leafly’s board of directors), including through the acquisition of one or more subsidiaries of Leafly owning such assets; (c) the acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of Leafly, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the total voting power of the equity securities of Leafly, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Leafly (or any subsidiary of Leafly) that constitutes 15% or more of the consolidated revenues, income or assets of Leafly and its subsidiaries, taken as a whole; or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities Leafly.

•        engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to any of its properties, books or records or any confidential information or data to, any person or entity relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal;

•        furnish any non-public information regarding Leafly or any of its subsidiaries or access to any of the properties, assets or employee of Leafly or any of its subsidiaries to any person or entity with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal;

•        approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal;

•        execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any acquisition proposal;

•        submit any acquisition proposal to its stockholders; or

•        resolve or agree to do any of the foregoing.

Leafly also agreed that, immediately following the execution of the Merger Agreement, it shall, and shall cause each of its subsidiaries to and shall use its reasonable best efforts to cause its and their respective representatives to, (a) cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the Merger Agreement and their respective representatives) conducted prior in connection with any acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal and (b) terminate access to any physical or electronic data room maintained by or on behalf of Leafly or any of its subsidiaries and within three business days of the execution of the Merger Agreement, instruct each person that has prior to the date of the Merger Agreement executed a confidentiality agreement in connection with its consideration of acquiring Leafly to return or destroy all confidential information furnished to such person or entity by or on behalf of it or any of its subsidiaries prior to the date of the Merger Agreement.

Notwithstanding the foregoing, if, at any time prior to obtaining the Leafly Shareholder Approval, Leafly or any of its representatives receives an unsolicited bona fide acquisition proposal that did not result from a material breach of the Merger Agreement, Leafly’s board of directors may take the actions otherwise prohibited by the Merger Agreement respect to such acquisition proposal (and enter into a confidentiality agreement with the third party proposing such acquisition proposal) solely if Leafly’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that (a) such acquisition proposal constitutes, or is reasonably likely to result in, a transaction that is more favorable from a financial point of view to the Company Shareholders (solely in their capacity as such) than the transactions contemplated by the Merger Agreement after taking into account all such factors and matters deemed relevant in good faith by the Company Board (“Superior Proposal”) and (b) the failure by Leafly’s board of directors to take such actions would constitute a breach of its fiduciary duties under applicable law. In the event Leafly’s board of directors, after consultation with its financial advisor and outside legal counsel, determines that an acquisition proposal constitutes a Superior Proposal, Leafly may terminate the Merger Agreement and enter into a definitive agreement with respect to such Superior Proposal, provided that Leafly delivers written notice to Merida that it intends to take such actions with respect to such Superior Proposal and Leafly (or its designee) pays to Merida a termination fee in the amount of $7,700,000.

Merida Exclusivity.    During the Interim Period, Merida shall not, and shall not permit any of its affiliates or representatives to, take, directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Leafly, its stockholders and/or any of their respective affiliates or representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, relating to any business combination (a “business combination proposal”) other than with Leafly, its stockholders and their respective affiliates and representatives. Merida shall, and shall cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, a business combination proposal.

The Nasdaq Listing.    Merida agreed to use its reasonable best efforts to cause the shares of New Leafly Common Stock issued in the Mergers to be approved for listing on Nasdaq at the closing of the Business Combination. During the Interim Period, Merida shall use reasonable best efforts to ensure that Merida remains listed as a public company on, and for shares of Common Stock to be listed on, Nasdaq.

Indemnification and D&O Insurance.    From and after the effective time of the Initial Merger, Merida agreed that it will indemnify and hold harmless each current or former director, manager or officer, as the case may be, of Leafly, Merida and their respective subsidiaries (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the Initial Merger, whether asserted or claimed prior to, at or after the effective time of the Initial Merger, to the fullest extent that Leafly, Merida or their respective subsidiaries, as the case may be, would have been permitted under applicable law and their respective organizational documents in effect on the date of the Merger Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, Merida agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each D&O Indemnified Party, as provided in the applicable organizational documents or in any indemnification agreement with Leafly, Merida or their respective subsidiaries shall survive the closing of the Initial Merger and shall continue in full force and effect. For a period of six years after the closing of the Initial Merger, Merida shall, and shall cause the Final Surviving Company and its subsidiaries to, maintain in effect exculpation, indemnification and advancement of expenses provisions in the organizational documents of Leafly, Merida and their respective subsidiaries no less favorable to the D&O Indemnified Parties than the similar provisions included in the organizational documents of Leafly, Merida and their respective subsidiaries, to the extent applicable, as in effect immediately prior to the closing of the Initial Merger or in any indemnification agreements of Leafly, Merida and their respective subsidiaries with any D&O Indemnified Party as in effect as of immediately prior to the closing of the transactions contemplated by the Merger Agreement, and Merida shall not, and shall cause the Final Surviving Company and its subsidiaries not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, in each case, except as required by law; provided, however, that all rights to indemnification or advancement of expenses in respect of any actions pending or asserted or any claim made within such period will continue until the disposition of such action or resolution of such claim. From and after the closing of the Initial Merger, Merida shall, and shall cause the Final Surviving Company and its subsidiaries to, honor, in accordance with their respective terms, each of the covenants contained in the provisions of the Merger Agreement summarized under this heading “— Indemnification and D&O Insurance” (the “indemnification and D&O insurance provisions”) without limit as to time.

Leafly agreed to purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) prior to the Closing in respect of acts or omissions occurring prior to the effective time of the Initial Merger covering each such person or entity that is a director or officer of Leafly or one or more of its subsidiaries currently covered by a directors’ and officers’ liability insurance policy of Leafly or one or more of its subsidiaries on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement for the six year period following the closing of the Initial Merger. Merida will, and will cause the Final Surviving Company to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Final Surviving Company and its subsidiaries, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to the indemnification and D&O insurance provisions of the Merger Agreement.

The rights of each D&O Indemnified Party under the Merger Agreement shall be in addition to, and not in limitation of, any other rights such person may have under the organizational documents of Leafly, the Company or their respective subsidiaries, as applicable, any other indemnification agreement or arrangement, any law or otherwise. The obligations of Merida, the Final Surviving Company, Leafly and their respective subsidiaries under the indemnification and D&O insurance provisions of the Merger Agreement shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The indemnification and D&O insurance provisions of the Merger Agreement shall survive the closing of the Initial Merger and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third party beneficiary of the indemnification and D&O provisions of the Merger Agreement.

If Merida or, after the closing of the Initial Merger, the Final Surviving Company or its subsidiaries, or any of their respective successors or assigns: (a) consolidates with or merges into any other person or entity and shall not be the continuing or surviving entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, in each such case, proper provision will be made so that the successors and assigns of Merida, the Final Surviving Company or its subsidiaries, as applicable, assume the obligations set forth in the indemnification and D&O insurance provisions of the Merger Agreement.

Other Covenants and Agreements.    The Merger Agreement contains other covenants and agreements, including covenants related to:

•        Leafly and Merida providing access, subject to certain specified restrictions and conditions, to the other party and its representatives reasonable access to Leafly’s and Merida’s (as applicable) and its subsidiaries’ properties, records, systems, contracts and commitments;

•        Leafly and its subsidiaries shall not, and each shall use its reasonable best efforts to require each of its controlled affiliates not to, engage in transactions involving securities of Merida without Merida’s prior consent;

•        Leafly waiving claims to the trust account in the event that the Business Combination is not completed;

•        Leafly terminating certain agreements with its stockholders and other affiliates;

•        Leafly delivering its audited and unaudited interim financial statements required to be included in this proxy statement/prospectus/consent solicitation statement;

•        Leafly soliciting approval of the transactions contemplated by the Merger Agreement by the Leafly shareholders on the first business day following the date that this Registration Statement is declared effective under the Securities Act and delivering evidence of such approval to Merida no later than three business days thereafter;

•        Merida keeping current and timely filing or furnishing all reports required to be filed or furnished with the SEC, applicable Canadian securities regulatory authorities, and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•        Leafly and Merida cooperating on the preparation and efforts to make effective this proxy statement/prospectus/consent solicitation statement;

•        Merida making certain disbursements from the trust account at the closing;

•        Merida taking all actions necessary or appropriate to cause certain appointments to the board of Merida;

•        Merida taking steps to exempt the acquisition of the Common Stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•        Merida adopting the Proposed Bylaws prior to the consummation of the transactions contemplated by the Merger Agreement;

•        Merida taking all actions necessary to obtain the approval of Merida’s stockholders to amend Merida’s Existing Charter to extend the deadline for Merida to consummate its initial business combination in the event that Merida reasonably believes that the Business Combination will not be completed by September 15, 2021;

•        Confidentiality and publicity relating to the Merger Agreement and the Business Combination;

•        Merida’s board approving and adopting the 2021 Plan, ESPP, and Earnout Plan and reserving shares of New Leafly Common Stock for issuance thereunder, subject to stockholder approval of each such plan as described herein;

•        Leafly delivering to the Company a valid certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c); and

•        Each of Merida and Leafly to deliver to one another executed copies of the Amended and Restated Registration Rights Agreement.

Conditions to the Closing of the Business Combination

The obligation of each of the parties to consummate the transactions contemplated by the Merger Agreement is conditioned upon, among other things:

•        all specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired and no governmental entity shall have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree, injunction, or other order which has the effect of enjoining or prohibiting the Business Combination;

•        Merida shall have at least $5,000,001 of net tangible assets remaining after taking into account redemptions by Merida’s public stockholders and immediately prior to or upon the Closing, as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act;

•        Merida’s stockholders shall have approved the Merger Agreement and Business Combination, the issuance of Merida Common Stock in connection with the Business Combination, and amendment to Merida’s Existing Charter and the adoption of the Earnout Plan;

•        Leafly’s shareholders shall have approved the Merger Agreement and the Business Combination;

•        the New Leafly Common Stock to be issued in the Mergers shall be listed or have been approved for listing on Nasdaq, subject only to official notice of listing thereof and the requirement to have a sufficient number of round lot holders;

•        the Merida Common Stock and Merida Warrants shall have been delisted from the NEO Exchange; and

•        the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

The obligation of Merida to consummate the transactions contemplated by the Merger Agreement is also conditioned upon, among other things:

•        the accuracy of the representations and warranties of Leafly, subject to certain bring-down standards; and

•        performance of the covenants of Leafly required by the Merger Agreement to be performed at or prior to the Closing.

The obligation of Leafly to consummate the transactions contemplated by the Merger Agreement is also conditioned upon, among other things:

•        the accuracy of the representations and warranties of Merida, subject to certain bring-down standards;

•        performance of the covenants of Merida required by the Merger Agreement to be performed at or prior to the Closing;

•        Merida’s Existing Charter shall have been amended and restated in the form of the Proposed Charter; and

•        the Minimum Cash Condition shall have been met.

Waiver

Either Merida or Leafly may waive, to the extent permitted by law, any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Merida’s Existing Charter, Merida cannot consummate the Mergers if it has less than $5,000,001 of net tangible assets remaining either immediately prior to or upon consummation of the Mergers after taking into account the holders of public shares that properly demanded that Merida redeem their public shares for their pro rata share of the trust account.

Termination

The Merger Agreement may be terminated and the Business Combination abandoned as follows:

•        by written consent of Merida and Leafly;

•        prior to the Closing, by written notice from Leafly to Merida if (a) Merida has breached any of its representations, warranties, or covenants which breach would result in the failure of Merida to satisfy the conditions to closing (subject to customary cure periods), (b) the Closing has not occurred on or before the Termination Date, provided, however, that Leafly’s right to terminate the Merger Agreement on or after the Termination Date will not be available to any party whose failure to fulfill its obligations under the Merger Agreement has been the principal cause of, or primarily resulted in, the failure of the Mergers to occur on or before the Termination Date, or (c) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order, or a statute, rule or regulation;

•        prior to the Closing, by written notice from Merida to Leafly if (a) Leafly has breached any of its representations, warranties, or covenants which breach would result in the failure of Leafly to satisfy the conditions to closing (subject to customary cure periods), (b) the Closing has not occurred on or before the Termination Date, provided, however, that Merida’s right to terminate the Merger Agreement on or after the Termination Date will not be available to any party whose failure to fulfill its obligations under the Merger Agreement has been the principal cause of, or primarily resulted in, the failure of the Mergers to occur on or before the Termination Date, or (c) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order, or a statute, rule or regulation;

•        by written notice from either Merida or Leafly if approval of the Business Combination Proposal, Nasdaq Proposal, or Charter Amendment Proposal by Merida’s stockholders was not obtained at special meeting (subject to any adjournment or recess of the meeting);

•        by written notice from Leafly to Merida prior to Merida obtaining approval of each of the Business Combination Proposal, Nasdaq Proposal, and Charter Amendment Proposal from the Merida stockholders if Merida’s board of directors changes its recommendation to Merida’s stockholders or fails to include the recommendation of the Merida board of directors in favor of such proposals in the proxy statement distributed to Merida’s stockholders;

•        by written notice from Merida to Leafly prior to Leafly obtaining the requisite Leafly Shareholder Approval if Leafly’s board of directors changes its recommendation to Leafly’s shareholders with respect to the transactions contemplated by the Merger Agreement;

•        by written notice from Leafly to Merida prior to Leafly obtaining the requisite Leafly Shareholder Approval if Leafly’s board of directors has determined to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement); or

•        by Merida if the written consent containing the requisite Leafly Shareholder Approval shall not have been delivered to Leafly and Merida within three business days of the dissemination of the consent solicitation statement to the Leafly shareholders (provided that the right to terminate shall expire if the requisite Leafly Shareholder Approval has been obtained and delivered to Merida).

In the event that the Merger Agreement is terminated by Merida because Leafly’s board of directors has changed its recommendation to the Leafly shareholders with respect to the transactions contemplated by the Merger Agreement or by Leafly because Leafly’s board of directors has determined to enter into a definitive agreement with respect to a Superior Proposal, Leafly shall pay Merida a termination fee in an amount equal to $7,700,000.

Effect of Termination

In the event of proper termination by any of the parties, the Merger Agreement will be of no further force or effect (other than with respect to certain surviving obligations specified in the Merger Agreement), without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of any party thereto for any intentional and willful breach of the Merger Agreement by such party occurring prior to such termination. If the Merger Agreement is not properly terminated, it will remain in full force and effect, and each party will have the right to enforce the agreement in accordance with its terms, including by seeking specific performance. In the event the Merger Agreement is properly terminated, but a party has engaged in intentional and willful breach of the agreement prior to such termination, such party shall not be relieved of any liability arising out of such intentional and willful breach.

Fees and Expenses

Except as otherwise set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Business Combination will be paid by the party incurring such expenses whether or not the Mergers are consummated. The filing fees for the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part shall be paid by Merida.

Confidentiality; Access to Information

Each of Leafly and Merida, subject to certain exceptions (including limitations in light of the COVID-19 pandemic in circumstances where the providing party reasonably determines in good faith that access would be reasonably likely to jeopardize the health and safety of any employee), will afford to the other party and such other party’s financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, in such manner as to not interfere with the normal operation of the other, to the properties, books, records and management personnel during the period prior to the closing of the Mergers to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel, as such other party may reasonably request. The parties agree to maintain any non-public information received from the other party in connection with the Merger Agreement and the negotiations related thereto in confidence in accordance with the confidentiality agreement entered into between the parties in connection with the Business Combination.

Amendments

The Merger Agreement may be amended by the parties thereto at any time prior to the closing of the Business Combination by execution of an instrument in writing signed on behalf of each of the parties.

Governing Law; Consent to Jurisdiction

The Merger Agreement is governed by and construed in accordance with the internal law of the state of Delaware, regardless of the law that might otherwise govern under applicable principles of the conflicts of laws of Delaware. With respect to disputes related to the Merger Agreement, each party irrevocably consents to the exclusive jurisdiction and venue of the Delaware Chancery Court (or, if the Delaware Chancery Court is unavailable, any other court in the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal courts of the United States of America sitting in the State of Delaware).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless otherwise specified, numbers in this section are presented in thousands, except for per share numbers, conversion ratios and percentages.

Introduction

The following unaudited pro forma condensed combined financial information is presented to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

Merida is a blank check company incorporated in Delaware on June 20, 2019. Merida was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more operating businesses or entities. As of September 30, 2021, Merida had $130,204 in its trust account.

Leafly was founded in 2010 and has grown into a leading marketplace and information resource platform. Leafly offers a deep library of content, including detailed information about cannabis strains, retailers and current events. Leafly is a trusted destination to discover legal cannabis products and order them from licensed retailers. Leafly offers subscription-based products and digital advertising used by over 7,800 cannabis brands and 4,600 retailers (the preceding two numbers are not presented in thousands). The company is headquartered in Seattle, Washington.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 combines the historical balance sheet of Merida and the historical balance sheet of Leafly on a pro forma basis as if the Business Combination and the related transactions contemplated by the Merger Agreement, summarized below, had been consummated on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020, combines the historical statements of operations of Merida and Leafly for such periods on a pro forma basis as if the Business Combination and the transactions contemplated by the Merger Agreement, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented.

The pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Leafly. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of Merida was derived from the unaudited and audited financial statements of Merida as of and for the nine months ended September 30, 2021, and for the year ended December 31, 2020, which are included elsewhere in this proxy statement/prospectus/consent solicitation statement. The historical financial information of Leafly was derived from the unaudited and audited consolidated financial statements of Leafly as of and for the nine months ended September 30, 2021, and for the year ended December 31, 2020, which are included elsewhere in this proxy statement/prospectus/consent solicitation statement. This information should be read together with Merida’s and Leafly’s unaudited and audited financial statements and related notes, the sections titled “Other Information Related to Merida — Merida’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Leafly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus/consent solicitation statement.

Accounting for the Transactions

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, Merida will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Leafly issuing stock for the net assets of Merida, accompanied by a recapitalization. The net assets of Merida will be stated at historical cost, with no goodwill or other intangible assets recorded.

Leafly has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the minimum and maximum redemption scenarios:

•        Without including the effect of outstanding warrants, options, the Earnout Shares, or any further financing of Merida or Leafly, immediately after the closing of the Business Combination, Leafly’s existing securityholders will have the greatest voting interest in New Leafly under the no redemption and maximum possible redemption scenarios with approximately 72% and 83% voting interest, respectively;

•        Leafly will have the ability to nominate the majority of the members of the board of directors of New Leafly following the Closing; and

•        Leafly’s senior management will be the senior management of New Leafly.

The unaudited pro forma condensed combined financial information has been prepared using the following assumptions: (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021) and (c) no inclusion of the effect of any future grants of warrants, post-Business Combination grants of options, the issuance of Earnout Shares, or any further financing of Merida or Leafly. Additionally, the unaudited pro forma condensed combined financial information has been prepared using the following assumptions with respect to the potential redemption into cash of Common Stock:

•        Assuming No Redemptions:    This presentation assumes that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,390 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

•        Assuming Maximum Redemptions:    This presentation assumes that public stockholders holding an aggregate of 7,656 shares of Common Stock exercise redemption rights with respect to their public shares. The maximum redemption amount is derived on the basis that Merida is required to have $85,000 in Closing Cash immediately prior or upon the Closing, after giving effect to payments to redeeming stockholders.

The following summarizes the pro forma shares of New Leafly Common Stock issued and outstanding immediately after the Business Combination, presenting the two redemption scenarios:

	Pro Forma Combined Assuming No Redemptions (Shares)%			Pro Forma Combined Assuming Maximum Redemptions (Shares)%
Merida public stockholders	11,612		24.0	5,346	(1)	12.7
Merida sponsor shares and Representative Shares that will vest upon closing of the Mergers	1,745	(2)	3.6	1,745	(2)	4.1
Total Merida	13,357		27.6	7,091		16.8
Leafly existing securityholders	35,123	(3)	72.4	35,123	(3)	83.2
Weighted average shares outstanding, basic and diluted– pro forma	48,480		100.0	42,214		100.0

____________

(1)      Amount represents the maximum redemption scenario whereby public stockholders holding an aggregate of 7,656 shares of Common Stock exercise redemption rights with respect to their public shares.

(2)      Amount represents 1,625 sponsor shares, and 120 Representative Shares that will vest upon closing of the Mergers, assuming the Minimum Cash Condition is satisfied. A total of 3,250 sponsor shares and 120 Representative Shares are outstanding, however, the remaining 50% of the sponsor shares will be subject to forfeiture and will vest per the conditions described under “Proposal No. 1 — The Business Combination Proposal — Related Agreements” if the Business Combination closes and are therefore excluded from this table.

(3)      Amount represents 24,915 shares to be converted from Leafly Common Stock, 6,124 shares to be converted from Leafly Preferred Stock, and 4,084 shares to be converted from Leafly convertible notes.

Description of the Business Combination

Upon the closing of the Business Combination, Merida will assume the name “Leafly Holdings, Inc.” The aggregate consideration for the Business Combination is estimated to be $385,000 and will be payable in the form of shares of Common Stock. Pursuant to the terms of the Merger Agreement, the following shall occur at Closing:

•        In the Initial Merger, Merger Sub I will merge with and into Leafly, with Leafly being the surviving entity of the Initial Merger, and immediately following the Initial Merger and as a part of the same overall transaction as the Initial Merger, in the Final Merger Leafly will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of the Final Merger and a fully-owned subsidiary of Merida;

•        the conversion of Leafly Convertible Promissory Notes to 12,473 shares of Leafly Common Stock immediately prior to the Closing in accordance with the Leafly Charter; and

•        the conversion of 18,702 shares of Leafly Preferred Stock to 18,702 shares of Leafly Common Stock immediately prior to the Closing in accordance with the Leafly Charter.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 are based on the historical financial statements of Merida and Leafly. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2021

	Historical		Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
(in thousands)	MCMJ	Leafly	Assuming No Redemption			Assuming Maximum Possible Redemption
Assets
Current assets:
Cash and cash equivalents	$101	$33,104	$101,115	a,b	$134,320	$38,359	a,b	$71,564
Accounts receivable, net	—	2,166	—		2,166	—		2,166
Prepaid expenses and other current assets	233	3,485	(2,681)	b	1,037	(2,681)	b	1,037
Restricted cash	—	142	—		142	—		142
Total current assets	334	38,897	98,434		137,665	35,678		74,909
Cash and marketable securities held in trust account	130,203	—	(130,203)	a,c,e	—	(130,203)	a,c,e	—
Property and equipment, net	—	323	—		323	—		323
Deposits and other assets	—	82	—		82	—		82
Total assets	$130,537	$39,302	$(31,769)		$138,070	$(94,525)		$75,314

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$265	$3,182	$(2,172)	b	$1,275	$(2,172)	b	$1,275
Accrued expenses	—	6,396	(711)	d	5,685	(711)	d	5,685
Related party payables	417	24	(417)	c	24	(417)	c	24
Deferred revenue	—	2,179	—		2,179	—		2,179
Total current liabilities	682	11,781	(3,300)		9,163	(3,300)		9,163
Other liabilities	7,229	—	—		7,229	—		7,229
Convertible promissory notes	—	31,353	(31,470)	d	(117)	(31,470)	d	(117)
Total liabilities	7,911	43,134	(34,770)		16,275	(34,770)		16,275

Redeemable common stock	130,179	—	(130,179)	e	—	(130,179)	e	—

Stockholders’ equity
Series A preferred stock	—	2	(2)	f	—	(2)	f	—
Common stock	—	8	—	e,f,g	8	—	e,f,g	8
Additional paid-in-capital	—	60,784	127,647		188,431	64,891		125,675
Accumulated deficit	(7,553)	(64,626)	5,535		(66,644)	5,535		(66,644)
Total stockholders’ equity	(7,553)	(3,832)	133,180		121,795	70,424		59,039
Total liabilities and stockholders’ equity	$130,537	$39,302	$(31,769)		$138,070	$(94,525)		$75,314

Following is detail of the adjustments to additional paid-in capital and accumulated deficit:

	Historical		Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
(in thousands)	MCMJ	Leafly	Assuming No Redemption			Assuming Maximum Possible Redemption
Additional paid-in-capital
Transaction costs			(15,263)	b		(15,263)	b
Conversion of convertible notes			32,181	d		32,181	d
Reclass of Merida redeemable stock			116,260	e		53,504	e
Conversion of Leafly Preferred Stock and Leafly Common Stock			4	f,g		4	f,g
Reclass of Merida’s historical accumulated deficit			(7,553)	h		(7,553)	h
Acceleration of CEO options			2,018	aa		2,018	aa
Total additional paid-in capital			127,647			64,891
Accumulated deficit
Reclass Merida’s historical accumulated deficit			7,553	h		7,553	h
Acceleration of CEO options			(2,018)	aa		(2,018)	aa
Total accumulated deficit			5,535			5,535

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

	Historical		Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
(in thousands, except per share amounts)	MCMJ	Leafly	Assuming No Redemption			Assuming Maximum Possible Redemption
Revenue	$—	$30,959	$—		$30,959	$—		$30,959
Cost of revenue		3,564	—		3,564	—		3,564
Gross margin	—	27,395	—		27,395	—		27,395

Operating expenses:
Sales and marketing	—	13,148	—		13,148	—		13,148
Product development	—	9,905	—		9,905	—		9,905
General and administrative	953	10,485	(45)	bb	11,393	(45)	bb	11,393
Total operating expenses	953	33,538	(45)		34,446	(45)		34,446
Loss from operations	(953)	(6,143)	45		(7,051)	45		(7,051)
Interest income (expense), net and unrealized gain	28	(698)	683	cc,dd	13	683	cc,dd	13
Change in fair value of warrant liability	(3,279)	—	—		(3,279)	—		(3,279)
Other expense, net	—	(39)	—		(39)	—		(39)
Loss before income taxes	(4,204)	(6,880)	728		(10,356)	728		(10,356)
Provision for income taxes	—	—	—	ee	—	—	ee	—
Net loss	$(4,204)	$(6,880)	$728		$(10,356)	$728		$(10,356)

Net loss per share – redeemable common stock:
Weighted average shares outstanding, basic and diluted	13,002	—	(13,002)		—	(13,002)		—
Net loss per share, basic and diluted	$(0.26)	$—	$0.26		$—	$0.26		$—

Net loss per share – common stock:
Weighted average shares outstanding, basic and diluted	3,370	75,630	(30,520)		48,480	(36,786)		42,214
Net loss per share, basic and diluted	$(0.26)	$(0.09)	$0.13		$(0.21)	$0.10		$(0.25)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	Historical		Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
(in thousands, except per share amounts)	MCMJ (as Restated)	Leafly	Assuming No Redemption			Assuming Maximum Possible Redemption
Revenue	$—	$36,392	$—		$36,392	$—		$36,392
Cost of revenue	—	4,962	—		4,962	—		4,962
Gross margin	—	31,430	—		31,430	—		31,430

Operating expenses:
Sales and marketing	—	13,189	—		13,189	—		13,189
Product development	—	14,485	—		14,485	—		14,485
General and administrative	661	13,052	1,958	aa,bb	15,671	1,958	aa,bb	15,671
Total operating expenses	661	40,726	1,958		43,345	1,958		43,345
Loss from operations	(661)	(9,296)	(1,958)		(11,915)	(1,958)		(11,915)
Interest income (expense), net and unrealized gain	789	(637)	(153)	cc,dd	(1)	(153)	cc,dd	(1)
Change in fair value of warrant liability	(1,975)	—	—		(1,975)	—		(1,975)
Other expense, net	—	(31)	—		(31)	—		(31)
Loss before income taxes	(1,847)	(9,964)	(2,111)		(13,922)	(2,111)		(13,922)
Provision for income taxes	(27)	—	—	ee	(27)	—	ee	(27)
Net loss	$(1,874)	$(9,964)	$(2,111)		$(13,949)	$(2,111)		$(13,949)

Net loss per share – redeemable common stock:
Weighted average shares outstanding, basic and diluted	13,002	—	(13,002)		—	(13,002)		—
Net loss per share, basic and diluted	$(0.11)	$—	$0.11		$—	$0.11		$—

Net loss per share – common stock:
Weighted average shares outstanding, basic and diluted	3,370	76,431	(31,321)		48,480	(37,587)		42,214
Net loss per share, basic and diluted	$(0.11)	$(0.13)	$(0.04)		$(0.29)	$(0.09)		$(0.33)

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Unless otherwise specified, numbers in this section are presented in thousands, except for per share numbers, conversion ratios and percentages.

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, Merida will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Leafly issuing stock for the net assets of Merida, accompanied by a recapitalization. The net assets of Merida will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Leafly.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Business Combination occurred on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis of Leafly as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•        Merida’s unaudited balance sheet as of September 30, 2021 and the related notes for the period ended September 30, 2021, included elsewhere in this proxy statement/prospectus/consent solicitation statement;

•        Leafly’s unaudited balance sheet as of September 30, 2021 and the related notes for the period ended September 30, 2021, included elsewhere in this proxy statement/prospectus/consent solicitation statement.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•        Merida’s unaudited statement of operations for the nine months ended September 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus/consent solicitation statement; and

•        Leafly’s unaudited statement of operations for the nine months ended September 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus/consent solicitation statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•        Merida’s audited statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus/consent solicitation statement; and

•        Leafly’s audited statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus/consent solicitation statement.

The unaudited pro forma condensed combined financial information has been prepared using the following assumptions: (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021) and (c) no inclusion of the effect of any future grants of warrants, post-Business Combination grants of options, the issuance of Earnout Shares, or any further financing of Merida or Leafly. Additionally, the unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Common Stock:

•        Assuming No Redemptions:    This presentation assumes that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,390 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

•        Assuming Maximum Redemptions:    This presentation assumes that public stockholders holding an aggregate of 7,656 shares of Common Stock exercise redemption rights with respect to their public shares. The maximum redemption amount is derived on the basis that Merida is required to have $85,000 in Closing Cash immediately prior or upon the Closing, after giving effect to payments to redeeming stockholders.

While the presentation for maximum redemptions assumes that public stockholders holding an aggregate of approximately 7,656 shares of Common Stock exercise redemption rights with respect to their public shares, Leafly has the ability to waive the Minimum Cash Condition, which requires that Merida have $85,000 in Closing Cash immediately prior or upon the Closing. In the event Leafly elects to waive the Minimum Cash Condition, pursuant to the Financing Commitment the Sponsor will subscribe for and purchase up to $10 million of shares of Common Stock to cover the shortfall in required cash. Additionally, pursuant to the Non-Redemption Agreements the Non-Redeeming Holders have agreed to not redeem 590 shares of Common Stock. To illustrate the impact of the Financing Commitment and the Non-Redemption Agreements, in the event that the Minimum Cash Condition is waived and 10,656 shares of Common Stock are redeemed (after giving effect to the redemption of 1,390 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination, which resulted in Merida having $65,000 in Closing Cash), and subject to the other assumptions included in these pro forma financial statements, New Leafly’s pro forma condensed combined financial information would be as follows:

(in thousands, except per share amounts)	Assuming Minimum Cash Condition Waiver Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Nine months ended September 30, 2021
Net loss	$(10,356)
Net loss per share, basic and diluted	$(0.25)
Weighted average shares outstanding, basic and diluted	42,214

Year ended December 31, 2020
Net loss	$(13,949)
Net loss per share, basic and diluted	$(0.33)
Weighted average shares outstanding, basic and diluted	42,214

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of September 30, 2021
Total assets	$45,407
Total liabilities	$16,275
Total stockholders’ equity	$29,132

Please see “Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement — Dilution Caused by Public Stockholder Redemptions” for a more detailed analysis of the various redemption scenarios, including if the Minimum Cash Condition is waived.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Merida believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Merida believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Leafly. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of Merida and Leafly.

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of Merida’s and Leafly’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Leafly. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Mergers and has been prepared for informational purposes only.

The preceding unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Merida has elected to present Management’s Adjustments in addition to Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. Transaction Accounting Adjustments are included in the preceding Pro Forma Condensed Combined Financial Information tables, while Management’s Adjustments are included only in note 5 within these Notes to Unaudited Pro Forma Combined Financial Information.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of shares of New Leafly Common Stock outstanding, assuming the Business Combination occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2021 are as follows:

(a)     Reflects the reclassification of cash held in the Merida’s trust account that becomes available at the Closing. Amounts available to New Leafly may be reduced as a result of redemptions by Merida stockholders. Under the no redemptions scenario, the entire $116,284 (after giving effect to the redemption of 1,390 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination) held in trust is released to cash. Under a scenario of maximum redemptions by Merida stockholders, $53,530 is released to cash.

(b)    Reflects the settlement at Closing of $15,263 of estimated costs direct and incremental to the transaction. Of the total, $2,681 had been recorded as of September 30, 2021, with $510 having been paid, and $12,582 had not been recorded as of September 30, 2021. These amounts will be reclassified (those already recorded) or booked (those not yet recorded) to additional paid in capital at Closing.

(c)     Reflects the settlement of amounts due from Merida to its Sponsor upon the Closing.

(d)    Reflects the conversion of $31,470 principal of Leafly convertible promissory notes, plus $711 of interest accrued at September 30, 2021, which convert to Leafly Preferred Stock and then to Leafly Common Stock automatically upon the Closing.

(e)     Reflects the reclassification of Merida’s Common Stock subject to possible redemption to permanent equity at $0.0001 par value. Under a maximum redemption scenario, 7,656 shares of Merida’s Common Stock will be redeemed and 5,346 shares of Merida’s Common Stock will remain outstanding as non-redeemable New Leafly Common Stock, and will be reclassified to permanent equity. The Merger Agreement provides that the obligations of Leafly to consummate the transactions contemplated by the Merger Agreement are conditioned on, at the closing, Merida having a minimum of $85,000 in Closing Cash, which includes: (a) the funds contained in Merida’s trust account as of the effective time of the Initial Merger; plus (b) all other cash and cash equivalents of Merida (excluding, for the avoidance of doubt, any amount in the foregoing clause “(a)”); plus (c) approximately $31,470, representing the aggregate principal amount received by Leafly in connection with the issuance of an aggregate of Notes pursuant to the Note Purchase Agreement; plus (d) the amount delivered to Merida at or prior to the Closing in connection with any sale by Merida of shares of Common Stock on such terms as may be mutually agreed upon by Merida and Leafly, if any; minus (e) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Common Stock (to the extent not already paid). This scenario gives effect to the maximum number of redemptions that meet these conditions. Under a no redemption scenario, 11,612 shares of Merida’s Common Stock remain outstanding as non-redeemable New Leafly Common Stock (after giving effect to the redemption of 1,390 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

(f)     Reflects the conversion of 18,702 shares of Leafly Preferred Stock to an equal amount of shares Leafly Common Stock immediately prior to the Mergers.

(g)    Reflects the recapitalization of Leafly’s equity and issuance of New Leafly Common Stock as consideration for the Mergers. Aggregate consideration to be paid in the Mergers is calculated based on an enterprise value of $385,000, with further adjustments in accordance with the terms of the Merger Agreement. The total Merger Consideration will be apportioned between cash and New Leafly Common Stock. The holders of each outstanding share of Leafly Common Stock, including Leafly Common Stock held by prior owners of Leafly Preferred Stock and Leafly convertible promissory notes (other than shares owned by Leafly as treasury stock, dissenting shares, and restricted shares) are entitled to a pro-rata share of the Merger Consideration.

The Leafly shareholders described above are expected to receive 35,123 shares of New Leafly Common Stock and New Leafly would receive $116,284 in cash from Merida’s trust account in the no-redemption scenario (after giving effect to the redemption of 1,390 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination). Under a maximum redemption scenario, the Leafly shareholders describe above are expected to receive the same amount of shares and New Leafly would receive $53,530 in cash.

Additionally, the Leafly shareholders described above and Participants combined will receive on a pro rata basis a portion of up to 6,000 restricted shares of New Leafly Common Stock that will vest if New Leafly achieves certain earnout thresholds prior to the third anniversary of the Closing. These shares are excluded from the pro forma balance sheet adjustments because the shares are subject to forfeiture as of the Closing. See “Proposal No. 1 – The Business Combination Proposal — Structure of the Mergers — Consideration to Leafly Securityholders and Earnout Plan Participants” for more details.

(h)    Reflects the reclassification of Merida’s historical retained earnings to additional paid in capital as part of the Mergers.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and for the nine months ended September 30, 2021 are as follows:

(aa)   Reflects $2,018 of stock-based compensation expense for the vesting of 50% of the CEO’s “Liquidity Event Option,” assuming the vesting occurs immediately prior to close of the Mergers. See further discussion of the terms of these option awards in “Executive and Director Compensation of Leafly — 2020 Compensation of Named Executive Officers — Option Awards — Option Award Granted to Yoko Miyashita.”

(bb)  Reflects the elimination of the Merida administrative service fee paid to the Sponsor that will cease upon the close of the Mergers.

(cc)   Reflects the elimination of interest income earned on Merida’s trust account due to the release of trust funds to cash or the reduction in trust funds due to the redemption of redeemable stock.

(dd)  Reflects the elimination of interest expense on Leafly’s outstanding convertible promissory notes that will convert to stock upon the close of the Mergers.

(ee)   Reflects the income tax effect of pro forma adjustments using the estimated effective tax rate of 0%. In their historical periods, Leafly and Merida concluded that it is more likely than not that they will not recognize the benefits of federal and state net deferred tax assets and as a result established valuation allowances. For pro forma purposes, it is assumed that this conclusion will continue at and subsequent to the close date of the Mergers and as such, a 0% effective tax rate is reflected.

4. Loss per Share

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related equity transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of all periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Common Stock for the nine months ended September 30, 2021 and for the year ended December 31, 2020:

	For the Nine Months Ended September 30, 2021		For the Year Ended December 31, 2020
	Assuming No Redemption	Assuming Maximum Possible Redemption	Assuming No Redemption	Assuming Maximum Possible Redemption
Pro forma net loss	$(10,356)	$(10,356)	$(13,949)	$(13,949)
Weighted average shares outstanding, basic and diluted	48,480	42,214	48,480	42,214
Net loss per share, basic and diluted	$(0.21)	$(0.25)	$(0.29)	$(0.33)

The following table provides details of the weighted average shares outstanding included in both periods presented in the table above:

	For the Nine Months Ended September 30, 2021 and Year Ended December 31, 2020
	Assuming No Redemption		Assuming Maximum Possible Redemption
Merida public stockholders	11,612		5,346	(1)
Merida sponsor shares and Representative Shares that will vest upon closing of the Mergers	1,745	(2)	1,745	(2)
Total Merida	13,357		7,091
Leafly existing securityholders	35,123	(3)	35,123	(3)
Weighted average shares outstanding, basic and diluted– pro forma	48,480		42,214

____________

(1)      Amount represents the maximum redemption scenario whereby public stockholders holding an aggregate of 7,656 shares of Common Stock exercise redemption rights with respect to their public shares.

(2)      Amount represents 1,625 shares sponsor shares and 120 Representative Shares that will vest upon closing of the Mergers, assuming the Minimum Cash Condition is satisfied. A total of 3,250 sponsor shares and 120 Representative Shares are outstanding, however, the remaining 50% of the sponsor shares will be subject to forfeiture and will vest per the conditions described under “Proposal No. 1 — The Business Combination Proposal — Related Agreements” if the Business Combination closes and are therefore excluded from this table. They have instead been included in the table below as potentially dilutive securities. See footnote 3 to the table below.

(3)      Amount represents 24,915 shares to be converted from Leafly Common Stock, 6,124 shares to be converted from Leafly Preferred Stock, and 4,084 shares to be converted from Leafly convertible notes.

The following potentially dilutive outstanding securities were excluded from the pro forma weighted average shares outstanding because they are not participating securities and their effect would have been anti-dilutive, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by September 30, 2021:

	For the Nine Months Ended September 30, 2021 and Year Ended December 31, 2020
	Assuming No Redemption		Assuming Maximum Possible Redemption
Earnout Shares	6,000	(1)	6,000	(1)
Merida’s private placement and public Warrants	10,451	(2)	10,451	(2)
Merida sponsor shares and Representative Shares that will be subject to earnout	1,625	(3)	1,625	(3)
Shares subject to outstanding Leafly stock options	3,647	(4)	3,647	(4)
Total potentially dilutive securities	21,723		21,723

____________

(1)      Up to 6,000 shares of Common Stock may be issuable to Leafly securityholders and Participants in respect of the Earnout Shares. We cannot predict whether or to what extent any or all of the Earnout Shares will be issued.

(2)      Amount represents 10,451 Warrants outstanding at September 30, 2021.

(3)      Amount represents the 50% of sponsor shares that will be subject to forfeiture per the conditions described under “Proposal No. 1 — The Business Combination Proposal — Related Agreements” if the Business Combination closes.

(4)      Amount represents 11,137 options outstanding at September 30, 2021 converted to New Leafly Common Stock using an exchange ratio of 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021).

Also excluded are any future grants of warrants, any grants of stock options beyond September 30, 2021 under existing or future incentive plans, or any further financing of Merida or Leafly.

5. Management’s Adjustments

The tables below show the estimated incremental costs related to Leafly’s change in status from a privately held company to a publicly traded company after the closing of the Business Combination. Management expects the company to incur additional costs, including higher director and officer insurance costs, costs for accounting and legal staff, and other costs of complying with SEC and other public company regulations. The estimated costs are presented below as if they had occurred on January 1, 2020, and the statutory tax rate used is 0%, consistent with note (ee) above. The adjustments shown below include those that Leafly’s management deemed necessary for a fair statement of the pro forma information presented. The adjustments include forward-looking information that is subject to the safe harbor protections of the Securities Exchange Act of 1934, and actual results could differ materially from what is presented below as Leafly transitions to being a public company.

	Assuming No Redemption			Assuming Maximum Possible Redemption
($ in thousands, except per share amounts)	Net Loss	Basic and Diluted Loss per Share	Weighted Average Shares	Net Loss	Basic and Diluted Loss per Share	Weighted Average Shares
For the Nine Months Ended September 30, 2021
Pro forma combined(1)	$(10,356)	$(0.21)	48,480	$(10,356)	$(0.25)	42,214
Public company costs	2,946		—	2,946		—
Pro forma combined after management’s adjustments	$(13,302)	$(0.27)	48,480	$(13,302)	$(0.32)	42,214

For the Year Ended December 31, 2020
Pro forma combined(2)	$(13,949)	$(0.29)	48,480	$(13,949)	$(0.33)	42,214
Public company costs	6,907		—	6,907		—
Pro forma combined after management’s adjustments	$(20,856)	$(0.43)	48,480	$(20,856)	$(0.49)	42,214

____________

(1)      As shown in the Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2021 on page 157 above.

(2)      As shown in the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020 on page 158 above.

PROPOSAL NO. 2 — THE NASDAQ PROPOSAL

In connection with the Mergers, an aggregate of up to 38,500,000 Merger Shares (assuming that all outstanding stock options of Leafly are fully vested and exercised on a net exercise basis) and up to 6,000,000 Earnout Shares are proposed to be issued to Leafly securityholders and Participants. We are seeking stockholder approval of the issuance of such shares of Common Stock in order to comply with Nasdaq Listing Rules 5635(a) and (b).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if (a) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (i) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (b) any director, officer or Substantial Shareholder (as defined by Nasdaq Listing Rule 5635(e)(3)) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq Listing Rules do not specifically discuss what constitutes a “change of control” for purposes of Rule 5635(b), related guidance with respect to Nasdaq Listing Rule 5635(b) has indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

The maximum aggregate number of shares of Common Stock issuable pursuant to the Merger Agreement represents greater than 20% of the number of shares of Common Stock outstanding before such issuance. The issuance of such shares would result in significant dilution to our stockholders. As a result, stockholder approval of the issuance of shares of Common Stock issuable pursuant to the Merger Agreement is required under Nasdaq rules.

Required Vote

The approval of the Nasdaq Proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock present and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Nasdaq Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Nasdaq Proposal absent voting instructions from the beneficial holder because the Nasdaq Proposal is considered “non-routine.” Consequently, broker non-votes will have no effect with respect to the Nasdaq Proposal.

If the Business Combination Proposal, Charter Amendment Proposal or Earnout Plan Proposal are not approved, the Nasdaq Proposal are not expected to be presented at the special meeting. Completion of the Business Combination is conditioned upon the approval of the Nasdaq Proposal.

The Sponsor and Merida’s officers and directors have indicated that they intend to vote their shares of Common Stock in favor of the Nasdaq Proposal.

MERIDA’S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 3 — THE CHARTER AMENDMENT PROPOSAL

Overview

Merida’s stockholders are being asked to adopt the Proposed Charter in the form attached hereto as Annex B, which, will take effect prior to the Mergers and, in the judgment of Merida’s board of directors, is necessary to adequately address the needs of New Leafly following the consummation of the Business Combination. The following is a summary of the key changes effected by the Proposed Charter as compared to the Existing Charter, which is qualified in its entirety by reference to the full text of the Proposed Charter:

•        change New Leafly’s name to “Leafly Holdings, Inc.;”

•        increase the number of shares of common stock New Leafly is authorized to issue from 50,000,000 shares to 200,000,000 shares and increase the number of shares of preferred stock that New Leafly is authorized to issue from 1,000,000 shares to 5,000,000 shares;

•        require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock following the consummation of the Mergers, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity and amendments;

•        add a provision to the Proposed Charter prohibiting stockholders from acting by written consent;

•        provide that special meetings of stockholders may only be called by the board of directors, chairman of the board, or chief executive officer of New Leafly, subject to the rights of the holders of any outstanding series of preferred stock; and

•        remove the various provisions applicable only to special purpose acquisition companies (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

The section entitled “Comparison of Corporate Governance and Stockholders’ Rights” summarizes the principal, material changes proposed to be made between (a) the Existing Charter and the Proposed Charter and (b) the certificate of incorporation of Leafly and the Proposed Charter, respectively. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Reasons for the Amendment Proposal

Each of the proposed amendments was negotiated as part of the Business Combination. Merida’s board of directors’ reasons for proposing each of these amendments to the Existing Charter is set forth below.

•        Amending the Existing Charter to change New Leafly’s name to “Leafly Holdings, Inc.”     Merida’s name is currently Merida Merger Corp. I. Merida’s board of directors believes the name of the post-Business Combination company should more closely align with the name of the post-Business Combination operating business.

•        Amending the Existing Charter to increase the number of shares of common stock New Leafly is authorized to issue from 50,000,000 shares to 200,000,000 shares and increase the number of shares of preferred stock that New Leafly is authorized to issue from 1,000,000 shares to 5,000,000 shares.    The Existing Charter authorizes (a) 50,000,000 shares of common stock and (b) 1,000,000 shares of preferred stock. The Proposed Charter provides that New Leafly will be authorized to issue 205,000,000 shares, consisting of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. Merida’s board of directors believes the increase in authorized shares of common stock is necessary in order for New Leafly to have sufficient authorized common stock to issue to the stockholders of Leafly pursuant to the Merger Agreement and the transactions contemplated thereby, including the issuance of the Earnout

Shares and the reservation of shares pursuant to the 2021 Plan and ESPP. Merida’s board of directors also believes that it is important for New Leafly to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares of New Leafly Common Stock to be authorized would be issuable as consideration for the Mergers and the other transactions contemplated by in this proxy statement/prospectus/consent solicitation statement, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans. The shares of New Leafly preferred stock to be authorized would be issuable for any proper corporate purpose, including future acquisitions and capital raising transactions.

•        Amending the Existing Charter to require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock following the consummation of the Mergers, voting together as a single class, to amend, alter, repeal or rescind provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity and amendments. The Existing Charter may only be amended with the approval of a majority of Merida’s board of directors and the holders of a majority of the outstanding Common Stock. The Proposed Charter would require an affirmative vote of holders of at least two-thirds (66⅔%) of the voting power of all of the then outstanding shares of voting stock of New Leafly, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity and amendments. We believe that supermajority voting requirements proposed herein are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Merida board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New Leafly. Merida further believes that, going forward, a supermajority voting requirement encourages the person seeking control of New Leafly to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

•        Amending the Existing Charter to eliminate the ability of stockholders to act by written consent.    The Existing Charter contains no provisions restricting stockholder action by written consent. The Proposed Charter would provide that actions of stockholders must be taken at a duly called annual or special meeting of stockholders and may not be effected by written consent unless such action is recommended or approved by all members of the board of directors then in office. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors or alter or amend our organizational documents outside of a duly called special or annual meeting of the stockholders. Merida’s board believes this is desirable to provide all New Leafly stockholders with notice of actions proposed to be taken or approved by the stockholders and to provide all New Leafly stockholders with the opportunity to participate in the consideration of such actions or other approval items. Further, Merida’s board of directors believes that limiting stockholders’ ability to act by written consent will reduce the time and effort the board of directors and management would need to devote to stockholder proposals, which time and effort could distract the board of directors and management from other important company business.

•        Amending the Existing Charter to provide that special meetings of stockholders may only be called by the board of directors, chairman of the board, or chief executive officer of New Leafly, subject to the rights of the holders of any outstanding series of preferred stock.    At present, the Existing Charter contains no provisions for the calling of a special meeting of stockholders. The Proposed Charter would provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of the board of directors, or the chief executive officer. The amendment is intended to organize consideration of the New Leafly’s business by directing requests for stockholder meetings to New Leafly’s board, and preventing minority stockholders’ attempts to circumvent the board to attempt to remove directors, amend organizational documents or take other actions without New Leafly’s board of directors’

consent or to call a stockholders meeting to otherwise advance minority stockholders’ agenda. We believe this achieves a reasonable balance between enhancing stockholder rights and adequately protecting the long-term interests of New Leafly and its stockholders.

•        Amending the Existing Charter to remove the various provisions applicable only to special purpose acquisition companies (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).    The Existing Charter would be amended and replaced in its entirety with the Proposed Charter. This includes approval of all other changes in the Proposed Charter and related clean up changes, as well as the removal of provisions of the Existing Charter that will no longer be relevant, in connection with replacing the Existing Charter with the Proposed Charter, including the elimination of certain provisions related to Merida’s status as a blank check company, which is desirable because these provisions will serve no purpose following the Merger. For example, these proposed amendments remove the requirement to dissolve New Leafly if the initial business combination is not completed within a certain period of time and will allow New Leafly to continue as a corporate entity with perpetual existence following consummation of the Merger. Perpetual existence is the customary period of existence for corporations and the Merida board of directors believes it is the most appropriate period for New Leafly following the Business Combination. In addition, certain other provisions in the Existing Charter require that proceeds from Merida’s initial public offering be held in the trust account until a business combination or liquidation has occurred. These provisions cease to apply once the Business Combination is consummated.

Required Vote

The approval of the Charter Amendment Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock on the record date.

The adoption of the Proposed Charter is conditioned upon the closing of the Mergers and, under the Merger Agreement, the approval of the Charter Amendment Proposal is a condition to the closing of the Mergers. Accordingly, if the Business Combination Proposal, Nasdaq Proposal, or Earnout Plan Proposal are not approved, the Charter Amendment Proposal are not expected to be presented at the special meeting. If the Charter Amendment Proposal is not approved, the parties will not consummate the Mergers and the other proposals (except an Adjournment Proposal, as described below) are not expected to be presented to the stockholders for a vote.

MERIDA’S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

PROPOSAL NO. 4 — THE GOVERNANCE PROPOSALS

Overview

Merida’s stockholders are being asked to vote, on a non-binding advisory basis and in accordance with SEC rules, to approve the following governance provisions included in the Proposed Charter, assuming stockholder approval of the Charter Amendment Proposal. Accordingly, regardless of the outcome of the non-binding advisory vote, if the Charter Amendment Proposal is approved and if the Mergers are consummated, Merida will adopt the Proposed Charter.

The following summary of the material changes to the Existing Charter which will be effected by the Proposed Charter is qualified in its entirety by reference to the full text of the Proposed Charter:

(a)     increase the number of shares of common stock New Leafly is authorized to issue from 50,000,000 shares to 200,000,000 shares and increase the number of shares of preferred stock that New Leafly is authorized to issue from 1,000,000 shares to 5,000,000 shares (Proposal No. 4A);

(b)    require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock following the consummation of the Mergers, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity, and amendments (Proposal No. 4B);

(c)     eliminate the ability of stockholders to act by written consent (Proposal No. 4C); and

(d)    provide that special meetings of stockholders may only be called by the board of directors, chairman of the board, or chief executive officer of New Leafly, subject to the rights of the holders of any outstanding series of preferred stock (Proposal No. 4D).

Proposals No. 4A through 4D are collectively are referred to herein as “The Governance Proposals.”

The subsection below entitled “— Reasons for the Governance Proposals” summarizes the principal, material changes proposed to be made between the Existing Charter and the Proposed Charter and Merida’s board’s reasons for proposing each change. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Reasons for the Governance Proposals

Each of the proposed amendments was negotiated as part of the Business Combination. Merida’s board of directors’ reasons for proposing each of these amendments to the Existing Charter is set forth below.

Proposal No. 4A: Increase in Authorized Shares — Amending the Existing Charter to increase the number of shares of common stock New Leafly is authorized to issue from 50,000,000 shares to 200,000,000 shares and increase the number of shares of preferred stock that New Leafly is authorized to issue from 1,000,000 shares to 5,000,000 shares.

Merida’s board of directors believes the increase in authorized shares of common stock is necessary in order for New Leafly to have sufficient authorized common stock to issue to the stockholders of Leafly pursuant to the Merger Agreement and the Business Combination, including the issuance of the Earnout Shares and the reservation of shares pursuant to the 2021 Plan and ESPP. Merida’s board of directors also believes that it is important for New Leafly to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares of New Leafly Common Stock to be authorized would be issuable as consideration for the Business Combination, including the Mergers, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans. The shares of New Leafly preferred stock to be authorized would be issuable for any proper corporate purpose, including future acquisitions and capital raising transactions.

Proposal No. 4B: Required Vote to Amend the Charter — Amending the Existing Charter to require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock following the consummation of the Mergers, voting together as a single class, to amend, alter, repeal or rescind provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity and amendments.

The Existing Charter may only be amended with the approval of a majority of Merida’s board of directors and the holders of a majority of the outstanding Common Stock. The Proposed Charter would require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock of New Leafly, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter related to the board of directors, special meetings, stockholder action by written consent, limitations on the liability of directors, the applicability of the doctrine of corporate opportunity, and amendments. We believe that supermajority voting requirements proposed herein are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Merida board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New Leafly. Merida further believes that, going forward, a supermajority voting requirement encourages the person seeking control of New Leafly to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Proposal No. 4C: Stockholder Action by Written Consent — Amending the Existing Charter to eliminate the ability of the stockholders to act by written consent.

The Existing Charter contains no provisions restricting stockholder action by written consent. The Proposed Charter would provide that actions of stockholders must be taken at a duly called annual or special meeting of stockholders and may not be effected by written consent unless such action is recommended or approved by all members of the board of directors then in office. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors or alter or amend our organizational documents outside of a duly called special or annual meeting of the stockholders. Merida’s board believes this is desirable to provide all New Leafly stockholders with notice of actions proposed to be taken or approved by the stockholders and to provide all New Leafly stockholders with the opportunity to participate in the consideration of such actions or other approval items. Further, Merida’s board of directors believes that limiting stockholders’ ability to act by written consent will reduce the time and effort the board of directors and management would need to devote to stockholder proposals, which time and effort could distract the board of directors and management from other important company business.

Proposal No. 4D: Special Meetings — Amending the Existing Charter to provide that special meetings of stockholders may only be called by the board of directors, chairman of the board, or chief executive officer of New Leafly, subject to the rights of the holders of any outstanding series of preferred stock.

At present, the Existing Charter contains no provisions for the calling of a special meeting of stockholders. The Proposed Charter would provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of the board of directors, or the chief executive officer. The amendment is intended to organize consideration of New Leafly’s business by directing requests for stockholder meetings to New Leafly’s board, and preventing minority stockholders’ attempts to circumvent the board to attempt to remove directors, amend organizational documents or take other actions without New Leafly’s board of directors’ consent or to call a stockholders meeting to otherwise advance minority stockholders’ agenda. We believe this achieves a reasonable balance between enhancing stockholder rights and adequately protecting the long-term interests of New Leafly and its stockholders.

Required Vote

The approval of each of the non-binding, advisory Governance Proposals will require the affirmative vote of the holders of a majority of the Common Stock represented and entitled to vote at the special meeting. Abstentions will have the same effect as a vote “against” the Governance Proposals because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Governance Proposals absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Governance Proposals.

As discussed above, a vote to approve each Governance Proposal is an advisory vote and therefore is not binding on Merida. Accordingly, regardless of the outcome of the non-binding advisory vote, if the Charter Amendment Proposal is approved and the Mergers are consummated, Merida will adopt the Proposed Charter. However, if the

Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal and the Earnout Plan Proposal are not approved, the Governance Proposals are not expected to be presented at the special meeting. Further, notwithstanding the approval of the Governance Proposals, if the Mergers are not consummated for any reason, the actions contemplated by the plan proposal will not be effected.

The Sponsor and Merida’s officers and directors have indicated that they intend to vote their shares of Common Stock in favor of each Governance Proposal.

MERIDA’S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE GOVERNANCE PROPOSALS.

PROPOSAL NO. 5 — THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Merida’s board of directors is divided into three classes, Class A, Class B, and Class C, with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the Class A director, Andres Nannetti, will expire at the special meeting. The term of office of the Class B director, Mitchell Baruchowitz, will expire at the second annual meeting of stockholders. The term of office of the Class C directors, Jeffrey Monat and Peter Lee, will expire at the third annual meeting of stockholders. Consistent with the board of directors of Merida, New Leafly’s board of directors will be divided into three classes with only one class of directors being elected in each year and each class (except for the initial terms of the Class A and Class B directors) serving a three-year term.

At the special meeting, Merida’s stockholders are being asked to elect one Class A director to Merida’s board of directors, who will serve until the 2024 annual meeting of stockholders, and until the nominee’s successor is duly elected and qualified, subject to the nominee’s earlier death, resignation, or removal. Merida’s board of directors has nominated Andres Nannetti to serve as a Class A director of Merida. Mr. Nannetti’s biography is included in the section titled “Other Information Related to Merida — Directors and Executive Officers.”

Pursuant to the terms of the Merger Agreement, Merida has agreed to take all actions necessary or appropriate to nominate the following persons to serve as the initial directors of New Leafly upon the closing of the Business Combination: Yoko Miyashita, Peter Lee, Michael Blue and two additional directors to be announced prior to the special meeting. Prior to the consummation of the Business Combination, we expect that each of Mitchell Baruchowitz, Jeffrey Monat, and Andres Nannetti will submit their resignations from their positions as members of Merida’s board of directors and of any committee thereof, conditioned upon and effective as of the effective time of the Initial Merger (or such other time as may be mutually agreed in writing by Merida and Leafly). Immediately following the effectiveness of such resignations, we expect Peter Lee will appoint the persons named in this paragraph to New Leafly’s board of directors. Biographies of each of the directors anticipated to serve on New Leafly’s board of directors are included in the section of this proxy statement/prospectus/consent solicitation statement titled “Management of New Leafly — Executive Officers and Directors After the Business Combination.”

The Existing Charter provides that the election of directors requires a plurality of the votes cast at the special meeting. Plurality means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the board of directors will be voted “FOR” the election of the director nominee. If the director nominee becomes unavailable for election to the board of directors, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

The election of the directors is conditioned upon the closing of the Mergers. Accordingly, if the Business Combination Proposal is not approved, or the Nasdaq Proposal, the Charter Amendment Proposal or the Earnout Plan Proposal is not approved, the Director Election Proposal are not expected to be presented at the special meeting.

Following the closing of the Business Combination, the election of directors of New Leafly will be governed by the Proposed Charter, Proposed Bylaws, and the laws of the State of Delaware.

MERIDA’S BOARD OF DIRECTORS RECOMMENDS THAT MERIDA STOCKHOLDERS VOTE “FOR” THE NOMINEE IDENTIFIED IN THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT.

MANAGEMENT OF NEW LEAFLY

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of the combined company will be managed by or under the direction of the board of directors of New Leafly. The following table sets forth the name and position of each of the anticipated directors and executive officers of New Leafly upon consummation of the Mergers known as of the date hereof.

Name	Age	Position
Executive Officers
Yoko Miyashita	46	Chief Executive Officer, Director
Suresh Krishnaswamy	52	Chief Financial Officer
Dave Cotter	51	Chief Product Officer
Samuel Martin	38	Chief Operating Officer
Kimberly Boler	54	General Counsel

Non-Employee Directors
Peter Lee	45	Director
Michael Blue	43	Director

Information about New Leafly’s Executive Officers

Yoko Miyashita.    Upon consummation of the Business Combination, we anticipate that Leafly’s Chief Executive Officer, Ms. Miyashita, will serve as the Chief Executive Officer of New Leafly and as a member of New Leafly’s board of directors and Chairwoman of New Leafly’s board of directors. Ms. Miyashita was appointed as the Chief Executive Officer of Leafly in August 2020 after serving as Leafly’s General Counsel since May 2019. Previously, Ms. Miyashita served in several roles, including as SVP and General Counsel, at Getty Images from July 2005 to April 2019. Prior to joining Getty Images, she practiced law with Perkins Coie LLP from November 2001 to June 2005 in Seattle, Washington. Ms. Miyashita has spent her career serving mission-driven companies navigating complex global legal and regulatory environments in order to bring meaningful and compelling products to market. She holds a J.D. from the University of Washington School of Law and a B.A. from the University of California, Berkeley. We believe that Ms. Miyashita is qualified to serve on the board of New Leafly because she has the long-term vision for New Leafly and operational and historical expertise gained from serving as Leafly’s Chief Executive Officer.

Suresh Krishnaswamy.    Upon the consummation of the Business Combination, Mr. Krishnaswamy will serve as New Leafly’s Chief Financial Officer. Mr. Krishnaswamy has served as Leafly’s Chief Financial Officer since September 2021. Prior to joining Leafly, Mr. Krishnaswamy served as Principal for NextLevel Business Consulting from November 2019 to August 2021, where he developed vision and strategy for large companies in financial services and technology. Prior to joining NextLevel, he served as CFO of Drift from June 2018 to October 2019, as a treasury and pricing strategy consultant for Remitly from April 2017 to November 2017, and as a principal at DataSense Analytics from June 2015 to April 2017. Mr. Krishnaswamy brings more than 25 years of experience in finance and technology, having served in leadership roles at global companies and marketplace startups. He has worked with major investment banks, including Credit Suisse, Bank of America (Fleet Boston Financial), Credit Agricole, and Barclays. Mr. Krishnaswamy holds a BS in Computer Science from the University of Pennsylvania and a MS in Computer Science from the University of Texas.

Dave Cotter.    Upon the consummation of the Business Combination, Mr. Cotter will serve as the Chief Product Officer of New Leafly. Mr. Cotter has served as Leafly’s Chief Product Officer since August 2019 and leads product development and engineering for Leafly’s array of consumer and business products. Prior to joining Leafly, Mr. Cotter served as VP of Digital Products at Nordstrom from March 2018 to August 2019 after selling his text-based ecommerce startup MessageYes that he cofounded in March 2015 to Nordstrom in March 2018. Mr. Cotter was also a General Manager in Amazon Web Services from 2007 to 2011 was General Manager of Amazon Associates, Amazon’s multibillion-dollar affiliate program. Prior to Amazon, Mr. Cotter co-founded Adxpose in 2004 and served as its chairman and chief executive officer until 2006. Mr. Cotter has held product leadership roles at some of the most well-known technology companies, including Zulily, BEA, and Real Networks and was an Entrepreneur-in-Residence

at Ignition Partners Venture Capital. In addition, he is the current Chairman of the Washington Technology Industry Association, and has been a board member since March 2016. Mr. Cotter has a B.A. in Economics from Oregon State University.

Samuel Martin.    Upon the consummation of the Business Combination, Mr. Martin will serve as the Chief Operating Officer of New Leafly. Mr. Martin has served as Leafly’s Chief Operating Officer since August 2021, overseeing Leafly’s business operations. Mr. Martin joined Leafly in September 2015 as Managing Editor, building Leafly’s award-winning in-house content program and establishing Leafly’s position as the leading consumer-facing editorial brand in cannabis. He later served as VP of Strategy and Business Development until September 2018, following which he served as Interim CEO until March 2019, Chief Strategy Officer until March 2020, and Chief Revenue Officer until July 2021. Prior to joining Leafly, Mr. Martin was a Senior Content Strategist and Executive Editor at Time Inc.’s custom content division from May 2011 to August 2015, heading up flagship partnerships with Ford Motor Company and AT&T. Mr. Martin was previously a Lecturer of Creative Writing and Publishing Studies at Queensland University of Technology and holds an M.A. and B.A. from the same institution.

Kimberly Boler.    Upon the consummation of the Business Combination, Ms. Boler will serve as New Leafly’s General Counsel. Ms. Boler has served as Leafly’s General Counsel since September 2021, leading the company’s regulatory, legal and compliance functions as well as public policy and government relations. Before joining Leafly she most recently served as Vice President of Corporate Law at Patriarch Partners, LLC from September 2020 to September 2021. Prior to this, Ms. Boler was a partner at The Crone Law Group P.C. from January 2019 to March 2020, of counsel at Sicheniza Ross Ference LLP from May 2018 to December 2018, and a consultant attorney for MLA Global Consulting from August 2017 to May 2018. Ms. Boler also served as Vice President, General Counsel and Secretary at Aria Energy LLC from April 2015 to April 2017 and as an Assistant General Counsel and Vice President at American International Group, Inc. (AIG) from August 2009 to April 2015. She brings more than 20 years of experience advising public and private consumer-facing companies in highly regulated industries, including AIG and Aria Energy. Ms. Boler received her J.D., with honors, from Columbia Law School and a B.A. in Psychology from Harvard College.

Information about New Leafly’s Non-Employee Directors

Peter Lee.    Upon the consummation of the Business Combination, we anticipate that Mr. Lee will serve as a member of the New Leafly board. Mr. Lee has served as Merida’s President since August 2019 and Merida’s Chief Financial Officer, Secretary and a member of Merida’s board of directors since September 2019. Mr. Lee has spent more than 20 years as an investment professional in both public markets and private equity. Since April 2018, Mr. Lee has been an independent investor and consultant for hedge funds. From 2011 to April 2018, he co-founded and was a Managing Partner at Sentinel Rock Capital, LLC, a long/short equity oriented hedge fund. Prior to this, from 2009 to 2011, he was an Analyst and a Partner at Spring Point Capital, a long/short equity oriented hedge fund. From 2007 to 2009, he was the sector head for financial services and retail industries at Blackstone Kailix, the long/short equity hedge fund business of The Blackstone Group. From 2005 to 2007, he was an analyst at Tiger Management evaluating public investments. Mr. Lee joined Tiger Management out of business school. Earlier, Mr. Lee focused on growth private equity investing in financial services and financial technology companies as a senior associate at J.H Whitney & Company from 2000 to 2002 and an associate at Capital Z Partners from 1999 to 2000. Mr. Lee began his career in 1997 as an analyst at Morgan Stanley Capital Partners, the private equity investment fund of Morgan Stanley. Mr. Lee received a B.S. in Business Administration from the University of California at Berkeley Haas School of Business and an MBA from Stanford Graduate School of Business. We believe Mr. Lee is well-qualified to serve as a member of the board of directors due to his business experience, including his consulting experience and business contacts and relationships.

Michael Blue.    Upon the consummation of the Business Combination, we anticipate that Mr. Blue will serve as a member of the New Leafly board. Mr. Blue co-founded Privateer Holdings, Inc. (“Privateer”), a cannabis-focused private equity firm that founded a number of businesses (including Tilray, Inc. (Nasdaq: TLRY), Left Coast Ventures Inc. (NEO:GRAM.U), and Docklight Brands, Inc.) and acquired Leafly in 2011, which it owned until 2019, when it effected a capital restructuring and distributed its ownership in Leafly to Leafly’s shareholders. Mr. Blue served as Privateer’s CFO from 2011 until 2018, and as its Managing Partner from 2018 until its merger with Tilray, Inc. in 2019. He also served as the Treasurer at Leafly between 2011 and 2019, and as a director of Leafly since 2011. Mr. Blue also currently serves as Managing Partner at Ten Eleven Management LLC (dba Privateer Management), which provides consulting and management services to several cannabis businesses, including Leafly, from February 2019 through

March 2021. Prior to co-founding Privateer, Mr. Blue served in several senior roles in private equity, including as Principal at Herrington, Inc. from July 2007 to October 2011 and as Vice President of de Vissher & Company from July 2005 to July 2007. Mr. Blue received his MBA from Yale School of Management in 2005. We believe Mr. Blue’s experience with Leafly and in private equity, investment banking, consulting, business development and operations and in the cannabis industry make him well qualified to serve as a member of our board of directors.

Additional Directors.    We intend to appoint two additional directors to the New Leafly board in connection with the Business Combination. We will announce the identity of the additional directors prior to the special meeting.

Other Existing Leafly Director

Christian Groh.    Mr. Groh is a co-founder of Privateer and served as a director and officer of Privateer from 2011 until its merger with Tilray, Inc. in 2019. He also served as an officer at Leafly between 2011 and 2019, and as a director at Leafly since 2011. Mr. Groh received his BS in Business Administration from the California Maritime Academy in 1994. After working as a Ferry Boat Captain for the Blue & Gold Fleet in the San Francisco Bay for several years, he joined Nextel Communications, where he created the corporation’s national affinity marketing program and served as a subject matter expert in Transportation/Logistics’ vertical partnering with key industry associations. In 2006, Mr. Groh joined SVB Analytics, a member of SVB Financial Group with Silicon Valley Bank, where as Director of Sales he specialized in early stage, venture-backed companies focused on hardware, software, life science, and clean tech. We believe Mr. Groh’s experience with Leafly and in private equity, venture capital, strategic sales, operations, and management and in the cannabis industry make him well qualified to serve as a member of our board of directors.

Board Composition

New Leafly’s business and affairs will be organized under the direction of the board of directors of New Leafly. New Leafly anticipates that the board of directors of New Leafly will consist of five members upon the consummation of the Mergers. The primary responsibilities of the board of directors of New Leafly will be to provide oversight, strategic guidance, counseling and direction to New Leafly’s management. The board of directors of New Leafly will meet on a regular basis and additionally as required. The board of directors of New Leafly will be divided into three classes, Class A, Class B, and Class C, with members of each class serving staggered three-year terms. Merida will announce the anticipated class assignments of the directors prior to the special meeting.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the board of directors of New Leafly may have the effect of delaying or preventing changes in New Leafly’s control or management.

Director Independence

As a result of its common stock being listed on Nasdaq following consummation of the Mergers, New Leafly will adhere to the listing rules of Nasdaq in affirmatively determining whether a director is independent. Merida’s board of directors has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Upon the consummation of the Business Combination, the board of directors of New Leafly is expected to determine that each of the directors other than Yoko Miyashita and Michael Blue qualifies as an independent director, as defined under the listing rules of Nasdaq, and that the board of directors of New Leafly consists of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, New Leafly will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, and the compensation committee, as discussed below.

Role of the Board of Directors of New Leafly in Risk Oversight

Upon the consummation of the Mergers, one of the key functions of the board of directors of New Leafly will be informed oversight of New Leafly’s risk management process. The board of directors of New Leafly does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the board of directors of New Leafly as a whole, as well as through various standing committees of the board of directors of New Leafly that address risks inherent in their respective areas of oversight. In particular, the board of directors of New Leafly will be responsible for monitoring and assessing strategic risk exposure and New Leafly’s audit committee will have the responsibility to consider and discuss New Leafly’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Leafly’s compensation committee will also assess and monitor whether New Leafly’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Meetings and Board Committees

Merida’s board of directors met six times in 2020 and five times in 2021 to date. Merida expects its directors to attend all board meetings and any meetings of committees of which they are members and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Each of Merida’s current directors attended all of the meetings of the board of directors and meetings of committees of which he or she was a member. Although Merida does not have any formal policy regarding director attendance at stockholder meetings, we attempt to schedule meetings so that all directors can attend.

Merida has a separately standing audit committee, compensation committee and nominating committee. Effective upon the consummation of the Mergers, New Leafly will have a separately standing audit committee, compensation committee, and nominating and corporate governance committee, and the board of directors of New Leafly will adopt new charters for each committee, which will comply with the applicable requirements of current Nasdaq listing rules. New Leafly intends to comply with future SEC and Nasdaq requirements with respect to committees of the board of directors to the extent they will be applicable to New Leafly. Copies of the charters for each committee will be available on the investor relations portion of New Leafly’s website following the closing of the Business Combination at https://investor.leafly.com/home/default.aspx. Information contained on or accessible through New Leafly’s website is not a part of this proxy statement/prospectus/consent solicitation statement, and the inclusion of New Leafly’s website address in this proxy statement/prospectus/consent solicitation statement is an inactive textual reference only.

Audit Committee

Mitchell Baruchowitz, Jeffrey Monat and Andres Nannetti currently serve as members of Merida’s audit committee. Each member of the audit committee is financially literate and Merida’s board of directors has determined that Mr. Baruchowitz qualifies as an “audit committee financial expert” as defined in applicable SEC rules. Merida’s audit committee met four times in 2020 and three times in 2021 to date. Each of our audit committee members attended all of the meetings of the audit committee.

Upon consummation of the Mergers, New Leafly’s audit committee is expected to consist of three members to be announced prior to the special meeting. The board of directors of New Leafly is expected to determine that each of the members of the audit committee satisfies the independence and other requirements of Nasdaq and Rule 10A-3 under the Exchange Act, including that each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board of directors of New Leafly will examine each audit committee member’s scope of experience and the nature of his or her prior and/or current employment.

The board of directors of New Leafly is expected to determine that the chair of the audit committee qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, the board of directors of New Leafly will consider the chair of the audit committee’s formal education and previous experience in financial roles. Both New Leafly’s independent registered public accounting firm and management intend to periodically meet privately with New Leafly’s audit committee.

The functions of the Audit Committee will include, among other things:

•        evaluating the performance, independence and qualifications of New Leafly’s independent auditors and determining whether to retain New Leafly’s existing independent auditors or engage new independent auditors;

•        reviewing New Leafly’s financial reporting processes and disclosure controls;

•        reviewing and approving the engagement of New Leafly’s independent auditors to perform audit services and any permissible non-audit services;

•        reviewing the adequacy and effectiveness of New Leafly’s internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of New Leafly’s internal audit function;

•        reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by New Leafly;

•        obtaining and reviewing at least annually a report by New Leafly’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•        monitoring the rotation of partners of New Leafly’s independent auditors on New Leafly’s engagement team as required by law;

•        prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of New Leafly’s independent auditor;

•        reviewing New Leafly’s annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in New Leafly’s periodic reports to be filed with the SEC and discussing the statements and reports with New Leafly’s independent auditors and management;

•        reviewing with New Leafly’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of New Leafly’s financial controls and critical accounting policies;

•        reviewing with management and New Leafly’s auditors any earnings announcements and other public announcements regarding material developments;

•        establishing procedures for the receipt, retention and treatment of complaints received by New Leafly regarding financial controls, accounting, auditing or other matters;

•        preparing the report that the SEC requires in New Leafly’s annual proxy statement;

•        reviewing and providing oversight of any related party transactions in accordance with New Leafly’s related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including New Leafly’s code of ethics;

•        reviewing New Leafly’s major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•        reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, all applicable SEC rules and regulations and all applicable Nasdaq listing rules. New Leafly will comply with future requirements of the SEC, Nasdaq or other applicable authority to the extent they become applicable to New Leafly.

Compensation Committee

Merida’s compensation committee currently consists of Mitchell Baruchowitz, Andres Nannetti and Jeffrey Monat, each of whom is an independent director under Nasdaq’s listing standards. Merida’s compensation committee has not met.

Upon consummation of the Mergers, New Leafly’s compensation committee is expected to consist of three members to be announced prior to the special meeting. The board of directors of New Leafly is expected to determine that each of the members of the compensation committee satisfies the independence requirements of Nasdaq and is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

The functions of the compensation committee will include, among other things:

•        reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•        reviewing and approving the compensation and other terms of employment of New Leafly’s executive officers;

•        reviewing and approving performance goals and objectives relevant to the compensation of New Leafly’s executive officers and assessing their performance against these goals and objectives;

•        making recommendations to the board of directors of New Leafly regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the board of directors of New Leafly;

•        reviewing and making recommendations to the board of directors of New Leafly regarding the type and amount of compensation to be paid or awarded to New Leafly non-employee board members;

•        reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•        administering New Leafly’s equity incentive plans, to the extent such authority is delegated by the board of directors of New Leafly;

•        reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for New Leafly’s executive officers;

•        reviewing with management New Leafly’s disclosures under the caption “Compensation Discussion and Analysis” in New Leafly’s periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•        preparing an annual report on executive compensation that the SEC requires in New Leafly’s annual proxy statement; and

•        reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with the board of directors of New Leafly.

The compensation committee may also, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. New Leafly will comply with future requirements of the SEC, Nasdaq or other applicable authority to the extent they become applicable to New Leafly.

Nominating and Corporate Governance

Merida’s nominating committee currently consists of Mitchell Baruchowitz, Andres Nannetti and Jeffrey Monat, each of whom is an independent director under Nasdaq’s listing standards. Merida’s nominating committee has not met.

Upon consummation of the Mergers, New Leafly’s nominating and corporate governance committee is expected to consist of three members to be announced prior to the special meeting. The board of directors of New Leafly is expected to determine that each of the members of the nominating and corporate governance committee satisfies the independence requirements of Nasdaq.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which will be specified in the nominating committee and corporate governance committee charter, are expected generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee will not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is or has been at any time one of New Leafly’s officers or employees. None of New Leafly’s executive officers currently serves, or in the past fiscal year has served, as a member of the board of New Leafly or compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving as a member of the New Leafly board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the business combination, limits New Leafly’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Leafly’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and New Leafly’s Proposed Bylaws, which will be effective upon the consummation of the Business Combination, provide that, in certain circumstances and subject to certain limitations, New Leafly will indemnify New Leafly’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New Leafly will enter into separate indemnification agreements with its directors, officers and former directors, which will be effective upon the consummation of the Business Combination. These agreements, among other things, will require New Leafly to indemnify its directors, officers and former directors for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director, officer or former director in any action or proceeding arising out of their services as one of New Leafly’s directors or officers or any other company or enterprise to which the person provides (or provided) services at New Leafly’s request.

New Leafly will maintain a directors’ and officers’ insurance policy pursuant to which New Leafly’s directors and officers are insured against liability for actions taken in their capacities as directors and officers.

We believe these provisions in the Proposed Charter and Proposed Bylaws, which will be effective upon the consummation of the Business Combination, and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers, among other reasons. However, these provisions may discourage stockholders from bringing a lawsuit against New Leafly’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Leafly and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent New Leafly pays the costs of settlement and damage awards against directors, officers or former directors pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

The board of directors of New Leafly will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of New Leafly’s directors, executive officers and employees. The Code of Conduct will be available on the investor relations portion of New Leafly’s website following the closing of the Business Combination at https://investor.leafly.com/home/default.aspx. Information contained on or accessible through New Leafly’s website is not a part of this proxy statement/prospectus/consent solicitation statement, and the inclusion of New Leafly’s website address in this proxy statement/prospectus/consent solicitation statement is an inactive textual reference only. The audit committee of the board of directors of New Leafly will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. New Leafly expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website or by any other means permitted under applicable SEC rules.

Stockholder and Interested Party Communications

Prior to the Mergers, Merida’s board of directors did not provide a process for stockholders or other interested parties to send communications to the board of directors because management believed that it was premature to develop such processes given the limited liquidity of Common Stock at that time. However, following the Business Combination, stockholders and interested parties may communicate with New Leafly’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Leafly Holdings Inc., 1st Ave, Ste LL20, Seattle, WA 98104. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

PROPOSAL NO. 6 — THE INCENTIVE PLAN PROPOSAL

On November 30, 2021, the board of directors of Merida approved the adoption of the New Leafly 2021 Equity Incentive Plan (which we refer to herein as the “2021 Plan”), subject to approval by Merida stockholders. If the 2021 Plan is adopted by Merida’s stockholders, we will be able to make awards of long-term equity incentives, which we believe are critical for attracting, motivating, rewarding and retaining a talented team who will contribute to our success. In the event that the 2021 Plan is not approved by the stockholders of Merida, the 2021 Plan and any awards thereunder will be void and of no force or effect.

Summary

The principal features of the 2021 Plan are summarized below. This summary does not purport to be a complete statement of the terms of the 2021 Plan and is qualified in its entirety by reference to the full text of the 2021 Plan, a copy of which is attached as Annex C to this proxy statement/prospectus/consent solicitation statement.

Purpose

The purpose of the 2021 Plan is to align the interests of eligible participants with New Leafly’s stockholders by providing incentive compensation tied to New Leafly’s performance. The intent of the 2021 Plan is to advance New Leafly’s interests and increase stockholder value by attracting, retaining and motivating key personnel.

Awards

The types of awards available under the 2021 Plan include stock options (both incentive and non-qualified), SARs, restricted stock awards, RSUs and stock-based awards. All awards granted to participants under the 2021 Plan will be represented by an award agreement.

Shares Available

Approximately 5,232,089 shares of New Leafly Common Stock as of the consummation of the Business Combination will be available for awards under the 2021 Plan, assuming: (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021); and (c) that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination).

We refer to the aggregate number of shares available for awards under the 2021 Plan as the “share reserve.” On the first day of each fiscal year of New Leafly during the term of the 2021 Plan, commencing on January 1, 2022 and ending on (and including) January 1, 2031, the share reserve will automatically increase by a number of shares of New Leafly Common Stock such that the number of shares that may be issued under the 2021 Plan shall equal 10% of the fully diluted shares of New Leafly Common Stock as of the last day of the preceding fiscal year, but shall in no event be increased by more than 5,232,089 shares of New Leafly Common Stock per fiscal year, assuming: (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021); and (c) that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination). Within the share reserve, the total number of shares of New Leafly Common Stock available for issuance as incentive stock options shall equal the maximum number of shares available for issuance under the 2021 Plan.

If any award granted under the 2021 Plan is cancelled, expired, repurchased, forfeited, surrendered, exchanged for cash, settled in cash or by delivery of fewer shares of New Leafly Common Stock than the number underlying the award, or otherwise terminated without consideration or delivery of the shares to the participant, then such unissued shares will be returned to the 2021 Plan and be available for future awards under the 2021 Plan. Shares that are withheld from any award in payment of the exercise, base or purchase price or taxes related to such an award will be available for future awards under the 2021 Plan and will increase the share reserve by one share for each share that is retained or returned to New Leafly. Shares of New Leafly Common Stock repurchased by New Leafly on the open market with the proceeds of a stock option will not be returned to the 2021 Plan nor be available for future awards under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding award shall not count against the share reserve.

The share reserve will be reduced by one share of New Leafly Common Stock for each share of New Leafly Common Stock subject to an award. If a share of New Leafly Common Stock that was subject to an award is returned to the share reserve, the share reserve will be credited with one share of New Leafly Common Stock.

Eligibility

Any employee, officer, non-employee director or any natural person who is a consultant or other personal service provider to New Leafly or any of its subsidiaries or affiliates can participate in the 2021 Plan, at the Committee’s (as defined below) discretion. In its determination of eligible participants, the Committee may consider any and all factors it considers relevant or appropriate, and designation of a participant in any year does not require the Committee to designate that person to receive an award in any other year.

Administration

Pursuant to its terms, the 2021 Plan may be administered by the compensation committee of the New Leafly board of directors, such other committee of the New Leafly board of directors appointed to administer the 2021 Plan or the New Leafly board of directors, as determined by the New Leafly board of directors (such administrator of the 2021 Plan, the “Committee”). The Committee has the power and discretion necessary to administer the 2021 Plan, with such powers including, but not limited to, the authority to select persons to participate in the 2021 Plan, determine the form and substance of awards under the 2021 Plan, determine the conditions and restrictions, if any, subject to which such awards will be made, modify the terms of awards, accelerate the vesting of awards, and make determinations regarding a participant’s termination of employment or service for purposes of an award. The compensation committee’s determinations, interpretations and actions under the 2021 Plan are binding on New Leafly, the participants in the 2021 Plan and all other parties. It is anticipated that the 2021 Plan will be administered by New Leafly’s compensation committee, which solely consists of independent directors, as appointed by the New Leafly board of directors from time to time. The Committee may delegate authority to one or more officers of New Leafly to grant awards to eligible persons other than members of the New Leafly board of directors or who are subject to Rule 16b-3 of the Exchange Act, as permitted under the 2021 Plan and under applicable law.

Stock Options

A stock option grant pursuant to the 2021 Plan will entitle a participant to purchase a specified number of shares of New Leafly Common Stock during a specified term (with a maximum term of ten years) at an exercise price that will not be less than the fair market value of a share as of the date of grant (unless otherwise determined by the Committee).

The Committee will determine the requirements for vesting and exercisability of such options, which may be based on the continued employment or service of the participant with New Leafly for a specified time period, upon the attainment of performance goals or both. Such stock options may terminate prior to the end of the term or vesting date upon termination of employment or service (or for any other reason), as determined by the Committee. If the fair market value of a share of New Leafly Common Stock exceeds the exercise price on the last day a stock option may be exercised under an award agreement, the participant shall be deemed to have exercised the vested portion of such option in a net exercise and net share withholding for taxes, without taking further action. Unless approved by the New Leafly stockholders, the Committee may not take any action with respect to a stock option that would be treated as a “repricing” under the then applicable rules, regulations or listing requirements of the stock exchange on which shares of New Leafly Common Stock are listed, or that would result in the cancellation of “underwater” stock options in exchange for cash or other awards, other than in connection with a change in control.

Stock options granted under the 2021 Plan will be either non-qualified stock options or incentive stock options (with incentive stock options intended to meet the applicable requirements under the Code). Such stock options are nontransferable except in limited circumstances.

Stock Appreciation Rights

A stock appreciation right granted under the 2021 Plan (“SAR”) will give the participant a right to receive, upon exercise or other payment of the SAR, an amount in cash, shares of New Leafly Common Stock or a combination of both equal to (a) the excess of (i) the fair market value of a share on the date of exercise less (ii) the base price of the

SAR that the Committee specified on the date of the grant multiplied by (b) the number of shares as to which such SAR is exercised or paid. The base price of a SAR will not be less than the fair market value of a share as of the date of grant. The right of exercise in connection with a SAR may be made by the participant or automatically upon a specified date or event. If the fair market value of a share of New Leafly Common Stock exceeds the base price on the last day the SAR may be exercised under an award agreement, the participant shall be deemed to have exercised the vested portion of such SAR in a net exercise and net share withholding for taxes, without taking further action. SARs are nontransferable, except in limited circumstances.

The Committee will determine the requirements for vesting and exercisability of the SARs, which may be based on the continued employment or service of the participant with New Leafly for a specified time period or upon the attainment of specific performance goals or both. The SARs may be terminated prior to the end of the term (with a maximum term of ten years) upon termination of employment or service, as determined by the Committee. Unless approved by New Leafly stockholders, the Committee may not take any action with respect to a SAR that would be treated as a “repricing” under the then applicable rules, regulations or listing requirements of the stock exchange on which shares of New Leafly Common Stock are listed, or that would result in the cancellation of “underwater” SARs in exchange for cash or other awards, other than in connection with a change in control.

Restricted Stock Awards

A restricted stock award is a grant of a specified number of shares of New Leafly Common Stock to a participant, which restrictions will lapse upon the terms that the Committee determines at the time of grant. The Committee will determine the requirements for the lapse of the restrictions for the restricted stock awards, which may be based on the continued employment or service of the participant with New Leafly over a specified time period, upon the attainment of performance goals, or both.

The participant will have the rights of a stockholder with respect to the shares granted under a restricted stock award, including the right to vote the shares and receive all dividends and other distributions with respect thereto, unless the Committee determines otherwise to the extent permitted under applicable law. If a participant has the right to receive dividends paid with respect to a restricted stock award, such dividends shall not be paid to the participant until the underlying award vests. Any shares granted under a restricted stock award are nontransferable, except in limited circumstances.

Restricted Stock Units

A restricted stock unit (“RSU”) granted under the 2021 Plan will give the participant a right to receive, upon vesting and settlement of the RSUs, one share of New Leafly Common Stock per vested unit or an amount per vested unit equal to the fair market value of one share as of the date of determination, or a combination thereof, at the discretion of the Committee. The Committee may grant RSUs together with dividend equivalent rights (which will not be paid until the award vests), and the holder of any RSUs will not have any rights as a stockholder, such as dividend or voting rights, until the shares of New Leafly Common Stock underlying the RSUs are delivered.

The Committee will determine the requirements for vesting and payment of the RSUs, which may be based on the continued employment or service of the participant with New Leafly for a specified time period and also upon the attainment of specific performance goals. RSUs will be forfeited if the vesting requirements are not satisfied. RSUs are nontransferable, except in limited circumstances.

Stock-Based Awards

Stock-based awards may be granted to eligible participants under the 2021 Plan and consist of an award of, or an award that is valued by reference to, shares of New Leafly Common Stock. A stock-based award may be granted for past employment or service, in lieu of bonus or other cash compensation, as director’s compensation or any other purpose as determined by the Committee, and shall be based upon or calculated by reference to the New Leafly Common Stock. The Committee will determine the requirements for the vesting and payment of the stock-based award, with the possibility that awards may be made with no vesting requirements. Upon receipt of the stock-based award that consists of shares of New Leafly Common Stock, the participant will not have any rights of a stockholder with respect to the shares of New Leafly Common Stock, including the right to vote and receive dividends, until such time as shares of New Leafly Common Stock (if any) are issued to the participant.

2021 Plan Amendments or Termination

The New Leafly board of directors may amend, modify, suspend or terminate the 2021 Plan; provided that if such amendment, modification, suspension or termination materially and adversely affects any outstanding award, New Leafly must obtain the affected participant’s consent, subject to changes that are necessary to comply with applicable laws. Certain amendments or modifications of the 2021 Plan may also be subject to the approval of the New Leafly stockholders as required by SEC and Nasdaq rules or applicable law.

Termination of Service

Awards under the 2021 Plan may be subject to reduction, cancellation or forfeiture upon termination of service or failure to meet applicable performance conditions or other vesting terms.

Under the 2021 Plan, unless an award agreement provides otherwise, if a participant’s employment or service is terminated for cause, or if after termination the Committee determines that the participant engaged in an act that falls within the definition of cause, or if after termination the participant engages in conduct that violates any continuing obligation of the participant with respect to New Leafly, New Leafly may cancel, forfeit and/or recoup any or all of that participant’s outstanding awards. In addition, if the Committee makes the determination above, New Leafly may suspend the participant’s right to exercise any stock option or SAR, receive any payment or vest in any award pending a determination of whether the act falls within the definition of cause (as defined in the 2021 Plan). If a participant voluntarily terminates employment or service in anticipation of an involuntary termination for cause, that shall be deemed a termination for cause.

Right of Recapture

Awards granted under the 2021 Plan may be subject to recoupment in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recoupment of erroneously awarded compensation). New Leafly has the right to recoup any gain realized by the participant from the exercise, vesting or payment of any award if, within one year after such exercise, vesting or payment (a) the participant is terminated for cause, (b) if after the participant’s termination the Committee determines that the participant engaged in an act that falls within the definition of cause or materially violated any continuing obligation of the participant with respect to New Leafly or (c) the Committee determines the participant is subject to recoupment due to a clawback policy.

Change in Control

Under the 2021 Plan, upon any of the following events (each a “Change in Control” under the 2021 Plan):

•        any person (other than New Leafly, any trustee or other fiduciary holding securities under any employee benefit plan of New Leafly, or any company owned, directly or indirectly by stockholders of New Leafly in substantially the same proportions as their shares of New Leafly Common Stock) becomes the beneficial owner, directly or indirectly, of at least 50% of New Leafly’s then outstanding capital stock;

•        during any period of two consecutive years, individuals who at the beginning of such period constitute the New Leafly board of directors, cease for any reason to constitute at least a majority of the New Leafly board of directors;

•        a merger, or consolidation of New Leafly with any other company or corporation; or

•        a sale or disposition of all or substantially all of New Leafly’s assets;

all outstanding awards shall either be (a) continued or assumed by the surviving company or its parent or (b) substituted by the surviving company or its parent for awards, with substantially similar terms (with appropriate adjustments to the type of consideration payable upon settlement, including conversion into the right to receive securities, cash or a combination of both, and with performance conditions deemed achieved (i) for any completed performance period, based on actual performance, or (ii) for any partial or future performance period, at the greater of the target level or actual performance, unless otherwise provided in an award agreement).

Only to the extent that outstanding awards are not continued, assumed or substituted upon or following a Change in Control, the Committee may, but is not obligated to, make adjustments to the terms and conditions of outstanding awards, including without limitation (a) acceleration of exercisability, vesting and/or payment immediately prior to, upon or following such event, (b) upon written notice, provided that any outstanding stock option and SAR must be exercised during a period of time immediately prior to such event or other period (contingent upon the consummation of such event), and at the end of such period, such stock options and SARs shall terminate to the extent not so exercised, and (c) cancellation of all or any portion of outstanding awards for fair value (in the form of cash, shares, other property or any combination of such consideration), less any applicable exercise or base price.

Notwithstanding the foregoing, if a participant’s employment or service is terminated upon or within six months following a Change in Control, or such longer period as the Committee determines which may be prior to, as of or following a Change in Control, by New Leafly without cause or upon such other circumstances as determined by the Committee, the unvested portion (if any) of all outstanding awards held by the participant will immediately vest (and, to the extent applicable, become exercisable) and be paid in full upon such termination, with any performance conditions deemed achieved (a) for any completed performance period, based on actual performance, or (b) for any partial or future performance period, at the greater of the target level or actual performance, unless otherwise provided in an award agreement.

Assumption of Awards in Connection with an Acquisition

The Committee may assume or substitute any previously granted awards of an employee, director or consultant of another corporation who becomes eligible by reason of a corporate transaction. The terms of the assumed award may vary from the terms and conditions otherwise required by the 2021 Plan if the Committee deems it necessary. The assumed awards will not reduce the total number of shares available for awards under the 2021 Plan.

Adjustments

In the event of any recapitalization, reclassification, share dividend, extraordinary cash dividend, stock split, reverse stock split, merger, reorganization, consolidation, combination, spin-off or other similar corporate event or transaction affecting the shares of New Leafly Common Stock, the Committee will make equitable adjustments to (a) the number and kind of shares or other securities available for awards and covered by outstanding awards, (b) the exercise, base or purchase price or other value determinations of outstanding awards, and/or (c) any other terms of an award affected by the corporate event.

Award Limits

No non-employee director may be granted, during any calendar year, awards having a fair value (determined on the date of grant) that, when added to all other cash compensation received in respect of service as a member of the New Leafly board of directors for such calendar year, exceeds $500,000.

U.S. Federal Tax Consequences

Incentive Stock Options

An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, New Leafly will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a “disqualifying disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by New Leafly for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonqualified Stock Options

Options not designated or qualifying as incentive stock options will be nonqualified stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income equal to the amount by which the fair market value of the shares on such date exceeds the exercise price. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income is reportable when SARs are granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the fair market value of any cash or shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the IRS no later than 30 days after the date the shares are acquired.

Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units

There are no immediate tax consequences of receiving an award of RSUs. A participant who is awarded RSUs will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the Committee or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Stock-Based Awards

The tax consequences associated with any other stock-based award of unrestricted shares or an award that is valued by reference to shares granted under the 2021 Plan will vary depending on the specific terms of the award. A participant acquiring unrestricted shares generally will recognize ordinary income equal to the fair market value of the shares on the grant date. The factors that will determine the timing and character of the income include whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant’s holding period and tax basis for the award or underlying New Leafly Common Stock.

Section 409A

Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Certain types of awards granted under the 2021 Plan may be subject to the requirements of Section 409A. It is intended that the 2021 Plan and all awards comply with, or be exempt from, the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for New Leafly

New Leafly generally will be entitled to a tax deduction in connection with an award under the 2021 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our chief executive officer, chief financial officer and the other “covered employees” as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these covered employees, including awards that New Leafly grants pursuant to the 2021 Plan, whether performance-based or otherwise, will be subject to the $1 million annual deduction limitation. Because of the elimination of the performance-based compensation exemption, it is possible that all or a portion of the compensation paid to covered employees in the form of equity grants under the 2021 Plan may not be deductible by New Leafly, to the extent that the annual deduction limitation is exceeded.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF CURRENT U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW LEAFLY WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

2021 Plan Grants

We expect the Compensation Committee of the newly-constituted New Leafly board will grant our named executive officers and certain other employees awards of options under the 2021 Plan following the completion of the Business Combination. Option awards to executive officers are further described in the section titled “Executive Compensation — Other Compensation of Named Executive Officers.” As of November 4, 2021, Leafly had entered into agreements contemplating the award of options with its executive officers and certain other employees, which in the aggregate contemplate the granting of 1,811,693 options (subject to adjustment based on the conversion ratio applicable in the Business Combination) pursuant to the 2021 Plan following the Business Combination.

Other than these awards, the benefits or amounts that may be received or allocated to participants under the 2021 Plan will be determined at the discretion of the plan administrator and are not currently determinable.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting is required to approve the Incentive Plan Proposal. Abstentions will have the same effect as a vote “against” the Incentive Plan Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Incentive Plan Proposal absent voting instructions from the beneficial holder because the Incentive Plan Proposal is considered “non-routine.” Consequently, broker non-votes will have no effect with respect to the Incentive Plan Proposal.

If the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, and the Earnout Plan Proposal are not approved, the Incentive Plan Proposal are not expected to be presented at the special meeting. Notwithstanding the approval of the Incentive Plan Proposal, if the Mergers are not consummated for any reason, the actions contemplated by the plan proposal will not be effected.

The Sponsor and Merida’s officers and directors have indicated that they intend to vote their shares of Common Stock in favor of the Incentive Plan Proposal.

Recommendation of the Merida Board of Directors

MERIDA’S BOARD OF DIRECTORS RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 7 — THE ESPP PROPOSAL

On November 30, 2021, the board of directors of Merida approved the adoption of the New Leafly 2021 Employee Stock Purchase Plan (which we refer to herein as the “ESPP”), subject to approval by Merida stockholders. If the ESPP is adopted by Merida’s stockholders, we will be able to make awards of long-term equity incentives, which we believe are critical for attracting, motivating, rewarding and retaining a talented team who will contribute to our success. In the event that the ESPP is not approved by the stockholders of Merida, the ESPP and any awards thereunder will be void and of no force or effect.

Summary

In connection with the Business Combination, Merida intends to adopt the ESPP. The principal features of the ESPP are summarized below. This summary does not purport to be a complete statement of the terms of the ESPP and is qualified in its entirety by reference to the full text of the ESPP, a copy of which is attached as Annex D to this proxy statement/prospectus/consent solicitation statement.

Purpose

The ESPP provides a means by which eligible employees and/or eligible service providers of either New Leafly or an affiliate may be given an opportunity to purchase shares of New Leafly Common Stock at a discount. The ESPP permits New Leafly to grant a series of purchase rights to eligible employees and/or eligible service providers. By means of the ESPP, New Leafly seeks to retain and assist its affiliates in retaining the services of such eligible employees and eligible service providers, to secure and retain the services of new eligible employees and eligible service providers and to provide incentives for such persons to exert maximum efforts for New Leafly’s success and that of its affiliates.

The ESPP includes two components: a “423 Component” and a “Non-423 Component.” New Leafly intends the 423 Component to qualify as an employee stock purchase plan pursuant to Section 423 of the Code. The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation to extend and limit ESPP participation in a uniform and non-discriminating basis. In addition, the ESPP authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of an employee stock purchase plan under Section 423 of the Code. Except as otherwise provided in the ESPP or determined by the New Leafly board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component. Eligible employees will be able to participate in the 423 Component or Non-423 Component of the ESPP. Eligible service providers (who may or may not be eligible employees) will only be able to participate in the Non-423 Component of the ESPP.

Administration

The New Leafly board of directors administers the ESPP and will have the final power to construe and interpret both the ESPP and the rights granted under it. Further, the New Leafly board of directors has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase New Leafly Common Stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether any employee or other service provider will be eligible to participate in the ESPP.

The New Leafly board of directors has the power to delegate administration of the ESPP to a committee composed of one or more members of the New Leafly board of directors. As used herein with respect to the ESPP, the term “Board” refers to any committee the New Leafly board of directors appoints, and to the New Leafly board of directors. Whether or not the New Leafly board of directors has delegated administration of the ESPP to a committee, the New Leafly board of directors will have the final power to determine all questions of policy and expediency that may arise in the administration of the ESPP.

New Leafly Common Stock Subject to the ESPP

Subject to adjustments as provided in the ESPP, the maximum number of shares of New Leafly Common Stock that may be issued under the ESPP will not exceed 1,308,022 shares of New Leafly Common Stock, assuming: (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021); and (c) that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination). On the first day of each fiscal year of New Leafly during the term of the ESPP, commencing on January 1, 2022 and ending on (and including) January 1, 2031, the share reserve shall automatically increase by a number of shares of New Leafly Common Stock such that the number of shares that may be issued under the ESPP shall equal 2.5% of the fully diluted shares of New Leafly Common Stock as of the last day of the preceding fiscal year, but shall in no event be increased more than 1,308,022 shares of New Leafly Common Stock, assuming: (a) Leafly’s capitalization at the closing of the Business Combination will be consistent with Leafly’s estimates as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021, (b) the Exchange Ratio will equal 0.3275 (estimated as of September 30, 2021 assuming the Business Combination closes in the fourth quarter of 2021); and (c) that no additional Merida public stockholders exercise the right to have their public shares redeemed for a pro rata share of the trust account (after giving effect to the redemption of 1,389,867 shares of Common Stock by holders who exercised their right to redeem their shares in connection with the submission of a proposal to extend the date by which Merida has to consummate a business combination). If any purchase right granted under the ESPP terminates without having been exercised in full, the shares of New Leafly Common Stock not purchased under such purchase right will again become available for issuance under the ESPP. For the avoidance of doubt, up to the maximum number of shares of New Leafly Common Stock reserved may be used to satisfy purchases of New Leafly Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of New Leafly Common Stock under the Non-423 Component.

Offerings

The ESPP is implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may comprise one or more purchase periods. The maximum length for an offering under the ESPP is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire shares of New Leafly Common Stock on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of New Leafly Common Stock, subject to certain limitations.

Eligibility

Purchase rights may be granted only to New Leafly employees, employees of qualifying related corporations or, solely with respect to the Non-423 Component, employees of an affiliate (other than a qualifying related corporation) or eligible service providers. The Board may provide that employees will not be eligible to be granted purchase rights under the ESPP if, on the offering date, the employee (a) has not completed at least two years of service since the employee’s last hire date (or such lesser period as the Board may determine), (b) customarily works not more than 20 hours per week (or such lesser period as the Board may determine), (c) customarily works not more than five months per calendar year (or such lesser period as the Board may determine), (d) is an officer within the meaning of Section 16 of the Exchange Act, (e) is a highly compensated employee within the meaning of the Code, or (f) has not satisfied such other criteria as the Board may determine consistent with Section 423 of the Code. Unless otherwise determined by the Board for any offering, an employee will not be eligible to be granted purchase rights unless, on the offering date, the employee customarily works more than 20 hours per week and more than five months per calendar year, and has been employed by us or a related corporation or affiliate for at least three continuous months preceding such offering date.

No employee will be eligible for the grant of any purchase rights if, immediately thereafter, such employee owns stock possessing 5% or more of the total combined voting power or value of all classes of New Leafly stock or the stock of any related corporation. An eligible employee may be granted purchase rights only if such purchase rights, together with any other rights granted under all our and any related corporations’ employee stock purchase plan, do not permit such eligible employee’s rights to purchase stock in excess of $25,000 worth of stock in any calendar year.

Participation in the ESPP

On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the ESPP, will be granted a purchase right to purchase up to that number of shares of New Leafly Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board; provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s earnings during the period that begins on the offering date (or such later date as the Board determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering.

Purchase Price

The purchase price of shares of New Leafly Common Stock acquired pursuant to purchase rights will be not less than the lesser of (a) 85% of the fair market value of the shares of New Leafly Common Stock on the offering date; or (b) 85% of the fair market value of the shares of New Leafly Common Stock on the applicable purchase date (i.e., the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the ESPP and deposited with New Leafly’s general funds. No interest will accrue on such payroll deductions. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner New Leafly directs.

Purchase of Stock

The Board will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of New Leafly Common Stock will be purchased in accordance with such offering. In connection with each offering, the Board may specify a maximum number of shares of New Leafly Common Stock that may be purchased by any participant or all participants. If the aggregate purchase of shares of New Leafly Common Stock issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares of New Leafly Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

Withdrawal

During an offering, a participant may cease making contributions and withdraw from the offering by delivering a withdrawal form. New Leafly may impose a deadline before a purchase date for withdrawing. On such withdrawal, such participant’s purchase right in that offering will immediately terminate and New Leafly will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions without interest and such participant’s purchase right in that offering will then terminate. A participant’s withdrawal from that offering will have no effect on his or her eligibility to participate in any other offerings under the ESPP, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.

Termination of Employment

Purchase rights granted pursuant to any offering under the ESPP will terminate immediately if the participant either (a) is no longer an eligible employee or eligible service provider for any reason or for no reason, or (b) is otherwise no longer eligible to participate. New Leafly shall have the exclusive discretion to determine when a participant is no longer actively providing services and the date of the termination of employment or service for purposes of the ESPP. As soon as practicable, New Leafly will distribute to such individual all of his or her accumulated but unused contributions without interest.

Restrictions on Transfer

During a participant’s lifetime, purchase rights will be exercisable only by such participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if New Leafly so permits, by a beneficiary designation.

Exercise of Purchase Rights

On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares of New Leafly Common Stock, up to the maximum number of shares of New Leafly Common Stock permitted by the ESPP and the applicable offering, at the purchase price specified in the offering. Unless otherwise specified in the ESPP, no fractional shares will be issued and, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares of New Leafly Common Stock on the final purchase date in an offering, such remaining amount will roll over to the next offering.

No purchase rights may be exercised to any extent unless and until the shares of New Leafly Common Stock to be issued on such exercise under the ESPP are covered by an effective registration statement pursuant to the Securities Act, and the ESPP is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control, and other laws applicable to the ESPP. If, on the purchase date, as delayed to the maximum extent permissible, the shares of New Leafly Common Stock are not registered and the ESPP is not in material compliance with all applicable laws or regulations, no purchase rights will be exercised and all accumulated but unused contributions will be distributed as soon as practicable to the participants without interest.

Capitalization Adjustments

In the event of a capitalization adjustment, the Board will appropriately and proportionately adjust: (a) the classes and maximum number of securities subject to the ESPP, (b) the classes and maximum number of securities by which the share reserve is to increase automatically each year pursuant to the ESPP, (c) the classes and number of securities subject to, and the purchase price applicable to outstanding offerings and purchase rights, and (d) the classes and number of securities that are the subject of the purchase limits under each ongoing offering.

Dissolution or Liquidation

In the event of New Leafly’s dissolution or liquidation, the Board will shorten any offering then in progress by setting a new purchase date prior to the consummation of such proposed dissolution or liquidation. The Board will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

Effect of a Change in Control

Upon a Change in Control (as defined in the 2021 Plan), any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights for outstanding purchase rights, or, if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of New Leafly Common Stock prior to the Change in Control under the outstanding purchase rights, and the purchase rights will terminate immediately after such purchase. The Board will notify each participant in writing prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date unless prior to such date the participant has withdrawn from the offering.

Amendment, Termination or Suspension of the ESPP

The Board may amend the ESPP at any time in any respect the Board deems necessary or advisable. However, except with respect to capitalization adjustments described above, stockholder approval will be required for any amendment of the ESPP for which stockholder approval is required by applicable laws, regulations or listing requirements, including any amendment that either (a) increases the number of shares of New Leafly Common Stock available for issuance under the ESPP, (b) expands the class of individuals eligible to become participants and receive purchase rights, (c) materially increases the benefits accruing to participants under the ESPP or reduces the price at which shares of New Leafly Common Stock may be purchased under the ESPP, (d) extends the term of the ESPP, or (e) expands the types of awards available for issuance under the ESPP, but in each case only to the extent stockholder approval is required by applicable laws, regulations, or listing requirements.

The Board may suspend or terminate the ESPP at any time. No purchase rights may be granted under the ESPP while the ESPP is suspended or after it is terminated.

Any benefits, privileges, entitlements, and obligations under any outstanding purchase rights granted before an amendment, suspension, or termination of the ESPP will not be materially impaired by any such amendment, suspension, or termination except (a) with the consent of the person to whom such purchase rights were granted, (b) as necessary to comply with any laws, listing requirements, or governmental regulations, or (c) as necessary to obtain or maintain any special tax, listing, or regulatory treatment.

U.S. Federal Tax Consequences

423 Component

Rights granted under the 423 Component of the ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of New Leafly Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (a) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (b) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition.

The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of New Leafly Common Stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by New Leafly or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to the fair market value of the shares on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after the shares are transferred to the participant.

Tax Effect for New Leafly

There are no U.S. federal income tax consequences to New Leafly by reason of the grant or exercise of rights under the ESPP. New Leafly is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF CURRENT U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW LEAFLY WITH RESPECT TO AWARDS UNDER THE ESPP. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting is required to approve the ESPP proposal. Abstentions will have the same effect as a vote “against” the ESPP proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the ESPP proposal absent voting instructions from the beneficial holder because the ESPP proposal is considered “non-routine.” Consequently, broker non-votes will have no effect with respect to the ESPP proposal.

If the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, and the Earnout Plan Proposal are not approved, the ESPP proposal are not expected to be presented at the special meeting. Notwithstanding the approval of the ESPP proposal, if the Mergers are not consummated for any reason, the actions contemplated by the ESPP proposal will not be effected.

The Sponsor and Merida’s officers and directors have indicated that they intend to vote their shares of Common Stock in favor of the ESPP proposal.

Recommendation of the Merida Board of Directors

MERIDA’S BOARD OF DIRECTORS RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 8 — THE EARNOUT PLAN PROPOSAL

On November 30, 2021, the board of directors of Merida approved the adoption of the Leafly Holdings, Inc. Earn Out Plan (which we refer to herein as the “Earnout Plan”), subject to approval by Merida’s stockholders. The Earnout Plan provides a mechanism for employees of New Leafly to participate in the earnout pursuant to the Merger Agreement and is a fundamental term of the Business Combination. The Earnout Plan is described in more detail below. A copy of the Earnout Plan is included in this proxy statement/prospectus/consent solicitation statement as Annex E.

Description of the Earnout Plan

Administration

The Earnout Plan will be administered by the board of directors of New Leafly or a Committee thereof (the “Administrator”). The Administrator may delegate authority to New Leafly’s Chief Executive Officer, to the extent permitted by law, to determine (a) the individuals to whom RSUs may be granted (the “Participants”), (b) the number of RSUs to be granted to each Participant, and (c) the terms of each RSU, so long as they are consistent with the terms of the Earnout Plan. The number of shares subject to which RSUs may be granted shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or any other like change or transaction with respect to New Leafly Common Stock occurring at or after the Closing. The RSUs shall be subject to the terms and subject to the conditions set forth in the Merger Agreement, the Earnout Plan and any applicable award agreements.

Grant of RSU Awards

The Earnout Plan will provide for the issuance of a number of Restricted Stock Units based on New Leafly Common Stock (the “RSUs”) as soon as reasonably practicable following the Closing, provided that a portion of such shares of New Leafly Common Stock, as determined by the Chief Executive Officer, may be reserved for the issuance of future Awards. The amount of RSUs issued shall equal up to the product of (a) a ratio with a: (i) numerator equal to the aggregate number shares of Leafly Common Stock issuable upon the exercise or settlement of any vested or unvested stock option of Leafly as of immediately prior to the effective time of the Initial Merger, and (ii) denominator equal to the aggregate number of (x) shares of Leafly Common Stock issued and outstanding as of immediately prior to the effective time of the Initial Merger (including shares of Leafly Common Stock issued upon conversion of the Notes but excluding any shares the holders of which have perfected their dissenters’ rights) plus (y) the aggregate number of shares of Leafly Common Stock issuable upon conversion of all shares of Leafly Preferred Stock issued and outstanding as of immediately prior to the effective time of the Initial Merger plus (z) the aggregate number of shares of Leafly Common Stock issuable upon the exercise or settlement of all vested or unvested Leafly stock options issued and outstanding as of immediately prior to the effective time of the Initial Merger, multiplied by (b) 6,000,000 Earn Out Shares (the “Plan Allocable Earn Out Shares”).

Vesting of RSU Awards

The RSUs will be subject to vesting as follows:

(a)     50% of the RSUs granted to a Participant (the “Tier 1 RSUs”) will vest upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event (the “Tier 1 Vesting Event”); provided, that if the First Price Triggering Event has not occurred prior to the date that New Leafly files its annual report on Form 10-K for the year ending December 31, 2022 and New Leafly’s gross revenue for the year ending December 31, 2022 is less than the First Required Revenue but equals or exceeds 90% of the First Required Revenue, the number of Tier 1 RSUs (not to exceed 50% of the Plan Allocable Earn Out Shares) that will vest will equal the product of (A) the Tier 1 RSUs and (B) the quotient of New Leafly’s gross revenue for the year ending December 31, 2022, divided by the First Required Revenue (such number of RSUs, the “Partial Tier 1 RSUs”); provided, further, that if the First Price Triggering Event occurs following the vesting of the Partial Tier 1 RSUs, then the remaining Tier 1 RSUs will vest; and

(b)    50% of the RSUs granted to a Participant (the “Tier 2 RSUs”) will vest upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event (the “Tier 2 Vesting Event”); provided, that if the Second Price Triggering Event has not occurred prior to the date that New Leafly files its annual report on Form 10-K for the year ending December 31, 2023 and New Leafly’s gross revenue for the year ending December 31, 2023 is less than the Second Required Revenue but equals or exceeds 90% of the Second Required Revenue, the number of Tier 2 RSUs (not to exceed 50% of the Plan Allocable Earn Out Shares) that will vest will equal the product of (A) the Tier 2 RSUs and (B) the quotient of New Leafly’s gross revenue for the year ending December 31, 2023 divided by the Second Required Revenue (such number of RSUs, the “Partial Tier 2 RSUs”); provided, further, that if the Second Price Triggering Event occurs following the issuance of the Partial Tier 2 RSUs, then the remaining Tier 2 RSUs will vest.

(c)     In the event that the Tier 2 RSUs are vested in full at a time when the Tier 1 RSUs have not fully vested, the unvested Tier 1 RSUs will fully vest at the same time as the Tier 2 RSUs are fully vested. In the event any portion of the Tier 1 RSUs and Tier 2 RSUs have not vested prior to the first business day on which it is known whether the Second Revenue Triggering Event has been satisfied, then such unvested Tier 1 RSUs and Tier 2 RSUs will be cancelled and forfeited for no consideration.

Each Participants holding vested RSUs will be entitled to receive shares of New Leafly Common Stock within 30 days of the occurrence of each Vesting Event (including a Change of Control (as defined in the Merger Agreement)) with respect to the vested Tier 1 RSUs and Tier 2 RSUs, or within 30 days of the grant date or other date of vesting specified in the Award Agreement if the Vesting Event occurred prior to the grant date; provided, however, that each Vesting Event will only occur once, if at all, and in no event will Participants (in the aggregate) be entitled to receive more shares of New Leafly Common Stock than the aggregate number of Plan Allocable Earn Out Shares.

Notwithstanding anything in the Merger Agreement or Earnout Plan to the contrary, any shares issuable to a Participant in settlement of RSUs that have vested, if specified in the applicable award agreement, will be issued to such Participant only if such Participant continues to provide services (whether as an employee or individual independent contractor) to New Leafly or one of its subsidiaries through the applicable Vesting Event. Any RSUs that are forfeited pursuant to the preceding sentence may be reallocated to the other Participants or service providers of New Leafly or its subsidiaries as determined by New Leafly’s Chief Executive Officer (to the extent permitted by law and in accordance with delegation by the Administrator). Any RSUs granted after a Vesting Event has occurred may be granted with or without other vesting conditions in respect of the shares of New Leafly Common Stock subject to such Vesting Event.

At all times during the term of the Earnout Plan and until the RSUs have settled or expired, New Leafly will reserve and keep available for issuance a sufficient number of shares of New Leafly Common Stock to permit New Leafly to satisfy its obligations under the Earnout Plan and will take all actions required to increase the authorized number of shares of New Leafly Common Stock if at any time there will be insufficient authorized unissued shares to permit such reservation.

The Participants will not have any rights (including any dividend rights) as a stockholder of New Leafly with respect to any unissued securities covered by an award under the Earnout Plan until the date the Participant becomes the holder of record of the shares of New Leafly Common Stock.

Acceleration Event

If, (a) during the First Earn Out Period, there is a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration (including the value of contingent consideration) being delivered in respect of such New Leafly Common Stock and after giving effect to the issuance of any shares of New Leafly Common Stock in settlement of vested RSUs in connection with and as part of such Change of Control transaction) equal to or in excess of the price per share of the New Leafly Common Stock required in connection with the First Price Triggering Event, then immediately prior to the consummation of such change of control, the Tier 1 Vesting Event, to the extent it has not previously occurred will be deemed to have occurred and (b) during the Second Earn Out Period, there is a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration (including the value of contingent consideration) being delivered in respect of such New Leafly Common Stock and after giving effect to the issuance of any shares of New Leafly Common Stock in settlement of vested RSUs in connection with and as part of such Change of Control transaction) equal to or in excess of the price per share of the New Leafly Common Stock required in connection with the Second Price Triggering Event, then immediately prior to the consummation of such Change of Control any Vesting Event that has not previously occurred will be deemed to have occurred, and in each case, New Leafly will issue the applicable shares of New Leafly Common Stock to Participants, and the Participants will be eligible to participate in such Change of Control (as defined in the Merger Agreement).

Limitation on Awards and Shares Available

The maximum number of Earnout Shares available for issuance under the Earnout Plan is equal to the Plan Allocable Earn Out Shares.

U.S. Federal Tax Consequences

Restricted Stock Units

There are no immediate tax consequences of receiving an award of RSUs. A Participant who is awarded RSUs will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such Participant at the end of the applicable vesting period or, if later, the settlement date elected by the Committee or a Participant. If the Participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A

Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. RSUs granted under the earnout plan may be subject to the requirements of Section 409A. It is intended that the earnout plan and all awards comply with, or be exempt from, the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for New Leafly

New Leafly generally will be entitled to a tax deduction in connection with an award under the earnout plan in an amount equal to the ordinary income realized by a Participant and at the time the Participant recognizes such income. Special rules limit the deductibility of compensation paid to our chief executive officer, chief financial officer and the other “covered employees” as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these covered employees, including awards that New Leafly grants pursuant to the earnout plan, whether performance-based or otherwise, will be subject to the $1 million annual deduction limitation. Because of the elimination of the performance-based compensation exemption, it is possible that all or a portion of the compensation paid to covered employees in the form of equity grants under the earnout plan may not be deductible by New Leafly, to the extent that the annual deduction limitation is exceeded.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF CURRENT U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW LEAFLY WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting is required to approve the Earnout Plan Proposal. Abstentions will have the same effect as a vote “against” the Earnout Plan Proposal because an abstention represents a share entitled to vote. Brokers are not entitled to vote on the Earnout Plan Proposal absent voting instructions from the beneficial holder because the Earnout Plan Proposal is considered “non-routine.” Consequently, broker non-votes will have no effect with respect to the Earnout Plan Proposal.

The Earnout Plan Proposal is conditioned upon the closing of the Mergers and approval of the Earnout Plan Proposal is a condition to closing the Mergers. Accordingly, if the Business Combination Proposal, Nasdaq Proposal, or Charter Amendment Proposal are not approved, the Earnout Plan Proposal are not expected to be presented at the special meeting. If the Earnout Plan Proposal is not approved, the parties will not consummate the Mergers and the other proposals (except an Adjournment Proposal, as described below) are not expected to be presented to the stockholders for a vote.

The Sponsor and Merida’s officers and directors have indicated that they intend to vote their shares of Common Stock in favor of the Earnout Plan Proposal.

Recommendation of the Merida Board of Directors

MERIDA’S BOARD OF DIRECTORS RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE EARNOUT PLAN PROPOSAL.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows Merida’s board of directors to submit a proposal to adjourn the special meeting to a later date or dates if it is determined by Merida and Leafly that additional time is necessary to complete the Mergers for any reason. In no event will Merida solicit proxies to adjourn the special meeting or consummate the Mergers beyond the date by which it may properly do so under the Merger Agreement or Merida’s Existing Charter (in either case, as the same may be amended from time to time) and Delaware law. The purpose of the Adjournment Proposal is to provide more time to consummate the Business Combination. The presiding officer may present the Adjournment Proposal if Merida is unable to consummate the Business Combination for any reason. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and Merida’s Directors and Officers in the Business Combination.”

In addition to an adjournment of the special meeting upon approval of an Adjournment Proposal, any officer of Merida entitled to preside at or to act as secretary of such meeting is empowered by the Merida bylaws to postpone the meeting pursuant to the Merida bylaws if Merida is unable to consummate the Business Combination for any reason.

Consequences if the Adjournment Proposal is not Approved

If an Adjournment Proposal is presented to the meeting and is not approved by the stockholders, Merida’s board of directors may not be able to adjourn the special meeting to a later date if Merida is unable to consummate the Business Combination (because either the business combination proposal is not approved or the conditions to consummating the Business Combination have not been met). In such event, the Business Combination would not be completed.

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Common Stock represented and entitled to vote at the special meeting.

Approval of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

MERIDA’S BOARD OF DIRECTORS RECOMMENDS THAT MERIDA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER INFORMATION RELATED TO MERIDA

Introduction

Merida was incorporated under the laws of the State of Delaware on June 20, 2019 for the purpose of effecting a merger, share purchase, reorganization or other similar business combination with one or more businesses or entities. Merida’s efforts to identify a prospective target business were not limited to any particular industry or geographic region but intended to focus on companies in the media, technology, beauty, e-commerce and online sectors. Prior to executing the Merger Agreement, Merida’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Initial Public Offering and Simultaneous Private Placement

On November 7, 2019, Merida completed its initial public offering of 12,000,000 Units, with each Unit consisting of one share of Common Stock and one-half of one redeemable Warrant, with each whole Warrant entitling the holder to purchase one share of Common Stock at a price of $11.50, raising total gross proceeds of approximately $120,000,000. Simultaneously with closing of the initial public offering, Merida consummated the sale of 3,750,000 Warrants in a private placement at a price of $1.00 per Warrant, generating gross proceeds of $3,750,000. On November 13, 2019, Merida consummated the sale of an additional 1,001,552 Units that were subject to the underwriters’ over-allotment option, for additional gross proceeds of $10,015,520, and an additional 200,311 Warrants, generating additional gross proceeds of $200,311. A total of $130,015,520 of the net proceeds of the initial public offering and simultaneous private placement was deposited into the trust account.

Merida may withdraw from the trust account interest earned on the funds held therein necessary to pay its income taxes, if any. Merida was also permitted to withdraw up to $250,000 of interest income from the trust account during the first twelve months following its initial public offering and may withdraw up to an additional $250,000 of interest income following the twelve-month anniversary of its initial public offering. Except for the withdrawal of interest to pay tax obligations and the withdrawal of up to $250,000 of interest for working capital purposes, and subject to the requirements of law and regulation, the proceeds held in Merida’s trust account will not be released until the earlier of the completion of an initial business combination and Merida’s redemption of 100% of the outstanding public shares upon its failure to consummate a business combination within the required time period.

Fair Market Value of Target Business

The target business or businesses that Merida acquires must collectively have a fair market value equal to at least 80% of the assets held in the trust account (net of tax obligations) at the time of the execution of a definitive agreement for its initial business combination, although Merida may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. Merida’s board of directors determined that this test was met in connection with the proposed business combination with Leafly as described in the section entitled “The Business Combination Proposal” above.

Stockholder Approval of Business Combination

Merida must provide its public stockholders with the opportunity to convert all or a portion of their public shares upon the completion of our initial business combination either (a) in connection with a stockholder meeting called to approve the business combination or (b) by means of a tender offer. The decision as to whether Merida seeks stockholder approval of a proposed business combination or conducts a tender offer is made by its management, solely in their discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require stockholder approval under the applicable law or stock exchange listing requirement. Because the Business Combination with Leafly requires stockholder approval under the rules of Nasdaq, Merida will seek to obtain stockholder approval of the Business Combination at the special meeting and public stockholders may seek to have their public shares redeemed for cash in accordance with the procedures set forth in this proxy statement/prospectus/consent solicitation statement.

Voting Restrictions in Connection with Stockholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, the Sponsor and Merida’s officers and directors have each agreed to vote their sponsor shares as well as any common stock acquired by them in the aftermarket in favor of such proposed Business Combination.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Merida or its securities, the Sponsor, Merida’s officers and directors, Leafly or Leafly’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the holders of a majority of the outstanding shares present and entitled to vote at the special meeting to approve the Business Combination Proposal vote in its favor and that the conditions to the closing of the Mergers (such as the condition that the New Leafly Common Stock be listed on Nasdaq) otherwise will be met, where it appears that such requirements or conditions would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus/consent solicitation statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of sponsor shares for nominal value.

Entering into any such arrangements may have a depressive effect on the shares of New Leafly Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the special meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and the other proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that the conditions to the closing of the Mergers (such as the condition that the New Leafly Common Stock be listed on Nasdaq) would be met.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus/consent solicitation statement. Merida will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Liquidation if No Business Combination

Under Merida’s Existing Charter, if Merida does not complete the Business Combination with Leafly or another initial business combination by December 31, 2021 (or such later date as may be approved by Merida stockholders in an amendment to its Existing Charter), Merida will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the trust account, net of interest that may be used by Merida to pay its tax obligations, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (c) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, dissolve and liquidate, subject in the case of clauses “(b)” and “(c)”, to Merida’s obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. At such time, the warrants will expire. Holders of warrants will receive nothing upon a liquidation with respect to such rights and the warrants will be worthless.

Merida’s Sponsor, the Merida initial stockholders, officers and directors have agreed that they will not propose any amendment to the Existing Charter that would affect public stockholders’ ability to redeem their shares in connection with a business combination as described herein or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination by December 31, 2021 unless Merida provides such public stockholders with the opportunity to redeem their shares of common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest not previously released to us but net of taxes payable, divided by the number of then outstanding public shares. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, the Merida initial stockholders, executive officers, directors or any other person.

Each of the Sponsor and Merida’s officers and directors has agreed to waive its rights to participate in any distribution from Merida’s trust account or other assets with respect to the sponsor shares. There will be no distribution from the trust account with respect to Merida’s Warrants, which will expire worthless if Merida is liquidated.

The proceeds deposited in the trust account could, however, become subject to the claims of Merida’s creditors which would be prior to the claims of the Merida public stockholders. Although Merida has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses Merida has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, and although Merida will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court would uphold the validity of such agreements. The Sponsor has agreed that it will be liable under certain circumstances to pay debts and obligations to target businesses or vendors or other entities that are owed money by Merida for services rendered or contracted for or products sold to it, but Merida cannot ensure that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so. Additionally there are two exceptions to the Sponsor’s personal indemnity: the Sponsor will have no personal liability (a) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with Merida waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (b) as to any claims under the indemnity with the underwriters of Merida’s initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, the Sponsor will not be liable to the Merida public stockholders and instead will only have liability to Merida. Furthermore, the Sponsor may not be able to satisfy its indemnification obligations if it is required to as the Sponsor’s only assets are securities of Merida and Merida has not taken any further steps to ensure that the Sponsor will be able to satisfy any indemnification obligations that arise. Accordingly, the actual per-share redemption price could be less than approximately $10.00, plus interest, due to claims of creditors. Additionally, if Merida is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Merida otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Merida’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Merida’s stockholders. To the extent any bankruptcy claims deplete the trust account, Merida cannot assure you it will be able to return to the Merida public stockholders at least approximately $10.00 per share. Merida’s public stockholders are entitled to receive funds from the trust account only in the event of its failure to complete a business combination within the required time periods or if the stockholders properly seek to have Merida redeem their respective shares for cash upon a business combination which is actually completed by Merida. In no other circumstances does a stockholder have any right or interest of any kind to or in the trust account.

If Merida is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor, creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Merida’s stockholders. Because Merida intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, Merida’s board of directors may be viewed as having breached their fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and Leafly to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Merida cannot assure you that claims will not be brought against it for these reasons.

Employees

Merida has two executive officers. These individuals are not obligated to devote any specific number of hours to Merida’s matters and intend to devote only as much time as they deem necessary to its affairs. Merida does not intend to have any full time employees prior to the closing of the Business Combination.

Facilities

Upon the closing of the Business Combination, the principal executive offices of Merida will be those of Leafly.

Directors and Executive Officers

Merida’s current directors and executive officers are as follows:

Name	Age	Position
Peter Lee	45	President, Chief Financial Officer, Secretary and Director
Richard Sellers	51	Executive Vice President of Mergers & Acquisitions
Mitchell Baruchowitz	47	Non-Executive Chairman of the Board
Jeffrey Monat	43	Director
Andres Nannetti	44	Director

Peter Lee’s biography is included above under the heading “Management of New Leafly”.

Richard Sellers has served as Merida’s Executive Vice President of Mergers & Acquisitions since September 2019. Mr. Sellers has been involved in the cannabis industry for over 20 years. Since January 2018, Mr. Sellers has served as the Vice President of US Operations for Origin House (CSE: OH), a multinational, publicly traded company with cannabis assets throughout North America’s cannabis market. In addition to his duties in operations at Origin House, he has been instrumental in identifying, evaluating, negotiating, closing and transitioning multiple mergers and acquisitions. Previously, in January 2015, Mr. Sellers founded Alta Supply, California’s first formal cannabis distribution company. In March 2016, he also founded KAYA Manufacturing, one of the first California state licensed cannabis manufacturing companies. Kaya’s facility produces several cannabis products including gourmet cannabis chocolate, gummies, premium vaporizers, and mouth sprays. Alta Supply and Kaya were acquired by Origin House March 2018. From January 2010 to June 2019, Mr. Sellers was with Bhang Inc. (CSE: BHNG), a publicly traded company he co-founded and served as its Senior Vice President of Business Development. Bhang has become one of the most widely distributed cannabis brands in the world.

Mitchell Baruchowitz has been a member of Merida’s board of directors since August 2019 and Merida’s non-executive Chairman of the Board since September 2019. Mr. Baruchowitz has approximately 20 years of experience in the legal and finance fields. He also has nine years of experience in the legal cannabis industry. Through his leadership of Merida Capital Partners and his expertise in the diverse licensing regimes governing each state, Mr. Baruchowitz has been involved in over 100 cannabis transactions with a notional value over $1 billion. Mr. Baruchowitz has served as the Managing Member of Merida Advisors, LLC and the Managing Partner of Merida Capital Partners since September 2016. From April 2005 to March 2007, he served as the Associate General Counsel and Chief Compliance Officer of MarketAxess, a publicly traded financial technology company. He was also the General Counsel of investment banking boutique Pali Capital from October 2007 to May 2010. From May 2010 to October 2013, he served as the General Counsel of ACGM, Inc. In March 2013, he cofounded Theraplant, LLC, where he architected the highest scoring application in Connecticut’s highly selective licensing process. From October 2013 to October 2016, he served as the Head of Investment Banking of CAVU Securities. In 2014, he cofounded Leafline Labs, LLC, which was one of only two Minnesota companies to win a license to cultivate and dispense cannabis in extracted form. He formerly sat on the Board of Leafline Labs as well. In 2015, Mr. Baruchowitz co-founded a Nevada cultivator that also holds interests in two dispensary licenses. In 2016, he founded Merida Capital Partners and Grow West MD, a cultivator licensed in Maryland. He currently sits on the Boards of New Frontier Data, Simplifya, Mainstem, Steep Hill Labs and Manna Molecular Sciences. Mr. Baruchowitz received a B.A. in History from Brandeis University and a JD from Boston University School of Law. He is a member of the New York and Massachusetts Bars and held FINRA 7, 24, 63 and 79 licenses.

Jeffrey Monat has been a member of Merida’s board of directors since August 2019. He has been investing in cannabis companies since 2013, having made investments in cultivation and ancillary businesses. He has been with Merida since 2018 and is a partner in all three of its funds, where he serves in a primary analytical role for the funds’ investments. Since 2018, Mr. Monat has served as Chairman of the Board of Steep Hill Labs. From 2000 to 2002, he was with Goldman Sachs, where he advised clients on M&A transactions, financial valuation, and corporate governance issues. He worked in the Goldman Sachs Principal Strategies Group from 2002 to 2003, analyzing public-market opportunities for the firm’s proprietary investment fund. From 2003 to 2010, he was an investment analyst at Rockbay Capital, where he helped grow the firm to $1 billion in assets under management. From 2010 to 2012, he was with FrontPoint Rockbay, an event-driven hedge fund in New York where he evaluated prospective investments and helped build the firm’s investment analysis infrastructure. Mr. Monat also served as a Senior Analyst at Seven Locks Capital, a long/short equity hedge fund from 2012 to 2016 and was a Senior Analyst at Sage Rock Capital, an event-driven hedge fund based in New York from 2016 to 2018. Mr. Monat is treasurer and trustee of the Social Smarts Foundation, Inc., an after school program that helps children with special needs improve social skills. Mr. Monat received a B.S. in Economics from The Wharton School of the University of Pennsylvania.

Andres Nannetti has been a member of Merida’s board of directors since September 2019. Mr. Nannetti brings over twenty years of domestic and international business leadership and experience as both a CEO of companies and private equity principal investor. Since August 2018, Mr. Nannetti has served as Executive Chairman of Natuera Sarl, a Luxembourg-based global cannabis contract development and manufacturing organization with its initial production operations in Colombia. Natuera is a 50/50 Joint Venture between the Cronos Group, a publicly traded Toronto based leading global cannabinoid company whose main investor is Altria and Monaco Investments, and an affiliate of Agroidea SAS, Colombia’s leading agricultural services provider with over 30 years of research, development and production operations. Since 2005, Mr. Nannetti has also served as Managing Director of Leawood Investments, a privately held holding company whose direct and affiliated holdings include cannabis cultivation and manufacturing of derivative products, real estate development, fresh cut flower growing, and agricultural services companies in Colombia, and retail operations in the US. From 1999 to 2002, Mr. Nannetti was Co-founder and CEO of Rovia Inc., a Boston-based digital rights management software provider that was subsequently acquired by Enchoice. Mr. Nannetti began his career in 1998 at JP Morgan in the Latin America M&A and Morgan Capital Private Equity Groups. Mr. Nannetti received a BS in Economics from the Massachusetts Institute of Technology and an MBA from Stanford Graduate School of Business.

Merida Executive Officer and Director Compensation

No executive officer of Merida has received any cash compensation for services rendered to Merida although Merida may pay consulting, finder or success fees to its officers, directors, stockholders or their affiliates for assisting it in consummating its initial business combination. These officers, directors and stockholders will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Merida’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations, as well as traveling to and from the offices, plants, or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by Merida.

Since November 4, 2019 and through the acquisition of a target business, Merida will pay Merida Manager III LLC, an affiliate of the Sponsor, an aggregate fee of $5,000 per month for providing Merida with office space and certain office and secretarial services. However, this arrangement is solely for Merida’s benefit and is not intended to provide Merida’s officers or directors compensation in lieu of a salary.

Other than the $5,000 per month administrative fee, the payment of consulting, success or finder fees to the Sponsor and Merida’s officers, directors, the Merida initial stockholders or their affiliates in connection with the consummation of an initial business combination and the repayment of loans that may be made by the Sponsor to Merida, no compensation or fees of any kind, including finder’s, consulting fees and other similar fees, will be paid to the Sponsor, the Merida initial stockholders, special advisors, members of Merida’s management team or their respective affiliates, for services rendered prior to or in connection with the consummation of Merida’s initial business combination (regardless of the type of transaction that it is).

After the Business Combination, members of Merida’s management team who remain with the combined company may be paid consulting, management, or other fees from the combined company. Such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, to the extent required by the SEC.

Since its formation, Merida has not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of its executive officers or directors.

Restatement of Previously Issued Financial Statements

On July 23, 2021, Merida restated its prior position on accounting for warrants and concluded that its previously issued financial statements as of and for the year ended December 31, 2020 and as of and for the period ended December 31, 2019, as of and for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020 and as of November 7, 2019 should not be relied on because of a misapplication in the guidance on warrant accounting.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against Merida, and Merida has not been subject to any such proceeding in the 10 years preceding the date of this proxy statement/prospectus/consent solicitation statement.

Periodic Reporting and Audited Financial Statements

Merida has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Merida’s annual reports contain financial statements audited and reported on by Merida’s independent registered public accounting firm.

Merida’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of Merida’s financial condition and results of operations should be read in conjunction with Merida’s consolidated financial statements and notes to those statements included elsewhere in this proxy statement/prospectus/consent solicitation statement. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus/consent solicitation statement.

Results of Operations

Merida has neither engaged in any operations nor generated any revenues to date. Merida’s only activities through September 30, 2021 were organizational activities, those necessary to prepare for its initial public offering, described below, and identifying a target company for a business combination. Merida does not expect to generate any operating revenues until after the completion of its initial business combination. Merida generates non-operating income in the form of interest income on marketable securities held after the initial public offering. Merida incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2021, Merida had a net loss of $2,887,517, which consisted of operating costs of $440,194 and a change in fair value of warrant liability of $2,449,193, partially offset by interest earned on marketable securities held in the Trust Account of $1,870.

For the nine months ended September 30, 2021, Merida had a net loss of $4,204,323, which consisted of operating costs of $953,102 and a change in fair value of warrant liability of $3,278,758, partially offset by interest earned on marketable securities held in the Trust Account of $27,537.

For the three months ended September 30, 2020, Merida had a net loss of $283,824, which consisted of operating costs of $153,230 and a change in fair value of warrant liability of $197,516, partially offset by interest earned on marketable securities held in the Trust Account of $42,577, unrealized gain on marketable securities held in our Trust Account of $1,474, and a benefit from income taxes of $22,871.

For the nine months ended September 30, 2020, Merida had a net loss of $6,460, which consisted of operating costs of $512,896, unrealized loss on marketable securities held in Trust Account of $2,594, a change in fair value of warrant liability of $197,516, and a provision for income taxes of $51,031, partially offset by interest earned on marketable securities held in the Trust Account of $757,577.

Liquidity and Capital Resources

On November 7, 2019, Merida consummated its initial public offering of 12,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $120,000,000. Simultaneously with the closing of the initial public offering, Merida consummated the sale of 3,750,000 Private Warrants to the Sponsor and EarlyBirdCapital at a price of $1.00 per warrant, generating gross proceeds of $3,750,000.

On November 13, 2019, as a result of the underwriters’ election to partially exercise their over-allotment option, Merida consummated the sale of an additional 1,001,552 Units, at $10.00 per Unit, and the sale of an additional 200,311 Private Warrants, at a price of $1.00 per Private Warrant, generating total gross proceeds of $10,215,831.

Following the initial public offering, the partial exercise of the over-allotment option and the sale of the Private Warrants, a total of $130,015,520 was placed in the Trust Account. Merida incurred $3,412,939 in transaction costs, including $2,600,311 of underwriting fees and $812,628 of other costs.

For the nine months ended September 30, 2021, cash used in operating activities was $975,407. Net loss of $4,204,323 was affected by the change in fair value of the warrant liability of $3,278,758, interest earned on marketable securities held in the Trust Account of $27,537 and change in deferred tax of $432. Changes in operating assets and liabilities used $21,873 of cash from operating activities.

For the nine months ended September 30, 2020, cash used in operating activities was $539,569. Net loss of $6,460 was affected by the change in fair value of the warrant liability of $197,516, unrealized loss on marketable securities of $2,594 and interest earned on marketable securities held in the Trust Account of $757,577. Changes in operating assets and liabilities provided $24,950 of cash from operating activities.

As of September 30, 2021, Merida had marketable securities held in the Trust Account of $130,203,176 (including approximately $188,000 of interest income) consisting of U.S. treasury bills with a maturity of 180 days or less. Interest income on the balance in the Trust Account may be used by Merida to pay taxes and up to $250,000 per 12-month period can be withdrawn for working capital needs. During the three and nine months ended September 30, 2021, Merida withdrew $39,409 and $505,408 of the interest earned on the Trust Account to pay for franchise and income taxes and for working capital needs. During the year ended December 31, 2020, Merida withdrew $419,894 of the interest earned on the Trust Account to pay for franchise and income taxes and for working capital needs. Merida intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable), to complete the Business Combination and for working capital to finance the operations of the target business, make other acquisitions and pursue our growth strategies.

As of September 30, 2021, Merida had $101,541 of cash held outside of the Trust Account. Merida intends to use the funds held outside the Trust Account primarily to close the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor, or certain of Merida’s officers and directors or their affiliates may, but are not obligated to, loan Merida’s funds as may be required. If Merida completes a business combination, we would repay such loaned amounts. In the event that a business combination does not close, Merida may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. As of June 30, 2021, there is $400,000 outstanding under the Working Capital Loans. On October 13, 2021, the Sponsor committed to provide an additional $400,000 in loans. Such loans are non-interest bearing. As of September 30, 2021, there was $400,000 outstanding under the Working Capital Loans. As of November 9th, 2021, there is $800,000 outstanding under the Working Capital Loans.

Merida does not believe it will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, Merida may have insufficient funds available to operate our business prior to Merida’s initial business combination. Moreover, Merida may need to obtain additional financing either to complete its initial business combination or because Merida becomes obligated to redeem a significant number of our public shares upon consummation of its initial business combination, in which case Merida may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, Merida would only complete such financing simultaneously with the completion of the initial business combination. If Merida is unable to complete an initial business combination because Merida does not have sufficient funds available, Merida will be forced to cease operations and liquidate the Trust Account. In addition, following the initial business combination, if cash on hand is insufficient, Merida may need to obtain additional financing in order to meet its obligations.

Off-Balance Sheet Arrangements

Merida did not have any off-balance sheet arrangements as of September 30, 2021.

Contractual Obligations

Merida does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $5,000 for office space, utilities and secretarial and administrative support to the Company. Merida began incurring these fees on November 4, 2019 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and Merida’s liquidation.

Merida engaged EarlyBirdCapital as an advisor in connection with a business combination to assist in holding meetings with Merida’s stockholders to discuss the potential business combination and the target business’ attributes, introduce Merida to potential investors that are interested in purchasing Merida’s securities in connection with a business combination, assist us in obtaining stockholder approval for the business combination and assist Merida with its press releases and public filings in connection with the Business Combination. We will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of Merida’s initial public offering, or $4,550,543 (exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at our sole discretion to other FINRA members that assist us in identifying and consummating a Business Combination.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Merida has identified the following critical accounting policies:

Warrant Liability

Merida accounts for the Private Warrants in accordance with the guidance contained in ASC 815-40 under which the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, Merida classifies the Private Warrants as liabilities at their fair value and adjust the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The Private Warrants are valued using a binomial lattice model.

Common Stock Subject to Possible Redemption

Merida accounts for common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Merida’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Merida’s common stock features certain redemption rights that are considered to be outside of Merida’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets.

Net Income (Loss) Per Common Share

Merida applies the two-class method in calculating earnings per share. Net income (loss) per common share, basic and diluted for common stock subject to possible redemption is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, if any, by the weighted-average number of shares of common stock subject to possible redemption outstanding for the period. Net income (loss) per common share, basic and diluted for and non-redeemable common stock is calculated by dividing net loss less income attributable to common stock subject to possible redemption, by the weighted-average number of shares of non-redeemable common stock outstanding for the period presented.

Recent Accounting Standards

Merida’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on Merida’s condensed financial statements.

Emerging Growth Company

Merida is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Merida has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Merida, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Merida’s financial statements with another public company which is not an emerging growth company, or which is an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures About Market Risk

Merida is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required with respect to market or interest rate risk.

Independent Auditors’ Fees

Marcum acts as Merida’s independent registered public accounting firm. The following is a summary of fees paid or to be paid to Marcum for services rendered.

Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. The aggregate fees billed by Marcum for professional services rendered for the audit of Merida’s annual financial statements, review of the financial information included in Merida’s Forms 10-Q for the respective periods and other required filings with the SEC for the year ended December 31, 2020 and for the period from June 20, 2019 (inception) through December 31, 2019 totaled $85,770 and $112,345, respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. Merida did not pay Marcum for consultations concerning financial accounting and reporting standards for the year ended December 31, 2020 and for the period from June 20, 2019 (inception) through December 31, 2019.

Tax Fees.    Merida did not pay Marcum for tax planning and tax advice for the year ended December 31, 2020 and for the period from June 20, 2019 (inception) through December 31, 2019.

All Other Fees.    Merida did not pay Marcum for other services for the year ended December 31, 2020 and for the period from June 20, 2019 (inception) through December 31, 2019.

Since Merida’s audit committee was not formed until the completion of Merida’s initial public offering, the audit committee did not pre-approve any of the foregoing services that were incurred prior to such date, although any services rendered prior to the formation of the audit committee were reviewed and ratified by Merida’s board of directors. In accordance with Section 10A(i) of the Exchange Act, before Merida engages its independent accountant to render audit or non-audit services on a going-forward basis, the engagement will be approved by its audit committee.

Glossary of Terms Related to Leafly’s Business

In addition to the defined terms set forth in the section of this proxy statement/prospectus/consent solicitation statement entitled “Frequently Used Terms,” Leafly commonly uses the following terms to refer to aspects of its business:

•        “advertising partners” means persons whom Leafly provides advertising solutions.

•        “API” means application program interface.

•        “advertising solutions” means the advertising placements that Leafly offers to suppliers.

•        “brands” means producers of cannabis products or accessories that are made available for sale to consumers.

•        “cannabis” means all parts of the plant cannabis sativa L., and all of the cannabinoids, extracts and products derived therefrom.

•        “CBD” means cannabidiol.

•        “content library” means Leafly’s collection of informative and educational materials available on its platform, including information related to over 5,000 strains, over 1.3 million user-generated strain, dispensary and product reviews and over 11,000 news and information articles as of December 31, 2020.

•        “GMV” means gross merchandise value of orders generated on the Leafly platform.

•        “hemp” means cannabis containing less than 0.3% delta-9 THC on a dry weight basis.

•        “MAUs” means the total number of unique users accessing Leafly’s platform via Leafly.com and Leafly.ca websites over the course of a calendar month.

•        “offering” means a package or type of services that suppliers can purchase (i.e. Leafly provides an offering of subscription services to its brands, which they can choose to use).

•        “platform” means Leafly’s website and mobile applications.

•        “products” means the cannabis products that Leafly’s suppliers offer to consumers.

•        “retailers” means licensed storefronts and delivery services that sell licensed cannabis products to consumers.

•        “ROI” means return on investment.

•        “SaaS” means software as a service.

•        “services” means the services Leafly provides its suppliers and users, including Leafly’s advertising solutions.

•        “suppliers” means, collectively, brands and retailers using services on the Leafly platform.

•        “THC” means tetrahydrocannabinol and its various isomers, analogues and homologues.

•        “users” means any consumer, supplier or other third party that accesses or otherwise uses platform features available on our platform.

•        “visitors”, when quantified, means the sum of the MAUs for the specified period.

BUSINESS OF LEAFLY

In this section, the “Company”, “we”, “us” and “our” refer to Leafly prior to the Mergers and to the Final Surviving Company following the Mergers.

Mission

Leafly’s mission is to help people discover cannabis. We endeavor to serve as the world’s most trusted destination to discover and shop for legal cannabis. The company was founded in 2010 with the objective to demystify cannabis, a product that lived in the shadows through decades of prohibition. Approximately 125 million people are visitors to Leafly each year, to learn more about legal cannabis, discover what products are right for them, and to shop with regulation-compliant local businesses. Through helping people navigate their cannabis journey, Leafly helps millions of consumers discover the benefits of cannabis.

Business Description

Leafly began as a platform to provide consumers with trusted cannabis information. Since then, Leafly has evolved into a content-first, community-driven, multi-sided marketplace that connects consumers to cannabis brands and licensed retailers. We offer cannabis retailers and brands subscription-based marketplace listings that provide our broad-based cannabis audience with information, reviews, menus, and ordering and delivery options through legal retailers. Our highly engaged audience — which averaged more than 10 million monthly active users (“MAUs”) for calendar year 2020 — chooses Leafly for our unique, original content and data.

We believe Leafly serves as the preferred and primary place to learn about and connect with cannabis. Our platform connects consumers with the information they need to make informed decisions about cannabis. As of December 31, 2020, our platform provided consumers with access to more than 1.3 million user-generated reviews, an extensive content library with over 11,000 news and information articles, and a cannabis strains database with over 5,000 entries. Consumers rely on our content to learn about cannabis and find the right strains or products for their needs. Finding the right strain or product is especially important to consumers in the cannabis market. Due to the unique chemical composition of cannabis strains and their derivative products, reported effects and individual experiences can vary. Additionally, the legal market is in a period of expansion with a consistent emergence of new products and form factors. Understanding the effects of those products is key to having a positive experience.

Our Markets

Today, 37 U.S. states and the District of Columbia have legalized cannabis for medical use, of which 18 states and the District of Columbia have further legalized cannabis for adult-use. In 2013, Canada legalized the commercial production and sale of medical cannabis, and in 2018 it legalized the commercial production and sale of adult-use cannabis. Several dozen other countries including Germany, Australia, Mexico and Jamaica permit cannabis use in some form. Leafly generates revenue in every U.S. state where cannabis is legal for medical and/or adult-use and across Canada. As a content-led marketplace, we have an audience in all 50 states and almost every country where consumers have an interest in cannabis and are able to access our information platform. In 2020, Leafly derived approximately 17%, 12%, and 11% of its revenue from customers in Arizona, Oregon, and California, respectively. No other state comprised more than 10% of Leafly’s revenue.

____________

(1)      https://www.leafly.com/learn/legalization.

(2)      April 16, 2021 Pew Research Center study.

Following the November 2020 elections and change in U.S. presidential administration, the rate of legalization has accelerated across the United States, with New York, Connecticut, Virginia and New Mexico moving to legalize cannabis for adult-use in the first half of 2021. Several efforts have been made at the federal level to progress federal legalization, including the Cannabis Administration and Opportunity Act, sponsored by Senate Majority Leader Chuck Schumer, Senator Cory Booker and Senator Ron Wyden, which was introduced in the Senate in the summer of 2021, though investors cannot be assured that the bill will progress through Congress or become law.

Leafly has demonstrated an ability to attract and grow an audience in jurisdictions prior to any form of legalization. We do this by leveraging our extensive content library and establishing brand affinity. For our audience, as these jurisdictions progress from cannabis being prohibited to being legalized, Leafly’s platform becomes a default destination for all things cannabis, including shopping (where permissible). Building an active ecosystem for our platform prior to medical or adult-use legalization is a competitive advantage. Consumers can consult our strains database and news before legalization, as access to cannabis education and information is not restricted, even where cannabis is prohibited. Our unique and high-quality content library therefore attracts an audience and helps increase Leafly’s brand profile. Leafly’s platform is broadly available throughout North America, with an audience that reaches beyond North America. The functionality we can provide, ranging from providing content to a robust three-sided marketplace, within each jurisdiction, depends on the state of legalization. The services we provide in any given jurisdiction adhere to the relevant governing regulations, which may allow or restrict online order reservations on third party platforms like Leafly. An example of how we build an audience is illustrated in the graphic below:

When states legalize, Leafly is positioned to capitalize and grow

As states progress legalization, Leafly attracts a larger audience, becoming the epicenter of consumer interest

Background Chart: Traffic (monthly sessions) of an East Coast state & its legalization status (Jul '15 – May'21)
– Illegal
– Legalization
– Implementation
Stage 1
• Consumers on Leafly before legalization
Stage 2
• Existing legalized states adding new licenses / retail locations
• Greenfield states are legalizing
Stage 3
• Retailers seek out Leafly as an established channel for reaching customers when they open
• Leafly aggregates supply, which grows consumer demand – flywheel in motion
Stage 4
• Increased supply density forces suppliers to compete for customers
• Leafly's value proposition accelerates as retailers compete for Leafly shoppers/wallets
• Increased opportunities for monetization as the market continues to mature
Market Maturity

Projected Growth of the Cannabis Market

We estimate that the current legal cannabis market is $19 billion globally, driven by approximately 8,000 licensed cannabis retailers (medical and adult-use) across U.S. and Canadian markets as of December 31, 2020, based on state databases and market research, as further detailed below. As of December 31, 2020, over 4,600 retailers had paid subscription listings on Leafly, representing over 55% penetration of the total addressable market of licensed retailers in the United States and Canada. Yet, the effective retail density of 1 store per 46,000 residents remains low, implying the potential for the market to support a significantly higher number of retail locations. To provide our audience with as much information as possible, Leafly lists limited contact information associated with retailers who are not paying subscribers. These unpaid listings on Leafly totaled nearly 10,000, as of December 31, 2020, and are not included in the over 4,600 paid subscribers. Retailers who have a Leafly listing not associated with a paid subscription are not provided with any additional functionality beyond what information Leafly displays on the platform, with respect to an unpaid store listing.

____________

(1)      Represents the Company’s estimate of the amount of total sales in state-legalized markets that occurred via e-commerce during 2020.

(2)      Wall Street research. This projection of total addressable market is based on assumptions made by Wall Street research regarding the incidence of users consuming cannabis on monthly, annual and lifetime bases; the monthly and annual retention of cannabis usage, monthly and annual spending on cannabis, percentage of legal cannabis spending and illicit cannabis spending, and based on that data, Wall Street research has made an estimate for total addressable market. Management believes this estimate is reasonable, however, many factors could cause this projection to not accurately represent the future addressable cannabis market, as projections are inherently uncertain and the cannabis industry is relatively new, meaning there is a relatively shorter time frame of data available to analyze trends than other industries. See “Risk Factors — Public Company and Financial Reporting Risks.

(3)      Represents total sales in state- and provincially-legalized markets per Wall Street research for the 2020 period.

(4)      Represents the Company’s estimate of the amount of total sales in state- and provincially-legalized markets that occur via e-commerce for the 2020 period.

(5)      Represents the Company’s gross merchandise value for the 2020 period.

(6)      Cumulative count of active monthly shoppers for the 2020 period.

The consistent growth of the U.S. legal cannabis industry in recent years is expected to continue, with Whitney Economics projecting that the industry is projected to double between 2020 and 2025, and the Pew Research Center reporting that a majority of U.S. adults now support having legal access to medical and/or adult-use cannabis. Globally, based on projections from Wall Street research, and subject to the assumptions set out above, we believe the legal cannabis market will reach $70 billion by 2030, and when we consider the opportunity to transition spend from the illicit to the licensed market, we believe that market size could grow to be $100 billion by 2030.

Despite these growth expectations, the regulated cannabis market is still nascent and fragmented, with significant challenges facing both consumers seeking to understand cannabis, and the retailers and brands seeking to grow while managing regulatory burdens.

Leafly solves the unique challenges of the market

The challenges in the cannabis market are highly unique due to the nature of the product; differentiated in method of consumption and type of effect, and the nature of the market; highly regulated and often individually legalizing jurisdiction-by-jurisdiction. Because of this complexity, each of the constituents on our platform — retailers, brands, and consumers — face specific, unique challenges. Leafly’s three-sided marketplace occupies the space between those parties, connecting retailers, brands and consumers with one another.

Challenges for our platform constituents

The total addressable market in the cannabis sector is significant today and expected to expand significantly in the future. To fully unlock this potential, the industry must overcome and resolve several challenges present today. This is an industry in transition — the varied state-by-state laws and regulations can cause confusion for all participants. Depending on the state, purchase and possession limits vary, permissible form factors vary, and how consumers can shop (pick-up, delivery, curbside) differ.

Challenges for consumers

Cannabis can be a complicated product. There are thousands of strains offered in multiple form factors, such as edibles, drinks, concentrates and flower, where individual strains and form factors can affect consumers differently. The same strain can have a different effect on different consumers, depending on the method of consumption. For example, edibles are processed through the liver, which can result in a different effect on a consumer than flower that is smoked and processed through the lungs.

Cannabis is consumed for certain desired effects and the desired effects vary among consumers. For example, some consumers seek out cannabis for relaxation or help with sleep, while others seek out cannabis for energetic stimulation. It is important to be able to help consumers find the right strains or products for their desired needs because of this variability in effect. A consumer seeking out a relaxing experience is likely to be disappointed if they unknowingly purchase and consume a strain that energizes them. Additionally, understanding the strength of different strains, products and doses is important for consumers so that they consume an appropriate amount and have a consistent, positive experience.

In addition to the complexity of the product itself, stigma about cannabis usage persists. Decades of prohibition and concerns about product safety remain, particularly with products from the illicit market. State regulations create greater complexity, as each state that has legalized cannabis for medical and/or adult-use has a unique set of regulations that specify how cannabis can be grown, processed, distributed, sold, and consumed. Consumers have to navigate these complexities when they shop for legal cannabis. And even after overcoming those hurdles, consumers must still find a licensed store in their vicinity that carries their desired strains and products. These complexities can be intimidating for consumers and tend to create barriers to adoption.

Even given these hurdles, consumers still expect the same ease of online discovery, price comparison, and information transparency from cannabis businesses that they expect from other consumer goods-focused retailers or brands. These expectations, coupled with the unique attributes of cannabis as a nascent and highly regulated consumer product, create significant challenges for retailers and brands, who seek to create an enjoyable and repeatable shopping experience for their consumers.

Challenges for retailers and brands

Brands are the producers of cannabis products or accessories that are made available for sale to consumers, and retailers are the licensed storefronts and delivery services that sell cannabis products to consumers. We refer to brands and retailers collectively as “suppliers” on our platform.

Suppliers struggle to establish brand recognition across a target audience. Unlike most other consumables, products must be recreated in each state where that manufacturer seeks to operate. Everything from cultivation to sale must occur within state lines, meaning every brand and retailer has to build its business from scratch when establishing operations in a new state. This encompasses everything from obtaining a state license, an in-state source of product, a local state processor, and state distribution channel. The state-by-state fragmentation, coupled with lack of access to traditional advertising and communication channels, make it difficult for retailers and brands to expand nationally and connect with consumers in a scalable manner.

Traditional advertising channels like Google and Facebook restrict cannabis advertising, and social media account shut-downs are a regular occurrence for cannabis companies. Even without formal restrictions, broad-based consumer communication channels like SMS providers routinely cut off licensed cannabis businesses from access to their tools. Without the power of brand awareness and traditional advertising channels to attract and engage consumers, suppliers need quality channels to attract and drive new customer growth. Advertising regulations strictly define how retailers and brands can market their products and themselves, which further narrow the opportunities to drive consumer engagement.

Notwithstanding these challenges, retailers and brands must still meet consumer expectations of convenience and provide omni-channel engagement opportunities to a narrow segment of the population with the same level of service, richness of product information, ability to compare prices, and ease of product and brand discovery that consumers would receive when researching other consumer product categories. At the same time, these businesses must comply with a rapidly evolving legal and regulatory landscape that can differ by state, county and city, requiring significant capital to achieve scale.

Our content

We are a content-first marketplace that seeks to educate and inform consumers about cannabis. Our content library comprises over 5,000 cannabis strains, over 1.3 million user-generated strain, dispensary and product reviews, and over 11,000 news and information articles, as of December 31, 2020. Our visitors regularly create and submit this content, expanding our overall library. User-generated content can include new strain information and additional reviews, and, once submitted, our subject matter experts may review, validate and add to these submissions. With each new piece of content from our visitors, our content library grows richer and more valuable for all future visitors to our platform.

We also generate additional content on our platform in the form of retailer listings, which support our online ordering experience. Retailers purchase monthly retailer subscriptions to provide a business listing on our site, where they can maintain basic business information, including address, phone number, and business hours. Listings also allow retailers to upload their menus manually or through an existing integration we have with our point of sale (“POS”) providers, custom API integrations with retailers, and integrations with menu enablement providers. Menus provide a list of products that are online as well as those product listings that are order enabled. Across our platform, we currently have over 1.7 million menu items available to consumers.

Leafly offers cannabis brands an opportunity to list their products on our platform. Brand subscriptions, introduced in June 2021, are offered on a monthly subscription basis and permit brands to include information about its specified brand, searchable by Leafly consumers. Brands list their products on Leafly so they can provide pertinent product details to consumers, such as strain, cannabinoid, and terpene information, as well as post product imagery. Through catalog control, which will launch in the fall of 2021, brands will be able to control how their products appear across retailer menus on the Leafly platform, creating a consistent look and feel for their product(s). We believe this will be a powerful tool for brands to help optimize and standardize how consumers interact with their products. Brand listings also provide additional content that consumers can search for and review.

Our marketplace

Consumers

Consumers turn to Leafly as their trusted education resource to research cannabis and identify the strains and products that may be right for their needs. They can learn about different form factors and effects, find deals and read reviews, all of which help build confidence in their shopping decisions. We advocate broadly for legalization, equity in the industry and consumer safety. We ensure consumers are informed about the latest strains and products and, more importantly, where they can order those items, from brands and licensed retailers. Our platform also provides a destination where any individual can interact with an engaged community to help navigate the complex world of cannabis and to make an informed purchasing decision.

Further, we continuously work to solve the discovery challenges for consumers. Historically, cannabis has been described by its phenotype (indica, sativa, hybrid). However, phenotype does not convey the effects a strain may have on consumers. To better describe strains, Leafly introduced a nuanced and effects-based classification system in 2019. Our proprietary system helps consumers identify the cannabis that delivers the effects they seek.

Cannabinoids, like Tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), together with terpenes, determine the effects a consumer may experience. Leafly’s leadership in providing this information in a detailed, yet accessible format, reduces friction for consumers. Leafly also gathers structured feedback from consumers in the form of reviews, where consumers share their observations and experiences with a particular strain or product. Reviews may contain additional commentary, like the sleep-inducing or pain-relieving effects of a particular strain. By communicating the chemical composition of a product, along with consumer reviews, we are able to more accurately match consumers to the right cannabis product for their needs.

Consumers access our content, paths towards discovery, and online order reservation tools through the Leafly website and iOS and Android mobile applications. Our website, accessed via desktop or mobile web experiences, drives approximately 89% of our platform sessions, as of December 31, 2020. Our mobile applications account for the remaining 11% of our sessions, as of December 31, 2020. Consumers find their way to the Leafly website primarily through organic search, using search engines like Google, Bing and DuckDuckGo. Our decade-plus track record of creating reliable and authoritative content has resulted in Leafly search results ranking higher for key cannabis search terms. Consumers visit our “Learn” or “Cannabis 101” sections to learn the basics of cannabis science and products; “News” to learn about the latest developments in legalization and regulations; “Strains” to access our strains database; “Products” to access our catalog of cannabis brands and products across multiple categories; and “Dispensaries” to find listings of retailers and their menus nearest to the consumer’s location.

Many consumers use cannabis specifically for its effects, and Leafly’s ability to answer questions about effects accurately and effectively is what we believe enables us to unlock consumer shopping. The complexity inherent in cannabis shares characteristics with the complexity of wine and its various varietals. There is added complexity in cannabis as a result of the different effects that different strains and form factors induce. Unlike wine, which is deeply studied and broadly accessible, cannabis is moving from the illicit market to the regulated market. This places a greater emphasis on consumer education, allowing individuals to find the right product or strain and a legal provider of those products. With this need for effects-based exploration, personalization takes on a greater importance in cannabis shopping. Leafly is unique in our ability to deliver more sophisticated personalization for consumers leveraging our content, data, intellectual property and other proprietary assets.

Our ability to connect disparate cannabis discovery content (like those categories mentioned above) with online order reservation tools is what has transformed Leafly into a powerful place to explore cannabis. Because of this industry’s complexity and its emerging legal status, there is limited consistency across and within discrete markets. As a result, consumers not only need to be matched to the appropriate strains and products right for their needs, but also require the ability to identify where those strains and products are available for purchase at conveniently located licensed retailers. As of December 31, 2020, we had over 4,600 retail listings on our platform providing over 1.7 million menu items that consumers could peruse. We believe the greater the number of retail listings and menu items, the more likely it is a consumer will find their desired product or strain.

Since 2018, consumers on the Leafly platform have been able to reserve items on retailer menus for pick-up or delivery, where delivery is permitted. Once consumers place a reservation, the Leafly platform communicates the online order reservation to the applicable retailer who is then responsible for fulfilment. Our platform also allows for retailers to communicate with consumers. For example, consumers receive “order received,” and “order being processed,” “order ready for pick-up” communications from the applicable retailer, so they can track in real-time the status of their order.

At the height of the COVID-19 pandemic, we saw a significant spike in the number of visitors and sessions on our platform, both web and native, and experienced an accelerated consumer adoption of our online order reservation tools. Many municipalities, states, and provinces imposed lock-downs, which curtailed the ability of consumers to shop in-person. For example, in Toronto, Ontario, cannabis stores were prohibited from offering in-store shopping and could only offer curbside pick-up. In April of 2020 as lockdowns were widespread in the U.S. and Canada, MAUs on our platform increased by almost one-third when compared to April of 2019, and consumer order reservation activity increased by 295% from the full year of 2019 to the full year of 2020. This increased consumer activity on our platform resulted in 4.2 million order reservations in 2020, or a 338% increase in order reservation volume for the same period. That ordering activity generated over $420 million of gross merchandise value (“GMV”) in 2020, representing the amount of direct, attributable merchandise reserved online through the Leafly platform.

We believe we will see continued increased MAUs and GMV as we convert consumers with first-time online order reservations into repeat consumers. The annualized GMV of $380 million for the second quarter of 2021, when compared to the annualized GMV of $74 million for the second quarter of 2019, suggests a persistent and continued

use of our order reservation tools at a rate and scale greater than pre-COVID levels. We continue to monitor consumer trends and shopping behaviors on our platform, and based on continued activity levels, we believe that online order reservations for cannabis is a feature that has seen increased adoption across cannabis consumers.

We provide this information on online order reservation activity to illustrate the macro impacts of COVID-19 on consumer behavior and general adoption of online ordering in cannabis. This activity is not considered a key metric in Leafly’s business. It is a measure of output derived from the activities of a subset of customers and order-enabled retailers but is not indicative of overall business performance. That is because online ordering is a feature that is only available in certain jurisdictions, where cannabis is legalized for medical or recreational use and where local regulations do not restrict such functionality. As such, it is limited in scope and application, and does not rise to the level of a key metric for Leafly’s business. As regulations change, and online ordering becomes permissible, Leafly may reconsider including order reservation volume as a key metric.

We strive to provide a consistent consumer experience across our website and mobile applications; however, we are not always able to provide parity across our iOS and Android apps due to restrictions imposed by the Apple iTunes and Google Play terms and conditions, respectively. At times, both Apple’s and Google’s terms have restricted the offering of online order reservation functionality for cannabis, although Apple recently announced a change in policy to allow for in-app order reservation of cannabis from licensed cannabis retailers. Currently, Google Play limits our ability to offer online order reservations through our Google Play app, which prevents our consumers from enjoying the full functionality of our services in the mobile application environment. Limitations on online order reservations in native apps have impacted our ability to maximize the number of order reservations and GMV attributable to our platform. This, in turn, makes our offering less desirable for both consumers and the licensed retailers who seek out Leafly’s services in part for the new customers and online order acquisition services we provide to them. Conversely, if restrictions on in-app ordering are further eased in the future, we believe that this broader online order functionality could lend greater convenience, increase the numbers of order reservations and, therefore, generate higher GMV through our platform.

Consumers access our content and tools for free across the Leafly platform. There are no fees charged for accessing content, nor for submitting online order reservations. All our revenues today are generated from our paying retailers and brands partners. Leafly neither sells (nor fulfills purchases of) cannabis products, nor does Leafly process payments for cannabis transactions across its platform. Consumers do not purchase cannabis products using our platform, and all confirmation of product availability, final order acceptance, order fulfillment, and processing of payments is handled directly between the consumer and the retailer.

Suppliers — Retailers and Brands

Because it is difficult to scale across state lines, legal cannabis has been local in nature, and brands and retailers have struggled to establish brand recognition in this nascent industry. Leafly has developed an established local market strategy that is designed to capitalize on the inherently local nature of this market. Prior to legalization, consumers are already utilizing our industry-leading strain database and reading our cannabis news coverage. Consumers find us through organic search, where we consistently outrank our competition on key cannabis search terms. When legalization arrives in a particular jurisdiction, we guide consumers through new laws and regulations to help prime them for shopping in their new local market. As governing bodies finalize regulations and issue licenses, those new licensees are drawn to Leafly with a goal of accessing the audience that Leafly has already established. When a market initially legalizes, there is likely to be a supply/demand imbalance with a limited number of retailers selling to a large number of consumers. Once the supply side of the market can better match demand and reach equilibrium, retailers need to compete for new consumers and have limited channels to do so. The Leafly platform provides a solution, driving value for these constituents by letting consumers find what they want and helping retailers acquire more customers. As more retailers and brands come on our marketplace, we can offer a richer experience to consumers. With a healthy ecosystem across the marketplace, our flywheel takes effect and we can scale monetization. We have the ability to recreate this process in most new markets we enter.

Retailers

Leafly provides retailers with the tools and guidance needed to attract our audience to their menus and ultimately, convert that audience into a community of shoppers. We also provide a suite of tools which allow retailers to engage and communicate with consumers they acquire on our platform. Finally, we provide rich competitive market insights to retailers, which help them understand product and sales trends in their local market, track and monitor their performance across the Leafly platform, and gain insights on how better to compete to acquire new consumers via the Leafly platform.

Any particular retailer’s ability to acquire new customers via Leafly’s marketplace is in part dependent on that retailer maintaining an up-to-date menu of available items. Menu management features come standard with Leafly’s listing services and retailers can use our free manual menu management tools. Alternatively, retailers can take advantage of over forty integrations we maintain with cannabis POS, menu enablement and retailers, to automate the process of menu management and inventory availability. When menus are maintained through integrations, retail customers can maintain their menu in a single location (their POS or menu enablement system) and updates flow through automatically to their Leafly menu.

In addition to menu integrations, we also seek to simplify workflows and improve efficiency for retailers through order integrations with POS and menu management providers. With this additional level of integration, order reservations placed on the Leafly platform flow directly into a retailer’s in-store POS system, simplifying the workflow and visibility of order reservations. When order reservations flow directly into a retailer’s POS system, retail staff can work off a single terminal, versus multiple tablets or screens, to manage orders across channels. We are working to increase the number of retailers on our platform who take advantage of order integrations we have in place with POS and menu management providers. We believe retailers appreciate the efficiencies gained by simplifying workflows, such as our POS and order integrations, and we leverage these features to reduce barriers for retailer adoption of our online order reservation platform. We will continue to invest in expanding and improving our POS integrations.

We also offer communication tools for retailers to engage with consumers to help build customer affinity and engagement. As noted above, retailers struggle to reach new or existing customers through traditional advertising and communication channels. Additionally, because cannabis is an inherently local business, retailers require the ability to geographically target specific prospects. Through a business listing on the Leafly platform, retailers establish a branded presence, where they can upload custom branding and imagery, post deals and discounts for shoppers (where permitted), maintain updated business information (such as store hours, address and phone numbers), as well as post updated menus (as described above) and host store reviews. Retailers can also send web and app-based notifications to consumers that “favorite” their store on Leafly. Many retailers find notifications an effective and valuable way to drive repeat business or further customer engagement, as they leverage notifications to highlight promotions, new products and other retailer-specific developments to the customers who want those notifications.

As the supply of cannabis has increased, particularly in established adult-use markets like California and Oregon, the ability for retailers to differentiate themselves through pricing and promotions becomes increasingly important to compete for consumer business. In the spring of 2020, we introduced our deals platform, a set of products and tools that enable retailers to offer deals. We have continuously iterated and improved our deals platform to cover different kinds of promotional offers (e.g., dollar discounts, percentage discounts, bulk discounts) as well as productivity features such as deal scheduling. We are in progress of making additional enhancements to our deals platform, which will benefit retailers, but also make the platform more attractive to shoppers as they benefit from increased promotions they can utilize.

Reviews are an important part of online shopping and cannabis retail is no different, which is why the ability to collect and engage with store reviews is an important feature we offer our retailers. Again, in an environment where traditional communication with cannabis consumers is constrained, the ability to collect, host and respond to reviews left by one of the largest audiences in cannabis is powerful, to not only boost a retailer’s prominence on the Leafly platform, but also to build confidence in a consumer’s purchasing decision. Reviews power an important piece of our flywheel. This component is where retailers solicit reviews from consumers, consumers leverage reviews to gain confidence in purchasing decisions, and then retailers encouraging and seeking more feedback and reviews from shoppers following purchase.

Retailers can manage and understand their performance on Leafly through our Leafly.biz platform. This portal provides retailers with order management and account performance metrics. Our proprietary platform allows retailers to see how much traffic Leafly drives to their listing and/or menus and the number of order reservations placed through our platform. Pro subscribers also have access to competitive insights, which highlight the most popular products and stores in the retailer’s region, along with prevailing in-market pricing for the most popular products. We can only provide these rich data points to retailers because of the volume of engagement on our platform, and the insights themselves are a valuable benefit of a retailer subscription listing on Leafly. We will continue investing in our supplier platform and have plans to launch return on investment (“ROI”) dashboards. We believe that by demonstrating the value of retailers’ investment on our platform, we will be able to drive more business and will be positioned to monetize our retailers more efficiently over time.

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We offer retailers two different tiers of subscriptions on our platform, standard and pro, starting at entry rates of $99 and $199 per month, respectively. We also offer a no-cost package that includes retailer informational listings, including store name and address, contact information, opening hours and customer reviews. Our paid solutions provide enhanced business listings, POS integrations, online reservation services, data insights, and advertising. All paid retail subscribers, whether standard or pro, have access to Leafly listings and e-commerce tools, which we believe is critical because it increases the number of order-enabled retailers. This gives consumers access to a greater supply of cannabis retailers, which creates a more compelling marketplace for consumers.

The primary difference between standard and pro subscriptions is the ability for pro subscribers to participate in our advertising and add-on activations, including featured listings, display ads, promoted deal offerings, sponsored content, and sponsored event services. For example, on our dispensary finder, we offer platinum placements. These performance ad units generate greater consumer activity and engagement with the advertising retailer. In competitive local markets, those marketplace ad units can generate additional revenue for Leafly, as retailers compete to acquire new shoppers and order reservations via the Leafly platform. Retailers are willing to pay higher rates and compete for shoppers on our platform, as Leafly shoppers exhibit valuable shopping behaviors. As a general characteristic, the average value for an order reservation placed on our platform is two times larger than the average in-store order. The ability to price performance advertising units based on market demand makes our business model dynamic and further empowers retailers to make prudent marketing choices based on their desired volume of consumer engagement.

Brands

Brands have historically relied on our digital advertising solutions, such as banner ads, branded content, and email campaigns, to engage with the Leafly audience. However, brands face similar challenges as retailers, which is why we were excited to introduce a revamp of our brands subscription offering in the first half of 2021. With our new brand subscription product, brands can maintain a listing on Leafly where they can provide branded logos and imagery along with pertinent product information, such as cannabinoid and terpene content, form factor, serving size, and host consumers reviews. Over the second half of 2021, we plan to introduce catalog control features, which will allow brands to manage their product listing across the thousands of menus displayed on Leafly, presenting a unified and consistent look and feel, and pertinent product information, whenever their product appears on a menu. Catalog control not only benefits brands, but also benefits consumers, who can start to identify or find desired products based on a consistent look and feel and additional product information. The brands subscription presents an exciting opportunity for Leafly, as there are close to 8,000 licensed brands on the Leafly platform today, with a significantly larger total addressable market than licensed retailers across North America. Given the challenges of building a national brand in the cannabis industry, we believe catalog control will be a compelling feature for brands to help position and standardize their products to consumers in order to build brand loyalty.

Marketplace dynamics

Consumers, retailers and brands come together on our platform to participate in our efficient, networked marketplace. In 2020, our content attracted 125 million visitors, which in turn attracted 4,600 licensed retailers and almost 8,000 brands onto our platform. Each new participant on Leafly — whether consumer, retailer or brand — contributes rich content, powers menus, drives order reservations and, ultimately, increases the velocity of our flywheel. Connecting these constituents with Leafly order reservation tools has resulted in a marketplace where 46% of individuals placing order reservations on our platform do so on their first visit to the platform, and over 50% of our order-enabled retailers receive their first order reservation within one week of activating on our platform. Ease of ordering has led to an increasing number of orders placed on our platform, yielding a 14x return on advertising spend for our retailers in 2020.

Because of the highly fragmented nature of state cannabis regulations, cannabis is an inherently local business. Each state has its own rules on who, what and how cannabis products can be produced and sold. As a result, we focus on establishing and scaling our marketplace on a market-by-market basis. We work to secure the right amount of supply (retailers and brands) so we can match them with the demand (consumers) on our platform. Failure to achieve the right balance between suppliers and consumers can result in a suboptimal shopping experience, where fewer suppliers mean reduced selection and price options for consumers. To achieve healthy marketplace dynamics in specific markets, we may lower the price of our subscription packages to attract retailers onto our platform. We believe on-boarding suppliers onto our platform is of critical importance and will benefit us in the long run. The result of these efforts is apparent in the year-over-year growth in the number of retail accounts and order-enabled retailers on our platform: 3,407 ending retail accounts as of September 30, 2020, grew to 4,769 ending retail accounts as of September 30, 2021; order-enabled retailers as a percentage of ending retail accounts grew from 42% to 49% during the same periods. We believe that by improving matching at the local level we can increase the volume of order reservations placed on our platform, thereby driving greater GMV and return on spend for our participating retailers.

____________

(1)      Retail accounts can include more than one store.

(2)      Company estimate as of June 30, 2021

How we adapt to market restrictions

We offer our subscriptions to retailers and brands in the U.S. (including the unincorporated territory of Puerto Rico), Jamaica and Canada. As of September 30, 2021, we have paying clients in all U.S. states and territories that have adult-use and/or medical-use cannabis regulations in place. We independently verify the license status of each THC retailer and brand to ensure that only compliant retailers and brands are listed on Leafly.

Our content is broadly available across the U.S. and Canada. Access to news, information and educational cannabis content is permissible, even in jurisdictions where cannabis is prohibited. We age-gate access to our platform to help our advertisers comply with their regulatory obligations and, therefore, target adult consumers with our content. Our traffic data shows that readers visit Leafly from countries outside of the U.S. and Canada. At this time, we do not actively tailor or content or advertising products to target audiences outside of the U.S. and Canada. Should we decide to target such audiences in the future, we would consider what restrictions would need to be imposed to comply with any applicable content restrictions and regulations.

Leafly’s online menu listings are available for retailers in jurisdictions that have legalized some form of cannabis use and permit dispensaries to list their menus online. Subject to requirements like age-gating, most states and provinces permit dispensaries to post their menus online. There are approximately five states that restrict dispensaries from listing menus on third party websites. Those restrictions arise from states that have blanket restrictions on online advertising to states that limit display of prices. Restrictions can also require dispensaries to seek approval from state regulators to list an online menu. In states that restrict online menus, Leafly retailer listings include pertinent business information, like contact information and hours of operation, but do not include an online menu.

Restrictions in several jurisdictions also inhibit dispensaries from receiving online order reservations from third party platforms like Leafly. In some states, for example Florida and Missouri, there are no express prohibitions in the enacted regulations, but the interpretive guidance that state regulators have issued effectively restricts retailers from utilizing the full scope of services offered by Leafly. We assess each jurisdiction’s regulations independently and provide retailers with a compliant solution. However, as a general matter of policy and advocacy, we oppose regulations that impose limitations on online order reservations through discovery platforms like Leafly. We believe that the ability to offer consumer convenience in connecting with licensed retailers can be an important tool to encourage participation in the regulated cannabis market while discouraging participation in the illicit market. Furthermore, medical consumers rely on Leafly to see inventory availability and place orders at their dispensary. The ability to show inventory availability and offer online order reservations at licensed retailers is critical for medical cannabis consumers, who are often immunocompromised. Especially through COVID-19, those consumers have sought low-contact options for obtaining cannabis from licensed retailers.

Growth Strategies

Increased penetration of local markets

We plan to increase the size of our sales and marketing teams. It is through these teams that we can expand in local markets across the U.S., Canada and beyond. As noted in the section entitled “Leafly’s Consumer Marketplace,” we work to secure supply and match that supply to demand on a market-by-market basis. We have cultivated healthy marketplace dynamics in markets across the continent.

For example, on the supply side of a particular Southwest state, over 90% of the licensed retailers were active Leafly subscribers, and over 80% of those active subscribers were order-enabled, as of September 30, 2021. Within the same Southwest state, our customer success managers have worked in partnership with retailers to drive retailer adoption of the platform tools we offer. Proper adoption and implementation of our tools helps to optimize a retailer’s presence on the platform and attract more customers. As a result, we see healthy shopping volume and activity across consumers in that state. These healthy dynamics between retailers and consumers drive higher order volume, increased GMV and increased ROI for retailers.

With additional investment, we believe Leafly can expand upon its success in markets like the one described above and recreate similar dynamics in new and emerging markets. Our expected investment will include hiring additional customer success managers to more effectively service and expand our business with existing retail partners. We also plan to increase our sales staff, whose primary responsibility is to activate new accounts and to sell additional services to existing retailers.

Advertising Platform Enhancements

Performance-based advertising products offered to retailers embed dynamism in Leafly’s business model, as described in the section titled “Revenue” below. Currently, those ad units are priced and offered by our sales teams. With greater ad inventory and bidding tools, Leafly can more dynamically price those advertising units based on market demand. We believe market-based pricing and greater automation in selling those ad units presents opportunities for revenue growth in 2022 and beyond.

Consumer Personalization and Improved Matching

In addition to iterating on our offerings for suppliers, we believe that investment in consumer discovery and personalization will provide our audience with a further differentiated and immersive experience. We expect this will result in converting more Leafly visitors into shoppers. Today, we leverage our content (e.g., strains database, consumer reviews, retailer menus, brand product listings) and intellectual property along with search data and consumer trends to drive recommendations and personalization for our visitors. We continue to iterate on our personalization engines and, through such improvements, we believe we can better match consumers with their preferred strains and products. We believe finding the right product is critical. Cannabis strains and products can provide different effects and consumption experiences, and we believe consumers will value personalized recommendations as they refine individual preferences. Through improved matching, we believe we can increase both the number of order reservations and the number of items within each order reservation. In doing so, Leafly will generate increased ROI for our suppliers and for ourselves.

New Market Development

Our long-term growth depends on our ability to successfully develop an online marketplace within each local economy, whether within North America or outside. Once a new market opens with some form of legalized cannabis use, it may take years for that market to become efficient. This requires a robust supply chain, an appropriate density of dispensaries, and enough variety across brands and form factors to power consumer engagement. Our business depends on each market achieving a critical mass of consumers and suppliers, which will drive meaningful ROI to our advertising partners. Achieving these elements will accelerate our revenue model. However, it is our strategy to build an engaged audience in certain new markets prior to those markets reaching maturity. As a result, we may continue to generate losses in new markets for an extended period, and different markets can be expected to grow at different rates and generate varying levels of revenue, which we cannot predict with accuracy.

Data Opportunities

As the industry matures, we will expand our offering of e-commerce tools and, by association, data products. With one of the largest audiences in cannabis, we identify customer trends and opportunities at the local market level. Leafly has amassed significant and unique visitor data on browsing and purchasing trends since its inception in 2010. Our internal data shows us that online cannabis shoppers are relatively higher dollar spenders than in-store shoppers, and we believe this type of consumer will be of interest for advertisers in cannabis-related and adjacent industries. With that data, we expect to increase the efficiency of our advertiser’s spend by allowing them to reach a specific audience based on the characteristics of their choosing. We view the ability to offer this data and insight as a valuable potential revenue stream.

Leafly’s revenue model

Products and services we offer to our retailers account for approximately 80% of our revenue today. For retailers, we offer subscriptions, with two subscription options, a standard tier and a pro tier — both of which include menu management and online order reservation tools. The primary difference between these tiers is the ability to participate in marketplace activations and advertising, which is only available to pro subscribers. Marketplace activations and advertising are sold as performance ad units. Advertisers purchase these units with the expectation of driving greater engagement with Leafly’s audience. These can include prominent homepage feature ads, as well as ads on our dispensary map finder. In competitive markets, where we have multiple retailers on the platform competing to acquire new consumers via our platform, those ad units can generate additional revenue for Leafly. This provides dynamism to our revenue model, which rewards Leafly for the performance it delivers to our retail partners.

Our brands products and services account for approximately 20% of our revenue. Pricing for our traditional brands advertising products vary depending on the product purchased and market in which that ad is activated. Our recently introduced brands subscription offering has an entry level price of $199 per month, similar to our retailer pro subscription. Over time, we expect to introduce performance-based ad units for brands, similar in nature to the performance-based ad units we offer to retailers.

Sales and Marketing

Sales

Historically and today, our sales efforts are primarily focused on processing inbound leads. Many cannabis brands and retailers want to list their businesses on Leafly as soon as they are ready to begin operations. As of December 31, 2020, we employed only approximately 20 individuals focused on selling, account management, and customer success activities targeting retailers and 6 individuals focused on selling and implementing brand sales. We plan to increase the size of our sales and customer success team, which will allow us to bolster and expand our relationships with current accounts. It will also allow us to increase our outbound sales efforts. Our sales team is supported by an operations team that identifies businesses that have recently received licenses to operate in a legal market. While using a primarily inbound lead strategy, we have achieved approximately a 55% market share of our total addressable market (of licensed retailers in North America) as of December 31, 2020. Through investment in hiring additional sales personnel, we intend to expand our sales efforts.

Marketing

Marketing efforts include a variety of strategies designed to acquire both retail and brands subscribers. We will work to attract the remaining estimated 45% of licensed retailers not already on our platform. We will also use marketing strategies to activate more brands across our platform. Leveraging data insights, technology tools and personalized interaction via events and direct email, we seek to craft messages that resonate for sales and product adoption. Our business to business (“B2B”) marketing is transitioning from a primarily inbound lead generation approach to proactive account-based marketing designed to reach brands and licensed retailers in prioritized geographies.

For our business to consumers (“B2C”) marketing initiatives, we focus on content marketing, channel and event marketing, and public relations to drive cost-effective consumer engagement. To date, we have not focused on paid advertising. Instead, we have focused on generating consumer interest through our owned channels or earned media. Success in cultivating retailer density on our platform via B2B acquisition efforts creates more selection and a better offering for consumers. The more consumers we attract, the more retailers seek to list with us, creating a virtuous circle for consumers and retailers. Our local market consumer marketing focuses on traffic acquisition and converting those visitors into consumers. As additional paid channels for direct-to-consumer marketing become available, we will continue to launch test campaigns in those channels. Though our typical consumer acquisition has occurred organically, we believe that future deployment of capital towards paid customer acquisition will allow us to grow our visitor and customer base more effectively than organic growth alone.

Technology

For many years, Leafly has invested significantly in engineering, product, and user experience to build a modern technology stack that supports our three-sided marketplace connecting consumers, retailers, and brands. We help our 125 million annual visitors discover the strains, products, and dispensaries that are closest to them by utilizing our strains matching algorithm and elasticsearch, a highly scalable open-source full-text search and analytics engine, as well as our news publishing platform, location services, and personalization engine.

For the 4,600 retailers on our platform, we have created a portfolio of easy-to-use SaaS-based tools that allow retailers to update their menus on the Leafly platform, create deals and promotions for consumers, manage their Leafly order reservation operations, integrate with selected POS systems, and view dashboards and analytics to help them make sales and merchandising decisions. For brands on our platform, we offer campaign creation, tracking, and targeting and audience segmentation of customers to offer products and promotions that are native to the consumer shopping experience on Leafly.

Our product teams leverage both open-source and vendor-supported software technology in support of all our marketplace capabilities. Our dedicated product and engineering teams are responsible for software development and the creation of new features to support our products and services across a full range of devices (desktop, mobile web and mobile applications). Our product teams use an agile development process that allows us to deploy frequent iterative releases for product and service features.

Major Customers

We have a diversified set of customers and sources of revenue and no single customer accounted for more than 10% of our revenue for the years ended December 31, 2020 and 2019 or the nine months ended September 30, 2021 and 2020.

Seasonality

We experience some seasonality in our business, which we believe has moderate impacts on our overall revenue. These trends express themselves most notably on the demand (consumer) side of our marketplace within the first and fourth quarters of a calendar year. On the consumer side, we see our largest months of new shoppers on our platform generating greater GMV across the fourth and first quarters, bridging from one calendar year to the next. This six-month period captures industry enthusiast events like 420 (April 20th) and more commonly celebrated holidays falling within November, December, and January. These holidays and holiday periods result in an increased level of shopping activity across the platform. On the retail side, we see a higher volume of retailers join our platform in those quarters. From our brand partners, we see increased engagement and spend in the fourth quarter heading into end of year holidays and preparing for campaigns ahead of 420.

Competition

Leafly is a dynamic three-sided marketplace, connecting our consumer audience, licensed retailers, and brands with each another. This is a large and valuable opportunity to address and as such we face competition on several fronts. We compete with Weedmaps (WM Technologies Inc.) in providing a consumer marketplace, where consumers search for products and place order reservations for those products with participating storefront and delivery retailers. Both Leafly and Weedmaps offer these experiences by aggregating licensed retailers, brands, and consumers onto a single platform. Leafly’s consumer-focused, content-first strategy has established one of the most-visited cannabis properties on the Internet, with over 220 million annual sessions hosted on our site, as of December 31, 2020. We also had 4,600 licensed retailers on our platform as of December 31, 2020, which is roughly equal to the number of retailers claimed to be supported by our competitors. Moreover, our constituencies are broadly-based across Canada and the United States, which diversification we believe makes us more competitive than our competitors whose constituencies are more geographically focused in scope.

Leafly is also a trusted and authoritative source for cannabis information and education and there are several competing cannabis content-focused platforms, such as Wikileaf, Allbud, and High Times. Based on our understanding of those media properties, they are information-only platforms that do not offer a consumer marketplace. Additionally, the aforementioned platforms do not allow for licensed retailers to receive order reservations. Across our business listings, we compete with Google and Yelp, both of which provide business listings of cannabis retail stores in their respective search results.

We also compete with e-commerce enablement providers that target the cannabis sector, including Dutchie and Jane Technologies (“Jane”). Providers like Dutchie and Jane provide licensed retailers with embedded menus and e-commerce tools (similar to Leafly’s embedded menu solutions) that allow for retailers to offer e-commerce and order reservations directly on retailers’ websites. Dutchie and Jane also offer consumer marketplaces, but those offerings have limited consumer traffic and engagement as compared with Leafly’s marketplace.

Leafly’s marketplace competes for its share of a large and growing audience. Leafly seeks to offer a differentiated experience for every visitor, powered by educational resources, broad selection, data, and science. That experience becomes stickier and richer with each new active participant on our platform whether an active consumer, retailer, or brand. We believe the breadth of verified information, news, and selection establishes trust between Leafly and its audience, creating a competitive environment that favors Leafly. We believe the significant audience and content library we have built up over a decade cannot be replicated easily.

Intellectual Property

Our brand and intellectual property are valuable assets that are important to our business. In our efforts to safeguard our trademarks, inventions, copyrights, trade secrets, and other intellectual property rights worldwide, we rely on a combination of federal, state, common law and international rights in the jurisdictions in which we operate.

We have an ongoing trademark registration program pursuant to which we register our brand names, taglines and logos in the United States, Canada, the European Union and other jurisdictions to the extent we determine they are appropriate and cost-effective.

As of September 30, 2021, we have been issued trademark registrations in the United States, Canada, European Union, United Kingdom, Israel, Australia, Chile and Uruguay. The registrations include the following: (a) “Leafly” for various classes of goods and services, including software and retail/informational services, and, in the US only, merchandise and related collateral goods, (b) “Leafly Biz” for retail services, (c) “Powered by Leafly” for software, and (d) “Leafly List” for providing news. In addition, we have several pending US applications for representative design marks of our strain iconography in multiple classes that cover providing consumer product and health and wellness information. We also claim common law trademark protection for various additional slogans and taglines.

As of September 30, 2021, we have filed five patent applications for our software and technology interface, one of which we have received a Notice of Allowance for in the United States, and four of which are pending patent applications: one in the United States, one in Europe, one in Canada, and one in Mexico. We regularly evaluate our proprietary assets for possible patent protection.

We hold a registered copyright for our retailer educational program, and we also claim common law copyright protections for our software code, our site content, and our API. Further, we own several dozen domain names, including leafly.com, leafly.ca, leafly.de, leaflylearn.com, and multiple variations and extensions thereof that either redirect to leafly.com or we are holding to prevent cybersquatting. Our trademarks and domain names are material to our business and brand identity.

We also rely on non-disclosure agreements, invention assignment agreements, intellectual property assignment agreements, or license agreements with employees, independent contractors, consumers, software providers and other third parties, which protect and limit access to and use of our proprietary intellectual property.

We believe our intellectual property rights are a crucial component of, and competitive differentiator for, our business.

Circumstances outside our control could pose a threat to our intellectual property rights. For more information, see the section entitled “Risk Factors — Risks Related to Leafly’s Intellectual Property.”

Facilities

Leafly’s corporate headquarters is in Seattle, Washington. As of September 30, 2021, we did not have an active, long-term lease in Seattle. Deferring on a long-term lease and moving to a fully remote workforce while the effects of COVID-19 have persisted, has allowed us to best serve the needs of our employees and reinvest those capital resources into our business otherwise. We do expect to enter into a new lease for a Seattle-based corporate office space in 2022. We expect that space will accommodate a hybrid in-person and work-from-home team.

In addition to Seattle, we have clusters of team members in Austin, Texas and Baltimore, Maryland. We have an active lease in Baltimore that we expect to let expire on March 31, 2022. Given the success of our remote workforce, we have not committed to entering into new leases in either Baltimore or Austin at this time.

People Operations and Human Capital Resources

As of September 30, 2021, Leafly had approximately 200 employees. We categorize our company into three teams: sales and marketing, product development, and general and administration. Within those three categories we had approximately 85, 85, and 30 employees, respectively. Of these employees, approximately 195 were located in the U.S. and 5 were located in Canada.

The opportunity to build and scale the leading cannabis discovery marketplace has attracted, and we believe will continue to attract, top talent across all departments. Our position as a leading cannabis platform in a growing and dynamic market helps us attract high caliber employees who are skilled and also passionate about our mission. We have invested in our talent acquisition resources to find, attract and retain diverse and skilled talent across North America. There are no organized labor unions that represent our employees and we are not subject to any collective bargaining agreements.

Government Regulation of the Leafly Business

Leafly is not currently required to obtain a license for the provision of its products and services to its clients in the cannabis industry. However, Leafly may be subject, directly or indirectly, to rules or regulations governing the provision of such products or services, and the costs of compliance with such rules or regulations may be substantial. As discussed further below, those jurisdictions which have legalized cannabis for medical or adult-use have frequently adopted a complex licensing and regulatory regime. Entities engaged in the growing, processing, sale, transportation, or delivery of cannabis products are subject to rigorous licensing requirements, including initial licensing and regular licensing renewals, and on-going regulatory burdens. We require suppliers to provide proof of valid corporate existence at the time we initially onboard them, or, if we understand that state law requires a separate cannabis license, to submit a valid, unexpired state-issued license number, and we require contractual representations and warranties from our suppliers that they are complying with state law. However, we do not routinely validate whether that license number remains valid during the term of our suppliers’ use of our services and accordingly we generally do not, and cannot, ensure that our suppliers will conduct their business in a manner compliant with regulations or licensing requirements. The costs that licensing and regulation impose on Leafly’s suppliers may indirectly affect Leafly’s operations by increasing the costs of operations for our suppliers, decreasing their profitability or resulting in regulatory and even criminal actions if they are non-compliant, and in each case reducing their ability to pay for part or all of Leafly’s services, by causing them to go out of business, or by discouraging potential clients to enter the market.

Regulatory restrictions on our suppliers also may restrict the extent to, or manner in which, they can use our services. In many jurisdictions, licensed cannabis businesses are subject to laws and regulations that restrict the manner in which they can advertise. For example, licensees generally are prohibited from advertising to those under the legal age of cannabis consumption in that jurisdiction. Licensees in many jurisdictions are required to include disclaimers in advertisements. Depending on the jurisdiction, licensees may be prohibited from depicting cannabis or cannabis products in advertising, making health or therapeutic claims about cannabis or cannabis products, or encouraging over-consumption of cannabis, among others. For example, licensees in Michigan may not advertise themselves as “dispensaries,” licensees in Illinois may not include in advertisements any images of a cannabis leaf or bud, and licensees in Oregon may only use advertising that targets cell phones (e.g., hyper-local marketing) if the advertising is within an app the user has installed, the user has confirmed they are of legal age, and the app provides an opt-out feature. These restrictions indirectly affect Leafly by restricting the manner in which its clients can advertise on the Leafly website or Leafly app. In some jurisdictions, licensees may be prohibited from using third-party platforms (like Leafly) for ordering, preventing those licensees from using Leafly’s reservation and ordering services. Jurisdictions change these laws and regulations, sometimes frequently, which may affect Leafly in ways we cannot predict.

Some jurisdictions have considered imposing licensing or regulatory requirements directly on online service providers servicing the cannabis industry, such as Leafly. For example, in 2019, the California legislature considered but ultimately rejected AB1417, a bill that would have imposed requirements on websites dedicated to promoting cannabis products. Other states may seek to impose such restrictions. Challenging such restrictions or complying with such restrictions may cause us to incur substantial costs.

We have not been a defendant in a criminal action, nor have we been the subject of a civil or regulatory enforcement proceeding, prosecuted by any governmental authority based on our provision of products and solutions to the cannabis industry.

Effect of existing or probable governmental regulations on the business

Our capacity for continued growth and ability to achieve and maintain profitability depends in part on our ability to operate and compete effectively in different domestic and international markets. Each market has unique regulatory dynamics and we have little influence over regulators and the regulations they ultimately enact. These include laws and regulations that can directly or indirectly affect our ability to operate, the number of retailers allowed to operate, and our costs associated with onboarding new suppliers. In addition, each market is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive advertising offerings than alternative options, which affects our sales, results of operations and key business metrics. As a result, we may experience fluctuations in our results of operations due to the changing dynamics in the domestic and international markets where we operate.

United States — Cannabis

Cannabis, other than hemp (defined by federal law as Cannabis sativa L. with a delta-9 THC concentration of not more than 0.3% on a dry weight basis), is a Schedule I controlled substance under the CSA. Even in states or territories that have legalized cannabis to some extent, the cultivation, possession, and sale of cannabis all violate the CSA and are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA is a predicate for certain other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law.

For over seven years, under a policy instituted during President Obama’s time in office, the U.S. government has not prioritized the enforcement of those laws against cannabis companies complying with state law and their vendors. On August 29, 2013 former Deputy Attorney General James Michael Cole issued a Memorandum (the “Cole Memo”), which described the criminal enforcement of federal cannabis prohibitions against those complying with state cannabis regulatory systems as an inefficient use of federal investigative and prosecutorial resources, the Cole Memo gave federal prosecutors discretion not to prosecute state law compliant cannabis companies in states that were regulating cannabis, unless one or more of eight federal priorities were implicated, including use of cannabis by minors, violence, or the use of federal lands for cultivation. On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum for all U.S. Attorneys (the “Sessions Memo”) rescinding the Cole Memo. The Sessions Memo, which remains in effect, states that each U.S. Attorney’s Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute. As a result, federal prosecutors could and still can use their prosecutorial discretion to decide to prosecute even state-legal cannabis activities. Since the Sessions Memo was issued nearly three years ago, however, U.S. Attorneys have generally not prioritized the targeting of state law compliant entities. We cannot assure that each U.S. Attorney’s Office in each judicial district where we operate will not choose to enforce federal laws governing cannabis sales against state-legal companies such as our business suppliers.

Since 2014, versions of the U.S. omnibus spending bill have included a provision prohibiting the DOJ, which includes the Drug Enforcement Administration, from using appropriated funds to prevent states from implementing their medical-use cannabis laws. In USA vs. McIntosh, the U.S. Court of Appeals for the Ninth Circuit held that the provision prohibits the DOJ from spending funds to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. The court noted that, if the spending bill provision were not continued, prosecutors could enforce against conduct occurring during the statute of limitations even while the provision was previously in force. Other courts that have considered the issue have ruled similarly, although courts disagree about which party bears the burden of proof of showing compliance or noncompliance with state law. Our policies do not prohibit our state-licensed cannabis retailers from engaging in the cannabis business for adult use that is permissible under state and local laws. Consequently, certain of our retailers currently (and may in the future) sell adult-use cannabis, if permitted by such state and local laws now or in the future, and therefore may be outside any protections extended to medical-use cannabis under the spending bill provision. This could subject our suppliers to greater and/or different federal legal and other risks as compared to businesses where cannabis is sold exclusively for medical use, which could in turn materially adversely affect our business. Furthermore, any change in the federal government’s enforcement posture with respect to state-licensed cannabis sales, including the enforcement postures of individual federal prosecutors in judicial districts where we operate, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to supplier base, which would adversely affect our operations, cash flow and financial condition.

Although the U.S. Attorney General could issue policy guidance to federal prosecutors that they should not interfere with cannabis businesses operating in compliance with states’ laws, any such guidance would not have the force of law and could not be enforced by the courts. The President alone cannot legalize cannabis, and as states have demonstrated, legalizing cannabis can take many different forms. While rescheduling cannabis to the CSA’s Schedule II would ease certain research restrictions, it would not make the state medical or adult-use programs federally legal.

During his confirmation hearing, current Attorney General Merrick Garland stated that he did not see enforcement of federal cannabis law as a high priority use of resources for the DOJ: “This is a question of the prioritization of our resources and prosecutorial discretion. It does not seem to me a useful use of limited resources that we have, to be pursuing prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. I don’t think that’s a useful use. I do think we need to be sure there are no end-runs around the state laws that criminal enterprises are doing. So that kind of enforcement should be continued. But I don’t think it’s a good use of our resources, where states have already authorized. That only confuses people, obviously, within the state.” While the statement is not a promise to avoid federal interference with state cannabis laws, it does signal that the enforcement priorities of DOJ lie elsewhere.

Industry observers are hopeful that a Democrat-controlled Senate, along with a Biden presidency, will increase the chances of federal cannabis policy reform. Numerous bills have attracted attention, including the States Reform Act, introduced by Republican members of Congress, as well as the Marijuana Opportunity Reinvestment and Expungement Act (the “MORE Act”), which was originally co-sponsored by now Vice President Harris in the Senate, and the Secure and Fair Enforcement Banking Act, which recently passed the House of Representatives but has not yet passed the Senate. Senate Majority leader Chuck Schumer also has proposed draft legislation that would legalize cannabis at the federal level (the “Cannabis Administration and Opportunity Act”). However, we cannot provide assurances about the content, timing or chances of passage of a bill legalizing cannabis or liberalizing cannabis regulations. Accordingly, we cannot predict the timing of any change in federal law or possible changes in federal enforcement.

As discussed elsewhere in this section, a change in federal policy toward state-legal cannabis operations could impose significant costs on our clients and on Leafly itself. Considering the continued growth of popular support for cannabis legalization, the growing number of U.S. states that have legalized cannabis for medical or adult use, and the proliferation of proposed bills in the U.S. Congress directed at easing restrictions or burdens on the state-legal cannabis industry (such as permitting financial institutions to provide baking services to the cannabis industry), or at legalizing cannabis under U.S. federal law, the probable change in governmental regulations is a liberalizing of federal laws that currently criminalize cannabis related activities. The probable effect of such changes would be increased growth in the cannabis industry, an increase in the profitability of cannabis businesses, including our suppliers, and a broader market for Leafly’s services. However, federal legalization of cannabis could also incentivize new entrants in the industry, including businesses which would compete with Leafly, which could have a material adverse effect on our operations. Conversely, if US federal legalization does not occur, or does not occur in a timely manner, we believe that continued growth of the cannabis industry will be somewhat constrained relative to a federally legal market, it is also possible that such growth could plateau or even regress. Although our business model relies on state-legal cannabis markets, it is not dependent upon federal legalization. However, in the event the federal government were to reverse its long-standing hands-off approach to the state legal cannabis markets and start more broadly enforcing federal law regarding cannabis, we would likely be unable to execute our business plan, and our business and financial results would be adversely affected. For more information, see the section entitled “Risk Factors — Additional Risks Related to the Cannabis Industry.”

United States — Hemp

Some of our suppliers sell products containing hemp-derived cannabinoids, including CBD and certain forms of THC (including but not limited to delta-8 THC). The 2014 Farm Bill and 2018 Farm Bill exempt hemp products from the CSA. As a result, many states have revised their own laws to make hemp and hemp derivatives legal. These laws generally impose licensing and regulatory requirements for the cultivation, processing, transportation, or distribution of hemp and hemp products. Many states also impose restrictions on the type of products that may be sold, including prohibiting the sale of certain hemp or CBD products, such as ingestible products or smokeable hemp, or limiting the manner in which they may be sold by, for example, prohibiting health claims in advertising. States could change their laws make the requirements to grow, process, transport, and distribute hemp and hemp products more difficult. States could also investigate whether or determine that our suppliers were found to be operating in violation of state law. The Food and Drug Administration (“FDA”) claims that the Food, Drugs & Cosmetics Act significantly limits the legality of hemp-derived CBD products and the manner in which hemp-derived CBD products may be marketed and sold. In addition, we do not believe that any of our suppliers’ claims about the legality of hemp-derived THC products have been tested in court. If our suppliers are found to be violating U.S. federal law relating to hemp-derived products, they may be subject not only to criminal charges and convictions, but also to forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, cessation of business activities, or civil liabilities arising from proceedings initiated by either the U.S. government or private citizens. Any of these actions or consequences to our suppliers could have a material adverse effect on our business, financial condition, and results of operations. For more information, see the section entitled “Risk Factors — Additional Risks Related to the Cannabis Industry.”

Canada

Medical cannabis has been legal in Canada since 1999 through various regulatory regimes. On October 17, 2018, the Cannabis Act (Canada) came into force. The Cannabis Act governs both the medical and the regulated adult-use markets in Canada. Prior to October 17, 2018, legal access to and use of medical cannabis in Canada was regulated under the Controlled Drugs and Substances Act and the associated Access to Cannabis for Medical Purposes Regulations, or ACMPR. Under the Cannabis Act, holders of licenses to cultivate and/or process cannabis are also permitted to supply cannabis under their existing licenses obtained pursuant to the ACMPR to the regulated adult-use market.

Under the Cannabis Act and the associated regulations, Health Canada has been granted the authority to issue a wide range of licenses, including licenses for standard cultivation, micro-cultivation, industrial hemp cultivation and nursery cultivation, licenses for standard processing and micro- processing, and sales licenses. Entities engaged in the growing, processing, or sale of cannabis products are subject to rigorous licensing requirements, including initial licensing and regular licensing renewals, and on-going regulatory burdens. The distribution and sale of cannabis for adult use is regulated separately by each provincial and territorial government, and as such, regulatory regimes vary from jurisdiction to jurisdiction, with some provinces allowing private retail outlets, some allowing only government-run stores, and some permit a hybrid of private and government-run. In addition, in most provinces, the provincial distributor is solely responsible for online sales.

The Cannabis Act prohibits all cannabis promotion unless specifically authorized thereunder. Authorized promotions under the Cannabis Act include those by licensed businesses and others, limited to informational content or brand preference promotion. Informational promotion is promotion that contains factual information to the consumer about cannabis, cannabis accessories, and services related to cannabis, including their availability and price. Brand-preference promotion is promotion of cannabis, cannabis accessories, and services related to cannabis based on their brand characteristics. Businesses that are authorized to produce, sell or distribute cannabis under the Act may promote cannabis by means of an informational promotion or brand preference promotion so long as the person responsible for the promotion, if a telecommunication, has taken reasonable steps to ensure that the promotion cannot be accessed by a young person.

For more information, see the section entitled “Risk Factors — Our business is dependent on U.S. state laws and regulations and Canadian federal and provincial laws and regulations pertaining to the cannabis industry.”

Rest of World

In most other countries outside of the U.S. and Canada, cannabis is not legal for adult use. A number of countries have decriminalized cannabis or permit the use of medical cannabis, including Germany, Australia, Mexico, and Jamaica and we expect additional countries to do so. However, it may take years for foreign countries to open for the sale of cannabis-related goods and services. In the meantime, while we do not yet regard these countries as viable marketplaces for our products or services, our content is available to viewers in those countries.

Legal Matters

We are involved in, and from time to time may become involved in, investigations, claims, lawsuits, audits or other proceedings arising in the ordinary course of our business. While we do not expect the outcome of these proceedings to have a material adverse effect on our financial condition or results of operations, such proceedings are inherently unpredictable and could result in sanctions, damages, fines and other penalties that could, individually, or in the aggregate, materially impact our financial condition or results of operations.

EXECUTIVE AND DIRECTOR COMPENSATION OF LEAFLY

This section discusses the material components of the executive compensation program for Leafly’s named executive officers who are identified in the 2020 Summary Compensation Table below. This discussion contains forward-looking statements that are based on Leafly’s current plans, considerations, expectations, and determinations regarding future compensation programs and related target milestones for Leafly’s future results of operations. Actual compensation programs that New Leafly adopts following the completion of the Business Combination and New Leafly’s future results of operations may differ materially from the existing and currently planned programs or targets summarized or referred to in this discussion. For purposes of this section of the proxy statement/prospectus/consent solicitation statement, “Leafly,” “the Company,” “we,” “us” or “our” refer to Leafly and its subsidiaries, unless the context otherwise requires.

Overview

We have opted to comply with the executive compensation disclosure rules applicable to emerging growth companies, as Merida is an emerging growth company. The scaled down disclosure rules are those applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for Leafly’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer, whose total compensation for 2020 exceeded $100,000 and who were serving as executive officers as of December 31, 2020 or who would have been if they were serving as of December 31, 2020. We refer to these individuals as “named executive officers.”

We expect that Leafly’s executive compensation program will evolve to reflect its status as a newly publicly traded company, while still supporting Leafly’s overall business and compensation objectives. In connection with the Business Combination, Leafly retained an independent executive compensation consultant to help advise on the post-Closing executive compensation program.

2020 Compensation of Named Executive Officers

Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program and compared against compensation in the market for similar positions. In general, we seek to provide a base salary level designed to reflect each executive officer’s scope of responsibility and accountability. Please see the “Salary” column in the Summary Compensation Table for the base salary amounts paid to named executive officers for their services in 2020.

In 2020, in response to challenges posed by COVID-19, the Leafly board of directors asked Leafly’s executive officers, among other Leafly employees, to forego a portion of their annual base salary. Reductions for our named executive officers ranged from 20% to 30% from March 27 to May 26, 2020. No alternative compensation was provided in lieu of this reduction in base salary.

Bonus

Historically, bonuses have been provided on a discretionary basis. Bonus compensation is designed to hold executives accountable and reward them for personal and business performance. Leafly offers an annual incentive program for its executive officers whereby they are eligible to receive target bonus payouts, of up to 50% for the CEO and 40% for other named executive officers, of their base salary, with the actual bonus awarded based on a number of factors, including each executive’s personal performance, Leafly’s performance, current market and business climate, and Leafly’s financial circumstances, as determined by the Leafly board of directors. For 2020, named executive officers could elect to receive their bonuses in the form of cash or stock options. Please see the “Bonus” and “Stock Awards” columns in the Summary Compensation Table, including the footnotes thereto, for bonuses paid to Named Executive Officers for their 2020 performance.

Option Awards

To further focus executive officers on long-term company performance, Leafly has granted stock awards in the form of stock options. Stock options generally vest 25% on the first anniversary of the vesting commencement date and in 1/48th increments for each subsequent month of continuous employment, until the awards are fully vested after four years. Exceptions to this vesting schedule for awards granted with respect to the periods covered in this report are disclosed in the footnotes to the Summary Compensation Table. Under the terms of certain of their stock option agreements, executive officers have the option of exercising the stock option prior to vesting and receive restricted stock upon exercise, which is subject to the same vesting conditions applicable to the underlying stock options. Please see the “Option Awards” column in the Summary Compensation Table, including the footnotes thereto, for stock options granted to Named Executive Officers for their 2020 performance.

Option Award Repricing

During 2020, the Leafly board of directors approved a common stock option repricing program whereby certain previously granted and unexercised options held by current employees with exercise prices above $0.36 per share were repriced on a one-for-one basis to $0.36 per share, which represented the per share fair market value of the Leafly Common Stock as of the date of the repricing. The vesting terms of certain options were also modified from liquidity-based performance condition to a time-based service condition. There was no other modification to the vesting schedule of the previously issued options. As a result, nearly two million unexercised options originally granted to purchase shares of Leafly Common Stock at prices ranging from $0.77 to $1.58 per share were repriced under this program.

The Company treated the repricing as a modification of the original awards and calculated additional compensation costs for the difference between the fair value of the modified award and the fair value of the original award on the modification date. The repricing resulted in incremental stock-based compensation cost, including as shown below for our named executive officers.

Retirement Benefits

The Company sponsors a defined contribution retirement plan for all eligible employees providing for voluntary contributions by eligible employees and matching contributions made by Leafly. The Company’s discretionary employer contribution rate is equal to 100% of salary deferrals that do not exceed 1% of compensation plus 50% of salary deferrals between 1% and 6% of compensation.

Other Compensation of Named Executive Officers

Option Award Granted to Yoko Miyashita

In May of 2021, Yoko Miyashita was awarded stock options to purchase 4,860,993 shares of Leafly Common Stock in connection with her promotion to CEO in 2020. On November 4, 2021, Leafly and Ms. Miyashita entered into an agreement to modify certain of the vesting provisions of such outstanding stock options as of immediately prior to the closing of the Business Combination. The vesting terms that will apply as of the closing of the Business Combination are as follows (the number of shares will be adjusted in connection with the Business Combination):

•        A stock option to purchase 1,458,298 shares of Leafly Common Stock will vest (a) 50% upon the closing of the Business Combination and (b) 50% upon the earlier of (i) New Leafly’s achievement of a $1 billion market capitalization for any 20 days during a 30-day period on or before the fourth anniversary of the closing of the Business Combination (the “Market Cap Milestone”) or (ii) a Change in Control (as defined in the Company’s 2018 Equity Incentive Plan); provided, in each case of (x) and (y), that Ms. Miyashita remains in Continuous Service until such time. We refer to this option as the “Liquidity Event Option.”

•        A stock option to purchase 1,458,298 shares of Leafly Common Stock will vest upon the achievement of the milestones and in the amounts set forth below; provided that Ms. Miyashita remains in Continuous Service until such time:

•        First Milestone Vesting Event:    50% of the total number of stock options will vest if New Leafly’s gross revenue (on a consolidated group basis) for the year ending December 31, 2022, as set forth in New Leafly’s audited income statement included in New Leafly’s annual report Form 10-K for the year ending December 31, 2022, filed with the SEC, equals or exceeds $65,000,000 (the “2022 Revenue Threshold”) (with a Prorata Amount (as defined below) vesting in the event that New Leafly’s gross revenue (on a consolidated group basis) for the year ending December 31, 2022 equals or exceeds 90% of the 2022 Revenue Threshold).

•        Second Milestone Vesting Event:    50% of the total number of stock options will vest if New Leafly’s gross revenue (on a consolidated group basis) for the year ending December 31, 2023, as set forth in New Leafly’s audited income statement included in New Leafly’s annual report Form 10-K for the year ending December 31, 2023, filed with the SEC, equals or exceeds $101,000,000 (the “2023 Revenue Threshold”, and each of the 2022 Revenue Threshold and the 2023 Revenue Threshold, a “Revenue Threshold”) (with a Prorata Amount vesting in the event that New Leafly’s gross revenue (on a consolidated group basis) for the year ending December 31, 2023 equals or exceeds 90% of the 2023 Revenue Threshold).

•        In the event the 2023 Revenue Threshold is achieved, any unvested portion of the stock option subject to the 2022 Revenue Threshold will fully vest. In the event the Market Cap Milestone is achieved, any unvested portion of the stock option subject to any Revenue Threshold will fully vest. The stock option subject to any Revenue Threshold will remain outstanding unless and until the last possible time that the 2023 Revenue Threshold can be achieved, the Market Cap Milestone can be achieved or a Change in Control may occur during the term of the stock option subject to any Revenue Threshold.

We refer to this option as the “Milestone Option.”

“Prorata Amount” will mean an amount equal to between 90% and 100%, inclusive, of the Milestone Option subject to the 2022 Revenue Threshold or 2023 Revenue Threshold, respectively, and will correspond to the 90% to 100% achievement of the applicable Revenue Threshold.

The date of vesting for the Milestone Option will be the earlier of (i) the date following New Leafly’s filing with the SEC of its Form 10-K for the applicable fiscal year in which the applicable Revenue Threshold was attained or, (ii) the date the Market Cap Milestone is achieved. All shares subject to the Milestone Option will vest immediately upon a Change in Control provided that Ms. Miyashita remains in Continuous Service until such time.

•        A stock option to purchase 1,944,397 shares of Leafly Common Stock will vest according to the standard vesting schedule noted under “Option Awards” above, with a vesting start date of August 17, 2020, the date of Ms. Miyashita’s promotion. The vesting of this option does not accelerate upon an Initial Public Offering or Change in Control. We refer to this option as the “Standard Option.”

Option Award Promised to Suresh Krishnaswamy

Mr. Krishnaswamy’s offer letter dated September 13, 2021, provides for, subject to approval by the Company’s Board of Directors and Mr. Krishnaswamy’s continued employment with the Company, a grant of stock options to purchase the equivalent of 1,000,000 pre-closing shares of Leafly Common Stock under the 2018 Leafly Holdings, Inc. Equity Incentive Plan and the proposed 2021 Leafly Equity Incentive Plan, as applicable based on the date of grant. 700,000 shares of the option grant will vest according to the standard vesting schedule noted under “Option Awards” above, with a vesting start date of September 20, 2021, the start date of Mr. Krishnaswamy’s employment. The remaining 300,000 shares of the option grant will vest as follows.

•        100,000 shares of the option grant will vest upon New Leafly’s achievement of the Market Cap Milestone as defined in the section entitled “— Option Award Granted to Yoko Miyashita” above.

•        100,000 shares of the option grant will vest according to the terms noted under “First Milestone Vesting Event” in the section entitled “— Option Award Granted to Yoko Miyashita” above, with a prorated number of stock options to vest in the event that New Leafly’s gross revenue for the year ending December 31, 2022 equals or exceeds 90% of the 2022 Revenue Threshold.

•        100,000 shares of the option grant will vest according to the terms noted under “Second Milestone Vesting Event” in the section entitled “— Option Award Granted to Yoko Miyashita” above, with a prorated number of stock options to vest in the event that New Leafly’s gross revenue for the year ending December 31, 2023 equals or exceeds 90% of the 2023 Revenue Threshold.

Restricted Stock Unit and Option Awards Promised to Samuel Martin

Mr. Martin’s offer of promotion letter dated October 12, 2021, provides for, subject to approval by the Company’s board of directors and Mr. Martin’s continued employment with the Company, and contingent on the closing of the Business Combination, a grant of restricted stock units equivalent to 200,000 shares of Leafly Common Stock. The restricted stock units will be fully vested upon grant in early 2022 following the closing of the Business Combination. The number of restricted stock units to be granted pursuant to the restricted stock unit grant will be converted into an equivalent number of restricted stock units under the 2021 Plan, following confirmation of the conversion ratio to be applied to equity plan holders under Leafly’s current equity inventive plan in connection with the Business Combination.

Mr. Martin’s offer of promotion letter further provides for, subject to approval by the Company’s board of directors and Mr. Martin’s continued employment with the Company, a grant of stock options to purchase the equivalent of 1,000,000 shares of Leafly Common Stock following the closing of the Business Combination. 700,000 shares of the option grant will vest according to the standard vesting schedule noted under “Option Awards” above, with a vesting start date of August 1, 2021. The remaining 300,000 shares of the option grant will vest as follows.

•        100,000 shares of the option grant will vest upon New Leafly’s achievement of the Market Cap Milestone as defined in the section entitled “— Option Award Granted to Yoko Miyashita” above (including any additional vesting events therein).

•        100,000 shares of the option grant will vest according to the terms noted under “First Milestone Vesting Event” in the section entitled “— Option Award Granted to Yoko Miyashita” above (including any additional vesting events therein), with a prorated number of stock options to vest in the event that New Leafly’s gross revenue for the year ending December 31, 2022 equals or exceeds 90% of the 2022 Revenue Threshold.

•        100,000 shares of the Option Grant will vest according to the terms noted under “Second Milestone Vesting Event” in the section entitled “— Option Award Granted to Yoko Miyashita” above (including any additional vesting events therein), with a prorated number of stock options to vest in the event that New Leafly’s gross revenue for the year ending December 31, 2023 equals or exceeds 90% of the 2023 Revenue Threshold.

The number of options to be granted pursuant to the option grant will be converted into an equivalent number of options under the 2021 Plan, following confirmation of the conversion ratio to be applied to equity plan holders under Leafly’s current equity inventive plan in connection with the Business Combination.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary(1)	Bonus		Option Awards		All Other Compensation(6)		Total
Yoko Miyashita,	2020	$380,023	$—	(2)	$1,066,405	(3)	$18,987		$1,465,415
Chief Executive Officer (8/17/2020 – present)

John T. Leslie	2020	246,667	—		—		375,362	(5)	622,029
Chief Executive Officer (3/4/2019 – 8/17/2020)

Dave Cotter	2020	335,417	115,500		499,690	(4)	17,919		968,526
Chief Product Officer

Samuel Martin	2020	260,417	107,250		101,015	(4)	14,248		482,930
Chief Revenue Officer

____________

(1)      Amounts reported in this column include total annual salary earned during fiscal year 2020. The salary amounts also reflect the temporary reduction in base salary applicable to each of our named executive officers from March 27, 2020 until May 26, 2020, as further discussed above under “Salary.”

(2)      Ms. Miyashita was granted a bonus in the form of immediately vested stock options to purchase 144,342 shares with a grant date fair value of $27,844, calculated in accordance with ASC Topic 718. This amount is reported in the Option Awards column and not reported in the Bonus column so as to not duplicate compensation within the table. These options were valued using the assumptions outlined in Note 11 to Leafly’s consolidated financial statements included in this proxy statement/prospectus/consent solicitation statement.

(3)      The amount reported in this column comprises: $36,030 of incremental fair value of options that were repriced in November of 2020; the $27,844 bonus paid in the form of stock options, as described in note (2) to this table; and the $1,002,531 of grant date fair value of the stock options granted to Ms. Miyashita upon her promotion to CEO, as discussed above under “Option Awards.”

(4)      The amounts reported in this column for Messrs. Cotter and Martin represent the incremental fair market value of options that were repriced in November of 2020, as discussed under “Option Award Repricing” above.

(5)      The amount reported for Mr. Leslie represents the excess of the repurchase price over the fair value of stock that we repurchased from Mr. Leslie in exchange for cancellation of a promissory note between the company and Mr. Leslie, as well as the tax gross up for that amount, as discussed in Note 12 to Leafly’s consolidated financial statements included in this proxy statement/prospectus/consent solicitation statement.

(6)      All Other Compensation comprises 401(k) plan matching contributions, cell phone allowance, health and welfare program premiums, and license, certification, and membership renewal fees, under programs that are available to substantially all our U.S.-based employees. See discussion of the 401(k) plan matching program under “Retirement Benefits” above.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers as of December 31, 2020.

Name(1)	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Yoko Miyashita	4/16/20	3/27/20	—	90,630(2)	0.40	4/15/30
	11/25/20	5/20/19	118,750(3)	181,250(3)	0.36	6/30/29
Dave Cotter	4/16/20	3/27/20	—	50,000(2)	0.40	4/15/30
	11/25/20	8/26/19	150,000(3)	300,000(3)	0.36	1/24/30
	12/15/20	10/1/20	—	500,000(3)	0.36	12/14/30
Samuel Martin	9/18/15	9/8/15	574(3)	—	0.04	9/17/25
	2/24/17	9/8/16	1,448(3)	—	0.05	2/23/27
	11/29/18	11/29/18	148,056(3)	136,212(3)	0.13	11/28/28
	4/16/20	3/27/20	—	37,500(2)	0.40	4/15/30
	11/25/20	03/28/19	25,000(4)	—	0.36	03/27/29
	11/25/20	06/28/19	18,750(3)	31,250(3)	0.36	06/30/29
	12/15/20	10/01/20	—	475,000(3)	0.36	12/14/30

____________

(1)      John T. Leslie is excluded from this table because he did not have any outstanding unexercised equity awards as of December 31, 2020.

(2)      This option vested 100% on the first anniversary of the vesting commencement date as the employee remained employed on that date.

(3)      This option vests 25% on the first anniversary of the vesting commencement date and in 1/48 increments for each subsequent month of continuous employment.

(4)      This option vested in 1/21 increments for each month of continuous employment.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of our non-employee directors during 2020.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Michael Blue	—	3,013	3,013
Christian Groh	—	3,013	3,013

____________

(1)      The directors were not paid fees for their services in 2020. However, Ten Eleven Management LLC, a company which employed Messrs. Blue and Groh during 2020, was paid $1,205,000 for services provided to Leafly in 2020 under a management services agreement. Participation on the board of directors was not enumerated as a service in that agreement.

(2)      The amounts in this column represent the incremental fair value of options that were repriced in November of 2020. See “Option Award Repricing” above. Messrs. Blue and Groh each held 25,000 stock options as of December 31, 2020.

Equity Incentive Plans

2018 Plan

We currently maintain the Leafly Holdings, Inc. 2018 Equity Incentive Plan (“2018 Plan”), which became effective on April 17, 2018. The material terms of the 2018 Plan are summarized below.

Share Reserve.    An aggregate of 3,000,000 shares of stock are reserved for issuance pursuant to awards granted under the 2018 Plan.

Administration.    Our board of directors administers the 2018 Plan. The board may delegate its duties and responsibilities to a committee of the board, and, to the extent permitted under the applicable law, may delegate to one or more officers of the company the authority to grant awards under the 2018 Plan, subject to aggregate limits on such grants that are specified by the board of directors. Subject to the terms and conditions of the 2018 Plan, the plan administrator has the authority to take any actions it deems necessary or advisable for the administration of the 2018 Plan.

Eligibility.    Awards under the 2018 Plan may be granted to employees, directors, and consultants of the company and its subsidiaries. Incentive stock options (“ISOs”) may be granted only to employees of the company or certain of its subsidiaries.

Awards.    The 2018 Plan provides for the grant of stock options (including ISOs and nonqualified stock options (“NSOs”)), stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”) and the award or sale of shares of Leafly Common Stock, or any combination thereof. Each award is set forth in a separate award agreement indicating the type of the award and the terms and conditions of the award.

•        Stock Options.    Stock options provide for the right to purchase shares of Leafly Common Stock in the future at a specified price that is established on the date of grant. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option generally may not be less than 100% of the fair market value of the underlying shares on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•        SARs.    SARs provide for the right to receive the appreciation in the value of a certain number of shares of Leafly Common Stock during a specified period of time. The term of a SAR may not be longer than ten years. The appreciation distribution payable on the exercise of the SAR will not be greater than an amount equal to the excess of (a) the aggregate fair market value on the date of exercise of a number of shares of Leafly Common Stock equal to the number of common stock equivalents vested under the SAR, over (B) the aggregate strike price of the number of common stock equivalents exercised on the date of exercise. The appreciation distribution may be paid in shares of Leafly Common Stock, cash, or any combination of the two or in any other form of consideration as determined by the board of directors and contained in the applicable award agreement.

•        Restricted Stock.    Awards of restricted stock are contractual promises to deliver shares of Leafly Common Stock in the future, which remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to restricted stock are determined by the plan administrator, subject to the conditions and limitations contained in the 2018 Plan.

•        RSUs.    RSUs are contractual promises to deliver cash or shares of Leafly Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the 2018 Plan.

•        Awards or Sales of Shares.    Share awards are grants of nontransferable shares of Leafly Common Stock, and sales of shares (known as stock purchase rights) provide participants with the right to acquire shares under the 2018 Plan at a fixed purchase price. Share awards and stock purchase rights may remain forfeitable unless and until specified vesting conditions are met.

Certain Transactions.    The plan administrator has broad discretion to take action under the 2018 Plan, as well as to make adjustments to the terms and conditions of existing and future awards in the event of certain transactions and events affecting our stock, such as recapitalizations, stock dividends, reclassifications, stock splits, consolidations or other similar corporate transactions. In the event of a merger or other consolidation relating to the Company or the sale of all or substantially all of the Company’s stock or assets, all then-outstanding equity awards will be treated as set forth in the agreement governing such transaction, which may provide for one or more of the following: (a) the continuation, assumption or substitution of such awards, (b) the accelerated vesting and, if applicable, exercisability of such awards, and/or (c) the cancellation of such awards in exchange for cash or equity equal to the intrinsic value of such awards.

Transferability and Restrictions.    With limited exceptions for the laws of descent and distribution, awards under the 2018 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator and are exercisable only by the participant during his or her lifetime.

Amendment and Termination.    Our board of directors may amend, suspend or terminate the 2018 Plan at any time. However, the Company must obtain stockholder approval of any amendment to the 2018 Plan to the extent it (a) increases the number of shares available for issuance under the 2018 Plan, (b) materially changes the class of persons who are eligible for the grant of options or the award or sale of shares under the 2018 Plan, (c) materially increases the benefits accruing to participants under the 2018 Plan, (d) materially reduces the price at which shares of Leafly Common Stock may be issued or purchased under the 2018 Plan, (e) materially extends the terms of the 2018 Plan, or (f) materially expands the types of stock awards available for issuance under the 2018 Plan. In addition, no amendment or termination of the 2018 Plan may, without the consent of the holder, adversely affect any award previously granted.

Executive Employment Arrangements

Yoko Miyashita

Ms. Miyashita entered into an employment agreement with the Company effective as of August 17, 2020 to serve as the Company’s Chief Executive Officer on an at-will basis. The employment agreement provides for a base salary of $400,000 and a target annual bonus opportunity equal to 50% of then base salary that may be awarded in cash and/or options at the discretion of the Leafly board of directors. Ms. Miyashita is eligible to participate in the employee benefit plans generally available to our employees and maintained by the Company.

The employment agreement provides for the stock options described in the “Other Compensation of Named Executive Officers” section above.

In the event that Ms. Miyashita incurs a “Qualifying Termination” (which is defined in the employment agreement as a termination by (a) the Company other than for “Cause”, death or “Disability” or (b) Ms. Miyashita for “Good Reason” (Disability as defined in the employment agreement, Cause and Good Reason as defined below) outside of a Change in Control Period, Ms. Miyashita is entitled to the following: (a) cash severance equal to 100% of Annual Base Salary, (b) reimbursement for COBRA premiums, grossed up for income taxation, for coverage up to 12 months, and (c) (i) if the Qualifying Termination occurs prior to first anniversary of Ms. Miyashita’s employment commencement date, for the Standard Option and any other time-based options, vesting of all options that would have vested over the 12-month period following the date of termination (and for avoidance of doubt, no share subject to any Milestone Option or Liquidity Event Option will accelerate), and (ii) if the Qualifying Event occurs on or after the first anniversary of Ms. Miyashita’s employment commencement date but prior to the second anniversary of such date, for the Standard Option and any other time- based options, vesting of all options that would have vested over the 12-month period following the date of termination (and for avoidance of doubt, no shares subject to any Milestone Option or Liquidity Event Option will accelerate).

In connection with the Business Combination, Ms. Miyashita’s employment agreement was amended to provide that any awards received by Ms. Miyashita under the Earnout Plan will remain outstanding and eligible to vest following a Qualifying Termination of Ms. Miyashita’s employment.

In the event that Ms. Miyashita incurs a “Qualifying Termination” during the Change in Control Period, Ms. Miyashita is entitled to the following: (a) cash severance equal to the sum of (i) 100% of Annual Base Salary, plus (ii) her target annual bonus; (b) reimbursement for COBRA premiums, grossed up for income taxation, for coverage up to 12 months; and (c) all equity awards will accelerate vesting in full, and for purposes of determining the number of shares that will vest pursuant to the foregoing with respect to any performance-based vesting equity award, the applicable performance criteria will be deemed to have attained at a 100% level.

Ms. Miyashita’s employment agreement was conditioned on her also entering into a Confidential Information and Inventions Agreement and Arbitration Agreement.

For these purposes, the Change in Control Period is the period beginning 90 days prior to and ending 12 months following the effective date of a Change in Control.

Ms. Miyashita’s employment agreement further provides that if any payments or benefits provided for under the employment agreement or otherwise payable to Ms. Miyashita are considered “excess parachute payments” under Section 280G of the Code, then such payments will be limited to the greatest amount that may be paid to the executive under Section 280G of the Code without causing any loss of deduction to the Company under such Code Section, but only if, by reason of such reduction, the “Net After Tax Benefit” to the executive will exceed the net after tax benefit if such reduction was not made.

Ms. Miyashita’s employment agreement defines Good Reason as the Ms. Miyashita’s resignation within 30 days following the expiration of any Company cure period following the occurrence of one or more of the following, without Ms. Miyashita’s consent: (a) a material reduction of authority, duties or responsibilities; (b) a reduction of more than ten percent 10% by the Company (or its successor) in base cash compensation as in effect immediately prior to such reduction, unless the Company also similarly reduces the base cash compensation of all other senior executives of the Company; (c) a material change in the geographic location of the primary work facility or location; provided, that a relocation of less than 25 miles from the then-present location will not be considered a material change in geographic location; (d) a material breach of the Company of the employment agreement; (e) prior to a Change in Control, Ms. Miyashita no longer serving as a member of the board of directors (other than pursuant to voluntary resignation from the board of directors); or (f) following a Change in Control, the failure of the Company to obtain the assumption of the material obligations of the employment agreement by any successor(s).

Cause is defined by Ms. Miyashita’s employment agreement as any of the following: (a) Ms. Miyashita’s failure to perform the assigned duties or responsibilities pursuant to the employment agreement (other than a failure resulting from Disability) after written notice thereof from the Company describing Ms. Miyashita’s failure to perform such duties or responsibilities, and failure by Ms. Miyashita within 30 calendar days from the date of such written notice to remedy such performance failure; (b) engagement in any act of dishonesty, fraud, misrepresentation, embezzlement or other acts that are or would reasonably be expected to be injurious in a material respect to the Company; (c) a violation of any federal or state law or regulation applicable to the business of the Company or its affiliates; (d) a breach of any confidentiality agreement or invention assignment agreement between Ms. Miyashita and the Company (or any affiliate of the Company); (e) Ms. Miyashita being convicted of, or entering a plea of nolo contendere to, any crime (other than minor traffic violations) or any act of moral turpitude; (f) continuing gross negligence or gross misconduct after written notice thereof from the Company describing the applicable conduct, and failure to cure, if curable, within 10 calendar days from the date of such written notice to remedy such conduct; or (g) a breach of any material term of the employment agreement, the Confidential Information Agreement or any other employment-related agreement between Ms. Miyashita and the Company.

Dave Cotter

Mr. Cotter entered into a letter agreement with the Company dated October 20, 2021, effective as of October 1, 2021, pursuant to which he will continue to serve as the Company’s Chief Product Officer on an at-will basis. The letter agreement provides for a base salary of $375,000 and an annual bonus of up to 40% of then base salary that may be awarded in cash and/or options at the Company’s discretion. Mr. Cotter was granted stock options as set forth in the table entitled “— Outstanding Equity Awards at Fiscal Year End” above. Mr. Cotter also is eligible to participate in the employee benefit plans generally available to our employees and maintained by the Company. Mr. Cotter previously entered into a Confidential Information and Inventions Agreement and Arbitration Agreement, in connection with his original offer letter dated August 14, 2019.

Samuel Martin

Mr. Martin entered into an offer of promotion letter with the Company dated October 12, 2021 to serve as the Company’s Chief Operating Officer on an at-will basis, effective as of August 1, 2021. The promotion letter provides for a base salary of $385,000 and an annual bonus of up to 40% of base salary. Subject to approval of the Company’s board of directors, Mr. Martin will be eligible for an additional grant of stock options described in the section entitled “— Other Compensation of Named Executive Officers” above. Mr. Martin also is eligible to participate in the employee benefit plans generally available to our employees and maintained by the Company. Mr. Martin previously entered into a Confidential Information and Inventions Agreement and Arbitration Agreement, in connection with his previous offer letter dated September, 2020.

Suresh Krishnaswamy

Mr. Krishnaswamy entered into an offer letter with the Company dated September 13, 2021 to serve as the Company’s Chief Financial Officer on an at-will basis, effective as of September 20, 2021. The offer letter provides for a base salary of $375,000 and an annual bonus of up to 40% of then base salary that may be awarded at the Company’s discretion. Subject to approval of the Company’s Board of Directors, Mr. Krishnaswamy will be eligible for a grant of stock options described in the section entitled “— Other Compensation of Named Executive Officers” above. Mr. Krishnaswamy also is eligible to participate in the employee benefit plans generally available to our employees and maintained by the Company. Mr. Krishnaswamy’s offer letter was conditioned on his entering into a Proprietary Information and Inventions Agreement and Arbitration Agreement.

LEAFLY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “we,” “us,” or “our” refer to Leafly. References to “management” refer to our officers and directors. Numbers in this section are presented in thousands, except for per share numbers. The following discussion and analysis of our financial performance and results of operations should be read in conjunction with our condensed consolidated financial statements.

Forward Looking Statements

All statements other than statements of historical facts contained in this report, including statements regarding future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if,” and similar expressions intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations, objectives, and financial needs.

Overview

Leafly is one of the cannabis industry’s leading marketplaces for brands and retailers to reach one of the largest audiences of consumers interested in cannabis. Leafly operates a platform that includes educational information, strains data, and news, enabling consumers to use Leafly’s content library to have an informed shopping experience. Leafly reduces the friction caused by fragmented regulation of cannabis across North America and offers a compliant digital marketplace that connects cannabis consumers with conveniently located, legal and licensed retailers and brands.

Leafly’s focus on the consumer experience has powered sustained revenue growth since Leafly was founded in 2010. Leafly allows each shopper to tailor their journey; selecting the store, brand, and cannabis form-factor that appeals to them. Once that shopper builds a basket and is ready to order, our non-plant-touching business model sends that order reservation to the store for payment and fulfillment. By matching stores and shoppers, we deliver value to all constituencies. We monetize our platform primarily through the sale of subscription packages, bundling e-commerce software and advertising solutions, to retailers and brands. Through the participation on our platform, retailers and brands can reach and engage the 125 million visitors to our platform, one of the largest cannabis-focused audiences in the world.

COVID-19 and Strategic Refocusing of the Business

COVID-19 was declared a global pandemic by the World Health Organization in March of 2020, and has had a significant impact on the global economy and thus, Leafly. Pandemic-driven uncertainties and new leadership led management to re-examine its business strategy, deciding to refocus the business on its online, three-sided marketplace and to wind-down other strategic initiatives, including its operation in Germany and Leafly Market, a Leafly-owned CBD online store. In connection with the reprioritized strategy, Leafly laid off 54 employees in January of 2020 and an additional 91 employees in March of 2020. Simultaneous with the March layoffs, Leafly also implemented travel restrictions and a work from home policy, resulting in a renegotiation of our lease obligations and the ultimate termination of our main Seattle office lease in March of 2021. As of the date of this report, these policies have not materially impacted our operations, financial reporting, or internal controls. See discussion of the impact of these changes on our operating expenses under “— Restructuring” and “— Discussion of our Results of Operations” below.

The COVID-19 pandemic led to many provincial and state lockdowns and retail businesses were forced to close or limit in-person shopping. These policy decisions had a direct impact on Leafly and its retail partners. In early 2020, with a far more restricted in-store shopping experience, sales and collections slowed versus expectations. As the year progressed, consumer demand shifted to stores with an ability to serve shoppers via e-commerce, which made a positive impact on many of our retail partners’ businesses. For Leafly, this resulted in stable revenue across Retail and Brands through 2020. The demand for legal cannabis accelerated throughout the year, while in-store shopping restrictions remained in place. That increasing demand, coupled with limited or no in-store shopping, led many retailers to adopt e-commerce solutions. These macro impacts drove adoption of Leafly’s online ordering tools, both by our consumers and retail partners.

Leafly remains focused on an online ordering strategy and has a predominantly work from home policy with limited exceptions for business travel.

Restructuring

In connection with the layoffs discussed under “— COVID-19 and Strategic Refocusing of the Business” above, Leafly recorded a total of $464 and $84 of pre-tax severance expense spread across its operating expense categories during the first and second quarters of 2020, respectively. A total of 145 employees were terminated, and the restructuring program was completed in the second quarter. Though we incurred additional operating expenses early in 2020 due to these severance costs, we estimate that these employee terminations reduced our go-forward expenses by nearly $3,750 per quarter from what they would have been otherwise.

In May 2020, Leafly amended the lease for its Seattle-based headquarters, reducing the square feet leased and reducing the monthly payment to $75 effective August 1, 2020. The amended lease also included a new, earlier termination date of March 31, 2021. The effect of this amendment was to reduce our go-forward operating expenses by nearly $400 per quarter from what they would have been otherwise.

Merger and Public Company Costs

On August 9, 2021, Leafly entered into the Merger Agreement with Merida, Merger Sub I and Merger Sub II. Pursuant to the Merger Agreement, and assuming a favorable vote of the Merida stockholders and Leafly shareholders and satisfaction or waiver of all other closing conditions, Merger Sub I will merge with and into Leafly, with Leafly surviving as a wholly owned subsidiary of Merida, and following the Initial Merger and as part of a single integrated transaction with the Initial Merger, Leafly will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Merida. Leafly will be deemed the accounting predecessor and New Leafly will be the successor SEC registrant, which means that Leafly’s financial statements for previous periods will be disclosed in New Leafly’s future periodic reports filed with the SEC.

While the legal acquirer in the merger agreement is Merida, for financial accounting and reporting purposes under U.S. GAAP, Leafly will be the accounting acquirer and the Mergers will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Leafly in many respects. Under this method of accounting, Merida will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Leafly will be deemed to be the accounting acquirer in the Business Combination and, consequently, the Business Combination will be treated as a recapitalization of Leafly (i.e., a capital transaction involving the issuance of stock by Merida for the stock of Leafly). Accordingly, the consolidated assets, liabilities, and results of operations of Leafly will become the historical financial statements of New Leafly, and Merida’s assets, liabilities and results of operations will be consolidated with Leafly’s beginning on the acquisition date. Operations prior to the closing of the merger will be presented as those of Leafly in future reports. The net assets of Merida will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. The most significant change in New Leafly’s future reported financial position and results are expected to be an estimated increase in cash (as compared to Leafly’s consolidated balance sheet at September 30, 2021) of between approximately $53,530, assuming maximum stockholder redemptions permitted under the Merger Agreement, and approximately $116,284, assuming no stockholder redemptions.

As a consequence of the Business Combination, Leafly will become the successor to an SEC-registered and Nasdaq-listed company which requires Leafly to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Leafly expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for the estimated impact of these additional expenses following closing of the Business Combination. We expect to incur approximately $0.3 million to $0.5 million in additional costs prior to closing of the Business Combination, which are not direct costs of the transaction but rather public company readiness costs and thus will be expensed, primarily to General and Administrative, during the fourth quarter of 2021.

Key Metrics

In addition to the measures presented in our consolidated financial statements, our management regularly monitors certain measures in the operation of our business. These key metrics are discussed below.

Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) and Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed EBITDA and Adjusted EBITDA, both of which are non-GAAP financial measures that we calculate as net loss before taxes and depreciation and amortization expense in the case of EBITDA and further adjusted to exclude non-cash, unusual and/or infrequent costs in the case of Adjusted EBITDA. Below we have provided a reconciliation of net loss (the most directly comparable GAAP financial measure) to EBITDA and from EBITDA to Adjusted EBITDA.

We present EBITDA and Adjusted EBITDA because these metrics are a key measure used by our management to evaluate our operating performance, generate future operating plans, and make strategic decisions regarding the allocation of investment capacity. Accordingly, we believe that EBITDA and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

•        although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and both EBITDA and Adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•        EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; and

•        EBITDA and Adjusted EBITDA do not reflect tax payments that may represent a reduction in cash available to us.

Because of these limitations, you should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.

A reconciliation of net loss to non-GAAP EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
	2020	2019
Net loss	$(9,964)	$(31,936)
Interest expense	637	58
Depreciation and amortization expense	312	261
EBITDA	(9,015)	(31,617)
Stock-based compensation	1,158	1,136
Adjusted EBITDA	$(7,857)	$(30,481)
	Nine Months Ended September 30,
	2021	2020
Net loss	$(6,880)	$(8,977)
Interest expense	711	636
Depreciation and amortization expense	195	240
EBITDA	(5,974)	(8,101)
Stock-based compensation	729	892
Adjusted EBITDA	$(5,245)	$(7,209)

The decrease in our loss on an EBITDA and Adjusted EBITDA basis is due to decreased operating expenses and increased revenue, as discussed under “— Discussion of our Results of Operations” below.

Other Metrics

In the operation of our business, we monitor the following key metrics.

Monthly active users

Monthly active users (“MAUs”) represents the total unique visitors to Leafly websites each month, which in turn represents the maximum potential unique visitors that could become a customer of a dispensary or brand listed on Leafly’s platform, within a given month. Leafly’s revenue model for dispensaries and brands is based, in part, on the number of visitors it can drive to dispensary or brand listings on the platform. Providing more visitors, as represented by MAUs, may lead to increased advertising rates for both dispensaries and brands.

Users (visitors) are considered active by initiating a session on at least one webpage. Each month’s MAUs is the total of unique visitors to Leafly during the specified month and includes both new visitors as well as those returning from the previous month. We count a unique user the first time an individual accesses one of our websites using a web browser during a calendar month. If an individual accesses our websites using different web browsers within a given month, the first access by each such web browser is counted as a separate unique user. If an individual accesses more than one of our websites in a single month, the first access to each website is counted as a separate unique user since unique users are tracked separately for each domain. The unique visitors are measured using Google Analytics for our web applications.

Due to third-party technological limitations, user software settings, or user behavior, Google Analytics may assign a unique cookie to different instances of access by the same individual to our websites. In such instances, Google Analytics would count different instances of access by the same individual as separate unique users. Accordingly, reliance on the number of unique users counted by Google Analytics may overstate the actual number of unique users who access our websites during the period.

A growing number of MAUs is indicative of our overall product health as it is the result of metrics reflecting both retention and acquisition of customers of our suppliers. While we consider MAUs to be a leading indicator of general product health representing the blend of new customer acquisition and the retention of returning customers, we also acknowledge that this must be paired with a deeper analysis of actual MAU behavioral metrics. We measure the quality of experience by looking at MAU cohorts engagement behaviors as measured by time on site, interaction with personalization features such as favoriting and following, and orders placed.

Ending retail accounts

Ending retail accounts is the number of paying retailer accounts with Leafly as of the last month of the respective period. Retail accounts can include more than one retailer. This metric is helpful because it represents a portion of the volume element of our revenue and describes our market share.

Order-enabled retailers

Order-enabled retailers is the number of subscribed retailers with online order reservation functionality enabled and receiving orders as of the last month of the respective period. This metric is helpful because it represents a portion of the volume element of our revenue that impacts consumer shopping behavior and experience on the platform. The number of order-enabled retailers is included in the number of ending retail accounts for any given period. Leafly makes its ordering tools and platform available to all paying retail subscribers who elect to use it. Beyond the cost of a retail subscription, there is no additional cost to use Leafly’s ordering platform nor does Leafly derive any direct, transaction-based revenue from orders placed on its platform.

Retailer average revenue per account

Retailer average revenue per account (“ARPA”) is calculated as average monthly retail revenue for the period divided by the average number of retail accounts that were active during that same period. An active account is one that had an active paying subscription with Leafly as of the last month of the specified period. Leafly does not provide retailers with a free subscription offering. This metric is helpful because it represents the price element of our revenue.

Year ended December 31,	2020	2019	Change	Change (%)
Average MAUs (in thousands)(1)	10,592	9,645	947	10%
Ending retail accounts(2)	3,665	3,136	529	17%
Order-enabled retailers(2)	1,649	712	937	132%
Retailer average revenue per account (ARPA)(1)	$734	$769	$(35)	(5)%

____________

(1)      Calculated as a simple average for the period presented.

(2)      Represents the figure outstanding in the last month of the respective period.

Nine months ended September 30,	2021	2020	Change	Change (%)
Average MAUs (in thousands)(1)	9,671	10,833	(1,162)	(11)%
Ending retail accounts(2)	4,769	3,407	1,362	40%
Order-enabled retailers(2)	2,344	1,437	907	63%
Retailer average revenue per account (ARPA)(1)	$645	$741	$(96)	(13)%

____________

(1)      Calculated as a simple average for the period presented.

(2)      Represents the figure outstanding in the last month of the respective period.

The pandemic accelerated interest in legal cannabis, driving more traffic to Leafly. This resulted in more MAUs across Leafly’s platform in 2020. The lockdowns across certain communities and restrictions on in-store shopping drove many shoppers to an ecommerce solution. As the broader economy has started to reopen and restrictions have lifted, we have seen a normalization in our traffic from the pandemic’s peak activity on our platform in the second quarter of 2020. MAUs decreased for the nine months ended September 30, 2021 as compared to the same period of the prior year due, in part, to easing of COVID-19 lockdown restrictions, and the resulting normalization of traffic and associated sequential growth rates.

Ending retail accounts and order-enabled retailers increased and ARPA decreased during the periods presented, in part due to a strategic decision to adjust pricing models to drive increased market share and shopping activity in certain markets. In addition, retail accounts and order-enabled retailers increased due to further legalization of cannabis, notably Illinois (when comparing 2019 to 2020) and Arizona (when comparing 2020 to 2021), as well as concerted sales and marketing efforts beyond pricing changes, undertaken by Leafly to increase market share within markets where cannabis had previously been legalized.

Components of our Results of Operations

Revenue

We generate our revenue through the sale of online advertising and online order reservation enablement on the Leafly platform for suppliers in our Retail and Brands segments. Within our Retail segment, we monetize multi-sided retail marketplace though monthly subscriptions that enable retailers to advertise to and acquire potential shoppers. Our solutions allow retailers to accept online orders from shoppers, who visit Leafly.com or use a Leafly-powered online order reservation solution, including our iOS app. Within our Brands segment, our revenue is derived by creating custom advertising campaigns for both small and large brands that target Leafly’s broad and diverse audience. Advertising opportunities include on-site digital display, native placements, email, branded content, and off-site audience extension. Leafly’s advertising partners span a variety of verticals including hardware and accessories, THC-infused products, hemp, CBD, and seed.

Cost of revenue

Cost of revenue consists primarily of technical labor costs associated with development of our website and apps, costs of website infrastructure and analytics (including hosting fees and third-party software licenses that are embedded in our platform), audience extension costs (unique to Brands), merchant credit card processing fees, and email automation software (unique to Brands). In 2020 and 2019, Leafly cost of revenue also included merchandise costs for Leafly Market inventory, which were discontinued in 2020 when Leafly Market ceased operating.

Operating expenses

Operating expenses consist of sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses consist primarily of employee compensation, as well as costs of advertising and marketing activity for promoting our company, consulting and contractor costs, and trade show and event costs. Events include cannabis enthusiast days of celebration such as 420, which celebrates cannabis, and 710 oil day, which celebrates cannabis oils and concentrates.

Product Development expenses consist primarily of employee compensation, as well as consulting and contractor expenses, and related overhead costs.

General and administrative expenses consist primarily of compensation for our finance and accounting, legal, human resources, and administrative personnel. General and administrative expenses also include professional services, litigation, and other administrative expenses.

Discussion of our Results of Operations — 2020 Compared to 2019

Revenue

Year ended December 31,	2020	2019	Change ($)	Change (%)
Retail	$29,591	$23,724	$5,867	25%
Brands	6,801	6,348	453	7%
Total revenue	$36,392	$30,072	$6,320	21%

Retail revenue from digital media display ads and subscription sales from licensed dispensaries increased $3,457 and $2,434, respectively. Retail revenue growth was driven by increased volumes from display ads and the continued onboarding of new retail subscriptions, reflecting further legalization of cannabis and other factors discussed under “— Other Metrics” above. The number of ending retail accounts increased 17% for this period. These increases were offset in part by an overall reduction in prices, as reflected in a 5% decrease in ARPA. In August of 2020, we moved to a regional pricing model based on traffic and order volumes, which had the effect of decreasing overall prices within our mix of revenue.

The Company’s current systems do not allow us to precisely quantify changes in Brands revenue attributable to price and volume. We have begun to implement systems and related processes that will allow us to do so. In the meantime, the information we have from our existing systems, combined with our knowledge of changes in list prices, informs the discussion of Brands volume and pricing in the following discussion. We believe Brands revenue also grew due primarily to increased volume, as we offer a solution for brands that continue to lack access to their target audience through certain traditional advertising channels that do not work with the cannabis industry, and as CBD and related cannabis-adjacent brands want to advertise to our audience. Direct to consumer email and social revenue grew $733, and we saw an increase in revenue of $576 from our newly-introduced audience extension services, while revenue from other Brands display ads declined $508. Brands revenue grew at a lower rate than retail revenue due in part to the impact COVID-19 on activations, events, and trade shows, as well as reduced sales staffing for Brands sales. In addition, pricing for some of our Brands offerings decreased year over year.

Cost of revenue

Year ended December 31,	2020	2019	Change ($)	Change (%)
Retail	$3,301	$2,929	$372	13%
Brands	1,661	980	681	69%
Total cost of revenue	$4,962	$3,909	$1,053	27%

Retail cost of revenue grew due to increases in website infrastructure and analytics costs of $369 and merchant credit card processing fees of $146. These increases were offset in part by a $147 reduction in employee compensation costs because of the restructuring described above under “— Restructuring.”

Brands cost of revenue increased at a higher rate than associated revenue growth, driven by $500 of cost of revenue in 2020 for Brands advertising expanding to include audience extension, a new service offering as of November 2019 in Canada and May 2020 in the U.S. Audience extension is more expensive for Leafly to deliver than advertising on its own properties due to the cost of paying third party fees for the placements of ads on non-Leafly sites. Website infrastructure and analytics costs also increased by $58, as did costs of Leafly Market inventory by $135, and email automation software by $122. These increases were offset in part by a $94 reduction in employee compensation costs because of the restructuring discussed above.

Operating expenses

Year ended December 31,	2020	2019	Change ($)	Change (%)
Sales and marketing	$13,189	$21,574	$(8,385)	(39)%
Product development	14,485	19,767	(5,282)	(27)%
General and administrative	13,052	16,815	(3,763)	(22)%
Total operating expenses	$40,726	$58,156	$(17,430)	(30)%

Sales and marketing expenses decreased due primarily to: $2,218 lower employee compensation costs because of the restructuring discussed above; a $2,206 reduction in costs of trade shows, events, and in-store activations, all which were significantly scaled back in 2020 due to COVID-19; and a $1,297 decrease in costs due to reduced use of sales and marketing consulting and contractor services.

Product development expenses decreased due to reduced use of product development consulting services, for which costs decreased $6,171. These services were scaled back in 2020 after Leafly had completed a new visualization system for cannabis in 2019. Product development costs did not decrease because of the restructuring discussed above when compared to the prior year period because many of the employees laid off had been hired late in, or after, the prior year period.

General and administrative expenses decreased due primarily to cost savings of $2,798 resulting from reduced use of consulting services, largely those provided by Ten Eleven Management LLC dba Privateer Management (“Privateer Management”) (see “— Related Party Relationships” below). In addition, employee compensation costs decreased $120 from the restructuring discussed above, and we saw more modest decreases in most general and administrative expense categories. These decreases were offset in part by an increase of $1,003 in bad debt expense, as some of our customers experienced negative business impact from COVID-19.

Other income (expense)

Year ended December 31,	2020	2019	Change ($)	Change (%)
Interest expense	$(637)	$(58)	$(579)	(998)%
Other income (expense)	(31)	115	(146)	(127)%
Total other income (expense)	$(668)	$57	$(725)	(1,272)%

Interest expense grew due to a 71% increase in principal balance of convertible promissory notes outstanding, on average, in 2020. Other income decreased due primarily to a $74 decrease in interest income on 47% lower cash balances earning interest at a lower average interest rate, and a $61 loss on write off of Leafly Market inventory in 2020.

Discussion of our Results of Operations — Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

Revenue

Nine months ended September 30,	2021	2020	Change ($)	Change (%)
Retail	$24,572	$21,917	$2,655	12%
Brands	6,387	5,185	1,202	23%
Total revenue	$30,959	$27,102	$3,857	14%

Retail revenue from digital media display ads and subscription sales from licensed dispensaries increased $1,711 and $989, respectively. Retail revenue growth was driven by increased volume from display ads and the continued onboarding of new retail subscriptions, reflecting further legalization of cannabis and other factors discussed under “— Other Metrics” above. The number of ending retail accounts increased 40% for this period. These increases were offset in part by an overall reduction in prices in target markets, where we sought to attract a greater number of local retailers onto our platform. In August of 2020, we moved to a regional pricing model based on traffic and orders, which had the effect of decreasing overall prices within our mix of revenue during the nine months ended September 30, 2021 when compared to the same period in 2020, as reflected in a 13% decrease in ARPA.

The Company’s current systems do not allow us to precisely quantify changes in Brands revenue attributable to price and volume. We have begun to implement systems and related processes that will allow us to do so. In the meantime, the information we have from our existing systems, combined with our knowledge of changes in list prices, informs the discussion of Brands volume and pricing in the following discussion. We believe Brands revenue also grew due primarily to increased volume as we offer a solution for brands that continue to lack access to their target audience through certain traditional advertising channels that do not work with the cannabis industry, and as CBD and related cannabis-adjacent brands want to advertise to our audience. Direct to consumer email and social and audience extension services grew $862 and $734, respectively, while revenue from other Brands display ads declined $340. Brands revenue grew at a higher rate than retail revenue due in part to accelerated recovery from the impact of COVID-19 on activations, events, and trade shows as lockdown restrictions eased in 2021. Pricing for some of our Brands offerings decreased year over year.

Cost of revenue

Nine months ended September 30,	2021	2020	Change ($)	Change (%)
Retail	$2,233	$2,393	$(160)	(7)%
Brands	1,331	1,180	151	13%
Total cost of revenue	$3,564	$3,573	$(9)	—%

Retail cost of revenue decreased due to $167 lower website infrastructure and analytics costs and a $231 reduction in employee compensation because of the restructuring discussed above, offset in part by a $233 increase in technical labor costs associated with development of our website and apps.

Brands cost of revenue increased due to $311 higher costs of audience extension, which were included for only a portion of the comparative prior year period due to launch of the service in May 2020. Audience extension is more expensive for Leafly to deliver than advertising on its own properties due to the cost of paying third party fees for the placements of ads on non-Leafly sites. These increases were offset in part by merchandise costs for Leafly Market inventory of $105 in 2020, which was discontinued in 2020 resulting in no associated costs in 2021.

Operating expenses

Nine months ended September 30,	2021	2020	Change ($)	Change (%)
Sales and marketing	$13,148	$9,843	$3,305	34%
Product development	9,905	11,549	(1,644)	(14)%
General and administrative	10,485	10,468	17	—%
Total operating expenses	$33,538	$31,860	$1,678	5%

Sales and marketing expenses grew as we began ramping up investments again following a shorter than expected impact of the COVID-19 pandemic. We saw a $1,815 increase in advertising and marketing spending, as well as $1,433 higher employee compensation costs as we increased staffing levels.

Product development expenses decreased due to a $1,431 reduction in employee compensation as product development staffing remained at post-restructuring levels, reflecting competitive market conditions for talent, as well as due to a $213 reduction in facilities costs as employees continued working from home.

General and administrative expenses were roughly flat year over year, with compensation increasing $1,280, primarily reflecting higher salaries and accrued bonuses, and most other categories of expense decreasing, including:

•        facilities costs decreased $358 as employees continued working from home;

•        bad debt expense, which was elevated in 2020 reflecting the impact of COVID-19 on some of our customers, decreased $235;

•        software costs decreased $219;

•        professional services costs decreased $186, largely reflecting reduced services provided by Privateer Management as the company matured and had less need for their services (see “— Related Party Relationships” below), offset in part by increased recruiting fees as we filled senior positions; and

•        losses on disposal of assets decreased $164, primarily associated with reducing the company’s leased space in 2020.

Other expense

Nine months ended September 30,	2021	2020	Change ($)	Change (%)
Interest expense, net	$(698)	$(628)	$(70)	11%
Other expense, net	(39)	(18)	(21)	117%
Total other expense	$(737)	$(646)	$(91)	14%

Interest expense, net increased due to a 7% higher principal balance of convertible promissory notes outstanding, on average, in 2021.

Financial Condition

Cash, cash equivalents, and restricted cash

Cash, cash equivalents, and restricted cash totaled $33,246 and $4,934 as of September 30, 2021 and December 31, 2020, respectively. See Note 3 of Leafly’s unaudited interim consolidated financial statements for further detail. The increase was primarily due to proceeds from the issuance of convertible promissory notes. See Note 10 of Leafly’s unaudited interim consolidated financial statements for more information.

Cash flows

As compared to the nine months ended September 30, 2020, cash used in operations decreased $6,740 to $3,101 for nine months ended September 30, 2021, mainly due to reduced net loss from operations. See discussion under “— Discussion of our Results of Operations” above for more information. Cash provided by financing grew $22,931 over this same period to $31,451 for the nine months ended September 30, 2021, mainly due to increased proceeds from the issuance of convertible promissory notes.

Stock and convertible promissory note issuances

Since its capital restructuring in 2019, Leafly has financed a sizable portion of its operations from issuances of stock and convertible promissory notes. The proceeds of these issuances have been used to fund, among other things, working capital and capital expenditures. See more information about our stock at Note 11 and our convertible notes at Note 10 of Leafly’s unaudited interim consolidated financial statements.

Deferred revenue

Deferred revenue is primarily related to software subscriptions and display ads. The revenue deferred at September 30, 2021 is expected to be recognized in the subsequent 12-month period. See Note 8 of Leafly’s unaudited interim consolidated financial statements for further discussion.

Contractual obligations and other planned uses of capital

Leafly is obligated to repay its convertible notes that do not ultimately convert to equity, as well as the other operating liabilities on its balance sheet, such as accrued liabilities. We intend to continue to invest in product and feature development, expanding our marketing and sales operations, improving and expanding our technology and finance infrastructure, hiring additional and retaining existing employees, pursuing strategic opportunities, and meeting the increased compliance requirements associated with our transition to and operation as a public company. Please see discussion of expenses anticipated in connection with the proposed Mergers with Merida in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” Many of these costs will be incurred regardless of whether the Mergers take place. In addition, we intend to add back in-person working space over time. As we continue to grow, we expect the aggregate amount of these expenses will also continue to grow.

Liquidity

Leafly has incurred losses since its inception and has an accumulated deficit of $64,626 and $57,746 at September 30, 2021 and December 31, 2020, respectively.

If Merida’s public stockholders do not choose to redeem all of their Common Stock and the Business Combination, including the Mergers, is consummated, Leafly will have access to additional funding at closing through the cash released from Merida’s trust account in accordance with the terms of the Merger Agreement. At this time, Leafly is focused on completing the Business Combination contemplated by the Merger Agreement with Merida, which is subject to approval of Merida’s stockholders and Leafly’s shareholders, the expiration of the waiting period under the HSR Act and other customary closing conditions. If the Business Combination contemplated by the Merger Agreement is not completed, Leafly would seek additional capital through other debt or equity financings. If the Business Combination contemplated by the Merger Agreement is not completed on or prior to May 16, 2022 other than as a result of market conditions, the failure to receive any required approvals or any events, circumstances or actions outside of the control of Leafly or Merida, Affiliates of the Sponsor and of certain directors of Merida may request repayment of all $15,000 of outstanding convertible promissory notes plus accrued interest held by them. However, if the Business Combination does not close by such date as a result of any of the foregoing reasons, Affiliates of the Sponsor and of certain directors of Merida can request repayment of all outstanding convertible promissory notes plus accrued interest held by them on November 16, 2022. We anticipate that our capital resources, including our ability to access capital markets, are sufficient to fund our operations for at least the following 12 months.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as disclosure of contingent assets and liabilities. An appreciation of our critical accounting policies is necessary to understand our financial results. In some cases, we could reasonably use different accounting policies and estimates, and changes in our estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates, and our financial condition or results of operations could be affected. We base our estimates on our experience and other assumptions that we believe are reasonable, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below.

Revenue recognition

Revenue recognition is one of our critical accounting policies, not because of the degree of judgment and subjectivity within the policy but because of its importance to our financial statements.

Revenue is measured based on a specified amount of consideration in a contract with a customer. Leafly recognizes revenue when a performance obligation is satisfied by transferring control of promised services to a customer at an amount that reflects the consideration Leafly expects to be entitled to in exchange for those services. Due to the complexity of certain contracts, revenue recognition it dependent on contract-specific terms, which may vary with each contract.

Leafly’s revenue is derived through online software and advertising services, primarily through subscription agreements. Leafly also provides advertising on a per-impression delivered basis. Revenue associated with software subscriptions and display ads are recognized over time over the subscription period, currently an average initial term of approximately 3.5 to 6 months, as the services are provided. Revenue associated with one-time content push to customers are recognized at a point in time upon delivery of the specified service.

Contract liabilities consist of deferred revenue, which is recorded when Leafly has received consideration, or has the right to receive consideration, in advance of transferring the performance obligations under the contract to the customer. Deferred revenue is recognized when the performance obligation is satisfied.

Allowance for Doubtful Accounts

Leafly evaluates the collectability of accounts receivable based on a combination of factors including historical experience and loss patterns, the number of days of past due billings, an evaluation of the potential risk of loss associated with delinquent accounts, and known delinquent accounts. Adjustments to the allowance for doubtful accounts occur when new information becomes available that allows Leafly to estimate the allowance more accurately.

Stock-Based Compensation

Leafly grants stock options with a maximum contractual term of 10 years. The fair value of stock option grants is estimated on the date of grant using the Black-Scholes stock option pricing model. This model requires the input of several assumptions and estimates, including the fair value of the underlying common stock, expected life of the stock option, expected volatility of Leafly Common Stock, expected dividend yield, and a risk-free interest rate. Due to the absence of an active market for shares of Leafly Common Stock, we estimated its fair value of based upon a variety of factors, including its illiquid nature, sales of Leafly Preferred Stock, the effect of the rights and preferences of the stockholders of Leafly Preferred Stock, the prospects of a liquidity event, Leafly’s unaudited and audited historical financial position and performance, and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date, which could result in different stock-based compensation expense.

We recognize stock-based compensation for performance-based options on a straight-line basis over the performance period once it is probable the associated performance condition will be met, with probability re-assessed each reporting period. Expense for service-based options is recognized on a straight-line basis over the requisite vesting period. Forfeitures are accounted for as they occur.

Emerging Growth Company Status

Leafly is an emerging growth company (“EGC”), as defined in the JOBS Act. Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued until such time as those standards apply to private companies. In electing this relief, the JOBS Act does not preclude an EGC from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. Leafly has elected to use this relief and will do so until the earlier of the date that it (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As described in “Recently Adopted Accounting Standards” in Leafly’s consolidated financial statements included elsewhere in this document, Leafly early adopted multiple accounting standards. As a result of the elected JOBS Act relief, these combined and consolidated financial statements may not be comparable to companies that do not elect JOBS Act relief or choose to early adopt different accounting pronouncements than Leafly.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements for the year ended December 31, 2020, a material weakness was identified in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of Leafly’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified was a deficiency in the effectiveness of the review of accounting conclusions for complex debt and equity transactions. We have begun implementation of a plan to remediate this material weakness, through measures that are ongoing and include the following:

•        we hired a Chief Financial Officer (in September 2021) and a Director of SEC Reporting (in October 2021), who have experience in accounting for complex transactions and public companies; and

•        we are utilizing third-party consultants and specialists, to supplement our internal resources.

We have begun our implementation of Sarbanes-Oxley and we plan to continue to assess our internal controls and procedures and to take further action as necessary or appropriate to address any other matters we identify. See also the section titled “Risk Factors — Risks Related to New Leafly’s Business Following the Business Combination.” Our full Sarbanes-Oxley implementation is forecasted to be complete late in 2022. Costs associated with these internal control activities that will be incurred post-business combination are included in those shown in “Note 5. Management’s Adjustments” in the section titled “Notes to Unaudited Pro Forma Combined Financial Information.” Costs incurred in all periods will be discussed in “Leafly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to the extent material to the discussion for the respective period.

Related Party Relationships

Officer Note

In March 2019, Leafly issued a recourse promissory note (the “Officer Note”) in the amount of $1,024 to John T. Leslie, who was an officer of Leafly. The Officer Note bore interest at 2.55%, compounded annually. The principal balance and accrued interest were due upon the earlier of (a) a liquidation event, (b) within 10 or 180 days following the termination of the officer depending on nature of the termination, (c) immediately prior to Leafly’s registration of securities under section 12 of the Securities Exchange Act of 1934, as amended, or Leafly’s becoming subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1933, as amended, if the officer was determined pursuant to Rule 3b-7 of the Securities Exchange Act of 1933, as amended, or was otherwise at that time a member of Leafly’s board of directors, (d) the officer’s acceptance of or appointment to a position which would qualify the officer as an executive officer of Leafly, or (e) any other change in the officer’s status or Leafly’s status which would cause the Officer Note to be deemed a prohibited extension of credit by Leafly under Section 402 of the Sarbanes-Oxley Act of 2002 or other applicable law. The recourse promissory note was secured by 1,330 shares of common stock.

Although the Officer Note was recourse to the individual, it was accounted for as nonrecourse since the recourse provision was not substantive. Accordingly, we accounted for the combination of the promissory note and restricted stock as a grant of an option, as the substance was similar to the grant of an option. The exercise price of this stock option was the principal and interest due on the promissory note. The fair value of the stock option was recognized over the requisite service period (not the term of the promissory note) through a charge to compensation cost. The maturity date of the promissory notes reflected the legal term of the stock option for purposes of valuing the award.

In August 2020, in connection with Mr. Leslie’s separation, Leafly cancelled the Officer Note and associated accrued interest in exchange for the repurchase of 1,505 unvested shares and 424 vested shares, with an original exercise price of $0.77, at a price of $0.55 per share. The excess of the repurchase price over the fair value of the stock on the repurchase date resulted in recognition of compensation cost of $367 during 2020.

Privateer Holdings and Privateer Management

Leafly was a wholly owned subsidiary of Privateer Holdings, Inc. (“Privateer Holdings”) until February 14, 2019, when Privateer Holdings effected a capital restructuring of Leafly and distributed its ownership in Leafly to its stockholders. In 2019, Leafly entered into a Corporate Services Agreement, as amended, with Privateer Management. Two individuals on Leafly’s board of directors, Michael Blue and Christian Groh, are officers of Privateer Management, which therefore has been identified as a related party. Privateer Management provided managerial services, support services, and administrative services and at times paid for employee health benefit and other expenses on behalf of Leafly through March 31, 2021. During the nine months ended September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019, Leafly recorded $0, $945, $1,205, and $4,375, respectively, for these services within general and administrative expenses in the Consolidated Statements of Operations. As of September 30, 2021 and December 31, 2020, Leafly owed $24 and $580, respectively, to Privateer Management for corporate services and expenses paid on its behalf in 2020 and prior. The agreement has terminated despite a payable remaining outstanding.

In February 2019, Leafly entered into a capital contribution agreement with Privateer Holdings which provided Leafly with $26,000 in cash and the cancellation of $6,023 of payables to Privateer Holdings in exchange for 32,627 shares of Class 1 common stock. An additional $1,456 of payables to Privateer Holdings were cancelled and contributed concurrently, inclusive of a payable for stock-based compensation expense allocated from the Privateer Plan of $756. See Note 12 of Leafly’s audited consolidated financial statements for more information.

Other

One of Leafly’s significant investors, Brendan Kennedy, is a member of the board of directors of Tilray, Inc., which is the parent company of High Park Holdings Ltd., a customer of Leafly, and therefore has been identified as a related party. During the nine months ended September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019, Leafly recorded approximately $125, $234, $239, and $304, respectively, of revenue earned from contracts with this customer.

In June 2021, Mr. Kennedy purchased a convertible promissory note totaling $1,000. The note was issued as part of the existing series of 2021 Notes (see Note 10 of Leafly’s unaudited interim consolidated financial statements) and is subject to the same interest rate, maturity, and conversion terms.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Merida

The following table sets forth information regarding (a) the actual beneficial ownership of Common Stock as of September 30, 2021 (prior to consummation of the Business Combination) and (b) immediately following the consummation of the Business Combination by:

•        each person known by Merida to be the beneficial owner of more than 5% of Merida’s outstanding shares of common stock either on the record date or after the consummation of the Business Combination;

•        each of Merida’s current executive officers and directors;

•        each person who will become an executive officer or a director of Merida upon the consummation of the Business Combination, assuming both no redemption and maximum redemption;

•        all of Merida’s current executive officers and directors as a group; and

•        all of Merida’s executive officers and directors as a group immediately following the consummation of the Business Combination, assuming both no redemption and maximum redemption.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

At any time prior to the special meeting, during a period when they are not in possession of any material nonpublic information regarding Merida or its securities, the Sponsor, Merida’s officers and directors, Leafly or Leafly’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who elect to convert, or indicate an intention to convert, their public shares into a pro rata portion of the trust account, or they may execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of New Leafly Common Stock, to vote their shares in favor of the Business Combination Proposal or to refrain from exercising their redemption rights. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the holders of a majority of the outstanding shares present and entitled to vote at the special meeting to approve the Business Combination Proposal vote in its favor and that the conditions to the closing of the Mergers (such as the condition that the New Leafly Common Stock be listed on Nasdaq) otherwise will be met, where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus/consent solicitation statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Merida initial stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on New Leafly Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the then-current market price and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the special meeting.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus/consent solicitation statement. Merida will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

	Before the Business Combination(1)		After the Business Combination
Name and Address of Beneficial Owner	Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares	Assuming No Redemption(2)		Assuming Maximum Redemption(3)
			Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares	Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares
Directors and Executive officers
Pre-Business Combination(4)
Peter Lee(5)	3,250,388	21.7%	7,150,699	13.2%	7,150,699	15.0%
Richard Sellers	—	0%	—	0.0%	—	0.0%
Mitchell Baruchowitz(5)	3,250,388	21.7%	7,150,699	13.2%	7,150,699	15.0%
Jeffrey Monat(5)	3,250,388	21.7%	7,150,699	13.2%	7,150,699	15.0%
Andres Nannetti(5)	3,250,388	21.7%	7,150,699	13.2%	7,150,699	15.0%
All executive officers and directors as a group (five individuals)(5)	3,250,388	21.7%	7,150,699	13.2%	7,150,699	15.0%

Directors and Executive Officers
Post-Business Combination
Yoko Miyashita(10)	—	0%	606,687	1.2%	606,687	1.4%
Dave Cotter	—	0%	159,973	0.3%	159,973	0.4%
Samuel Martin(11)	—	0%	222,729	0.4%	222,729	0.5%
Suresh Krishnaswamy	—	0%	—	0.0%	—	0.0%
Kimberly Boler	—	0%	—	0.0%	—	0.0%
Michael Blue	—	0%	2,919,895	5.8%	2,919,895	6.7%
Peter Lee(5)	3,250,388	21.7%	7,150,699	13.2%	7,150,699	15.0%
All executive officers and directors as a group (seven individuals)	3,250,388	21.7%	11,059,983	20.1%	11,059,983	22.7%

5% Beneficial Holders
Brendan Kennedy	—	0%	4,645,506	9.3%	4,645,506	10.6%
Merida Holdings LLC(5)	3,250,388	21.7%	7,150,699	13.2%	7,150,699	15.0%
Peter Lee(5)	3,250,388	21.7%	7,150,699	13.2%	7,150,699	15.0%
Michael Blue	—	0%	2,919,895	5.8%	2,919,895	6.7%
Christian Groh(9)	—	0%	2,738,840	5.5%	2,738,840	6.2%
Linden Advisors(6)	1,075,300	7.2%	1,075,300	2.1%	1,075,300	2.5%
Castle Creek Arbitrage, LLC (7)	1,040,729	6.9%	1,040,729	2.1%	1,040,729	2.4%
Highbridge Capital Management LLC(8)	846,699	5.7%	846,699	1.7%	846,699	1.9%

____________

*        Less than 1%.

(1)      The pre-Business Combination percentage of beneficial ownership of Merida in the table above is calculated based on 14,982,073 shares of Common Stock outstanding after giving effect to the redemption of 1,389,867 shares of Common Stock on or prior to October 29, 2021. The amount of beneficial ownership does not reflect the Common Stock issuable upon exercise of Merida’s Warrants, as such Warrants may not be exercisable within 60 days if the Business Combination is not consummated.

(2)      Assuming no redemptions beyond the redemption of 1,389,867 shares of Common Stock noted in footnote 1 to this table, the post-Business Combination percentage of beneficial ownership of New Leafly is calculated based on 50,105,418 shares of Common Stock outstanding, which includes 35,123,345 shares of Common Stock estimated to be issued to Leafly securityholders in connection with the Business Combination, and assumes that no sponsor shares will be forfeited pursuant to the Sponsor Agreement. Where applicable, the amount of beneficial ownership for each individual or entity post-Business Combination also reflects Common Stock issuable upon exercise of Merida’s 3,900,311 private warrants held by the sponsor, which have an exercise price of $11.50 per share, and upon exercise of stock options that will be exercisable within 60 days after the consummation of the Business Combination. Unless otherwise indicated, Merida believes that all persons named in the table have sole voting and investment power with respect to all Common Stock beneficially owned by them upon consummation of the Business Combination.

(3)      Assuming maximum redemptions, the post-Business Combination percentage of beneficial ownership of Merida is calculated based on 43,839,087 shares of Common Stock outstanding, which (a) assumes redemption of 7,656,198 Public Shares by the Public Stockholders, (b) includes 35,123,345 shares of Common Stock estimated to be issued to Leafly securityholders, in connection with the Business Combination, and (c) assumes that no sponsor shares will be forfeited pursuant to the Sponsor

Agreement. Where applicable, the amount of beneficial ownership for each individual or entity post-Business Combination also reflects Common Stock issuable upon exercise of Merida’s 3,900,311 private warrants held by the sponsor and upon exercise of stock options that will be exercisable within 60 days after the consummation of the Business Combination. Unless otherwise indicated, Merida believes that all persons named in the table have sole voting and investment power with respect to all Common Stock beneficially owned by them upon consummation of the Business Combination.

(4)      Unless otherwise indicated, the business address of each of the individuals is c/o Merida Merger Corp., 641 Lexington Avenue, 18th Floor, New York, NY 10022.

(5)      Represents securities held by Merida Holdings, LLC, of which each of Messrs. Lee, Baruchowitz, Monat and Nannetti is a managing member. Each individual has one vote, and the approval of three of the four managing members is required for approval of an action of the entity. Under the so-called “rule of three”, if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual of the committee exercises voting or dipositive control over any of the securities held by such entity, even those in which he directly owns a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. The shares referred to include 1,625,194 sponsor shares that will become subject to vesting conditions upon the closing of the Mergers and will be subject to forfeiture, as described elsewhere in the prospectus.

(6)      Represents shares beneficially held by Linden Advisors and Siu Min (Joe) Wong. This amount consists of 965,053 shares held by Linden Capital and 110,247 shares held by separately managed accounts. Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on February 3, 2021.

(7)      Represents 876,294 shares beneficially held by CC Arb West, LLC and 164,435 shares beneficially held by CC Arbitrage, Ltd. Castle Creek Arbitrage, LLC serves as a registered investment adviser whose clients are CC Arb West, LLC and CC Arbitrage, Ltd. Mr. Allan Weine is the managing member of Castle Creek Arbitrage and may be deemed to be the beneficial owner of such securities and have voting and dispositive power over such shares. Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 16, 2021.

(8)      Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on August 6, 2021.

(9)      Includes 269,500 shares (post-conversion) owned by Mr. Groh’s wife, for which he disclaims beneficial ownership.

(10)    Includes options that will vest immediately upon closing of the Mergers, as discussed in the section titled “Other Compensation of Named Executive Officers — Option Award Granted to Yoko Miyashita.”

(11)    Includes 65,500 RSUs (post-conversion) that were promised to Mr. Martin, which will be immediately vested upon grant early in 2022, subject to shareholder approval of the 2021 Plan and subsequent approval of the awards by the New Leafly board of directors.

The Sponsor beneficially owns approximately 21.7% of Merida’s issued and outstanding Common Stock as of September 30, 2021. Because of this ownership block, the Sponsor may be able to effectively exercise control over all matters requiring approval by Merida’s stockholders, including the election of directors and approval of significant corporate transactions other than approval of its initial business combination.

Pursuant to the Merger Agreement, all of the Merger Shares and Earnout Shares, if issued, will be subject to transfer restrictions for a period of 180 days following completion of the Business Combination.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Sponsor Agreement, which provides that (a) at the closing of the Mergers, the Forfeited Shares will be forfeited by the Sponsor and cancelled by Merida, (b) the parties will enter into the Stock Escrow Amendment, and (c) the sponsor shares will be subject to transfer restrictions for a period of 180 days following the completion of the Business Combination.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Stock Escrow Amendment which provides that, following the Closing, after giving effect to the forfeiture of the Forfeited Shares, the Net Sponsor Shares will remain in escrow and be released from escrow as follows: (a) fifty percent of the Net Sponsor Shares will be released from escrow on the Closing Date in the event that the Minimum Cash Condition is satisfied (with a reduced number of shares to be released based on the cash actually delivered by Merida on the Closing Date in the event that Leafly waives compliance with the Minimum Cash Condition), (b) twenty-five percent of the Net Sponsor Shares will be released from escrow upon the occurrence of the First Price Triggering Event, (c) all of the sponsor shares then held in escrow will be released from escrow upon the occurrence of the Second Price Triggering Event, and (d) if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the applicable per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when sponsor shares are held in escrow, then immediately prior to the consummation of such Change of Control (i) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (ii) the applicable Net Sponsor Shares will be released from escrow. On the business day following the end of the Second Earn Out Period, all sponsor shares not released from escrow will be forfeited and cancelled.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Merida Related Person Transactions

Sponsor Shares

In August 2019, the Sponsor purchased 2,875,000 shares of Common Stock for an aggregate price of $25,000. On November 4, 2019, Merida effected a stock dividend of 0.2 shares of Common Stock for each share outstanding, resulting in an aggregate of 3,450,000 shares of Common Stock being held by the Sponsor following award of the stock dividend. All share and per-share amounts have been retroactively restated to reflect the stock dividend. 450,000 shares of Common Stock held by the Sponsor were subject to forfeiture in the event that the underwriters of Merida’s initial public offering did not exercise their overallotment option in full. The underwriters elected to partially exercise their over-allotment option and, as a result, the Sponsor forfeited 199,612 shares of Common Stock and 250,388 of the shares of Common Stock previously subject to forfeiture were no longer subject to forfeiture, resulting in an aggregate of 3,250,388 sponsor shares outstanding.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Sponsor Agreement, which provides that (a) at the Closing, the Forfeited Shares will be forfeited by the Sponsor and cancelled by Merida, (b) the parties will enter into the Stock Escrow Amendment, and (c) the sponsor shares will be subject to transfer restrictions for a period of 180 days following the completion of the Business Combination.

Concurrently with the execution of the Merger Agreement, Leafly, Merida, and the Sponsor entered into the Stock Escrow Amendment which provides that, following the Closing, after giving effect to the forfeiture of the Forfeited Shares, the Net Sponsor Shares will remain in escrow and be released from escrow as follows: (a) fifty percent of the Net Sponsor Shares will be released from escrow on the Closing Date in the event that the Minimum Cash Condition is satisfied (with a reduced number of shares to be released based on the cash actually delivered by Merida on the Closing Date in the event that Leafly waives compliance with the Minimum Cash Condition), (b) twenty-five percent of the Net Sponsor Shares will be released from escrow upon the occurrence of the First Price Triggering Event, (c) all of the sponsor shares then held in escrow will be released from escrow upon the occurrence of the Second Price Triggering Event, and (d) if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the applicable per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when sponsor shares are held in escrow, then immediately prior to the consummation of such Change of Control (i) the applicable triggering event that has not previously occurred shall be deemed to have occurred and (ii) the applicable Net Sponsor Shares will be released from escrow. On the business day following the end of the Second Earn Out Period, all sponsor shares not released from escrow will be forfeited and cancelled.

Administrative Support Agreement

Merida entered into an agreement on November 4, 2019, as amended on November 26, 2019, whereby, commencing on November 4, 2019 through the earlier of the consummation of a Business Combination and Merida’s liquidation, Merida will pay Merida Manager III LLC a total of $5,000 per month for office space, utilities and secretarial and administrative support. For the year ended December 31, 2020 and for the period from June 20, 2019 (inception) through December 31, 2019, Merida incurred $50,000 and $20,000, in fees for these services, of which $5,000 and $20,000 was included in accounts payable and accrued expenses in the accompanying balance sheets, respectively.

Advances — Related Party

The Sponsor advanced Merida an aggregate of $162,500 to cover expenses related to the initial public offering. The advances were non-interest bearing and due on demand. Outstanding advances amounting to $162,500 were repaid on November 14, 2019.

In anticipation of the underwriters’ election to fully exercise their over-allotment option, the Sponsor advanced Merida an additional $41,458 to cover the purchase of the additional Warrants. At December 31, 2020 and 2019, advances of $16,458 were outstanding and due on demand.

Promissory Note — Related Party

On August 6, 2019, Merida issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which Merida borrowed an aggregate principal amount of $100,569 under the Promissory Note. The Promissory Note was non-interest bearing and payable on the earlier of (a) September 30, 2020, (b) the consummation of Merida’s initial public offering or (c) the date on which Merida determined not to proceed with the initial public offering. As of December 31, 2019, Merida repaid $100,230 of amounts owed under the Promissory Note and $339 remained outstanding under the Promissory Note at December 31, 2020 and 2019.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or certain of Merida’s officers and directors or their affiliates may, but are not obligated to, loan Merida funds as may be required (“Working Capital Loans”). If Merida completes a Business Combination, Merida would repay the Working Capital Loans out of the proceeds of the trust account released to Merida. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the trust account. In the event that a Business Combination does not close, Merida may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

As of the date of this proxy statement/prospectus/consent solicitation statement, the Sponsor has loaned an aggregate of $800,000 to Merida.

Leafly Related Person Transactions

Officer Note

In March 2019, Leafly issued the Officer Note in the amount of approximately $1,024,000 to an officer of Leafly. The Officer Note bore interest at 2.55%, compounded annually. The principal balance and accrued interest were due upon the earlier of (a) a liquidation event, (b) within ten or 180 days following the termination of the officer depending on nature of the termination, (c) immediately prior to Leafly’s registration of securities under Section 12 of the Exchange Act, as amended, or Leafly’s becoming subject to the reporting requirements of Section 15(d) of the Exchange Act, as amended, if the officer was determined pursuant to Rule 3b-7 of the Exchange Act, as amended, or was otherwise at that time a member of Leafly’s board of directors, (d) the officer’s acceptance of or appointment to a position which would qualify the officer as an executive officer of Leafly, or (e) any other change in the officer’s status or Leafly’s status which would cause the Officer Note to be deemed a prohibited extension of credit by Leafly under Section 402 of the Sarbanes-Oxley Act of 2002 or other applicable law. The recourse promissory note was secured by approximately 1,330,000 shares of Leafly Common Stock.

Although the Officer Note was recourse to the individual, it was accounted for as nonrecourse since the recourse provision was not substantive. Accordingly, we accounted for the combination of the promissory note and restricted stock as a grant of an option, as the substance was similar to the grant of an option. The exercise price of this stock option was the principal and interest due on the promissory note. The fair value of the stock option was recognized over the requisite service period (not the term of the promissory note) through a charge to compensation cost. The maturity date of the promissory notes reflected the legal term of the stock option for purposes of valuing the award.

In August 2020, Leafly cancelled the Officer Note and associated accrued interest in exchange for the repurchase of approximately 1,505,000 unvested shares and approximately 424,000 vested shares at a price of $0.55 per share. Leafly recognized compensation cost of approximately $367,000 during 2020, which represents the excess of the repurchase price over the fair value of the repurchased stock on the repurchase date.

Privateer Holdings and Privateer Management

Leafly was a wholly owned subsidiary of Privateer Holdings until February 14, 2019, when Privateer Holdings effected a capital restructuring of Leafly and distributed its ownership in Leafly to its stockholders. In 2019, Leafly entered into a Corporate Services Agreement, as amended, with Privateer Management. Two individuals on Leafly’s board of directors are officers of Privateer Management, which therefore has been identified as a related party.

Privateer Management provided managerial services, support services, and administrative services and at times paid for employee health benefit and other expenses on behalf of Leafly through March 31, 2021. During the nine months ended September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019, Leafly recorded approximately $0, $945,000, $1,205,000, and $4,375,000, respectively, for these services within general and administrative expenses in the Consolidated Statements of Operations. As of September 30, 2021 and December 31, 2020, Leafly owed approximately $24,000 and $580,000, respectively, to Privateer Management for corporate services and expenses paid on its behalf in 2020 and prior. The agreement has terminated despite a payable remaining outstanding.

In February 2019, Leafly entered into a capital contribution agreement with Privateer Holdings which provided Leafly with approximately $26,000,000 in cash and the cancellation of approximately $6,023,000 of payables to Privateer Holdings in exchange for approximately 32,627,000 shares of Leafly Class 1 Common Stock. Approximately $1,456,000 of additional payables to Privateer Holdings were cancelled and contributed concurrently, inclusive of a payable for stock-based compensation expense allocated from the Privateer Plan of approximately $756,000. See Note 12 of Leafly’s audited consolidated financial statements for more information.

Other

One of Leafly’s significant investors, Brendan Kennedy, is a member of the board of directors of Tilray, Inc., which is the parent company of High Park Holdings Ltd., a customer of Leafly, and therefore has been identified as a related party. During the nine months ended September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019, Leafly recorded approximately $125,000, $234,000, $239,000 and $304,000, respectively, of revenue earned from contracts with this customer.

In June 2021, Mr. Kennedy purchased a convertible promissory note totaling $1,000,000. The note was issued as part of the existing series of 2021 Notes (see Note 10 of Leafly’s unaudited interim consolidated financial statements) and is subject to the same interest rate, maturity, and conversion terms.

Related Person Transactions Policy

Although Leafly has not had a written policy for the review and approval of transactions with related persons, its board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest. Prior to approving such a transaction, the material facts as to a director or officer’s relationship or interest in the agreement or transaction were disclosed to the board of directors.

Related Person Transactions Policy following the Business Combination

We anticipate that the New Leafly board of directors will adopt a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related party transactions. This policy is expected to cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction or arrangement, or any series of transactions or arrangements in which New Leafly (or its direct and indirect subsidiaries) is to be a participant, whether or not New Leafly is a party, with a related person (unless clearly incidental in nature or it is determined in accordance with the related party transaction policy that such interest is immaterial in nature), including without limitation sales, purchases or other transfers of real or personal property, use of property and equipment by lease or otherwise, services received or provided, the borrowing and lending of funds, guarantees of loans or other undertakings and the employment by New Leafly of an immediate family member of a related person or a change in the terms or conditions of employment of such an individual that is material to such individual. In reviewing and approving any such transactions, New Leafly’s audit committee will be tasked in light of the relevant facts and circumstances whether the transaction is in, or not inconsistent with, the best interests of New Leafly, including, but not limited to, whether the transaction is on terms comparable to those available on an arms-length basis or is on terms that New Leafly offers generally to persons who are not related persons. All such approved transactions must be ratified by the audit committee, taking into account the foregoing considerations, during the next meeting of the audit committee, or sooner if determined to be necessary by New Leafly’s general counsel.

COMPARISON OF STOCKHOLDER RIGHTS

General

Merida is incorporated under the laws of the State of Delaware and the rights of Merida stockholders are governed by the laws of the State of Delaware, including the DGCL, the Existing Charter and Merida’s current bylaws. Leafly is incorporated under the laws of the State of Washington and the rights of Leafly shareholders are governed by the laws of the State of Washington, including the WBCA, the amended and restated articles of incorporation of Leafly (the “Leafly Charter”) and the amended and restated bylaws of Leafly (as amended, the “Leafly Bylaws”). As a result of the Business Combination, Merida stockholders who continue to hold New Leafly Common Stock following the Business Combination and Leafly shareholders who receive shares of New Leafly Common Stock will each be stockholders of New Leafly. New Leafly will be incorporated under the laws of the State of Delaware and the rights of New Leafly’s stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Bylaws and, assuming the adoption of the Charter Amendment Proposal, the Proposed Charter. Thus, following the Business Combination, the rights of Merida stockholders and Leafly shareholders who become New Leafly stockholders will be governed by Delaware law but will no longer be governed by the Existing Charter or Merida’s bylaws (with respect to Merida stockholders) or the Leafly Charter or Leafly Bylaws (with respect to Leafly shareholders) and instead will be governed by the Proposed Charter and the Proposed Bylaws.

Comparison of Stockholder Rights

Set forth below is a summary comparison of material differences between the rights of Merida stockholders under the Existing Charter and Merida’s current bylaws (left column), the rights of Leafly shareholders under the Leafly Charter and the Leafly Bylaws (middle column) and the rights of the New Leafly stockholders under forms of the Proposed Charter and Proposed Bylaws (right column), which are attached to this proxy statement/prospectus/consent solicitation statement as Annex B and Exhibit 3.2, respectively. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of the DGCL and WBCA.

	Merida	Leafly	New Leafly
Authorized Capital

The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which Merida is authorized to issue is 51,000,000 shares, consisting of (a) 50,000,000 shares of Common Stock and (b) 1,000,000 shares of preferred stock.

As of the record date, there were 14,982,073 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Leafly is currently authorized to issue 231,284,414 shares of capital stock, 74,500,000 of which are Leafly Class 1 Common Stock, 119,000,000 shares of which are Leafly Class 2 Common Stock, 17,751,274 shares of which are Leafly Class 3 Common Stock and 20,033,140 of which are Leafly Preferred Stock, each with a par value of $0.0001 per share. As of September 30, 2021, there were (in thousands) 28,564 shares of Leafly Class 1 Common Stock outstanding, 41,892 shares of Leafly Class 2 Common Stock outstanding, 5,632 shares of Leafly Class 3 Common Stock outstanding and 18,702 shares of Leafly Preferred Stock outstanding.

The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which New Leafly will be authorized to issue is 205,000,000 shares, consisting of (a) 200,000,000 shares of New Leafly Common Stock, and (b) 5,000,000 shares of New Leafly Preferred Stock.

Upon the consummation of the Business Combination, we currently expect there will be approximately 48,480,224 shares of New Leafly Common Stock (assuming no redemptions) outstanding. Immediately following the consummation of the Business Combination, New Leafly is not expected to have any New Leafly Preferred Stock outstanding.

	Merida	Leafly	New Leafly
Rights of Preferred Stock

The Existing Charter authorizes Merida’s board of directors, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of preferred stock in one or more series, and, by filing a certificate of designation pursuant to the DGCL, to establish from time to time the number of shares to be included in each such series, to fix the voting rights, designations, powers, preferences and relative, participating, optional, special or other rights of the shares of each such series.

See the sections of this Comparison of Stockholder Rights entitled “— Dividends,” “— Conversion Rights,” “— Voting Rights,” and “— Liquidation Events.”

The Proposed Charter authorizes the New Leafly board of directors, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of New Leafly Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the DGCL, to establish from time to time the number of shares to be included in each such series, to fix the voting rights, designations, powers, preferences and relative, participating, optional, special or other rights of the shares of each such series.

Dividends and Distributions

The Existing Charter also provides rights to distributions from Merida’s trust account in respect of public shares only in the event (i) the holder demands redemption of his, her, or its public shares in accordance with the Existing Charter in connection with a proxy solicitation, (ii) the holder sells his, her, or its shares to Merida in accordance with the Existing Charter in connection with a tender offer, (iii) that Merida has not consummated a business combination within 24 months of Merida’s initial public offering or (iv) Merida seeks to amend the provisions of Article Sixth of the Existing Charter prior to the consummation of a business combination. In no other circumstances shall a holder of public shares have any right or interest of any kind in or to the trust account.

The Leafly Charter provides that holders of shares of Leafly Preferred Stock will be entitled to receive dividends, but only out of funds that are legally available therefor. For holders of shares of Leafly Common Stock, such dividends shall be payable only if, as and when declared by the Leafly board of directors. Dividends shall be non-cumulative.

The Proposed Charter provides that subject to rights, if any of the holders of any outstanding series of New Leafly Preferred Stock, the holders of New Leafly Common Stock will be entitled to receive such dividends and other distributions when, as and if declared thereon by the New Leafly board of directors from time to time out of any assets or funds of New Leafly legally available therefor, and will share equally on a per share basis in such dividends and distributions.

Merida’s bylaws additionally provide that, subject to the provisions of the Existing Charter, if any, dividends upon the capital stock of Merida may be declared by its board of directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, property, or

	Merida	Leafly	New Leafly

shares of Merida’s capital stock, subject to the provisions of the Existing Charter. Before payment of any dividend, there may be set aside out of any funds of Merida available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of Merida, or for such other purpose as the directors shall think conducive to the interests of Merida and its directors may modify or abolish any such reserve in the manner in which it was created.

Conversion Rights	None

The Leafly Charter provides at the option the holder thereof, each share of Leafly Class 1 Common Stock will be convertible at any time into one fully paid and nonassesssable share of Leafly Class 2 Common Stock.

At any time, each holder of Leafly Preferred Stock
will have the right, at such holder’s option, to convert any or all of such holder’s shares of Leafly Preferred Stock into shares of Leafly Class 2 Common Stock at the Series A Conversion Price (as defined in the Leafly Charter).

Each share of Leafly Preferred Stock will automatically be converted into shares of Leafly Class 2 Common Stock upon either (i) a Qualified IPO (as defined in the Leafly Charter) or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the majority of the outstanding shares of Leafly Preferred Stock.

None.

	Merida	Leafly	New Leafly
Voting Rights

The Existing Charter provides that, except as required by law in any preferred stock designation, the holders of shares of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

Subject to certain protective provisions set forth in the Leafly Charter, each holder of outstanding shares of Leafly Class 1 Common Stock is entitled to cast ten votes for each such share, each holder of outstanding shares of Leafly Class 2 Common Stock is entitled to one vote for each such share, and each holder of outstanding shares of Leafly Class 3 Common Stock has no voting rights for each such share (except to the minimum extent as required by applicable law). Each holder of outstanding shares of Leafly Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Leafly Class 2 Common Stock into which the shares of Leafly Preferred Stock are convertible as set forth in the Leafly Charter. Except as otherwise provided by law or in the Leafly Charter, the holders of shares of Leafly Class 1 Common Stock Leafly Class 2 Common Stock, and Leafly Preferred Stock vote together as a single class and on an as-converted to Leafly Common Stock basis.

The Proposed Charter provides that, except as otherwise required by law or the Proposed Charter, the holders of shares of New Leafly Common Stock will be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of New Leafly Common Stock are entitled to vote.

Cumulative Voting

The DGCL provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation. However, the Existing Charter does not authorize cumulative voting.

The Leafly Charter specifically denies the right to cumulate votes in the election of directors with respect to shares of Leafly Stock.

The DGCL provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation. However, the Proposed Charter does not authorize cumulative voting.

Number of Directors

Merida’s bylaws provide that the number of directors will be fixed from time to time by the board of directors, provided, that the number of directors which constitute the board of directors shall not be less than one or more than nine.

The Leafly Bylaws provide that the number of directors of Leafly will be fixed by resolution of the Leafly board of directors from time to time. No reduction of the authorized number of directors will have the effect of removing any director before such director’s term of office expires.

The Proposed Charter provides that the number of directors of New Leafly will be fixed from time to time exclusively by the New Leafly board of directors pursuant to a resolution adopted by a majority the New Leafly board of directors.

	Merida	Leafly	New Leafly
Election of Directors

The Existing Charter divides Merida’s board of directors into three classes of directors, as nearly equal in number as possible, with each class being elected to a staggered three-year term. Each director will hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal from office.

Merida’s bylaws provide that, at all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect.

The Leafly Bylaws provide that unless a director dies, resigns or is removed, his or her term of office expires at the next annual meeting of Leafly shareholders.

The Leafly Bylaws provide that each shareholder entitled to vote at an election of directors may vote, in person or by proxy, the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has a right to vote. The candidates elected will be those receiving the largest number of votes cast, up to the number of directors to be elected.

The Proposed Charter divides the New Leafly board of directors into three classes of directors, as nearly equal in number as possible, with each class being elected to a staggered three-year term. Each director will hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal from office.

The Proposed Charter provides that directors will be elected by a plurality of the votes cast at an annual meeting of stockholders by holders of New Leafly Common Stock.

Manner of Acting by Board

Merida’s bylaws provide that, unless otherwise restricted by the Existing Charter or Merida’s bylaws, any action required or permitted to be taken at any meeting of Merida’s board of directors or any committee thereof may be taken without a meeting if all members of Merida’s board of directors or committee thereof, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of Merida’s board of directors or committee thereof.

The Leafly Bylaws provide that the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the Leafly board of directors, except as the vote of a greater number of directors may be otherwise specifically provided by applicable law, the Leafly Charter or the Leafly Bylaws. Additionally, the Leafly Bylaws provide that any action which could be taken at a meeting of the board of directors of Leafly or of any committee created by the board of directors of Leafly may be taken without a meeting if one or more written consents setting forth the action so taken are signed by each of the directors or by each committee member.

The Proposed Bylaws provide that the vote of a majority of the directors present at a meeting at which a quorum is present will be the act of the New Leafly board of directors. Unless otherwise restricted by the Proposed Charter or Proposed Bylaws, any action required or permitted to be taken at any meeting of the New Leafly board of directors or any committee thereof may be taken without a meeting if all members of the board of directors or committee, as the case may be, consent thereto in writing.

	Merida	Leafly	New Leafly
Removal of Directors

Merida’s bylaws provide that the entire board of directors or any individual director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote at an election of directors; provided, that if Merida’s board is classified, stockholders may effect such removal of directors not up for re-election that year only for cause. If the board of directors or any one or more directors is so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed.

The Leafly Bylaws provide that at a meeting of shareholders called expressly for that purpose, one or more members of the Leafly board of directors, including the entire board of directors, may be removed with or without cause by holders of shares of the Leafly Stock entitled to elect the director or director whose removal is sought if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

The Proposed Charter provides that, subject to the special rights of the holders of any series of New Leafly Preferred Stock to elect directors, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of New Leafly entitled to vote generally in the election of directors, voting together as a single class.

Vacancies on Board

The Existing Charter and Merida’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and each director so chosen shall hold office until the next election of the class for which such director shall have been chosen, and until his successor shall be elected and qualified, or until such director’s earlier resignation, removal from office, death or incapacity.

The Leafly Bylaws provide that any vacancy occurring on the Leafly board of directors may be filled by the shareholders, the Leafly board of directors or, if the directors in office constitute fewer than a quorum, by the affirmative vote of a majority of the remaining directors. The Leafly Bylaws provide that any vacant office held by a director elected by the holders of one or more classes or series of shares entitled to vote will be filled only by the vote of the holders of such class or series of shares.

The Proposed Charter provides that, subject to the special rights of the holders of any series of New Leafly Preferred Stock to elect directors, newly created directorships resulting from an increase in the number of directors and any vacancies on the New Leafly board of directors resulting from death, resignation, retirement, disqualification, removal or other cause will be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

Business Proposals by Stockholders

Merida’s bylaws provide that no business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of Merida’s board of directors, (ii) otherwise brought before the annual meeting by or at the direction of Merida’s board of directors or (iii) otherwise properly brought before the annual meeting by a stockholder who (x) provides the information set forth in Merida’s bylaws with respect to the stockholder proposal and (y) provides timely notice thereof in writing to Merida’s Secretary.

The Leafly Bylaws provide that the annual meeting of stockholders will be held for the purpose of electing directors and transacting such other business as may properly come before the meeting.

The Proposed Bylaws provide that no business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in New Leafly’s notice of meeting (or any supplement thereto) given by or at the direction of the New Leafly board of directors, (ii) otherwise properly brought before the annual meeting by or at the direction of the New Leafly board of directors or (iii) otherwise properly brought before the annual meeting by any stockholder of New Leafly (a) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice and

	Merida	Leafly	New Leafly

To be timely, a stockholder’s notice with respect to such business must be received not less than 60 days nor more than 90 days prior to the annual meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting is given, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever occurs first.

on the record date for the determination of stockholders entitled to vote at such annual meeting and (b) who complies with the notice procedures set forth in the Proposed Charter. To be in proper written form, a stockholder’s notice to New Leafly with respect to such business must be received not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting and (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by New Leafly.

Special Meetings of the Board	Merida’s bylaws provide that special meetings of Merida’s board of directors may be called by the president or a majority of Merida’s entire board of directors.

The Leafly Bylaws provide that special meetings of the Leafly board of directors may be called by or at the request of the chairman of the Leafly board of directors, the president, the secretary or any three directors and, in the case of any special meeting of any committee designated by the Leafly board of directors, by the chairman thereof.

The Proposed Bylaws provide that special meetings of the New Leafly board of directors (i) may be called by the chairman of the New Leafly board of directors or president and (ii) will be called by the chairman of the New Leafly board of directors, president or secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and will be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director as specified in such written request.

	Merida	Leafly	New Leafly
Notice of Stockholder Meetings

Merida’s bylaws provide that, unless otherwise provided by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten or more than sixty days before the date fixed for the meeting.

The Leafly Bylaws provide that written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called will be given by or at the direction of the Leafly board of directors, the chairman of the Leafly board of directors, the president or the secretary to each shareholder entitled to notice of or to vote at the meeting not less than ten nor more than 60 days before the meeting, except that notice of a meeting to act on an amendment to the Leafly Charter, a plan of merger or share exchange, the sale, lease, exchange or other disposition of all or substantially all of Leafly’s assets other than in the regular course of business or the dissolution of the corporation will be given not less than 20 nor more than 60 days before such meeting.

The Proposed Bylaws provide that notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, will be given in the permitted manner set forth in the Proposed Bylaws to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting by New Leafly not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL. If said notice is for a stockholders meeting other than an annual meeting, it will in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting will be limited to the matters so stated in New Leafly’s notice of meeting (or any supplement thereto).

Special Meetings of Stockholders

Merida’s bylaws provide that special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Existing Charter, may only be called by a majority of its entire board of directors, or the president or the chairman of Merida, and shall be called by the secretary of Merida at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice of special meeting.

The Leafly Bylaws provide that special meetings of the Leafly shareholders may be called by or at the request of the chairman of the Leafly board of directors, the president or the Leafly board of directors for any purpose. Further, the Leafly Bylaws provide that a special meeting of the shareholders of Leafly will be held if the holders of not less than 25% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have dated, signed and delivered to the secretary of Leafly one or more written demands for such meeting describing the purpose or purposes for which it is to be held.

The Proposed Charter provides that, subject to the rights of the holders of any outstanding series of the New Leafly Preferred Stock, and to the requirements of applicable law, special meetings of stockholders may be called only by the chairman of the New Leafly board of directors, the chief executive officer, or the New Leafly board of directors pursuant to a resolution adopted by a majority of the New Leafly board of directors, and may not be called by any other person.

	Merida	Leafly	New Leafly
Manner of Acting by Stockholders

Unless otherwise required by law, the Existing Charter or Merida’s bylaws, any question (other than the election of directors) brought before any meeting of stockholders at which a quorum is present shall be determined by the vote of the holders of a majority of the stock represented and entitled to vote thereat. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect.

The Leafly Bylaws provide that if a quorum is present, action on a matter other than the election of directors will be approved if the votes cast in favor of the action by the shares entitled to vote and be counted collectively upon such matter exceed the votes cast against such action by the shares entitled to vote and be counted collectively thereon, unless the Leafly Charter or the WBCA requires a greater number of affirmative votes.

The Proposed Bylaws provide that all matters, other than the election of directors, presented to the stockholders at a meeting at which a quorum is present will be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Proposed Charter, the Proposed Bylaws or applicable stock exchange rules, a different vote is required, in which case such requirement will govern and control the decision of such matter.

Stockholder Action Without Meeting

The DGCL provides that, unless otherwise provided in the certificate of incorporation of a corporation, any action required by Chapter 1 of Title 8 of the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Leafly Bylaws provide that any action which could be taken at a meeting of the shareholders may be taken without a meeting or a vote if the action is taken by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. The taking of action by shareholders without a meeting or vote must be evidenced by one or more written consents describing the action taken, signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary in order to take such action by written consent.

The Proposed Charter provides that any action required or permitted to be taken by the stockholders must be effected by a duly called annual or special meeting of such stockholders, and may not be effected by written consent of the stockholders.

Quorum	Board of Directors. Merida’s bylaws provide that a majority of directors will constitute a quorum for the transaction of business at any meeting of Merida’s board of directors.	Board of Directors. The Leafly Bylaws provide that a majority of the number of directors will constitute a quorum for the transaction of business at any meeting of the Leafly board of directors.

Board of Directors. The Proposed Bylaws provide that a majority of the directors of the New Leafly board of directors will constitute a quorum for the transaction of business at any meeting of the New Leafly board of directors.

	Merida	Leafly	New Leafly

Stockholders. Merida’s bylaws provide that, except as otherwise provided by statute or the Existing Charter, the presence, in person or by proxy, of the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of stockholders for the transaction of business.

Stockholders. The Leafly Bylaws provide that a majority of the votes entitled to be cast on a matter by the holders of shares that, pursuant to the Leafly Charter or the WBCA, are entitled to vote and be counted collectively upon such matter, represented in person or by proxy, will constitute a quorum of such shares at a meeting of shareholders.

Stockholders. Except as otherwise provided by applicable law, the Proposed Charter, or the Proposed Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of New Leafly representing a majority of the voting power of all outstanding shares of capital stock of New Leafly entitled to vote at such meeting will constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum of such class or series for the transaction of such business.

Anti-Takeover Provisions

The Existing Charter and Merida’s bylaws contain certain provisions that may make it difficult for a third party to acquire Merida, or for a change in the composition of Merida’s board of directors or management to occur, including a staggered board of directors, the absence of cumulative voting rights, a prohibition on stockholder action by written consent and the establishment of advance notice requirements for director nominations.

None.

The Proposed Charter and the Proposed Bylaws provide for a classified New Leafly board of directors, as well as other features such as limiting the ability of stockholders to transact business outside of stockholder meetings.

Merida	Leafly	New Leafly

Additionally, section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or any of its direct or indirect majority owned subsidiaries with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder under Section 203 is approved by Merida’s board of directors; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Merida outstanding at the time the transaction commenced but not including shares held by persons who are directors and also officers and shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by Merida’s board of directors and the holders of at least two-thirds of Merida’s outstanding voting stock, excluding shares held by the interested stockholder.

Additionally, section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or any of its direct or indirect majority owned subsidiaries with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder under Section 203 is approved by the board of New Leafly; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of New Leafly outstanding at the time the transaction commenced but not including shares held by persons who are directors and also officers and shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of New Leafly and the holders of at least two-thirds of New Leafly’s outstanding voting stock, excluding shares held by the interested stockholder.

	Merida	Leafly	New Leafly
Exclusive Forum Provisions

The Existing Charter provides that, unless Merida consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Merida, (ii) any action asserting a claim of breach of fiduciary duty owned by any director, officer or other employee of Merida to Merida or its stockholders, (iii) any action asserting a claim against Merida, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or Merida’s bylaws, or (iv) any action asserting a claim against Merida, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

The Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for any of the following actions: (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under

None.

The Proposed Bylaws provide that, unless New Leafly consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (i) any derivative action or proceeding brought on behalf of New Leafly; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of New Leafly to New Leafly or New Leafly’s stockholders; (iii) any action asserting a claim against New Leafly, its directors, officers or employees arising pursuant to any provision of the DGCL or New Leafly’s certificate of incorporation or bylaws; or (iv) any action asserting a claim against New Leafly, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of “(i)” through “(iv)” above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Unless New Leafly consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a

	Merida	Leafly	New Leafly

the Securities Act of 1933, as to which the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction.

The Existing Charter also provides that the foregoing provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

cause of action arising under the federal securities laws of the United States against New Leafly, its officers, directors, employees and/or underwriters.

This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder

Indemnification of Directors and Officers

The Existing Charter and Merida’s bylaws provide that to the fullest extent permitted by Section 145 of the DGCL, Merida shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by Merida in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Merida as authorized pursuant to the Existing Charter.

The Leafly Charter provides that Leafly will indemnify its directors to the fullest extent permitted by the WBCA, but that such indemnity will not apply on account of (i) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of the law, (ii) conduct of the director finally adjudged in violation of Chapter 23B.08.310 of the WBCA or (iii) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled. Additionally, the Leafly Bylaws provide that each person who was, is or is threatened to be made a named party to or is otherwise involved (including, without limitation, as a witness) in any threatened, pending or completed action,

The Proposed Charter provides that, to the fullest extent permitted by Delaware law, New Leafly will indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative, including an action by or in the right of New Leafly to procure a judgment in its favor (each referred to in this paragraph as a “proceeding”), by reason of the fact that he or she is or was a director or officer of New Leafly, or while a director or officer of New Leafly, is or was serving at the request of New Leafly as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust,

Merida	Leafly	New Leafly

suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (each referred to in this paragraph as a “proceeding”), by reason of the fact that he or she is or was a director or officer of Leafly or, that being or having been such a director or officer or an employee of Leafly, he or she is or was serving at the request of an executive officer of Leafly as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise (referred to in this paragraph as “indemnitee”), whether the basis of a proceeding is alleged action in an official capacity as such a director, officer, partner, trustee, employee or agent or in any other capacity while serving as such a director, officer, partner, trustee, employee or agent, will be indemnified and held harmless by Leafly against all expense, liability and loss (including counsel fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification will continue as to an indemnitee who has ceased to be a director, officer, partner, trustee, employee or agent and will inure to the benefit of the indemnitee’s heirs, executors and administrators.

other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent against all liability and loss suffered and expenses reasonably incurred in connection with such proceeding.

	Merida	Leafly	New Leafly
Limitation on Liability of Directors

The Existing Charter provides that a director of Merida shall not be personally liable to Merida or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Merida or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Merida shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Leafly Charter provides that, the liability of directors of Leafly for monetary damages will be eliminated to the fullest extent permissible under Washington law and that a director of Leafly will not be personally liable to Leafly or Leafly’s shareholders for monetary damages for conduct as a director, except for (i) acts or omissions involving intentional misconduct by the director or a knowing violation of the law by the director; (ii) conduct violating Chapter 23B.08.310 of the WBCA (which involves certain distributions by Leafly); and (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the WBCA is amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of a director of Leafly will be eliminated or limited to the fullest extent permitted by the WBCA, as so amended.

The Proposed Charter provides that a director of New Leafly will not be personally liable to New Leafly or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Corporate Opportunity

Under the Existing Charter, the doctrine of corporate opportunity, or any other analogous doctrine, does not apply with respect to Merida or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Existing Charter or in the future, and Merida renounces any expectancy that any of the directors or officers of Merida will offer any such corporate opportunity of which he or she may become aware to Merida. In addition to the foregoing, the doctrine of corporate opportunity does not apply to any other corporate

None.

The Proposed Charter provides that the doctrine of corporate opportunity, or any other analogous doctrine, will not apply with respect to New Leafly or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine to a corporate opportunity would conflict with any fiduciary duties or contractual obligations they may have. In addition to the foregoing, the doctrine of corporate opportunity will not apply to any other corporate opportunity with respect to any of the directors or officers of New Leafly unless such corporate opportunity is offered

	Merida	Leafly	New Leafly

opportunity with respect to any of the directors or officers of Merida unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of Merida and such opportunity is one that Merida is legally and contractually permitted to undertake and would otherwise be reasonable for Merida to pursue.

to such person solely in his or her capacity as a director or officer of New Leafly and such opportunity is one New Leafly is legally and contractually permitted to undertake and would otherwise be reasonable for New Leafly to pursue.

Amendments to Charter

Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires the approval of the board of directors and the adoption of such amendment by a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

The Existing Charter provides that any amendment to the Existing Charter prior to the earlier to occur of its initial business combination or the date that is 24 months after Merida’s initial public offering, no amendment to the sixth article of the Existing Charter shall be effective unless approved by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock. Merida is also required to provide the holders of public shares with the opportunity to convert their public shares into cash in connection with any such amendment.

The Leafly Charter provides that subject to applicable law, Leafly reserves the right to amend or repeal any of the provisions contained in the Leafly Charter in any manner now or hereafter permitted by law, and the rights of Leafly’s shareholders are granted subject to this reservation.

Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires the approval of the board of directors and the adoption of such amendment by a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

The Proposed Charter provides that New Leafly reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in the Proposed Charter (including any New Leafly Preferred Stock designations), in the manner now or hereafter prescribed by the Proposed Charter and the DGCL.

Notwithstanding anything contrary to the contrary contained in the Proposed Charter, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Article V, Section 7.1, Section 7.3, Article VIII, Article IX and Article XI of the Proposed Charter may be altered, amended or repealed in any respect unless, nor may any provision or bylaw inconsistent therewith be adopted, unless, in addition to any other vote required by the Proposed Charter or otherwise required by law, such alteration,

	Merida	Leafly	New Leafly

amendment, repeal or adoption is approved by the affirmative vote of the holders of at least two thirds voting power of the outstanding shares of capital stock of New Leafly entitled to vote generally in the election of directors, voting together as a single class.

Amendments to Bylaws

The Existing Charter provides that Merida’s board of directors will have the authority to make, alter and repeal Merida’s bylaws, subject to the power of the stockholders to alter or repeal any bylaw, whether adopted by them or otherwise. Merida’s bylaws further provide that the fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend, or repeal bylaws.

The Leafly Charter provides that the Leafly board of directors will have the power to adopt, amend or repeal the Leafly Bylaws. The shareholders will also have the power to amend or repeal the Leafly Bylaws and to adopt new bylaws. The Leafly Bylaws further provide that the Leafly Bylaws may be altered, amended or repealed and new bylaws may be adopted by the Leafly board of directors, except that the Leafly board of directors may not repeal or amend any bylaw that the shareholders have expressly provided, in amending or repealing such bylaw, may not be amended or repealed by the Leafly board of directors. All bylaws made by the Leafly board of directors may be amended, repealed, altered or modified by the shareholders.

The Proposed Charter provides that the New Leafly board of directors will have the power to adopt, amend, alter or repeal the Proposed Bylaws. The affirmative vote of a majority of the New Leafly board of directors will be required to adopt, amend, alter or repeal the Proposed Bylaws. The Proposed Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of New Leafly required by applicable law or the Proposed Charter (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of New Leafly entitled to vote generally in the election of directors, voting together as a single class, will be required for the stockholders to adopt, amend, alter or repeal the Proposed Bylaws; provided further, however that no bylaws of New Leafly adopted following the Proposed Charter will invalidate any prior act of the New Leafly board of directors that would have been valid if such bylaws had not been adopted.

	Merida	Leafly	New Leafly
Liquidation Events

The Existing Charter provides that in the event that Merida has not consummated an initial business combination within 24 months from the consummation of its initial public offering, Merida shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares for a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then held in the trust account, including interest (less any interest for income or franchise taxes payable), by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of public stockholders as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and Merida’s board of directors in accordance with applicable law, dissolve and liquidate, subject in each case to Merida’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

The Leafly Charter provides that, in the event of a Liquidation Event (as defined in the Leafly Charter), the holders of Leafly Preferred Stock then outstanding will be entitled to be paid out an amount as calculated in the Leafly Charter before any payment will be made to the holders of Leafly Common Stock. After the payment in full of all amounts required to be paid to the holders of shares of Leafly Preferred Stock, the remaining proceeds (if any) will be distributed among the holders of shares of Leafly Common Stock, pro rata based on the number of shares held by each such holder, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of stock treated adversely, voting separately as a separate class.

The Proposed Charter provides that, subject to the rights of the holders of any outstanding series of New Leafly Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of New Leafly, after payment or provision for payment of the debts and other liabilities of New Leafly, the holders of New Leafly Common Stock will be entitled to receive all the remaining assets of New Leafly available for distribution to its stockholders, ratably in proportion to the number of shares of New Leafly Common Stock held by them.

Restrictions on Transfer	None.

The Leafly Bylaws provide, subject to certain exceptions set forth in the Leafly Bylaws, that no shareholder shall sell, assign, pledge or in any manner transfer any of the shares of stock of Leafly or any right or interest therein, whether voluntary or by operation of law, or by gift or otherwise, except by a transfer that meets the requirements set forth in the Leafly Bylaws. If the shareholder desires to sell or otherwise transfer, or is required

The Proposed Bylaws provide, subject to certain exceptions set forth in the Proposed Bylaws, that the holders (the “Lockup Holders”) of shares of Common Stock issued (i) as consideration in the Business Combination, (ii) to directors, officers and employees of New Leafly and other individuals upon the settlement or exercise of restricted stock units, options or other equity awards outstanding as of immediately following the closing of the Business

Merida	Leafly	New Leafly

to transfer involuntarily, any of his shares, then the shareholder shall first give written notice thereof to Leafly. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. For 30 days following receipt of such notice, Leafly will have the option to purchase all or any portion of the shares specified in the notice at the price and upon the terms set forth in such notice in accordance with the procedures set forth in the Leafly Charter. In the event Leafly and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring shareholder’s notice, said transferring shareholder may, within the sixty-day period following the expiration or waiver of the option rights granted to Leafly and/or its assignees(s) in the Leafly Charter, transfer the shares specified in said transferring shareholder’s notice which were not acquired by Leafly and/or its assignees(s) as specified in said transferring shareholder’s notice. All shares so sold by said transferring shareholder will continue to be subject to the provisions of this paragraph in the same manner as before said transfer.

Combination in respect of awards of Leafly outstanding immediately prior to the closing of the Business Combination, or (iii) to directors, officers and employees of New Leafly and other individuals pursuant to the 2021 Equity Incentive Plan as Incentive Shares (as defined in the 2021 Equity Incentive Plan), may not Transfer any Lockup Shares until the end of the period beginning on the closing date of the Business Combination and ending on the date that is 180 days after the closing date of the Business Combination. Notwithstanding anything to the contrary, in no event will a holder of shares Common Stock who purchased such shares pursuant to a private placement in connection with the Business Combination be deemed to be a Lockup Holder.

	Merida	Leafly	New Leafly
Redemption Rights

The Existing Charter provides that, in connection with its initial business combination, Merida shall provide the holders of public shares with the opportunity to have Merida redeem their public shares for cash, as described in more detail under “— Liquidation Events” above.

The Leafly Charter provides that if Leafly does not effect a dissolution of Leafly within ninety days of a Liquidation Event (as defined in the Leafly Charter), the holders of Leafly Preferred Stock have the right to require Leafly to redeem their Leafly Preferred Stock at a price per share equal to the Series A Liquidation Amount (as defined in the Leafly Charter).

None.
Dissenters’ Rights

The DGCL provides that qualifying stockholders of a Delaware corporation may, in connection with certain mergers and consolidations in which the corporation is a constituent party, be entitled to an appraisal by the Court of Chancery of the State of Delaware of the fair value of such stockholder’s shares.

The WBCA provides that qualifying shareholders of a Washington corporation may, in connection with certain corporate actions including a plan of merger, be entitled to dissent from such corporate action and obtain payment of the fair value of the shareholder’s shares as set forth in Chapter 23B.13 of the WBCA.

The DGCL provides that qualifying stockholders of a Delaware corporation may, in connection with certain mergers and consolidations in which the corporation is a constituent party, be entitled to an appraisal by the Court of Chancery of the State of Delaware of the fair value of such stockholder’s shares.

DESCRIPTION OF NEW LEAFLY’S SECURITIES AFTER THE MERGERS

The following description summarizes the material terms of New Leafly’s capital stock, as expected to be in effect upon the consummation of the Business Combination. Assuming the adoption of the Proposed Charter by our stockholders at the special meeting and the implementation by the Merida board of the Proposed Bylaws in connection with the closing of the Business Combination, this description summarizes the provisions that will be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Securities,” you should refer to the Proposed Charter, Proposed Bylaws, and Amended and Restated Registration Rights Agreement, which are included as Annex B and Exhibits 3.2 and 10.2, respectively, to this proxy statement/prospectus/consent solicitation statement, and to the applicable provisions of Delaware law.

Authorized and Outstanding Stock

Upon the consummation of the Business Combination, New Leafly’s authorized capital stock will consist of:

•        200,000,000 shares of New Leafly Common Stock, $0.0001 par value per share; and

•        5,000,000 shares of New Leafly Preferred Stock, $0.0001 par value per share.

As of the record date for the special meeting, there were 14,982,073 shares of Common Stock outstanding, held of record by approximately [•] holders of Common Stock, no shares of Preferred Stock outstanding and 10,451,087 Warrants outstanding held of record by approximately [•] holders of Warrants. The number of stockholders of record does not include The Depository Trust Company participants or beneficial owners holding shares through nominee names. New Leafly will be authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of its capital stock.

Voting Rights

Except as otherwise required by law or the Proposed Charter, the holders of New Leafly Common Stock will exclusively possess all stockholder voting power with respect to New Leafly. Holders of New Leafly Common Stock will be entitled to one vote per share on each matter properly submitted to a vote of stockholders. The holders of New Leafly Common Stock will at all times vote together as one class on all matters submitted to a vote of stockholders, unless otherwise required by Delaware law or the Proposed Charter. If New Leafly has multiple classes of common stock in the future, then Delaware law could require holders of shares of a class of capital stock to vote separately as a single class in the following circumstances:

•        if we were to seek to amend the Proposed Charter to increase or decrease the par value of a class of the capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•        if we were to seek to amend the Proposed Charter in a manner that alters or changes the powers, preferences, or special rights of a class of capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Election of Directors

The Proposed Charter provides for a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. The Proposed Charter does not provide for cumulative voting for the election of directors.

Dividend Rights

Subject to the rights, if any, of the holders of any outstanding series of the New Leafly Preferred Stock, the holders of New Leafly Common Stock are entitled to receive dividends and other distributions (payable in cash, property or capital stock of New Leafly) when, as and if declared by the New Leafly board of directors out of any assets or funds legally available and will share equally on a per share basis in such dividends and distributions.

No Preemptive or Similar Rights

New Leafly Common Stock will not be entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Liquidation, Dissolution and Winding Up

Subject to the rights, if any, of the holders of any outstanding shares of the New Leafly Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of New Leafly, the holders of New Leafly Common Stock will be entitled to receive all the remaining assets of New Leafly available for distribution to its stockholders, ratably in proportion to the number of shares of the New Leafly Common Stock held by them.

Earn-Out Shares

Under the Merger Agreement, the holders of Leafly Common Stock, Leafly Preferred Stock and, assuming the adoption of the Earnout Plan Proposal, Participants, will have the contingent right to receive up to an aggregate of 6,000,000 Earnout Shares, as follows: (a) 3,000,000 shares of New Leafly Common Stock upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event (with a reduced number of shares to be issued in the event that New Leafly’s gross revenue for the year ending December 31, 2022 equals or exceeds 90% of the revenue required in the First Revenue Triggering Event, and a gross-up in the event that the First Price Triggering Event occurs thereafter); (b) 3,000,000 shares of New Leafly Common Stock upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event (with a reduced number of shares to be issued in the event that New Leafly’s gross revenue for the year ending December 31, 2023 equals or exceeds 90% of the revenue required in the Second Revenue Triggering Event, and a gross-up in the event that the Second Price Triggering Event occurs thereafter). The Merger Agreement also provides a catch-up provision, such that all Earnout Shares will be issuable upon achievement of the Second Revenue Triggering Event or Second Price Triggering Event, notwithstanding a failure to achieve the First Revenue Triggering Event or First Price Triggering Event.

Additionally, if a Change of Control that will result in the holders of New Leafly Common Stock receiving a per share price equal to or in excess of the per share price required in connection with the First Price Triggering Event or the Second Price Triggering Event occurs at a time when Earnout Shares are earnable, then immediately prior to the consummation of such Change of Control (a) the applicable triggering event that has not previously occurred will be deemed to have occurred and (b) the applicable Earnout Shares will be issued. The earnout provisions are described in more detail in this proxy statement/prospectus/consent solicitation statement in the section entitled “Proposal No. 1 — The Business Combination Proposal — Structure of the Mergers.”

New Leafly Preferred Stock

The New Leafly board of directors will be authorized, subject to limitations prescribed by the law of the State of Delaware, to issue New Leafly Preferred Stock from time to time in one or more series. The New Leafly board of directors will be authorized to establish the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The New Leafly board of directors is able, without stockholder approval, to issue New Leafly Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the New Leafly Common Stock and could have anti-takeover effects. The ability of the New Leafly board of directors to issue New Leafly Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New Leafly or the removal of existing management. There are no current plans to issue any shares of New Leafly Preferred Stock.

Warrants

Each whole Warrant entitles the registered holder to purchase one share of New Leafly Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time beginning 30 days after the closing of the Business Combination. The Warrants will expire on at 5:00 p.m., New York City time on the date that is five years after the Closing Date, or earlier upon redemption or liquidation. The private warrants are identical to the

Warrants underlying the Units except that the private warrants are exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by New Leafly, in each case so long as they are still held by the Sponsor, EarlyBirdCapital, or their permitted transferees.

New Leafly may call the Warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per Warrant in the following circumstances:

•        at any time after the Warrants become exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each Warrant holder after the Warrants become exercisable;

•        if, and only if, the reported last sale price of the shares of New Leafly Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to Warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the shares of New Leafly Common Stock underlying such Warrants.

If the foregoing conditions are satisfied and New Leafly issues a notice of redemption, each Warrant holder can exercise his, her or its Warrant prior to the scheduled redemption date. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants. However, we cannot assure you of this. The price of the shares of New Leafly Common Stock may fall below the $18.00 trigger price as well as the $11.50 Warrant exercise price after the redemption notice is issued.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of New Leafly Common Stock equal to the quotient obtained by dividing (a) the product of the number of shares of New Leafly Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (b) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of New Leafly Common Stock for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants are issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as Warrant Agent, and us. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, or to add or change any other provisions with respect to matters or questions arising under the Warrant Agreement as New Leafly and the Warrant Agent may deem necessary or desirable and that they, relying on the advice of counsel, deem shall not adversely affect the interest of the registered holders. The Warrant Agreement requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Warrants (including the private warrants) in order to make any change that adversely affects the interests of the registered holders. Notwithstanding the foregoing, New Leafly may lower the exercise price of the Warrants or extend the duration of the exercise period without the consent of the registered holders.

The exercise price and number of shares of New Leafly Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of shares of New Leafly Common Stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant Certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of New Leafly Common Stock and any voting rights until they exercise their Warrants and receive shares of New Leafly Common Stock. After the issuance of shares of New Leafly Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of New Leafly Common Stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of New Leafly Common Stock. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the New Leafly Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so. If a registration statement covering the shares of New Leafly Common Stock issuable upon exercise of the Warrants is not effective within 90 days of the Closing Date, Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of New Leafly Common Stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of New Leafly Common Stock to be issued to the Warrant holder.

Anti-Takeover Provisions

Some provisions of Delaware law, the Proposed Charter, and the Proposed Bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of New Leafly by means of a tender offer; an acquisition of New Leafly by means of a proxy contest or otherwise; or the removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in New Leafly’s best interests, including transactions that provide for payment of a premium over the market price for New Leafly’s shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Leafly to first negotiate with the New Leafly board of directors. We believe that the benefits of the increased protection of New Leafly’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure New Leafly outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

New Leafly will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•        prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions the New Leafly board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of New Leafly Common Stock held by stockholders.

Proposed Charter and Proposed Bylaws provisions

The Proposed Charter and Proposed Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of New Leafly’s management team, including the following:

•        Board of Directors Vacancies.    The Proposed Charter will authorize only the New Leafly board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the New Leafly board of directors is permitted to be set only by a resolution adopted by a majority vote of the New Leafly board of directors. These provisions prevent a stockholder from increasing the size of the board of directors of New Leafly and then gaining control of the New Leafly board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the New Leafly board of directors but promotes continuity of management.

•        Classified Board.    The Proposed Charter will provide that the New Leafly board of directors is divided into three classes of directors. For more information on the classified board, see the section entitled “Management of New Leafly.” The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of New Leafly as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•        Directors Removed Only for Cause.    The Proposed Charter will provide that stockholders may remove directors only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

•        Supermajority Requirements for Amendments of The Proposed Charter and Proposed Bylaws.    The Proposed Charter will further provide that the affirmative vote of holders of at least two thirds of the voting power of the outstanding shares of capital stock will be required to amend certain provisions of the Proposed Charter, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, indemnification and limited liability, corporate opportunity and amendments. The affirmative vote of holders of at least a majority of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class, will be required for the stockholders to adopt, amend, alter or repeal the Proposed Bylaws, although the Proposed Bylaws may be amended by a majority vote of the New Leafly board of directors.

•        Stockholder Action; Special Meetings of Stockholders.    The Proposed Charter will provide that, subject to the rights of the holders of any outstanding series of New Leafly Preferred Stock and the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairman of the New Leafly board of directors, the chief executive officer or the New Leafly board of directors pursuant to a resolution adopted by a majority of the New Leafly board of directors, and specifically denies the ability of stockholders to call a special meeting. The Proposed Charter will provide that the stockholders may not take action by written consent, but may only take action at a duly called annual or special meetings of stockholders. As a result, holders of capital stock would not be able to amend the Proposed Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Proposed Bylaws. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•        Notice Requirements for Stockholder Proposals and Director Nominations.    The Proposed Bylaws will provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Proposed Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Leafly.

•        No Cumulative Voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Proposed Charter will not provide for cumulative voting.

•        Issuance of Undesignated New Leafly Preferred Stock.    The New Leafly board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated New Leafly Preferred Stock with rights and preferences, including voting rights, designated from time to time by the New Leafly board of directors. The existence of authorized but unissued shares of New Leafly Preferred Stock will enable the New Leafly board of directors to render more difficult or to discourage an attempt to obtain control of New Leafly by means of a merger, tender offer, proxy contest, or other means.

•        Choice of Forum.    The Proposed Bylaws will provide that unless New Leafly consents in writing to the selection of an alternative forum, the Court of Chancery will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of New Leafly; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Leafly or New Leafly’s stockholders; (c) any action asserting a claim against New Leafly, its directors, officers or employees arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws; or (d) any action asserting a claim against New Leafly, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of “(a)” through “(d)” above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Unless New Leafly consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States against New Leafly, its officers, directors, employees and/or underwriters. This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Leafly Common Stock or Warrants of New Leafly for at least six months would be entitled to sell their securities provided that (a) such person is not deemed to have been one of New Leafly’s affiliates at the time of, or at any time during the three months preceding, a sale and (b) New Leafly is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Leafly was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Leafly Common Stock or Warrants of New Leafly for at least six months but who are affiliates of New Leafly at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of the New Leafly Common Stock then outstanding; or

•        the average weekly reported trading volume of the New Leafly Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Leafly under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Leafly.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus/consent solicitation statement, Merida had 16,371,940 shares of Common Stock outstanding. All of the 3,250,388 sponsor shares and 120,000 shares issued to EBC are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the Business Combination is approved, the shares of New Leafly Common Stock that Leafly shareholders receive in connection with the Business Combination will be freely tradable without restriction or further registration under the Securities Act, except for any shares issued to affiliates of New Leafly within the meaning of Rule 144. In addition, under the Proposed Bylaws, all Leafly shareholders who will receive shares of New Leafly Common Stock in connection with the Business Combination as well as directors, officers and employees of Leafly and other individuals who will receive shares of New Leafly Common Stock upon the settlement or exercise of restricted stock units, options or other equity awards outstanding immediately following the closing of the Business Combination will be bound by certain restrictions on their ability to transfer such shares of New Leafly Common Stock for a period of 180 days after the closing of the Business Combination. See the section entitled “Proposal No. 1 — The Business Combination — Sale Restrictions” for more information.

As of the date of this proxy statement/prospectus/consent solicitation statement, there are 10,451,087 Warrants of Merida outstanding, consisting of 6,500,776 Warrants originally sold as part of the units issued in Merida’s initial public offering, and 3,950,311 private warrants that were sold in a private placement to the Sponsor and EBC in connection with Merida’s initial public offering. Each Warrant entitles the registered holder to purchase one share of New Leafly Common Stock at a price of $11.50 per share, in accordance with the terms of the Warrant agreements governing the warrants. 6,500,776 of these Warrants are freely tradable. Pursuant to the Amended and Restated Registration Rights Agreement, we agreed to file a registration statement under the Securities Act covering the 3,950,311 shares of New Leafly Common Stock issuable upon the exercise of the private warrants as soon as reasonably practicable but in any event within 30 days after the Closing Date. In addition, pursuant to the Warrant Agreement, we agreed to use our best efforts to file no later than 90 days after the closing a registration statement under the Securities Act covering all of the shares of the New Leafly Common Stock that may be issued upon the exercise of the Warrants, and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the Warrants.

Merida anticipates that following the consummation of the Business Combination, New Leafly will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

Registration Rights

At the closing of the Business Combination, the Company will enter into the Amended and Restated Registration Rights Agreement, substantially in the form attached as Exhibit 10.2 to this proxy statement/prospectus/consent solicitation statement, with the registration rights holders. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, (a) any (i) outstanding share of New Leafly Common Stock or any private warrants, and (ii) shares of New Leafly Common Stock issued as Earn Out Shares to Leafly holders or issuable as Earn Out Shares pursuant to the Earnout Plan and (b) any other equity security of New Leafly issued or issuable with respect to any such share of New Leafly Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, will be entitled to registration rights.

The Amended and Restated Registration Rights Agreement provides that New Leafly will, as soon as reasonably practicable, but in any event within 30 days after the consummation of the transactions contemplated by the Merger Agreement, file with the SEC a shelf registration statement registering the resale of the registration rights holders shares and will use its commercially reasonable best efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline. The Sponsor, EBC, and their transferees may demand not more than three demand registrations or shelf underwritten offerings in the aggregate and not more than two demand registrations in any twelve-month period, and the Leafly holders may demand not more than six demand registrations or shelf underwritten offerings in the aggregate and not more than two demand registrations in any twelve-month period, and New Leafly will not be obligated to participate in more than four demand registrations or shelf underwritten offerings, in any twelve-month period. New Leafly will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement.

For a detailed description of the Registration Rights Agreement, see the section of this proxy statement/prospectus/consent solicitation statement titled “The Business Combination Proposal — Related Agreements.”

Limitation of Liability and Indemnification

The Proposed Charter and the Proposed Bylaws will provide that New Leafly will indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by Delaware law.

Delaware law prohibits the Proposed Charter from limiting the liability of New Leafly’s directors for the following:

•        any breach of the director’s duty of loyalty to New Leafly or to its stockholders;

•        acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•        any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of New Leafly’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Under the Proposed Bylaws, New Leafly can purchase insurance, at its expense, to protect itself and/or any director, officer, employee or agent against any expense, liability or loss, whether or not New Leafly would have the power to indemnify such person against expense, liability or loss under Delaware law. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The limitation of liability and indemnification provisions that will be in the Proposed Charter and Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit New Leafly and its stockholders. Moreover, a stockholder’s investment may be harmed to the extent New Leafly pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exchange Listing

We intend to apply for the listing of New Leafly Common Stock and Warrants on Nasdaq under the symbols “LFLY” and “LFLYW,” respectively, upon the consummation of the Business Combination.

Transfer Agent and Registrar; Warrant Agent

The transfer agent and registrar for New Leafly’s Common Stock, and the warrant agent for the Warrants will be Continental Stock Transfer & Trust Company.

DISSENTERS’ RIGHTS

Merida

Neither Merida stockholders nor warrant holders have appraisal rights under Delaware law in connection with the Mergers.

Leafly

In accordance with Chapter 23B.13 of the WBCA, Leafly shareholders have the right to dissent from the Mergers and to receive payment in cash for the fair value of their shares of Leafly Stock. Leafly shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 23B.13 of the WBCA in order to perfect their rights. Leafly will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a Leafly shareholder in order to dissent from the Mergers and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23B.13 of the WBCA, the full text of which is set forth in Annex G.

A Leafly shareholder who wishes to assert dissenters’ rights must (a) deliver to Leafly notice of the shareholder’s intent to demand payment for the shareholder’s shares of Leafly Stock if the Mergers are effected, and (b) not vote such shares in favor of the Mergers. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Leafly at the following address within the requisite time period:

600 1st Ave, Ste LL20

Seattle, WA 98104

A Leafly shareholder who does not deliver to Leafly prior to [•], 2021 the shareholder’s intent to demand payment for the fair value of the shares will lose the right to exercise dissenters’ rights. In addition, any Leafly shareholder electing to exercise dissenters’ rights must either vote against the Mergers or abstain from voting.

Within 30 days after the Mergers occur or receipt of the payment demand, whichever is later, Leafly shall pay each dissenter with properly perfected dissenters’ rights Leafly’s estimate of the fair value of the shareholder’s interest, plus accrued interest from the effective date of the Mergers. “Fair value” means the value of the shares immediately before the effective date of the Mergers, excluding any appreciation or depreciation in anticipation of the Mergers. The rate of interest is generally required to be the average rate at which Leafly can borrow money on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

A dissenter who is dissatisfied with Leafly’s estimate of the fair value or believes that interest due is incorrectly calculated may notify Leafly of the dissenter’s estimate of the fair value and amount of interest due. If Leafly does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value then Leafly must, within 60 days, petition a court to determine the fair value.

No Leafly shareholder who has validly exercised its dissenters’ rights pursuant to Chapter 23B.13 of the WBCA (a “dissenting shareholder”) with respect to its Leafly Stock (such shares, “dissenting shares”) will be entitled to receive any portion of the Merger Consideration with respect to the dissenting shares owned by such dissenting shareholder unless and until such dissenting shareholder fails to perfect or otherwise waives, withdraws or loses its dissenting rights under the WBCA. Each dissenting shareholder will be entitled to receive only the payment resulting from the procedure set forth in Chapter 23B.13 of the WBCA with respect to the dissenting shares owned by such dissenting shareholder. Leafly will give Merida prompt written notice of any demand received by Leafly from a dissenting shareholder, any attempted withdrawal of any such demand and any other instrument served pursuant to the WBCA, and received by Leafly relating to rights to be paid the fair value of dissenting shares, and Merida will have the right to participate in all negotiations and proceedings with respect to such demands. Leafly will not, except with the prior written consent of Merida (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a notice of the shareholder’s intent to demand payment or otherwise comply with the provisions under Chapter 23B.13 of the WBCA, or agree or commit to do any of the foregoing. Notwithstanding anything to the contrary contained in the Merger Agreement, the dissenting shareholders will have no rights to any portion of the Merger Consideration with respect to any dissenting shares.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF DISSENTERS’ RIGHTS. In view of the complexity of Chapter 23B.13 of the WCBA, holders of shares of Leafly Stock who may wish to pursue dissenters’ rights should consult their legal and financial advisors.

STOCKHOLDER PROPOSALS

The New Leafly 2022 annual meeting of stockholders will be held no later than June, 2022 unless the date is changed by the board of directors. If you are a stockholder of New Leafly and you want to include a proposal in the proxy statement for the 2022 annual meeting, you must comply with the requirements of Rule 14a-8 of the Exchange Act and the Proposed Bylaws. You should direct any proposals to New Leafly’s secretary at its principal office which will be located at 600 1st Ave, Ste LL20, Seattle, WA 98104. If you are a stockholder of New Leafly and you want to present a matter of business to be considered at the 2022 annual meeting, under New Leafly’s bylaws you must give timely notice of the matter, in writing, to New Leafly’s secretary. To be timely, the notice has to comply with the requirements in the Proposed Bylaws.

OTHER STOCKHOLDER COMMUNICATIONS

Following the Business Combination, stockholders and interested parties may communicate with New Leafly’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Leafly Holdings Inc., 1st Ave, Ste LL20, Seattle, WA 98104. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

EXPERTS

The financial statements of Merida Merger Corp. I as of December 31, 2020 and 2019 appearing in this proxy statement/prospectus/consent solicitation statement have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Leafly Holdings, Inc. as of December 31, 2020 and 2019 appearing in this proxy statement/prospectus/consent solicitation statement have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Merida and service providers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of Merida’s annual report to stockholders and Merida’s proxy statement. Upon written or oral request, Merida will deliver a separate copy of the annual report to stockholders and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that Merida deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that Merida deliver single copies of such documents in the future. Stockholders may notify Merida of their requests by calling or writing Merida at its principal executive offices, 641 Lexington Avenue, 18th Floor, New York, NY 10022. Following the Business Combination, such requests should be made by writing New Leafly at ir@leafly.com or 600 1st Ave, Ste LL20, Seattle, WA 98104.

WHERE YOU CAN FIND MORE INFORMATION

Merida has filed this proxy statement/prospectus/consent solicitation statement as part of a registration statement on Form S-4 with the SEC under the Securities Act. The registration statement contains exhibits and other information that are not contained in this proxy statement/prospectus/consent solicitation statement. The descriptions in this proxy statement/prospectus/consent solicitation statement of the provisions of documents filed as exhibits to the registration statement are only summaries of those documents’ material terms. You may read copies of such documents, along with copies of reports, proxy statements and other information filed by Merida with the SEC at the SEC’s website: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus/consent solicitation statement or any annex to this proxy statement/prospectus/consent solicitation statement are qualified in all respects by reference to the copy of the relevant document or other annex filed as an exhibit to this proxy statement/prospectus/consent solicitation statement.

All information contained in this document relating to Merida has been supplied by Merida, and all such information relating to Leafly has been supplied by Leafly. Information provided by one or the other of such parties does not constitute any representation, estimate or projection from one to the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Peter Lee, President and Chief Financial Officer
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, New York 10022
(212) 818-8800

INDEX TO FINANCIAL STATEMENTS

Merida MERGER Corp. I

Leafly HOLDINGS, INC. and Subsidiaries

LEAFLY — AUDITED FINANCIAL STATEMENTS

LEAFLY — UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MERIDA MERGER CORP. I
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	(Unaudited)	(Restated)
ASSETS
Current assets
Cash	$101,541	$171,540
Prepaid expenses and other current assets	232,723	99,735
Total Current Assets	334,264	271,275

Marketable securities held in Trust Account	130,203,176	130,681,047
TOTAL ASSETS	$130,537,440	$130,952,322

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$264,828	147,830
Income taxes payable	—	5,883
Due to Sponsor	16,458	16,458
Promissory note – related party	400,339	339
Total Current Liabilities	681,625	170,510

Warrant liability	7,229,069	3,950,311
Deferred tax liability	—	432
Total Liabilities	7,910,694	4,121,253

Commitments
Common stock subject to possible redemption 13,001,552 shares at redemption value as of September 30, 2021 and December 31, 2020	130,178,936	130,544,959

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,370,388 shares issued and outstanding (excluding 13,001,552 shares subject to possible redemption) as of September 30, 2021 and December 31, 2020	337	337
Accumulated deficit	(7,552,527)	(3,714,227)
Total Stockholders’ Deficit	(7,552,190)	(3,713,890)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$130,537,440	$130,952,322

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MERIDA MERGER CORP. I
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating costs	$440,194	$153,230	$953,102	$512,896
Loss from operations	(440,194)	(153,230)	(953,102)	(512,896)

Other income (expense):
Interest earned on marketable securities held in Trust Account	1,870	42,577	27,537	757,577
Unrealized gain (loss) on marketable securities held in Trust Account	—	1,474	—	(2,594)
Change in fair value of warrant liability	(2,449,193)	(197,516)	(3,278,758)	(197,516)
Other (expense) income, net	(2,447,323)	(153,465)	(3,251,221)	557,467

(Loss) income before provision for income taxes	(2,887,517)	(306,695)	(4,204,323)	44,571
Benefit from (provision for) income taxes	—	22,871	—	(51,031)
Net loss	$(2,887,517)	$(283,824)	$(4,204,323)	$(6,460)

Weighted average shares outstanding, Common Stock subject to possible redemption(1)	13,001,552	13,001,552	13,001,552	13,001,552

Basic and diluted net income per share, Common Stock subject to possible redemption(1)	$(0.18)	$(0.02)	$(0.26)	$(0.00)

Weighted average shares outstanding, Common Stock(1)	3,370,388	3,370,388	3,370,388	3,370,388

Basic and diluted net loss per share, Common Stock(1)	$(0.18)	$(0.02)	$(0.26)	$(0.00)

____________

(1)      Calculation of the weighted shares outstanding and earnings per share for previously reported quarters have been restated, (see Note 2)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MERIDA MERGER CORP. I
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(RESTATED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2021 (Restated – see Note 2)	3,370,388	$337	$—	$(3,714,227)	$(3,713,890)
Accretion for common stock to redemption amount	—	—	—	228,900	228,900
Net loss	—	—	—	(886,006)	(886,006)
Balance – March 31, 2021 (Restated – see Note 2)	3,370,388	$337	$—	$(4,371,333)	$(4,370,996)
Accretion for common stock to redemption amount	—	—	—	91,504	91,504
Net loss	—	—	—	(430,800)	(430,800)
Balance – June 30, 2021 (Restated – see Note 2)	3,370,388	$337	$—	$(4,710,629)	$(4,710,292)
Accretion for common stock to redemption amount	—	—	—	45,619	45,619
Net loss	—	—	—	(2,887,517)	(2,887,517)
Balance – September 30, 2021 (Restated – see Note 2)	3,370,388	$337	$—	$(7,552,527)	$(7,552,190)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2020 (Restated – see Note2)	3,370,388	$337	$—	$(1,492,550)	$(1,492,213)
Accretion for common stock to redemption amount	—	—	—	(336,906)	(336,906)
Net income	—	—	—	376,330	376,330
Balance – March 31, 2020 (Restated – see Note 2)	3,370,388	$337	—	(1,453,126)	(1,452,789)
Accretion for common stock to redemption amount	—	—	—	(1,721)	(1,721)
Net loss	—	—	—	(98,966)	(98,966)
Balance – June 30, 2020 (Restated – see Note 2)	3,370,388	$337	$—	$(1,553,813)	$(1,553,476)
Accretion for common stock to redemption amount	—	—	—	7,967	7,967
Net loss	—	—	—	(283,824)	(283,824)
Balance – September 30, 2020 (Restated – see Note 2)	3,370,388	$337	$—	$(1,829,670)	$(1,829,333)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MERIDA MERGER CORP. I
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended September 30,
	2021	2020
Cash Flows from Operating Activities:
Net loss	$(4,204,323)	$(6,460)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	3,278,758	197,516
Interest earned on marketable securities held in Trust Account	(27,537)	(757,577)
Unrealized loss on marketable securities held in Trust Account	—	2,594
Deferred tax benefit	(432)	(592)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(132,988)	37,870
Accounts payable and accrued expenses	116,998	(16,764)
Income taxes payable	(5,883)	3,844
Net cash used in operating activities	(975,407)	(539,569)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for franchise, income tax payments, and working capital needs	505,408	419,894
Net cash provided by investing activities	505,408	419,894

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	400,000	—
Net cash provided by financing activities	400,000	—

Net Change in Cash	(69,999)	(119,675)
Cash – Beginning	171,540	362,570
Cash – Ending	$101,541	$242,895

Supplementary cash flow information:
Cash paid for income taxes	$19,953	$41,039

Non-cash investing and financing activities:
Change in value of common stock subject to possible redemption (Restated – see Note 2)	$146,856	$512,502

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 1 — Description of Organization, Business Operations and Going Concern

Merida Merger Corp. I (the “Company”) was incorporated in Delaware on June 20, 2019. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). Merida Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of the Company (“First Merger Sub”), Merida Merger Sub II, LLC, a Washington limited liability company and wholly-owned subsidiary of the Company (“Second Merger Sub”) were established.

Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on companies in the cannabis industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2021, the Company had not commenced any operations. All activity through September 30, 2021 relates to the Company’s formation, the IPO (“IPO”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO, and non-operating income or expenses from the change in fair value of warrant liabilities.

The registration statements for the Company’s IPO were declared effective on November 4, 2019. On November 7, 2019, the Company consummated the IPO of 12,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $120,000,000, which is described in Note 4.

Simultaneously with the closing of the IPO, the Company consummated the sale of 3,750,000 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant in a private placement to Merida Holdings, LLC and EarlyBirdCapital, Inc. (“EarlyBirdCapital”), generating gross proceeds of $3,750,000, which is described in Note 5.

Following the closing of the IPO on November 7, 2019, an amount of $120,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account to the Company’s stockholders, as described below.

On November 12, 2019, the underwriters notified the Company of their intention to partially exercise their over-allotment option on November 13, 2019. As such, on November 13, 2019 the Company consummated the sale of an additional 1,001,552 Units, at $10.00 per Unit, and the sale of an additional 200,311 Private Warrants, at $1.00 per Private Warrant, generating total gross proceeds of $10,215,831. A total of $10,015,520 of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $130,015,520.

Transaction costs amounted to $3,412,939 consisting of $2,600,311 of underwriting fees and $812,628 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 1 — Description of Organization, Business Operations and Going Concern (cont.)

Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination in connection with a stockholder meeting called to approve the Business Combination. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations and up to $250,000 per 12-month period for working capital needs). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. The Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules. The Company’s Sponsor and EarlyBirdCapital have agreed to vote their Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and any Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to consummate a Business Combination, and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a public stockholders’ ability to convert their shares in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company originally had until November 7, 2021 to consummate a Business Combination. On October 29, 2021 the Company’s stockholders voted to extend the date in which the Company has to consummate a business combination to December 31, 2021 (the “Combination Period”). As a result of the extension, holders of an aggregate of 1,389,867 shares of Merida’s common stock exercised their right to redeem their shares for an aggregate of approximately $13.9 million in cash. If the Company is unable to complete a Business Combination within the Combination Period or it is not otherwise extended by stockholders again, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 1 — Description of Organization, Business Operations and Going Concern (cont.)

In order to protect the amounts held in the Trust Account, Merida Manager III LLC, the general partner of the Sponsor, has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Merida Manager III LLC will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Merida Manager III LLC will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or closing of a Business Combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity and Going Concern

As of September 30, 2021, the Company had $101,541 in its operating bank accounts, $130,203,176 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $323,121.

The Company intends to complete a Business Combination by December 31, 2021. However, in the absence of a completed Business Combination, the Company may require additional capital. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until December 31, 2021 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 31, 2021.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 2 — Restatement of Previously Issued Financial Statements

In connection with the preparation of the Company’s condensed financial statements as of September 30, 2021 and in accordance with the SEC and its staff’s guidance on redeemable equity instruments, ASC 480, paragraph 10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity, management determined it should restate its previously reported condensed financial statements. The Company had previously determined the shares of Common Stock subject to possible redemption to be equal to the redemption value of $10.00 per share of Common Stock while also taking into consideration that a redemption cannot result in net tangible assets being less than $5,000,001. Management has also determined that the shares of Common Stock issued in connection with the Initial Public Offering can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control.

Therefore, management has concluded that the redemption value should include all the shares of Common Stock subject to possible redemption, resulting in the shares of Common Stock subject to possible redemption being equal to their redemption value. In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the changes and has determined that the related impact was material to previously presented financial statements. As a result, management has noted a restatement related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the shares of Common Stock subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and the shares of Common Stock.

The revision do not result in any change in the Company’s total assets, liabilities or operating results.

The impact of the restatement on the Company’s financial statements is reflected in the following table:
Balance Sheet as of November 7, 2019 (audited)	As Previously Reported	Adjustment	As Restated
Common stock subject to possible redemption	$112,525,160	$7,474,840	$120,000,000
Common stock	$432	$(75)	$357
Additional paid-in capital	$5,020,136	$(5,020,136)	$—
Accumulated deficit	$(20,567)	$(2,454,196)	$(2,475,196)
Total stockholders’ equity (deficit)	$5,000,001	$(7,474,840)	$(2,474,839)
Number of shares subject to redemption	11,252,516	747,484	12,000,000

Balance Sheet as of December 31, 2019 (audited)
Common stock subject to possible redemption	$123,705,148	$6,492,214	$130,197,362
Common stock	$402	$(65)	$337
Additional paid-in capital	$3,693,446	$(3,693,446)	$—
Accumulated deficit	$1,306,153	$(2,798,703)	$(1,492,550)
Total stockholders’ equity (deficit)	$5,000,001	$(6,492,214)	$(1,492,513)
Number of shares subject to redemption	12,353,237	648,315	13,001,552

Balance Sheet as of March 31, 2020 (unaudited)
Common stock subject to possible redemption	$124,081,469	$6,452,799	$130,534,268
Common stock	$402	$(65)	$337
Additional paid-in capital	$3,317,125	$(3,317,125)	$—
Accumulated deficit	$1,682,483	$(3,135,609)	$(1,453,126)
Total stockholders’ equity (deficit)	$5,000,010	$(6,452,799)	$(1,452,789)
Number of shares subject to redemption	12,358,836	642,716	13,001,552

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

Balance Sheet as of November 7, 2019 (audited)	As Previously Reported	Adjustment	As Restated
Balance Sheet as of June 30, 2020 (unaudited)
Common stock subject to possible redemption	$123,982,509	$6,553,480	$130,535,989
Common stock	$403	$(66)	$337
Additional paid-in capital	$3,416,084	$(3,416,084)	$—
Accumulated deficit	$1,583,517	$(3,137,330)	$(1,553,813)
Total stockholders’ equity (deficit)	$5,000,004	$(6,553,480)	$(1,553,476)
Number of shares subject to redemption	12,358,836	642,716	13,001,552

Balance Sheet as of September 30, 2020 (unaudited)
Common stock subject to possible redemption	$123,698,687	$6,829,335	$130,528,022
Common stock	$405	$(68)	$337
Additional paid-in capital	$3,699,904	$(3,699,904)	$—
Accumulated deficit	$1,299,693	$(3,129,363)	$(1,829,670)
Total stockholders’ equity (deficit)	$5,000,002	$(6,829,335)	$(1,829,333)
Number of shares subject to redemption	12,321,300	680,252	13,001,552

Balance Sheet as of December 31, 2020 (audited)
Common stock subject to possible redemption	$121,831,059	$8,713,900	$130,544,959
Common stock	$424	$(87)	$337
Additional paid-in capital	$5,567,513	$(5,567,513)	$—
Accumulated deficit	$(567,927)	$(3,146,300)	$(3,714,227)
Total stockholders’ equity (deficit)	$5,000,010	$(8,713,900)	$(3,713,890)
Number of shares subject to redemption	12,133,696	867,856	13,001,552

Balance Sheet as of March 31, 2021 (unaudited)
Common stock subject to possible redemption	$120,945,058	$9,371,001	$130,316,059
Common stock	$430	$(93)	$337
Additional paid-in capital	$6,453,508	$(6,453,508)	$—
Accumulated deficit	$(1,453,933)	$(2,917,400)	$(4,371,333)
Total stockholders’ equity (deficit)	$5,000,005	$(9,371,001)	$(4,370,996)
Number of shares subject to redemption	12,066,613	934,939	13,001,552

Balance Sheet as of June 30, 2021 (unaudited)
Common stock subject to possible redemption	$120,514,260	$9,710,295	$130,224,555
Common stock	$435	$(98)	$337
Additional paid-in capital	$6,884,301	$(6,884,301)	$—
Accumulated deficit	$(1,884,733)	$(2,825,896)	$(4,710,629)
Total stockholders’ equity (deficit)	$5,000,003	$(9,710,295)	$(4,710,292)
Number of shares subject to redemption	12,032,081	969,471	13,001,552

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

Balance Sheet as of November 7, 2019 (audited)	As Previously Reported	Adjustment	As Restated
Condensed Statement of Changes in Stockholders’ Equity (Deficit) as of December 31, 2019 (audited)
Sale of 13,001,552 Units, net of underwriting discount and offering expenses	$126,622,527	$(126,622,527)	$—
Initial value of common stock subject to redemption at IPO	$(123,705,148)	$123,705,148	$—
Accretion for common stock to redemption amount	$—	$(3,574,835)	$(3,574,835)

Condensed Statement of Changes in Stockholders’ Equity (Deficit) as of March 31, 2020 (unaudited)
Change in value of common stock subject to redemption	$(376,321)	$376,321	$—
Accretion for common stock to redemption amount	$—	$(336,906)	$(336,906)

Condensed Statement of Changes in Stockholders’ Equity (Deficit) as of June 30, 2020 (unaudited)
Change in value of common stock subject to redemption	$98,960	$(98,960)	$—
Accretion for common stock to redemption amount	$—	$(1,721)	$(1,721)

Condensed Statement of Changes in Stockholders’ Equity (Deficit) as of September 30, 2020 (unaudited)
Change in value of common stock subject to redemption	$283,822	$(283,822)	$—
Accretion for common stock to redemption amount	$—	$7,967	$7,967

Condensed Statement of Changes in Stockholders’ Equity (Deficit) as of December 31, 2020 (unaudited)
Change in value of common stock subject to redemption	$1,867,628	$(1,867,628)	$—
Accretion for common stock to redemption amount	$—	$(16,937)	$(16,937)

Condensed Statement of Changes in Stockholders’ Equity (Deficit) as of March 31, 2021 (unaudited)
Change in value of common stock subject to redemption	$886,001	$(886,001)	$—
Accretion for common stock to redemption amount	$—	$228,900	$228,900

Condensed Statement of Changes in Stockholders’ Equity (Deficit) as of June 30, 2021 (unaudited)
Change in value of common stock subject to redemption	$430,798	$(430,798)	$—
Accretion for common stock to redemption amount	$—	$91,504	$91,504

Statement of Cash Flows for the Period from June 20, 2019 (inception) to December 31, 2019 (audited)
Initial classification of common stock subject to possible redemption	$122,378,428	$7,637,092	$130,015,520

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

In connection with the change in presentation for the common stock subject to redemption, the Company also restated its income (loss) per common share calculated to allocate net income (loss), with all allocated to common stock. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stock share pro rata in the income (loss) of the Company. There is no impact to the reported amounts for total assets, total liabilities, cash flows, or net income (loss). The impact of this restatement on the Company’s financial statements is reflected in the following table:
Statement of Operations for the period from June 20, 2019 (inception) to December 31, 2019 (audited)	As Previously Reported	Adjustment	As Restated
Weighted average shares outstanding, Common Stock subject to possible redemption	12,128,362	(7,617,397)	4,510,965
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.01	$0.16	$0.17
Weighted average shares outstanding, Common Stock	3,394,029	(246,439)	3,147,590
Basic and diluted net loss per share, Common Stock	$0.33	$(0.16)	$0.17

Statement of Operations for the three months ended March 31, 2020 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,353,237	(648,315)	13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.04	$(0.02)	$0.02
Weighted average shares outstanding, Common Stock	4,018,703	(648,315)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.04)	$0.06	$0.02

Statement of Operations for the six months ended June 30, 2020 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,356,037	645,515	13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.04	$(0.02)	$0.02
Weighted average shares outstanding, Common Stock	4,015,904	(645,516)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.06)	$0.08	$0.02

Statement of Operations for the nine months ended September 30, 2020 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,353,612	647,940	13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.05	$(0.05)	$—
Weighted average shares outstanding, Common Stock	4,018,328	(647,940)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.14)	$0.14	$—

Statement of Operations for the year ended December 31, 2020 (audited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,345,490	656,062	13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.05	$(0.16)	$(0.11)
Weighted average shares outstanding, Common Stock	4,026,450	(656,026)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.60)	$0.49	$(0.11)

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

Statement of Operations for the period from June 20, 2019 (inception) to December 31, 2019 (audited)	As Previously Reported	Adjustment	As Restated
Statement of Operations for the three months ended March 31, 2021 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,133,696	867,856	13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$(0.02)	$(0.03)	$(0.05)
Weighted average shares outstanding, Common Stock	4,238,244	(867,856)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.15)	$0.10	$(0.05)

Statement of Operations for the three months ended June 30, 2021 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,066,613	934,939	13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$—	$(0.03)	$(0.03)
Weighted average shares outstanding, Common Stock	4,305,327	(934,939)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.10)	$0.07	$(0.03)

Statement of Operations for the six months ended June 30, 2021 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,099,969	(901,583)	13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$—	$(0.08)	$(0.08)
Weighted average shares outstanding, Common Stock	4,271,971	(901,583)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.31)	$0.23	$(0.08)

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 as filed with the SEC on July 26, 2021, which contains the audited financial statements and notes thereto. The interim results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 3 — Summary of Significant Accounting Policies (cont.)

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these condensed consolidated financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2021 and December 31, 2020.

Marketable Securities Held in Trust Account

At September 30, 2021 and December 31, 2020, the assets held in the Trust Account were substantially held in money market funds. During the three and nine months ended September 30, 2021, the Company withdrew $39,410 and $505,408 of the interest earned on the Trust Account to pay for its franchise taxes and for working capital needs, respectively.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 3 — Summary of Significant Accounting Policies (cont.)

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital and accumulated deficit.

At September 30, 2021, the Common Stock reflected in the balance sheets are reconciled in the following table:
Gross proceeds	$130,015,520
Less:
Common stock issuance costs	$(3,392,993)
Plus:
Accretion of carrying value to redemption value	$3,922,432

Common stocks subject to possible redemption, December 31, 2020	$130,544,959
Plus:
Accretion of carrying value to redemption value	$(382,583)
Common stocks subject to possible redemption, September 30, 2021	$130,162,376

Warrant Liability

The Company accounts for the Private Warrants in accordance with the guidance contained in ASC 815-40 under which the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statements of operations. The Private Warrants are valued using a binomial lattice model. Public Warrants are treated as equity and therefore require no fair value adjustment.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 3 — Summary of Significant Accounting Policies (cont.)

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s current taxable income primarily consists of interest earned on the Trust Account. The Company’s effective tax rate differs from the statutory tax rate of 21% for the nine months ended September 30, 2021 due to the change in fair value of warrant liabilities which are not currently deductible. As of September 30, 2021, all deferred tax assets resulting from net operating losses were fully offset by a valuation allowance.

Net Loss Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Accretion associated with the redeemable shares of common stock is excluded from net income (loss) per common share as the redemption value approximates fair value.

The calculation of diluted income (loss) per common share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 10,451,087 shares of common stock in the aggregate. As of September 30, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented (Restated- see Note 2).

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Allocation of net loss, common stock subject to redemption	$(2,293,082)	$(225,395)	$(3,338,806)	$(5,130)
Weighted average shares outstanding, common stock subject to possible redemption	13,001,552	13,001,552	13,001,552	13,001,552
Basic and diluted net income per share, common stock subject to possible redemption	$(0.18)	$(0.02)	$(0.26)	$(0.00)
Allocation of net loss, common stock	$(594,435)	$(58,429)	$(865,517)	$(1,330)
Weighted average shares outstanding, common stock	3,370,388	3,370,388	3,370,388	3,370,388
Basic and diluted net loss per share, common stock	$(0.18)	$(0.02)	$(0.26)	$(0.00)

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 3 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amount represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature, except for the Private Warrants (see Note 10).

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06 — “Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”)”, to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

Note 4 — Initial Public Offering

Pursuant to the IPO, the Company sold 13,001,552 Units at a price of $10.00 per Unit, inclusive of 1,001,552 Units sold to the underwriters on November 13, 2019 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one share of common stock and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 9).

Note 5 — Private Placement

Simultaneously with the closing of the IPO, Merida Holdings, LLC and EarlyBirdCapital purchased an aggregate of 3,750,000 Private Warrants at a price of $1.00 per Private Warrant for an aggregate purchase price of $3,750,000, in a private placement that occurred simultaneously with the closing of the IPO. On November 13, 2019, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company sold an additional aggregate of 200,311 Private Warrants to Merida Holdings, LLC and EarlyBirdCapital, at a price of $1.00 per Private Warrant, generating gross proceeds of $200,311. Each whole Private Warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per share. The proceeds from the Private Warrants were added to the proceeds from the IPO held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants and all underlying securities will expire worthless.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 6 — Related Party Transactions

Founder Shares

In August 2019, the Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. On November 4, 2019, the Company effected a stock dividend of 0.2 shares for each share outstanding, resulting in an aggregate of 3,450,000 Founder Shares being held by the Sponsor. All share and per-share amounts have been retroactively restated to reflect the stock dividend. The Founder Shares included an aggregate of up to 199,612 shares that were subject to forfeiture by the Sponsor following the underwriter’s election to partially exercise its over-allotment option. The underwriters’ remaining over-allotment option expired unexercised and, as a result, 199,612 Founder Shares were forfeited and 250,388 Founder Shares are no longer subject to forfeiture, resulting in an aggregate of 3,250,388 Founder Share shares outstanding as of December 31, 2019.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until, with respect to 50% of the Founder Shares, the earlier of one year after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Founder Shares, until the one year after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement on November 4, 2019, as amended on November 26, 2019, whereby, commencing on November 4, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company will pay Merida Manager III LLC a total of $5,000 per month for office space, utilities and secretarial and administrative support. For the three and nine months ended September 30, 2021 and 2020, the Company incurred $15,000 and $45,000, respectively, in fees for these services, of which $50,000 and $5,000 was included in accounts payable and accrued expenses in the accompanying balance sheets as of September 30, 2021 and December 31, 2020, respectively.

Advances — Related Party

In anticipation of the underwriters’ election to fully exercise their over-allotment option, the Sponsor advanced the Company an additional $41,458 to cover the purchase of the additional Private Warrants. As of September 30, 2021 and December 31, 2020, advances of $16,458 were outstanding and due on demand.

Promissory Note — Related Party

On August 6, 2019, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company borrowed an aggregate principal amount of $100,569 under the Promissory Note. The Promissory Note was non-interest bearing and payable on the earlier of (i) September 30, 2020, (ii) the consummation of the IPO or (iii) the date on which the Company determined not to proceed with the IPO. $339 remained under the Promissory Note at September 30, 2021 and December 31, 2020, respectively, which is currently due on demand.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 6 — Related Party Transactions (cont.)

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would be repaid upon consummation of a Business Combination, without interest or be converted into warrants at the approval of the shareholders of the Maker or target business. As of September 30, 2021 and December 31, 2020, there is $400,000 outstanding under the Working Capital Loans, respectively.

Note 7 — Commitments and Contingencies

Registration Rights

Pursuant to a registration rights agreement entered into on November 4, 2019, the holders of the Founder Shares, Representative Shares, Private Warrants, and any warrants that may be issued in payment of Working Capital Loans (and all underlying securities) are entitled to registration rights. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Representative Shares, Private Warrants or warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time commencing after the Company consummates a Business Combination. Notwithstanding anything to the contrary, EarlyBirdCapital may only make a demand on one occasion and only during the five-year period beginning on the effective date of the IPO. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination; provided, however, that EarlyBirdCapital may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the IPO. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day to purchase up to 1,800,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On November 13, 2019, the underwriters partially exercised their over-allotment option to purchase an additional 1,001,552 Units at $10.00 per Unit, leaving 798,448 Units available for a purchase price of $10.00 per Unit.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of IPO, or an aggregate of $4,550,543

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 7 — Commitments and Contingencies (cont.)

(exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at the Company’s sole discretion to other FINRA members that assist the Company in identifying and consummating a Business Combination.

Merger Agreement

The Company has entered into an Agreement and Plan of Merger, dated August 9, 2021 and amended September 8, 2021 (the “Merger Agreement”), by and among the Company, Merida Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Merida (“First Merger Sub”), Merida Merger Sub II, LLC, a Washington limited liability company and wholly-owned subsidiary of Merida (“Second Merger Sub”), and Leafly Holdings, Inc., a Washington corporation (“Leafly”). Pursuant to the Merger Agreement, among other things the parties will undertake the following transactions (collectively, the “Transactions”): (i) First Merger Sub will merge with and into Leafly, with Leafly surviving such merger (“First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Leafly will merge with and into Second Merger Sub, with Second Merger Sub surviving such merger (the “Second Merger”) and being a wholly-owned subsidiary of the Company.

Pursuant to the Merger Agreement, the aggregate value of the consideration (prior to giving effect to the earnout consideration described below) to be paid to Leafly’s securityholders is $385 million, as follows: (a) each share of Class 1 common stock of Leafly, par value $0.0001 per share, each share of Class 2 common stock of Leafly, par value $0.0001 per share, and each share of Class 3 common stock of Leafly, par value $0.0001 per share (collectively, the “Leafly Common Stock”), issued and outstanding immediately prior to the First Merger (including shares of Leafly Common Stock issued upon the conversion of the Notes) will be converted into the right to receive a number of shares of common stock of the Company, par value $0.0001 per share (“Merida Common Stock”) equal to the Exchange Ratio (as defined below), and (b) each share of Leafly Series A preferred stock, par value $0.0001 per share (“Leafly Preferred Stock”), issued and outstanding immediately prior to the First Merger will be converted into the right to receive a number of shares of the Company’s Common Stock equal to the Exchange Ratio multiplied by the number of shares of Leafly Common Stock issuable upon conversion of such shares of Leafly Preferred Stock. The “Exchange Ratio” is the quotient of (i) 38,500,000 shares of Merida Common Stock, divided by (ii) the adjusted fully diluted shares of Leafly Common Stock outstanding immediately prior to the completion of the First Merger (taking into account the number of shares of Leafly Common Stock issuable upon the conversion of the Leafly Preferred Stock and Notes and upon exercise of outstanding stock options of Leafly, assuming for the purposes of this definition that all such Company Stock Options are fully vested and exercised on a net exercise basis. Each option of Leafly that is outstanding immediately prior to the Closing will automatically convert to an option to acquire an adjusted number of shares of Merida Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement.

Concurrently with the execution of the Merger Agreement, the Company, the Sponsor, and Leafly entered into an agreement (“Sponsor Agreement”) providing (a) for the forfeiture of such number of shares of Merida Common Stock held by the Sponsor (such shares, the “Forfeited Shares”) equal to the quotient of the amount by which Merida’s transaction expenses exceed $6.5 million divided by $10.00, provided, that variable fees paid or required to be paid to capital markets advisory firms engaged by Parent will not be included for purposes of determining whether Merida’s transaction expenses exceed $6.5 million, (b) for The Company, the Sponsor, and Continental Stock Transfer & Trust Company to enter into an amendment to the existing stock escrow agreement providing for the forfeiture and cancellation of the Forfeited Shares and that the remaining shares held in escrow will be released or forfeited, as the case may be, upon the satisfaction or failure to satisfy certain earnout conditions, and for such shares to be subject to a six month lock-up.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 7 — Commitments and Contingencies (cont.)

The Merger Agreement may be terminated by either the Company or Leafly with mutual written notice at any time. If the closing has not occurred by February 5, 2022 (“Termination Date”), Leafly by way of written notice may terminate the Merger Agreement. The Merger Agreement can be terminated by Leafly or the Comany by way of written notice if either Leafly or the Company breach any conditions of the Merger Agreement.

Note 8 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At September 30, 2021 and December 31, 2020, there were 3,370,388 shares of common stock issued and outstanding, excluding 13,001,552 shares of common stock subject to possible redemption.

Representative Shares

In August 2019, the Company issued to EarlyBirdCapital and its designees the 120,000 Representative Shares (as adjusted for the stock dividend described above). The Company accounted for the Representative Shares as an offering cost of the IPO, with a corresponding credit to stockholder’s equity. The Company estimated the fair value of Representative Shares to be $910 based upon the price of the Founder Shares issued to the Sponsor. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the IPO pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the IPO, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the IPO except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners.

Note 9 — Warrants

As of September 30, 2021 and December 31, 2020, there were 6,500,776 Public Warrants outstanding. Each Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 9 — Warrants (cont.)

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption;

•        if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to the warrant holders; and

•        If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying the warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

As of September 30, 2021 and December 31, 2020, there were 3,950,311 Private Warrants outstanding. The Private Warrants are identical to the Public Warrants underlying the Units sold in the IPO, except that the Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any Founder’s Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummated an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 10 — Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2021 and December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	September 30, 2021	December 31, 2020
Assets:
Cash and marketable securities held in Trust Account	1	$130,203,176	$130,681,047

Liabilities:
Warrant Liability– Private Warrants	3	$7,229,069	$3,950,311

As of September 30, 2021 and December 31, 2020, the Company had 3,950,311 Private Warrants outstanding.

The Private Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented in the statements of operations.

The Private Warrants were initially valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the common stock. The expected volatility as of the valuation dates was implied from the Company’s own Public Warrant pricing. At September 30, 2021 Private Warrants were valued at $1.83 per warrant.

MERIDA MERGER CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

Note 10 — Fair Value Measurements (cont.)

The following table presents the quantitative information regarding Level 3 fair value measurements of the warrant liability:
	September 30, 2021	December 31, 2020
Exercise price	$11.50	$11.50
Stock price	$9.99	$10.20
Volatility	18.3%	17.2%
Term	5.00	5.00
Risk-free rate	0.90%	0.29%
Dividend yield	0.0%	0.0%

The following table presents the changes in the fair value of warrant liabilities:
Private Placement
Fair value as of December 31, 2020	$3,950,311
Change in fair value	711,056
Fair value as of March 31, 2021	4,661,367
Change in fair value	118,509
Fair value as of June 30, 2021	4,779,876
Change in fair value	2,449,193
Fair value as of September 30, 2021	$7,229,069

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the three and nine months ended September 30, 2021.

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements other than the below.

On October 13, 2021, the Company issued an unsecured promissory note in the amount of $400,000 to the Sponsor (the “Promissory Note”), pursuant to which the Company borrowed an aggregate principal amount of $400,000 under the Promissory Note. The Promissory Note is non-interest bearing and payable prior to the consummation of a business combination.

On October 29, 2021 the Company’s stockholders voted to extend the date in which the Company has to consummate a business combination to December 31, 2021. Holders of an aggregate of 1,389,867 shares of Merida’s common stock exercised their right to redeem their shares for an aggregate of approximately $13.9 million in cash.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Merida Merger Corp. I

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Merida Merger Corp. I (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2020 and for the period from June 20, 2019 (inception) through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from June 20, 2019 (inception) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2020 and 2019, and for the year ended December 31, 2020 and the period from June 20, 2019 (inception through December 31, 2019 have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2019.

New York, NY

March 31, 2021, except for the effects of the restatement discussed in Note 2 — Amendment 1, as to which the date is July 26, 2021, and Note 2 — Amendment 2 and Note 12, as to which the date is November 23, 2021

MERIDA MERGER CORP. I
BALANCE SHEETS
(AS RESTATED)

	December 31,
	2020	2019
ASSETS
Current assets
Cash	$171,540	$362,570
Prepaid expenses and other current assets	99,735	176,869
Total Current Assets	271,275	539,439

Cash and marketable securities held in Trust Account	130,681,047	130,311,535
TOTAL ASSETS	$130,952,322	$130,850,974

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$147,830	$126,891
Income taxes payable	5,883	26,934
Advances from related party	16,458	16,458
Promissory note – related party	339	339
Total Current Liabilities	170,510	170,622

Warrant liability	3,950,311	1,975,155
Deferred tax liability	432	48
TOTAL LIABILITIES	4,121,253	2,145,825

Commitments

Common stock subject to possible redemption 13,001,552 shares at redemption value as of December 31, 2020 and 2019, respectively	130,544,959	130,197,362

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,370,388 and 3,370,388 shares issued and outstanding (excluding 13,001,552 shares subject to possible redemption) at December 31, 2020 and 2019, respectively	337	337
Additional paid-in capital	—	—
Accumulated deficit	(3,714,227)	(1,492,550)
Total Stockholders’ Deficit	(3,713,890)	(1,492,213)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$130,952,322	$130,850,974

The accompanying notes are an integral part of the financial statements.

MERIDA MERGER CORP. I
STATEMENTS OF OPERATIONS
(AS RESTATED)

	Year Ended December 31, 2020	For the Period from June 20, 2019 (Inception) Through December 31, 2019
Operating costs	$661,218	$167,531
Loss from operations	(661,218)	(167,531)

Other (expense) income:
Interest earned on marketable securities held in Trust Account	787,350	295,788
Unrealized gain on marketable securities held in Trust Account	2,056	227
Change in fair value of warrant liability	(1,975,156)	1,224,597
Offering costs allocated to warrant liability	—	(19,946)
Other (expense) income, net	(1,185,750)	1,500,666

(Loss) income before provision for income taxes	(1,846,968)	1,333,135
Provision for income taxes	(27,112)	(26,982)
Net (loss) income	$(1,874,080)	$1,306,153

Basic and diluted weighted average shares outstanding, Common stock subject to possible redemption(1)	13,001,552	4,510,965

Basic and diluted net income (loss) per share, Common stock subject to possible redemption(1)	$(0.11)	$0.17

Basic and diluted weighted average shares outstanding, Non-redeemable common stock(1)	3,370,388	3,147,590

Basic and diluted net income (loss) per share, Non-redeemable common stock(1)	$(0.11)	$0.17

____________

(1)      Calculation of the weighted shares outstanding and earnings per share for previously reported quarters has been restated, (see Note 2)

The accompanying notes are an integral part of the financial statements.

MERIDA MERGER CORP. I
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(AS RESTATED)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – June 20, 2019 (inception)	—	$—	$—	$—	$—
Issuance of common stock to Sponsor	3,450,000	345	24,655	—	25,000
Issuance of Representative Shares	120,000	12	898	—	910
Accretion for common stock to redemption amount	—	—	(776,132)	(2,616,861)	(3,392,993)
Proceeds received in excess of fair value of Private Warrants	—	—	750,559	—	750,559
Change in accretion for common stock to redemption amount	—	—	—	(181,842)	(181,842)
Forfeiture of Founder Shares	(199,612)	(20)	20	—	—
Net income	—	—	—	1,306,153	1,306,153

Balance – December 31, 2019 (Restated – see Note 2)	3,370,388	337	—	(1,492,550)	(1,492,213)
Change in accretion for common stock to redemption amount	—	—	—	(347,597)	(347,597)
Net loss	—	—	—	(1,874,080)	(1,874,080)
Balance – December 31, 2020 (Restated – see Note 2)	3,370,388	$337	$—	$(3,714,227)	$(3,713,890)

The accompanying notes are an integral part of the financial statements.

MERIDA MERGER CORP. I
STATEMENTS OF CASH FLOWS
(AS RESTATED)

	Year Ended December 31, 2020	For the Period from June 20, 2019 (Inception) Through December 31, 2019
Cash Flows from Operating Activities:
Net (loss) income	$(1,874,080)	$1,306,153
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of warrant liability	1,975,156	(1,224,597)
Offering costs allocated to warrant liability	—	19,946
Interest earned on marketable securities held in Trust Account	(787,350)	(295,788)
Unrealized gain on marketable securities held in Trust Account	(2,056)	(227)
Deferred tax provision	384	48
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	77,134	(176,859)
Accrued expenses	20,939	126,891
Income taxes payable	(21,051)	26,934
Net cash used in operating activities	(610,924)	(217,499)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(130,015,520)
Cash withdrawn from Trust Account for franchise and income tax payments	419,894	—
Net cash provided by (used in) investing activities	419,894	(130,015,520)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	127,415,209
Proceeds from sale of Private Warrants	—	3,950,311
Advances from related party	—	203,958
Repayment of advances from related party	—	(187,500)
Proceeds from promissory note – related party	—	100,569
Repayment of promissory note – related party	—	(100,230)
Payment of offering costs	—	(786,728)
Net cash provided by financing activities	—	130,595,589

Net Change in Cash	(191,030)	362,570
Cash – Beginning of period	362,570	—
Cash – End of period	$171,540	$362,570

Supplementary cash flow information:
Cash paid for income taxes	$47,779	$—

Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption (Restated – see Note 2)	$—	$130,015,520
Accretion change in value of common stock subject to possible redemption (Restated – see Note 2)	$347,597	$181,842
Issuance of Representative Shares	$—	$910
Offering cost paid directly by stockholder in consideration for the issuance of common stock	$—	$25,000

The accompanying notes are an integral part of the financial statements.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Merida Merger Corp. I (the “Company”) was incorporated in Delaware on June 20, 2019. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”).

Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on companies in the cannabis industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity through December 31, 2020 relates to the Company’s formation, the IPO (“IPO”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO.

The registration statements for the Company’s IPO were declared effective on November 4, 2019. On November 7, 2019, the Company consummated the IPO of 12,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $120,000,000, which is described in Note 4.

Simultaneously with the closing of the IPO, the Company consummated the sale of 3,750,000 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant in a private placement to Merida Holdings, LLC and EarlyBirdCapital, Inc. (“EarlyBirdCapital”), generating gross proceeds of $3,750,000, which is described in Note 5.

Following the closing of the IPO on November 7, 2019, an amount of $120,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account to the Company’s stockholders, as described below.

On November 12, 2019, the underwriters notified the Company of their intention to partially exercise their over-allotment option on November 13, 2019. As such, on November 13, 2019 the Company consummated the sale of an additional 1,001,552 Units, at $10.00 per Unit, and the sale of an additional 200,311 Private Warrants, at $1.00 per Private Warrant, generating total gross proceeds of $10,215,831. A total of $10,015,520 of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $130,015,520.

Transaction costs amounted to $3,412,939 consisting of $2,600,311 of underwriting fees and $812,628 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination in connection with a stockholder meeting called to approve the Business Combination. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations and up to $250,000 per 12-month period for working capital needs). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. The Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules. The Company’s Sponsor and EarlyBirdCapital have agreed to vote their Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or don’t vote at all.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and any Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to consummate a Business Combination, and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a public stockholders’ ability to convert their shares in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until November 7, 2021 to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, Merida Manager III LLC, the general partner of the Sponsor, has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Merida Manager III LLC will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Merida Manager III LLC will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or closing of a business combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Going Concern

The Company intends to complete a Business Combination by December 31, 2021. However, in the absence of a completed Business Combination, the Company may require additional capital. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until December 31, 2021 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 31, 2021

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Amendment 1

The Company previously accounted for its outstanding Private Warrants as components of equity instead of as derivative liabilities. The warrant agreement governing the Private Warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement advises, among other things, that certain adjustments generally present in SPAC warrants preclude such warrants from being accounted for as equity, which terms are similar to those contained in the warrant agreement.

In further consideration of the SEC Statement, the Company’s management further evaluated the Private Warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded that the Company’s Private Warrants are not indexed to the Company’s common stock in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares.

As a result of the above, the Company should have classified the Private Warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the Private Warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

The Company’s accounting for the Private Warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported cash or investments held in the Trust Account.

The table below summarizes the effects of the restatement on the financial statements for all periods being restated. The restatement did not result in a change to net income or cash flows for the three months ended March 31, 2020 and the three and six months ended June 30, 2020 as there was no change in the fair value of the Warrants.
	As Previously Reported in Form 10-K	Adjustments	As Restated in Form 10-K Amendment 1
Balance sheet as of November 7, 2019 (audited)
Warrant Liability	$—	$3,037,500	$3,037,500
Common Stock Subject to Possible Redemption	115,562,660	(3,037,500)	112,525,160
Common Stock	401	31	432
Additional Paid-in Capital	5,000,221	19,915	5,020,136
Accumulated Deficit	(621)	(19,946)	(20,567)

Balance sheet as of December 31, 2019 (audited)
Warrant Liability	$—	$1,975,155	$1,975,155
Common Stock Subject to Possible Redemption	125,680,303	(1,975,155)	123,705,148
Common Stock	382	20	402
Additional Paid-in Capital	4,898,117	(1,204,671)	3,693,446
Retained Earnings	101,502	1,204,651	1,306,153

Balance sheet as of March 31, 2020
Warrant Liability	$—	$1,975,155	$1,975,155
Common Stock Subject to Possible Redemption	126,056,624	(1,975,155)	124,081,469
Common Stock	382	20	402
Additional Paid-in Capital	4,521,796	(1,204,671)	3,317,125
Retained Earnings	477,832	1,204,651	1,682,483

Balance sheet as of June 30, 2020
Warrant Liability	$—	$1,975,155	$1,975,155
Common Stock Subject to Possible Redemption	125,957,664	(1,975,155)	123,982,509
Common Stock	383	20	403
Additional Paid-in Capital	4,620,755	(1,204,671)	3,416,084
Retained Earnings	378,866	1,204,651	1,583,517

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported in Form 10-K	Adjustments	As Restated in Form 10-K Amendment 1
Balance sheet as of September 30, 2020
Warrant Liability	$—	$2,172,671	$2,172,671
Common Stock Subject to Possible Redemption	125,871,358	(2,172,671)	123,698,687
Common Stock	383	22	405
Additional Paid-in Capital	4,707,061	(1,007,157)	3,699,904
Retained Earnings	292,558	1,007,135	1,299,693

Balance sheet as of December 31, 2020 (audited)
Warrant Liability	$—	$3,950,311	$3,950,311
Common Stock Subject to Possible Redemption	125,781,370	(3,950,311)	121,831,059
Common Stock	384	40	424
Additional Paid-in Capital	4,797,048	770,465	5,567,513
Retained Earnings (Accumulated Deficit)	202,578	(770,505)	(567,927)

Statement of Operations for the Period from June 20, 2019 (inception) Through December 31, 2019 (audited)
Change in fair value of warrant liability	$—	$1,224,597	$1,224,597
Transaction costs allocable to warrant liability	—	(19,946)	(19,946)
Net income	101,502	1,204,651	1,306,153
Weighted average shares outstanding, Common Stock subject to possible redemption	12,446,534	(318,172)	12,128,362
Basic and diluted net income per share, Common Stock subject to possible redemption	0.01	—	0.01
Weighted average shares outstanding, Common Stock	3,305,465	88,564	3,394,029
Basic and diluted net loss per share, Common Stock	0.03	0.30	0.33

Statement of Operations for the Three Months Ended March 31, 2020 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,550,477	(197,240)	12,353,237
Basic and diluted net income per share, Common Stock subject to possible redemption	0.04	—	0.04
Weighted average shares outstanding, Common Stock	3,821,463	197,240	4,018,703
Basic and diluted net loss per share, Common Stock	(0.04)	—	(0.04)

Statement of Operations for the Six Months Ended June 30, 2020 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,553,036	(196,999)	12,356,037
Basic and diluted net income per share, Common Stock subject to possible redemption	0.04	—	0.04
Weighted average shares outstanding, Common Stock	3,818,918	196,986	4,015,904
Basic and diluted net loss per share, Common Stock	(0.07)	0.01	(0.06)

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported in Form 10-K	Adjustments	As Restated in Form 10-K Amendment 1
Statement of Operations for the Nine Months Ended September 30, 2020 (unaudited)
Change in fair value of warrant liability	$—	$(197,516)	$197,516
Net income (loss)	191,056	(197,516)	(6,460)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,550,512	(196,900)	12,353,612
Basic and diluted net income per share, Common Stock subject to possible redemption	0.05	—	0.05
Weighted average shares outstanding, Common Stock	3,821,429	196,899	4,018,328
Basic and diluted net loss per share, Common Stock	(0.10)	(0.04)	(0.14)

Statement of Operations for the Year Ended December 31, 2020 (audited)
Change in fair value of warrant liability	$—	$(1,975,156)	$(1,975,156)
Net income (loss)	101,076	(1,975,156)	(1,874,080)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,547,286	(201,796)	12,345,490
Basic and diluted net income per share, Common Stock subject to possible redemption	0.05	—	0.05
Weighted average shares outstanding, Common Stock	3,824,645	201,805	4,026,450
Basic and diluted net loss per share, Common Stock	(0.12)	(0.48)	(0.60)

Cash Flow Statement for the Year Ended December 31, 2019 (audited)
Net income	$101,502	$1,204,651	$1,306,153
Change in fair value of warrant liability	—	(1,224,597)	(1,224,597)
Transaction costs associated with Initial Public Offering	—	19,946	19,946
Initial classification of Common Stock subject to possible redemption	125,578,180	(3,199,752)	122,378,428
Change in value of Common Stock subject to possible redemption	102,123	1,224,597	1,326,720

Cash Flow Statement for the Nine Months Ended September 30, 2020 (unaudited)
Net income (loss)	$191,056	$(197,516)	$(6,460)
Change in fair value of warrant liability	—	197,516	197,516
Change in value of Common Stock subject to possible redemption	191,055	(197,516)	(6,461)

Cash Flow Statement for the Year Ended December 31, 2020 (audited)
Net income (loss)	$101,076	$(1,975,156)	$(1,874,080)
Change in fair value of warrant liability	—	1,975,156	1,975,156
Change in value of Common Stock subject to possible redemption	101,067	(1,975,156)	(1,874,089)

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

Amendment 2

In connection with the preparation of the Company’s financial statements as of September 30, 2021 and in accordance with SEC guidance on redeemable equity instruments, ASC 480, paragraph 10-S99, redemption provisions not solely within the control of the Company require common stock subject to possible redemption to be classified as temporary equity, which is outside of stockholder’s equity, management determined it should restate its previously reported financial statements. The Company had previously determined the shares of Common Stock subject to possible redemption to be equal to the redemption value of $10.00 per share of Common Stock while also taking into consideration that a redemption cannot result in net tangible assets being less than $5,000,001. Management has also determined that the shares of Common Stock issued in connection with the Initial Public Offering can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control.

Therefore, management has concluded that the redemption value should include all the shares of Common Stock subject to possible redemption, resulting in the shares of Common Stock subject to possible redemption being equal to their redemption value. In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the changes and has determined that the related impact was material to previously presented financial statements. As a result, management has noted a classification error related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the shares of Common Stock subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and the shares of Common Stock.

The restatement does not result in any change in the Company’s total assets, liabilities or operating results.

The impact of the restatement on the Company’s financial statements is reflected in the following table:
	As Previously Reported in Form 10-K Amendment 1	Adjustment	As Restated in Form 10-K Amendment 2
Balance Sheet as of November 7, 2019 (audited)
Common stock subject to possible redemption	$112,525,160	$7,474,840	$120,000,000
Common stock	$432	$(75)	$357
Additional paid-in capital	$5,020,136	$(5,020,136)	$—
Accumulated deficit	$(20,567)	$(2,454,629)	$(2,475,196)
Total stockholders’ equity (deficit)	$5,000,001	$(7,474,840)	$(2,474,839)
Number of shares subject to redemption	11,252,516	747,484	12,000,000

Balance Sheet as of December 31, 2019 (audited)
Common stock subject to possible redemption	$123,705,148	$6,492,214	$130,197,362
Common stock	$402	$(65)	$337
Additional paid-in capital	$3,693,446	$(3,693,446)	$—
Accumulated deficit	$1,306,153	$(2,798,703)	$(1,492,550)
Total stockholders’ equity (deficit)	$5,000,001	$(6,492,214)	$(1,492,513)
Number of shares subject to redemption	12,353,237	648,315	13,001,552

Balance Sheet as of March 31, 2020 (unaudited)
Common stock subject to possible redemption	$124,081,469	$6,452,799	$130,534,268
Common stock	$402	$(65)	$337
Additional paid-in capital	$3,317,125	$(3,317,125)	$—
Accumulated deficit	$1,682,483	$(3,135,609)	$(1,453,126)
Total stockholders’ equity (deficit)	$5,000,010	$(6,452,799)	$(1,452,789)
Number of shares subject to redemption	12,358,836	642,716	13,001,552

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported in Form 10-K Amendment 1	Adjustment	As Restated in Form 10-K Amendment 2
Balance Sheet as of June 30, 2020 (unaudited)
Common stock subject to possible redemption	$123,982,509	$6,553,480	$130,535,989
Common stock	$403	$(66)	$337
Additional paid-in capital	$3,416,084	$(3,416,084)	$—
Accumulated deficit	$1,583,517	$(3,137,330)	$(1,553,813)
Total stockholders’ equity (deficit)	$5,000,004	$(6,553,480)	$(1,553,476)
Number of shares subject to redemption	12,348,817	652,735	13,001,552

Balance Sheet as of September 30, 2020 (unaudited)
Common stock subject to possible redemption	$123,698,687	$6,829,335	$130,528,022
Common stock	$405	$(68)	$337
Additional paid-in capital	$3,699,904	$(3,699,904)	$—
Accumulated deficit	$1,299,693	$(3,129,363)	$(1,829,670)
Total stockholders’ equity (deficit)	$5,000,002	$(6,829,335)	$(1,829,333)
Number of shares subject to redemption	12,321,300	680,252	13,001,552

Balance Sheet as of December 31, 2020 (audited)
Common stock subject to possible redemption	$121,831,059	$8,713,900	$130,544,959
Common stock	$424	$(87)	$337
Additional paid-in capital	$5,567,513	$(5,567,513)	$—
Accumulated deficit	$(567,927)	$(3,146,300)	$(3,714,227)
Total stockholders’ equity (deficit)	$5,000,010	$(8,713,900)	$(3,713,890)
Number of shares subject to redemption	12,133,696	867,856	13,001,552

Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the year ended ended December 31, 2019 (audited)
Sale of 13,001,552 Units, net of underwriting discount and offering expenses	$126,622,527	$(126,622,527)	$—
Initial value of common stock subject to redemption at IPO	$(123,705,148)	$123,705,148	$—
Accretion for common stock to redemption amount	$—	$(3,574,835)	$(3,574,835)

Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the three months ended March 31, 2020 (unaudited)
Change in value of common stock subject to redemption	$(376,321)	$376,321	$—
Accretion for common stock to redemption amount	$—	$(336,906)	$(336,906)

Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the three months ended June 30, 2020 (unaudited)
Change in value of common stock subject to redemption	$98,960	$(98,960)	$—
Accretion for common stock to redemption amount	$—	$(1,721)	$(1,721)

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported in Form 10-K Amendment 1	Adjustment	As Restated in Form 10-K Amendment 2
Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the three months ended September 30, 2020 (unaudited)
Change in value of common stock subject to redemption	$283,822	$(283,822)	$—
Accretion for common stock to redemption amount	$—	$7,967	$7,967

Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the year ended December 31, 2020 (unaudited)
Change in value of common stock subject to redemption	$1,867,628	$(1,867,628)	$—
Accretion for common stock to redemption amount	$—	$(347,597)	$(347,597)

Statement of Cash Flows for the Period from June 20, 2019 (inception) to December 31, 2019 (audited)
Initial classification of Class A common stock subject to possible redemption	$122,378,428	$7,637,092	$130,015,520
Change in value of Class A common stock subject to possible redemption	$1,326,720	$(1,144,878)	$181,842

Statement of Cash Flows for the three months ended March 31, 2020 (unaudited)
Change in value of Class A common stock subject to possible redemption	$376,321	$(39,415)	$336,906

Statement of Cash Flows for the six months ended June 30, 2020 (unaudited)
Change in value of Class A common stock subject to possible redemption	$277,361	$61,266	$338,627

Statement of Cash Flows for the nine months ended September 30, 2020 (unaudited)
Change in value of Class A common stock subject to possible redemption	$(6,461)	$337,121	$330,660

Statement of Cash Flows for the period ended December 31, 2020 (audited)
Change in value of Class A common stock subject to possible redemption	$(1,874,089)	$2,221,686	$347,597

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

In connection with the change in presentation for the common stock subject to redemption, the Company also restated its income (loss) per common share calculated to allocate net income (loss), with all allocated to common stock. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stock share pro rata in the income (loss) of the Company. There is no impact to the reported amounts for total assets, total liabilities, cash flows, or net income (loss). The impact of this restatement on the Company’s financial statements is reflected in the following table:
	As Previously Reported in Form 10-K Amendment 1	Adjustment	As Restated in Form 10-K Amendment 2
Statement of Operations for the period from June 20, 2019 (inception) to December 31, 2019 (audited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,128,362	$(7,617,397)	$4,510,965
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.01	$0.16	$0.17
Weighted average shares outstanding, Common Stock	3,394,029	(246,439)	3,147,590
Basic and diluted net income per share, Common Stock	$0.33	$(0.16)	$0.17

Statement of Operations for the three months ended March 31, 2020 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,353,237	$648,315	$13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.04	$(0.02)	$0.02
Weighted average shares outstanding, Common Stock	4,018,703	(648,315)	3,370,388
Basic and diluted net income (loss) per share, Common Stock	$(0.04)	$0.06	$0.02

Statement of Operations for the six months ended June 30, 2020 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,356,037	$645,515	$13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.04	$(0.02)	$0.02
Weighted average shares outstanding, Common Stock	4,015,904	(645,516)	3,370,388
Basic and diluted net income (loss) per share, Common Stock	$(0.06)	$0.08	$0.02

Statement of Operations for the nine months ended September 30, 2020 (unaudited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,353,612	$647,940	$13,001,552
Basic and diluted net income (loss) per share, Common Stock subject to possible redemption	$0.05	$(0.05)	$—
Weighted average shares outstanding, Common Stock	4,018,328	(647,940)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.14)	$0.14	$—

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported in Form 10-K Amendment 1	Adjustment	As Restated in Form 10-K Amendment 2
Statement of Operations for the year ended December 31, 2020 (audited)
Weighted average shares outstanding, Common Stock subject to possible redemption	12,345,490	$656,062	$13,001,552
Basic and diluted net income per share, Common Stock subject to possible redemption	$0.05	$(0.16)	$(0.11)
Weighted average shares outstanding, Common Stock	4,026,450	(656,026)	3,370,388
Basic and diluted net loss per share, Common Stock	$(0.60)	$0.49	$(0.11)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020 and 2019.

Marketable Securities Held in Trust Account

At December 31, 2020 and 2019, the assets held in the Trust Account were substantially held in U.S. Treasury Bills. During the year ended December 31, 2020, the Company withdrew $419,894 of the interest earned on the Trust Account to pay for its franchise taxes and for working capital needs.

Common Stock Subject to Possible Redemption (Restated, see Note 2 — Amendment 2)

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital and accumulated deficit.

At December 31, 2020, the Common Stock reflected in the balance sheets are reconciled in the following table:
Gross proceeds	$130,015,520
Less:
Common stock issuance costs	$(3,392,993)
Plus:
Accretion of carrying value to redemption value	$3,574,835

Common stocks subject to possible redemption, December 31, 2019	$130,197,362
Plus:
Accretion of carrying value to redemption value	$347,597

Common stocks subject to possible redemption, December 31, 2020	$130,544,959

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the common stock issued were charged to stockholders’ equity upon the completion of the Initial Public Offering. Common stock issuance costs amounting to $3,392,993 were charged to stockholders’ equity and offering costs amounting to $19,946 were charged to the statement of operations upon the completion of the Initial Public Offering (see Note 1).

Warrant Liability

The Company accounts for the Private Warrants in accordance with the guidance contained in ASC 815-40 under which the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations. The Private Warrants for periods where no observable traded price was available are valued using a binomial lattice model.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020 and 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

On March 27, 2020, the CARES Act was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “IRC”) for 2019 and 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Loss Per Common Share

(Restated, see Note 2 — Amendment 1)

Net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 10,451,087 shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per common share, basic and diluted, for Common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Common stock subject to possible redemption outstanding since original issuance.

Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to Common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-redeemable common stock includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts)
	Year Ended December 31, 2020	For the Period from June 20, 2019 (Inception) Through December 31, 2019
Common stock subject to possible redemption
Numerator: Earnings allocable to Common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account	$734,755	$285,524
Unrealized gain (loss) on marketable securities held in Trust Account	1,919	219
Less: interest available to be withdrawn for payment of taxes	(179,355)	(110,258)
Net income attributable	$557,319	$175,485
Denominator: Weighted Average Common stock subject to possible redemption
Basic and diluted weighted average shares outstanding	12,345,490	12,128,362
Basic and diluted net income per share	$0.05	$0.01

Non-Redeemable Common Stock
Numerator: Net (Loss) Income minus Net Earnings
Net (loss) income	$(1,874,080)	$1,306,153
Net income allocable to Common stock subject to possible redemption	(557,319)	(175,485)
Non-Redeemable Net (Loss) Income	$(2,431,399)	$1,130,668)
Denominator: Weighted Average Non-Redeemable Common Stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	4,026,450	3,394,029
Basic and diluted net (loss) income per share, Non-redeemable common stock	$(0.60)	$0.33

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(Restated, see Note 2 — Amendment 2)

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Accretion associated with the redeemable shares of common stock is excluded from net income (loss) per common share as the redemption value approximates fair value.

The calculation of diluted income (loss) per common share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 10,451,087 shares of common stock in the aggregate. As of December 31, 2020 and 2019, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented (Restated- see Note 2).

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):
	Year Ended December 31, 2020	For the Period from June 20, 2019 (Inception) Through December 31, 2019
Allocation of net loss, common stock subject to redemption	$(1,488,275)	769,337

Weighted average shares outstanding, common stock subject to possible redemption	13,001,552	4,510,965

Basic and diluted net income (loss) per share, common stock subject to possible redemption	$(0.11)	$0.17

Allocation of net loss, common stock	$(385,805)	$539,816

Weighted average shares outstanding, common stock	3,370,388	3,147,590

Basic and diluted net income (loss) per share, common stock	$(0.11)	0.17

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the Private Warrants (see Note 11).

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06 — “Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”)”, to simplify accounting for certain financial instruments ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We are currently assessing the impact, if any, that ASU 2020-06 would have on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

NOTE 4 — INITIAL PUBLIC OFFERING

Pursuant to the IPO, the Company sold 13,001,552 Units at a price of $10.00 per Unit, inclusive of 1,001,552 Units sold to the underwriters on November 13, 2019 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one share of common stock and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 9).

NOTE 5 — PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, Merida Holdings, LLC and EarlyBirdCapital purchased an aggregate of 3,750,000 Private Warrants at a price of $1.00 per Private Warrant for an aggregate purchase price of $3,750,000, in a private placement that occurred simultaneously with the closing of the IPO. On November 13, 2019, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company sold an additional aggregate of 200,311 Private Warrants to Merida Holdings, LLC and EarlyBirdCapital, at a price of $1.00 per Private Warrant, generating gross proceeds of $200,311. Each whole Private Warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per share. The proceeds from the Private Warrants were added to the proceeds from the IPO held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants and all underlying securities will expire worthless. The difference between the initial fair value of $0.81 per share (or $3,199,752) of the Private Placement warrants (see Note 10) and the purchase of $1.00 per share of $750,559 was recorded in additional paid-in capital.

NOTE 6 — RELATED PARTY TRANSACTIONS

Founder Shares

In August 2019, the Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. On November 4, 2019, the Company effected a stock dividend of 0.2 shares for each share outstanding, resulting in an aggregate of 3,450,000 Founder Shares being held by the Sponsor. All share and per-share amounts have been retroactively restated to reflect the stock dividend. The Founder Shares included an aggregate of up to 199,612 shares that were subject to forfeiture by the Sponsor following the underwriter’s election to partially exercise its over-allotment option. The underwriters’ remaining over-allotment option expired unexercised and, as a result, 199,612 Founder Shares were forfeited and 250,388 Founder Shares are no longer subject to forfeiture, resulting in an aggregate of 3,250,388 Founder Share shares outstanding as of December 31, 2019.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until, with respect to 50% of the Founder Shares, the earlier of one year after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Founder Shares, until the one year after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement on November 4, 2019, as amended on November 26, 2019, whereby, commencing on November 4, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company will pay Merida Manager III LLC a total of $5,000 per month for office space, utilities and secretarial and administrative support. For the year ended December 31, 2020 and for the period from June 20, 2019 (inception) through December 31, 2019, the Company incurred $50,000 and $20,000, in fees for these services, of which $5,000 and $20,000 was included in accounts payable and accrued expenses in the accompanying balance sheets, respectively.

Advances — Related Party

The Sponsor advanced the Company an aggregate of $162,500 to cover expenses related to the IPO. The advances were non-interest bearing and due on demand. Outstanding advances amounting to $162,500 were repaid on November 14, 2019.

In anticipation of the underwriters’ election to fully exercise their over-allotment option, the Sponsor advanced the Company an additional $41,458 to cover the purchase of the additional Private Warrants. At December 31, 2020 and 2019, advances of $16,458 were outstanding and due on demand.

Promissory Note — Related Party

On August 6, 2019, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company borrowed an aggregate principal amount of $100,569 under the Promissory Note. The Promissory Note was non-interest bearing and payable on the earlier of (i) September 30, 2020, (ii) the consummation of the IPO or (iii) the date on which the Company determined not to proceed with the IPO. As of December 31, 2019, the Company repaid $100,230 of amounts owed under the Promissory Note and $339 remained outstanding under the Promissory Note at December 31, 2020 and 2019.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be converted into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Warrants.

NOTE 7 — COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on November 4, 2019, the holders of the Founder Shares, Representative Shares, Private Warrants, and any warrants that may be issued in payment of Working Capital Loans (and all underlying securities) are entitled to registration rights. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Representative Shares, Private Warrants or warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time commencing after the Company consummates a Business Combination. Notwithstanding anything to the contrary, EarlyBirdCapital may only make a demand on one occasion and only during the five-year period beginning on the effective date of the IPO. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination; provided, however, that EarlyBirdCapital may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the IPO. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day to purchase up to 1,800,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On November 13, 2019, the underwriters partially exercised their over-allotment option to purchase an additional 1,001,552 Units at $10.00 per Unit, leaving 798,448 Units available for a purchase price of $10.00 per Unit.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of IPO, or an aggregate of $4,550,543 (exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at the Company’s sole discretion to other FINRA members that assist the Company in identifying and consummating a Business Combination.

NOTE 8 — STOCKHOLDERS’ EQUITY (Restated, see Note 2 — Amendment 2)

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020 and 2019, there were no shares of preferred stock issued or outstanding.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 8 — STOCKHOLDERS’ EQUITY (Restated, see Note 2 — Amendment 2) (cont.)

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2020, there were 3,370,388 shares of common stock issued and outstanding, excluding 13,001,552 shares of common stock subject to possible redemption.

Representative Shares

In August 2019, the Company issued to EarlyBirdCapital and its designees the 120,000 Representative Shares (as adjusted for the stock dividend described above). The Company accounted for the Representative Shares as an offering cost of the IPO, with a corresponding credit to stockholders’ equity. The Company estimated the fair value of Representative Shares to be $910 based upon the price of the Founder Shares issued to the Sponsor. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

NOTE 9 — WARRANTS

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption;

•        if, and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to the warrant holders; and

•        If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying the warrants.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 9 — WARRANTS (cont.)

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the IPO, except that the Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any Founder’s Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummated an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the IPO pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the IPO, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the IPO except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 10 — INCOME TAX

The Company’s net deferred tax liability are as follows:
	December31, 2020	December31, 2019
Deferred tax liability
Unrealized gain on marketable securities	$(432)	(48)
Total deferred tax liability	(432)	(48)
Valuation Allowance	—	—
Deferred tax liability	$(432)	$(48)

The income tax provision consists of the following:
	December 31, 2020	December 31, 2019
Federal
Current	$26,728	$26,934
Deferred	384	48

State and Local
Current	—	—
Deferred	—	—

Change in valuation allowance	—	—
Income tax provision	$27,112	$26,982

As of December 31, 2020 and 2019, the Company did not have any of U.S. federal and state net operating loss carryovers available to offset future taxable income.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:
	December 31, 2020	December 31, 2019
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Transaction costs allocable to warrant liability	0.0%	0.3%
Change in fair value of warrant liability	(22.5)%	(19.3)%
Valuation allowance	(0.0)%	0.00%
Income tax provision	(1.5)%	2.0%

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open to examination by the taxing authorities. The Company considers New York to be a significant state tax jurisdiction.

NOTE 11 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2020	December 31, 2019
Assets:
Cash and marketable securities held in Trust Account	1	$130,681,047	$130,311,535

Liabilities:
Warrant Liability – Private Warrants	3	3,950,311	1,975,155

The Private Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented in the statement of operations.

The Private Warrants were initially valued on November 7, 2019 using a binomial lattice model, which is considered to be a Level 3 fair value measurement.

The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the common stock. The expected volatility as of the valuation dates was implied from the Company’s own Public Warrant pricing.

The following table presents the quantitative information regarding Level 3 fair value measurements of the warrant liability:
	December 31, 2020	December 31, 2019
Exercise price	$11.50	$11.50
Stock price	$10.20	$9.74
Volatility	17.2%	9.1%
Term	5.00	5.00
Risk-free rate	0.29%	1.70%
Dividend yield	0.0%	0.0%

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of warrant liabilities:
Private Placement
Fair value as of June 20, 2019 (inception)	$—
Initial measurement on November 7, 2019 (Initial Public Offering, including over-allotment)	3,199,752
Change in fair value	(1,224,597)
Fair value as of December 31, 2019	1,975,155
Change in fair value	1,975,156
Fair value as of December 31, 2020	$3,950,311

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the periods ended December 31, 2020 and 2019.

NOTE 12 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On June 25, 2021, the Company’s Sponsor committed to provide an aggregate of $400,000 in loans in connection with the Working Capital Loans. As of November 23, 2021, there is $400,000 outstanding under the Working Capital Loan.

On August 9, 2021, Merida Merger Corp I., a Delaware corporation (“Merida”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) amended September 8, 2021, by and among Merida, Merida Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Merida (“First Merger Sub”), Merida Merger Sub II, LLC, a Washington limited liability company and wholly-owned subsidiary of Merida (“Second Merger Sub”), and Leafly Holdings, Inc., a Washington corporation (“Leafly”). Pursuant to the Merger Agreement, among other things the parties will undertake the following transactions (collectively, the “Transactions”): (i) First Merger Sub will merge with and into Leafly, with Leafly surviving such merger (“First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Leafly will merge with and into Second Merger Sub, with Second Merger Sub surviving such merger (the “Second Merger”) and being a wholly-owned subsidiary of Merida.

Pursuant to the Merger Agreement, the aggregate value of the consideration (prior to giving effect to the earnout consideration described below) to be paid to Leafly’s securityholders is $385 million, as follows: (a) each share of Class 1 common stock of Leafly, par value $0.0001 per share, each share of Class 2 common stock of Leafly, par value $0.0001 per share, and each share of Class 3 common stock of Leafly, par value $0.0001 per share (collectively, the “Leafly Common Stock”), issued and outstanding immediately prior to the First Merger (including shares of Leafly Common Stock issued upon the conversion of the Notes) will be converted into the right to receive a number of shares of common stock of Merida, par value $0.0001 per share (“Merida Common Stock”) equal to the Exchange Ratio (as defined below), and (b) each share of Leafly Series A preferred stock, par value $0.0001 per share (“Leafly Preferred Stock”), issued and outstanding immediately prior to the First Merger will be converted into the right to receive a number of shares of Merida Common Stock equal to the Exchange Ratio multiplied by the number of shares of Leafly Common Stock issuable upon conversion of such shares of Leafly Preferred Stock. The “Exchange Ratio” is the quotient of (i) 38,500,000 shares of Merida Common Stock, divided by (ii) the adjusted fully diluted shares of Leafly Common Stock outstanding immediately prior to the completion of the First Merger (taking into account the number of shares of Leafly Common Stock issuable upon the conversion of the Leafly Preferred Stock and Notes and upon exercise of outstanding stock options of Leafly, assuming for the purposes of this definition that all such Company Stock Options are fully vested and exercised on a net exercise basis. Each option of Leafly that is outstanding immediately prior to the Closing will automatically convert to an option to acquire an adjusted number of shares of Merida Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement.

MERIDA MERGER CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 12 — SUBSEQUENT EVENTS (cont.)

The Transaction will be consummated subject to the deliverables and provisions as further described in the Merger Agreement.

On October 13, 2021, the Company issued an unsecured promissory note in the amount of $400,000 to the Sponsor (the “Promissory Note”), pursuant to which the Company borrowed an aggregate principal amount of $400,000 under the Promissory Note. The Promissory Note is non-interest bearing and payable prior to the consummation of a business combination. As of November 23, 2021, there is $400,000 outstanding under the Promissory Note.

On October 29, 2021 the Company’s stockholders voted to extend the date in which the Company has to consummate a business combination to December 31, 2021. Holders of an aggregate of 1,389,867 shares of Merida’s common stock exercised their right to redeem their shares for an aggregate of approximately $13.9 million in cash.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Leafly Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leafly Holdings, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there are no critical audit matters.

We have served as the Company’s auditor since 2019.

Marcum LLP

/s/ Marcum LLP

San Jose, CA
June 25, 2021

LEAFLY HOLDINGS, INC
CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except per share data)	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$4,818	$5,739
Accounts receivable, net of allowance for doubtful accounts of $1,131 and $614, respectively	2,398	1,850
Prepaid expenses and other current assets	1,286	1,570
Operating lease right-of-use assets	230	—
Restricted cash	116	116
Total current assets	8,848	9,275
Property and equipment, net	523	900
Other assets	92	590
Total assets	$9,463	$10,765

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$1,599	$4,926
Accrued expenses	3,538	2,035
Related party payables	645	—
Deferred revenue	1,585	2,086
Total current liabilities	7,367	9,047
Other liabilities	27	384
Convertible promissory notes	—	6,520

Commitments and contingencies (Note 6)

Stockholders’ equity (deficit)
Series A preferred stock; $0.0001 par value; 20,033 authorized, 18,702 issued and outstanding, and liquidation preference of $19,436 at December 31, 2020; 0 authorized, issued, and outstanding and $0 liquidation preference at December 31, 2019	2	—
Common stock; $0.0001 par value; 209,651 authorized and 75,395 issued and outstanding at December 31, 2020; 206,800 authorized and 75,776 issued and outstanding at December 31, 2019	8	8
Additional paid-in capital	59,805	42,588
Accumulated deficit	(57,746)	(47,782)
Total stockholders’ equity (deficit)	2,069	(5,186)
Total liabilities and stockholders’ equity (deficit)	$9,463	$10,765

See Notes to Consolidated Financial Statements.

LEAFLY HOLDINGS, INC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in thousands, except per share data)	2020	2019
Revenue	$36,392	$30,072
Cost of revenue	4,962	3,909
Gross margin	31,430	26,163
Operating expenses
Sales and marketing	13,189	21,574
Product development	14,485	19,767
General and administrative	13,052	16,815
Total operating expenses	40,726	58,156
Loss from operations	(9,296)	(31,993)
Interest expense	(637)	(58)
Other income (expense)	(31)	115
Net loss	$(9,964)	$(31,936)

Basic and diluted loss per share	$(0.13)	$(0.46)
Weighted-average basic and diluted shares outstanding	76,431	69,186

See Notes to Consolidated Financial Statements.

LEAFLY HOLDINGS, INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Series A Preferred Stock		Class 1, Class 2, and Class 3 Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
(In thousands, except share data)	Shares	Amount	Shares	Amount
Balance at January 1, 2019	22,000,000	$2	—	$—	$8,370	$(15,846)	$(7,474)
Conversion of Series A preferred stock into common stock	(22,000,000)	(2)	41,692,743	4	(2)	—	—
Net loss	—	—	—	—	—	(31,936)	(31,936)
Stock-based compensation	—	—	—	—	380	—	380
Exercise of stock options	—	—	6,319,709	1	365	—	366
Common stock issued	—	—	26,490,876	3	25,997	—	26,000
Common stock contributed by Privateer	—	—	(3,863,969)	(1)	1	—	—
Common stock issued in exchange for settlement of Privateer related party payables	—	—	6,136,381	1	6,022	—	6,023
Extinguishment of Privateer related party payables	—	—	—	—	1,455	—	1,455
Balance at December 31, 2019	—	—	76,775,740	8	42,588	(47,782)	(5,186)
Net loss	—	—	—	—	—	(9,964)	(9,964)
Stock-based compensation	—	—	—	—	1,158	—	1,158
Exercise of stock options	—	—	548,027	—	733	—	733
Common stock repurchased	—	—	(1,929,164)	—	—	—	—
Conversion of promissory notes into Series A preferred stock, net	15,214,153	2	—	—	11,836	—	11,838
Series A preferred stock issued, net	3,488,339	—	—	—	3,490	—	3,490
Balance at December 31, 2020	18,702,492	$2	75,394,603	$8	$59,805	$(57,746)	$2,069

See Notes to Consolidated Financial Statements.

LEAFLY HOLDINGS, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(in thousands)	2020	2019
Cash flows from operating activities
Net loss	$(9,964)	$(31,936)
Adjustments:
Depreciation and amortization	312	261
Stock-based compensation expense	1,158	1,136
Bad debt expense	1,590	586
Noncash lease costs	248	—
Loss on write-off of merchandise inventory and other	308	—
Changes in operating assets and liabilities:
Accounts receivable	(2,138)	(1,122)
Other assets	87	(1,242)
Accounts payable	(3,327)	3,650
Accrued expenses and other liabilities	2,435	(63)
Deferred revenue	(501)	(44)
Net cash used in operating activities	(9,792)	(28,774)

Cash flows from investing activities
Deposits paid	—	(458)
Proceeds from sale of property and equipment	20	—
Purchase of property and equipment	(5)	(761)
Net cash provided by (used in) investing activities	15	(1,219)

Cash flows from financing activities
Proceeds from exercise of stock options	97	366
Proceeds from early exercise of stock options	—	664
Proceeds from convertible promissory notes	4,624	6,520
Proceeds from issuance of Class 1 common stock	—	26,000
Proceeds from Series A preferred stock, net	3,490	—
Change in related party payables	645	1,208
Net cash provided by financing activities	8,856	34,758

Net increase (decrease) in cash and cash equivalents	(921)	4,765
Cash, cash equivalents, and restricted cash, beginning of year	5,855	1,090
Cash, cash equivalents, and restricted cash, end of year	$4,934	$5,855

Supplemental disclosure of non-cash investing and financing activities
Conversion of promissory notes into Series A preferred stock, net	$11,838	$—
Issuance of convertible preferred shares in exchange for settlement of Privateer related party payables	$—	$6,023
Extinguishment of Privateer related party payables	$—	$1,456

See Notes to Consolidated Financial Statements.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — Organization and Description of Business

Leafly Holdings, Inc. (“Leafly” or “the Company”) operates an online cannabis information resource platform and was incorporated in the state of Washington on November 8, 2011. Leafly is headquartered in Seattle, Washington. The Company was a wholly owned subsidiary of Privateer Holdings, Inc. (Privateer), a Delaware corporation, until February 14, 2019. On February 14, 2019, Privateer effected a capital restructuring of the Company and distributed its ownership in Leafly to its stockholders.

In April and June 2017, the Company formed two wholly owned subsidiaries, Leafly Canada Ltd. (Leafly Canada) and Leafly Deutschland GmbH (Leafly Germany), respectively. In September 2019, the Company formed a wholly owned subsidiary, LMarket, LLC (Leafly Market). In April 2019, the Leafly Germany subsidiary discontinued operations. The accompanying consolidated financial statements include the financial results of the Company and its wholly owned subsidiaries.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated upon consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on the reported results of operations.

Certain Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken measures to monitor and mitigate the effects of COVID-19, including safety and health measures for employees (such as social distancing and working from home).

There is significant uncertainty around the ongoing disruptions related to the COVID-19 pandemic and its impact on the global economy. The extent to which the COVID-19 pandemic could have a significant adverse impact on the Company could be material and cannot be predicted with certainty. At this point, the Company cannot estimate the impact of the outbreak and no provision for this outbreak are reflected in the accompanying financial statements.

NOTE 2 — Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses in the consolidated financial statements and accompanying notes. Management evaluates its significant estimates on an ongoing basis, including those related to the allowance for doubtful accounts, the valuation allowance for deferred income tax assets, and the fair value of stock underlying equity issuances.

Management bases its estimates on historical experience, knowledge of current events, and actions it may undertake in the future that management believes to be reasonable under the circumstances. Actual results may differ from these estimates and assumptions.

Foreign Currency

The functional currency for the Company’s foreign subsidiaries is the U.S. dollar. The assets and liabilities of our foreign subsidiaries are remeasured to U.S. dollars at current or historic exchange rates, as appropriate. Revenues and expenses are remeasured to U.S. dollars using historic or average monthly exchange rates, as appropriate. Remeasurement gains and losses are included in other income (expense) on the Consolidated Statement of Operations. The assets, liabilities, revenues, and expenses of our foreign subsidiaries are individually less than 10% of our respective consolidated amounts. The Canadian dollar and Euro are our primary foreign currencies. Remeasurement gains and losses have not been significant.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — Significant Accounting Policies (cont.)

Foreign Operations

Operations outside the U.S. include Leafly Canada’s and Leafly Germany’s activities in Canada and Germany, respectively. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. Net liabilities of our foreign subsidiaries were $4,388 and $4,067 inclusive of intercompany payables to Leafly Holdings of $5,057 and $4,504 as of December 31, 2020 and 2019, respectively.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash and liquid investments purchased with a remaining maturity of three months or less, which at the dates reported consists of only checking and savings accounts. Restricted cash consists of funds held as collateral for Company issued credit cards and as security against credit card chargebacks by the Company’s merchant account provider.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the statement of cash flows:
	2020	2019
Cash and cash equivalents	$4,818	$5,739
Restricted cash	116	116
	$4,934	$5,855

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. The Company’s cash and cash equivalents and restricted cash are deposited with major financial institutions in the U.S., Canada, and Germany. At times, deposits in financial institutions located in the U.S. may exceed the amount of insurance provided on such deposits by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2020 and 2019, cash and cash equivalents of $581 and $500, held in foreign institutions, are not FDIC insured. To date, the Company has not experienced any losses on its cash deposits.

Accounts receivable are unsecured and the Company generally does not require collateral from its customers. The Company evaluates the collectability of its accounts receivable and provides an allowance for potential credit losses as necessary.

Accounts Receivable, Net and Payment Terms

The Company records accounts receivable at the time of invoicing the customer. Payment terms and conditions vary by contract type and the service being provided. Fees are usually non-refundable. Subscription-based services are typically invoiced monthly in advance and impression-based services are typically invoiced monthly in arrears. Customer payment terms vary by arrangement although payments are typically due within 30 days of invoicing. The timing between the satisfaction of the performance obligations and the payment is not significant and the Company currently does not have any significant financing components or significant payment terms.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable. The allowance reflects the Company’s best estimate of probable losses associated with the accounts receivable balance. It is based upon historical experience and loss patterns, the number of days that billings are past due, an evaluation of the potential risk of loss associated with delinquent accounts, and known delinquent accounts. When new information becomes available that allows the Company to estimate the allowance more accurately, it makes an adjustment, which is considered a change in accounting estimate. The carrying value of accounts receivable approximates their fair value due to its short-term nature.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — Significant Accounting Policies (cont.)

Costs to Obtain Contracts with Customers

Certain sales incentive compensation costs are incremental costs to obtain the related customer contract. For contract costs with amortization periods of more than 12 months, these costs are capitalized in the period in which they are incurred and amortized on a straight-line basis over the expected customer life of the associated contract. For contract costs with amortization periods of less than 12 months, the Company applies a practical expedient to expense such costs as incurred.

Property and Equipment

Property and equipment consists of furniture, equipment, and leasehold improvements and are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvements.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

Lease liabilities are recognized at the present value of the fixed lease payments, reduced by landlord incentives using an estimated discount rate based on similarly secured borrowings available to us. Lease assets are recognized based on the initial present value of the fixed lease payments, reduced by landlord incentives, plus any direct costs from executing the leases or lease prepayments.

The Company does not recognize its renewal options as part of its right-of-use assets and lease liabilities until it is reasonably certain that it will exercise such renewal options.

The Company does not combine lease and non-lease components; its lease agreements provide specific allocations of the Company’s obligations between lease and non-lease components. As a result, the Company is not required to exercise any judgment in determining such allocations.

Accounting for Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. Any impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying cost or the fair value less the cost to sell.

Revenue from Contracts with Customers

The Company generates revenue by providing customers with online software and advertising services, primarily through subscription agreements. Leafly also provides advertising on a per-impression delivered basis.

On January 1, 2019, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers for all open contracts and related amendments using the full retrospective method, which required the Company to adjust each prior reporting period presented. There was no cumulative impact to retained earnings for the adoption of ASC 606.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — Significant Accounting Policies (cont.)

The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized:

•        Identification of the contract, or contracts, with a customer;

•        Identification of the performance obligations in the contract;

•        Determination of the transaction price;

•        Allocation of the transaction price to the performance obligations in the contract; and

•        Recognition of revenue when, or as, the Company satisfies a performance obligation.

Leafly provides to its clients a platform to engage with and advertise to interested consumers. This subscription-based platform is delivered by way of a hosted, web-based application or Software as a Service (SaaS) delivery model. Customers of Leafly never take possession of any software as it is hosted in the cloud.

All the Company’s revenue and trade receivables are generated from contracts with customers. Revenue is recognized when control of the promised services is transferred to the Company’s customers at an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Performance Obligations — A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under Topic 606. The transaction price is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied by transferring the promised good or service to the customer. The Company identifies and tracks the performance obligations at contract inception so that the Company can monitor and account for the performance obligations over the life of the contract. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the amount of revenue it recognizes is equal to the amount which the Company has a right to invoice.

The Company’s Retail contracts typically contain a single performance obligation consisting of the hosted software in a multi-tenant environment where support and maintenance are included for customers. Retail contracts with multiple performance obligations contain additional services offerings, either in the form of subscription or one-time service. Additional Retail service offerings change over time but currently include additional mapping, mobile, homepage, and video features, as well as sponsorships, premium placement, pick-up lead generation, insights, and customer communications, including emails and mobile push notifications. Brands customers can purchase any number and combination of services; none of the Brands services require the purchase of another Brands service.

For contracts with multiple performance obligations where the contracted price differs from the standalone selling price (SSP) for any distinct good or service, the Company may be required to allocate the transaction price to each performance obligation using its best estimate for the SSP. The portion of our revenue for which SSP requires estimation has been immaterial.

A majority of the customer contracts have performance obligations that the Company satisfies over time, and revenue is recognized by consistently applying a method of measuring progress toward satisfaction of that performance obligation. Some contracts contain a performance obligation that the Company satisfies at a point in time upon delivery of the specified services. Revenues recognized over time are associated with software subscriptions and display ads. Revenues recognized at a point in time are associated with one-time content pushes to the customers.

More judgments and estimates are required under Topic 606 than were required under Topic 605. Due to the complexity of certain contracts, the actual revenue recognition treatment required under Topic 606 for the Company’s arrangements may be dependent on contract-specific terms and may vary in some instances.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — Significant Accounting Policies (cont.)

Practical Expedients and Exemptions — There are several practical expedients and exemptions allowed under Topic 606 that impact the timing of revenue recognition and the Company’s disclosures. Below is a list of practical expedients the Company applied in the adoption and application of Topic 606:

Application Practical Expedients:

•        The Company does not evaluate a contract for a significant financing component if payment is expected within one year or less from the transfer of the promised items to the customer.

•        The Company generally expenses sales commissions when incurred when the amortization period would have been one year or less. These costs are recorded within sales and marketing expense in the consolidated statements of operations.

Full Retrospective Transition Practical Expedients:

•        The Company was not required to restate revenue from contracts that began and were completed within the same annual reporting period. The Company did not apply this practical expedient if a contract extended between two annual reporting periods.

•        For contract modifications, the Company reflected the aggregate effect of all modifications that occurred prior to the adoption date when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to satisfied and unsatisfied performance obligations for the modified contracts at transition.

Contract Balances — The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in contract assets, or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company mainly provides subscription services and bills its customers upfront for any services to be performed. As such, the Company did not have any contracts assets as of, or during the year ended, December 31, 2020 or 2019.

Contract Liabilities (Deferred Revenue) — The Company records Deferred Revenue when the Company has received or has the right to receive consideration but has not yet transferred goods or services to the customer. The Company typically invoices its customers for online software on a monthly, quarterly, or annual basis, with payment due 30 days from the date of the invoice. Unpaid invoice amounts for non-cancelable services starting in future periods are included in accounts receivable and deferred revenue.

Cost of Revenue

Cost of revenue consists primarily of credit card processing fees, third-party professional services, website infrastructure and hosting costs, and salaries and employee benefits for the engineering teams responsible for operating the Company’s online software platform.

Product Development

Product development expenses primarily consist of consulting costs, and allocations of various overhead and occupancy costs, and salaries and employee benefits for the engineering teams responsible for developing new products or services or significant improvements to existing products or services. Product development costs that do not meet the criteria for capitalization are expensed as incurred.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — Significant Accounting Policies (cont.)

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against the Company’s deferred income tax assets if based on the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company periodically reviews its operations and significant income tax positions for uncertainties and areas of judgment in the application of complex income tax regulations in several tax jurisdictions and provides a liability for potential income taxes, where applicable. The Company includes any interest and penalties related to unrecognized tax benefits within the provision for taxes.

Advertising

All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expenses incurred by the Company were $194 and $793 and during 2020 and 2019, respectively.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of stock option grants, estimated in accordance with the applicable accounting guidance, recognized on a straight-line basis over the vesting period. The vesting period generally approximates the expected service period of the awards. When awards include a performance condition that impacts the vesting or exercisability of the award, the Company records compensation cost when it becomes probable that the performance condition will be met and the service is provided. Forfeitures are recognized and accounted for as they occur.

The fair value of stock options is estimated using a Black-Scholes option pricing model on the date of grant. This method requires certain assumptions be used as inputs, such as the fair value of the underlying common stock, expected term of the option before exercise, expected volatility of the Company’s common stock, expected dividend yield, and a risk-free interest rate. Options granted have a maximum contractual term of 10 years. The Company has limited historical stock option activity and therefore estimates the expected term of stock options granted using the simplified method, which represents the average of the contractual term of the stock option and its weighted-average vesting period. The expected volatility of stock options is based upon the historical volatility of a number of publicly traded companies in similar stages of development. The Company has historically not declared or paid any dividends and does not currently expect to do so in the foreseeable future. The risk-free interest rates used are based on the U.S. Department of Treasury (U.S. Treasury) yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock options.

Common Stock Valuation

Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies in accordance with the framework of Standards 9 and 10 of the Uniform Standards of Professional Appraisal Practice, the Statement on Standards for Valuation Services as set forth by the American Institute of Certified Public Accountants (“AICPA”), ASC Topic 820 Fair Value Measurements and Disclosures, and the AICPA Accounting and Valuation Guide for the Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. The fair value of the common stock has been determined based upon a variety of factors, including the illiquid nature of the common stock, sales of the Company’s preferred stock, the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event. Among other factors are the Company’s unaudited and audited historical financial position and performance and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — Significant Accounting Policies (cont.)

Recently Adopted Accounting Standards

Leases — In February 2016, the FASB issued ASC Topic 842, Leases. This standard requires all entities that lease assets with terms of more than 12 months to capitalize the assets and related liabilities on the balance sheet. The standard is effective for the Company as of January 1, 2021 but was early adopted as of January 1, 2020.

The Company adopted and began applying ASC 842 on January 1, 2020 in accordance with Accounting Standards Update (ASU) No. 2018-11, Targeted Improvements to ASC 842, using a modified retrospective approach. Based on its lease portfolio in place at the time of adoption, the Company determined that a cumulative-effect adjustment to the opening balance of accumulated deficit was not needed because there was no difference between the operating lease expense recorded to its condensed consolidated statement of operations following its adoption of ASC 842 and the amount that would have been recorded under ASC 840. The Company will continue to disclose comparative reporting periods prior to January 1, 2020 under ASC 840.

The Company elected to take most of the package of practical expedients permitted under the transition guidance within ASC 842, which allows an entity to not reassess 1) whether any expired or existing contracts contain leases, 2) the lease classification for any expired or existing leases, and 3) the treatment of initial direct costs for any existing leases. The Company did not elect the hindsight practical expedient to determine the lease terms for existing leases.

The Company recorded operating lease right-of-use assets and lease liabilities for all of its leases that met the definition of a lease under ASC 842 and that are greater than twelve months in duration upon its adoption of ASC 842. The most significant changes as a result of adopting ASC 842 were the recognition of operating lease right-of-use assets of approximately $6,700 and operating lease liabilities of approximately $6,400 on the Company’s consolidated balance sheet upon adoption on January 1, 2020. These balances are comprised of the Company’s office lease portfolio. The Company de-recognized deferred rent liabilities associated with its office lease portfolio of $143 upon adoption.

Revenue Recognition — In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 was updated with ASU 2015-14 to defer the effective date. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, and is to be applied retrospectively, with early application permitted with the annual reporting period. The Company adopted this new accounting standard and the related amendments on January 1, 2019, using the full retrospective method.

Subsequently, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606) — Principal versus Agent Considerations, ASU 2016-10, Revenue from Contracts with Customers (Topic 606) — Identifying Performance Obligations and Licensing, ASU 2016-12, Revenue from Contracts with Customers (Topic 606) — Narrow Scope Improvements and Practical Expedients, and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which provide clarification and additional guidance related to ASU 2014-09. We also adopted ASU 2016-08, ASU 2016-10, ASU 2016-12, and ASU 2016-20 with ASU 2014-09 (collectively, the new revenue standard) on January 1, 2019.

The new revenue standard is effective for the Company as of January 1, 2019, and permits the use of either a full retrospective or modified retrospective transition method. The Company adopted this standard on January 1, 2019, using the full retrospective method. The adoption of the new revenue standard did not have a material impact to our consolidated revenues, financial position, or results of operations.

Restricted Cash — In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash, which requires restricted cash and cash equivalents be included a component of total cash and cash equivalents presented on the statement of cash flows. The Company adopted ASU 2016-18 on January 1, 2019 using the retrospective transition method. The adoption of ASU 2016-18 did not have a material impact on the consolidated financial statements.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — Significant Accounting Policies (cont.)

Fair Value Disclosure — In August 2018, the FASB issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which amended ASC 820, Fair Value Measurement. ASU 2018-13 modified the disclosure requirements for fair value measurements by removing, modifying, and adding certain disclosures. The Company adopted ASU 2018-13 on January 1, 2020, and the adoption did not have a material impact on its consolidated financial statements.

Cloud Computing Arrangements Accounting — In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and which to recognize as assets. ASU 2018-15 generally aligns the guidance on recognizing implementation costs incurred in a cloud computing arrangement that is a service contract with that for implementation costs incurred to develop or obtain internal-use software, including hosting arrangements that include an internal-use software license. The Company adopted ASU 2018-15 prospectively and began applying it on January 1, 2020. The adoption did not have a material impact on the Company’s financial statements.

Debt with Conversion and Other Options — The Company adopted ASU 2020-06 on January 1, 2021 using the full retrospective method. Accordingly, the Company has presented the consolidated financial statements as if this guidance had been effective during all periods presented. However, the adoption of the new guidance did impact the Company’s interest expense recognized during the year ended December 31, 2020, resulting in a decrease of $11,144. The cumulative effect of the adoption of the new guidance on the Company’s consolidated balance sheet as of December 30, 2020 was a decrease in additional paid-in capital and accumulated deficit of $11,144.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles for recording income taxes, while also simplifying certain recognition and allocation approaches to accounting for income taxes. ASU 2019-12 will be effective for the first interim period within annual periods beginning after December 15, 2020, on a prospective basis or modified retrospective basis. For certain provisions, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements and related disclosures.

NOTE 3 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following as of December 31:
	2020	2019
Prepaid expenses	$734	$1,068
Other current assets	552	502
	$1,286	$1,570

NOTE 4 — Property and Equipment, Net

Property and equipment consist of the following as of December 31:
	2020	2019
Furniture and equipment	$1,062	$1,199
Leasehold improvements	23	40
	1,085	1,239
Less: accumulated depreciation and amortization	(562)	(339)
	$523	$900

The Company recognized depreciation expense of $312 and $216 for the years ended December 31, 2020 and 2019, respectively.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:
	2020	2019
Employee-related liabilities	$2,805	$923
Early exercise stock option liability	—	279
Lease liability	183	—
Other accrued expenses	550	833
	$3,538	$2,035

NOTE 6 — Commitments and Contingencies

Legal

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s consolidated financial statements.

NOTE 7 — Revenue and Contract Balances

The following table presents revenue by service type for the years ended December 31:
	2020	2019
Advertising	$36,036	$29,763
Other services	356	309
	$36,392	$30,072

The following table presents revenue by geographic region for the years ended December 31:
	2020	2019
United States	$33,328	$27,413
All other countries	3,064	2,659
	$36,392	$30,072

The following table presents revenue by timing of recognition for the years ended December 31:
	2020	2019
Over time	$34,261	$28,247
Point in time	2,131	1,825
	$36,392	$30,072

Revenues recognized over time are associated with software subscription and display ads. Revenues recognized at a point in time are associated with one-time content push to the customers.

During the years ended December 31, 2020 and 2019, no individual customer accounted for 10% or more of consolidated revenue nor accounts receivable.

The allowance for doubtful accounts as of December 31, 2020 and 2019, and the changes in the allowance for doubtful accounts during the years ended December 31, 2020 and 2019, are as follows:
	2020	2019
Balance, beginning of period	$614	$51
Add: provision for doubtful accounts	1,590	586
Less: write-offs, net of recoveries	(1,073)	(23)
Balance, end of period	$1,131	$614

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — Revenue and Contract Balances (cont.)

Contract liabilities consist of deferred revenue, which is recorded on the consolidated balance sheets when the Company has received consideration, or has the right to receive consideration, in advance of transferring the performance obligations under the contract to the customer.

Changes in deferred revenue during the years ended December 31, 2020 and 2019, were as follows:
	2020	2019
Balance, beginning of period	$2,086	$2,131
Add: net increase in current period contract liabilities	1,585	2,086
Less: revenue recognized from beginning balance	(2,086)	(2,131)
Balance, end of period	$1,585	$2,086

A majority of the deferred revenue balance as of December 31, 2020, is expected to be recognized in the subsequent 12-month period ending December 31, 2021. No other contract assets or liabilities are recorded on the Company’s consolidated balance sheets as of December 31, 2020 and 2019.

NOTE 8 — Income Taxes

The Company was included in the consolidated tax return of Privateer Holdings, Inc. & Subsidiaries until Privateer effected a capital restructuring of the Company on February 14, 2019. We calculate the provision for income taxes by using a “separate return” method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Privateer Holdings, Inc. & Subsidiaries. Our provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results. The Company has not identified any unrecognized tax benefits or uncertain tax positions. No liability is recorded on the financial statements and no accrual for interest and penalties was required as of December 31, 2020. The Company does not expect any material changes related to uncertain tax positions during the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject to.

The components of net loss before income taxes consist of the following:
	2020	2019
United States	$(9,687)	$(30,644)
Foreign	(277)	(1,292)
	$(9,964)	$(31,936)

The provision for income taxes differs from the amount estimated by applying the statutory federal income tax rate to net loss before taxes as follows:
	2020	2019
Federal tax (benefit) at statutory rate	$(2,093)	$(6,837)
State tax at statutory rate, net of federal	(316)	(931)
Permanent differences	197	617
Change in valuation allowance	2,206	19,006
Deferred adjustments	595	(11,761)
Net operating loss carryback – CARES Act	(685)	—
Other	96	(94)
Provision for income taxes	$—	$—

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — Income Taxes (cont.)

The components of deferred tax assets and liabilities consist of the following:
	2020	2019
Deferred tax assets
Net operating loss carryforwards – domestic	$9,895	$6,944
Net operating loss carryforwards – foreign	1,252	1,171
Intangible assets	13,576	14,420
Accruals	659	468
Other	118	245
Total deferred tax assets	25,500	23,248
Valuation allowance	(25,401)	(23,195)
Total deferred tax assets, net of allowance	$99	$53
Deferred tax liabilities
Other	(99)	(53)
Total deferred tax liabilities	(99)	(53)
Total deferred tax assets, net	$—	$—

The Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty as to whether such assets will be realized. The valuation allowance increased primarily due to the generation of current year net operating losses.

As of December 31, 2020, the Company had $42,598 of U.S. federal, $29,729 of state, and $4,422 of foreign net operating losses available to offset future taxable income. The state net operating loss carryforwards will begin to expire in 2039, if not utilized. The federal NOLs can be carried forward indefinitely and will not expire. In addition, the use of net operating loss and tax credit carryforwards may be limited under Section 382 of the Internal Revenue Code in certain situations where changes occur in the stock ownership of a company. In the event that the Company has had a change in ownership, utilization of the carryforwards could be restricted.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted March 27, 2020. Among the business provisions, the CARES Act provided for various payroll tax incentives, changes to net operating loss carryback and carryforward rules, business interest expense limitation increases, and bonus depreciation on qualified improvement property. Additionally, the Consolidated Appropriations Act of 2021 was signed on December 27, 2020, which provided additional COVID relief provisions for businesses. The Company has evaluated the impact of both Acts and has determined that any impact is not material to its financial statements.

As of December 31, 2020, the Company asserts to indefinitely reinvest undistributed earnings to ensure sufficient working capital and further expansion of existing operations outside the U.S. As of December 31, 2020 and 2019, the Company’s foreign subsidiaries operated at a cumulative deficit for U.S. earnings and profit purposes. In the event the Company is required to repatriate funds from outside of the U.S., such repatriation would be subject to local laws, customs, and tax consequences. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

NOTE 9 — Convertible Promissory Notes

In 2020 and 2019, the Company issued a series of similar convertible promissory notes (collectively, the “Notes”) totaling $4,650 and $6,520, respectively. The Notes bear interest at 8% annually and are due two years from the issuance date. The Notes convert into shares of preferred stock issued in a qualified financing with a minimum amount of $30,000. If a qualified financing does not occur before September 30, 2020, the holders of a majority of the outstanding Notes can elect to convert the series of Notes into shares of the Company’s existing equity securities

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — Convertible Promissory Notes (cont.)

at their discretion. If neither a qualified financing occurs nor the holders of a majority of the outstanding Notes elect to convert, then individual holders can elect to convert their individual notes or accelerate the repayment of the outstanding principal plus any interest payable as if the note is being held to the maturity date. The Notes convert into shares of the Company’s existing equity securities, or preferred stock if sold to investors in the next financing. The conversion price is equal to 75% of the lesser of (a) the price per share paid by investors in the next financing round or (b) the quotient obtained by dividing $300,000 by the total number of shares outstanding on a fully diluted basis.

A qualified financing did not occur prior to September 30, 2020, and the holders of a majority of the Notes elected to convert the entire series of Notes to Series A preferred stock at a conversion price of $0.78. The Company evaluated the conversion option within the Notes to determine whether the conversion price was beneficial to the note holders. The entire series of outstanding convertible promissory notes with an aggregate principal balance of $11,170 and accrued interest of $693 converted into 15,214 shares of Series A preferred stock on September 30, 2020 (see Note 10).

NOTE 10 — Stockholder’s Equity (Deficit)

Convertible Series A Preferred Stock

As of December 31, 2020, the Company was authorized to issue 20,033 shares of Series A preferred stock (Series A) with a par value of $0.0001. As of December 31, 2019, no shares of Series A were issued, outstanding, or authorized for issuance.

During 2020, the Company issued 3,488 shares of Series A in exchange for gross proceeds of $3,650, less issuance costs of $160. Additionally, the Company issued 15,214 shares of Series A in exchange for the conversion of outstanding promissory notes of $11,170 and accrued interest of $693, less issuance costs of $25 (see Note 9).

The rights, preferences, privileges, and restrictions for holders of Series A are as follows:

Dividends — The holders of Series A are entitled to receive non-cumulative dividends. Dividends are payable when and if declared by the Board of Directors.

Voting — The holders of Series A are entitled to voting rights equal to the number of shares of Class 2 common stock into which each share of Series A could be converted and shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Liquidation — In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to holders of common stock, the original issue price (initially $1.0392), plus any declared but unpaid dividends. As of December 31, 2020, the aggregate liquidation preference is $19,436. If, upon the occurrence of such event, the assets and funds to be distributed among the holders of Series A are insufficient to permit the above payment to such holders, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A in proportion to the preferential amount each such holder would otherwise be entitled to receive.

Upon the completion of the distribution to the holders of Series A, all remaining assets, if any, shall be distributed ratably to the holders of common stock pro rata based on the number of shares of common stock held by each such holder.

Conversion — Shares of Series A are convertible at any time at the option of the holder into such number of fully paid and non-assessable shares of Class 2 common stock as is determined by dividing the Series A original issue price ($1.0392 per share) by the Series A conversion price (initially $1.0392 per share, subject to adjustment) in effect

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — Stockholder’s Equity (Deficit) (cont.)

at the time of the conversion. All outstanding shares of Series A shall automatically be converted into shares of Class 2 common stock at the then effective conversion rate upon either (a) the closing of the sale of shares of Class 2 common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act or (b) the date and time specified by the vote or written consent of the holders of a majority of the then outstanding shares of Series A.

Redemption — Series A is not redeemable at the option of the holder.

Common Stock — A summary of common stock is as follows at December 31:
	Par Value	Voting Rights Per Share	2020		2019
			Authorized	Outstanding	Authorized	Outstanding
Class 1	$0.0001	10 votes	74,500	28,564	74,500	28,640
Class 2	$0.0001	1 vote	119,000	41,892	118,400	41,816
Class 3	$0.0001	none	16,151	4,939	13,900	6,320
			209,651	75,395	206,800	76,776

On January 25, 2019, the Company amended its Articles of Incorporation and bylaws effecting a conversion of each share of the then outstanding Series A preferred stock into 1.8951247 shares of Class 1 or Class 2 common stock, based on the individual eligibility of the holder.

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of each class of common stock shall be treated equally, identically, and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation.

Shares of Class 1 common stock are convertible, one-for-one, into shares of Class 2 common stock at any time at the option of the holder. Each share of Class 1 common stock automatically converts into one fully paid and nonassessable share of Class 2 common stock immediately upon a transfer, other than a permitted transfer as defined, of such share of Class 1 common stock. Each share of Class 1 and Class 3 common stock automatically converts into one fully paid and nonassessable share of Class 2 common stock immediately upon the closing of an underwritten public offering of common stock under the Securities Act of 1933, as amended, on or after the first day in which the Securities Exchange is open for trading on which the outstanding shares of Class 1 common stock represent less than 10% of the aggregate number of shares of the then outstanding Class 1 common stock and Class 2 common stock.

Common Stock Reserved for Future Issuance

As of December 31, 2020, the Company had reserved shares of Class 2 common stock for future issuance in connection with the following:
Number of Shares
Stock options outstanding	5,765
Stock options available for future grants	5,448
Series A preferred stock	18,702
Class 1 common stock	28,564
Class 3 common stock	4,939
63,418

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — Equity Incentive Plans

The Privateer Plan

On February 14, 2019, Privateer effected a capital restructuring of the Company. Holders of all classes of Privateer Plan shares were issued 1.15 shares of the Company as part of the capital restructuring. The same ratio was applied to stock option holders of Privateer; for all outstanding options for those stock option holders working for the Company and only to the extent those options were vested for stock option holders working for other Privateer entities. Those stock option holders working for other Privateer entities, had until December 31, 2019, to exercise the stock options in the Company. Stock option holders that continue working for Leafly will continue to vest in their options on the same schedule as the Privateer stock options.

The Privateer Plan has 5,230 shares of Privateer common stock reserved for issuance as of December 31, 2019. Stock options granted under the Privateer Plan may be either incentive stock options or nonqualified stock options. Stock options and shares of Privateer Holdings common stock issued under the Privateer Plan were determined by the Board of Directors of Privateer Holdings and were not issued at less than 100% of the fair value of the shares on the date of the grant. Fair value was determined by the Board of Directors of Privateer Holdings. The compensation expense under the Privateer Plan was allocated from Privateer to Leafly. Stock options vest 25% on the first anniversary of the grant date and ratably thereafter over a total of four years from the date of grant and expire, if not exercised within 10 years from date of grant.

For the years ended December 31, 2020 and 2019, total stock-based compensation expense under the Privateer Plan was $0 and $756, respectively. During 2019, no options were granted, exercised, forfeit, or expired under the Privateer Plan. All outstanding options were cancelled and reissued under the Leafly Plan in February 2019 with the same terms.

The Leafly Plan

In April 2018, the Board adopted its Leafly 2018 Equity Incentive Plan (the Leafly Plan). The Plan provides for the grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards. As of December 31, 2020, the Leafly Plan has authorized a maximum of 16,151 shares of Class 3 common stock for issuance.

Stock options and shares of Class 3 common stock issued under the Leafly Plan are determined by the Board of Directors of the Company and may not be issued at less than 100% of the fair value of the shares on the date of the grant. Fair value is determined by the Board of Directors. Stock options typically vest 25% on the first anniversary of the grant date and ratably thereafter over a total of four years from the date of grant. Certain options contain performance vesting conditions. Awards expire within 10 years from date of grant.

The fair value of each stock option award to employees is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:
	2020	2019
Risk-free interest rate	0.63%	2.05%
Expected term in years	5.47	6.03
Expected volatility	58%	59%
Expected dividend yield	0%	0%

The weighted-average grant-date fair value of options granted under the Leafly Plan was $0.30 and $0.35 per share for the years ended December 31, 2020 and 2019, respectively.

For the years ended December 31, 2020 and 2019, total stock-based compensation expense under the Leafly Plan was $792 and $380, respectively. As of December 31, 2020, the total remaining unrecognized stock-based compensation expense related to non-vested stock options amounted to $1,282, which will be amortized over the weighted-average remaining requisite service period of approximately 1.1 years.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — Equity Incentive Plans (cont.)

Stock option activity under the Leafly Plan is as follows:
	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2019	5,982	0.65
Granted	4,290	0.60
Exercised	(548)	0.16
Forfeit or expired	(3,959)	0.96
Outstanding at December 31, 2020	5,765	$0.33	$242	8.92

Vested and exercisable	1,594	$0.26	$166	7.97

Stock Option Repricing

During 2020, the Board of Directors approved a common stock option repricing program whereby certain previously granted and unexercised options held by current employees with exercise prices above $0.36 per share were repriced on a one-for-one basis to $0.36 per share which represented the per share fair value of the Company’s common stock as of the date of the repricing. The vesting terms of certain options were also modified from liquidity-based performance condition to a time-based service condition. There was no other modification to the vesting schedule of the previously issued options. As a result, 1,979 unexercised options originally granted to purchase common stock at prices ranging from $0.77 to $1.58 per share were repriced under this program.

The Company treated the repricing as a modification of the original awards and calculated additional compensation costs for the difference between the fair value of the modified award and the fair value of the original award on the modification date. The repricing resulted in incremental stock-based compensation cost of $220. Expense related to vested shares was expensed on the repricing date and expense related to unvested shares is being amortized over the remaining vesting period of such stock options.

Early Exercised Options

The Company allows certain employees to “early exercise” unvested stock options. Upon exercise, an employee is deemed to own the shares for income tax purposes even though the employee has exercised the stock option before vesting has occurred under the award’s original terms. Consequently, the restricted stock received upon exercise contains a repurchase provision by the Company contingent on the employee’s termination of service with the Company. Such an exercise is not substantive for accounting purposes and the award continues to be accounted for as a stock option. The short-term liability and long-term liability associated with cash received from the early exercise of unvested options is included in other current liabilities and other liabilities, respectively, on the Consolidated Balance Sheets.

A summary of early exercise activity is as follows:
	Number of Shares	Weighted Average Exercise Price	Short-Term Liability	Long-Term Liability
Unvested at December 31, 2019	1,015	$0.65	$279	$384
Vested	(516)	0.54	(279)	—
Forfeited or expired	(464)	0.77	—	(357)
Unvested at December 31, 2020	35	$0.77	$—	$27

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — Related Party Transactions

Officer Note

In March 2019, the Company issued a recourse promissory note (the Officer Note) in the amount of $1,024 to John T. Leslie, who was an officer of the Company. The Officer Note bears interest at 2.55%, compounded annually. The principal balance and accrued interest are due upon the earlier of (i) a liquidation event, (ii) within ten (10) or 180 days following the termination of the officer depending on nature of the termination, (iii) immediately prior to the Company’s registration of securities under section 12 of the Securities Exchange Act of 1934, as amended, or the Company’s becoming subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1933, as amended, if the officer is determined pursuant to Rule 3b-7 of the Securities Exchange Act of 1933, as amended, or is otherwise at that time a member of the Company’s Board of Directors, (iv) the officer’s acceptance of or appointment to a position which would qualify the officer as an executive officer of the Company, or (v) any other change in the officer’s status or the Company’s status which would cause the Officer Note to be deemed a prohibited extension of credit by the Company under Section 402 of the Sarbanes-Oxley Act of 2002 or other applicable law. The recourse promissory note is secured by 1,330 shares of common stock.

Although this Officer Note is recourse to the individual, it is accounted for as nonrecourse since the recourse provision is not substantive. Accordingly, we have accounted for the combination of the promissory note and restricted stock as a grant of an option, as the substance is similar to the grant of an option. The exercise price of this stock option is the principal and interest due on the promissory note. The fair value of the stock option is recognized over the requisite service period (not the term of the promissory note) through a charge to compensation cost. The maturity date of the promissory notes reflects the legal term of the stock option for purposes of valuing the award.

In August 2020, in connection with Mr. Leslie’s separation, the Company cancelled the Officer Note and associated accrued interest in exchange for the repurchase of 1,505 unvested shares and 424 vested shares, with an original exercise price of $0.77, at a price of $0.55 per share. The excess of the repurchase price over the fair value of the stock on the repurchase date resulted in recognition of compensation cost of $367 during 2020.

Privateer Holdings

Leafly was a wholly owned subsidiary of Privateer Holdings until February 14, 2019, when Privateer Holdings effected a capital restructuring of the Company and distributed its ownership in Leafly to its stockholders. In 2019, Leafly entered into a Corporate Services Agreement, as amended, with Ten Eleven Management LLC dba Privateer Management. Two individuals on Leafly’s board of directors, Michael Blue and Christian Groh, are officers for Privateer Management, which therefore has been identified as a related party. Privateer Management provides managerial services, support services, and administrative services and at times pays for employee health benefit and other expenses on behalf of the Company. During 2020 and 2019, the Company recorded $1,205 and $4,375 for these services within general and administrative expenses in the Consolidated Statements of Operations. As of December 31, 2020 and 2019, the Company owed $580 and $5,514, respectively, to Privateer Management for corporate services and expenses paid on its behalf.

In February 2019, the Company entered into a capital contribution agreement with Privateer which provided the Company with $26,000 in cash and the cancellation of $6,023 of payables to Privateer in exchange for 32,627 shares of Class 1 common stock. An additional $1,456 of payables to Privateer were cancelled and contributed concurrently, inclusive of a payable for stock-based compensation expense allocated from the Privateer Plan of $756 (see Note 11).

Other

One of Leafly’s significant investors, Brendan Kennedy, is a member of the board of directors of Tilray, Inc., which is the parent company of High Park Holdings Ltd., a customer of Leafly, and therefore has been identified as a related party. During the year ended December 31, 2020 and 2019, the Company recorded approximately $239 and $304, respectively, of revenue earned from contracts with this customer.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — Defined Contribution Plan

The Company sponsors a defined contribution plan for all eligible employees providing for voluntary contributions by eligible employees and matching contributions made by the Company. The Company’s discretionary employer contribution rate is equal to 100% of salary deferrals that do not exceed 1% of compensation plus 50% of salary deferrals between 1% and 6% of compensation. The Company recognized expense from matching contributions of $616 and $324 for the years ended December 31, 2020 and 2019, respectively.

NOTE 14 — Leases

The Company leases its facilities under non-cancelable operating leases, which expire at various dates through February 2022. The Company’s leases and subleases do not include any variable lease payments, residual value guarantees, related-party leases, or restrictions or covenants that would limit or prevent the Company from exercising its right to obtain substantially all of the economic benefits from use of the respective assets during the lease term.

In May 2020, the Company amended its lease for its headquarters office in Seattle to reduce the square feet leased, to reduce the monthly payment to $75 effective August 1, 2020, and to terminate the lease on March 31, 2021. The effect of this amendment is captured in the table of future lease maturities as of December 31, 2020, below.

As of December 31, 2020, maturities of lease liabilities for each of the succeeding five years and thereafter were as follows:
December 31
2021	$325
2022	17
Thereafter	—
Total minimum lease payments	342
Less imputed interest	(2)
Present value of lease liabilities	$340

Operating lease cost for the year ended December, 31, 2020 was $1,582. During the year ended December 31, 2019, the Company recognized rent expense of $1,689 on a straight-line basis over the lease period under ASC 840. Cash payments made on operating leases for the year ended December 31, 2020 was $1,282. As of December 31, 2020, the weighted-average remaining lease term and weighted-average discount rate were 0.25 years and 8%, respectively.

NOTE 15 — Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss is not attributed to the preferred stock as the holders of the preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options, preferred stock, and convertible notes. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — Net Loss Per Share (cont.)

The following table presents the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented:
	2020	2019
Net loss (numerator)	$(9,964)	$(31,936)
Weighted average shares outstanding (denominator)	76,431	69,186
Basic and diluted net loss per share	$(0.13)	$(0.46)

The Company had three classes of common stock outstanding during the periods presented. Following are the calculations of basic and diluted net loss per share for each class of stock:
	Year-ended December 31, 2020
	Class 1	Class 2	Class 3
Net loss (numerator)	$(3,725)	$(5,460)	$(779)
Weighted average shares outstanding (denominator)	28,570	41,886	5,975
Basic and diluted net loss per share	$(0.13)	$(0.13)	$(0.13)
	Year-ended December 31, 2019
	Class 1	Class 2	Class 3
Net loss (numerator)	$(13,335)	$(16,687)	$(1,914)
Weighted average shares outstanding (denominator)	28,889	36,150	4,147
Basic and diluted net loss per share	(0.46)	(0.46)	(0.46)

The following shares subject to outstanding options, convertible notes, and convertible preferred stock were excluded from the computation of diluted net income per share attributable to common stockholders for the periods presented as their effect would have been antidilutive:
	2020	2019
Shares subject to outstanding common stock options	6	5,982
Shares subject to convertible promissory notes	—	15,214
Series A preferred stock	18,702	—
	18,708	21,196

See Note 9 for additional information regarding convertible promissory notes. See Note 10 for additional information regarding the terms of the preferred stock. See Note 11 for additional information regarding stock options.

NOTE 16 — Segment Reporting

Operating segments are components of an enterprise for which discrete financial information is available for evaluation by the chief operating decision maker (CODM) in making decisions regarding the allocation of resources and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. Segment gross margin is the segment measure of profit or loss used to assess segment performance. The Company operates its business and reports its financial performance using two segments: Retail and Brands, which are groupings of service offerings, as described below.

Retail comprises offerings that allow the Company’s customers to engage in commerce with their customers, in addition to the Brands advertising and marketing offerings.

Brands comprises offerings that allow the Company’s customers to advertise and market to their customers. These offerings include advertising and marketing through directory listing, direct emails, and mobile push notifications, for example. Brands offerings do not include commerce functionality.

LEAFLY HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — Segment Reporting (cont.)

Segment revenue and gross margin were as follows during the periods presented:
	2020	2019
Revenue:
Retail	$29,591	23,724
Brands	6,801	6,348
Total Revenue	$36,392	$30,072
Gross margin:
Retail	$26,290	$20,795
Brands	5,140	5,368
Total gross margin	$31,430	$26,163

Assets are not allocated to segments for internal reporting presentations, nor are depreciation and amortization.

Geographic Areas

The Company’s operations are primarily in the United States and to a lesser extent, in certain other countries. Refer to Note 7 for revenue classified by major geographic area.

NOTE 17 — Subsequent Events

The Company has evaluated its subsequent events through the date the consolidated financial statements were issued and has determined that there are no subsequent events requiring disclosure in these consolidated financial statements other than the items noted below.

Stock Options

In May 2021, the Company’s board of directors granted stock options to purchase an aggregate of approximately 6,700 shares of common stock at an exercise price of $0.36 per share. These stock option grants were issued from the Leafly 2018 Equity Incentive Plan.

Convertible Notes

In June 2021, the Company issued convertible promissory notes (collectively, the 2021 Notes) (see Note 9) totaling approximately $23,800, which included a $1,000 promissory note purchased by Brendan Kennedy, a related party (see Note 12). These notes bear interest at 8% annually. Unless converted, the entire balance of principal and accrued but unpaid interest is due on December 3, 2022. The notes are contingently convertible upon the occurrence of a certain events. The notes convert at a discount to the equity securities purchased by investors in a qualified financing of not less than $25,000 or in a qualified public transaction (initial public offering, direct listing, or acquisition transaction with a publicly-listed special purpose acquisition company or its subsidiary). The conversion price applicable to any such conversion will be an amount equal to 80% of the lowest price per share paid by investors or implied by a qualified public transaction. Outstanding principal and accrued interest shall immediately become due and payable upon specified events of default or upon an acquisition of the Company other than a qualified public transaction.

LEAFLY HOLDINGS, INC
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	September 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$33,104	$4,818
Accounts receivable, net of allowance for doubtful accounts of $1,578 and $1,131, respectively	2,166	2,398
Prepaid expenses and other current assets	3,485	1,286
Operating lease right-of-use assets	—	230
Restricted cash	142	116
Total current assets	38,897	8,848
Property and equipment, net	323	523
Other assets	82	92
Total assets	$39,302	$9,463

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$3,182	$1,599
Accrued expenses	6,396	3,538
Related party payables	24	645
Deferred revenue	2,179	1,585
Total current liabilities	11,781	7,367
Other liabilities	—	27
Convertible promissory notes, net	31,353	—

Commitments and contingencies (Note 7)

Stockholders’ equity (deficit)
Series A preferred stock; $0.0001 par value; 20,033 authorized, 18,702 issued and outstanding, and aggregate liquidation preference of $19,436 at September 30, 2021 and December 31, 2020, respectively	2	2
Common stock; $0.0001 par value; 211,251 and 209,651 authorized at September 30, 2021 and December 31, 2020, respectively; 76,088 and 75,395 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	8	8
Additional paid-in capital	60,784	59,805
Accumulated deficit	(64,626)	(57,746)
Total stockholders’ equity (deficit)	(3,832)	2,069
Total liabilities and stockholders’ equity (deficit)	$39,302	$9,463

See Notes to Condensed Consolidated Financial Statements.

LEAFLY HOLDINGS, INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands except per share amounts)

	Nine Months Ended September 30,
	2021	2020
Revenue	$30,959	$27,102
Cost of revenue	3,564	3,573
Gross margin	27,395	23,529
Operating expenses
Sales and marketing	13,148	9,843
Product development	9,905	11,549
General and administrative	10,485	10,468
Total operating expenses	33,538	31,860
Loss from operations	(6,143)	(8,331)
Interest expense, net	(698)	(628)
Other expense, net	(39)	(18)
Net loss	$(6,880)	$(8,977)
Basic and diluted loss per share	$(0.09)	$(0.12)
Weighted-average basic and diluted shares outstanding	75,630	76,789

See Notes to Condensed Consolidated Financial Statements.

LEAFLY HOLDINGS, INC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT)
(Unaudited, in thousands)

	Series A Preferred Stock		Class 1, Class 2, and Class 3 Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	—	$—	76,776	$8	$42,588	$(47,782)	$(5,186)
Net loss	—	—	—	—	—	(8,977)	(8,977)
Stock-based compensation	—	—	—	—	892	—	892
Exercise of stock options	—	—	416	—	724	—	724
Common stock repurchased			(1,929)		—
Conversion of promissory notes into Series A preferred stock, net	15,214	2			11,836		11,838
Series A preferred stock issued, net	3,488	—	—	—	3,490	—	3,490
Balance at September 30, 2020	18,702	$2	75,263	$8	$59,530	$(56,759)	$(2,781)

Balance at January 1, 2021	18,702	$2	75,395	$8	$59,805	$(57,746)	$2,069
Net loss	—	—	—	—	—	(6,880)	(6,880)
Stock-based compensation	—	—	—	—	729	—	729
Exercise of stock options	—	—	693	—	250	—	250
Balance at September 30, 2021	18,702	$2	76,088	$8	$60,784	$(64,626)	$(3,832)

See Notes to Condensed Consolidated Financial Statements.

LEAFLY HOLDINGS, INC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(6,880)	$(8,977)
Adjustments:
Depreciation	195	240
Stock-based compensation expense	729	892
Bad debt expense	841	1,076
Amortization of right of use assets	230	248
Noncash interest expense associated with convertible debt	710	694
Other	44	75
Changes in operating assets and liabilities:
Accounts receivable	(674)	(1,755)
Other assets	(600)	169
Accounts payable	(3)	(3,138)
Accrued expenses	1,713	949
Deferred revenue	594	(314)
Net cash used in operating activities	(3,101)	(9,841)

Cash flows from investing activities
Purchase of property and equipment	(38)	(3)
Proceeds from sale of property and equipment	—	20
Net cash provided by (used in) investing activities	(38)	17

Cash flows from financing activities
Proceeds from exercise of stock options	223	72
Proceeds from convertible promissory notes	31,470	4,624
Proceeds from Series A preferred stock, net	—	3,490
Proceeds from related party payables	—	334
Payments on related party payables	(242)	—
Net cash provided by financing activities	31,451	8,520

Net increase (decrease) in cash, cash equivalents, and restricted cash	28,312	(1,304)
Cash, cash equivalents, and restricted cash, beginning of period	4,934	5,855
Cash, cash equivalents, and restricted cash, end of period	$33,246	$4,551

See Notes to Condensed Consolidated Financial Statements.

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 1 — Description of Organization and Business Operations

Leafly Holdings, Inc. (Leafly or the Company) operates an online cannabis information resource platform and was incorporated in the state of Washington on November 8, 2011. Leafly is headquartered in Seattle, Washington.

The Company has two wholly owned subsidiaries, Leafly Canada Ltd. (Leafly Canada) and LMarket, LLC (Leafly Market). In April 2020, Leafly Market discontinued operations. The accompanying condensed consolidated financial statements include the financial results of the Company and its wholly owned subsidiaries.

Basis of Presentation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) as determined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. All intercompany balances and transactions have been eliminated upon consolidation.

In the opinion of management, the unaudited interim condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

These unaudited interim condensed consolidated financial statements and notes should be read in conjunction with the Company’s audited consolidated financial statements and related notes included elsewhere in this prospectus.

Certain Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken measures to monitor and mitigate the effects of COVID-19, including safety and health measures for employees (such as social distancing and working from home).

There is significant uncertainty around the ongoing disruptions related to the COVID-19 pandemic and its impact on the global economy. The extent to which the COVID-19 pandemic could have a significant adverse impact on the Company could be material and cannot be predicted with certainty. At this point, the Company cannot estimate the impact of the outbreak and no provision for this outbreak is reflected in the accompanying financial statements.

Merger Agreement

On August 9, 2021, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Merida Merger Corp I (Merida). Pursuant to the terms of the Merger Agreement, subject to customary closing conditions of the merger, including shareholder approval, a business combination between Merida and the Company will be effected through the merger of a subsidiary of Merida into the Company, with the Company being the surviving entity and a wholly-owned subsidiary of Merida (the Merger). Once effective, all equity securities of the Company will be converted into the right to receive the applicable portion of merger consideration pursuant to the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, the aggregate consideration to be paid to the Company’s securityholders is $385,000. In addition, Merida will issue to employees, service providers, and stockholders of the Company up to 6,000 Common Shares contingent on reaching certain milestones as specified in the Merger Agreement.

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 2 — Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses in the condensed consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to the allowance for doubtful accounts, the valuation allowance for deferred income tax assets, and the fair value of stock underlying equity issuances. Management bases its estimates on historical experience, knowledge of current events and actions it may undertake in the future that management believes to be reasonable under the circumstances. Actual results may differ from these estimates and assumptions.

Foreign Currency

The functional currency for the Company’s foreign subsidiaries is the U.S. dollar. The assets and liabilities of our foreign subsidiaries are remeasured to U.S. dollars at current or historic exchange rates, as appropriate. Revenues and expenses are remeasured to U.S. dollars using historic or average monthly exchange rates, as appropriate. Remeasurement gains and losses are included in other income (expense) on the Condensed Consolidated Statement of Operations. The assets, liabilities, revenues, and expenses of our foreign subsidiaries are individually less than 10% of our respective consolidated amounts. The Canadian dollar is our primary foreign currency. Remeasurement gains and losses have not been significant.

Foreign Operations

Operations outside the U.S. comprise Leafly Canada’s activities in Canada. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. Net liabilities of our foreign subsidiaries were $3,133 and $4,388, inclusive of intercompany payables to Leafly Holdings of $4,345 and $5,057, as of September 30, 2021 and December 31, 2020, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. The Company’s cash and cash equivalents and restricted cash are deposited with major financial institutions primarily in the U.S. and Canada. At times, deposits in financial institutions located in the U.S. may be in excess of the amount of insurance provided on such deposits by the Federal Deposit Insurance Corporation (FDIC). At September 30, 2021 and December 31, 2020, cash and cash equivalents of $1,027 and $581, held in foreign institutions, are not FDIC insured. To date, the Company has not experienced any losses on its cash deposits.

Accounts receivable are unsecured and the Company generally does not require collateral from its customers. The Company evaluates the collectability of its accounts receivable and provides an allowance for potential credit losses as necessary.

Recently Adopted Accounting Standards

On December 18, 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which is intended to simplify various aspects of accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU 2019-12 on January 1, 2021. The effect of the adoption of ASU 2019-12 was not material.

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 2 — Significant Accounting Policies (cont.)

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies the accounting for certain convertible instruments by removing the separation models for convertible debt with a cash conversion feature or convertible instruments with a beneficial conversion feature. As a result, convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. Additionally, the ASU amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The treasury stock method is no longer available. The amendments in ASU 2020-06 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. Adoption of the standard can either be on a modified retrospective or full retrospective basis.

The Company adopted ASU 2020-06 on January 1, 2021 using the full retrospective method. Accordingly, the Company has presented the consolidated financial statements as if this guidance had been effective during all periods presented. However, the adoption of the new guidance did impact the Company’s interest expense recognized during the nine months ended September 30, 2020, resulting in a decrease of $4,273. The cumulative effect of the adoption of the new guidance on the Company’s condensed consolidated balance sheet as of December 31, 2020 was a decrease in additional paid-in capital and accumulated deficit of $11,144.

NOTE 3 — Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash consist of the following:
	September 30, 2021	December 31, 2020
Cash and cash equivalents	$33,104	$4,818
Restricted cash	142	116
	$33,246	$4,934

NOTE 4 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:
	September 30, 2021	December 31, 2020
Prepaid expenses	$1,238	$734
Other current assets	2,247	552
	$3,485	$1,286

NOTE 5 — Property and Equipment, Net

Property and equipment consist of the following:
	September 30, 2021	December 31, 2020
Furniture and equipment	$1,007	$1,062
Leasehold improvements	2	23
	1,009	1,085
Less: accumulated depreciation and amortization	(686)	(562)
	$323	$523

The Company recognized depreciation expense of $195 and $240 for the nine months ended September 30, 2021 and 2020, respectively.

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 6 — Accrued Expenses

Accrued expenses consist of the following:
	September 30, 2021	December 31, 2020
Employee-related liabilities	$4,329	$2,805
Lease liability	—	183
Accrued legal costs	350	24
Other accrued expenses	1,717	526
	$6,396	$3,538

NOTE 7 — Commitments and Contingencies

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s condensed consolidated financial statements.

NOTE 8 — Revenue and Contract Balances

The following table presents revenue by service type for the nine months ended September 30:
	2021	2020
Advertising	$30,813	$26,832
Other services	146	270
	$30,959	$27,102

The following table presents revenue by geographic region for the nine months ended September 30:
	2021	2020
United States	$28,204	$24,618
All other countries	2,755	2,484
	$30,959	$27,102

The following table presents revenue by timing of recognition for the nine months ended September 30:
	2021	2020
Over time	$28,531	$25,509
Point in time	2,428	1,593
	$30,959	$27,102

Revenues recognized over time are associated with software subscription and display ads. Revenues recognized at a point in time are associated with one-time content pushes to customers.

During the nine months ended September 30, 2021 and 2020, no individual customers accounted for 10% or more of consolidated revenue. As of September 30, 2021 and December 31, 2020, one customer accounted for 15% of accounts receivable and no individual customer accounted for 10% or more of accounts receivable, respectively

The allowances for doubtful accounts changed during the reporting period as follows:
Balance December 31, 2020	$1,131
Add: provision for doubtful accounts	841
Less: write-offs, net of recoveries	(394)
Balance September 30, 2021	$1,578

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 8 — Revenue and Contract Balances (cont.)

Deferred revenue changed during the reporting period as follows:
Balance December 31, 2020	$1,585
Add: net increase in current period contract liabilities	2,112
Less: revenue recognized from beginning balance	(1,518)
Balance September 30, 2021	$2,179

A majority of the deferred revenue balance as of September 30, 2021 is expected to be recognized in the subsequent 12-month period. No other contract assets or liabilities are recorded on the Company’s consolidated balance sheets as of September 30, 2021 or December 31, 2020.

NOTE 9 — Income Taxes

The Company’s effective tax rate was 0% for both the nine months ended September 30, 2021 and 2020. The effective tax rate was lower than the U.S. federal statutory rate primarily due to the Company’s valuation allowance recorded against its deferred tax assets and permanent differences, primarily related to nondeductible interest expense associated with a beneficial conversion feature of our convertible promissory notes (see Note 10).

NOTE 10 — Convertible Promissory Notes

In June 2021, the Company issued a series of convertible promissory notes (collectively, the 2021 Notes) totaling approximately $23,970. The 2021 Notes bear interest at 8% annually. Unless converted, the entire balance of principal and accrued but unpaid interest is due on December 3, 2022. The 2021 Notes are contingently convertible upon the occurrence of a certain events. The 2021 Notes convert at a discount to the equity securities purchased by investors in a qualified financing of not less than $25,000, a financing other than a qualified financing (non-qualified financing), or in a qualified public transaction (initial public offering, direct listing, or acquisition transaction with a publicly-listed special purpose acquisition company or its subsidiary). The conversion price applicable to any such conversion will be an amount equal to 80% of the lowest price per share paid by investors or implied by a qualified public transaction. Outstanding principal and accrued interest shall immediately become due and payable upon specified events of default or upon an acquisition of the Company other than a qualified public transaction. The Company’s payment obligations under the 2021 Notes are unsecured.

In August 2021, the Company issued additional convertible promissory notes totaling $7,500 to Merida Capital, an affiliate of Merida. As of September 30, 2021, the cumulative amount raised through the 2021 Notes is $31,470, and the cumulative amount held by Merida is $15,000. These notes are subject to the same interest rate, maturity, and conversion terms of the existing series of 2021 Notes; however, they are subject to unique repayment terms under certain conditions. If the transactions contemplated by the merger agreement are not completed on or prior to May 16, 2022 other than as a result of market conditions, the failure to receive any required approvals or any events, circumstances or actions outside of the control of Leafly or Merida, Merida may request repayment of all $15,000 outstanding convertible promissory notes held by them plus accrued interest. If the transactions contemplated by the merger agreement do not close by such date as a result of any of the foregoing reasons, Merida can request repayment of all outstanding convertible promissory notes plus accrued interest held by them on November 16, 2022.

Notwithstanding, conversion options discussed herein, the Company may not prepay the amount due in whole or in part without the written consent of the lead investor. As of September 30, 2021, the net carrying amount of the 2021 Notes was $31,353, which includes unamortized issuance costs of $117. The estimated fair value of the convertible debt instruments was $32,633 as of September 30, 2021.

In 2020 and 2019, the Company issued a series of similar convertible promissory notes (collectively, the 2019 Notes) totaling $4,650 and $6,520, respectively. The 2019 Notes bear interest at 8% annually and were due two years from the issuance date. The 2019 Notes were convertible into shares of preferred stock issued in a qualified financing with a minimum amount of $30,000. If a qualified financing did not occur before September 30, 2020, the holders of

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 10 — Convertible Promissory Notes (cont.)

a majority of the outstanding 2019 Notes could elect to convert the series of 2019 Notes into shares of the Company’s existing equity securities at their discretion. If neither a qualified financing occurred nor the holders of a majority of the outstanding 2019 Notes elected to convert, then individual holders could elect to convert their individual notes or accelerate the repayment of the outstanding principal plus any interest payable as if the note is being held to the maturity date. The 2019 Notes were convertible into shares of the Company’s existing equity securities, or preferred stock if sold to investors in the next financing. The conversion price was equal to 75% of the lesser of (a) the price per share paid by investors in the next financing round or (b) the quotient obtained by dividing $300,000 by the total number of shares outstanding on a fully diluted basis.

A qualified financing did not occur prior to September 30, 2020, and the holders of a majority of the 2019 Notes elected to convert the entire series of 2019 Notes to Series A preferred stock at a conversion price of $0.78. The entire series of outstanding 2019 Notes with an aggregate principal balance of $11,170 and accrued interest of $693 converted into 15,214 shares of Series A preferred stock on September 30, 2020 (see Note 11).

NOTE 11 — Stockholders’ Equity

Convertible Series A Preferred Stock

During the second quarter of 2020, the Company issued 3,488 shares of Series A preferred stock (Series A) in exchange for gross proceeds of $3,650, less issuance costs of $160. During the third quarter of 2020, the Company issued 15,214 shares of Series A in exchange for the conversion of outstanding promissory notes of $11,170 and accrued interest of $693, less issuance costs of $25.

The rights, preferences, privileges, and restrictions for holders of Series A are as follows:

Dividends — The holders of Series A are entitled to receive non-cumulative dividends. Dividends are payable when and if declared by the Board of Directors.

Voting — The holders of Series A are entitled to voting rights equal to the number of shares of Class 2 common stock into which each share of Series A could be converted and shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Liquidation — In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to holders of common stock, the original issue price ($1.0392 per share), plus any declared but unpaid dividends. As of September 30, 2021, the aggregate liquidation preference is $19,436. If, upon the occurrence of such event, the assets and funds to be distributed among the holders of Series A are insufficient to permit the above payment to such holders, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A in proportion to the preferential amount each such holder would otherwise be entitled to receive. Upon the completion of the distribution to the holders of Series A, all remaining assets, if any, shall be distributed ratably to the holders of common stock pro rata based on the number of shares of common stock held by each such holder.

Conversion — Shares of Series A are convertible at any time at the option of the holder into such number of fully paid and non-assessable shares of Class 2 common stock as is determined by dividing the Series A original issue price ($1.0392 per share) by the Series A conversion price (initially $1.0392, subject to adjustment) in effect at the time of the conversion. All outstanding shares of Series A shall automatically be converted into shares of Class 2 common stock at the then effective conversion rate upon either (a) the closing of the sale of shares of Class 2 common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act or (b) the date and time specified by the vote or written consent of the holders of a majority of the then outstanding shares of Series A.

Redemption — Series A is not redeemable at the option of the holder.

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 11 — Stockholders’ Equity (cont.)

Common Stock

A summary of common stock is as follows as of September 30:
			2021		2020
	Par Value	Voting Rights	Authorized	Outstanding	Authorized	Outstanding
Class 1 common stock	$0.0001	10 votes per share	74,500	28,564	74,500	28,564
Class 2 common stock	$0.0001	1 vote per share	119,000	41,892	119,000	41,892
Class 3 common stock	$0.0001	no voting rights	17,751	5,632	16,151	4,807
			211,251	76,088	209,651	75,263

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of each class of common stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation.

Shares of Class 1 common stock are convertible, one-for-one, into shares of Class 2 common stock at any time at the option of the holder. Each share of Class 1 common stock automatically converts into one fully paid and nonassessable share of Class 2 common stock immediately upon a transfer, other than a permitted transfer as defined, of such share of Class 1 common stock. Each share of Class 1 and Class 3 common stock automatically converts into one fully paid and nonassessable share of Class 2 common stock immediately upon the closing of an underwritten public offering of common stock under the Securities Act of 1933, as amended, on or after the first day in which the Securities Exchange is open for trading on which the outstanding shares of Class 1 common stock represent less than 10% of the aggregate number of shares of the then outstanding Class 1 common stock and Class 2 common stock.

Common Stock Reserved for Future Issuance

As of September 30, 2021, the Company had reserved shares of Class 2 common stock for future issuance in connection with the following:
Number of Shares
Stock options outstanding	11,527
Stock options available for future grants	592
Class 1 common stock	28,564
Class 3 common stock	5,632
46,315

NOTE 12 — Equity Incentive Plans

As of September 30, 2021, the Leafly 2018 Equity Incentive Plan (the Leafly Plan) has authorized a maximum of 17,751 shares of Class 3 common stock for issuance.

In May 2021, the Company’s board of directors granted stock options to purchase an aggregate of approximately 6,672 shares of common stock at an exercise price of $0.36 per share. These stock option grants were issued from the Leafly 2018 Equity Incentive Plan.

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 12 — Equity Incentive Plans (cont.)

The fair value of each stock option award to employees is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions as of September 30:
	2021	2020
Risk-free interest rate	1.02%	0.88%
Expected term in years	5.90	5.66
Expected volatility	61.18%	53.86%
Expected dividend yield	0%	0%

The weighted-average grant-date fair value of options granted under the Leafly Plan was $0.20 for the nine months ended September 30, 2021.

As of September 30, 2021, there was approximately $1,585 of unrecognized compensation cost which is expected to be recognized over a weighted-average service period of approximately 0.90 years. Additionally, as of September 30, 2021, there was approximately $364 of additional unrecognized compensation cost related stock options with a performance condition, which will be recognized commencing upon the earlier of closing a public offering or a change in control.

Stock option activity under the Leafly Plan was as follows:
	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2020	5,765	0.33
Granted	6,672	0.36
Exercised	(693)	0.36
Forfeit or expired	(217)	0.40
Outstanding at September 30, 2021	11,527	$0.35	$20,228	9.00

Vested and exercisable	3,854	$0.32	$6,843	8.37

NOTE 13 — Related Party Transactions

Officer Note

In March 2019, the Company issued a recourse promissory note (the Officer Note) in the amount of $1,024 to John T. Leslie, who was an officer of the Company. The Officer Note bore interest at 2.55%, compounded annually, and was secured by 1,330 shares of common stock.

Although this Officer Note was recourse to the individual, it was accounted for as nonrecourse since the recourse provision was not substantive. Accordingly, we accounted for the combination of the promissory note and restricted stock as a grant of an option, as the substance was similar to the grant of an option. The exercise price of this stock option was the principal and interest due on the promissory note. The fair value of the stock option was recognized over the requisite service period (not the term of the promissory note) through a charge to compensation cost. The maturity date of the promissory notes reflected the legal term of the stock option for purposes of valuing the award.

In August 2020, in connection with Mr. Leslie’s separation, the Company cancelled the Officer Note and associated accrued interest in exchange for the repurchase of 1,505 unvested shares and 424 vested shares, with an original exercise price of $0.77, at a price of $0.55 per share.

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 13 — Related Party Transactions (cont.)

Privateer Holdings and Privateer Management

Leafly was a wholly owned subsidiary of Privateer Holdings, Inc. until February 14, 2019, when Privateer Holdings effected a capital restructuring of Leafly and distributed its ownership in Leafly to its stockholders. In 2019, Leafly entered into a Corporate Services Agreement, as amended, with Ten Eleven Management LLC dba Privateer Management. Two individuals on Leafly’s board of directors, Michael Blue and Christian Groh, are officers of Privateer Management, which has therefore been identified as a related party. Privateer Management provided managerial services, support services, administrative services and at times paid for employee health benefit and other expenses on behalf of the Company through March 31, 2021. During the nine months ended September 30, 2021 and 2020, the Company recorded $0 and $945, respectively, for these expenses within general and administrative expenses in the Condensed Consolidated Statements of Operations. As of September 30, 2021 and December 31, 2020, the Company owed $24 and $580, respectively, to Privateer Management for corporate services and expenses paid on its behalf in 2020 and prior. The agreement has terminated despite a payable remaining outstanding.

Other

One of Leafly’s significant investors, Brendan Kennedy, is a member of the board of directors of Tilray, Inc., which is the parent company of High Park Holdings Ltd., a customer of Leafly, and has therefore been identified as a related party. During the nine months ended September 30, 2021 and 2020, the Company recorded approximately $125 and $234, respectively, of revenue earned from contracts with this customer.

In June 2021, Mr. Kennedy purchased a convertible promissory note totaling $1,000. The note was issued as part of the existing series of 2021 Notes (see Note 10) and is subject to the same interest rate, maturity, and conversion terms.

NOTE 14 — Defined Contribution Plan

The Company recognized expense from matching contributions to the Company-sponsored defined contribution retirement plan of $528 and $474 for the nine months ended September 30, 2021 and 2020, respectively.

NOTE 15 — Leases

The Company leases its facilities under non-cancelable operating leases, which expire at various dates through February 2022. Under the terms of the agreements, the Company is responsible for certain insurance and maintenance expenses. The Company records rent expense on a straight-line basis over the terms of the underlying leases. The difference between cash payments required and rent expense is recorded as amortization against outstanding lease liabilities and right of use assets. The Company’s leases and subleases do not include any variable lease payments, residual value guarantees, related-party leases, or restrictions or covenants that would limit or prevent the Company from exercising its right to obtain substantially all of the economic benefits from use of the respective assets during the lease term.

In May 2020, the Company amended an office lease for its headquarters in Seattle to reduce the square feet and the monthly payment to $75 per month effective August 1, 2020 and terminated the lease on March 31, 2021.

Operating lease cost for the nine months ended September 30, 2021 was $308. During the nine months ended September 30, 2020, the Company recognized rent expense of $1,364 on a straight-line basis over the lease period under the previous lease accounting standard. Operating cash flows used by operating leases for the nine months ended September 30, 2021 and 2020 were $225 and $1,057, respectively. The weighted-average remaining lease term was 0.25 years and the weighted-average discount rate was 8% as of December 31, 2020. Future lease payments were immaterial as of September 30, 2021.

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 16 — Restructuring Charges

During the nine months ended September 30, 2020, in response to COVID-19 and the associated potential impact on the Company’s business, certain employees were terminated, and the Company recorded $550 of pre-tax severance expense of which $232 is within sales and marketing expenses, $162 is within product development expenses, and $156 is within general and administrative expenses in our Condensed Consolidated Statements of Operations. Accrued severance expense was paid out prior to the end of each quarter during which the Company recorded the associated expense.

NOTE 17 — Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss is not attributed to the preferred stock as the holders of the preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options, preferred stock, and convertible notes. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following table presents the computation of basic and diluted net loss per share attributable to common stockholders, as a group, for the periods presented:
	Nine Months Ended September 30,
	2021	2020
Net loss (numerator)	$(6,880)	$(8,977)
Weighted average shares outstanding (denominator)	75,630	76,789
Basic and diluted net loss per share	$(0.09)	$(0.12)

The Company had three classes of common stock outstanding during the periods presented. Following are the calculations of basic and diluted net loss per share for each class of common stock:
	Nine Months Ended September 30, 2021
	Class 1	Class 2	Class 3
Net loss (numerator)	$(2,598)	$(3,811)	$(471)
Weighted average shares outstanding (denominator)	28,564	41,892	5,174
Basic and diluted net loss per share	$(0.09)	$(0.09)	$(0.09)
	Nine Months Ended September 30, 2020
	Class 1	Class 2	Class 3
Net loss (numerator)	$(3,340)	$(4,897)	$(740)
Weighted average shares outstanding (denominator)	28,572	41,884	6,333
Basic and diluted net loss per share	$(0.12)	$(0.12)	$(0.12)

LEAFLY HOLDINGS, INC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts and percentages)

NOTE 17 — Net Loss Per Share (cont.)

The following shares of common stock subject to outstanding options, convertible notes, and convertible preferred stock were excluded from the computation of diluted net income per share attributable to common stockholders for the periods presented as their effect would have been antidilutive:
	Nine Months Ended September 30,
	2021	2020
Shares subject to outstanding common stock options	11,527	4,499
Shares subject to convertible promissory notes	38,669	15,214
Series A preferred stock	18,702	18,702

See Note 10 for additional information regarding convertible promissory notes. See Note 11 for additional information regarding the terms of the preferred stock. See Note 12 for additional information regarding stock options.

NOTE 18 — Segment Reporting

Operating segments are components of an enterprise for which discrete financial information is available for evaluation by the chief operating decision maker (CODM) in making decisions regarding the allocation of resources and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. Segment gross margin is the segment measure of profit or loss used to assess segment performance. The Company operates its business and reports its financial performance using two segments: Retail and Brands, which are groupings of service offerings, as described below.

Retail comprises offerings that allow the Company’s customers to engage in commerce with their customers, in addition to the Brands advertising and marketing offerings.

Brands comprises offerings that allow the Company’s customers to advertise and market to their customers. These offerings include advertising and marketing through directory listing, direct emails, and mobile push notifications, for example. Brands offerings do not include commerce functionality.

Segment revenue and gross margin were as follows during the periods presented:
	Nine Months Ended September 30,
	2021	2020
Revenue:
Retail	$24,572	$21,917
Brands	6,387	5,185
Total revenue	$30,959	$27,102
Gross margin:
Retail	22,339	19,524
Brands	5,056	4,005
Total gross margin	$27,395	$23,529

Assets are not allocated to segments for internal reporting presentations, nor are depreciation and amortization.

Geographic Areas

The Company’s operations are primarily in the U.S. and to a lesser extent, in certain other countries. Refer to Note 8 for revenue classified by major geographic area.

NOTE 19 — Subsequent Events

The Company has evaluated its subsequent events through the date the condensed consolidated financial statements were issued and has determined that there are no subsequent events requiring disclosure in these condensed consolidated financial statements.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

August 9, 2021

by and among

MERIDA MERGER CORP. I,

MERIDA MERGER SUB, INC.,

MERIDA MERGER SUB II, LLC,

and

LEAFLY HOLDINGS, INC.

Annex A Page No.
ARTICLE I CERTAIN DEFINITIONS		A-2
1.01	Definitions	A-2
1.02	Construction	A-15
1.03	Knowledge	A-16
ARTICLE II THE MERGERS; CLOSING		A-16
2.01	The Mergers	A-16
2.02	Effects of the Mergers	A-16
2.03	Closing	A-17
2.04	Payment of Expenses	A-17
2.05	Organizational Documents of the Surviving Corporation and the Surviving Entity	A-17
2.06	Directors and Officers of the Surviving Corporation and the Surviving Entity	A-17
2.07	Tax Free Reorganization Matters	A-18
ARTICLE III EFFECTS OF THE MERGERS		A-18
3.01	Treatment of Company Common Stock and Company Preferred Stock in the First Merger	A-18
3.02	Treatment of Capital Stock and Equity Interests in the Second Merger	A-19
3.03	Equitable Adjustments	A-19
3.04	Delivery of Per Share Company Common Stock Consideration and Per Share Company Preferred Stock Consideration	A-19
3.05	Conversion of Company Stock Options	A-20
3.06	Notes	A-20
3.07	Withholding	A-20
3.08	No Fractional Shares	A-20
3.09	Dissenting Shares	A-21
ARTICLE IV EARN OUT AND SPONSOR PROMOTE SHARES		A-21
4.01	Issuance of Earn Out Shares	A-21
4.02	Acceleration Event	A-22
4.03	Sponsor Agreement	A-22
4.04	Amendment to Escrow Agreement	A-22
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-23
5.01	Corporate Organization of the Company	A-23
5.02	Subsidiaries	A-23
5.03	Due Authorization	A-24
5.04	No Conflict	A-24
5.05	Governmental Authorities; Consents	A-25
5.06	Capitalization	A-25
5.07	Financial Statements	A-26
5.08	Undisclosed Liabilities	A-27
5.09	Absence of Changes	A-27
5.10	Internal Controls	A-27
5.11	Litigation and Proceedings	A-27
5.12	Restrictions on Business Activities	A-27
5.13	Compliance with Laws	A-28
5.14	Intellectual Property	A-28
5.15	Data Privacy	A-31
5.16	Contracts; No Defaults	A-31
5.17	Company Benefit Plans	A-33
5.18	Labor Matters	A-35
5.19	Taxes	A-36

Annex A-i

Annex A Page No.
5.20	Brokers’ Fees	A-37
5.21	Insurance	A-37
5.22	Real Property; Tangible Property	A-37
5.23	Environmental Matters	A-38
5.24	Significant Customers and Suppliers	A-38
5.25	Affiliate Agreements	A-39
5.26	Permits	A-39
5.27	Registration Statement	A-39
5.28	Convertible Note Financing; Note Purchase Agreements	A-39
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB		A-39
6.01	Corporate Organization	A-40
6.02	Due Authorization	A-40
6.03	No Conflict	A-41
6.04	Litigation and Proceedings	A-41
6.05	Compliance with Laws	A-41
6.06	Benefit Plans	A-42
6.07	Governmental Authorities; Consents	A-42
6.08	Trust Account	A-42
6.09	Taxes	A-43
6.10	Brokers’ Fees	A-44
6.11	Parent SEC Reports; Nasdaq Correspondence; Financial Statements; Sarbanes-Oxley Act; Canadian Reporting Issuer Status	A-44
6.12	Business Activities; Absence of Changes	A-45
6.13	Registration Statement	A-46
6.14	Capitalization	A-47
6.15	Parent Listing	A-48
6.16	Contracts; No Defaults	A-48
6.17	Investment Company Act; JOBS Act	A-49
6.18	Affiliate Agreements	A-49
ARTICLE VII COVENANTS OF THE COMPANY		A-49
7.01	Conduct of Business	A-49
7.02	Inspection	A-51
7.03	Termination of Certain Agreements	A-52
7.04	No Parent Securities Transactions	A-52
7.05	No Claim Against the Trust Account	A-52
7.06	Company Financial Statements; Other Actions	A-52
7.07	Consent Solicitation; Company Shareholder Consent	A-53
7.08	Non-Solicitation	A-53
ARTICLE VIII COVENANTS OF PARENT		A-54
8.01	Conduct of Parent During the Interim Period	A-54
8.02	Trust Account	A-56
8.03	Inspection	A-56
8.04	Parent Listing	A-56
8.05	Parent Public Filings	A-56
8.06	Section 16 Matters	A-57
8.07	Director and Officer Appointments	A-57
8.08	Exclusivity	A-57
8.09	Bylaws	A-57
8.10	Insider Letters	A-57
Annex A-ii

Annex A Page No.
8.11	Certain Parent Borrowings	A-58
8.12	Parent Extension	A-58
ARTICLE IX JOINT COVENANTS		A-58
9.01	Indemnification and Insurance	A-58
9.02	Support of Transaction	A-59
9.03	Preparation of Registration Statement; Special Meeting	A-59
9.04	Other Filings; Press Release	A-61
9.05	Confidentiality; Communications Plan	A-61
9.06	Regulatory Approvals	A-62
9.07	Parent Incentive Plans	A-63
9.08	FIRPTA	A-63
9.09	A&R Registration Rights Agreement	A-63
9.10	Additional Financing Cooperation	A-63
ARTICLE X CONDITIONS TO OBLIGATIONS		A-64
10.01	Conditions to Obligations of All Parties	A-64
10.02	Additional Conditions to Obligations of Parent	A-64
10.03	Additional Conditions to the Obligations of the Company	A-65
ARTICLE XI TERMINATION/EFFECTIVENESS		A-65
11.01	Termination	A-65
11.02	Effect of Termination	A-66
ARTICLE XII MISCELLANEOUS		A-67
12.01	Waiver	A-67
12.02	Notices	A-67
12.03	Assignment	A-68
12.04	Rights of Third Parties	A-68
12.05	Expenses	A-68
12.06	Governing Law	A-68
12.07	Captions; Counterparts	A-68
12.08	Schedules and Exhibits	A-68
12.09	Entire Agreement	A-68
12.10	Amendments	A-69
12.11	Severability	A-69
12.12	Jurisdiction; WAIVER OF TRIAL BY JURY	A-69
12.13	Enforcement	A-69
12.14	Non-Recourse	A-69
12.15	Nonsurvival of Representations, Warranties and Covenants	A-70
12.16	Acknowledgements	A-70
12.17	Privileged Communications	A-70

Exhibits

Exhibit A — Form of A&R Registration Rights Agreement

Exhibit B — Form of A&R Certificate of Incorporation of Parent

Exhibit C — Form of A&R Bylaws of Parent

Exhibit D — Form of Sponsor Agreement

Exhibit E — Form of Escrow Amendment

Exhibit F — Form of FIRPTA Certificate

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of August 9, 2021, is entered into by and among Merida Merger Corp. I, a Delaware corporation (“Parent”), Merida Merger Sub, Inc., a Washington corporation (“First Merger Sub”), Merida Merger Sub II, LLC, a Washington limited liability company (“Second Merger Sub”), and Leafly Holdings, Inc., a Washington corporation (the “Company”). Certain capitalized terms used in this Agreement shall have the meanings set forth in Article I.

RECITALS

WHEREAS, Parent is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, First Merger Sub and Second Merger Sub are newly formed, wholly owned, direct subsidiaries of Parent, and were formed for the sole purpose of the Mergers;

WHEREAS, pursuant to the terms and subject to the conditions hereof, at the Closing, (a) First Merger Sub will merge with and into the Company pursuant to the First Merger, with the Company surviving as the Surviving Corporation, and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub pursuant to the Second Merger, with Second Merger Sub surviving as the Surviving Entity;

WHEREAS, the board of directors of Parent has approved and declared advisable the Transactions upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Shareholders have entered into Voting and Support Agreements (each, a “Support Agreement”) pursuant to which, among other things, such shareholders have agreed to vote all of their respective shares of capital stock of the Company in favor of, among other things, adopting this Agreement;

WHEREAS, the board of directors or managers, as applicable, of each of First Merger Sub, Second Merger Sub and the Company has approved and declared advisable the Transactions upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Washington Business Corporation Act (the “WBCA”) or the Washington Limited Liability Company Act (the “WLLCA”), as applicable;

WHEREAS, the Company and certain investors (the “Note Subscribers”) have entered into a Note Purchase Agreement, dated as of June 3, 2021 (as may be amended, restated, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”), and the Company has issued Convertible Promissory Notes (“Notes”) to the Note Subscribers in the Convertible Note Financing;

WHEREAS, in connection with the consummation of the Mergers, Parent, the Sponsor, the Company, certain Parent Stockholders and certain Company Shareholders who will receive Parent Common Stock pursuant to Article III, will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), in the form set forth on Exhibit A;

WHEREAS, pursuant to the Parent Organizational Documents, Parent will provide an opportunity to its stockholders to have their Parent Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Parent Organizational Documents, the Trust Agreement and the Proxy Statement in conjunction with, among other things, obtaining approval from the stockholders of Parent for the Business Combination (the “Offer”);

WHEREAS, prior to the consummation of the Mergers, Parent will, subject to obtaining the Parent Stockholder Approval, adopt the amended and restated certificate of incorporation (the “Parent A&R Charter”) in the form set forth on Exhibit B;

WHEREAS, prior to the consummation of the Mergers, Parent will adopt the amended and restated bylaws (the “Parent A&R Bylaws”) in the form set forth on Exhibit C; and

Annex A-1

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (a) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder and (b) the Mergers shall be treated as an integrated transaction and together shall constitute a single “reorganization” within the meaning of Section 368(a) of the Code to which Parent, First Merger Sub, Second Merger Sub, and the Company are parties under Section 368(b) of the Code, and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of U.S. Treasury Regulation Sections 1.368-2(g) and 1.368-3.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement, and intending to be legally bound hereby, Parent, First Merger Sub, Second Merger Sub and the Company agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Parent, First Merger Sub, Second Merger Sub or their respective Affiliates or with respect to the Transactions) relating to, in a single transaction or series of related transactions: (a) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the consolidated revenues, income or assets of the Company and its Subsidiaries, taken as a whole; (b) any direct or indirect acquisition of 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets; (c) the acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company) that constitutes 15% or more of the consolidated revenues, income or assets of the Company and its Subsidiaries, taken as a whole; or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities of the Company.

“Action” means any Claim that is by or before any Governmental Authority.

“Additional Financing” has the meaning specified in Section 9.10.

“Adjournment Proposal” has the meaning specified in Section 9.03(c).

“Additional Proposal” has the meaning specified in Section 9.03(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Aggregate Company Stock Consideration” means a number of shares of Parent Common Stock (deemed to have a value of $10.00 per share) equal to (a) (i) $385,000,000 divided by $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Annual Financial Statements” has the meaning specified in Section 5.07(a)(i).

“Amendment Proposal” has the meaning specified in Section 9.03(c).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly

Annex A-2

or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approval Requirement” has the meaning specified in Section 8.10.

“Board Nominees” has the meaning specified in Section 8.07.

“Business Combination” has the meaning ascribed to such term in Parent’s Certificate of Incorporation.

“Business Combination Proposal” has the meaning set forth in Section 8.08.

“Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Canadian Public Documents” has the meaning specified in Section 6.11(h).

“Canadian Securities Laws” has the meaning specified in Section 6.11(h).

“CARES Act” means The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020), and applicable rules and regulations.

“Cash and Cash Equivalents” means the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Parent, filed with the Secretary of State of the State of Delaware on November 4, 2019.

“Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole.

“Claim” means any demand, claim, action, legal, judicial, or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Form 8-K” has the meaning specified in Section 9.04(c).

“Closing Parent Cash” means an amount equal to: (a) the funds contained in the Trust Account as of the Effective Time; plus (b) all other Cash and Cash Equivalents of Parent (excluding, for the avoidance of doubt, any amount in the foregoing clause “(a)”); plus (c) an amount equal to the aggregate principal amount received by the Company in connection with the Convertible Note Financing; plus (d) the amount delivered to Parent at or prior to the Closing in connection with an Additional Financing, if any; minus (e) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Parent Common Stock pursuant to the Offer (to the extent not already paid).

Annex A-3

“Closing Press Release” has the meaning specified in Section 9.04(c).

“Code” has the meaning specified in the Recitals hereto.

“Common Share Price” means the share price equal to the VWAP of Parent Common Stock for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination.

“Communications Plan” has the meaning specified in Section 9.05(b).

“Company” has the meaning specified in the Preamble hereto.

“Company Affiliate Agreement” has the meaning specified in Section 5.25.

“Company Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Company, filed with the Secretary of State of the State of Washington on May 4, 2020, as amended by the Articles of Amendment of the Amended and Restated Articles of Incorporation, filed with the Secretary of State of the State of Washington on May 19, 2021.

“Company Benefit Plan” has the meaning specified in Section 5.17(a).

“Company Board” means the board of directors of the Company.

“Company Change in Recommendation” has the meaning specified in Section 7.07.

“Company Class 1 Common Stock” means the Class 1 common stock of the Company, par value $0.0001 per share.

“Company Class 2 Common Stock” means the Class 2 common stock of the Company, par value $0.0001 per share.

“Company Class 3 Common Stock” means the Class 3 common stock of the Company, par value $0.0001 per share.

“Company Common Stock” means the Company Class 1 Common Stock, Company Class 2 Common Stock, and Company Class 3 Common Stock.

“Company Cure Period” has the meaning specified in Section 11.01(a).

“Company D&O Tail” has the meaning specified in Section 9.01(b).

“Company Group” has the meaning specified in Section 12.17(a).

“Company Organizational Documents” means the Company Articles of Incorporation and the Company’s Amended and Restated Bylaws, adopted by the Company on January 25, 2019, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Company Preferred Stock” means the Company’s Series A Preferred Stock, par value $0.0001 per share.

“Company Privileged Communications” has the meaning specified in Section 12.17(a).

“Company Products” means all current versions of products or service offerings of the Company.

“Company Registered Intellectual Property” means all issued Patents, pending Patent applications, Trademark registrations, applications for Trademark registration, Copyright registrations, applications for Copyright registration and Internet domain names, in each case included in the Owned Intellectual Property.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article V of this Agreement, as qualified by the Company Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Requisite Approval” has the meaning specified in Section 5.03(a).

Annex A-4

“Company Schedules” means the disclosure schedules of the Company and its Subsidiaries.

“Company Shareholder” means the holder of a share of Company Common Stock or Company Preferred Stock.

“Company Stock Adjusted Fully Diluted Shares” means the sum of (without duplication) (a) the aggregate number of shares of Company Common Stock issued and outstanding and issuable upon conversion of Company Preferred Stock issued and outstanding, in each case, as of immediately prior to the Effective Time, plus (b) the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all (i) Company Stock Options, in each case, outstanding as of immediately prior to the Effective Time (assuming for the purposes of this definition that all such Company Stock Options are fully vested and exercised on a net exercise basis based on the Per Share Company Common Stock Consideration), and (ii) Notes.

“Company Stock Option” means any option to purchase Company Common Stock granted pursuant to the Company Stock Plan.

“Company Stock Plan” means the Company’s 2018 Equity Incentive Plan.

“Company Stockholders’ Agreement” means the Amended and Restated Stockholders’ Agreement, dated May 4, 2020, by and among the Company and the Company Shareholders party thereto.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of May 13, 2021, between Parent and the Company.

“Consent Solicitation Statement” means the materials used by the Company as part of its solicitation of the Company Requisite Approval, including the consent solicitation statement included as part of the Registration Statement.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any Software, hardware or device (including any computer, tablet computer, handheld device, disk or storage device); (b) damaging or destroying any data or file without the user’s consent; or (c) sending information to the Company or any of its Subsidiaries, or any other Person, without the user’s consent.

“Continental” means Continental Stock Transfer & Trust Company, a New York corporation.

“Contracts” means any contract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, commitment, mortgage, deed of trust, license, power of attorney, guaranty or other arrangement, understanding or obligation, whether written or oral, express or implied, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Convertible Note Financing” has the meaning specified in Section 5.28.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guideline or recommendation by any Governmental Authority in connection with or in response to COVID-19, including the CARES Act.

“CSE” means the Canadian Securities Exchange.

“D&O Closing Policy” has the meaning specified in Section 9.01(d).

“D&O Indemnified Party” has the meaning specified in Section 9.01(a).

“DGCL” has the meaning specified in the Recitals.

Annex A-5

“Dissenting Shares” has the meaning specified in Section 3.09.

“Earn Out Pro Rata Share” means for each Company Shareholder, a percentage determined by dividing (a) the sum of (i) the total number of shares of Company Common Stock (including the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Notes and other derivative securities of the Company held by such Company Shareholder (other than any Company Stock Options)) held by such Company Shareholder as of immediately prior to the Effective Time plus (ii) the total number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock held by such Company Shareholder as of immediately prior to the Effective Time by (b) the sum of (i) the total number of shares of Company Common Stock (including the aggregate number of shares of Company Common Stock issuable upon exercise or settlement of all Notes and other derivative securities of the Company held by all Company Shareholders (other than any Company Stock Options)) held by all Company Shareholders as of immediately prior to the Effective Time plus (ii) the total number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock held by all Company Shareholders as of immediately prior to the Effective Time.

“Earn Out Shares” has the meaning specified in Section 4.01(a).

“Effective Time” has the meaning specified in Section 2.01.

“Election Proposal” has the meaning specified in Section 9.03(c).

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), worker health and safety as it relates to exposure to Hazardous Materials, or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

“ERISA” has the meaning specified in Section 5.17(a).

“ERISA Affiliate” has the meaning specified in Section 5.17(e).

“Escrow Amendment” has the meaning specified in Section 4.04.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.04(a).

“Extension” has the meaning specified in Section 8.12.

“Final Prospectus” means the final prospectus, dated November 4, 2019, filed by Parent with the SEC and securities regulatory authorities in each of the provinces of Canada other than Quebec.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 5.07(a).

“First Articles of Merger” has the meaning specified in Section 2.01(a).

“First Earn Out Period” means the two-year period beginning on the trading day after the Closing Date.

“First Earn Out Shares” means fifty percent (50%) of the Shareholder Allocable Amount of Parent Common Stock.

“First Merger” has the meaning specified in Section 2.01(a).

“First Required Revenue” means $65,000,000.

Annex A-6

“First Price Triggering Event” means the date on which the Common Share Price is greater than or equal to $13.50 during the First Earn Out Period (as adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of Parent Common Stock occurring at or after the Closing).

“First Revenue Triggering Event” means Parent’s gross revenue for the year ending December 31, 2022, as set forth in Parent’s audited income statement included in Parent’s annual report on Form 10-K for the year ending December 31, 2022, filed with the SEC, equals or exceeds the First Required Revenue.

“Foreign Benefit Plan” has the meaning specified in Section 5.17(c).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local, or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court, or tribunal.

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination, or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold, fungicides or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of: (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) amounts owing as deferred purchase price for property or services, including “earnout” payments; (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security; (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn); (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed; (f) obligations under leases required to be capitalized under GAAP; (g) obligations under any Financial Derivative/Hedging Arrangement; (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses “(a)” through “(g)” above; and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include (i) accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice and (ii) Outstanding Company Expenses.

“Insider Letters” has the meaning specified in Section 8.10.

“Insiders” has the meaning specified in Section 8.10.

“Intellectual Property” means all worldwide rights, title and interest in or to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, and supplementary protection certificates, utility models, inventors’ certificates and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all trademarks, service marks, brand names, trade dress rights, logos, corporate names, and

Annex A-7

trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (c) all copyrights, works of authorship, literary works, pictorial and graphic works, in each case whether or not registered or published, all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated (collectively, “Copyrights”); (d) all Internet domain names and social media accounts; (e) all trade secrets, know-how, technology, Software, discoveries, improvements, formulae, confidential and proprietary information, technical information, techniques, inventions, designs, drawings, procedures, processes, models, in each case, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) all other intellectual property and intellectual property rights.

“Intended Tax Treatment” has the meaning specified in Section 2.07.

“Interim Period” has the meaning specified in Section 7.01.

“Investor Representations Letter” has the meaning specified in Section 7.07.

“Issuance Proposal” has the meaning specified in Section 9.03(c).

“IT Systems” means all information technology, computers, computer systems, communications systems software, firmware, hardware, networks, servers, interfaces, platforms and computer equipment owned, licensed, leased or otherwise used by the Company or any of its Subsidiaries.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Law” means any statute, law, constitution, treaty, principle of common law, resolution, code, ordinance, rule, regulation, or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” has the meaning specified in Section 5.22(b).

“Licensed Intellectual Property” means all Intellectual Property (other than Owned Intellectual Property) used, practiced, or held for use or practice by the Company or any of its Subsidiaries.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Lockup Expiration Date” means the date that is 180 days after the Closing Date.

“Material Adverse Effect” means any event, change, circumstance or development that (a) has a material adverse effect on the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as whole, or Parent, First Merger Sub and Second Merger Sub, taken together, as applicable; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (except in the case of clauses “(i),” “(ii),” “(iv),” “(v)” and “(vi),” in each case, to the extent that such change has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, or Parent First Merger Sub and Second Merger Sub, taken together, as applicable, as compared to other industry participants, it being understood that only the disproportionate effect shall be taken into account): (i) any change or development in applicable Laws or GAAP or any official interpretation thereof, in each case, following the date of this Agreement; (ii) any change or development (including any downturn) in interest rates or general economic, political (including relating to any federal, state or local election), business, financial, commodity, currency or market conditions generally, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iii) the announcement or the execution of this Agreement or the pendency or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (iv) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural or man-made disaster, pandemic, epidemic or disease

Annex A-8

outbreak (including COVID-19), act of God or other force majeure event; (vi) any regional, state, local, national or international political or social conditions (or changes thereof) in countries in which the Company operates, including civil or social unrest, terrorism, acts of war, or sabotage or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; (vii) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue earnings, cash flow or cash position (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect); (viii) compliance by the Company with covenants set forth in Section 7.01(a) through Section 7.01(t) or the taking of any action by the Company or any Subsidiary with the prior written consent of Parent or the taking of any action by Parent or First Merger Sub or Second Merger Sub with the prior written consent of the Company; or (ix) any matter set forth on Schedule 5.09 or (b) would prevent, materially delay or materially impede the performance by the Company or Parent, First Merger Sub and Second Merger Sub, taken together, as applicable, of their respective obligations under this Agreement or the consummation of the Merger.

“Material Permits” has the meaning specified in Section 5.26.

“Mergers” means, collectively, the First Merger and the Second Merger.

“Minimum Cash Condition” has the meaning specified in Section 10.03(f).

“Most Recent Financial Statements” has the meaning specified in Section 5.07(a)(ii).

“Most Recent Financial Statements Date” has the meaning specified in Section 5.07(a)(ii).

“Nasdaq” has the meaning specified in Section 6.15.

“NEO Exchange” means the NEO Exchange, a Canadian national stock exchange based in Toronto, Canada.

“Net Sponsor Promote Shares” has the meaning specified in Section 4.04(a).

“Non-Redemption Requirement” has the meaning specified in Section 8.10.

“Notes” has the meaning specified in the Recitals hereto.

“Note Purchase Agreement” has the meaning specified in the Recitals hereto.

“Note Subscribers” has the meaning specified in the Recitals hereto.

“Offer” has the meaning specified in the Recitals hereto.

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License.

“Outstanding Company Expenses” has the meaning specified in Section 2.04(b).

“Outstanding Parent Expenses” has the meaning specified in Section 2.04(a).

“Owned Company Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

Annex A-9

“Parent” has the meaning specified in the Preamble hereto.

“Parent A&R Bylaws” has the meaning specified in the Recitals hereto.

“Parent A&R Charter” has the meaning specified in the Recitals hereto.

“Parent Affiliate Agreement” has the meaning specified in Section 6.18.

“Parent and Merger Sub Representations” means the representations and warranties of each of Parent, First Merger Sub and Second Merger Sub expressly and specifically set forth in Article VI of this Agreement, as qualified by the Parent Schedules. For the avoidance of doubt, the Parent and Merger Sub Representations are solely made by Parent, First Merger Sub and Second Merger Sub.

“Parent Benefit Plans” has the meaning specified in Section 6.06.

“Parent Board” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning specified in Section 9.03(d).

“Parent Borrowings” has the meaning specified in Section 8.11.

“Parent Change in Recommendation” has the meaning specified in Section 9.03(e).

“Parent Common Stock” means Parent’s Common Stock, par value $0.0001 per share.

“Parent Cure Period” has the meaning specified in Section 11.01(c).

“Parent D&O Tail” has the meaning specified in Section 9.01(c).

“Parent Earn Out Plan” has the meaning specified in Section 9.07(a).

“Parent Earn Out Plan Proposal” has the meaning specified in Section 9.03(c).

“Parent ESPP” has the meaning specified in Section 9.07(a).

“Parent ESPP Proposal” has the meaning specified in Section 9.03(c).

“Parent Group” has the meaning specified in Section 12.17(b).

“Parent Incentive Plan” has the meaning specified in Section 9.07(a).

“Parent Incentive Plan Proposal” has the meaning specified in Section 9.03(c).

“Parent Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Business Combination Proposal, any changes in capital markets or any declines or improvements in financial markets or the timing of any approval or clearance of any Governmental Authority required for the consummation of the Mergers) that materially and negatively affects the business, assets, operations or prospects of the Company and its Subsidiaries, taken as a whole, and that was not known by and was not reasonably foreseeable to the Parent Board as of the date of this Agreement (or the consequences of which were not reasonably foreseeable to the Parent Board as of the date hereof), and that becomes known to the Parent Board after the date of this Agreement.

“Parent Intervening Event Notice” has the meaning specified in Section 9.03(e).

“Parent Intervening Event Notice Period” has the meaning specified in Section 9.03(e).

“Parent Organizational Documents” means Parent’s Certificate of Incorporation and Parent’s Bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Parent Preferred Stock” means Parent’s Preferred Stock, par value $0.0001 per share.

“Parent Privileged Communications” has the meaning specified in Section 12.17(b).

“Parent Schedules” means the disclosure schedules of Parent, First Merger Sub and Second Merger Sub.

Annex A-10

“Parent SEC Reports” has the meaning specified in Section 6.11(a).

“Parent Stockholder” means a holder of Parent Common Stock.

“Parent Stockholder Approval” has the meaning specified in Section 6.02(b).

“Parent Units” means equity securities of Parent each consisting of one share of Parent Common Stock and one-half of one Parent Warrant.

“Parent Warrant” means a whole warrant entitling the holder to purchase one share of Parent Common Stock.

“Partial First Earn Out Shares” has the meaning specified in Section 4.01(a)(i).

“Partial Second Earn Out Shares” has the meaning specified in Section 4.01(a)(ii).

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Per Share Company Common Stock Consideration” means, with respect to each share of Company Common Stock, a number of shares of Parent Common Stock equal to the result of (a) Aggregate Company Stock Consideration divided by (b) the number of Company Stock Adjusted Fully Diluted Shares.

“Per Share Company Preferred Stock Consideration” means, with respect to each share of Company Preferred Stock, a number of shares of Parent Common Stock equal to the product of (a) the Per Share Company Common Stock Consideration multiplied by (b) the number of shares of Company Common Stock issuable upon conversion of such share of Company Preferred Stock as of immediately prior to the Effective Time.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means: (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens: (i) that arise in the ordinary course of business; (ii) that relate to amounts not yet delinquent; or (iii) that are being contested in good faith through appropriate Actions, and either are not material or where appropriate reserves for the amount being contested have been established in accordance with GAAP; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (c) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate Actions and only to the extent appropriate reserves have been established in accordance with GAAP; (d) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the present uses of such real property; (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; (f) gaps or defects in the chain of title that are not material to the Company and its Subsidiaries, taken as a whole, and are evident from the publicly available records of the applicable Governmental Authority maintaining such records; (g) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Most Recent Financial Statements (which such Liens are referenced or Liens the existence of which is referred to in the notes to the balance sheet included in the Most Recent Financial Statements); and (h) Liens described on Schedule 1.01(a).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means, in addition to any definition for this or any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Privacy Law or by the Company or any of its Subsidiaries in any of their privacy policies, notices or contracts, all information that identifies, can be used to identify or is otherwise associated with an individual person. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

Annex A-11

“Plan Allocable Amount” means an aggregate number of shares of Parent Common Stock equal to: (a) the Plan Earn Out Share multiplied by (b) 6,000,000.

“Plan Earn Out Share” means a ratio with a: (a) numerator equal to the aggregate number shares of Company Common Stock issuable upon the exercise or settlement of any Company Stock Option (vested or unvested)) as of immediately prior to the Effective Time, and (b) denominator equal to the aggregate number of (i) shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (including shares of Company Common Stock issued upon conversion of the Notes but excluding Dissenting Shares) plus (ii) the aggregate number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock issued and outstanding as of immediately prior to the Effective Time plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise or settlement of all Company Stock Options (vested or unvested) issued and outstanding as of immediately prior to the Effective Time.

“Privacy Laws” means any and all applicable Laws (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, disposal, destruction, disclosure, transfer (including cross-border) or security of Personal Information, and all applicable Laws relating to breach notification in connection with Personal Information. The term “Privacy Laws” shall also include the Payment Card Industry Data Security Standard.

“Proposals” has the meaning specified in Section 9.03(c).

“Proxy Statement” means the proxy statement filed by Parent as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Parent Stockholders to approve the Proposals (which shall also provide the Parent Stockholders with the opportunity to redeem their shares of Parent Common Stock in conjunction with a stockholder vote on the Business Combination).

“Real Estate Lease Documents” has the meaning specified in Section 5.22(b).

“Redeeming Stockholder” means a Parent Stockholder who demands that Parent redeem its Parent Common Stock for cash in connection with the transactions contemplated hereby or in connection with an Extension and in accordance with the Parent Organizational Documents.

“Registration Statement” has the meaning specified in Section 9.03(a).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, agents, representatives, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Required Parent Stockholder Approval” has the meaning set forth in Section 6.02(b).

“Rollover Option” has the meaning set forth in Section 3.05(a).

“Sanctioned Person” means at any time any Person who is: (a) listed on any sanctions-related list of designated or blocked persons; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions Laws from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) majority-owned or controlled by any Person meeting the criteria in section “(a)” or “(b)” above.

“Sanctions Laws” has the meaning set forth in Section 5.13(c).

“SEC” means the United States Securities and Exchange Commission.

“Second Articles of Merger” has the meaning set forth in Section 2.01(b).

“Second Earn Out Period” means the three-year period beginning on the trading day after the Closing Date.

“Second Earn Out Shares” means fifty percent (50%) of the Shareholder Allocable Amount of Parent Common Stock.

Annex A-12

“Second Effective Time” has the meaning set forth in Section 2.01(b).

“Second Merger” has the meaning set forth in Section 2.01(b).

“Second Required Revenue” means $101,000,000.

“Second Price Triggering Event” means the date on which the Common Share Price is greater than or equal to $15.50 during the Second Earn Out Period (as adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of Parent Common Stock occurring at or after the Closing).

“Second Revenue Triggering Event” means Parent’s gross revenue for the year ending December 31, 2023, as set forth in Parent’s audited income statement included in Parent’s annual report on Form 10-K for the year ending December 31, 2023, filed with the SEC, equals or exceeds the Second Required Revenue.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign jurisdiction or entity and the rules and regulations promulgated thereunder.

“Significant Customers” has the meaning specified in Section 5.24(a).

“Significant Suppliers” has the meaning specified in Section 5.24(a).

“Shareholder Allocable Amount” means an aggregate number of shares equal to: (a) the Shareholder Pro Rata Share multiplied by (b) 6,000,000.

“Shareholder Pro Rata Share” means a ratio with a: (a) numerator equal to the sum of (i) aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (including shares of Company Common Stock issued upon conversion of the Notes but excluding Dissenting Shares and excluding the aggregate number of shares of Company Common Stock issuable upon the exercise or settlement of all Company Stock Options (vested or unvested) issued and outstanding as of immediately prior to the Effective Time) plus (ii) the aggregate number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock issued and outstanding as of immediately prior to the Effective Time, and (b) denominator equal to the sum of (i) shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (including shares of Company Common Stock issued upon conversion of the Notes but excluding Dissenting Shares) plus (ii) the aggregate number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock issued and outstanding as of immediately prior to the Effective Time plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise or settlement of all Company Stock Options (vested or unvested) issued and outstanding as of immediately prior to the Effective Time.

“Shareholder Written Consent” has the meaning specified in Section 7.07.

“Social Unrest Measures” means any Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to any social or civil unrest.

“Software” means any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) documentation relating to any of the foregoing, including user manuals and other training documentation.

“Special Meeting” means a meeting of the holders of Parent Common Stock to be held for the purpose of approving the Proposals.

“Sponsor” means Merida Holdings, LLC, a Delaware limited liability company.

Annex A-13

“Sponsor Agreement” has the meaning specified in Section 4.03.

“Sponsor Promote Shares” means an aggregate of 3,250,388 shares of Parent Common Stock issued to Sponsor prior to Parent’s initial public offering.

“Sponsor Reduced Shares” has the meaning specified in Section 4.04(a)(i).

“Stimulus Funds” has the meaning specified in Section 5.07(c).

“Stock Escrow Agreement” means that certain stock escrow agreement dated as of November 4, 2019, among Continental, Parent, and the Sponsor.

“Subsidiary” means with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Superior Proposal” means a bona fide written Acquisition Proposal made after the date hereof, that did not result from a breach of Section 7.08, that the Company Board in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company Shareholders (solely in their capacity as such) than the Transactions after taking into account all such factors and matters deemed relevant in good faith by the Company Board; provided that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “15%” in such definition shall be deemed to be references to “50%.”

“Support Agreement” has the meaning specified in the Recitals hereto.

“Surviving Corporation” has the meaning specified in Section 2.01.

“Surviving Entity” has the meaning set forth in Section 2.01(b).

“Surviving Provisions” has the meaning specified in Section 11.01(g).

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other tax, assessment, fee, duty, levy, impost or other charge of any kind whatsoever of any Governmental Authority, in each case to the extent the foregoing are in the nature of a tax, including any income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, sales, use, or other tax, governmental fee or other like assessment in the nature of a tax and (b) any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Company Breach” has the meaning specified in Section 11.01(b).

“Terminating Parent Breach” has the meaning specified in Section 11.01(c).

“Termination Date” has the meaning specified in Section 11.01(a).

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“Trading Market” means, with respect to a security, Nasdaq or such other securities exchange on which such security is traded.

“Transaction Agreements” means this Agreement, the A&R Registration Rights Agreement, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, the Sponsor Agreement, the Escrow Amendment, the Support Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Proposal” has the meaning specified in Section 9.03(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Mergers.

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Events” means, collectively, the First Revenue Triggering Event, First Price Triggering Event, Second Revenue Triggering Event, and Second Price Triggering Event.

“Trust Account” has the meaning specified in Section 6.08.

“Trust Agreement” has the meaning specified in Section 6.08.

“Trustee” has the meaning specified in Section 6.08.

“USML” has the meaning set forth in Section 5.13(c).

“VWAP” means, with respect to any security, for each trading day, the daily volume weighted average price (based on such trading day) of such security on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.

“Waiving Parties” has the meaning specified in Section 12.17(a).

“WARN” means the federal Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law.

“Warrant Agreement” means that certain Warrant Agreement, dated as of November 4, 2019, between Parent and Continental, as warrant agent.

“WBCA” has the meaning specified in the Recitals hereto.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

“WLLCA” has the meaning specified in the Recitals.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified; (v) the word “including” means “including without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, or replacing the statute or regulation.

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(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.03 Knowledge. As used herein, the phrase “to the knowledge” means the actual knowledge of (a) in the case of the Company, the individuals set forth on Schedule 1.03(a), and (b) in the case of Parent, the individuals set forth on Schedule 1.03(b).

ARTICLE II
THE MERGERS; CLOSING

2.01 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, First Merger Sub shall be merged with and into the Company (the “First Merger”), with the Company being the surviving corporation (which, in its capacity as the surviving corporation of the First Merger, is sometimes hereinafter referred to as the “Surviving Corporation”) following the First Merger, and the separate corporate existence of First Merger Sub shall cease. The First Merger shall be consummated in accordance with this Agreement and the WBCA and evidenced by articles of merger between First Merger Sub and the Company (the “First Articles of Merger”), such First Merger to be consummated immediately upon filing of the First Articles of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the First Articles of Merger (the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the Surviving Corporation shall be merged with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub being the surviving company (which, in its capacity as the surviving company of the Second Merger, is sometimes hereinafter referred to as the “Surviving Entity”) following the Second Merger, and the separate corporate existence of the Surviving Corporation shall cease. The Second Merger shall be consummated in accordance with this Agreement, the WBCA, and the WLLCA and evidenced by an articles of merger between Second Merger Sub and the Surviving Corporation (the “Second Articles of Merger”), such Second Merger to be consummated immediately upon filing of the Second Articles of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the Second Articles of Merger (the “Second Effective Time”).

2.02 Effects of the Mergers.

(a) The First Merger shall have the effects set forth in this Agreement and the WBCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the First Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and First Merger Sub shall vest in the Surviving Corporation and all of the debts, liabilities and duties of the Company and First Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) The Second Merger shall have the effects set forth in this Agreement, the WBCA and the WLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Second Merger and without further act or deed, at the Second Effective Time, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Second Merger Sub shall vest in the Surviving Entity and all of the debts, liabilities and duties of the Surviving Corporation and Second Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

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2.03 Closing. Pursuant to the terms and subject to the conditions set forth in this Agreement, the closing of the First Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date to be specified by the Parties, which shall be no later than the third Business Day after the date on which all conditions set forth in Article X shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such later time as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, (a) the Company and First Merger Sub shall cause the First Articles of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Washington as provided in the WBCA and (b) as soon as practicable following the Effective Time, but in all events within two Business Days after the Closing Date, the Surviving Corporation and Second Merger Sub shall cause the Second Articles of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Washington, as provided in the WBCA and WLLCA. Upon the Closing, Parent shall be renamed “Leafly Holdings, Inc.”

2.04 Payment of Expenses. No sooner than five nor later than two Business Days prior to the Closing Date:

(a) Parent shall provide to the Company written notice setting forth a list of all third party fees and expenses incurred by Parent and Merger Sub up to such date in connection with or in relation to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions, or otherwise in connection with Parent’s operations (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses will be unpaid as of the close of business on the Business Day immediately preceding the Closing Date, including, but not limited to, the: (i) fees and disbursements of outside counsel to Parent, First Merger Sub and Second Merger Sub, (ii) fees and expenses of Parent, First Merger Sub and Second Merger Sub for any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed in connection with the Transactions, including any financing related to the Transactions, (iii) all costs, fees and expenses related to the Parent D&O Tail, (iv) the aggregate amount of Parent Borrowings, if any (all of the foregoing, collectively, the “Outstanding Parent Expenses”). On the Closing Date following the Closing, Parent shall pay or cause to be paid by wire transfer of immediately available funds the Outstanding Parent Expenses.

(b) The Company shall provide to Parent a written report setting forth a list of all third party fees and expenses incurred by the Company up to such date in connection with or in relation to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses will be unpaid as of the close of business on the Business Day immediately preceding the Closing Date, including, but not limited to, the: (i) fees and disbursements of outside counsel to the Company and Company management incurred in connection with the transactions contemplated hereby, (ii) fees and expenses of any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed by the Company in connection with the transactions contemplated hereby, and (iii) all costs, fees and expenses related to the Company D&O Tail (collectively, the “Outstanding Company Expenses”). On the Closing Date following the Closing, Parent shall pay or cause the Surviving Entity to pay by wire transfer of immediately available funds the Outstanding Company Expenses.

2.05 Organizational Documents of the Surviving Corporation and the Surviving Entity. Subject to Section 9.01, at the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the articles of incorporation and bylaws of First Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Leafly Operating, Inc.”. Subject to Section 9.01, at the Second Effective Time, the certificate of formation and operating agreement of the Surviving Entity shall be amended and restated in a form mutually agreed by Parent and the Company prior to the Closing Date. Upon the Second Effective Time, the Surviving Corporation shall be renamed Leafly, LLC.

2.06 Directors and Officers of the Surviving Corporation and the Surviving Entity. Each of the Persons who is an officer of the Company immediately before the Effective Time will continue in the same position as an officer of the Surviving Corporation until he or she resigns or is removed from that position by the Board of Directors of the Surviving Corporation. Beginning at the Effective Time, the Persons designated by Parent, acting through its post-First

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Merger Board of Directors, will serve as the directors of the Surviving Corporation. Immediately following the Second Effective Time, the (a) directors of the Surviving Corporation shall be designated as the managers of the Surviving Entity and (b) the officers of the Surviving Corporation shall be designated as officers of the Surviving Entity, in each case, as set forth in the operating agreement of the Surviving Entity.

2.07 Tax Free Reorganization Matters. The parties hereto intend that, for U.S. federal income Tax purposes, (a) the Mergers will be treated as an integrated transaction and together will qualify as a single “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, First Merger Sub, Second Merger Sub, and the Company are to be parties under Section 368(b) of the Code; and (b) any Earn Out Shares that are issued (including as a result of an Acceleration Event) will be treated as an adjustment to the Aggregate Company Stock Consideration for Tax purposes that is eligible for non-recognition treatment under the Code and Treasury Regulations in connection with the reorganization described in clause (a) (and will not be treated as “other property” within the meaning of Section 356 of the Code) (clauses (a) and (b) together, the “Intended Tax Treatment”). This Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3. None of the parties hereto shall (and each party hereto shall cause its Affiliates not to) take any action (or fail to take any action) which action (or failure to act), whether before or after consummation of the Mergers, would reasonably be expected to prevent or impede the Mergers and the applicable issuance(s) of Earn Out Shares from qualifying for the Intended Tax Treatment, and each party hereto shall report the Mergers and the issuances of any Earn Out Shares, for U.S. federal income Tax purposes, in a manner that is consistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local law) after the relevant party makes a good faith effort to defend the Intended Tax Treatment. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Transactions contemplated hereby as being consistent with the Intended Tax Treatment, including by providing customary Tax representation letters for purposes of rendering any Tax opinions.

ARTICLE III
EFFECTS OF THE MERGERS

3.01 Treatment of Company Common Stock and Company Preferred Stock in the First Merger. Subject to the provisions of this Agreement:

(a) At the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (including shares of Company Common Stock issued upon conversion of the Notes, but not including the Dissenting Shares, if any), shall thereupon be converted into the right to receive, and the holder of such share of Company Common Stock shall be entitled to receive, the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV, and following the conversion of such share of Company Common Stock into the right to receive the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV, such share of Company Common Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Common Stock shall thereafter cease to have any rights with respect to such share, except the right to receive the Per Share Company Common Stock Consideration pursuant to this Section 3.01(a) and a number of Earn Out Shares in accordance with Article IV.

(b) At the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of Company Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares, if any), shall thereupon be converted into the right to receive, and the holder of such share of Company Preferred Stock shall be entitled to receive, the Per Share Company Preferred Stock Consideration pursuant to this Section 3.01(b) and a number of Earn Out Shares in accordance with Article IV, and following the conversion of such share of Company Preferred Stock into the right to receive the Per Share Company Preferred Stock Consideration pursuant to this Section 3.01(b) and the Earn Out Shares in accordance with Article IV, such share of Company Preferred Stock so converted shall no longer be outstanding and shall cease to exist, and the holder of such share of Company Preferred Stock shall thereafter cease to have any rights with respect to such share, except the right to receive the Per Share Company Preferred Stock Consideration pursuant to this Section 3.01(b) and the Earn Out Shares in accordance with Article IV;

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(c) At the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.0001 per share, of First Merger Sub issued and outstanding as of immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and the shares of common stock of the Surviving Corporation resulting from the conversion of shares of common stock of First Merger Sub pursuant to this Section 3.01(c) shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time; and

(d) At the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of capital stock of the Company held in the treasury of the Company as of immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

3.02 Treatment of Capital Stock and Equity Interests in the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any party hereto, any Company Shareholder or any holder of any shares of capital stock or other equity interests of Parent, the Surviving Corporation or Second Merger Sub: (a) each share of common stock of the Surviving Corporation issued and outstanding as of immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of the Second Merger Sub outstanding immediately prior to the Second Effective Time shall be converted into and become the membership interests of the Surviving Entity, which shall constitute 100% of the outstanding equity interests of the Surviving Entity. From and after the Second Effective Time, the membership interests of the Second Merger Sub shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

3.03 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, will be appropriately adjusted to provide to the holders of such shares the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.03 shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms and conditions of this Agreement.

3.04 Delivery of Per Share Company Common Stock Consideration and Per Share Company Preferred Stock Consideration.

(a) Prior to the Closing, Parent and the Company shall enter into a customary agreement with Continental, acting in its capacity as exchange agent (the “Exchange Agent”), for the payment of the Aggregate Company Stock Consideration and Earn Out Shares, if earned. If the Exchange Agent requires that, as a condition to receive Per Share Company Common Stock Consideration and/or the Per Share Company Preferred Stock Consideration, as applicable, and Earn Out Shares, that the Company Shareholders deliver a letter of transmittal to the Exchange Agent, then Parent shall cause to be mailed to each Company Shareholder a letter of transmittal for use in such exchange, which letter of transmittal will be in customary form reasonably acceptable to the Company and Exchange Agent.

(b) Each Company Shareholder shall be entitled to receive the Per Share Company Common Stock Consideration and/or the Per Share Company Preferred Stock Consideration, as applicable, and Earn Out Shares (in accordance with his, her or its Earn Out Pro Rata Share), if any, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request, including a duly completed and validly executed letter of transmittal if required by the Exchange Agent in accordance with Section 3.04(a)) and such other documents as may be reasonably requested by the Exchange Agent. From and after the Effective Time, each share of Company Common Stock shall be deemed to represent only the right to receive, upon such surrender, the Per Share Company Common Stock Consideration and/or the Per Share Company Preferred Stock Consideration, as applicable, and a number of Earn Out Shares (in accordance with his, her or its Earn Out Pro Rata Share) in accordance with Article IV which the Company Shareholder holding such share was entitled to receive in respect of such share pursuant to this Section 3.04(b).

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3.05 Conversion of Company Stock Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions or take such other actions as may be reasonably required to effect the following:

(a) Effective as of the Effective Time, each Company Stock Option, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into an option to acquire a number of shares of Parent Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 3.05(a) (each such converted option, a “Rollover Option”). Each Rollover Option shall be subject to the same terms and conditions as were applicable to such corresponding Company Stock Option as of immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (i) each such Rollover Option shall be exercisable solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Rollover Option shall be determined by multiplying (A) the number of shares of Company Common Stock subject to the corresponding Company Stock Option as of immediately prior to the Effective Time by (B) the Per Share Company Common Stock Consideration, and then rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of such Rollover Option shall be determined by dividing (A) the per share exercise price of the Company Stock Option as in effect as of immediately prior to the Effective Time, by (B) the Per Share Company Common Stock Consideration, and then rounding the resulting exercise price up to the nearest whole cent.

(b) Notwithstanding the foregoing, the conversions described in this Section 3.05 will be subject to such modifications, if any, as are required to cause the conversions to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Stock Option to which Section 422 of the Code applies, in order to satisfy the requirements of Section 424(a) of the Code.

(c) Prior to the Effective Time, the Company Board shall adopt any resolutions and take any actions which are reasonably necessary and sufficient to cause the Company Stock Plan to terminate as of the Effective Time.

3.06 Notes. Immediately prior to the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, all Notes issued pursuant to the Note Purchase Agreement will be converted in accordance with the terms of the Note Purchase Agreement and the Notes into shares of Company Common Stock at the Public Transaction Conversion Price (as such term is defined in the Notes).

3.07 Withholding. Each of Parent, First Merger Sub, Second Merger Sub, the Company, the Surviving Corporation, the Surviving Entity and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law. Prior to making any such withholding from amounts deliverable to the holders of Company Common Stock or Company Preferred Stock in connection with this Agreement (other than any such amounts properly treated as compensation for applicable Tax purposes), Parent shall provide reasonable, advance prior notice of such withholding to the Company and reasonably cooperate with the Company (or other applicable persons) to reduce or eliminate such withholding. To the extent that Parent, First Merger Sub, Second Merger Sub, the Company, the Surviving Corporation, the Surviving Entity, or their respective Affiliates withholds such amounts with respect to any Person and pays such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person in respect of which such deduction and withholding was made for all purposes.

3.08 No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock and/or Company Preferred Stock, as applicable, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Common Stock. In lieu of the issuance of any such fractional share, Parent shall pay to each holder of shares of Company Common Stock and/or Company Preferred Stock, as applicable, who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Parent Common Stock to which such Person otherwise would have been entitled but for this Section 3.08, multiplied by (b) $10.00.

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3.09 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock and Company Preferred Stock outstanding as of immediately prior to the Effective Time and owned by a Company Shareholder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Chapter 23B.13 of the WBCA (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Per Share Company Common Stock Consideration, Per Share Company Preferred Stock Consideration or the Earn Out Shares and shall instead entitle such Company Shareholder only to such rights as may be granted to him, her or it under the WBCA. If any such Company Shareholder fails to perfect or otherwise waives, withdraws or loses such Company Shareholder’s right to appraisal under Chapter 23B.13 of the WBCA (or other applicable Law), then such Company Shareholder’s Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Company Common Stock Consideration and/or Per Share Company Preferred Stock Consideration, as applicable, and the Earn Out Shares (in accordance with his, her or its Earn Out Pro Rata Share), in accordance with this Article III and Article IV. The Company shall give Parent prompt written notice (and in any event within one Business Day) of any demand received by the Company for appraisal of shares of Company Common Stock or Company Preferred Stock, any attempted withdrawal of any such demand, and any other instrument served pursuant to the WBCA and received by the Company, relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Chapter 23B.13 of the WBCA or agree or commit to do any of the foregoing.

ARTICLE IV
EARN OUT AND SPONSOR PROMOTE SHARES

4.01 Issuance of Earn Out Shares.

(a) Following the Closing, and as additional consideration for Company Shareholders, within ten Business Days after the occurrence of a Triggering Event, Parent shall issue or cause to be issued to the Company Shareholders (in accordance with their respective Earn Out Pro Rata Shares) the following shares of Parent Common Stock, as applicable (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or any other like change or transaction with respect to Parent Common Stock occurring at or after the Closing) (as so adjusted, the “Earn Out Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other agreements contemplated hereby:

(i) a one-time issuance of the First Earn Out Shares upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event; provided, that if the First Price Triggering Event has not occurred prior to the date that Parent files its annual report on Form 10-K for the year ending December 31, 2022 and Parent’s gross revenue as set forth in Parent’s audited income statement included in Parent’s annual report on Form 10-K filed with the SEC (“Gross Revenue”) for the year ending December 31, 2022 is less than the First Required Revenue but equals or exceeds 90% of the First Required Revenue, Parent shall make a one-time issuance of such number of Earn Out Shares (not to exceed 50% of the Shareholder Allocable Amount) equal to the product of (A) the First Earn Out Shares and (B) the quotient of Parent’s Gross Revenue for the year ending December 31, 2022, divided by the First Required Revenue (such number of shares, the “Partial First Earn Out Shares”); provided, further, that if the First Price Triggering Event occurs following the issuance of the Partial First Earn Out Shares, Parent shall issue the remaining First Earn Out Shares;

(ii) a one-time issuance of the Second Earn Out Shares upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event; provided, that if the Second Price Triggering Event has not occurred prior to the date that Parent files its annual report on Form 10-K for the year ending December 31, 2023 and Parent’s Gross Revenue for the year ending December 31, 2023 is less than the Second Required Revenue but equals or exceeds 90% of the Second Required Revenue, Parent shall make a one-time issuance of such number of Earn Out Shares (not to exceed 50% of the Shareholder Allocable Amount) equal to the product of (A) the Second Earn Out Shares and (B) the quotient of Parent’s Gross Revenue for the year ending December 31, 2023 divided by the Second Required Revenue (such number of shares, the “Partial Second Earn Out Shares”); provided, further, that if the Second Price Triggering Event occurs following the issuance of the Partial Second Earn Out Shares, Parent shall issue the remaining Second Earn Out Shares.

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(b) In the event that the Second Earn Out Shares are earned in full pursuant to Section 4.01(a)(ii) at a time when the First Earn Out Shares have not been earned in full, the First Earn Out Shares shall be deemed earned in full and all Earn Out Shares not previously issued shall be issued to the Company Shareholders.

(c) For the avoidance of doubt, the Company Shareholders shall be entitled to receive Earn Out Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Company Shareholders be entitled to receive more than the Shareholder Allocable Amount.

(d) At all times while Earn Out Shares are earnable, Parent shall keep available for issuance a sufficient number of unissued shares of Parent Common Stock to permit Parent to satisfy its issuance obligations set forth in this Section 4.01 and shall take all actions required to increase the authorized number of shares of Parent Common Stock if at any time there shall be insufficient authorized unissued shares to permit such reservation. The Parties understand and agree that (i) the contingent rights to receive any Earn Out Shares shall not be represented by any form of certificate or other instrument, are not transferable except by operation of Law relating to descent and distribution, divorce and community property, and do not constitute an equity or ownership interest in Parent, and (ii) the Company Shareholders shall not have any rights as a stockholder of Parent as a result of the Company Shareholders’ contingent right to receive any Earn Out Shares hereunder.

4.02 Acceleration Event. If, during the First Earn Out Period, there is a Change of Control that will result in the holders of Parent Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Parent Common Stock and after giving effect to the issuance of any Earn Out Shares pursuant to this Section 4.02 in connection with and as part of such Change of Control transaction) equal to or in excess of the Common Share Price required in connection with the First Price Triggering Event, or during the Second Earn Out Period, there is a Change of Control that will result in the holders of Parent Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Parent Common Stock and after giving effect to the issuance of any Earn Out Shares pursuant to this Section 4.02 in connection with and as part of such Change of Control transaction) equal to or in excess of the Common Share Price required in connection with the Second Price Triggering Event (such Change of Control, an “Acceleration Event”), then immediately prior to the consummation of such Change of Control (a) the applicable Triggering Event that has not previously occurred shall be deemed to have occurred and (b) Parent shall issue the applicable Earn Out Shares to the Company Shareholders (in accordance with their respective Earn Out Pro Rata Share), and the Company Shareholders shall be eligible to participate in such Change of Control.

4.03 Sponsor Agreement. Concurrently with the execution of this Agreement, Parent, the Company, and Sponsor have entered into an agreement in the form of Exhibit D hereto (“Sponsor Agreement”), providing that: (a) concurrently with the execution of this Agreement the parties shall enter into the amendment to the Stock Escrow Agreement as set forth in Section 4.04, (b) at the Effective Time, the Sponsor shall forfeit and Parent shall cancel such number of Sponsor Promote Shares equal to the quotient of (i) the amount by which the Outstanding Parent Expenses exceeds $6,500,000 divided by (ii) $10.00; provided, that variable fees paid or required to be paid to capital markets advisory firms engaged by Parent shall not be included for purposes of determining whether the Outstanding Parent Expenses exceeds $6,500,000, and (c) notwithstanding any release from escrow, from the Closing Date until the Lockup Expiration Date, the Sponsor Promote Shares may not be transferred except to certain permitted transferees.

4.04 Amendment to Escrow Agreement. Concurrently with the execution of this Agreement, Parent, the Company, Sponsor and Continental have entered into an amendment substantially in the form of Exhibit E hereto (“Escrow Amendment”) to the Stock Escrow Agreement providing for the following:

(a) after giving effect to the forfeiture of any Sponsor Promote Shares required pursuant to Section 4.03(b), the remaining Sponsor Promote Shares (the “Net Sponsor Promote Shares”) shall be released from escrow as follows:

(i) 50% of the Net Sponsor Promote Shares shall be released from escrow at Closing in the event that the Minimum Cash Condition is satisfied; provided, that if the Company waives compliance with the Minimum Cash Condition hereunder and the Closing Parent Cash delivered by Parent is equal to or exceeds $65,000,000, then the number of Sponsor Promote Shares to be released from escrow pursuant to this clause (i) will be reduced by the number of shares (“Sponsor Reduced Shares”) equal to the product of (A) 24,375 Sponsor Promote

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Shares multiplied by (B) the quotient of (1) the difference between the Closing Parent Cash and the amount of cash required to satisfy the Minimum Cash Condition, rounded up to the nearest $1,000,000 divided by (2) $1,000,000, up to a maximum reduction of 487,500 Sponsor Promote Shares, and the Sponsor Reduced Shares will remain in escrow until the occurrence of the Second Price Triggering Event pursuant to clause (iii) or forfeiture, as applicable;

(ii) 25% of the Net Sponsor Promote Shares shall be released from escrow upon the occurrence of the First Price Triggering Event;

(iii) all Sponsor Promote Shares then held in escrow (including the Sponsor Reduced Shares, if any, and the Net Sponsor Promote Shares not yet released in connection with clause (ii) above), shall be released from escrow upon the occurrence of the Second Price Triggering Event; and

(iv) if an Acceleration Event occurs at a time when Sponsor Promote Shares are held in escrow, then immediately prior to the consummation of such Change of Control (A) the applicable Triggering Event that has not previously occurred shall be deemed to have occurred and (B) the applicable Net Sponsor Promote Shares will be released from escrow.

(b) On the Business Day following the end of the Second Earn Out Period, all Sponsor Promote Shares not released from escrow in accordance with clause (a) will be forfeited and cancelled by Parent.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent, First Merger Sub and Second Merger Sub as follows:

5.01 Corporate Organization of the Company.

(a) The Company has been duly incorporated, is validly existing and is in good standing under the Laws of the State of Washington and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Company Organizational Documents previously made available by the Company to Parent are true, correct, and complete and are in effect as of the date of this Agreement. The Company is in compliance in all material respects with the Company Organizational Documents.

(b) The Company is licensed or duly qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

5.02 Subsidiaries.

(a) The Subsidiaries of the Company as of the date hereof are set forth on Schedule 5.02, including a description, in each case as of the date hereof, of the capitalization of each such Subsidiary and the names of the record owners of all securities and other equity interests in each Subsidiary. Each Subsidiary has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The certificate of incorporation and bylaws (or analogous organizational documents) of each of the Company’s Subsidiaries previously made available by the Company to Parent are true, correct, and complete and are in effect as of the date of this Agreement.

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(b) As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

5.03 Due Authorization.

(a) The Company has all requisite company power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05 and the adoption of this Agreement and the approval of the Transactions by holders of (i) a majority of the voting power of the outstanding Company Class 1 Common Stock and (ii) a majority of the voting power of the Company Class 1 Common Stock, Company Class 2 Common Stock, Class 3 Common Stock and Company Preferred Stock voting together as a single class (the majorities described in clauses “(i),” and “(ii),” collectively, the “Company Requisite Approval”)), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board and, upon receipt of the Company Requisite Approval, no other company proceeding on the part of the Company is necessary to authorize or adopt this Agreement or such other Transaction Agreements or to authorize the Company’s performance hereunder or thereunder. This Agreement has been, and each such other Transaction Agreement have been or will be, as applicable, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby. All actions relating to the solicitation and obtaining of the Company Requisite Approval pursuant to the Shareholder Written Consent have been taken in compliance with applicable Law in the State of Washington.

(b) At a meeting duly called and held, the Company Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of the Company and its shareholders; (ii) approved the transactions contemplated by this Agreement; and (iii) recommended to the shareholders of the Company that they adopt this Agreement and approve each of the matters requiring Company Requisite Approval.

5.04 No Conflict. Except as set forth on Schedule 5.04, the Company’s execution, delivery and performance of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not: (a) conflict with or violate any provision of, or result in the breach of, any of the Company Organizational Documents or any certificate of formation, bylaws or other organizational document of any of the Company’s Subsidiaries; (b) result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets; (c) violate or result in a default or breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract set forth on Schedule 5.16(a) (or required to be set forth on Schedule 5.16(a)), or any Real Estate Lease Document to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected; or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or any of its Subsidiaries, except, in the case of clauses “(b),” “(c)” or “(d)” above, for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Company and

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its Subsidiaries, taken as a whole. No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to the Company is applicable to this Agreement, the Merger, or any of the other Transactions.

5.05 Governmental Authorities; Consents. No consent, approval or authorization of, notice to or designation, declaration or filing with any Governmental Authority, or approval, consent waiver or authorization from any Governmental Authority, is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery or performance of this Agreement or any other Transaction Agreement or the consummation of the transactions contemplated hereby or thereby, except for: (a) applicable requirements of the HSR Act (and the expiration of the required waiting period thereunder); (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions; (c) applicable requirements of the Securities Laws; (d) the filing of the First Articles of Merger in accordance with the WBCA; and (e) the filing of the Second Articles of Merger in accordance with the WBCA and the WLLCA.

5.06 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company pursuant to the Company Articles of Incorporation consists of: (i) 231,284,414 shares of Company Common Stock, which is designated into three classes consisting of (A) 74,500,000 authorized shares of Company Class 1 Common Stock, (B) 119,000,000 authorized shares of Company Class 2 Common Stock, and (C) 17,751,274 authorized shares of Class 3 Common Stock, and (ii) 20,033,140 shares of Company Preferred Stock. Schedule 5.06(a) sets forth the issued and outstanding Company Common Stock and Company Preferred Stock as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Securities Laws, (3) were not issued in breach or violation of any preemptive rights or Contract, and (4) are fully vested and not subject to any restrictions. Set forth on Schedule 5.06(a) is a true, correct and complete list of each Company Shareholder or holder of other equity interests of the Company (other than Company Stock Options) and the number of shares of Company Common Stock, Company Preferred Stock or other equity interests held by each such holder as of the date hereof. Except as set forth on Schedule 5.06(a) or pursuant to the Company Stock Plan, as of the date hereof there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding. Except as provided for in this Agreement or as set forth in Schedule 5.06(a), as a result of the consummation of the transactions contemplated hereby, no shares of capital stock or other securities of the Company are issuable and no rights in connection with any shares or other securities of the Company (including anti-dilution rights) accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(b) Except for (i) Company Stock Options granted pursuant to the Company Stock Plan, (ii) the Company Preferred Stock and (iii) the Notes issued in the Convertible Note Financing, there are, as of the date hereof: (A) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company; (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company; and (C) no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s shareholders may vote. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except for the Company Stockholders’ Agreement, as of the date hereof the Company is not party to any shareholder’s agreement, voting agreement or registration rights agreement relating to its equity interests. With respect to each Company Stock Option, Schedule 5.06(b) sets forth, as of the date hereof, the name of the holder of such Company Stock Option, the type of award (including whether such Company Stock Option is intended to qualify as an incentive stock option or a nonqualified stock option (if applicable)), the date of grant, the vesting schedule (including acceleration events), the number of vested and unvested shares of Company Common Stock covered by such Company Stock Option, the cash exercise price per share of such Company Stock Option

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(if applicable) and the applicable expiration date. Each Company Stock Option was granted in all material respects in accordance with the terms of the Company Stock Plan and in compliance in all material respects with all applicable Laws. Each Company Stock Option was granted with an exercise price equal to or greater than fair market value of the underlying shares of Company Common Stock on the date of grant.

(c) As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries: (i) have been duly authorized and validly issued and are fully paid and nonassessable; (ii) were issued in compliance in all material respects with applicable Laws; and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any of the Company’s Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. There are no outstanding bonds, debentures, notes, or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ shareholders may vote. The Company’s Subsidiaries are not party to any shareholder’s agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(d) As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all of the issued and outstanding shares of capital stock or other equity interests, as applicable, of its Subsidiaries free and clear of any Liens other than (i) Permitted Liens and (ii) any restrictions on sales of securities under applicable Securities Laws. There are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.

5.07 Financial Statements.

(a) Attached as Schedule 5.07(a) are: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and the audited statements of consolidated or combined income (loss) and changes in equity of the Company and its Subsidiaries for the 12-month period ended December 31, 2020 (collectively, the “Annual Financial Statements”); and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2021 (the “Most Recent Financial Statements Date”) and the unaudited statements of consolidated or combined income (loss) and changes in equity of the Company and its Subsidiaries for the three-month period ended March 31, 2021 (collectively, the “Most Recent Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, income (loss) and changes in equity of the Company and its Subsidiaries as of the dates and for the periods indicated in the Financial Statements in conformity with GAAP (except for the absence of footnotes or the inclusion of limited footnotes and other presentation items and normal year-end adjustments, none of which will be material) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries.

(b) Schedule 5.07(b) sets forth all CARES Act stimulus fund programs in which the Company or its Subsidiaries are participating and the amount of funds received and/or requested for each such program (the “Stimulus Funds”). The Company and each Subsidiary have maintained accounting records associated with the Stimulus Funds in compliance with applicable Law and related guidance. The Company and each Subsidiary have used reasonable best efforts to utilize all such Stimulus Funds received in accordance with all applicable Law.

(c) Except as set forth in Schedule 5.07(c), neither the Company nor any Subsidiary has entered into any material off-balance sheet transactions.

(d) There are no outstanding loans or other extensions of credit made by the Company or the Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

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(e) As of the date of this Agreement, the projections with respect to the Company that were delivered by or on behalf of the Company to Parent, including any statement with respect to projected revenues, costs, expenses, and profits, a copy of which are attached as Schedule 5.07(e), were prepared by the Company based on reasonable and appropriate assumptions for projections of such kind with respect to the Company.

5.08 Undisclosed Liabilities. There is no material liability, debt or obligation against the Company or any of its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto), prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations: (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the Most Recent Financial Statements Date in the ordinary course of the operation of business of the Company and its Subsidiaries, consistent with past practice; or (c) arising under this Agreement or the performance by the Company of its obligations hereunder.

5.09 Absence of Changes.

(a) Since the Most Recent Financial Statements Date, there has not been any change, development, condition, occurrence, event or effect relating to the Company or any of its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b) From the Most Recent Financial Statements Date through the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices, and (ii) have not taken any action that (A) would require the consent of Parent pursuant to Section 7.01 if such action had been taken after the date hereof and (B) would reasonably be considered to be material to the Company and its Subsidiaries, taken as a whole, other than such actions taken in the ordinary course of business consistent with past practice and in connection with this Agreement and the transactions contemplated hereby.

5.10 Internal Controls. The Company maintains a system of internal accounting controls. To the knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in conformity with GAAP. To the knowledge of the Company, the Company has not identified or been made aware of any fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries that have a significant role in the Company’s internal control over financial reporting or any claim or allegation regarding any of the foregoing.

5.11 Litigation and Proceedings. Except as set forth on Schedule 5.11, there are no Actions pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against the Company or any of its Subsidiaries, or otherwise affecting the Company or any of its Subsidiaries or any of their assets that, individually or in the aggregate, are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 5.11, neither the Company nor any of its Subsidiaries or any property, asset or business of the Company or any of its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole other than with respect to routine audits, examinations or investigations conducted by a Governmental Authority in the ordinary course of business pursuant to a Contract. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.12 Restrictions on Business Activities. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or its Subsidiaries or their respective assets or to which the Company or any of its Subsidiaries is a party which has had or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or its Subsidiaries, any acquisition of property by the Company or its Subsidiaries or the conduct of business by the Company or its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

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5.13 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since June 30, 2018 have been, in compliance with all applicable Laws with respect to the conduct, ownership and operation of their respective businesses. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging a violation of any applicable Law by the Company or any of its Subsidiaries at any time since June 30, 2018, which violation, individually or in the aggregate, would be material to the Company or any of its Subsidiaries.

(b) In the last five years: (i) there has been no action taken by the Company or any of its Subsidiaries or, to the knowledge of the Company, any officer, director, manager, employee, agent, representative, sales intermediary or other Person acting for or on behalf of the Company or any of its Subsidiaries in violation of any applicable Anti-Corruption Law; (ii) neither the Company nor any of its Subsidiaries have been convicted of violating any Anti-Corruption Laws or, to the knowledge of the Company, subjected to any investigation by any Governmental Authority for violation of any applicable Anti-Corruption Laws; (iii) neither the Company nor any of its Subsidiaries have conducted or initiated any internal investigation or made any voluntary, directed or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law; (iv) neither the Company nor any of its Subsidiaries have received any written notice or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Corruption Law; and (v) neither the Company nor any of its Subsidiaries have created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries.

(c) To the knowledge of the Company, none of the Company or any of its Subsidiaries, any of their respective investors, equityholders, owners, officers, directors, managers, employees, customers or, to the knowledge of the Company, agents, representatives, sales intermediaries or any other Person acting for or on behalf of Company or any of its Subsidiaries, is a Person with whom transactions are prohibited or limited under any economic sanctions Laws administered by the U.S. government (including the Department of the Treasury’s Office of Foreign Assets Control, the Department of State or the Department of Commerce) or the United Nations Security Council (“Sanctions Laws”). Schedule 5.13(c)-1 sets forth all of the products, technologies, technical data and other items that the Company produces, exports, imports or otherwise handles that are listed on the Commerce Control List (Supplement No. 1 to Part 774 of Title 15 of the Code of Federal Regulations) or the U.S. Munitions List (Part 121 of Title 22 of the Code of Federal Regulations, “USML”), and their correct associated Export Control Classification Numbers and USML Category numbers. Except as set forth on Schedule 5.13(c)-2, the Company and its Subsidiaries are, and for the last five years have been in material compliance with all U.S. export controls laws and regulations and in possession of and in compliance with any and all licenses, registrations, and permits that may be required for their lawful conduct under economic sanctions, import and export control Laws, including the Export Administration Regulations and International Traffic in Arms Regulations. Except as set forth on Schedule 5.13(c)-3, within the last five years, neither the Company nor any of its Subsidiaries (i) has engaged in, nor is now engaging in, directly or indirectly, any dealings or transactions in the Crimea Region of Ukraine, Cuba, Iran, North Korea, Sudan, Syria, or Venezuela, (ii) has engaged in, nor is now engaging in, directly or indirectly, any dealings or transactions with a Sanctioned Person with whom transactions are prohibited or limited under any Sanctions Laws, (iii) otherwise violated any Sanctions Laws, or (iv) or has made any voluntary disclosure to any Governmental Authority relating to sanctions, import or export control Laws, been the subject of any action, investigation or inquiry regarding compliance with such Laws, received a written request from any Governmental Authority relating to such Laws, been a party to any proceeding relating to such Laws, or been assessed any fine or penalty under such Laws.

5.14 Intellectual Property.

(a) Schedule 5.14(a) sets forth, as of the date hereof, a true, correct and complete list of: (i) all Company Registered Intellectual Property material to the Company or any of its Subsidiaries (specifying for each item, as applicable (A) the record owner, (B) the jurisdiction in which such item has been issued, registered or filed, (C) the issuance, registration or application date and (D) the issuance, registration or application number); and (ii) all material unregistered Trademarks included in Owned Intellectual Property. All renewal, maintenance and other necessary filings and fees due and payable to any relevant Governmental Authority or Internet domain name registrar

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to maintain all Company Registered Intellectual Property in full force and effect have been timely submitted or paid in full. All Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, all issuances and registrations included in the Company Registered Intellectual Property are valid and enforceable in accordance with applicable Law.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title, and interest in and to all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens), except where the failure to own any Owned Intellectual Property would not be material to the conduct and operation of the business of the Company or any of its Subsidiaries. The Company or one of its Subsidiaries has valid and enforceable rights to use, pursuant to a written license, sublicense, agreement or permission, all Licensed Intellectual Property, free and clear of all Liens (other than Permitted Liens), except where the failure to have valid and enforceable rights to use any Licensed Intellectual Property would not be material to the conduct and operation of the business of the Company or any of its Subsidiaries.

(c) To the knowledge of the Company, none of the Company or any of its Subsidiaries, the conduct of the business of the Company or any of its Subsidiaries or any Owned Intellectual Property has infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, or is infringing, misappropriating (or constitutes or results from the misappropriation of) or otherwise violating any Intellectual Property of any Person. Except as set forth on Schedule 5.14(c), none of the Company or any of its Subsidiaries has received from any Person in the last year any written (or, to the knowledge of the Company, unwritten) notice, charge, complaint, claim or other assertion: (i) of any infringement, misappropriation or other violation of any Intellectual Property of any Person; (ii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property of any Person (which could be reasonably construed as a claim of infringement); (iii) challenging the ownership, use, validity or enforceability of any material Owned Intellectual Property; or (iv) challenging the use by the Company or any Subsidiary of any material Licensed Intellectual Property. To the knowledge of the Company, no other Person has infringed, misappropriated, or violated, or is infringing, misappropriating, or violating, any material Owned Intellectual Property. No such claims have been made in writing against any Person by the Company or any of its Subsidiaries in the last three years. None of the Owned Intellectual Property is subject to any outstanding order, settlement, consent order or other disposition of any dispute that materially adversely restricts the use, transfer or registration of, or materially adversely affects the validity or enforceability of, such Owned Intellectual Property.

(d) No past or present director, officer or employee of the Company or any of its Subsidiaries owns (or, to the knowledge of the Company, has made any written claim or asserted any right to any ownership interest, in or to) any Owned Intellectual Property material to the conduct and operation of the business of the Company or such Subsidiary. Each of the past and present directors, officers, employees, consultants and independent contractors of the Company or any of its Subsidiaries who has been or is engaged in creating or developing for or on behalf of the Company or any of its Subsidiaries any Intellectual Property material to the conduct and operation of the business of the Company or such Subsidiary in the course of such Person’s employment or engagement by the Company or such Subsidiary has executed a written agreement, pursuant to which such Person has (i) agreed to hold all confidential information of the Company or such Subsidiary in confidence both during and after such Person’s employment or retention by the Company or such Subsidiary, as applicable, and (ii) presently assigned to the Company or one or more of its Subsidiaries all of such Person’s rights, title and interest in and to all such Intellectual Property created or developed for the Company or any of its Subsidiaries in the course of such Person’s employment or retention by the Company or such Subsidiary, as applicable (each, an “Invention Assignment Agreement”). To the knowledge of the Company, there is no material uncured breach by any such Person under any such Invention Assignment Agreement with respect to material Intellectual Property created or developed by such Person for or on behalf of the Company or any of its Subsidiaries.

(e) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create, in whole or in part, any material Owned Intellectual Property.

(f) The Company and each of its Subsidiaries has taken adequate and commercially reasonable steps to maintain the secrecy and confidentiality of all material Trade Secrets included in the Owned Intellectual Property and all Trade Secrets of any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation with respect to such Trade Secrets. To the knowledge of the Company, no Trade Secret that is material to the

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business of the Company or any of its Subsidiaries has been authorized by the Company or any of its Subsidiaries to be disclosed or has been disclosed to any Person other than (i) pursuant to a written agreement adequately restricting the disclosure and use of such Trade Secret or (ii) to a Person who otherwise has a duty to protect such Trade Secret.

(g) None of the source code or related source code materials for any material Owned Company Software has been licensed or provided to, or used or accessed by, any Person (other than employees, contractors or other service providers of the Company or any of its Subsidiaries who have entered into written agreements restricting the disclosure and use of such source code or related materials). None of the Company or any of its Subsidiaries is a party to any source code escrow Contract or any other Contract requiring the deposit of any source code or related source code materials for any material Owned Company Software. To the knowledge of the Company, no Person other than the Company and its Subsidiaries is in possession of, or has rights to possess, any source code or related source code materials for any material Owned Company Software.

(h) To the knowledge of the Company, the Company and each of its Subsidiaries have complied in the last three years, and do currently comply, with all material license terms applicable to any item of Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with, or used in the delivery or provision of any material Owned Company Software. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any material Owned Company Software, in each case, in a manner that requires or obligates the Company or any of its Subsidiaries to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code included in the material Owned Company Software; (ii) license any material Owned Company Software for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any material Owned Company Software for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing, any of its material Patents.

(i) To the knowledge of the Company, the Owned Company Software is free from any defect, virus or programming, design, or documentation error or corruptant that would have a material effect on the operation or use of the Owned Company Software. To the knowledge of the Company, none of the Owned Company Software: (i) contains any Contaminants; (ii) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry); (iii) records a user’s actions without such user’s knowledge; or (iv) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior. The Company and each of its Subsidiaries implement and maintain in all material respects, and have during the last three years implemented and maintained in all material respects, industry standard procedures to mitigate against the likelihood that the Owned Company Software contains any Contaminant or other Software routines or hardware components that permit unauthorized access to or disable, erase or otherwise harm Software, hardware or data.

(j) The Company or one of its Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all IT Systems in the manner in which they are currently accessed or used in the conduct of the business. To the knowledge of the Company, the IT Systems (i) are adequate in all material respects for the operation and conduct of the business of the Company and its Subsidiaries as currently conducted (it being understood that the Company and its Subsidiaries authorize projects to upgrade and improve certain IT Systems from time to time in the ordinary course of business) and (ii) do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or materially adversely affect the functionality of the IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any IT Systems. To the knowledge of the Company, during the last year, there has been no unauthorized access to or breach or violation of any IT Systems, in each case, that has had a material adverse impact on the conduct and operation of the business of the Company or any of its Subsidiaries. In the last three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or substantial interruption in or to the use of such IT Systems or the conduct and operation of the business of the Company or any of its Subsidiaries.

(k) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will result in: (i) the loss or impairment of, or any Lien on, any material Owned Intellectual Property or material Licensed Intellectual Property; (ii) the release, disclosure or delivery of any source code included in

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the material Owned Company Software to any Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any material Owned Intellectual Property or material Licensed Intellectual Property; (iv) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or Licensed Intellectual Property; or (v) the breach of, or creation on behalf of any Person of the right to terminate or modify any Contract relating to any material Owned Intellectual Property or material Licensed Intellectual Property.

5.15 Data Privacy.

(a) The Company and each of its Subsidiaries, and any Person acting for or on behalf of the Company or any of its Subsidiaries, have for the last two years, materially complied with: (i) all applicable Privacy Laws; (ii) all the Company’s and its Subsidiaries’ written public-facing policies regarding Personal Information; and (iii) the Company’s and its Subsidiaries’ contractual obligations with respect to Personal Information. The Company and its Subsidiaries have implemented and maintained adequate policies, procedures, and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information. Neither the Company nor any of its Subsidiaries have received any written notice of (A) any claims (including written notice from third parties acting on their behalf) of, or been charged with, the material violation of any Privacy Laws, applicable privacy policies or contractual commitments with respect to Personal Information, or (B) investigations or inquiries from relevant authorities related to the Personal Information.

(b) The Company and its Subsidiaries have (i) implemented and, for the last two years, maintained reasonable technical and organizational safeguards to protect Personal Information and other confidential data in their possession or under their control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) to the extent required by the Privacy Laws, ensured that all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company or its Subsidiaries have agreed to comply with applicable Privacy Laws in all material respects.

(c) To the knowledge of the Company, there have been no material breaches, material security incidents, material misuse of, material unauthorized access to, or material unauthorized disclosure of any Personal Information in the possession or control of the Company or any of its Subsidiaries or collected, used or processed by or on behalf of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not provided or, to the knowledge of the Company, been required to provide any notices to any Person in connection with any disclosure of Personal Information. The Company and its Subsidiaries have implemented reasonable disaster recovery and business continuity plans to safeguard the data and Personal Information in their possession or control. None of the Company, any of its Subsidiaries or any third party at the direction or authorization of the Company or any of its Subsidiaries has paid (i) any perpetrator of any data breach incident or cyber attack or (ii) any third party with actual or alleged information about a data breach incident or cyber attack.

(d) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will, in any material respect, violate: (i) any applicable Privacy Laws; or (ii) the Company’s and its Subsidiaries’ written privacy policies as they currently exist. To the knowledge of the Company, the Company and its Subsidiaries are not subject to any contractual or other legal obligations that, following the Closing, would prohibit Parent, the Surviving Entity or any of their respective Subsidiaries from receiving, accessing, storing or using Personal Information in the manner in which the Company and its Subsidiaries received, accessed, stored and used such Personal Information prior to the Closing.

5.16 Contracts; No Defaults.

(a) Schedule 5.16(a) contains a listing of all Contracts (other than purchase orders and Company Benefit Plans) described in clauses “(i)” through “(xiv)” below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound, and true, correct and complete copies of the Contracts listed on Schedule 5.16(a) have been delivered to or made available to Parent or its agents or representatives:

(i) each employee collective bargaining Contract or other Contract with any union representing, purporting to represent, or seeking to represent, any group of Company employees;

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(ii) any Contract pursuant to which: (A) any third party grants the Company or any of its Subsidiaries a license, right, permission, consent, non-assertion or release with respect to any Intellectual Property, other than (1) non-exclusive click-wrap, shrink-wrap and off-the-shelf Software licenses, and any other non-exclusive Software licenses, in each case, that are commercially available on reasonable and unmodifiable terms to the public generally with license, maintenance, support and other fees of less than $250,000, (2) licenses granted by any current or former employee, contractor or consultant of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries, (3) permitted use rights with respect to any confidentiality obligations, (4) permission for a vendor to identify the Company or any of its Subsidiaries as a customer of the Company or any of its Subsidiaries, (5) permission for the Company or any of its Subsidiaries to identify a customer as a customer of the Company or any of its Subsidiaries and (6) licenses incidental to the primary purpose of the Contract (including the purchase or lease of generally available equipment or the distribution of products); or (B) the Company or any of its Subsidiaries grants a license, right, permission, consent, non-assertion or release with respect to any Owned Intellectual Property (other than any non-exclusive licenses and permissions granted to its customers, vendors, suppliers, employees, contractors, consultants or service providers in the ordinary course of business);

(iii) any Contract which restricts in any material respect or contains any material limitations on the ability of the Company or any of its Subsidiaries to compete in any line of business or in any geographic territory;

(iv) any Contract under which the Company or any of its Subsidiaries has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness having a principal or stated amount in excess of $1,000,000 and excluding guarantees of performance under Contracts with Governmental Authorities entered into in the ordinary course of business; (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness having a principal or stated amount in excess of $1,000,000; or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business);

(v) any (A) principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or any of its Subsidiaries since December 31, 2017 of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business, and (B) to the extent not contemplated by clause “(A),” Contract pursuant to which the Company or any of its Subsidiaries has an existing obligation (contingent or otherwise) to pay any amounts in respect of indemnification obligations, purchase price adjustment, any earn-out, backend payment or similar obligation, in connection with any completed acquisition or disposition by the Company or any of its Subsidiaries;

(vi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000 or, together with all related Contracts, in excess of $1,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practice and sales of obsolete equipment;

(vii) any Contract expected to result in revenue or require expenditures in excess of $250,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(viii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Company Shareholder, on the other hand;

(ix) any Contract with a third party establishing any joint venture, partnership, strategic alliance, or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole;

(x) any Contract with a Significant Customer or a Significant Supplier;

(xi) any Contract involving any resolution or settlement of any actual or threatened Actions or other disputes which has a value greater than $500,000 or imposes continuing obligations on the Company or its Subsidiaries, including injunctive or other non-monetary relief;

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(xii) any Contract with an executive officer or any Contract with any other employee or independent contractor of the Company or its Subsidiaries, which (A) provides for change in control payments or (B) provides for retention or severance payments (excluding statutory notice, termination and severance payments that are required by applicable Law) to any such individual with an annual base salary in excess of $250,000;

(xiii) any Contract that is a Real Estate Lease Document; and

(xiv) any Contract with a Governmental Authority.

(b) With respect to each Contract of the type described in Section 5.16(a), whether or not set forth on Schedule 5.16(a): (i) except for Contracts that will expire in accordance with their terms prior to the Closing, such Contract is in full force and effect and represents the legal, valid and binding obligations of the Company or its Subsidiaries that are party thereto and, to the knowledge of the Company, represents the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, is enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) since December 31, 2017, neither the Company nor any of its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract which, individually or the aggregate, would be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole; (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under such Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both); and (v) since December 31, 2020 through the date hereof, neither the Company nor any of its Subsidiaries have received written notice from any other party to such Contract that such party intends to terminate or not to renew such Contract.

5.17 Company Benefit Plans.

(a) Schedule 5.17(a) sets forth a complete list of each material Company Benefit Plan (other than any individual employment offer letters or individual equity awards on the forms set forth on Schedule 5.17(a), so long as a list of individuals or categories of individuals who are party to each form is also provided). “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries, in each case, that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has or would reasonably be expected to have any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements.

(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to Parent or its representatives true, correct and complete copies (or to the extent no written copy exists, an accurate summary) of, as applicable: (i) the current plan document (and all amendments thereto) and any trust or funding agreement relating to such plan; (ii) the most recent summary plan description; (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules; (iv) the most recent actuarial valuation; (v) any material non-routine communications with any Governmental Authority during the last three years; and (vi) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority).

(c) Each Company Benefit Plan has been administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions (including all employer contributions and employee salary reduction contributions) required to be made under the terms of, or with respect to, any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Financial

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Statements to the extent required under GAAP or other applicable generally accepted accounting practices. Each Company Benefit Plans subject to Law outside of the United States (each, a “Foreign Benefit Plan”) has been maintained in good standing with applicable regulatory authorities (if required) and, if required to be registered, has been properly registered with applicable regulatory authorities.

(d) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter as to its qualification; or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. To the knowledge of the Company, no event has occurred or condition exists that would reasonably be expected to adversely impact any such plan or result in the loss of the tax-qualified status of such plan.

(e) Neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsors, maintains, contributes to or is or, within the past six years was, required to contribute to, or has or, within the past six years had, any actual or contingent liability in respect of (including by reason of sponsoring, maintaining or contributing to or having an obligation to contribute to, at any point during the six-year period prior to the date hereof), (i) a single employer or other defined benefit pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (ii) a multiemployer pension plan (as defined in Section 3(37) of ERISA). Neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA and a complete withdrawal from the plans set forth in subsections “(i)” and “(ii)” at the Effective Time would not result in any material liability to the Company and its Subsidiaries, taken as a whole. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code. No Company Benefit Plan is a (A) multiple employer plan (within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code) or (B) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or other applicable Law, no Company Benefit Plan provides for any benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of service to any current or former director, employee or individual independent contractor of the Company or any Subsidiary (or any dependent or beneficiary thereof).

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, with respect to the Company Benefit Plans, (i) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened and (ii) there are no actions or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened and to the knowledge of the Company, there are no facts or circumstances that could form the basis for any such actions or claims. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA that is not exempt under Section 408 of ERISA and regulatory guidance issued thereunder, and the Company has not engaged in any breach of fiduciary duty (as determined under ERISA) in respect of a Company Benefit Plan nor, to the Company’s knowledge, has any current or former employee of the Company or other fiduciary breached its fiduciary duty (as determined under ERISA) in respect of a Company Benefit Plan, with respect to which the Company or its Subsidiaries or any Company Benefit Plan would reasonably be expected to have any material liability.

(g) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements, nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with any other event) will: (i) result in any payment or benefit becoming due to any current or former director, officer, employee or individual independent contractor of the Company or any its Subsidiaries, or any funding of benefits under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former director, officer, employee or individual independent contractor of the Company or any its Subsidiaries; or (iii) except as set forth on Schedule 5.17(g)(iii), result in the acceleration, vesting or creation of any rights of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries to payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates.

(h) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements, nor the consummation of the transaction contemplated hereby or thereby (either alone or in combination with any other event) would, as of the Closing, reasonably be expected to result in an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that is nondeductible to the payor under Section 280G of the Code.

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(i) Each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

5.18 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries are party to or bound by any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, and no such agreements or arrangements are currently being negotiated by the Company or any of its Subsidiaries. No labor union or organization, works council, or group of employees of the Company or any of its Subsidiaries has made a pending written demand for recognition or certification. There are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries: (i) is in compliance with all applicable Laws regarding employment and employment practices, including all applicable Laws respecting terms and conditions of employment, employee classification (including the classification of employees and independent contractors and the classification of exempt and non-exempt employees), non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, WARN, affirmative action, labor relations, pay equity, overtime pay, unemployment insurance, meal and rest periods/breaks, collective bargaining, civil rights, background checks and screenings, privacy laws, paid sick days and leave of absence entitlements and benefits (including the federal Emergency Paid Sick Leave Act and the federal Emergency Family and Medical Leave Expansion Act), safety and health (including the federal Occupational Safety and Health Act) and workers’ compensation; and (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved.

(c) Since January 1, 2020, neither the Company nor any of its Subsidiaries have experienced any labor disputes, strikes, lockouts, picketing, hand-billing or work stoppages against or affecting the Company or its Subsidiaries and, to the knowledge of the Company, none is currently threatened, except for those which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) Neither the Company nor any of its Subsidiaries has taken any action relating to any employee or worksite thereof that would require the service of a notice under WARN, taking into account any temporary or permanent modification of WARN as a result of COVID-19 within the six months prior to the date of this Agreement, and no such events are reasonably expected to occur prior to the Closing. Neither the Company nor any of its Subsidiaries has engaged in any temporary layoffs, furloughs or hours reductions that would trigger notice requirements under WARN were any such temporary layoff, furlough or hours reduction to last for at least six months and no such events are reasonably expected to occur prior to the Closing.

(e) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any current or former employees for any services or amounts required to be reimbursed or otherwise paid as compensation for services.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no individual employees or independent contractors who perform services for the Company or any of its Subsidiaries have been improperly included or excluded from any Company Benefit Plan, and neither the Company nor any of its Subsidiaries have received written notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such improper inclusion or exclusion.

(g) Except as set forth on Schedule 5.18(g), during the last three years, to the knowledge of the Company, there have been no employment discrimination or employment harassment allegations brought, threatened or settled against any appointed officer, director, executive or manager of the Company or any of its Subsidiaries.

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(h) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is, in any material respect, in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to the Company or any of its Subsidiaries.

(i) The Company and its Subsidiaries are in compliance in all material respects with all COVID-19 Measures or Social Unrest Measures that are binding on the Company and its Subsidiaries and applicable to any location in which the Company or any of its Subsidiaries operates.

5.19 Taxes.

(a) All income and other material Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material amounts of Taxes due and payable by the Company or any of its Subsidiaries have been timely paid.

(c) Each of the Company and its Subsidiaries has (i) collected and withheld all material amounts of Taxes required to have been withheld or collected by it in connection with amounts paid to or by any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority in material compliance with applicable Law.

(d) Neither the Company nor any of its Subsidiaries are currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to material amounts of Taxes due from such entities. Neither the Company nor any of its Subsidiaries have received any written notice from a Governmental Authority of a proposed deficiency of any material amounts of Taxes due from such entities, which deficiency has not been paid or resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or any of its Subsidiaries, and no written request for any such waiver or extension is currently pending (in each case, other than such waivers or extensions of time entered into the ordinary course of business).

(e) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to income or other material Taxes by, or required to file income or other material Tax Returns in, that jurisdiction, which claim has not been resolved. Neither the Company nor any of its Subsidiaries engages (or has engaged in the five years immediately prior to the date of this Agreement) in a trade or business or has (or has had in the five years immediately prior to the date of this Agreement) a permanent establishment in a country other than the country in which such entity is incorporated or otherwise organized.

(f) Neither the Company nor any of its Subsidiaries have been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) There are no Liens for material amounts of Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries have any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor (except, in each case, under any agreements that are commercial contracts entered into in the ordinary course of business not primarily related to Taxes).

(i) Neither the Company nor any of its Subsidiaries are a party to, or bound by, any Tax allocation, Tax sharing or Tax indemnification agreements under which the Company or any of its Subsidiaries could be liable after the Closing Date for the Tax liability of any Person other than the Company or any of its Subsidiaries (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).

(j) The Company has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

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(k) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(l) Neither the Company nor any of its Subsidiaries are bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Authority, in each case, that could affect the liability for Taxes of the Company or any of its Subsidiaries following the Closing.

5.20 Brokers’ Fees. Except as set forth on Schedule 5.20, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

5.21 Insurance. Schedule 5.21 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct, and complete copies or comprehensive summaries of such insurance policies have been made available to Parent. With respect to each such insurance policy required to be listed on Schedule 5.21, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date); (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (c) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened; and (d) no written notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received other than in connection with ordinary renewals.

5.22 Real Property; Tangible Property.

(a) The Company and its Subsidiaries do not own and have never owned any real property.

(b) Schedule 5.22(b) contains a true, correct and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries is required to make aggregate annual payments in excess of $10,000 (the “Leased Real Property”). The Company has made available to Parent true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”). Each Real Estate Lease Document is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such lease is in full force and effect. No material default or breach by (i) the Company or any of its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Lease Documents. Neither the Company nor any of its Subsidiaries have received written or, to the knowledge of the Company, oral notice of material default or breach under any Real Estate Lease Document which has not been cured. No event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Lease Document by the Company or any of its Subsidiaries or, to the knowledge of the Company, by the other parties thereto. Neither the Company nor any of its Subsidiaries have received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy by the Company or any of its Subsidiaries of the Leased Real Property and any improvements made by the Company or any of its Subsidiaries thereon (A) are prohibited by any Lien or Law other than Permitted Liens or (B) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

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(c) The Company or one of its Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than (i) Permitted Liens and (ii) the rights of lessors under any Real Estate Lease Documents. The material tangible assets or personal property (together with the material Intellectual Property rights and contractual rights) of the Company and its Subsidiaries (A) constitute all of the assets, rights and properties that are necessary in all material respects for the operation of the businesses of the Company and its Subsidiaries as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Company and its Subsidiaries as currently conducted and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice and are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.23 Environmental Matters.

(a) The Company and its Subsidiaries are, and during the last three years have been, in compliance in all material respects with all Environmental Laws, including obtaining, maintaining, and complying in all material respects with Permits required under Environmental Laws.

(b) To the knowledge of the Company, there has been no release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Leased Real Property or in connection with the Company’s or any of its Subsidiaries’ operations off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company or any of its Subsidiaries owned or leased such property, except as would not reasonably be expected to require investigation or remediation or result in the incurrence of material liability, in each case, pursuant to Environmental Law.

(c) Neither the Company nor any of its Subsidiaries are subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or any of its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal, or cleanup of Hazardous Materials.

(d) There has been no past Action, and no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to the Company’s or any of its Subsidiaries’ compliance with or liability under Environmental Law.

(e) Neither the Company nor any of its Subsidiaries have assumed by contract any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials.

(f) The Company has made available to Parent all material environmental reports (including any Phase One or Phase Two environmental site assessments), audits, correspondence or other documents in its possession, custody or control relating to the Leased Real Property or any formerly owned or operated real property or any other location for which the Company or any of its Subsidiaries may be liable.

5.24 Significant Customers and Suppliers.

(a) Schedule 5.24(a) sets forth, in each case for the 12 months ended December 31, 2020, each of the 10 largest (i) customers of the Company and its Subsidiaries, based upon the amount of revenue generated by the Company and its Subsidiaries from such customers (collectively, the “Significant Customers”), and (ii) suppliers of the Company and its Subsidiaries, based upon the amount of expenditures paid by the Company and its Subsidiaries to such suppliers (collectively, the “Significant Suppliers”). As of the date hereof, there are no outstanding, and since December 31, 2020 and through the date hereof, there have not been any, material disputes between the Company or any of its Subsidiaries, on the one hand, and any of the Significant Customers or the Significant Suppliers, on the other hand.

(b) Since December 31, 2020 through the date hereof, neither the Company nor any of its Subsidiaries have received any written notice that (i) any of the Significant Customers or the Significant Suppliers intends to stop, or materially decrease the rate of, its business with the Company and its Subsidiaries after the Closing, or (ii) there has been or will be any material adverse change in the price of such goods, services or rights provided to or by any such Significant Customer or Significant Supplier, as applicable, or that any such Significant Customer or Significant Supplier will not provide or require such goods, services or rights, as applicable, at any time on or after the Closing Date on terms and conditions substantially similar to the current terms applicable to such Significant Customer’s or

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Significant Supplier’s dealings with the Company and its Subsidiaries or its or their respective Affiliates, subject to customary price increases consistent with past practices. To the knowledge of the Company, no Significant Customer or Significant Supplier has otherwise given the Company or any of its Subsidiaries any indication or threatened the Company or any of its Subsidiaries in writing or orally that it will take any action described in the preceding sentence as a result of the consummation of the Transactions.

5.25 Affiliate Agreements. Except as set forth on Schedule 5.25 and except for the Company Benefit Plans, Contracts by or among the Company and any of its Subsidiaries or, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or any of its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former executive officer or director of any of the Company or any of its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or any of its Subsidiaries; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

5.26 Permits. Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) each Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries; (c) to the knowledge of the Company, none of the Material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions; (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit; and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits.

5.27 Registration Statement. None of the information relating to the Company or any of its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, notwithstanding the foregoing provisions of this Section 5.27, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not specifically supplied by or on behalf of the Company for use therein.

5.28 Convertible Note Financing; Note Purchase Agreements. The Company has issued an aggregate principal amount of $31,470,010 of Notes pursuant to the Note Purchase Agreement, which Notes have been fully funded by the Note Subscribers (the “Convertible Note Financing”). The Company has delivered to Parent true, correct, and complete copies of the fully executed Note Purchase Agreement and Notes in connection with the Convertible Note Financing. To the knowledge of the Company, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Company under the Note Purchase Agreements and Notes.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT,
FIRST MERGER SUB AND SECOND MERGER SUB

Except as set forth in the Parent Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure) or in the Parent SEC Reports (excluding (i) any disclosures in such Parent SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures

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About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (ii) any exhibits or other documents appended thereto), each of Parent, First Merger Sub and Second Merger Sub represents and warrants to the Company as follows:

6.01 Corporate Organization.

(a) Parent is duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the Parent Organizational Documents previously made available by Parent to the Company are true, correct, and complete and are in effect as of the date of this Agreement. Parent is, and at all times has been, in compliance with all restrictions, covenants, terms and provisions set forth in the Parent Organizational Documents. Parent is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) First Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Washington, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Second Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Washington, with full limited liability company power and authority to enter into this Agreement and perform its obligations hereunder. Other than First Merger Sub and Second Merger Sub, Parent has no other Subsidiaries and does not own, directly or indirectly, any equity or other interests or investments (whether equity or debt) in any other Person, whether incorporated or unincorporated. First Merger Sub and Second Merger Sub are, and at all times have been, in compliance with all restrictions, covenants, terms and provisions set forth in their respective organizational documents.

6.02 Due Authorization.

(a) Each of Parent, First Merger Sub and Second Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and (subject to the approvals described in Section 6.07), in the case of Parent, upon receipt of the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements by each of Parent, First Merger Sub and Second Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action and, in the case of Parent, except for the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, no other corporate or equivalent proceeding on the part of Parent, First Merger Sub or Second Merger Sub is necessary to authorize this Agreement or such other Transaction Agreements or Parent’s, First Merger Sub’s or Second Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such other Transaction Agreement will be, duly and validly executed and delivered by each of Parent, First Merger Sub and Second Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement will constitute, a legal, valid and binding obligation of each of Parent, First Merger Sub and Second Merger Sub, enforceable against each of Parent, First Merger Sub and Second Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of holders of (i) a majority of the outstanding shares of Parent Common Stock present and entitled to vote at the Special Meeting shall be required to approve the Transaction Proposal; (ii) a majority shares of Parent Common Stock represented and entitled to vote at the Special Meeting shall be required to approve the Issuance Proposal; (iii) a majority of the outstanding shares of Parent Common Stock, in accordance with the applicable provisions of Section 242 of the DGCL, shall be required to approve the Amendment Proposal (the approval by Parent Stockholders of the foregoing clauses “(i)” through “(iii),” collectively, the “Required Parent Stockholder Approval”); and (iv) a majority of the outstanding shares of Parent Common Stock represented and entitled to vote at the Special Meeting shall be required to approve the Parent Incentive Plan Proposal, the Parent Earn Out Plan Proposal, the Parent ESPP Proposal, and the Adjournment Proposal (together with the Required Parent

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Stockholder Approval, the “Parent Stockholder Approval”), in each case, assuming a quorum is present to approve the Proposals, with the Parent Stockholder Approval representing the only votes of any of Parent’s capital stock necessary in connection with the entry into this Agreement by Parent, and the consummation of the transactions contemplated hereby, including the Closing.

(c) At a meeting duly called and held, the Parent Board has unanimously (after the recusal of any interested directors): (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Parent and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the assets held in the Trust Account (less any taxes payable on income earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the stockholders of Parent approval of each of the matters requiring Parent Stockholder Approval.

6.03 No Conflict. The execution, delivery and performance of this Agreement by each of Parent, First Merger Sub and Second Merger Sub and (in the case of Parent), upon receipt of the Parent Stockholder Approval and the effectiveness of the Parent A&R Charter, the consummation of the transactions contemplated hereby do not and will not: (a) conflict with or violate any provision of, or result in the breach of, the Parent Organizational Documents or any of the organizational documents of First Merger Sub or Second Merger Sub; (b) result in any violation of any provision of any Law or Governmental Order applicable to each of Parent, First Merger Sub or Second Merger Sub or any of their respective properties or assets; (c) violate, result in a default or breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract set forth on Schedule 6.16 (or required to be set forth on Schedule 6.16) to which either of Parent, First Merger Sub or Second Merger Sub or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected; or (d) result in the creation of any Lien upon any of the properties or assets of Parent, First Merger Sub or Second Merger Sub, except (in the case of clauses “(b),” “(c)” or “(d)” above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

6.04 Litigation and Proceedings. There are no pending or, to the knowledge of Parent, threatened, Actions and, to the knowledge of Parent, there are no pending or threatened investigations, in each case, against Parent, or otherwise affecting Parent or its assets, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into or perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon Parent which could, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to consummate the Transactions.

6.05 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub or Second Merger Sub to enter into or perform its obligations under this Agreement and consummate the Transactions, Parent and its Subsidiaries are, and since November 7, 2019 have been, in compliance in all material respects with all applicable Laws and, to the knowledge of Parent, no investigation or review by any Governmental Authority with respect to Parent or Merger Sub is pending or threatened. Neither of Parent nor Merger Sub has received any written, or to the knowledge of Parent, oral notice from any Governmental Authority of non-compliance or violation of any applicable Law by Parent or its Subsidiaries at any time since November 7, 2019, which violation would reasonably be expected to be material to Parent, and Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

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(b) Since November 7, 2019, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub and Second Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions: (i) there has been no action taken by Parent, its Subsidiaries, or, to the knowledge of Parent, any officer, director, manager, employee, agent or representative of Parent or its Subsidiaries, in each case, acting on behalf of Parent or its Subsidiaries, in violation of any applicable Anti-Corruption Law; (ii) neither Parent nor its Subsidiaries have been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws; (iii) neither Parent nor its Subsidiaries have conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law; (iv) neither Parent nor its Subsidiaries have received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law; and (v) neither Parent nor its Subsidiaries have created or caused the creation of any false or inaccurate books and records of Parent or its Subsidiaries.

6.06 Benefit Plans. Except as may be contemplated by the Parent Incentive Plan Proposal, Parent Earn Out Plan Proposal or the Parent ESPP Proposal, none of Parent, First Merger Sub nor Second Merger Sub maintains, sponsors or contributes to, or has any actual or contingent obligation or liability under, any employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any other plan, policy, program, arrangement or agreement that provides compensation and/or benefits to any current or former employee, officer, director or individual independent contractor thereof (“Parent Benefit Plans”), nor does Parent, First Merger Sub or Second Merger Sub have any obligation or commitment to create or adopt any such Parent Benefit Plan.

6.07 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Parent, First Merger Sub or Second Merger Sub with respect to Parent’s, First Merger Sub’s or Second Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of the HSR Act (and the expiration of the required waiting period thereunder) and applicable Securities Laws, the rules and regulations of the SEC, CSE, Nasdaq, and the NEO Exchange, and the filing and effectiveness of the First Articles of Merger and the Parent A&R Charter in accordance with the DGCL and WBCA, as applicable, and the Second Articles of Merger in accordance with the WBCA and the WLLCA.

6.08 Trust Account. As of the date hereof, there is at least $130,000,000 invested in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”) for the benefit of the Parent’s public stockholders, maintained by Continental, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated November 4, 2019, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended, or supplemented or modified, in any respect, and, to the knowledge of Parent, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate or (b) permit any portion of the proceeds of the Trust Account to be disbursed to any Person prior to the Effective Time (other than to any Parent Stockholder who is a Redeeming Stockholder and the release of interest income for the payment of Taxes and for working capital purposes as set forth in the Trust Agreement). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Parent Organizational Documents and the Final Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Parent has performed all material obligations required to be performed by it to-date under, and complied in all material respects with the terms of, the Trust Agreement, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder by Parent or, to the knowledge of Parent, the Trustee. There

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are no Actions pending or, to the knowledge of Parent, threatened with respect to the Trust Account. Since November 7, 2019, Parent has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Parent to dissolve or liquidate pursuant to the Parent Organizational Documents shall terminate, and, as of the Effective Time, Parent shall have no obligation whatsoever pursuant to the Parent Organizational Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Parent Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Parent Stockholder is a Redeeming Stockholder.

6.09 Taxes.

(a) All income and other material Tax Returns required by Law to be filed by Parent and its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material amounts of Taxes due and payable by Parent or any of its Subsidiaries have been timely paid.

(c) Each of Parent and its Subsidiaries has (i) withheld or collected all material amounts of Taxes required to have been withheld or collected by it in connection with amounts paid to or by any employee, independent contractor, creditor, stockholder or any other party, and (ii) remitted such amounts required by Law to have been remitted to the appropriate Governmental Authority in material compliance with applicable Law.

(d) To the knowledge of Parent, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(e) No deficiency for any material amounts of Taxes has been asserted or assessed by any Governmental Authority in writing against Parent or its Subsidiaries (nor to the knowledge of Parent is there any), which deficiency has not been paid or resolved. No audit or other proceeding by any Governmental Authority is currently pending or threatened in writing against Parent or its Subsidiaries with respect to any material amounts of Taxes due from Parent or its Subsidiaries.

(f) There are no Tax allocation, Tax indemnification or Tax sharing agreements under which Parent or its Subsidiaries could be liable after the Closing Date for the Tax liability of any Person other than Parent or its Subsidiaries, except for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes. Neither Parent nor any of its Subsidiaries (i) has any liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor, or (ii) is bound by any private letter or similar ruling.

(g) Neither Parent nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Governmental Authority (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which extension is still in effect.

(h) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law); or (iii) any closing or similar agreement entered into prior to the Closing with a taxing authority.

(i) For U.S. federal income tax purposes, each of Parent and First Merger Sub has, since its formation, been treated as a corporation that is a United States person. Second Merger Sub has at all times during its existence been treated as a disregarded entity for federal and applicable state and local income Tax purposes and its assets are thereby treated for applicable income Tax purposes as owned by Parent, and no election has been made or will be made to treat Second Merger Sub as a corporation for income Tax purposes.

(j) There are no Liens for material amounts of Taxes on any assets of Parent or any of its Subsidiaries (other than Permitted Liens).

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(k) No written claim has been made by any Governmental Authority in a jurisdiction where the Parent or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to income or other material Taxes by, or required to file income or other material Tax Returns in, that jurisdiction, which claim has not been resolved.

6.10 Brokers’ Fees. Except as set forth on Schedule 6.10, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent, First Merger Sub or Second Merger Sub or any of their respective Affiliates, including the Sponsor.

6.11 Parent SEC Reports; Nasdaq Correspondence; Financial Statements; Sarbanes-Oxley Act; Canadian Reporting Issuer Status.

(a) Except as set forth in Schedule 6.11(a), Parent has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since November 7, 2019 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Parent SEC Reports”). All Parent SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of Parent), and all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. Except as set forth in Schedule 6.11(a), the Parent SEC Reports were prepared in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, as of their respective dates of filing with the SEC (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Parent SEC Reports (or if restated or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments, the effect of which will not, individually or in the aggregate, be material, and the absence of complete footnotes to the extent permitted by Regulation S-X or Regulation S-K, as applicable) in all material respects the financial position and changes in stockholders’ equity of Parent as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

(b) All and any correspondence between Parent and Nasdaq has been made available to the Company.

(c) Parent has established and maintains disclosure controls and procedures as required under Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Except as set forth in Schedule 6.11(c), to Parent’s knowledge, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(d) Parent has established and maintained a system of internal controls. Except as set forth in Schedule 6.11(d), to Parent’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.

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(e) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Except as set forth in Schedule 6.11(f), neither Parent (including any employee thereof) nor Parent’s independent auditors have identified or been made aware of: (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent; (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent; or (iii) any claim or allegation regarding any of the foregoing.

(g) To the knowledge of Parent, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Parent SEC Reports. To the knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(h) As of the date hereof, to the knowledge of Parent, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(i) Parent is a “reporting issuer” as that term is defined under applicable Securities Laws in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Parent has complied, and is now complying in all material respects, with all applicable Securities Laws in any jurisdiction of Canada (“Canadian Securities Laws”). Parent has not made any confidential filings with any Canadian securities regulatory authority that have not subsequently been made public. Parent has not taken any action to cease to be a reporting issuer in any jurisdiction of Canada nor has Parent received written notification from any Governmental Entity seeking to revoke the reporting issuer status of Parent in any jurisdiction of Canada. Parent has filed with applicable Canadian securities regulatory authorities all documents or information required to be filed by Parent under applicable Canadian Securities Laws and the rules and requirements of the NEO Exchange (the “Canadian Public Documents”). None of the Canadian Public Documents, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All of the Canadian Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Canadian Securities Laws. As of the date hereof, none of the Canadian Public Documents filed under the profile of Parent on www.sedar.com, to the knowledge of Parent, the subject of an ongoing review, outstanding comment or outstanding investigation by or of any Governmental Entity.

6.12 Business Activities; Absence of Changes.

(a) Since its incorporation, Parent has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Parent Organizational Documents, there is no Contract, agreement, commitment or Governmental Order binding upon Parent or to which Parent is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Parent or any acquisition of property by Parent or the conduct of business by Parent as currently conducted or as contemplated to be conducted (including, in each case, following the Closing) other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent, First Merger Sub and Second Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust, or other entity. Except for this Agreement and the transactions contemplated hereby, Parent has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

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(c) There is no liability, debt or obligation against Parent, First Merger Sub or Second Merger Sub, except for liabilities and obligations: (i) provided for in, or otherwise reflected or reserved for the financial statements and notes contained or incorporated by reference in the Parent SEC Reports; (ii) reflected or reserved for on Parent’s balance sheet as of March 31, 2021 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Parent); (iii) that have arisen since March 31, 2021 in the ordinary course of the operation of business of Parent (other than any such liabilities as are not and would not be, in the aggregate, material to Parent and its Subsidiaries, taken as a whole); or (iv) disclosed in Schedule 6.12(c).

(d) Since their organization, neither First Merger Sub nor Second Merger Sub have conducted any business activities other than activities directed toward the accomplishment of the Mergers. Except as set forth in the organizational documents of First Merger Sub and Second Merger Sub, there are no Contracts or Governmental Orders binding upon First Merger Sub or Second Merger Sub or to which First Merger Sub or Second Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of First Merger Sub or Second Merger Sub or any acquisition of property by First Merger Sub or Second Merger Sub or the conduct of business by First Merger Sub or Second Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of First Merger Sub or Second Merger Sub to enter into and perform their respective obligations under this Agreement and consummate the Transactions.

(e) First Merger Sub and Second Merger Sub were formed solely for the purpose of effecting the Mergers and have not engaged in any business activities or conducted any operations other than in connection with the Mergers and have no, and at all times prior to the Effective Time and Second Effective Time, as applicable, except as contemplated by this Agreement or the other Transaction Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to their formation.

(f) Since the date of Parent’s formation, there has not been any change, development, condition, occurrence, event or effect relating to Parent that, individually or in the aggregate, would reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole, or have a material adverse effect on the ability of Parent to enter into and perform its obligations under this Agreement and consummate the Transactions. From November 4, 2019 through the date of this Agreement, Parent has not taken any action that would require the consent of the Company pursuant to Section 8.01 if such action had been taken after the date hereof.

(g) Except for (i) this Agreement, (ii) the agreements expressly contemplated hereby or as set forth on Schedule 6.12(g) and (iii) any Contract that will expire by its terms or the obligations for which will be fully satisfied upon the Closing, Parent, First Merger Sub and Second Merger Sub are not, and at no time have been, party to any Contract with any other Person that would require payments by Parent, First Merger Sub or Second Merger Sub in excess of $25,000 monthly or $250,000 in the aggregate. Schedule 6.12(g) sets forth the principal amount of all of the outstanding Indebtedness, as of the date hereof, of Parent, First Merger Sub and Second Merger Sub.

(h) Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities; (ii) any split, combination or reclassification of any of Parent’s capital stock; (iii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or applicable Law; (iv) any change in the auditors of Parent; (v) any issuance of capital stock of Parent; or (vi) any revaluation by Parent of any of its assets, including any sale of assets of Parent other than in the ordinary course of business.

(i) Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

6.13 Registration Statement. None of the information relating to Parent, First Merger Sub, or Second Merger Sub, in each case, supplied by Parent or by any other Person acting on behalf of Parent, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement

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is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing provisions of this Section 6.13, Parent makes no representations or warranties with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of Parent, First Merger Sub, or Second Merger Sub for use therein.

6.14 Capitalization.

(a) The authorized capital stock of Parent consists of 1,000,000 shares of Parent Preferred Stock and 50,000,000 shares of Parent Common Stock. No Parent Preferred Stock is issued and outstanding as of the date of this Agreement. Schedule 6.14(a) sets forth the issued and outstanding Parent Common Stock and Parent Warrants, and each other option, warrant, purchase right, conversion, right, exchange right, or other Contract exercisable for, exchangeable for, or convertible into capital stock of Parent as of the date of this Agreement. All of the issued and outstanding shares of Parent Common Stock and Parent Warrants: (1) have been duly authorized and validly issued and are fully paid and nonassessable; (2) were issued in compliance in all material respects with applicable Law; (3) were not issued in breach or violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, the Parent Organizational Documents or any Contract to which Parent is a party or is otherwise bound; and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the Parent SEC Reports with respect to Parent Warrants held by the Sponsor.

(b) Except for this Agreement and the Parent Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Parent Common Stock or the equity interests of Parent, First Merger Sub or Second Merger Sub or other interest or participation in Parent, First Merger Sub or Second Merger Sub, or any other Contracts to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver, sell, or cause to be issued, delivered or sold, any shares of capital stock of, other equity interests in or debt securities of, Parent, First Merger Sub or Second Merger Sub, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Parent, First Merger Sub or Second Merger Sub. Except as disclosed in the Parent SEC Reports or the Parent Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any securities or equity interests of Parent. There are no outstanding bonds, debentures, notes, or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Parent Stockholders may vote. Except as disclosed in the Parent SEC Reports, Parent is not a party to any stockholder agreement, voting agreement, registration rights agreement, voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound relating to Parent Common Stock or any other equity interests of Parent. Other than with respect to First Merger Sub and Second Merger Sub, Parent does not own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(c) As of the date hereof, the authorized share capital of First Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by Parent, free and clear of all Liens (other than Permitted Liens). All outstanding shares of First Merger Sub common stock have been duly authorized, validly issued and fully paid and are non-assessable and are not subject to preemptive rights.

(d) As of the date hereof, all outstanding membership interests of Second Merger Sub have been duly authorized and validly issued and are not subject to preemptive rights and are held by Parent.

(e) Subject to approval of the Proposals, the shares of Parent Common Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Shareholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

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(f) Assuming the accuracy of the representations and warranties of the applicable Company Shareholder contained in the Investor Representations Letters, the issuance of shares of Parent Common Stock to such Company Shareholder pursuant to this Agreement is exempt from the registration requirements of the Securities Act, and neither Parent nor, to the knowledge of Parent, any Person acting on behalf of Parent, has taken nor will take any action hereafter that would cause the loss of such exemption.

(g) Each holder of Parent Common Stock initially issued to the Sponsor in connection with Parent’s initial public offering has agreed: (i) to vote all shares of Parent capital stock held by such holder in favor of approving the Transactions; and (ii) to refrain from electing to redeem any shares of such Parent capital stock pursuant to the Parent Organizational Documents.

6.15 Parent Listing.

(a) The issued and outstanding Parent Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MCMJ”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “MCMJW”. There is no action or proceeding pending or, to the knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Common Stock or Parent Warrants or terminate the listing of Parent on Nasdaq. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Common Stock or Parent Warrants under the Exchange Act.

(b) The issued and outstanding Parent Common Stock is listed for trading on the NEO Exchange under the symbol “MMK.U.” The Parent Warrants are listed for trading on the NEO Exchange under the symbol “MMK.WT.U.” There is no action or proceeding pending or, to the knowledge of Parent, threatened in writing against Parent by the NEO Exchange with respect to any intention by such entity to terminate the listing of the Parent Common Stock or the Parent Warrants on the NEO Exchange.

6.16 Contracts; No Defaults.

(a) Schedule 6.16 contains a listing of every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, Parent is a party or by which any of its assets are bound. True, correct and complete copies of the Contracts listed on Schedule 6.16 have been delivered to or made available to the Company or its agents or representatives. For the purposes of this Section 6.16, each Contract filed as an exhibit to the Parent SEC Reports shall be deemed to have been “made available” to the Company.

(b) Each Contract of the type required to be listed on Schedule 6.16(a), whether or not set forth on Schedule 6.16(a), was entered into in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to each Contract of the type described in Section 6.16(a), whether or not set forth on Schedule 6.16(a): (i) such Contracts is in full force and effect and represents the legal, valid and binding obligation of Parent and, to the knowledge of Parent, represents the legal, valid and binding obligation of the other parties thereto, and, to the knowledge of Parent, are enforceable by Parent in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) neither Parent nor, to the knowledge of Parent, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) since November 7, 2019, Parent has not received any written or, to the knowledge of Parent, oral claim or notice of material breach of or material default under any such Contract which, individually or in the aggregate, would be reasonably expected to be material to Parent; (iv) to the knowledge of Parent, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Parent or, to the knowledge of Parent, any other party thereto (in each case, with or without notice or lapse of time or both); and (v) since November 7, 2019 through the date hereof, Parent has not received written notice from any other party to any such Contract that such party intends to terminate or not renew such Contract.

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6.17 Investment Company Act; JOBS Act. None of Parent or any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940. Parent constitutes an “emerging growth company” within the meaning of the JOBS Act.

6.18 Affiliate Agreements. Except as set forth on Schedule 6.18, none of Parent or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former officer, director or employee of any of Parent or any of its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or any of its Subsidiaries; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Parent Affiliate Agreement”).

ARTICLE VII
COVENANTS OF THE COMPANY

7.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth on Schedule 7.01, as expressly contemplated by this Agreement or as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by Law or COVID-19 Measures or Social Unrest Measures, use commercially reasonable efforts to: (i) conduct and operate its business in the ordinary course consistent with past practice; (ii) preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries; (iii) keep available the services of their present officers and other key employees; and (iv) maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor. To the extent that the Company has taken any COVID-19 Measures or Social Unrest Measures, the Company shall use commercially reasonable efforts to take reasonable precautions to mitigate the risk of COVID-19 exposure to employees, business partners, customers and other invitees onto Company-controlled premises, including compliance with directives and guidance from the Centers for Disease Control and Prevention, the United States Department of Labor and the Occupational Safety and Health Administration. Without limiting the generality of the foregoing, except as set forth on Schedule 7.01, as expressly contemplated by this Agreement or as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) change or amend the articles of incorporation, bylaws, or other organizational documents of the Company or any of its Subsidiaries;

(b) (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the shareholders of the Company in their capacities as shareholders; (ii) effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except as permitted under Section 7.01(e) or in connection with the exercise of any Company Stock Option outstanding as of the date of this Agreement in accordance with its terms as of the date hereof, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock; or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests, except for: (A) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such equity interests; (B) transactions between the Company and any of its wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Company; and (C) purchases or redemptions pursuant to exercises of Company Stock Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to equity awards in accordance with the terms of such equity awards as of the date hereof;

(c) enter into, or amend or modify any material term of, terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under (i) any Contract of a type required to be listed on Schedule 5.16(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.16(a)), (ii) any lease related to the Leased Real

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Property or (iii) any collective bargaining or similar agreement (including agreements with works councils and trade unions) to which the Company or its Subsidiaries is a party or by which it is bound, other than, in the case of each of clauses “(i)” through “(iii),” entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

(d) sell, transfer, lease, license, sublicense, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens), abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of the Company and its Subsidiaries, taken as a whole (including material Owned Intellectual Property), except for dispositions of obsolete or worthless assets and other than in the ordinary course of business consistent with past practice;

(e) other than as required pursuant to Company Benefit Plans in effect on the date of this Agreement (or adopted or entered into after the date hereof in accordance with Schedule 7.01(e)), applicable Law, or in the ordinary course of business consistent with past practice: (i) materially increase any compensation or benefits (including severance) of, or grant or provide any change in control, retention, sale bonus or similar payments or benefits to any current or former director, employee or individual independent contractor of the Company or any of its Subsidiaries (other than annual merit-based or promotion-based base compensation increases in the ordinary course of business consistent with past practice); (ii) adopt, enter into, materially amend or terminate any Company Benefit Plan or agreement, arrangement, policy or plan which would be a Company Benefit Plan if in effect on the date of this Agreement, or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or any of its Subsidiaries is a party or by which any of them is bound, other than actions that would not materially increase costs to the Company; (iii) grant or pay any severance or termination payments or benefits to any current or former director, employee, or individual independent contractor of the Company or any of its Subsidiaries; (iv) hire or terminate (other than for cause) any employee of the Company or any of its Subsidiaries with a base salary in excess of $250,000; (v) accelerate the vesting, payment or funding of any compensation or benefit to any current or former director, employee, or individual independent contractor of the Company or any of its Subsidiaries under any of the Company Benefit Plans; or (vi) except for grants of Company Stock Options to newly hired employees and individual independent contractors or in connection with promotions or refresh grants, in each case in the ordinary course of business consistent with past practice (it being understood that the Company may grant, solely in respect of grantees that are not subject to U.S. Tax, Company Stock Options, notwithstanding that the Company’s past practice has been to grant Company Stock Options), grant any equity or equity-based compensation awards;

(f) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Transactions);

(g) make any capital expenditures (or commit to make any capital expenditures) that in the aggregate exceed $100,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Parent;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, employees, directors, agents or consultants, but excluding any of the Company’s Subsidiaries), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than advances to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice;

(i) (A) make, rescind or change any material Tax election in a manner inconsistent with past practice; (B) settle or compromise any material Tax claim; (C) adopt, change or make a request to change any Tax accounting method or period; (D) file any material amendment to a Tax Return; (E) enter into any closing agreement with any Governmental Authority with respect to a material amount of Taxes; (F) surrender any right to claim a material refund of Taxes; (G) settle or compromise any examination, audit or other Action with any Governmental Authority relating to any material Taxes; or (H) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes;

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(j) enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business, or enter into any agreement that restricts the ability of the Company or its Subsidiaries to enter a new line of business;

(k) acquire any fee interest in real property;

(l) enter into, renew, or amend in any material respect any Company Affiliate Agreement;

(m) waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise does not exceed $500,000 in the aggregate;

(n) (i) issue or sell any debt securities or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of another Person, or (ii) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(o) (i) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business or (ii) delay or accelerate payment of any account payable in advance of or beyond its due date or the date such liability would have been paid in the ordinary course of business;

(p) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

(q) make any material change in financial accounting methods, principles, or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(r) voluntarily fail to maintain, cancel, or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its Subsidiaries and their assets and properties;

(s) implement any employee layoffs, plant closings or similar events that, individually or in the aggregate, would give rise to any obligations or liabilities on the part of the Company or any of its Subsidiaries under WARN, including any temporary layoffs or furloughs that would trigger obligations or liabilities under WARN should they last for longer than six months; or

(t) enter into any agreement to do any action prohibited under this Section 7.01.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Company or its Subsidiaries prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

7.02 Inspection. Subject to confidentiality obligations and similar restrictions (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the Transactions or (b) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, (i) afford to Parent and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of the Company and its Subsidiaries, and (ii) furnish Parent and its Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or any of its Subsidiaries as Parent or its Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative

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arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Parent and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.03 Termination of Certain Agreements. At and as of the Closing, the Company shall take all actions necessary to cause the Company Stockholders’ Agreement and each of the Contracts listed on Schedule 7.03 to be terminated without any further force and effect and without any cost or other liability or obligation to the Company or any of its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

7.04 No Parent Securities Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to require each of its controlled Affiliates not to, engage in any transactions involving the securities of Parent without the prior consent of Parent.

7.05 No Claim Against the Trust Account. The Company acknowledges that Parent is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company understands that Parent has established the Trust Account for the benefit of Parent’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Final Prospectus, and other Parent SEC Reports, the Parent Organizational Documents and the Trust Agreement. The Company further acknowledges and agrees that Parent’s sole assets consist of the cash proceeds of Parent’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the Transactions are not consummated by November 7, 2021 or such later date as approved by the Parent Stockholders to complete a Business Combination, Parent will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Parent to collect from the Trust Account any monies that may be owed to them by Parent or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including for any Willful Breach of this Agreement; provided, however, that (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent for (i) legal relief against monies or other assets held outside the Trust Account or (ii) specific performance or other equitable relief in connection with the consummation of the Transactions so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the redemptions pursuant to the Offer and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account. This Section 7.05 shall survive the termination of this Agreement for any reason.

7.06 Company Financial Statements; Other Actions.

(a) Within thirty (30) Business Days after the end of each month during the Interim Period, the Company shall deliver to Parent an unaudited balance sheet and profit and loss statement for such month and management commentary on the business performance during such month.

(b) The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice of not less than 24 hours, Parent and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. The Company will instruct its auditor to provide Parent and its Representatives reasonable access to all of the financial information used in the preparation of the Financial Statements and reasonably cooperate with the preparation of financial statements or financial information for inclusion in the Form S-4; provided, that Parent and its Representatives execute any customary non-reliance or similar agreement reasonably requested by the Company’s auditor; provided, further, that the Company shall be entitled to attend any meeting and be copied on any correspondence between Parent or any of its Representatives and the auditor. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Parent in connection with Parent’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

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(c) From and after the date on which the Registration Statement is declared effective under the Securities Act, the Company shall give Parent prompt written notice of any action taken or not taken by the Company or any of its Subsidiaries or of any development regarding the Company or any of its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Parent and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided further, however, that no information received by Parent pursuant to this Section 7.06 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Schedules or the Parent Schedules.

7.07 Consent Solicitation; Company Shareholder Consent. The Company shall solicit the Company Requisite Approval via a written consent of the Company Shareholders in accordance with applicable law (including the WBCA) (the “Shareholder Written Consent”) on the first Business Day following the date the Registration Statement is declared effective under the Securities Act and shall deliver the Shareholder Written Consent reflecting the Company Requisite Approval no later than three Business Days after the Consent Solicitation Statement is disseminated by the Company to its shareholders. In connection therewith, the Company shall (a) establish the record date for determining the Company Shareholders entitled to provide such Shareholder Written Consent, (b) cause the Consent Solicitation Statement and Shareholder Written Consent to be disseminated to the Company Shareholders in compliance with applicable Law, including the WBCA, and (c) solicit execution of the Shareholder Written Consent from the Company Shareholders. Notwithstanding the foregoing, nothing in this Agreement shall restrict the Company Board from changing, withdrawing, withholding, qualifying or modifying the recommendation of the Company Board to the shareholders of the Company that they adopt the Merger Agreement and approve each of the matters requiring Company Requisite Approval, if the Company Board determines in good faith after consultation with outside legal counsel that such change, withdrawal, withholding, qualification or modification is required for the Company Board to comply with its fiduciary duties under applicable Law (a “Company Change in Recommendation”). In the event that the Company Board determines to make a Company Change in Recommendation, then prior to soliciting the Company Requisite Approval or disseminating a Consent Solicitation Statement, the Company shall deliver to Parent a written notice advising Parent of such Company Change in Recommendation and the material facts underlying the Company Board’s determination to make a Company Change in Recommendation. The Company shall provide Parent with all executed copies of the Shareholder Written Consent it receives within one Business Day of receipt. Promptly following the receipt of such executed Shareholder Written Consent reflecting the Company Requisite Approval, the Company shall prepare and deliver to the Company Shareholders who have not executed the Shareholder Written Consent the notice required by Section 23B.07.040 of the WBCA.

7.08 Non-Solicitation. From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 11.01, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (a) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (b) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to any of its properties, books or records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (c) furnish any non-public information regarding the Company or any of its Subsidiaries or access to any of the properties, assets or employees of the Company or any of its Subsidiaries to any Person with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (d) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal; (e) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option

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agreement or other similar agreement for or relating to any Acquisition Proposal; (f) submit any Acquisition Proposal to the shareholders of the Company; or (g) resolve or agree to do any of the foregoing. The Company also agrees that, immediately following the execution of this Agreement, it shall, and shall cause each of its Subsidiaries to and shall use its reasonable best efforts to cause its and their respective Representatives to, (i) cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with any Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal and (ii) terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries and within three Business Days of the execution of this Agreement, instruct each Person that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof. Notwithstanding anything in this Section 7.08 to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company or any of its Representatives receives an unsolicited bona fide Acquisition Proposal that did not result from a material breach of this Section 7.08, the Company Board may take the actions otherwise prohibited by Section 7.08(b) and Section 7.08(c) with respect to such Acquisition Proposal (and enter into a confidentiality agreement with the third party proposing such Acquisition Proposal) solely if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) the failure by the Company Board to take the actions specified in Section 7.08(b) and Section 7.08(c) would constitute a breach of its fiduciary duties under applicable Law. In the event the Company Board, after consultation with its financial advisor and outside legal counsel, determines that an Acquisition Proposal constitutes a Superior Proposal, the Company may terminate this Agreement pursuant to Section 11.01(g) and enter into a definitive agreement with respect to such Superior Proposal, provided that the Company delivers written notice to Parent that it intends to take such actions with respect to such Superior Proposal and the Company (or its designee) pays to Parent the termination fee in accordance with the provisions of Section 11.02(b). The Company shall notify Parent as promptly as practicable (and in any event within two Business Days of receipt) upon becoming aware of any proposal or offer that constitutes, or could reasonably be expected to result in or lead to any Acquisition Proposal after the date hereof. Notwithstanding the foregoing, the Company may respond to any such proposal, offer or submission by indicating only that the Company is subject to this Agreement and is unable to provide any confidential information related to the Company and its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Proposal for as long as this Agreement remains in effect. The Parties agree that the rights and remedies for noncompliance with this Section 7.08 include specific performance, it being acknowledged and agreed that any breach or threatened breach may cause irreparable injury to Parent and that money damages would not provide an adequate remedy for Parent.

ARTICLE VIII
COVENANTS OF PARENT

8.01 Conduct of Parent During the Interim Period. During the Interim Period, Parent shall, and shall cause First Merger Sub and Second Merger Sub to, except as set forth on Schedule 8.01, as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, use commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Schedule 8.01, as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or as may be required by Law, COVID-19 Measures or Social Unrest Measures, Parent shall not and shall not permit First Merger Sub or Second Merger Sub to:

(a) change, modify or amend the Trust Agreement (or any other agreement relating to the Trust Account), the Parent Organizational Documents (except in connection with the Extension or as contemplated under this Agreement) the organizational documents of First Merger Sub or Second Merger Sub, or form or establish any other Subsidiary;

(b) (i) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (ii) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; (iii) other than the redemption of any shares of Parent Common Stock required by the Offer or as otherwise required by Parent’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or

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otherwise acquire, any capital stock of, or other equity interests in, Parent; or (iv) effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(c) enter into, renew, amend, or waive or release any material rights, claims or benefits under any Parent Affiliate Agreement (or any Contract, that if existing on the date hereof, would constitute a Parent Affiliate Agreement), including the Insider Letters;

(d) enter into, or amend or modify any term of (in a manner adverse to Parent or any of its Subsidiaries (including, following the Effective Time, the Surviving Entity and its Subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, (i) any Contract of a type required to be listed on Schedule 6.16 (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 6.16), including any Contract with an investment bank, capital markets advisor or financial advisor, (ii) any Parent Benefit Plan (or plan that would be a Parent Benefit Plan if in effect on the date hereof) or (iii) collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Parent or its Subsidiaries is a party or by which it is bound;

(e) waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(f) other than in connection with Parent Borrowings, incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, or enter into any arrangement having the economic effect of any of the foregoing;

(g) (i) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) in connection with the exercise of any Parent Warrants outstanding on the date hereof in accordance with the terms thereof or (B) the Transactions (including the Convertible Note Financing) or (ii) amend, modify or waive any of the terms or rights set forth in, any Parent Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(h) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or its Subsidiaries (other than the transactions contemplated by this Agreement);

(i) other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(j) make any change in financial accounting methods, principles, or practices, except insofar as may have been required by a change in GAAP or applicable Law, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(k) voluntarily fail to maintain, cancel, or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Parent and its Subsidiaries and their assets and properties;

(l) (i) make, rescind or change any material Tax election in a manner inconsistent with past practice; (ii) settle or compromise any material Tax claim; (iii) adopt, change or make a request to change any Tax accounting method or period; (iv) file any material amendment to a Tax Return; (v) enter into any closing agreement with any Governmental Authority with respect to a material amount of Taxes; (vi) surrender any right to claim a material refund of Taxes; (vii) settle or compromise any examination, audit or other Action with any Governmental Authority relating to any material Taxes; or (viii) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes;

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(m) create any material Liens (other than Permitted Liens) on any material property or assets of Parent, First Merger Sub or Second Merger Sub;

(n) engage in any material new line of business; or

(o) enter into any agreement to do any action prohibited under this Section 8.01.

Nothing contained in this Agreement shall give the Company, directly or indirectly, any right to control or direct the operations of Parent or its Subsidiaries at any time. Prior to the Closing, each of the Parent and the Company shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

8.02 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article X and provision of notice thereof to Continental), Parent shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement including causing the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, for the following: (a) the redemption of any shares of Parent Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Parent Expenses pursuant to Section 2.04; (c) the repayment of Parent Borrowings and other loans and reimbursement of expenses to directors, officers and stockholders of Parent; (d) the payment of cash in lieu of the issuance of any fractional shares pursuant to Section 3.08; and (e) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses “(a),” “(b),” “(c),” and “(d),” to be disbursed to Parent.

8.03 Inspection. Subject to confidentiality obligations and similar restrictions (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to Parent, First Merger Sub or Second Merger Sub by third parties that may be in Parent’s, First Merger Sub’s or Second Merger Sub’s possession from time to time, and except for any information which (a) relates to confidential information of prospective targets for a Business Combination or the negotiation of this Agreement and the Transactions or (b) which in the opinion of legal counsel of Parent would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Parent, First Merger Sub or Second Merger Sub is bound, Parent shall (i) afford to the Company and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of Parent, and (ii) furnish the Company and its Representatives with all financial and operating data and other information concerning the affairs of Parent that are in the possession of Parent as the Company or its Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

8.04 Parent Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at the Closing. From the date hereof through the Closing, Parent shall use reasonable best efforts to ensure Parent remains listed as a public company on, and for shares of Parent Common Stock and Parent Warrants remain listed on Nasdaq. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock and Parent Warrants to be de-listed from the NEO Exchange prior to Closing.

8.05 Parent Public Filings(a). From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC or applicable Canadian securities regulatory authorities and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws (the “Additional Parent Reports”). The Additional Parent Reports (a) will be prepared in accordance with the requirements of applicable Securities Laws, including the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations thereunder and (b) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the that will be included in the Additional Parent Reports, (or if restated or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing) complied or will comply, as the case may be, as to form in all material

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respects with the published rules and regulations of the SEC with respect thereto, will be prepared, as the case may be, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and will fairly present, as the case may be, (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments, the effect of which will not, individually or in the aggregate, be material, and the absence of complete footnotes to the extent permitted by Regulation S-X or Regulation S-K, as applicable) in all material respects the financial position and changes in stockholders’ equity of Parent as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

8.06 Section 16 Matters. Prior to the Closing, the Parent Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Parent following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

8.07 Director and Officer Appointments. Except as otherwise agreed in writing by the Company and Parent prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and Nasdaq listing requirements, Parent shall take all actions necessary or appropriate to cause: (a) the size of the Parent Board to be increased to five members, of which three shall be appointed by the Company Board (which shall include the Company’s Chief Executive Officer), one shall be appointed by Parent, and one shall be mutually appointed by the Company and Parent (together, the “Board Nominees”); (b) the directors and executive officers of Parent listed on Schedule 8.07(b) to have been removed from their respective positions or to have tendered their irrevocable resignations, in each case effective as of the Effective Time; (c) the Board Nominees be elected as members of the Parent Board, effective as of immediately after the Effective Time; and (d) the individuals set forth on Schedule 8.07(d) (as may be updated by the Company prior to Closing following written notice to Parent), to be the executive officers of Parent, effective as of immediately after the Effective Time. On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with the Board Nominees and persons set forth on Schedule 8.07(d), which indemnification agreements shall continue to be effective following the Closing.

8.08 Exclusivity. During the Interim Period, Parent shall not, and shall not permit any of its Affiliates or Representatives to, take, directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their respective Affiliates or Representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its shareholders and their respective Affiliates and Representatives. Parent shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

8.09 Bylaws. Prior to the consummation of the Transactions, Parent shall adopt the Parent A&R Bylaws.

8.10 Insider Letters. Pursuant to those certain letter agreements, dated as of November 4, 2019 (collectively, the “Insider Letters”), entered into by and between Parent and each of Mitchell Baruchowitz, Peter Lee, Richard Sellers, Jeffrey Monat, and Andres Nannetti (collectively, the “Insiders”) and the Sponsor, the Insiders and the Sponsor agreed to, among other things, vote all of the shares of the capital stock of Parent they hold to approve the Transaction Proposal at the Special Meeting (the “Approval Requirement”) and not to redeem such shares in connection with the Offer (the “Non-Redemption Requirement”). Parent hereby agrees to enforce the terms and conditions of the Insider Letters, including the Approval Requirement and the Non-Redemption Requirement, in connection with the consummation of the Transactions; provided, that, if required in connection with the Sponsor Agreement and Stock Escrow Amendment, Parent shall use commercially reasonable efforts to amend the Insider Letters as of the Closing to ensure that the transfer restrictions included in the Sponsor Agreement and Stock Escrow Amendment supersede the transfer restrictions included in the Insider Letters.

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8.11 Certain Parent Borrowings. Through the Closing, Parent shall be allowed to borrow funds from the Sponsor to meet its reasonable capital requirements necessary for the consummation of the Transactions (“Parent Borrowings”), on a non-interest bearing basis and repayable in cash at the Closing. Any such Parent Borrowings outstanding as of the Effective Time shall be Outstanding Parent Expenses.

8.12 Parent Extension. If Parent reasonably believes that the Closing will not occur on or prior to September 15, 2021, Parent shall take all actions necessary to obtain the approval of the Parent Stockholders to amend Parent’s Certificate of Incorporation to extend the deadline for Parent to consummate its initial Business Combination to a date mutually agreed by Parent and the Company (the “Extension”).

ARTICLE IX
JOINT COVENANTS

9.01 Indemnification and Insurance.

(a) From and after the Effective Time, Parent agrees that it shall indemnify and hold harmless each current or former director, manager or officer, as the case may be, of the Company, Parent and their respective Subsidiaries (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Parent or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each D&O Indemnified Party, as provided in the applicable organizational documents or in any indemnification agreement with the Company, Parent or their respective Subsidiaries set forth on Schedule 9.01(a) shall survive the Closing and shall continue in full force and effect. For a period of six years after the Closing Date, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, maintain in effect exculpation, indemnification and advancement of expenses provisions in the organizational documents of Parent, the Company and their respective Subsidiaries no less favorable to the D&O Indemnified Parties than the similar provisions included in the organizational documents of Parent, the Company and their respective Subsidiaries, to the extent applicable, as in effect immediately prior to the Closing Date or in any indemnification agreements of Parent, the Company and their respective Subsidiaries with any D&O Indemnified Party as in effect as of immediately prior to the Closing Date, and Parent shall not, and shall cause the Surviving Entity and its Subsidiaries not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, in each case, except as required by Law; provided, however, that all rights to indemnification or advancement of expenses in respect of any Actions pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Closing Date, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, honor, in accordance with their respective terms, each of the covenants contained in this Section 9.01 without limit as to time.

(b) Prior to the Closing, the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of the Company or one or more of its Subsidiaries currently covered by a directors’ and officers’ liability insurance policy of the Company or one or more of its Subsidiaries on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Parent shall, and shall cause the Surviving Entity to, maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Entity and its Subsidiaries, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 9.01(b).

(c) Prior to the Closing, Parent shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Parent D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of Parent, First Merger Sub or Second Merger Sub currently covered by a directors’ and officers’ liability insurance policy of Parent, First Merger Sub or Second Merger Sub on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Parent shall, and shall cause the Surviving Entity to, maintain

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the Parent D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Entity and its Subsidiaries, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 9.01(c).

(d) Upon the Closing, the Company shall purchase a directors’ and officers’ insurance policy in an amount no less than the Company’s current directors’ and officers’ insurance policy which policy provides liability insurance coverage with respect to claims arising from acts, events or omissions that occur after the Closing (the “D&O Closing Policy”). The cost of the D&O Closing Policy shall be borne by the Surviving Entity. For the avoidance of doubt, the cost of the D&O Closing Policy shall not be an Outstanding Parent Expense. The D&O Closing Policy shall be from an insurance carrier with the same or better credit rating as the current insurance carrier(s) of Parent and the Company with respect to directors’ and officers’ liability insurance.

(e) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the organizational documents of Parent, the Company or their respective Subsidiaries, as applicable, any other indemnification agreement or arrangement, any Law or otherwise. The obligations of Parent, the Surviving Entity, the Company and their respective Subsidiaries under this Section 9.01 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 9.01 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third party beneficiary of this Section 9.01.

(f) If Parent or, after the Closing, the Surviving Entity or its Subsidiaries, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Entity or its Subsidiaries, as applicable, assume the obligations set forth in this Section 9.01.

9.02 Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, or the obligations of the Company and Parent with respect to the notifications, filings, reaffirmations and applications described in Section 9.06, which obligations shall control to the extent of any conflict with the provisions of this Section 9.02, each of Parent and the Company shall, and shall cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Parent, the Company or their respective Affiliates are required to obtain in order to consummate the Transactions, including any material, required consents and approvals of parties to Contracts with the Company or any of its Subsidiaries; (c) terminate or cause to be terminated those agreements listed on Schedule 7.03; and (d) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

9.03 Preparation of Registration Statement; Special Meeting.

(a) As promptly as practicable following the execution and delivery of this Agreement, Parent shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of the Parent Common Stock to be issued under this Agreement, which Registration Statement will constitute a prospectus under the Securities Act and will also contain the Proxy Statement and Consent Solicitation Statement. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to respond as promptly as practicable to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. Each party shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Consent Solicitation Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Parent will cause the Proxy Statement to be mailed to stockholders of Parent.

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(b) Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Parent, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement. Parent and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Parent Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Parent Organizational Documents. Each of Parent and the Company shall provide the other party with copies of any written comments, and shall inform such other parties of any oral comments, that Parent or the Company, as applicable, receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other party a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Parent agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to the: (i) approval of this Agreement and the transactions contemplated hereby, including the Mergers (the “Transaction Proposal”); (ii) approval of the Parent A&R Charter (the “Amendment Proposal”) and each change to the Parent A&R Charter that is required to be separately approved; (iii) approval of the issuance of shares of Parent Common Stock as Per Share Company Common Stock Consideration and Per Share Company Preferred Stock Consideration and the issuance of shares of Parent Common Stock in connection with the Convertible Note Financing under applicable Nasdaq rules (the “Issuance Proposal”); (iv) approval and adoption of the Parent Incentive Plan (the “Parent Incentive Plan Proposal”), the Parent Earn Out Plan (the “Parent Earn Out Plan Proposal”) and the Parent ESPP (the “Parent ESPP Proposal”); (v) election of the Board Nominees in accordance with Section 8.07 (the “Election Proposal”); (vi) adjournment of the Special Meeting to a later date or dates if it is determined by Parent and the Company that additional time is necessary to consummate the Mergers for any reason (the “Adjournment Proposal”), and (vii) approval of any other proposals reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the transactions contemplated hereby (the “Additional Proposal” and, collectively with the Transaction Proposal, the Amendment Proposal, the Issuance Proposal, the Election Proposal, the Parent Incentive Plan Proposal, the Parent Earn Out Plan Proposal, the Parent ESPP Proposal, and the Adjournment Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by Parent’s stockholders at the Special Meeting.

(d) Parent shall use reasonable best efforts to, as promptly as practicable: (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL; (ii) cause the Proxy Statement to be disseminated to Parent’s stockholders in compliance with applicable Law, including the DGCL; and (iii) solicit proxies from the holders of Parent Common Stock to vote in accordance with the recommendation of the Parent Board with respect to each of the Proposals. Parent shall, through the Parent Board, recommend to its stockholders that they approve the Proposals (the “Parent Board Recommendation”) and shall include the Parent Board Recommendation in the Proxy Statement, unless the Parent Board shall have changed the recommendation in accordance with Section 9.03(e).

(e) The Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation (a “Parent Change in Recommendation”). Notwithstanding anything in this Section 9.03 to the contrary, if, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board determines in good faith, after consultation with its outside legal counsel, that in response to a Parent Intervening Event, the failure to make a Parent Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Parent Board may, prior to obtaining the Parent Stockholder Approval, make a Parent Change in Recommendation; provided, however, that Parent shall not be entitled to make, or agree or resolve to make, a Parent Change in Recommendation unless (i) Parent delivers to the Company a written notice (a “Parent Intervening Event Notice”) advising the Company that the Parent Board proposes to take such action and containing the material facts underlying the Parent Board’s determination that a Parent Intervening Event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the

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fourth Business Day immediately following the day on which Parent delivered the Parent Intervening Event Notice (such period from the time the Parent Intervening Event Notice is provided until 5:00 p.m. New York City time on the fourth Business Day immediately following the day on which Parent delivered the Parent Intervening Event Notice (it being understood that any material development with respect to a Parent Intervening Event shall require a new notice but with an additional three Business Day (instead of four Business Day) period from the date of such notice, the “Parent Intervening Event Notice Period”)), the Parent Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to make a Parent Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by the Company, Parent will, and will use its reasonable best efforts to cause its Representatives to, during the Parent Intervening Event Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Parent Change in Recommendation.

(f) Notwithstanding the foregoing provisions of this Section 9.03, if on a date for which the Special Meeting is scheduled, (i) Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present or (ii) any supplement or amendment to the Registration Statement or Proxy Statement is required by applicable Laws to be disseminated pursuant to Section 9.03(b), Parent shall have the right to (and at the Company’s request will) make one or more successive postponements or adjournments of the Special Meeting (it being understood that, in the event of any postponement or adjournment pursuant to the foregoing, the Special Meeting shall not be held later than five Business Days prior to the outside date); provided, that Parent shall not, without the prior written consent of the Company, postpone or adjourn the Special Meeting more than two times and, in no event without the prior written consent of the Company, shall any postponement or adjournment be made that would require that a new record date for the Special Meeting be established.

9.04 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement and the Transactions, the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company.

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a mutually agreed joint press release announcing the execution of this Agreement.

(c) Parent shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company. Prior to the Closing, Parent and the Company shall prepare and mutually agree upon a joint press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with the Closing, or as soon as practicable thereafter, Parent shall issue the mutually agreed Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.

9.05 Confidentiality; Communications Plan.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following the Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Parent and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of Parent, First Merger Sub, Second Merger Sub, or the Company will make any public announcement or issue any public communication regarding this Agreement, any other agreements contemplated hereby or any of the transactions contemplated hereby or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or the prior written consent of Parent, in the case of a public

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announcement by the Company (such consent, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law, the disclosing party shall, to the extent permitted by applicable Law, first allow such other parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing party shall consider such comments in good faith; (ii) internal announcements to employees of the Company and its Subsidiaries, to the extent provided for in the Communications Plan; (iii) subject to any other requirements or obligations of the parties set forth in this Agreement, announcements and communications to Governmental Authorities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement, in which case the disclosing party shall, to the extent permitted by applicable Law, first allow such other parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing party shall consider such comments in good faith; and (iv) communications by the Company and its Subsidiaries to customers and suppliers of the Company and its Subsidiaries for purposes of seeking any consents and approvals required in connection with the Transactions.

9.06 Regulatory Approvals. As promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notification required of it under the HSR Act within 20 Business Days after the date hereof in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice or any other Governmental Authority in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Authorities. Parent and the Company will each promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or obtain the applicable approvals as soon as practicable. Parent and the Company will each promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Authority regarding any of the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Authority and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Action with respect to any of the Transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or any of the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend; (v) keep each other reasonably informed as to the status of any such Action; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Authority, on the other hand, in each case, with respect to this Agreement and the Transactions. Each of Parent and the Company may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 9.06 as “outside-counsel only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers or directors of the receiving party without the advance written consent of the party supplying such materials or information. Any filing fees required by Governmental Authorities shall be deemed Outstanding Parent Expenses; provided, however, that any filing fees incurred connection with filings under the HSR Act shall be paid fifty percent (50%) by Parent and fifty percent (50%) by the Company. Parent, First Merger Sub and Second Merger Sub (and their respective Affiliates, if applicable) shall not, either alone or acting in concert with others, take any action that could reasonably be expected to materially increase the risk of not achieving or of materially delaying the approval of any Governmental Authority, or the expiration or termination of any waiting period under the HSR Act or other Antitrust Laws, including by acquiring or offering to acquire any other person, or the assets of, or equity in, any other Person. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Transactions pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions, each of Parent, First Merger Sub and Second Merger Sub shall: (A) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise (1) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Company and (2) any other restrictions on the activities of the Company; provided, however, that Parent, First Merger Sub and Second Merger Sub (and their respective Affiliates, if applicable) shall not be required to

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take (and the Company shall not take, without the prior written consent of Parent) any action under this Section 9.06 if such action would, individually or in the aggregate, result in a material adverse effect on the Company (and for the avoidance of doubt, none of the foregoing actions contemplated by this Section 9.06 (A) shall be taken by Parent or its Affiliates without the prior written consent of the Company); and (B) use reasonable best efforts to contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

9.07 Parent Incentive Plans.

(a) Prior to the Closing, the Parent Board shall approve and adopt an equity incentive plan (the “Parent Incentive Plan”), an employee stock purchase plan (the “Parent ESPP”), and an equity earn out plan in accordance with the general terms and conditions set forth on Schedule 9.07 (the “Parent Earn Out Plan”) and each of which will permit the issuance of shares of Parent Common Stock, the proposed form and terms of each of which shall be prepared and delivered by the Company and shall be reasonably acceptable to Parent. At the Special Meeting, Parent shall solicit approval from Parent’s stockholders of the Parent Incentive Plan, the Parent Earn Out Plan and the Parent ESPP. Subject to approval of the Parent Incentive Plan, the Parent Earn Out Plan and the Parent ESPP by Parent’s stockholders, as promptly as practicable following the Effective Time, and when legally permitted to do so, Parent shall file a Form S-8 Registration Statement with the SEC with respect to the shares of Parent Common Stock issuable under the Parent Incentive Plan, the Parent Earn Out Plan and the Parent ESPP and shall use commercially reasonable efforts to maintain the effectiveness of such Form S-8 Registration Statement for so long as awards granted pursuant to the Parent Incentive Plan, the Parent Earn Out Plan and/or Parent ESPP remain outstanding.

(b) The number of shares of Parent Common Stock reserved for issuance under the Parent Incentive Plan shall equal 10.0% of the fully diluted shares of Parent Common Stock as of the Closing. The number of shares of Parent Common Stock reserved for issuance under the Parent ESPP shall equal 2.5% of the fully diluted shares of Parent Common Stock as of the Closing. On the first day of each fiscal year of the Company during the terms of the Parent Incentive Plan and the Parent ESPP, respectively, the aggregate number of shares of Parent Common Stock that may be issued under each such plan shall automatically increase in order to maintain the percentages contemplated by this Section 9.07(b). The number of shares of Parent Common Stock reserved for issuance under the Parent Earn Out Plan shall equal the Plan Allocable Amount.

9.08 FIRPTA. On or prior to the Closing Date, the Company shall deliver to Parent a valid certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company in the form set forth as Exhibit G.

9.09 A&R Registration Rights Agreement. At the Closing, (a) Parent shall deliver to the Company a copy of the A&R Registration Rights Agreement duly executed by Parent and shall use reasonable best efforts to cause the Sponsor to deliver to the Company a copy of the A&R Registration Rights Agreement duly executed by the Sponsor, and (b) the Company shall deliver to Parent a copy of the A&R Registration Rights Agreement duly executed by the Company, and shall use reasonable best efforts to cause each applicable Company Shareholder to deliver to Parent a copy of the A&R Registration Rights Agreement duly executed by such Company Shareholder.

9.10 Additional Financing Cooperation. Prior to the Closing, with the prior written consent of the Company, Parent may sell shares of Parent Common Stock on such terms as may be mutually agreed upon by Parent and the Company (the “Additional Financing”). The Additional Financing may be made contingent upon Closing. Subject to the foregoing, Parent and the Company shall, and each shall cause its respective officers, directors, employees, agents, and advisors to, use commercially reasonable efforts to take actions to obtain the Additional Financing, including: (a) furnishing, or causing to be furnished, to any Additional Financing sources such information regarding the Company and Parent as may be reasonably requested; provided that such Additional Financing sources are subject to confidentiality obligations to the Company on terms agreed to by the Company, (b) causing the Company’s management team, with appropriate seniority and expertise, to participate in meetings, presentations, due diligence sessions, drafting sessions and meetings with prospective Additional Financing sources, (c) preparing offering documents and other marketing materials of a type customarily used for the type of financing proposed and cooperate with marketing efforts for the Additional Financing as reasonably requested and (d) executing and delivering definitive documents related to the Additional Financing; provided, in each case in clauses (a) through (d) above, that nothing in this Section 9.10 shall require any efforts to the extent that such efforts would reasonably be expected to conflict with or violate any Legal Requirement, or result in the material contravention of, or result in a material violation or breach of, or material default under, any Company Contract or Parent Contract.

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ARTICLE X
CONDITIONS TO OBLIGATIONS

10.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) Antitrust Law Approval. The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b) No Prohibition. There shall not have been enacted or promulgated any Governmental Order, statute, rule, or regulation enjoining or prohibiting the consummation of the Transactions.

(c) Net Tangible Assets. Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after completion of the Offer and immediately prior to or upon the Closing.

(d) Required Parent Stockholder Approval. The Required Parent Stockholder Approval shall have been obtained.

(e) Company Shareholder Approval. The Company Requisite Approval shall have been obtained.

(f) Listing. The shares of Parent Common Stock to be issued in connection with the Closing shall have been approved for listing on Nasdaq, subject only to (i) the requirement to have a sufficient number of round lot holders and (ii) official notice of listing.

(g) NEO Exchange De-listing. The shares of Parent Common Stock and Parent Warrants shall have been de-listed from the NEO Exchange.

(h) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

10.02 Additional Conditions to Obligations of Parent. The obligation of Parent to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties.

(i) Each of the Company Representations contained in (A) Section 5.01(a) (Due Incorporation), (B) Section 5.03 (Due Authorization), (C) Section 5.06 (Capitalization), (D) Section 5.20 (Brokers’ Fees) and (E) Section 5.25 (Affiliate Arrangements) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The Company Representations contained in Section 5.09(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though then made.

(iii) Each of the Company Representations (other than the Company Representations described in Sections 10.02(a)(i) and (ii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

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(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge of such officer, the conditions specified in Section 10.02(a) and Section 10.02(b) have been fulfilled (the “Company Officer’s Certificate”).

10.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the Parent and Merger Sub Representations contained in (A) Section 6.01(a) (Corporate Organization), Section 6.02 (Due Authorization), Section 6.08 (Trust Account), Section 6.10 (Brokers’ Fees) and Section 6.14 (Capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality”, “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) Each of the Parent and Merger Sub Representations (other than the Parent and Merger Sub Representations described in Section 10.03(a)(i)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of Parent to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate signed by an officer of Parent, dated as of the Closing Date, certifying that, to the knowledge of such officer, the conditions specified in Section 10.03(a) and Section 10.03(b) have been fulfilled (the “Parent Officer’s Certificate”).

(d) Parent A&R Charter. Parent’s Certificate of Incorporation shall be amended and restated in the form of the Parent A&R Charter.

(e) Minimum Cash. The Closing Parent Cash shall equal or exceed $85,000,000 (the “Minimum Cash Condition”).

ARTICLE XI
TERMINATION/EFFECTIVENESS

11.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Parent;

(b) prior to the Closing, by written notice to the Company from Parent if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Parent provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; (ii) the Closing has not occurred on or before February 5, 2022 (the “Termination Date”); or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, however, that the right to terminate this Agreement under Section 11.01(b)(ii) shall not be available if Parent’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

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(c) prior to the Closing, by written notice to Parent from the Company if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Parent of notice from the Company of such breach, but only as long as Parent continues to exercise its commercially reasonable efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; (ii) the Closing has not occurred on or before the Termination Date; or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, however, that the right to terminate this Agreement under Section 11.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

(d) by written notice from either the Company or Parent to the other party, if the Required Parent Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(e) by written notice from the Company to Parent prior to obtaining the Required Parent Stockholder Approval if the Parent Board shall (i) have made a Parent Change in Recommendation or (ii) have failed to include the Parent Board Recommendation in the Proxy Statement distributed to Parent’s stockholders;

(f) by written notice from Parent to the Company prior to obtaining the Company Requisite Approval if the Company Board shall have effected a Company Change in Recommendation;

(g) by written notice from the Company to Parent prior to obtaining the Company Requisite Approval if the Company Board shall have determined to enter into a definitive agreement with respect to a Superior Proposal; or

(h) by Parent, if the Shareholder Written Consent containing the Company Requisite Approval shall not have been duly executed and delivered to the Company and to Parent within three Business Days of the Consent Solicitation Statement being disseminated by the Company to the Company Shareholders; provided, however, that the termination rights under this Section 11.01(h) shall expire and Parent shall not be entitled to terminate this Agreement pursuant to this Section 11.01(h) if the Company Requisite Approval has been obtained and delivered to Parent.

11.02 Effect of Termination.

(a) Except as otherwise set forth in this Section 11.01(g), in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination (subject to Section 7.05). The provisions of Section 7.05, Section 9.01, Section 9.05, this Section 11.01(g) and Article XII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

(b) In the event that this Agreement is validly terminated by Parent pursuant to Section 11.01(f) or by the Company pursuant to 11.01(g), the Company shall pay $7,700,000 to Parent (or one or more of its designees), as promptly as reasonably practicable and, in any event, within two Business Days following such termination, payable by wire transfer of immediately available funds as liquidated damages and not as a penalty.

(c) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is paid pursuant to Section 11.02(b), such payment shall be the sole and exclusive monetary remedy of Parent, First Merger Sub, Second Merger Sub or any of their Affiliates against the Company or any of its Affiliates for any loss or damage suffered in connection with the Transactions or as a result of the failure of the Mergers and the other Transactions to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise, which amount would otherwise be impossible to calculate with precision, and upon payment of such amounts, the Company and its Affiliates shall have no further liability or obligation relating to or arising out of this Agreement or in respect of representations

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made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise. Each of the Company, Parent, First Merger Sub, and Second Merger Sub acknowledges that the terms contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement and that, without these terms, the parties would not enter into this Agreement.

ARTICLE XII
MISCELLANEOUS

12.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 12.10 and by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Agreement.

12.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given: (a) when delivered in person; (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid; (c) when delivered by FedEx or other nationally recognized overnight delivery service; or (d) when e-mailed during normal business hours (and if emailed outside of normal business hours as of the immediately following Business Day), addressed as follows:

(i) If to Parent, First Merger Sub or Second Merger Sub, to:

Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, NY 10022
Attn:	Peter Lee
E-mail:	plee@meridacap.com
with a copy (which shall not constitute notice) to:
Graubard Miller
The Chrysler Building
405 Lexington Ave, 11th Floor
New York, NY 10174
Attention:	David Alan Miller, Esq.; Jeffrey M. Gallant, Esq.
Email:	dmiller@graubard.com; jgallant@graubard.com

(ii) If to the Company to:

Leafly Holdings, Inc.
600 1st Ave, Ste LL20
Seattle, WA 98104
Attn:	Yoko Miyashita
E-mail:	yoko.miyashita@leafly.com
with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Attn:	Kyle C. Krpata
James R. Griffin
E-mail:	kyle.krpata@weil.com
james.griffin@weil.com

or to such other address or addresses as the parties may from time to time designate in writing.
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12.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

12.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (a) in the event the Closing occurs, the present and former officers and directors of the Company and Parent (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 9.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 12.14 and 12.16.

12.05 Expenses. Except as otherwise provided herein (including Section 2.04), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby (whether or not such transactions are consummated), including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Closing occurs, Parent shall pay or cause to be paid, in accordance with Section 2.04, (a) the Outstanding Company Expenses to the extent not paid by the Company prior to the Closing and (b) the Outstanding Parent Expenses to the extent not paid by Parent prior to the Closing. For the avoidance of doubt, any payments to be made (or to be caused to be made) by Parent pursuant to this Section 12.05 shall be paid upon consummation of the Mergers and release of proceeds from the Trust Account in accordance with Section 8.02.

12.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or any of the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

12.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.08 Schedules and Exhibits. The Company Schedules, the Parent Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Company Schedules, Parent Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Certain information set forth in the Company Schedules and the Parent Schedules is included solely for informational purposes and the convenience of Parent, First Merger Sub and Second Merger Sub or the Company, as applicable. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Schedules or the Parent Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Schedules or the Parent Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in Company Schedules or the Parent Schedules is or is not material for purposes of this Agreement. The inclusion of any item in the Company Schedules or the Parent Schedules shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Law, (b) an admission of any liability or obligation to any third party or (c) to establish a standard of materiality. In addition, under no circumstances shall the disclosure of any matter in the Company Schedules or the Parent Schedules, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Material Adverse Effect, as applicable.

12.09 Entire Agreement. This Agreement (together with the Company Schedules, the Parent Schedules and the Exhibits to this Agreement), the Confidentiality Agreement and the other Transaction Agreements collectively constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations,

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warranties, covenants, understandings, or agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement, the Confidentiality Agreement, and the other Transaction Agreements.

12.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 11.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 12.10.

12.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

12.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of such Action is vested exclusively in the U.S. federal courts, any federal or state court located in Delaware County, Delaware, or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.13 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such injunction.

12.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer,

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employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent, First Merger Sub or Second Merger Sub under this Agreement of or for any claim based on, arising out of or related to this Agreement or the transactions contemplated hereby.

12.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations or other agreements, including all such rights, shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XII.

12.16 Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (c) the Parent and Merger Sub Representations constitute the sole and exclusive representations and warranties of Parent, First Merger Sub and Second Merger Sub; (d) except for the Company Representations made by the Company and the Parent and Merger Sub Representations made by Parent, First Merger Sub and Second Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement, and all other representations and warranties of any kind or nature express or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the transactions contemplated hereby, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or any of its Subsidiaries); and (e) none of the parties hereto or any of their respective Affiliates are relying on any representations or warranties in connection with the transactions contemplated hereby, except that the parties may rely on the Company Representations made by the Company, the Parent and Merger Sub Representations made by Parent, First Merger Sub and Second Merger Sub and the other representations expressly made by a Person in the A&R Registration Rights Agreement.

12.17 Privileged Communications.

(a) Each of Parent and the Company, for itself and its directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), hereby irrevocably acknowledges and agrees that all communications, written or oral, between the Company and its Subsidiaries or any of the holders of Company Common Stock, Company Preferred Stock or other Company equity interests or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Company Group”), on the one hand, and their counsel, including Weil, Gotshal & Manges LLP, on the other hand, that are made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreement or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to Parent, the Surviving Corporation or the Surviving Entity and their respective Subsidiaries notwithstanding the Mergers, and instead survive, remain with and are controlled by the Company Group (the “Company Privileged Communications”), without any waiver thereof. Parent and the Company, together with their respective Affiliates, Subsidiaries, successors and assigns, agree that no Person may use or rely on any of the Company Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees

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of the Company), in any Action against or involving any of the parties after the Closing or in any way adverse to the Company, and Parent and the Company agree not to assert that any privilege has been waived as to the Company Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

(b) Each of the Waiving Parties hereby irrevocably acknowledges and agrees that all communications, written or oral, between the Parent, First Merger Sub, Second Merger Sub or any of the holders of Parent Common Stock or other Parent equity interests prior to the Closing or any of their respective directors, members, partners, officers, employees or Affiliates prior to the Closing (other than Parent) (collectively, the “Parent Group”), on the one hand, and their counsel, including Graubard Miller, on the other hand, that are made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreement or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company and its Subsidiaries notwithstanding the Merger, and instead survive, remain with and are controlled by the Parent Group (the “Parent Privileged Communications”), without any waiver thereof. Parent and the Company, together with their respective Affiliates, Subsidiaries, successors and assigns, agree that no Person may use or rely on any of the Parent Privileged Communications, whether located in the records or email server of Parent or otherwise (including in the knowledge of the officers and employees of Parent), in any Action against or involving any of the parties after the Closing or in any way adverse to Parent and the Parent Group, and Parent and the Company agree not to assert that any privilege has been waived as to the Parent Privileged Communications, whether located in the records or email server of Parent or otherwise (including in the knowledge of the officers and employees of Parent).

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, Parent, First Merger Sub, Second Merger Sub, and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

MERIDA MERGER CORP. I
By:	/s/ Peter Lee
	Name:	Peter Lee
	Title:	President and Chief Financial Officer

MERIDA MERGER SUB, INC.
By:	/s/ Peter Lee
	Name:	Peter Lee
	Title:	Chief Executive Officer

MERIDA MERGER SUB II, LLC,
BY: MERIDA MERGER CORP. I, its sole member
By:	/s/ Peter Lee
Peter Lee
President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

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IN WITNESS WHEREOF, Parent, First Merger Sub, Second Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

LEAFLY HOLDINGS, Inc.
By:	/s/ Yoko Miyashita
	Name:	Yoko Miyashita
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment No. 1”) is made and entered into as of September 8, 2021, by and among Merida Merger Corp. I, a Delaware corporation (“Parent”), Merida Merger Sub, Inc., a Washington corporation (“First Merger Sub”), Merida Merger Sub II, LLC, a Washington limited liability company (“Second Merger Sub”), and Leafly Holdings, Inc., a Washington corporation (the “Company” and together with Parent, First Merger Sub and Second Merger Sub, the “Parties”), and amends that certain Agreement and Plan of Merger, dated as of August 9, 2021 (the “Merger Agreement”), by and among the Parties. Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, the Parties entered into the Merger Agreement on August 9, 2021;

WHEREAS, the Parties have determined to amend certain provisions of the Merger Agreement in furtherance of the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, the amendment contemplated herein reflects the agreement of the Parties at the time of execution of the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in herein and in the Merger Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.
THE AMENDMENT.

1.01 Amendment to Section 6.02(b). Section 6.02(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“The affirmative vote of holders of (i) a majority of the outstanding shares of Parent Common Stock present and entitled to vote at the Special Meeting shall be required to approve the Transaction Proposal; (ii) a majority shares of Parent Common Stock represented and entitled to vote at the Special Meeting shall be required to approve the Issuance Proposal; (iii) a majority of the outstanding shares of Parent Common Stock, in accordance with the applicable provisions of Section 242 of the DGCL, shall be required to approve the Amendment Proposal; (iv) a majority of the outstanding shares of Parent Common Stock represented and entitled to vote at the Special Meeting shall be required to approve the Parent Earn Out Plan Proposal (the approval by Parent Stockholders of the foregoing clauses “(i)” through “(iv),” collectively, the “Required Parent Stockholder Approval”); and (v) a majority of the outstanding shares of Parent Common Stock represented and entitled to vote at the Special Meeting shall be required to approve the Parent Incentive Plan Proposal, the Parent ESPP Proposal and the Adjournment Proposal (together with the Required Parent Stockholder Approval, the “Parent Stockholder Approval”), in each case, assuming a quorum is present to approve the Proposals, with the Parent Stockholder Approval representing the only votes of any of Parent’s capital stock necessary in connection with the entry into this Agreement by Parent, and the consummation of the transactions contemplated hereby, including the Closing.”

ARTICLE II.
MISCELLANEOUS PROVISIONS.

2.01 Effect of Amendment. This Amendment No. 1 shall be effective as of the date first written above. For the avoidance of any doubt, all references: (a) in the Merger Agreement to “this Agreement” and (b) to the Merger Agreement in any other agreements, exhibits, schedules and disclosure schedules referred to in the Merger Agreement, will, in each case, be deemed to be references to the Merger Agreement as amended by this Amendment No. 1. Except as amended hereby, the Merger Agreement will continue in full force and effect and shall be otherwise unaffected hereby.

Annex A-74

2.02 Governing Law. This Amendment No. 1 and all claims or causes of action based upon, arising out of, or related to this Amendment No. 1 or any of the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

2.03 Captions; Counterparts. The captions in this Amendment No. 1 are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Amendment No. 1. This Amendment No. 1 may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.04 Entire Agreement. This Amendment No. 1, the Merger Agreement (together with the Company Schedules, the Parent Schedules and the Exhibits to the Merger Agreement), the Confidentiality Agreement and the other Transaction Agreements collectively constitute the entire agreement among the Parties relating to the transactions contemplated by the Merger Agreement and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, or agreements, oral or otherwise, relating to the transactions contemplated by the Merger Agreement exist between the Parties except as expressly set forth or referenced in this Amendment No. 1, the Merger Agreement, the Confidentiality Agreement and the other Transaction Agreements.

2.05 Amendments. This Amendment No. 1 may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement.

2.07 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Amendment No. 1, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of such Action is vested exclusively in the U.S. federal courts, any federal or state court located in Delaware County, Delaware, or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Amendment No. 1 or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 2.7. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AMENDMENT NO. 1 OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Annex A-75

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be executed as of the date first written above.

MERIDA MERGER CORP. I
By:	/s/ Peter Lee
	Name:	Peter Lee
	Title:	President

MERIDA MERGER SUB, INC.
By:	/s/ Peter Lee
	Name:	Peter Lee
	Title:	President

MERIDA MERGER SUB II, LLC,
By: Merida Merger Corp. I, its sole member
By:	/s/ Peter Lee
	Name:	Peter Lee
	Title:	President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER]

Annex A-76

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be executed as of the date first written above.

LEAFLY HOLDINGS, INC.
By:	/s/ Yoko Miyashita
	Name:	Yoko Miyashita
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER]

Annex A-77

ANNEX B

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MERIDA MERGER CORP. I

[____________], 2021

Merida Merger Corp. I, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.      The name of the Corporation is “Merida Merger Corp. I”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 20, 2019 (the “Original Certificate”).

2.      The Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on November 4, 2019.

3.      This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”) was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

4.      This Second Amended and Restated Certificate restates, integrates and amends the provisions of the First Amended and Restated Certificate of Incorporation. Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

5.      The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

Article I

NAME

The name of the corporation is Leafly Holdings, Inc. (the “Corporation”).

Article II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

Article III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the Corporation’s registered agent at such address is Vcorp Services, LLC.

Annex B-1

Article IV

CAPITALIZATION

Section 4.1.    Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 205,000,000 shares, consisting of (a) 200,000,000 shares of common stock (the “Common Stock”) and (b) 5,000,000 shares of preferred stock (the “Preferred Stock”).

Section 4.2.    Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issuance of shares of the Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3.    Common Stock.

(a)     Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation. The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

(b)    Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(c)     Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

(d)    Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Section 4.4.    Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

Section 4.5.    No Class Vote on Changes in Authorized Number of Shares of Stock. Subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of the stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Annex B-2

Article V

BOARD OF DIRECTORS

Section 5.1.    Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Second Amended and Restated Certificate or the Amended and Restated Bylaws of the Corporation (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Second Amended and Restated Certificate.

Section 5.2.    Number, Election and Term.

(a)     The number of directors of the Corporation shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b)    Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible, and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Directors shall be elected by a plurality of the votes cast at an annual meeting of stockholders by holders of the Common Stock.

(c)     Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d)    Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Section 5.3.    Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4.    Removal. Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5.     Preferred Stock — Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

Annex B-3

Article VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Article VII

MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1.    Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied.

Section 7.2.    Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3.    Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

Article VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1.    Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2.    Indemnification and Advancement of Expenses.

(a)     To the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (each, a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other

Annex B-4

capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)    The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)     Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)    This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

Article IX

CORPORATE OPPORTUNITY

The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine to a corporate opportunity would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate or in the future. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article IX shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate, the Bylaws or applicable law.

Annex B-5

Article X

AMENDMENT OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Second Amended and Restated Certificate and the DGCL, and, except as set forth in Article VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article X. Notwithstanding anything to the contrary contained in this Second Amended and Restated Certificate, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Article V, Section 7.1, Section 7.3, Article VIII, Article IX and this Article X may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless, in addition to any other vote required by this Second Amended and Restated Certificate or otherwise required by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least two thirds of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Annex B-6

IN WITNESS WHEREOF, Merida Merger Corp. I has caused this Second Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

MERIDA MERGER CORP. I
By:
	Name:	Peter Lee
	Title:	President and Chief Financial Officer

[Signature Page to Amended and Restated Certificate of Incorporation]

Annex B-7

ANNEX C

THE LEAFLY HOLDINGS, INC. 2021 EQUITY INCENTIVE PLAN

1.           Purpose.    The purpose of the Leafly Holdings, Inc. 2021 Equity Incentive Plan is to further align the interests of eligible participants with those of the Company’s stockholders by providing incentive compensation opportunities tied to the performance of the Company and its Common Stock. The Plan is intended to advance the interests of the Company and increase stockholder value by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent.

2.           Definitions.    Capitalized terms used and not otherwise defined herein shall have the meanings set forth below:

“Affiliate” means, with respect to a Person, any other Person directly or indirectly controlling, controlled by, or under common control with such first Person.

“Award” means a Stock Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, or Stock-Based Award granted under the Plan.

“Award Agreement” means a notice or an agreement entered into between the Company and a Participant or provided by the Company to a Participant setting forth the terms and conditions of an Award granted to a Participant as provided in Section 14.2 hereof.

“Board” means the Board of Directors of the Company.

“Cause” has the meaning set forth in Section 12.2 hereof.

“Change in Control” has the meaning set forth in Section 11.4 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means (i) the Compensation Committee of the Board, (ii) such other committee of no fewer than two members of the Board who are appointed by the Board to administer the Plan or (iii) the Board, as determined by the Board.

“Common Stock” means the Company Common Stock, par value $0.0001 per share (and any shares or other securities into which such Common Stock may be converted or into which it may be exchanged).

“Company” means Leafly Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, or any successor thereto.

“Date of Grant” means the date on which an Award under the Plan is granted by the Committee or such later date as the Committee may specify to be the effective date of an Award.

“Disability” means, unless otherwise defined in an Award Agreement, a disability described in Treasury Regulations Section 1.409A-3(i)(4)(i)(A). A Disability shall be deemed to occur at the time of the determination by the Committee of the Disability.

“Effective Date” has the meaning set forth in Section 15.1 hereof.

“Eligible Person” means any Person who is an officer, employee, Non-Employee Director, or any natural person who is a consultant or other personal service provider of the Company or any of its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Fair Market Value” means, as applied to a specific date, the price of a share of Common Stock that is based on the opening, closing, actual, high, low or average selling prices of a share of Common Stock reported on any established stock exchange or national market system including without limitation the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”), the New York Stock Exchange and the National Market System on the applicable date, the preceding trading day, the next succeeding trading day, or an average of

Annex C-1

trading days, as determined by the Committee in its discretion. Unless the Committee determines otherwise or unless otherwise specified in an Award Agreement, Fair Market Value shall be deemed to be equal to the closing price of a share of Common Stock on the date as of which Fair Market Value is to be determined, or if shares of Common Stock are not publicly traded on such date, as of the most recent date on which shares of Common Stock were publicly traded. Notwithstanding the foregoing, if the Common Stock is not traded on any established stock exchange or national market system, the Fair Market Value means the price of a share of Common Stock as established by the Committee.

“Incentive Stock Option” means a Stock Option granted under Section 6 hereof that is intended to meet the requirements of Section 422 of the Code and the regulations thereunder.

“Non-Employee Director” means a member of the Board who is not an employee of the Company or any of its Subsidiaries.

“Nonqualified Stock Option” means a Stock Option granted under Section 6 hereof that is not an Incentive Stock Option.

“Participant” means any Eligible Person who holds an outstanding Award under the Plan.

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company or other legal entity. All references to Person shall include an individual Person or a group (as defined in Rule 13d-5 under the Exchange Act) of Persons.

“Plan” means the Leafly Holdings, Inc. Equity Incentive Plan as set forth herein, effective as of the Effective Date and as may be amended from time to time, as provided herein, and includes any sub-plan or appendix that may be created and approved by the Board to allow Eligible Persons of Subsidiaries to participate in the Plan.

“Restricted Stock Award” means a grant of shares of Common Stock to an Eligible Person under Section 8 hereof that are issued subject to such vesting and transfer restrictions as the Committee shall determine, and such other conditions, as are set forth in the Plan and the applicable Award Agreement.

“Restricted Stock Unit” means a contractual right granted to an Eligible Person under Section 9 hereof representing notional unit interests equal in value to a share of Common Stock to be paid or distributed at such times, and subject to such conditions, as set forth in the Plan and the applicable Award Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Service” means a Participant’s employment with the Company or any Subsidiary or a Participant’s service as a Non-Employee Director, consultant or other service provider with the Company or any Subsidiary, as applicable.

“Stock Appreciation Right” means a contractual right granted to an Eligible Person under Section 7 hereof entitling such Eligible Person to receive a payment, representing the excess of the Fair Market Value of a share of Common Stock over the base price per share of the right, at such time, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

“Stock-Based Award” means a grant of shares of Common Stock or any award that is valued by reference to shares of Common Stock to an Eligible Person under Section 10 hereof.

“Stock Option” means a contractual right granted to an Eligible Person under Section 6 hereof to purchase shares of Common Stock at such time and price, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

“Subsidiary” means an entity (whether or not a corporation) that is wholly or majority owned or controlled, directly or indirectly, by the Company or any other Affiliate of the Company that is so designated, from time to time, by the Committee, during the period of such Affiliated status; provided, however, that with respect to Incentive Stock Options, the term “Subsidiary” shall include only an entity that qualifies under Section 424(f) of the Code as a “subsidiary corporation” with respect to the Company.

“Treasury Regulations” means regulations promulgated by the United States Treasury Department.

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3.           Administration.

3.1          Committee Members.    The Plan shall be administered by the Committee. To the extent deemed necessary by the Board, each Committee member shall satisfy the requirements for (i) an “independent director” under rules adopted by the NASDAQ or other principal exchange on which the Common Stock is then listed and (ii) a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act. Notwithstanding the foregoing, the mere fact that a Committee member shall fail to qualify under any of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The Board may exercise all powers of the Committee hereunder and may directly administer the Plan. Neither the Company nor any member of the Board or Committee shall be liable for any action or determination made in good faith by the Board or Committee with respect to the Plan or any Award thereunder.

3.2         Committee Authority.    The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (i) determine the Eligible Persons to whom Awards shall be granted under the Plan, (ii) prescribe the restrictions, terms and conditions of all Awards, (iii) interpret the Plan and terms of the Awards, (iv) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and interpret, amend or revoke any such rules, (v) make all determinations with respect to a Participant’s Service and the termination of such Service for purposes of any Award, (vi) correct any defect(s) or omission(s) or reconcile any ambiguity(ies) or inconsistency(ies) in the Plan or any Award thereunder, (vii) make all determinations it deems advisable for the administration of the Plan, (viii) decide all disputes arising in connection with the Plan and to otherwise supervise the administration of the Plan, (ix) subject to the terms of the Plan, amend the terms of an Award in any manner that is not inconsistent with the Plan, (x) accelerate the vesting or, to the extent applicable, exercisability of any Award at any time (including, but not limited to, upon a Change in Control or upon termination of Service of a Participant under certain circumstances (including, without limitation, upon retirement)) and (xi) adopt such procedures, modifications or subplans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are foreign nationals or provide services outside of the United States. The Committee’s determinations under the Plan need not be uniform and may be made by the Committee selectively among Participants and Eligible Persons, whether or not such Persons are similarly situated. The Committee shall, in its discretion, consider such factors as it deems relevant in making its interpretations, determinations and actions under the Plan including, without limitation, the recommendations or advice of any officer or employee of the Company or board of directors of a Subsidiary or such attorneys, consultants, accountants or other advisors as it may select. All interpretations, determinations, and actions by the Committee shall be final, conclusive, and binding upon all parties.

3.3          Delegation of Authority.    The Committee shall have the right, from time to time, to delegate in writing to one or more officers of the Company the authority of the Committee to grant and determine the terms and conditions of Awards granted under the Plan, subject to the requirements of Section 157(c) of the Delaware General Corporation Law (or other successor provision), other applicable law or such other limitations as the Committee shall determine. In no event shall any such delegation of authority be permitted with respect to Awards granted to any member of the Board or to any Eligible Person who is subject to Rule 16b-3 under the Exchange Act. The Committee shall also be permitted to delegate, to any appropriate officer or employee of the Company, responsibility for performing certain ministerial functions under the Plan. In the event that the Committee’s authority is delegated to officers or employees in accordance with the foregoing, all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such officer or employee for such purpose. Any action undertaken in accordance with the Committee’s delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee.

4.           Shares Subject to the Plan.

4.1         Number of Shares Reserved.    Subject to adjustment as provided in Section 4.3 and Section 4.5 hereof, the total number of shares of Common Stock that are available for issuance under the Plan (the “Share Reserve”) shall equal [•].1 Within the Share Reserve, the total number of shares of Common Stock available for issuance as Incentive Stock Options shall equal the maximum number of shares available for issuance under the Plan. Each share of Common Stock subject to an Award shall reduce the Share Reserve by one share. Any shares of Common Stock delivered under the Plan shall consist of authorized and unissued shares or treasury shares.

____________

1         Share reserve shall be equal to 10.0% of the fully diluted shares of Common Stock as of the Closing.

Annex C-3

4.2         Annual Increase in Shares Reserved.    On the first day of each fiscal year of the Company during the term of the Plan, commencing on January 1, 2022 and ending on (and including) January 1, 2031, the Share Reserve shall automatically increase by a number of shares of Common Stock such that the number of shares that may be issued under the plan shall equal 10% of the fully diluted shares of Common Stock as of the last day of the preceding fiscal year, but shall in no event be increased by more than [•] shares of Common Stock per fiscal year.2

4.3         Share Replenishment.    Following the Effective Date, to the extent that an Award granted under this Plan is cancelled, expired, repurchased, forfeited, surrendered, exchanged for cash, settled in cash or by delivery of fewer shares of Common Stock than the number underlying the Award, or otherwise terminated without delivery of the shares of Common Stock to the Participant under the Plan, the unissued shares of Common Stock will (i) not be deemed to have been delivered under the Plan, (ii) be available for future Awards under the Plan, and (iii) increase the Share Reserve by one share for each share that is retained by or returned to the Company. Shares of Common Stock that are withheld from any Award granted under this Plan in payment of the exercise, base or purchase price or taxes relating to such an Award shall be available for future Awards under the Plan, and shall increase the Share Reserve by one share for each share that is retained by or returned to the Company. Shares of Common Stock repurchased by the Company on the open market with the proceeds of an Option, will be deemed to have been delivered under the Plan and will not be available for future Awards under the Plan. The payment of dividend equivalents in cash in conjunction with any outstanding Award shall not count against the Share Reserve.

4.4         Awards Granted to Non-Employee Directors.    No Non-Employee Director may be granted, during any calendar year, Awards having a fair value (determined on the date of grant) that, when added to all other cash compensation paid to the Non-Employee Director in respect of the Non-Employee Director’s service as a member of the Board for such calendar year, exceeds $500,000.

4.5         Adjustments.    If there shall occur any change with respect to the outstanding shares of Common Stock by reason of any recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other distribution with respect to the shares of Common Stock or any merger, reorganization, consolidation, combination, spin-off or other corporate event or transaction or any other change affecting the Common Stock (other than regular cash dividends to stockholders of the Company), the Committee shall, in the manner and to the extent it considers appropriate and equitable to the Participants and consistent with the terms of the Plan, cause an adjustment to be made to (i) the maximum number and kind of shares of Common Stock or other securities provided in Sections 4.1 and 4.2 hereof, (ii) the number and kind of shares of Common Stock, units or other securities or rights subject to then outstanding Awards, (iii) the exercise, base or purchase price for each share or unit or other security or right subject to then outstanding Awards, (iv) other value determinations applicable to the Plan and/or outstanding Awards, and/or (v) any other terms of an Award that are affected by the event. Notwithstanding the foregoing, (a) any such adjustments shall, to the extent necessary to avoid additional taxes, be made in a manner consistent with the requirements of Section 409A of the Code and (b) in the case of Incentive Stock Options, any such adjustments shall, to the extent practicable, be made in a manner consistent with the requirements of Section 424(a) of the Code, unless otherwise determined by the Committee.

5.           Eligibility and Awards.

5.1         Designation of Participants.    Any Eligible Person may be selected by the Committee to receive an Award and become a Participant. The Committee has the authority, in its discretion, to determine and designate from time to time those Eligible Persons who are to be granted Awards, the types of Awards to be granted, the number of shares of Common Stock or units subject to Awards to be granted and the terms and conditions of such Awards consistent with the terms of the Plan. In selecting Eligible Persons to be Participants, and in determining the type and amount of Awards to be granted under the Plan, the Committee shall consider any and all factors that it deems relevant or appropriate. Designation of a Participant in any year shall not require the Committee to designate such Person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to such Participant in any other year.

5.2         Determination of Awards.    The Committee shall determine the terms and conditions of all Awards granted to Participants in accordance with its authority under Section 3.2 hereof. An Award may consist of one type of right or benefit hereunder or of two or more such rights or benefits granted in tandem.

____________

2         Fixed amount to be determined.

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5.3         Award Agreements.    Each Award granted to an Eligible Person shall be represented by an Award Agreement. The terms of the Award, as determined by the Committee, will be set forth in the applicable Award Agreements as described in Section 14.2 hereof.

6.           Stock Options.

6.1         Grant of Stock Options.    A Stock Option may be granted to any Eligible Person selected by the Committee, except that an Incentive Stock Option may be granted only to an Eligible Person satisfying the conditions of Section 6.7(a) hereof. Each Stock Option shall be designated on the Date of Grant, in the discretion of the Committee, as an Incentive Stock Option or as a Nonqualified Stock Option. All Stock Options granted under the Plan are intended to comply with or be exempt from the requirements of Section 409A of the Code, to the extent applicable.

6.2         Exercise Price.    Unless otherwise determined by the Committee, the exercise price per share of a Stock Option (other than a Stock Option substituted or assumed under Section 14.10) shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the Date of Grant. The Committee may in its discretion specify an exercise price per share that is higher than the Fair Market Value of a share of Common Stock on the Date of Grant.

6.3         Vesting of Stock Options.    The Committee shall, in its discretion, prescribe in an award agreement the time or times at which or the conditions upon which, a Stock Option or portion thereof shall become vested and/or exercisable. The requirements for vesting and exercisability of a Stock Option may be based on the continued Service of the Participant with the Company or a Subsidiary for a specified time period (or periods), on the attainment of a specified performance goal(s) and/or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Stock Option are not satisfied, the Award shall be forfeited.

6.4         Term of Stock Options.    The Committee shall in its discretion prescribe in an Award Agreement the period during which a vested Stock Option may be exercised; provided, however, that the maximum term of a Stock Option shall be ten (10) years from the Date of Grant. If the Fair Market Value of a share of Common Stock exceeds the Exercise Price on the last day that the Stock Option may be exercised under an Award Agreement, the affected Participant shall be deemed to have exercised the vested portion of such Option in a net exercise under Section 6.5(ii)(C) below and net share withholding for taxes (unless otherwise agreed) without the requirement of any further action. The Committee may provide that a Stock Option will cease to be exercisable upon or at the end of a specified time period following a termination of Service for any reason as set forth in the Award Agreement or otherwise. A Stock Option may be earlier terminated as specified by the Committee and set forth in an Award Agreement upon or following the termination of a Participant’s Service with the Company or any Subsidiary, including by reason of voluntary resignation, death, Disability, termination for Cause or any other reason. Subject to compliance with Section 409A of the Code, as applicable, and the provisions of this Section 6, the Committee may extend at any time the period in which a Stock Option may be exercised, but not beyond ten (10) years from the Date of Grant.

6.5         Stock Option Exercise; Tax Withholding.    Subject to such terms and conditions as specified in an Award Agreement (including applicable vesting requirements), a Stock Option may be exercised in whole or in part at any time during the term thereof by notice in the form required by the Company, together with payment of the aggregate exercise price and applicable withholding tax. Payment of the exercise price may be made: (i) in cash or by cash equivalent acceptable to the Committee, or, (ii) to the extent permitted by the Committee in its sole discretion in an Award Agreement or otherwise (A) in shares of Common Stock valued at the Fair Market Value of such shares on the date of exercise, (B) through an open-market, broker-assisted sales transaction pursuant to which the Company is promptly delivered the amount of proceeds necessary to satisfy the exercise price, (C) by reducing the number of shares of Common Stock otherwise deliverable upon the exercise of the Stock Option by the number of shares of Common Stock having a Fair Market Value on the date of exercise equal to the exercise price, (D) by a combination of the methods described above or (E) by such other method as may be approved by the Committee. In accordance with Section 14.11 hereof, and in addition to and at the time of payment of the exercise price, the Participant shall pay to the Company the full amount of any and all applicable income tax, employment tax and other amounts required to be withheld in connection with such exercise, payable under such of the methods described above for the payment of the exercise price as may be approved by the Committee and set forth in the Award Agreement.

6.6         Limited Transferability of Nonqualified Stock Options.    All Stock Options shall be nontransferable except (i) upon the Participant’s death, in accordance with Section 14.3 hereof or (ii) in the case of Nonqualified Stock Options only, for the transfer of all or part of the Stock Option to a Participant’s “family member” (as defined for

Annex C-5

purposes of the Form S-8 registration statement under the Securities Act), or as otherwise permitted by the Committee to the extent also permitted by the general instructions of the Form S-8 registration statement, as may be amended from time to time, in each case as may be approved by the Committee in its discretion at the time of proposed transfer; provided, in each case, that any permitted transfer shall be for no consideration. The transfer of a Nonqualified Stock Option may be subject to such terms and conditions as the Committee may in its discretion impose from time to time. Subsequent transfers of a Nonqualified Stock Option shall be prohibited other than in accordance with Section 14.3 hereof.

6.7         Additional Rules for Incentive Stock Options.

(a)         Eligibility.    An Incentive Stock Option may be granted only to an Eligible Person who is considered an employee for purposes of Treasury Regulation Section 1.421-1(h) with respect to the Company or any Subsidiary that qualifies as a “subsidiary corporation” with respect to the Company for purposes of Section 424(f) of the Code.

(b)         Annual Limits.    No Incentive Stock Option shall be granted to a Participant as a result of which the aggregate Fair Market Value (determined as of the Date of Grant) of the Common Stock with respect to which incentive stock options under Section 422 of the Code are exercisable for the first time in any calendar year under the Plan and any other stock option plans of the Company or any Subsidiary or parent corporation, would exceed $100,000, determined in accordance with Section 422(d) of the Code. This limitation shall be applied by taking Stock Options into account in the order in which granted. Any Stock Option grant that exceeds such limit shall be treated as a Nonqualified Stock Option.

(c)         Additional Limitations.    In the case of any Incentive Stock Option granted to an Eligible Person who owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Code), stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Subsidiary, the exercise price shall not be less than one hundred ten percent (110%) of the Fair Market Value of a share of Common Stock on the Date of Grant and the maximum term shall be five (5) years.

(d)         Termination of Service.    An Award of an Incentive Stock Option may provide that such Stock Option may be exercised not later than (i) three (3) months following termination of Service of the Participant with the Company and all Subsidiaries (other than as set forth in clause (ii) of this Section 6.7(d)) or (ii) one year following termination of Service of the Participant with the Company and all Subsidiaries due to death or permanent and total disability within the meaning of Section 22(e)(3) of the Code, in each case as and to the extent determined by the Committee to comply with the requirements of Section 422 of the Code.

(e)         Other Terms and Conditions; Nontransferability.    Any Incentive Stock Option granted hereunder shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as are deemed necessary or desirable by the Committee, which terms, together with the terms of the Plan, shall be intended and interpreted to cause such Incentive Stock Option to qualify as an “incentive stock option” under Section 422 of the Code. A Stock Option that is granted as an Incentive Stock Option shall, to the extent it fails to qualify as an “incentive stock option” under the Code, be treated as a Nonqualified Stock Option. An Incentive Stock Option shall by its terms be nontransferable other than by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by such Participant.

(f)          Disqualifying Dispositions.    If shares of Common Stock acquired by exercise of an Incentive Stock Option are disposed of within two years following the Date of Grant or one year following the transfer of such shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Company may reasonably require.

6.8         Repricing Prohibited.    Subject to the adjustment provisions contained in Section 4.5 hereof and other than in connection with a Change in Control, without the prior approval of the Company’s stockholders, neither the Committee nor the Board shall cancel a Stock Option when the exercise price per share exceeds the Fair Market Value of one share of Common Stock in exchange for cash or another Award or cause the cancellation, substitution or amendment of a Stock Option that would have the effect of reducing the exercise price of such a Stock Option previously granted under the Plan or otherwise approve any modification to such a Stock Option, that would be treated as a “repricing” under the then applicable rules, regulations or listing requirements adopted by the NASDAQ or other principal exchange on which the Common Stock is then listed.

Annex C-6

6.9         No Rights as Stockholder.    The Participant shall not have any rights as a stockholder with respect to the shares underlying a Stock Option until such time as shares or Common Stock are delivered to the Participant pursuant to the terms of the Award Agreement.

7.           Stock Appreciation Rights.

7.1         Grant of Stock Appreciation Rights.    Stock Appreciation Rights may be granted to any Eligible Person selected by the Committee. Stock Appreciation Rights may be granted on a basis that allows for the exercise of the right by the Participant, or that provides for the automatic exercise or payment of the right upon a specified date or event. Stock Appreciation Rights shall be non-transferable, except as provided in Section 14.3 hereof. All Stock Appreciation Rights granted under the Plan are intended to comply with or otherwise be exempt from the requirements of Section 409A of the Code, to the extent applicable.

7.2         Terms of Stock Appreciation Rights.    The Committee shall in its discretion provide in an Award Agreement the time or times at which or the conditions upon which, a Stock Appreciation Right or portion thereof shall become vested and/or exercisable. If the Fair Market Value of a share of Common Stock exceeds the base price on the last day that the Stock Appreciation Right may be exercised under an Award Agreement, the affected Participant shall be deemed to have exercised the vested portion of such Stock Appreciation Right and net share withholding for taxes (unless otherwise agreed) shall be effected without the requirement of any further action. The requirements for vesting and exercisability of a Stock Appreciation Right may be based on the continued Service of a Participant with the Company or a Subsidiary for a specified time period (or periods), on the attainment of a specified performance goal(s) and/or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Stock Appreciation Right are not satisfied, the Award shall be forfeited. A Stock Appreciation Right will be exercisable or payable at such time or times as determined by the Committee; provided, however, that the maximum term of a Stock Appreciation Right shall be ten (10) years from the Date of Grant. Subject to compliance with Section 409A of the Code, as applicable, and the provisions of this Section 7.2, the Committee may extend at any time the period in which a Stock Appreciation Right may be exercised, but not beyond ten (10) years from the Date of Grant. The Committee may provide that a Stock Appreciation Right will cease to be exercisable upon or at the end of a period following a termination of Service for any reason. The base price of a Stock Appreciation Right shall be determined by the Committee in its discretion; provided, however, that the base price per share shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the Date of Grant (other than with respect to a Stock Appreciation Right substituted or assumed under Section 14.10).

7.3         Payment of Stock Appreciation Rights.    A Stock Appreciation Right will entitle the holder, upon exercise or other payment of the Stock Appreciation Right, as applicable, to receive an amount determined by multiplying: (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise or payment of the Stock Appreciation Right over the base price of such Stock Appreciation Right, by (ii) the number of shares as to which such Stock Appreciation Right is exercised or paid. Payment of the amount determined under the foregoing may be made, as approved by the Committee and set forth in the Award Agreement, in shares of Common Stock valued at their Fair Market Value on the date of exercise or payment, in cash or in a combination of shares of Common Stock and cash, subject to applicable tax withholding requirements.

7.4         Repricing Prohibited.    Subject to the adjustment provisions contained in Section 4.5 hereof and other than in connection with a Change in Control, without the prior approval of the Company’s stockholders, neither the Committee nor the Board shall cancel a Stock Appreciation Right when the base price per share exceeds the Fair Market Value of one share of Common Stock in exchange for cash or another Award or cause the cancellation, substitution or amendment of a Stock Appreciation Right that would have the effect of reducing the base price of such a Stock Appreciation Right previously granted under the Plan or otherwise approve any modification to such Stock Appreciation Right that would be treated as a “repricing” under the then applicable rules, regulations or listing requirements adopted by the NASDAQ or other principal exchange on which the Common Stock is then listed.

7.5         No Rights as Stockholder.    The Participant shall not have any rights as a stockholder with respect to the shares underlying a Stock Appreciation Right unless and until such time as shares or Common Stock are delivered to the Participant pursuant to the terms of the Award Agreement.

Annex C-7

8.           Restricted Stock Awards.

8.1         Grant of Restricted Stock Awards.    A Restricted Stock Award may be granted to any Eligible Person selected by the Committee. The Committee may require the payment by the Participant of a specified purchase price in connection with any Restricted Stock Award.

8.2         Vesting Requirements.    The restrictions imposed on shares granted under a Restricted Stock Award shall lapse in accordance with the vesting requirements specified by the Committee in the Award Agreement. The requirements for vesting of a Restricted Stock Award may be based on the continued Service of the Participant with the Company or a Subsidiary for a specified time period (or periods), on the attainment of a specified performance goal(s) and/or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Restricted Stock Award are not satisfied, the Award shall be forfeited and the shares of Common Stock subject to the Award shall be returned to the Company.

8.3         Transfer Restrictions.    Shares granted under any Restricted Stock Award may not be transferred, assigned or subject to any encumbrance, pledge or charge until all applicable restrictions are removed or have expired, except as provided in Section 14.3 hereof. Failure to satisfy any applicable restrictions shall result in the subject shares of the Restricted Stock Award being forfeited and returned to the Company. The Committee may require in an Award Agreement that certificates (if any) representing the shares granted under a Restricted Stock Award bear a legend making appropriate reference to the restrictions imposed, and that certificates (if any) representing the shares granted or sold under a Restricted Stock Award will remain in the physical custody of an escrow holder until all restrictions are removed or have expired.

8.4         Rights as Stockholder.    Subject to the foregoing provisions of this Section 8 and the applicable Award Agreement, the Participant shall have all rights of a stockholder with respect to the shares granted to the Participant under a Restricted Stock Award, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto, unless the Committee determines otherwise at the time the Restricted Stock Award is granted. The Committee shall determine and set forth in a Participant’s Award Agreement whether or not a Participant holding a Restricted Stock Award granted hereunder shall have the right to exercise voting rights with respect to the period during which the Restricted Stock Award is subject to forfeiture (the “Restriction Period”), and have the right to receive dividends on the Restricted Stock Award during the Restriction Period (and, if so, on what terms) provided that if a Participant has the right to receive dividends paid with respect to the Restricted Stock Award, such dividends shall be subject to the same vesting terms as the related Restricted Stock Award.

8.5         Section 83(b) Election.    If a Participant makes an election pursuant to Section 83(b) of the Code with respect to a Restricted Stock Award, the Participant shall file, within thirty (30) days following the Date of Grant, a copy of such election with the Company and with the Internal Revenue Service, in accordance with the regulations under Section 83 of the Code. The Committee may provide in an Award Agreement that the Restricted Stock Award is conditioned upon the Participant’s making or refraining from making an election with respect to the Award under Section 83(b) of the Code.

9.           Restricted Stock Units.

9.1         Grant of Restricted Stock Units.    A Restricted Stock Unit may be granted to any Eligible Person selected by the Committee. The value of each Restricted Stock Unit is equal to the Fair Market Value of a share of Common Stock on the applicable date or time period of determination, as specified by the Committee. Restricted Stock Units shall be subject to such restrictions and conditions as the Committee shall determine. Restricted Stock Units shall be non-transferable, except as provided in Section 14.3 hereof.

9.2         Vesting of Restricted Stock Units.    The Committee shall, in its discretion, determine any vesting requirements with respect to Restricted Stock Units, which shall be set forth in the Award Agreement. The requirements for vesting of a Restricted Stock Unit may be based on the continued Service of the Participant with the Company or a Subsidiary for a specified time period (or periods), on the attainment of a specified performance goal(s) and/or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Restricted Stock Unit Award are not satisfied, the Award shall be forfeited.

9.3         Payment of Restricted Stock Units.    Restricted Stock Units shall become payable to a Participant at the time or times determined by the Committee and set forth in the Award Agreement, which may be upon or following the vesting of the Award. Payment of a Restricted Stock Unit may be made, as approved by the Committee and set forth

Annex C-8

in the Award Agreement, in cash or in shares of Common Stock or in a combination thereof, subject to applicable tax withholding requirements. Any cash payment of a Restricted Stock Unit shall be made based upon the Fair Market Value of a share of Common Stock, determined on such date or over such time period as determined by the Committee.

9.4         Dividend Equivalent Rights.    Dividends shall not be paid with respect to Restricted Stock Units. Dividend equivalent rights may be granted with respect to the Shares subject to Restricted Stock Units to the extent permitted by the Committee and set forth in the applicable Award Agreement; provided that any dividend equivalent rights granted shall be subject to the same vesting terms as the related Restricted Stock Units.

9.5         No Rights as Stockholder.    The Participant shall not have any rights as a stockholder with respect to the shares subject to a Restricted Stock Unit until such time as shares of Common Stock are delivered to the Participant pursuant to the terms of the Award Agreement.

10.         Stock-Based Awards.

10.1       Grant of Stock-Based Awards.    A Stock-Based Award may be granted to any Eligible Person selected by the Committee. A Stock-Based Award may be granted for past Services, in lieu of bonus or other cash compensation, as directors’ compensation or for any other valid purpose as determined by the Committee, and shall be based upon or calculated by reference to the Common Stock. The Committee shall determine the terms and conditions of such Awards, and such Awards may be made without vesting requirements. In addition, the Committee may, in connection with any Stock-Based Award, require the payment of a specified purchase price.

10.2       Rights as Stockholder.    The Participant shall not have any rights as a stockholder with respect to the shares of Common Stock, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto, until such time as shares of Common Stock, if any, are issued to the Participant pursuant to the terms of the Award Agreement. If a Participant has the right to receive dividends paid with respect to the Stock-Based Award, such dividends shall be subject to the same vesting terms as the related Stock-Based Award, if applicable.

11.         Change in Control.

11.1       Effect on Awards.    Upon the occurrence of a Change in Control, all outstanding Awards shall either be (a) continued or assumed by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent (with such continuation or assumption including conversion into the right to receive securities, cash or a combination of both), or (b) substituted by the surviving company or corporation or its parent for awards (with such substitution including conversion into the right to receive securities, cash or a combination of both), with substantially similar terms for outstanding Awards (with appropriate adjustments to the type of consideration payable upon settlement of the Awards or other relevant factors, and with any applicable performance conditions deemed achieved (i) for any completed performance period, based on actual performance, or (ii) for any partial or future performance period, at the greater of the target level or actual performance, in each case as determined by the Committee (with the Award remaining subject only to time vesting), unless otherwise provided in an Award Agreement).

11.2       Certain Adjustments.    Notwithstanding Section 11.1, to the extent that outstanding Awards are not continued, assumed or substituted pursuant to Section 11.1 upon the occurrence of a Change in Control, the Committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding Awards, including without limitation the following (or any combination thereof):

(a)         acceleration of exercisability, vesting and/or payment of outstanding Awards immediately prior to the occurrence of such event or upon or following such event;

(b)         upon written notice, providing that any outstanding Stock Options and Stock Appreciation Rights are exercisable during a period of time immediately prior to the scheduled consummation of the event or such other period as determined by the Committee (contingent upon the consummation of the event), and at the end of such period, such Stock Options and Stock Appreciation Rights shall terminate to the extent not so exercised within the relevant period; and

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(c)         cancellation of all or any portion of outstanding Awards for fair value (in the form of cash, Common Stock, other property or any combination thereof) as determined in the sole discretion of the Committee; provided, however, that, in the case of Stock Options and Stock Appreciation Rights or similar Awards, the fair value may equal the excess, if any, of the value or amount of the consideration to be paid in the Change in Control transaction to holders of shares of Common Stock (or, if no such consideration is paid, Fair Market Value of the shares of Common Stock) over the aggregate exercise or base price, as applicable, with respect to such Awards or portion thereof being cancelled, or if there is no such excess, zero; provided, further, that if any payments or other consideration are deferred and/or contingent as a result of escrows, earn outs, holdbacks or any other contingencies, payments under this provision may be made on substantially the same terms and conditions applicable to, and only to the extent actually paid to, the holders of Common Stock in connection with the Change in Control.

11.3       Certain Terminations of Service.    Notwithstanding the provisions of Section 11.1, if a Participant’s Service with the Company and its Subsidiaries is terminated upon or within six (6) months following a Change in Control, or such longer period as the Committee determines which may be prior to, as of or following a Change in Control, by the Company without Cause or upon such other circumstances as determined by the Committee, the unvested portion (if any) of all outstanding Awards held by the Participant shall immediately vest (and, to the extent applicable, become exercisable) and be paid in full upon such termination, with any applicable performance conditions deemed achieved (i) for any completed performance period, based on actual performance, or (ii) for any partial or future performance period, at the greater of the target level or actual performance, in each case as determined by the Committee, unless otherwise provided in an Award Agreement.

11.4       Definition of Change in Control.    Unless otherwise defined in an Award Agreement or other written agreement approved by the Committee, “Change in Control” means, and shall occur, if:

(a)         any Person (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of Common Stock), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities;

(b)         during any period of two consecutive years (the “Board Measurement Period”) individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in paragraph (a), (c), or (d) of this section, or a director initially elected or nominated as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any Person other than the Board) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the Board Measurement Period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(c)         a merger or consolidation of the Company with any other company or corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control of the Company; or

(d)         the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets that has been approved by the stockholders of the Company other than (i) the sale or disposition of all or substantially all of the assets of the Company to a Person or Persons who beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Company at the time of the sale or disposition or (ii) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

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Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the Code with respect to the payment of “nonqualified deferred compensation,” “Change in Control” shall be limited to a “change in control event” as defined under Section 409A of the Code.

12.         Forfeiture Events.

12.1       General.    The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of Service for Cause, violation of laws, regulations or material Company policies, breach of noncompetition, non-solicitation, confidentiality or other restrictive covenants that may apply to the Participant, application of a Company clawback policy relating to financial restatement, or other conduct by the Participant that is detrimental to the business or reputation of the Company.

12.2       Termination for Cause.

(a)         Treatment of Awards.    Unless otherwise provided by the Committee and set forth in an Award Agreement, if (i) a Participant’s Service with the Company or any Subsidiary shall be terminated for Cause or (ii) after termination of Service for any other reason, the Committee determines in its discretion either that, (1) during the Participant’s period of Service, the Participant engaged in an act or omission which would have warranted termination of Service for Cause or (2) after termination, the Participant engages in conduct that violates any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary, such Participant’s rights, payments and benefits with respect to an Award shall be subject to cancellation, forfeiture and/or recoupment, as provided in Section 12.3 below. The Company shall have the power to determine whether the Participant has been terminated for Cause, the date upon which such termination for Cause occurs, whether the Participant engaged in an act or omission which would have warranted termination of Service for Cause or engaged in conduct that violated any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary. Any such determination shall be final, conclusive and binding upon all Persons. In addition, if the Company shall reasonably determine that a Participant has committed or may have committed any act which could constitute the basis for a termination of such Participant’s Service for Cause or violates any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary, the Company may suspend the Participant’s rights to exercise any Stock Option or Stock Appreciation Right, receive any payment or vest in any right with respect to any Award pending a determination by the Company of whether an act or omission could constitute the basis for a termination for Cause as provided in this Section 12.2.

(b)         Definition of Cause.    “Cause” means with respect to a Participant’s termination of Service, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant (or where there is such an agreement but it does not define “cause” (or words of like import, which shall include but not be limited to “gross misconduct”)), termination due to a Participant’s (1) failure to substantially perform Participant’s duties or obey lawful directives that continues after receipt of written notice from the Company and a 10-day opportunity to cure; (2) gross misconduct or gross negligence in the performance of Participant’s duties; (3) fraud, embezzlement, theft, or any other act of material dishonesty or misconduct; (4) conviction of, indictment for, or plea of guilty or nolo contendere to, a felony or any crime involving moral turpitude; (5) material breach or violation of any agreement with the Company or its Affiliates, any restrictive covenant applicable to Participant, or any Company policy (including, without limitation, with respect to harassment); or (6) other conduct, acts or omissions that, in the good faith judgment of the Company, are likely to materially injure the reputation, business or a business relationship of the Company or any of its Affiliates; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant that defines “cause” (or words of like import, which shall include but not be limited to “gross misconduct”), “cause” as defined under such agreement. With respect to a termination of Service for a non-employee director, Cause means an act or failure to act that constitutes cause for removal of a director under applicable law. Any voluntary termination of Service by the Participant in anticipation of an involuntary termination of the Participant’s Service for Cause shall be deemed to be a termination for Cause.

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12.3       Right of Recapture.

(a)         General.    If at any time within one year (or such longer time specified in an Award Agreement or other agreement with a Participant or policy applicable to the Participant) after the date on which a Participant exercises a Stock Option or Stock Appreciation Right or on which a Stock-Based Award, Restricted Stock Award or Restricted Stock Unit vests, is settled in shares or otherwise becomes payable, or on which income otherwise is realized or property is received by a Participant in connection with an Award, (i) a Participant’s Service is terminated for Cause, (ii) the Committee determines in its discretion that the Participant is subject to any recoupment of benefits pursuant to the Company’s compensation recovery, “clawback” or similar policy, as may be in effect from time to time, or (iii) after a Participant’s Service terminates for any other reason, the Committee determines in its discretion either that, (1) during the Participant’s period of Service, the Participant engaged in an act or omission which would have warranted termination of the Participant’s Service for Cause or (2) after a Participant’s termination of Service, the Participant engaged in conduct that violated any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary, then, at the sole discretion of the Committee, any gain realized by the Participant from the exercise, vesting, payment, settlement or other realization of income or receipt of property by the Participant in connection with an Award, shall be repaid by the Participant to the Company upon notice from the Company, subject to applicable law. Such gain shall be determined as of the date or dates on which the gain is realized by the Participant, without regard to any subsequent change in the Fair Market Value of a share of Common Stock. To the extent not otherwise prohibited by law, the Company shall have the right to offset the amount of such repayment obligation against any amounts otherwise owed to the Participant by the Company (whether as wages, vacation pay or pursuant to any benefit plan or other compensatory arrangement).

(b)         Accounting Restatement.    If a Participant receives compensation pursuant to an Award under the Plan based on financial statements that are subsequently restated in a way that would decrease the value of such compensation, the Participant will, to the extent not otherwise prohibited by law, upon the written request of the Company, forfeit and repay to the Company the difference between what the Participant received and what the Participant should have received based on the accounting restatement, in accordance with (i) any compensation recovery, “clawback” or similar policy, as may be in effect from time to time to which such Participant is subject and (ii) any compensation recovery, “clawback” or similar policy made applicable by law including the provisions of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules, regulations and requirements adopted thereunder by the Securities and Exchange Commission and/or any national securities exchange on which the Company’s equity securities may be listed (the “Policy”). By accepting an Award hereunder, the Participant acknowledges and agrees that the Policy, whenever adopted, shall apply to such Award, and all incentive-based compensation payable pursuant to such Award shall be subject to forfeiture and repayment pursuant to the terms of the Policy.

13.         Transfer, Leave of Absence, Etc.    For purposes of the Plan, except as otherwise determined by the Committee, the following events shall not be deemed a termination of Service: (a) a transfer to the service of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or (b) an approved leave of absence for military service or sickness, a leave of absence where the employee’s right to re-employment is protected either by a statute or by contract or under the policy pursuant to which the leave of absence was granted, a leave of absence for any other purpose approved by the Company or if the Committee otherwise so provides in writing.

14.         General Provisions.

14.1       Status of Plan.    The Committee may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver shares of Common Stock or make payments with respect to Awards.

14.2       Award Agreement.    An Award under the Plan shall be evidenced by an Award Agreement in a written or electronic form approved by the Committee setting forth the number of shares of Common Stock or other amounts or securities subject to the Award, the exercise price, base price or purchase price of the Award, the time or times at which an Award will become vested, exercisable or payable and the term of the Award. The Award Agreement also may set forth the effect on an Award of a Change in Control and/or a termination of Service under certain circumstances. The Award Agreement shall be subject to and incorporate, by reference or otherwise, all of the applicable terms and conditions of the Plan, and also may set forth other terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of the Plan. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the

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Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the Award Agreement. The Committee need not require the execution of an Award Agreement by a Participant, in which case, acceptance of the Award by the Participant shall constitute agreement by the Participant to the terms, conditions, restrictions and limitations set forth in the Plan and the Award Agreement as well as the administrative guidelines of the Company in effect from time to time. In the event of any conflict between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall prevail.

14.3       No Assignment or Transfer; Beneficiaries.    Except as provided in Section 6.6 hereof or as otherwise provided by the Committee to the extent not prohibited under Section A.1.(5) of the general instructions of Form S-8, as may be amended from time to time, Awards under the Plan shall not be assignable or transferable by the Participant, and shall not be subject in any manner to assignment, alienation, pledge, encumbrance or charge. Notwithstanding the foregoing, in the event of the death of a Participant, except as otherwise provided by the Committee, an outstanding Award may be exercised by or shall become payable to the Participant’s beneficiary as determined under the Company 401(k) retirement plan or other applicable retirement or pension plan. In lieu of such determination, a Participant may, from time to time, name any beneficiary or beneficiaries to receive any benefit in case of the Participant’s death before the Participant receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant and will be effective only when filed by the Participant in writing (in such form or manner as may be prescribed by the Committee) with the Company during the Participant’s lifetime. In the absence of a valid designation as provided above, if no validly designated beneficiary survives the Participant or if each surviving validly designated beneficiary is legally impaired or prohibited from receiving the benefits under an Award, the Participant’s beneficiary shall be the legatee or legatees of such Award designated under the Participant’s last will or by such Participant’s executors, personal representatives or distributees of such Award in accordance with the Participant’s will or the laws of descent and distribution. The Committee may provide in the terms of an Award Agreement or in any other manner prescribed by the Committee that the Participant shall have the right to designate a beneficiary or beneficiaries who shall be entitled to any rights, payments or other benefits specified under an Award following the Participant’s death. Any transfer permitted under this Section 14.3 shall be for no consideration.

14.4       No Right to Employment or Continued Service.    Nothing in the Plan, in the grant of any Award or in any Award Agreement shall confer upon any Eligible Person or any Participant any right to continue in the Service of the Company or any of its Subsidiaries or interfere in any way with the right of the Company or any of its Subsidiaries to terminate the employment or other service relationship of an Eligible Person or a Participant for any reason or no reason at any time.

14.5       Rights as Stockholder.    A Participant shall have no rights as a holder of shares of Common Stock with respect to any unissued securities covered by an Award until the date the Participant becomes the holder of record of such securities. Except as provided in Section 4.5 hereof, no adjustment or other provision shall be made for dividends or other stockholder rights, except to the extent that the Award Agreement provides for dividend payments or dividend equivalent rights. The Committee may determine in its discretion the manner of delivery of Common Stock to be issued under the Plan, which may be by delivery of stock certificates, electronic account entry into new or existing accounts or any other means as the Committee, in its discretion, deems appropriate. The Committee may require that the stock certificates (if any) be held in escrow by the Company for any shares of Common Stock or cause the shares to be legended in order to comply with the securities laws or other applicable restrictions. Should the shares of Common Stock be represented by book or electronic account entry rather than a certificate, the Committee may take such steps to restrict transfer of the shares of Common Stock as the Committee considers necessary or advisable.

14.6       Trading Policy and Other Restrictions.    Transactions involving Awards under the Plan shall be subject to the Company’s insider trading and other restrictions, terms, conditions and policies, established by the Committee from time to time or by applicable law.

14.7       Section 409A Compliance.    To the extent applicable, it is intended that the Plan and all Awards hereunder comply with, or be exempt from, the requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, and that the Plan and all Award Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. In the event that any (i) provision of the Plan or an Award Agreement, (ii) Award, payment, transaction or (iii) other action or arrangement contemplated by the provisions of the Plan is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, the Committee shall have the authority to take such actions and to make such changes to the

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Plan or an Award Agreement as the Committee deems necessary to comply with such requirements. No payment that constitutes deferred compensation under Section 409A of the Code that would otherwise be made under the Plan or an Award Agreement upon a termination of Service will be made or provided unless and until such termination is also a “separation from service,” as determined in accordance with Section 409A of the Code. Notwithstanding the foregoing or anything elsewhere in the Plan or an Award Agreement to the contrary, if a Participant is a “specified employee” as defined in Section 409A of the Code at the time of termination of Service with respect to an Award, then solely to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, the commencement of any payments or benefits under the Award shall be deferred until the date that is six (6) months plus one (1) day following the date of the Participant’s termination of Service or, if earlier, the Participant’s death (or such other period as required to comply with Section 409A). For purposes of Section 409A of the Code, a Participant’s right to receive any installment payments pursuant to this Plan or any Award granted hereunder shall be treated as a right to receive a series of separate and distinct payments. For the avoidance of doubt, each applicable tranche of Common Shares subject to vesting under any Award shall be considered a right to receive a series of separate and distinct payments. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

14.8       Section 457A Compliance.    In the event any Award is subject to Section 457A of the Code (“Section 457A”), the Committee may, in its sole discretion and without a Participant’s prior consent, amend the Plan and/or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt the Plan and/or any Award from the application of Section 457A, (ii) preserve the intended tax treatment of any such Award, or (iii) comply with the requirements of Section 457A, including without limitation any such regulations, guidance, compliance programs and other interpretative authority that may be issued after the date of the grant. To the extent that an Award constitutes deferred compensation subject to Section 457A, such Award will be subject to taxation in accordance with Section 457A. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 457A of the Code or any damages for failing to comply with Section 457A of the Code.

14.9       Securities Law Compliance.    No shares of Common Stock will be issued or transferred pursuant to an Award unless and until all then applicable requirements imposed by Federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any exchanges upon which the shares of Common Stock may be listed, have been fully met. As a condition precedent to the issuance of shares of Common Stock pursuant to the grant or exercise of an Award, the Company may require the Participant to take any action that the Company determines is necessary or advisable to meet such requirements. The Committee may impose such conditions on any shares of Common Stock issuable under the Plan as it may deem advisable, including, without limitation, restrictions under the Securities Act, under the requirements of any exchange upon which such shares of the same class are then listed, and under any blue sky or other securities laws applicable to such shares. The Committee may also require the Participant to represent and warrant at the time of issuance or transfer that the shares of Common Stock are being acquired solely for investment purposes and without any current intention to sell or distribute such shares.

14.10     Substitution or Assumption of Awards in Corporate Transactions.    The Committee may grant Awards under the Plan in connection with the acquisition, whether by purchase, merger, consolidation or other corporate transaction, of the business or assets of any corporation or other entity, in substitution for awards previously granted by such corporation or other entity or otherwise. The Committee may also assume any previously granted awards of a former employee or a current employee, director, consultant or other service provider of another corporation or entity that becomes an Eligible Person by reason of such corporate transaction. The terms and conditions of the substituted or assumed awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose. To the extent permitted by applicable law and the listing requirements of the NASDAQ or other exchange or securities market on which the Common Stock are listed, any such substituted or assumed awards shall not reduce the Share Reserve.

14.11     Tax Withholding.    The Participant shall be responsible for payment of any taxes or similar charges required by law to be paid or withheld from an Award or an amount paid in satisfaction of an Award. Any required withholdings shall be paid by the Participant on or prior to the payment or other event that results in taxable income in respect of an Award. The Award Agreement may specify the manner in which the withholding obligation shall be satisfied with respect to the particular type of Award, which may include permitting the Participant to elect to satisfy the withholding obligation by tendering shares of Common Stock to the Company or having the Company withhold a number of shares of Common Stock having a value in each case up to the maximum statutory tax rates in the applicable

Annex C-14

jurisdiction or as the Committee may approve in its discretion (provided that such withholding does not result in adverse tax or accounting consequences to the Company), or similar charge required to be paid or withheld. In addition, to the extent permitted by the Committee in its sole discretion in an Award Agreement or otherwise, and subject to Section 16 of the Exchange Act, withholding may be satisfied through an open-market, broker-assisted sales transaction pursuant to which the Company is promptly delivered the amount of proceeds necessary to satisfy the withholding amount, which shall be subject to any terms and conditions imposed by the Committee. The Company shall have the power and the right to require a Participant to remit to the Company the amount necessary to satisfy federal, state, provincial and local taxes, domestic or foreign, required by law or regulation to be withheld, and to deduct or withhold from any shares of Common Stock deliverable under an Award to satisfy such withholding obligation.

14.12     Unfunded Plan.    The adoption of the Plan and any reservation of shares of Common Stock or cash amounts by the Company to discharge its obligations hereunder shall not be deemed to create a trust or other funded arrangement. Except upon the issuance of shares of Common Stock pursuant to an Award, any rights of a Participant under the Plan shall be those of a general unsecured creditor of the Company, and neither a Participant nor the Participant’s permitted transferees or estate shall have any other interest in any assets of the Company by virtue of the Plan. Notwithstanding the foregoing, the Company shall have the right to implement or set aside funds in a grantor trust, subject to the claims of the Company’s creditors or otherwise, to discharge its obligations under the Plan.

14.13      Other Compensation and Benefit Plans.    The adoption of the Plan shall not affect any other share incentive or other compensation plans in effect for the Company or any Subsidiary, nor shall the Plan preclude the Company from establishing any other forms of share incentive or other compensation or benefit program for employees of the Company or any Subsidiary. The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute includable compensation for purposes of determining the amount of benefits to which a Participant is entitled under any other compensation or benefit plan or program of the Company or a Subsidiary, including, without limitation, under any pension or severance benefits plan, except to the extent specifically provided by the terms of any such plan.

14.14     Plan Binding on Transferees.    The Plan shall be binding upon the Company, its transferees and assigns, and the Participant, the Participant’s executor, administrator and permitted transferees and beneficiaries.

14.15     Severability.    If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

14.16     Governing Law.    The Plan, all Awards and all Award Agreements, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to the Plan, any Award or Award Agreement, or the negotiation, execution or performance of any such documents or matter related thereto (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with the Plan, any Award or Award Agreement, or as an inducement to enter into any Award Agreement), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations and repose, but without regard to any borrowing statute that would result in the application of the statute of limitations or repose of any other jurisdiction.

14.17     No Fractional Shares.    No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares of Common Stock or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

14.18     No Guarantees Regarding Tax Treatment.    Neither the Company nor the Committee make any guarantees to any Person regarding the tax treatment of Awards or payments made under the Plan. Neither the Company nor the Committee has any obligation to take any action to prevent the assessment of any tax on any Person with respect to any Award under Section 409A of the Code, Section 4999 of the Code or otherwise and neither the Company nor the Committee shall have any liability to a Person with respect thereto.

14.19     Data Protection.    By participating in the Plan, each Participant consents to the collection, processing, transmission and storage by the Company, its Subsidiaries and any third party administrators of any data of a professional or personal nature for the purposes of administering the Plan and in connection with a Participant’s status as a stockholder of the Company upon the issuance of any shares of Common Stock pursuant to an Award.

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14.20      Awards to Non-U.S. Participants.    To comply with the laws in countries other than the United States in which the Company or any of its Subsidiaries or Affiliates operates or has employees, Non-Employee Directors or consultants, the Committee, in its sole discretion, shall have the power and authority to (i) modify the terms and conditions of any Award granted to Participants outside the United States to comply with applicable foreign laws, (ii) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals and (iii) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 14.20 by the Committee shall be attached to this Plan document as appendices.

15.         Term; Amendment and Termination; Stockholder Approval.

15.1       Term.    The Board has adopted this plan as of the date written below. The Plan shall be effective as of the date of its approval by the stockholders of the Company within 12 months of the adoption (the “Effective Date”). Subject to Section 15.2 hereof, the Plan shall terminate on the tenth anniversary of the Effective Date.

15.2       Amendment and Termination.    The Board may from time to time and in any respect, amend, modify, suspend or terminate the Plan; provided, however, that no amendment, modification, suspension or termination of the Plan shall materially and adversely affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award. The Board may seek the approval of any amendment, modification, suspension or termination by the Company’s stockholders to the extent it deems necessary in its discretion for purposes of compliance with Section 422 of the Code or for any other purpose, and shall seek such approval to the extent it deems necessary in its discretion to comply with applicable law or listing requirements of NASDAQ or other exchange or securities market. Notwithstanding the foregoing, the Board shall have broad authority to amend the Plan or any Award under the Plan without the consent of a Participant to the extent it deems necessary or desirable in its discretion to comply with, take into account changes in, or interpretations of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations.

The Plan was adopted by the Board on [•], 2021.

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ANNEX D

THE LEAFLY HOLDINGS, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

1.           General; Purpose.

(a)         The Plan provides a means by which Eligible Employees and/or Eligible Service Providers of either the Company or a Designated Company may be given an opportunity to purchase Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees and/or Eligible Service Providers.

(b)         The Company, by means of the Plan, seeks to retain and assist its Related Corporations or Affiliates in retaining the services of such Eligible Employees and Eligible Service Providers, to secure and retain the services of new Eligible Employees and Eligible Service Providers and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations and Affiliates.

(c)         The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit Plan participation in a uniform and non-discriminating basis. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan and, with respect to the 423 Component, the requirements of an Employee Stock Purchase Plan), and the Company will designate which Designated Company is participating in each separate Offering and if any Eligible Service Providers will be eligible to participate in a separate Offering. Eligible Employees will be able to participate in the 423 Component or Non-423 Component of the Plan. Eligible Service Providers will only be able to participate in the Non-423 Component of the Plan.

2.           Administration.

(a)         The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)         The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)   To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)  To designate from time to time which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations or as Designated Non-423 Corporations, which Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To designate from time to time which persons will be Eligible Service Providers and which Eligible Service Providers will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iv) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(v)  To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(vi) To suspend or terminate the Plan at any time as provided in Section 12.

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(vii)To amend the Plan at any time as provided in Section 12.

(viii)             Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company, its Related Corporations, and Affiliates and to carry out the intent that the 423 Component be treated as an Employee Stock Purchase Plan.

(ix) To adopt such rules, procedures and sub-plans relating to the operation and administration of the Plan as are necessary or appropriate under applicable local laws, regulations and procedures to permit or facilitate participation in the Plan by Employees or Eligible Service Providers who are non-U.S. nationals or employed or providing services or located or otherwise subject to the laws of a jurisdiction outside the United States. Without limiting the generality of, but consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans, which, for purposes of the Non-423 Component, may be beyond the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate in the Plan, handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock issuances, any of which may vary according to applicable requirements.

(c)         The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d)         All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.           Stock Subject to the Plan.

(a)         Subject to the provisions of Section 11(a) relating to Capitalization Adjustments and Section 3(b), the maximum number of shares of Common Stock that may be issued under the Plan (the “Share Reserve”) will not exceed [•] shares of Common Stock.1

(b)         On the first day of each fiscal year of the Company during the term of the Plan, commencing on January 1, 2022 and ending on (and including) January 1, 2031, the Share Reserve shall automatically increase by a number of shares of Common Stock such that the number of shares that may be issued under the plan shall equal 2.5% of the fully diluted shares of Common Stock as of the last day of the preceding fiscal year, but shall in no event be increased more than [•] shares of Common Stock.2 For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(c)         If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(d)         The stock purchasable under the Plan will be shares of authorized but unissued or reacquired shares of Common Stock, including shares repurchased by the Company on the open market.

____________

1        Equal to 2.5% of the fully diluted shares of Common Stock issued and outstanding immediately following the Closing.

2        Fixed amount to be determined.

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(e)         Any sub-plan adopted pursuant to Section 2(b)(ix) of the the Plan shall be subject to the limits on shares of Common Stock under the Plan (inclusive of any adjustments), and shall be subject to the same share recycling provisions as the Plan (relating to purchase rights granted that terminate without having been exercised in full).

4.           Grant of Purchase Rights; Offering.

(a)         The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees and/or Eligible Service Providers under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the Offering Document or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b)         If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)         The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Offering Period and Purchase Period.

5.           Eligibility.

(a)         Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or, solely with respect to the Non-423 Component, Employees of an Affiliate or Eligible Service Providers.

(b)         The Board may provide that Employees will not be eligible to be granted Purchase Rights under the Plan if, on the Offering Date, the Employee (i) has not completed at least two years of service since the Employee’s last hire date (or such lesser period of time as may be determined by the Board in its discretion), (ii) customarily works not more than 20 hours per week (or such lesser period of time as may be determined by the Board in its discretion), (iii) customarily works not more than five months per calendar year (or such lesser period of time as may be determined by the Board in its discretion), (iv) is an Officer, (v) is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, or (vi) has not satisfied such other criteria as the Board may determine consistent with Section 423 of the Code. Unless otherwise determined by the Board for any Offering Period, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee customarily works more than 20 hours per week and more than five months per calendar year, and has been employed by the Company, a Related Corporation, or an Affiliate, as the case may be, for at least three continuous months preceding such Offering Date.

(c)         No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and common stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

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(d)         As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds U.S. $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e)         An Eligible Service Provider will not be eligible to be granted Purchase Rights unless the Eligible Service Provider is providing bonafide services to the Company or a Designated Company on the applicable Offering Date.

(f)          Notwithstanding anything set forth herein except for Section 5(e) above, the Board may establish additional eligibility requirements, or fewer eligibility requirements, for Employees and/or Eligible Service Providers with respect to Offerings made under the Non-423 Component even if such requirements are not consistent with Section 423 of the Code.

6.           Purchase Rights; Purchase Price.

(a)         On each Offering Date, each Eligible Employee or Eligible Service Provider, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock (rounded down to the nearest whole share) purchasable either with a percentage or with a maximum dollar amount, as designated by the Board; provided however, that in the case of Eligible Employees, such percentage or maximum dollar amount will in either case not exceed 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering, unless otherwise provided for in an Offering.

(b)         The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)         In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable on exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d)         The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i)   an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)  an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.           Participation; Withdrawal; Termination.

(a)         An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified by the Company, an enrollment form provided by the Company or any third party designated by the Company (each, a “Company Designee”). The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board.

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Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable laws or regulations require that Contributions be deposited with a Company Designee or otherwise be segregated.

(b)         If permitted in the Offering, a Participant may begin Contributions with the first payroll or payment date occurring on or after the Offering Date (or, in the case of a payroll date or payment date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll or payment will be included in the new Offering) or on such other date as set forth in the Offering. If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under applicable laws or regulations or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through a payment by cash, check, or wire transfer prior to a Purchase Date, in a manner directed by the Company or a Company Designee.

(c)         During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. On such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions without interest and such Participant’s Purchase Right in that Offering will then terminate. A Participant’s withdrawal from that Offering will have no effect on his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(d)         Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Eligible Employee or Eligible Service Provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. The Company shall have the exclusive discretion to determine when Participant is no longer actively providing services and the date of the termination of employment or service for purposes of the Plan. As soon as practicable, the Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(e)         During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f)          Unless otherwise specified in the Offering or required by applicable laws, the Company will have no obligation to pay interest on Contributions.

8.           Exercise of Purchase Rights.

(a)         On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock (rounded down to the nearest whole share), up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b)         Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date in an Offering, then such remaining amount will roll over to the next Offering.

(c)         No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued on such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, non-U.S. and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than three (3) months from the original Purchase Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of

Annex D-5

Common Stock are not registered and the Plan is not in material compliance with all applicable laws or regulations, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed as soon as practicable to the Participants without interest.

9.           Covenants of the Company. The Company will seek to obtain from each U.S. federal or state, non-U.S. or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights or to issue and sell Common Stock on exercise of such Purchase Rights.

10.         Designation of Beneficiary.

(a)         The Company may, but is not obligated to, permit a Participant to submit a form designating any beneficiary or beneficiaries who will receive any shares of Common Stock or Contributions from the Participant’s account under the Plan if the Participant dies before such shares of Common Stock or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Each such designation shall revoke all prior designations by the same Participant and will be effective only when filed by the Participant in writing (on a form approved by the Company or as approved by the Company for use by a Company Designee) with the Company during the Participant’s lifetime.

(b)         In the absence of a valid designation as provided in Section 10(a) above, if no validly designated beneficiary survives the Participant or if each surviving validly designated beneficiary is legally impaired or prohibited from receiving any shares of Common Stock or Contributions, the Participant’s beneficiary shall be the legatee or legatees designated under the Participant’s last will or by such Participant’s executors, personal representatives or distributees of such shares of Common Stock or Contributions in accordance with the Participant’s will or the laws of descent and distribution. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and Contributions, without interest, to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate. Any transfer permitted under this Section 10 shall be for no consideration.

11.         Capitalization Adjustments; Dissolution or Liquidation; Change in Control.

(a)         In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the Share Reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding, and conclusive.

(b)         In the event of a dissolution or liquidation of the Company, the Board will shorten any Offering then in progress by setting a New Purchase Date prior to the consummation of such proposed dissolution or liquidation. The Board will notify each Participant in writing, prior to the New Purchase Date that the Purchase Date for the Participant’s Purchase Rights has been changed to the New Purchase Date and that such Purchase Rights will be automatically exercised on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7.

(c)         In the event of a Change in Control, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Change in Control) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its

Annex D-6

parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) prior to the Change in Control under the outstanding Purchase Rights (with such actual date to be determined by the Board in its sole discretion), and the Purchase Rights will terminate immediately after such purchase. The Board will notify each Participant in writing, prior to the New Purchase Date that the Purchase Date for the Participant’s Purchase Rights has been changed to the New Purchase Date and that such Purchase Rights will be automatically exercised on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7.

12.         Amendment, Termination or Suspension of the Plan.

(a)         The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable laws, regulations or listing requirements, including any amendment that either (i) increases the number of shares of Common Stock available for issuance under the Plan, (ii) expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by applicable laws, regulations, or listing requirements.

(b)         The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c)         Any benefits, privileges, entitlements, and obligations under any outstanding Purchase Rights granted before an amendment, suspension, or termination of the Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right or the 423 Component complies with the requirements of Section 423 of the Code.

13.         Sections 409A and 457A of the Code; Tax Qualification.

(a)         Purchase Rights granted under the 423 Component are intended to be exempt from the application of Section 409A of the Code. Purchase Rights granted under the Non-423 Component to U.S. taxpayers are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities will be construed and interpreted in accordance with such intent. Subject to Section 13(b) below, Purchase Rights granted to U.S. taxpayers under the Non-423 Component will be subject to such terms and conditions that will permit such Purchase Rights to satisfy the requirements of the short-term deferral exception or other exemption available under Section 409A of the Code, including the requirement that the shares subject to a Purchase Right be delivered within the short-term deferral period. Subject to Section 13(b) below, in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Board determines that a Purchase Right or the exercise, payment, settlement, or deferral thereof is subject to Section 409A of the Code, the Purchase Right will be granted, exercised, paid, settled, or deferred in a manner that will comply with Section 409A of the Code, including U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding the foregoing, in no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)         Purchase Rights are intended to be exempt from the application of Section 457A of the Code. In the event that the Committee determines that Purchase Rights may be subject to Section 457A of the

Annex D-7

Code, the Committee may, in its sole discretion and without a Participant’s prior consent, amend the Plan and/or adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt the Plan and/or any Purchase Right from the application of Section 457A, (ii) preserve the intended tax treatment of any such Purchase Right, or (iii) comply with the requirements of Section 457A, including without limitation any such regulations, guidance, compliance programs and other interpretative authority that may be issued after the date of the grant. To the extent that a Purchase Right constitutes deferred compensation subject to Section 457A, such Purchase Right will be subject to taxation in accordance with Section 457A. Notwithstanding the foregoing, in no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 457A of the Code or any damages for failing to comply with Section 457A of the Code.

(c)         Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States, or (ii) avoid adverse tax treatment (e.g., under Section 409A or Section 457A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 13(a) above. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

14.         Effective Date of Plan. The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or, if required under Section 12(a) above, amended) by the Board.

15.         Miscellaneous Provisions.

(a)         Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)         A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired on exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c)         The Plan and Offerings do not constitute an employment or service contract. Nothing in the Plan or in the Offerings will in any way alter the at-will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue his or her employment or service relationship with the Company, a Related Corporation, or an Affiliate, or on the part of the Company, a Related Corporation, or an Affiliate to continue the employment or service of a Participant.

(d)         The provisions of the Plan will be governed by the laws of the State of Delaware.

(e)         If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f)          If any provision of the Plan does not comply with applicable laws or regulations, such provision will be construed in such a manner as to comply with applicable laws or regulations.

16.         Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)         “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b)         “Affiliate” means any entity, other than a Related Corporation, in which the Company has an equity or other ownership interest or that is directly or indirectly controlled by, controls, or is under common control with the Company, in all cases, as determined

(c)         “Board” means the Board of Directors of the Company.

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(d)         “Capitalization Adjustment” means, with respect to the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board, a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Common Stock, subdivision of the Common Stock, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Common Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Common Stock occurs.

(e)         “Change in Control” means, and shall occur, if:

(i)          any Person (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of Common Stock), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities;

(ii)          during any period of two consecutive years (the “Board Measurement Period”) individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in paragraph (i), (iii), or (iv) of this section, or a director initially elected or nominated as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any Person other than the Board) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the Board Measurement Period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(iii)        A merger, or consolidation of the Company with any other company or corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control of the Company; or

(iv)        the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets that has been approved by the stockholders of the Company other than (x) the sale or disposition of all or substantially all of the assets of the Company to a Person or Persons who beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Company at the time of the sale or disposition or (y) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the Code with respect to the payment of “nonqualified deferred compensation,” “Change in Control” shall be limited to a “change in control event” as defined under Section 409A of the Code.

(f)          “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g)         “Committee” means (i) the Compensation Committee of the Board, (ii) such other committee of no fewer than two members of the Board who are appointed by the Board to administer the Plan or (iii) the Board, as determined by the Board.

(h)         “Common Stock” means the common shares of the Company, par value $0.0001 per share (and any shares or other securities into which such Common Stock may be converted or into which it may be exchanged).

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(i)          “Company” means Leafly Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, or any successor thereto.

(j)          “Contributions” means the payroll deductions or other payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already contributed the maximum permitted amount of payroll deductions and other payments during the Offering.

(k)         “Designated 423 Corporation” means any Related Corporation selected by the Board as participating in the 423 Component.

(l)          “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component will not be a Related Corporation participating in the Non-423 Component.

(m)        “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(n)         “Director” means a member of the Board.

(o)         “Effective Date” means the [Closing Date (as defined in the Merger Agreement)].

(p)         “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan. For purposes of the Plan, the employment relationship will be treated as continuing intact while the Employee is on sick leave or other leave of absence approved by the Company or a Related Corporation or Affiliate that directly employs the Employee. Where the period of leave exceeds three (3) months and the Employee’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three months and one day following the commencement of such leave.

(q)         “Eligible Service Provider” means a natural person other than an Employee or Director who (i) is designated by the Committee to be an “Eligible Service Provider,” (ii) provides bonafide services to the Company or a Related Corporation, (iii) is not a U.S. taxpayer and (iv) meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such person also meets the requirements for eligibility to participate set forth in the Plan.

(r)          “Employee” means any person, including an Officer or Director, who is treated as an employee in the records of the Company or a Related Corporation or Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(s)          “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(t)          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

(u)         “Fair Market Value” means, as applied to a specific date, the price of a share of Common Stock that is based on the opening, closing, actual, high, low or average selling prices of a share of Common Stock reported on any established stock exchange or national market system including without limitation the National Association of Securities Dealers, Inc. Automated Quotation System, the New York Stock Exchange and the National Market System on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. Unless the Committee determines otherwise, Fair Market Value shall be deemed to be equal to the closing price of a share of Common Stock on the date as of which Fair Market Value is to be determined, or if shares of Common Stock are not publicly traded on such date, as of the most recent date on which shares of Common Stock were publicly traded. Notwithstanding the foregoing, if the Common Stock is not traded on any established stock exchange or national market system, the Fair Market Value means the price of a share of Common Stock as established by the Committee.

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(v)         “Fiscal Year” means the fiscal year of the Company.

(w)        “New Purchase Date” means a new Purchase Date set by shortening any Offering then in progress.

(x)         “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees and Eligible Service Providers.

(y)         “Offering” means the grant to Eligible Employees or Eligible Service Providers of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(z)         “Offering Date” means a date selected by the Board for an Offering to commence.

(aa)        “Offering Period” means a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Board pursuant to the Plan.

(bb)       “Officer” means a person who is an officer of the Company or a Related Corporation or Affiliate within the meaning of Section 16 of the Exchange Act.

(cc)        “Participant” means an Eligible Employee or Eligible Service Provider who holds an outstanding Purchase Right.

(dd)       “Plan” means this Leafly Holdings, Inc. 2021 Employee Stock Purchase Plan, including both the 423 Component and the Non-423 Component, as amended from time to time.

(ee)        “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ff)         “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following an Offering Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(gg)       “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(hh)       “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(ii)         “Securities Act” means the U.S. Securities Act of 1933, as amended.

(jj)         “Trading Day” means any day on which the exchange or market on which shares of Common Stock are listed is open for trading.

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ANNEX E

LEAFLY HOLDINGS, INC.

EARN OUT PLAN

1.           Purposes of the Plan; Award Types.

1.1         Purposes of the Plan.    The purposes of this Plan are to attract and retain personnel for positions with the Company Group, to provide additional incentive to Service Providers chosen to participate in the Plan, and to promote the success of the Company’s business.

1.2         Award Types.    The Plan permits the grant of Restricted Stock Units to any Service Provider.

2.           Definitions.    The following definitions are used in this Plan:

2.1          “Administrator” means Administrator as defined in Section 4.1.

2.2         “Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of Shares under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and, only to the extent applicable with respect to an Award or Awards, the tax, securities, exchange control, and other laws of any jurisdictions other than the United States where Awards are, or will be, granted under the Plan. Reference to a section of an Applicable Law or regulation related to that section shall include such section or regulation, any valid regulation issued under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.3         “Award” means, individually or collectively, a grant under the Plan of Restricted Stock Units.

2.4         “Award Agreement” means the written or electronic agreement setting forth the terms applicable to an Award granted under the Plan. The Award Agreement is subject to the terms of the Plan.

2.5         “Board” means the Board of Directors of the Company.

2.6         “Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York, New York are authorized or required by law to close.

2.7         “Change of Control” has the meaning set forth in the Merger Agreement as in effect on August 9, 2021.

2.8         “Closing” has the meaning set forth in the Merger Agreement.

2.9         “Closing Date” has the meaning set forth in the Merger Agreement.

2.10       “Code” means the U.S. Internal Revenue Code of 1986, as amended.

2.11       “Committee” means a committee of Directors appointed by the Board.

2.12       “Common Share Price” has the meaning set forth in the Merger Agreement.

2.13       “Common Stock” means the common stock of the Company, par value $0.0001 per share.

2.14       “Company” means Leafly Holdings, Inc. (f/k/a Merida Merger Corp. I), a Delaware corporation, or any of its successors.

2.15       “Company Group” means the Company and its subsidiaries or any of the holders of Company Common Stock, Company Preferred Stock or other Company equity interests or any of their respective directors, members, partners, officers, employees or affiliates (other than the Company).

2.16       “Consultant” means any natural person engaged by a member of the Company Group to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of

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securities in a capital raising transaction, and (ii) do not directly promote or maintain a market for the Company’s securities. A Consultant must be a person to whom the issuance of Shares registered on Form S-8 under the Securities Act is permitted.

2.17       “Director” means a member of the Board.

2.18       “Employee” means any person, providing services as an employee to the Company or any member of the Company Group. Neither service as a Director nor payment of a director’s fee by the Company will constitute “employment” by the Company.

2.19        “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

2.20       “Fair Market Value” means, as of any date, the value of a Share, determined as follows:

(a)         If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market of The NASDAQ Stock Market, unless otherwise determined by the Administrator to use a different trading price or prices, the Fair Market Value will be the closing sales price for a Share (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported by such source as the Administrator determines to be reliable. If the determination date for the Fair Market Value occurs on a non-trading day (i.e., a weekend or holiday), the Fair Market Value will be such price on the immediately preceding trading day;

(b)         If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date on the last trading day such bids and asks were reported), as reported by such source as the Administrator determines to be reliable;

(c)         Absent an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

2.21       “First Earn Out Period” means the two-year period beginning on the first trading day after the Closing Date.

2.22       “First Price Triggering Event” means the date on which the Common Share Price is greater than or equal to $13.50 during the First Earn Out Period (as adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of Common Stock occurring at or after the Closing).

2.23       “First Required Revenue” means $65,000,000.

2.24       “First Revenue Triggering Event” means Company’s gross revenue for the year ending December 31, 2022, as set forth in Company’s audited income statement included in Company’s annual report on Form 10-K for the year ending December 31, 2022, filed with the U.S. Securities and Exchange Commission, equals or exceeds the First Required Revenue.

2.25       “Grant Date” means Grant Date as defined in Section 4.3.

2.26       “Gross Revenue” means the Company’s gross revenue as set forth in Company’s audited income statement included in Company’s annual report on Form 10-K filed with the U.S. Securities and Exchange Commission.

2.27        “Merger Agreement” means the Agreement and Plan of Merger, dated August 9, 2021 (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time)by and among the Company (f/k/a Media Merger Corp. I), Merida Merger Sub, Inc., a Washington corporation, Merida Merger Sub II, LLC, a Washington limited liability company, and Leafly, LLC (f/k/a Leafly Holdings, Inc.), a Washington limited liability company.

2.28       “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

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2.29        “Participant” means the holder of an outstanding Award.

2.30       “Plan” means this Earn Out Plan, as may be amended from time to time.

2.31        “Plan Shares” means the aggregate number of Shares reserved for issuance under the Plan pursuant to Section 3.1.

2.32       “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of a Share, granted under Section 6. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

2.33       “Securities Act” means U.S. Securities Act of 1933, as amended.

2.34       “Second Earn Out Period” means the three-year period beginning on the first trading day after the Closing Date.

2.35       “Second Price Triggering Event” means the date on which the Common Share Price is greater than or equal to $15.50 during the Second Earn Out Period (as adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to shares of Common Stock occurring at or after the Closing).

2.36       “Second Required Revenue” means $101,000,000.

2.37       “Second Revenue Triggering Event” means Company’s gross revenue for the year ending December 31, 2023, as set forth in Company’s audited income statement included in Company’s annual report on Form 10-K for the year ending December 31, 2023, filed with the SEC, equals or exceeds the Second Required Revenue.

2.38       “Service Provider” means an Employee or Consultant.

2.39       “Share” means a share of the Common Stock as adjusted in accordance with Section 8 of the Plan.

2.40       “Subsidiary” means a “subsidiary corporation” as defined in Code Section 424(f), in relation to the Company.

2.41       “Tax Withholdings” means any federal, state, provincial and local taxes, domestic or foreign, required by law or regulation to be withheld by the Company in connection with the grant, vesting or settlement of an Award or sale of Shares issued under the Award.

2.42       “Tier 1 RSUs” has the meaning set forth in Section 6.2(a).

2.43       “Tier 2 RSUs” has the meaning set forth in Section 6.2(b).

2.44       “Tier 1 Vesting Event” has the meaning set forth in Section 6.2(a).

2.45       “Tier 2 Vesting Event” has the meaning set forth in Section 6.2(b).

2.45       “Transaction” means Transaction as defined in Section 9.1.

2.46       “Triggering Event” means, either, (a) First Revenue Triggering Event, (b) First Price Triggering Event, (c) Second Revenue Triggering Event, or (d) Second Price Triggering Event.

2.47       “Vesting Event” means, any of the Tier 1 Vesting Event and the Tier 2 Vesting Event.

3.           Shares Subject to the Plan.

3.1         Allocation of Shares to Plan.    [x]1 Shares will be reserved for issuance under the Plan and will be granted subject to Awards as soon as reasonably practicable following the Closing Date, provided that a portion of such Shares, as determined by the Chief Executive Officer, may be reserved for the issuance of future Awards.

____________

1         Note to Draft: the number of shares will be equal to the “Plan Shares”, which is the number of shares equal to 6,000,000 multiplied by Plan Earn Out Share (as defined in the Merger Agreement).

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The Shares may be authorized but unissued Common Stock or Common Stock issued and then reacquired by the Company.

3.2         Share Reserve Return.

(a)         Forfeited Awards.    Shares issued pursuant to Awards that are reacquired by the Company due to failure to vest or are forfeited to the Company will become available for future issuance under the Plan.

3.3         Share Reserve.    At all times during the term of the Plan and until the Restricted Stock Units have settled or expired, the Company shall reserve and keep available for issuance a sufficient number of Shares to permit the Company to satisfy its obligations under this Plan and shall take all actions required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized unissued shares to permit such reservation.

4.           Administration of the Plan.

4.1         Procedure.

(a)         The Plan will be administered by the Board or a Committee (the “Administrator”). Different Administrators may administer the Plan with respect to different groups of Participants. The Board may retain the authority to concurrently administer the Plan with a Committee and may revoke the delegation of some or all authority previously delegated.

(b)         To the extent permitted by Applicable Laws, the Board or a Committee may delegate to the Company’s Chief Executive Officer the authority to determine (a) the Service Providers to whom grants may be made under the Plan, (b) the number of Restricted Stock Units to be granted to each Participant, and (c) the terms of each Restricted Stock Unit, so long as they are consistent with the Plan, provided that the delegation must comply with any limitations on the authority required by Applicable Laws, including the total number of Shares that may be subject to the Awards granted.

4.2         Powers of the Administrator.    Subject to the terms of the Plan, any limitations on delegations specified by the Board, and any requirements imposed by Applicable Laws, the Administrator will have the authority, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable to administer the Plan including:

(a)         to determine the Fair Market Value;

(b)         to approve forms of Award Agreements for use under the Plan;

(c)         to select the Service Providers to whom Awards may be granted and grant Awards to such Service Providers;

(d)         to determine the number of Shares to be covered by each Award granted;

(e)         to determine the terms and conditions, consistent with the Plan, of any Award granted. Such terms and conditions may include, but are not limited to, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating to an Award; provided that under no circumstance may the number of Shares subject to Awards that vest or otherwise become issuable to Participants exceed the number of Shares that become available for issuance under Section 3.1 of the Plan; provided, further, that a Triggering Event may not be waived by the Administrator;

(f)          to construe and interpret the Plan and make any decisions necessary to administer the Plan, including but not limited to determining whether and when a Change of Control has occurred;

(g)         to establish, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations and sub-plans for the purposes of facilitating compliance with applicable non-U.S. laws, easing the administration of the Plan and/or obtaining tax-favorable treatment for Awards granted to Service Providers located outside the U.S., in each case as the Administrator may deem necessary or advisable;

(h)         to interpret, modify or amend each Award (subject to Section 13);

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(i)          to allow Participants to satisfy tax withholding obligations in any manner permitted by Section 10;

(j)          to delegate ministerial duties to any of the Company’s employees;

(k)         to authorize any person to take any steps and execute, on behalf of the Company, any documents required for an Award previously granted by the Administrator to be effective;

(l)          to determine whether a Triggering Event has occurred and to make any other determinations related to a Triggering Event;

(m)        to make any determinations necessary or appropriate under Section 8.

4.3         Grant Date.    The grant date of an Award (“Grant Date”) will be the date that the Administrator makes the determination granting such Award or may be a later date if such later date is designated by the Administrator on the date of the determination. Notice of the determination will be provided to each Participant within a reasonable time after the Grant Date.

4.4         Electronic Delivery.    The Company may deliver by e-mail or other electronic means (including posting on a website maintained by the Company or by a third party under contract with the Company or another member of the Company Group) all documents relating to the Plan or any Award and all other documents that the Company is required to deliver to its security holders (including prospectuses, annual reports and proxy statements).

4.5         Choice of Law; Choice of Forum.    The Plan, all Awards and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under this Plan, a Participant’s acceptance of an Award is his or her consent to the jurisdiction of the State of Delaware, and agreement that any such litigation will be conducted in Delaware Court of Chancery, or the federal courts for the United States for the District of Delaware, and no other courts, regardless of where a Participant’s services are performed.

4.6         Effect of Administrator’s Decision.    The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

5.           Eligibility.    Awards may be granted to Service Providers.

6.           Restricted Stock Units.

6.1         Restricted Stock Unit Award Agreement.    Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the number of Restricted Stock Units subject to the Award and such other terms and conditions as the Administrator determines consistent with the Plan.

6.2         Vesting Criteria and Other Terms. Subject to Section 6.3:

(a)         Fifty Percent (50%) of the Restricted Stock Units granted to a Participant (the “Tier 1 RSUs”) shall vest upon the earlier to occur of the First Revenue Triggering Event or the First Price Triggering Event (the “Tier 1 Vesting Event”); provided, that if the First Price Triggering Event has not occurred prior to the date that Company files its annual report on Form 10-K for the year ending December 31, 2022 and the Company’s Gross Revenue for the year ending December 31, 2022 is less than the First Required Revenue but equals or exceeds 90% of the First Required Revenue, the number of Tier 1 RSUs (not to exceed fifty percent (50%) of the Plan Shares) that shall vest shall equal the product of (i) the Tier 1 RSUs and (ii) the quotient of Company’s Gross Revenue for the year ending December 31, 2022, divided by the First Required Revenue (such number of Restricted Stock Units, the “Partial Tier 1 RSUs”); provided, further, that if the First Price Triggering Event occurs following the vesting of the Partial Tier 1 RSUs, then the remaining Tier 1 RSUs shall vest.

(b)         Fifty percent (50%) of the Restricted Stock Units granted to a Participant (the “Tier 2 RSUs”) shall vest upon the earlier to occur of the Second Revenue Triggering Event or the Second Price Triggering Event (the “Tier 2 Vesting Event”); provided, that if the Second Price Triggering Event has not occurred prior to the date that Company files its annual report on Form 10-K for the year ending December 31, 2023 and the

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Company’s Gross Revenue for the year ending December 31, 2023 is less than the Second Required Revenue but equals or exceeds 90% of the Second Required Revenue, the number of Tier 2 RSUs (not to exceed fifty percent (50%) of the Plan Shares) that shall vest shall equal the product of (i) the Tier 2 RSUs and (ii) the quotient of the Company’s Gross Revenue for the year ending December 31, 2023 divided by the Second Required Revenue (such number of RSUs, the “Partial Tier 2 RSUs”); provided, further, that if the Second Price Triggering Event occurs following the issuance of the Partial Tier 2 RSUs, then the remaining Tier 2 RSUs shall vest.

(c)         In the event that the Tier 2 RSUs are vested in full at a time when the Tier 1 RSUs have not fully vested, the unvested Tier 1 RSUs shall fully vest at the same time as the Tier 2 RSUs are fully vested.

(d)         Each Vesting Event shall only occur once, if at all, and in no event shall Participants (in the aggregate) be entitled to receive more than the total number of Plan Shares.

(e)         Notwithstanding anything in this Plan to the contrary, any shares of Common Stock issuable to a Participant in settlement of vested Restricted Stock Units, if specified in the applicable award agreement, shall be issued to such Participant only if such Participant continues to provide services (whether as an Employee or Consultant) to the Company or one of its Subsidiaries through the applicable Vesting Event.

(f)          Any Restricted Stock Units that are forfeited pursuant to Section 6.2(e) may be reallocated to other Participants or other Service Providers as determined by the Company’s Chief Executive Officer (to the extent permitted by law and in accordance with delegation by the Administrator). Any Restricted Stock Units granted after a Vesting Event has occurred may be granted with or without vesting conditions in respect of the Shares subject to such Vesting Event.

(g)         In the event any portion of the Tier 1 RSUs and Tier 2 RSUs have not vested prior to the first Business Day on which it is known whether the Second Price Triggering Event has been satisfied then such unvested Tier 1 RSUs and Tier 2 RSUs shall be cancelled and forfeited for no consideration.

6.3         Acceleration Event. If, (i) during the First Earn Out Period, there is a Change of Control that will result in the holders of Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration (including the value of contingent consideration) being delivered in respect of such Common Stock, and after giving effect to the issuance of any shares of Common Stock in settlement of vested Restricted Stock Units pursuant to this Section 6.3 in connection with and as part of such Change of Control transaction) equal to or in excess of the Common Share Price required in connection with the First Price Triggering Event, then immediately prior to the consummation of such Change of Control, the Tier 1 Vesting Event, to the extent it has not previously occurred, shall be deemed to have occurred and (ii) during the Second Earn Out Period, there is a Change of Control that will result in the holders of Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration (including the value of contingent consideration) being delivered in respect of such Common Stock and after giving effect to the issuance of any shares of Common Stock in settlement of vested Restricted Stock Units pursuant to this Section 6.3 in connection with and as part of such Change of Control transaction) equal to or in excess of the Common Share Price required in connection with the Second Price Triggering Event, then immediately prior to the consummation of such Change of Control any Vesting Event that has not previously occurred shall be deemed to have occurred, and in each case, the Company shall issue the applicable shares of Common Stock to Participants, and the Participants shall be eligible to participate in such Change of Control.

6.4         Settlement.    The Company shall deliver to each Participant holding vested Restricted Stock Units shares of Common Stock within 30 days of the occurrence of each Vesting Event (including a Change of Control) or within 30 days of the Grant Date or other date of vesting specified in the Award Agreement if the Vesting Event occurred prior to the Grant Date.

7.           Leave of Absence/Transfer Between Locations/.    A Participant will not cease to be a Service Provider in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company (or member of the Company Group) or between the Company or any member of the Company Group.

8.           Adjustments; Dissolution or Liquidation.

8.1         Adjustments.    If any extraordinary dividend or other extraordinary distribution (whether in cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other

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securities of the Company, other change in the corporate structure of the Company affecting the Shares, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any of its successors) affecting the Shares occurs (including a Change of Control), the Administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the Plan, will adjust the number and class of shares that may be delivered under the Plan and/or the number, class, and price of shares covered by each outstanding Award, and the numerical Share limit in Section 3.1. Notwithstanding the foregoing, the conversion of any convertible securities of the Company and ordinary course repurchases of Shares or other securities of the Company will not be treated as an event that will require adjustment.

8.2         Dissolution or Liquidation.    In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant, at such time prior to the effective date of such proposed transaction as the Administrator determines. An Award will terminate immediately prior to the consummation of such proposed action.

9.           Change of Control or Merger.

9.1         Administrator Discretion.    If a Change of Control or a merger of the Company with or into another corporation or other entity occurs (each, a “Transaction”), each outstanding Award will be treated as the Administrator determines (subject to the provisions of this Section), without a Participant’s consent, including that such Award be continued by the successor corporation or a Parent or Subsidiary of the successor corporation (or an affiliate thereof) or that the vesting of any such Awards may accelerate automatically upon consummation of a Transaction.

9.2         Identical Treatment Not Required.    The Administrator need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants.

9.3         Continuation.    An Award will be considered continued if, following the Change of Control or merger:

(a)         the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Transaction, the consideration (whether stock, cash, or other securities or property) received in the Transaction by holders of Shares for each Share held on the effective date of the Transaction (and if holders were offered a choice of consideration, the type of consideration received by the holders of a majority of the outstanding Shares) and the Award otherwise is continued in accordance with its terms (including vesting criteria, subject to Section 9.3(c) below and Section 8.1); provided that if the consideration received in the Transaction is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the payout of a Restricted Stock Unit, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Transaction; or

(b)         the Award is terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the realization of the Participant’s rights as of the date of the occurrence of the Transaction. Any such cash or property may be subjected to any escrow applicable to holders of Common Stock in the Change of Control. If as of the date of the occurrence of the Transaction the Administrator determines that no amount would have been attained upon the realization of the Participant’s rights, then such Award may be terminated by the Company without payment. The amount of cash or property can be subjected to vesting and paid to the Participant over the original vesting schedule of the Award.

(c)         Notwithstanding anything in this Section 9.3 to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided, however, a modification to, or elimination of, such performance goals only to reflect the successor corporation’s post-Transaction corporate structure or business will not invalidate an otherwise valid Award assumption.

9.4         Non-Continuation.    If the successor corporation does not continue an Award (or some portion of such Award), all restrictions on 100% of the Participant’s outstanding Restricted Stock Units will lapse, and, regarding 100% of Participant’s outstanding Awards with performance-based vesting, all performance goals or other

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vesting criteria will be treated as achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided that under no circumstance may the number of Shares subject to Restricted Stock Units that vest or become issuable to Participants pursuant to this Section 9.4 exceed the number of Shares that become available for issuance under Section 3.1 of the Plan; provided, further that, nothing in this Plan will require or permit the acceleration of a Triggering Event. In no event will vesting of an Award accelerate as to more than 100% of the Award.

10.         Tax Matters.

10.1       Withholding Requirements.    Prior to the delivery of any Shares or cash under an Award or such earlier time as any Tax Withholding are due, the Company may deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any Tax Withholding with respect to such Award or Shares subject to an Award.

10.2       Withholding Arrangements.    The Administrator, in its sole discretion and under such procedures as it may specify from time to time, may elect to satisfy such Tax Withholding, in whole or in part (including in combination) by (without limitation) (i) requiring the Participant to pay cash, check or other cash equivalents, (ii) withholding otherwise deliverable cash (including cash from the sale of Shares issued to the Participant) or Shares having a fair market value equal to the amount required to be withheld or such greater amount (including up to a maximum statutory amount) as the Administrator may determine or permit if such amount does not result in unfavorable financial accounting treatment, as the Administrator determines in its sole discretion, (iii) forcing the sale of Shares issued pursuant to an Award having a fair market value equal to the minimum statutory amount applicable in a Participant’s jurisdiction or a greater amount as the Administrator may determine or permit if such greater amount would not result in unfavorable financial accounting treatment, as the Administrator determines in its sole discretion, (iv) requiring the Participant to deliver to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or a greater amount as the Administrator may determine or permit if such greater amount would not result in unfavorable financial accounting treatment, as the Administrator determines in its sole discretion, or (v)  such other consideration and method of payment for the meeting of Tax Withholding as the Administrator may determine to the extent permitted by Applicable Laws, provided that, in all instances, the satisfaction of the Tax Withholding will not result in any adverse accounting consequence to the Company, as the Administrator may determine in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date the amount of tax to be withheld is calculated or such other date as Administrator determines is applicable or appropriate with respect to the Tax Withholding calculation.

10.3       Compliance With Code Section 409A.    To the extent applicable, it is intended that the Plan and all Awards hereunder comply with, or be exempt from, the requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, and that the Plan and all Award Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. In the event that any (i) provision of the Plan or an Award Agreement, (ii) Award, payment, transaction or (iii) other action or arrangement contemplated by the provisions of the Plan is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, the Committee shall have the authority to take such actions and to make such changes to the Plan or an Award Agreement as the Committee deems necessary to comply with such requirements. No payment that constitutes deferred compensation under Section 409A of the Code that would otherwise be made under the Plan or an Award Agreement upon a termination of service will be made or provided unless and until such termination is also a “separation from service,” as determined in accordance with Section 409A of the Code. Notwithstanding the foregoing or anything elsewhere in the Plan or an Award Agreement to the contrary, if a Participant is a “specified employee” as defined in Section 409A of the Code at the time of termination of service with respect to an Award, then solely to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, the commencement of any payments or benefits under the Award shall be deferred until the date that is six (6) months plus one (1) day following the date of the Participant’s termination of service or, if earlier, the Participant’s death (or such other period as required to comply with Section 409A). For purposes of Section 409A of the Code, a Participant’s right to receive any installment payments pursuant to this Plan or any Award granted hereunder shall be treated as a right to receive a series of separate and distinct payments. Each applicable tranche of Common Stock subject to vesting under any Award shall be considered a right to receive a series of separate and distinct payments. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that

Annex E-8

may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

11.         Other Terms.

11.1       Status of Plan.    The Committee may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver shares of Common Stock or make payments with respect to Awards.

11.2       No Right to Employment or Continued Service.    Nothing in the Plan, in the grant of any Award or in any Award Agreement shall confer upon any Participant any right to continue in the service of the Company or any of its Subsidiaries or interfere in any way with the right of the Company or any of its Subsidiaries to terminate the employment or other service relationship of a Participant for any reason or no reason at any time.

11.3       Interpretation and Rules of Construction.    The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

11.4       No Assignment or Transfer; Beneficiaries.    Except as otherwise provided by the Committee to the extent not prohibited under Section A.1.(5) of the general instructions of Form S-8, as may be amended from time to time, Awards under the Plan shall not be assignable or transferable by the Participant, and shall not be subject in any manner to assignment, alienation, pledge, encumbrance or charge. Notwithstanding the foregoing, in the event of the death of a Participant, except as otherwise provided by the Committee, an outstanding Award shall become payable to the Participant’s beneficiary as determined under the Company 401(k) retirement plan or other applicable retirement or pension plan. In lieu of such determination, a Participant may, from time to time, name any beneficiary or beneficiaries to receive any benefit in case of the Participant’s death before the Participant receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant and will be effective only when filed by the Participant in writing (in such form or manner as may be prescribed by the Committee) with the Company during the Participant’s lifetime. In the absence of a valid designation as provided above, if no validly designated beneficiary survives the Participant or if each surviving validly designated beneficiary is legally impaired or prohibited from receiving the benefits under an Award, the Participant’s beneficiary shall be the legatee or legatees of such Award designated under the Participant’s last will or by such Participant’s executors, personal representatives or distributees of such Award in accordance with the Participant’s will or the laws of descent and distribution. The Committee may provide in the terms of an Award Agreement or in any other manner prescribed by the Committee that the Participant shall have the right to designate a beneficiary or beneficiaries who shall be entitled to any rights, payments or other benefits specified under an Award following the Participant’s death. Any transfer permitted under this Section 11.4 shall be for no consideration.

11.5       Rights as Stockholder.    A Participant shall have no rights as a holder of shares of Common Stock with respect to any unissued securities covered by an Award until the date the Participant becomes the holder of record of such securities. Except as provided in Section 11.5 hereof, no adjustment or other provision shall be made for dividends or other stockholder rights, except to the extent that the Award Agreement provides for dividend payments or dividend equivalent rights. The Committee may determine in its discretion the manner of delivery of Common Stock to be issued under the Plan, which may be by delivery of stock certificates, electronic account entry into new or existing accounts or any other means as the Committee, in its discretion, deems appropriate.

11.6       Trading Policy and Other Restrictions.    Transactions involving Awards under the Plan shall be subject to the Company’s insider trading and other restrictions, terms, conditions and policies, established by the Committee from time to time or by applicable law.

11.7       Unfunded Plan.    The adoption of the Plan and any reservation of shares of Common Stock or cash amounts by the Company to discharge its obligations hereunder shall not be deemed to create a trust or other funded arrangement. Except upon the issuance of shares of Common Stock pursuant to an Award, any rights of a Participant under the Plan shall be those of a general unsecured creditor of the Company, and neither a Participant nor the Participant’s permitted transferees or estate shall have any other interest in any assets of the Company by virtue of the Plan. Notwithstanding the foregoing, the Company shall have the right to implement or set aside funds in a grantor trust, subject to the claims of the Company’s creditors or otherwise, to discharge its obligations under the Plan.

11.8       Other Compensation and Benefit Plans.    The adoption of the Plan shall not affect any other share incentive or other compensation plans in effect for the Company or any Subsidiary, nor shall the Plan preclude the Company from establishing any other forms of share incentive or other compensation or benefit program

Annex E-9

for employees of the Company or any Subsidiary. The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute includable compensation for purposes of determining the amount of benefits to which a Participant is entitled under any other compensation or benefit plan or program of the Company or a Subsidiary, including, without limitation, under any pension or severance benefits plan, except to the extent specifically provided by the terms of any such plan.

11.9       Plan Binding on Transferees.    The Plan shall be binding upon the Company, its transferees and assigns, and the Participant, the Participant’s executor, administrator and permitted transferees and beneficiaries.

11.10     Severability.    If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

11.11     No Fractional Shares.    No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares of Common Stock or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

11.12     No Guarantees Regarding Tax Treatment.    Neither the Company nor the Committee make any guarantees to any person regarding the tax treatment of Awards or payments made under the Plan. Neither the Company nor the Committee has any obligation to take any action to prevent the assessment of any tax on any person with respect to any Award under Section 409A of the Code, Section 4999 of the Code or otherwise and neither the Company nor the Committee shall have any liability to a person with respect thereto.

11.13     Awards to Non-U.S. Participants.    To comply with the laws in countries other than the United States in which the Company or any of its Subsidiaries or affiliates operates or has employees, Non-Employee Directors or consultants, the Committee, in its sole discretion, shall have the power and authority to (i) modify the terms and conditions of any Award granted to Participants outside the United States to comply with applicable foreign laws, (ii) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals and (iii) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 11.13 by the Committee shall be attached to this Plan document as appendices.

11.14     Forfeiture Events

(a)         General.    The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of service for cause, violation of laws, regulations or material Company policies, breach of noncompetition, non-solicitation, confidentiality or other restrictive covenants that may apply to the Participant, application of a Company clawback policy relating to financial restatement, or other conduct by the Participant that is detrimental to the business or reputation of the Company.

(b)         Right of Recapture.

(1)         General.    If at any time within one year (or such longer time specified in an Award Agreement or other agreement with a Participant or policy applicable to the Participant) after the date on which an Award vests, is settled in shares or otherwise becomes payable, or on which income otherwise is realized or property is received by a Participant in connection with an Award, (i) a Participant’s service is terminated for cause (as defined in the applicable Award Agreement), (ii) the Committee determines in its discretion that the Participant is subject to any recoupment of benefits pursuant to the Company’s compensation recovery, “clawback” or similar policy, as may be in effect from time to time, or (iii) after a Participant’s service terminates for any other reason, the Committee determines in its discretion either that, (1) during the Participant’s period of service, the Participant engaged in an act or omission which would have warranted termination of the Participant’s service for cause (as defined in the applicable Award Agreement) or (2) after a Participant’s termination of service, the Participant engaged in conduct that violated any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary, then, at the sole

Annex E-10

discretion of the Committee, any gain realized by the Participant from the exercise, vesting, payment, settlement or other realization of income or receipt of property by the Participant in connection with an Award, shall be repaid by the Participant to the Company upon notice from the Company, subject to applicable law. Such gain shall be determined as of the date or dates on which the gain is realized by the Participant, without regard to any subsequent change in the Fair Market Value of a share of Common Stock. To the extent not otherwise prohibited by law, the Company shall have the right to offset the amount of such repayment obligation against any amounts otherwise owed to the Participant by the Company (whether as wages, vacation pay or pursuant to any benefit plan or other compensatory arrangement).

(2)         Accounting Restatement.    If a Participant receives compensation pursuant to an Award under the Plan based on financial statements that are subsequently restated in a way that would decrease the value of such compensation, the Participant will, to the extent not otherwise prohibited by law, upon the written request of the Company, forfeit and repay to the Company the difference between what the Participant received and what the Participant should have received based on the accounting restatement, in accordance with (i) any compensation recovery, “clawback” or similar policy, as may be in effect from time to time to which such Participant is subject and (ii) any compensation recovery, “clawback” or similar policy made applicable by law including the provisions of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules, regulations and requirements adopted thereunder by the Securities and Exchange Commission and/or any national securities exchange on which the Company’s equity securities may be listed (the “Policy”). By accepting an Award hereunder, the Participant acknowledges and agrees that the Policy, whenever adopted, shall apply to such Award, and all incentive-based compensation payable pursuant to such Award shall be subject to forfeiture and repayment pursuant to the terms of the Policy.

12.         Term of Plan.    The Plan will become effective upon the latest to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the Closing Date. The Plan will continue in effect until terminated under Section 13.

13.         Amendment and Termination of the Plan.

13.1       Amendment and Termination.    The Administrator, in its sole discretion, may amend, alter, suspend or terminate the Plan or any part thereof, at any time and for any reason.

13.2       Stockholder Approval.    The Company will obtain stockholder approval of any Plan amendment to the extent necessary or desirable to comply with Applicable Laws.

13.3       Consent of Participants Generally Required.    Subject to Section 13.4 below, no amendment, alteration, suspension or termination of the Plan or an Award under it will materially impair the rights of any Participant without a signed, written agreement authorized by the Administrator between the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it regarding Awards granted under the Plan prior to such termination.

13.4       Exceptions to Consent Requirement.

(a)         A Participant’s rights will not be deemed to have been impaired by any amendment, alteration, suspension or termination if the Administrator, in its sole discretion, determines that the amendment, alteration, suspension or termination taken as a whole, does not materially impair the Participant’s rights; and

(b)         Subject to any limitations of Applicable Laws, the Administrator may amend the terms of any one or more Awards without the affected Participant’s consent even if it does materially impair the Participant’s right if such amendment is done

(c)         in a manner specified by the Plan,

(d)         to clarify the manner of exemption from Code Section 409A or compliance with any requirements necessary to avoid the imposition of additional tax or interest under Code Section 409A(a)(1)(B), or

(e)         to comply with other Applicable Laws.

Annex E-11

14.         Conditions Upon Issuance of Shares.

14.1       Securities Law Compliance.    No shares of Common Stock will be issued or transferred pursuant to an Award unless and until all then applicable requirements imposed by Federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any exchanges upon which the shares of Common Stock may be listed, have been fully met. As a condition precedent to the issuance of shares of Common Stock pursuant to the grant or exercise of an Award, the Company may require the Participant to take any action that the Company determines is necessary or advisable to meet such requirements. The Committee may impose such conditions on any shares of Common Stock issuable under the Plan as it may deem advisable, including, without limitation, restrictions under the Securities Act, under the requirements of any exchange upon which such shares of the same class are then listed, and under any blue sky or other securities laws applicable to such shares. The Committee may also require the Participant to represent and warrant at the time of issuance or transfer that the shares of Common Stock are being acquired solely for investment purposes and without any current intention to sell or distribute such shares.

14.2       Failure to Accept Award.    If a Participant has not accepted an Award to the extent such acceptance has been requested or required by the Company or has not taken all administrative and other steps (e.g., setting up an account with a broker designated by the Company) necessary for the Company to issue Shares upon the vesting or settlement of the Award prior to the first date the Shares subject to such Award are scheduled to vest, then the portion of the Award scheduled to vest on such date will be cancelled on such date and such Shares subject to the Award immediately will revert to the Plan for no additional consideration unless otherwise provided by the Administrator.

Annex E-12

ANNEX F

August 6, 2021

Personal and Confidential

Board of Directors of
Merida Merger Corp. I
641 Lexington Ave., 18th Floor
New York, NY 10022

Members of the Board of Directors:

You have requested our opinion (a) as to the fairness, from a financial point of view, to Merida Merger Corp. I, a Delaware corporation (“Parent”), of Transaction Consideration (as defined below) to be paid pursuant to a draft dated July 29, 2021 of the Agreement and Plan of Merger dated July [ ], 2021 (the “Agreement”), to be entered into among Parent, Merida Merger Sub, Inc., a Washington corporation (“First Merger Sub”), Merida Merger Sub II, LLC, a Washington limited liability company (“Second Merger Sub”), and Leafly Holdings, Inc., a Washington corporation (the “Company”) and (b) whether the Company has a fair market value equal to at least 80 percent of the balance of funds in Parent’s trust account (excluding deferred underwriting commissions and taxes payable). The Agreement provides that, among other things, First Merger Sub shall be merged with and into the Company (the “First Merger”), with the Company being the surviving corporation (the “Surviving Corporation”) The Surviving Corporation will then be merged with and into Second Merger Sub (the “Second Merger,” and together with the First Merger, the “Transaction”). We have been advised that the Transaction Consideration will consist of the number of shares of Parent’s Common Stock equal to the quotient of $385,000,000, divided by $10.00 plus Earn Out Shares that Parent must issue under certain circumstances. The terms of the Transaction are more fully set forth in the Agreement and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)     reviewed a draft of the Agreement, dated July 29, 2021, provided to us on August 2, 2021;

(ii)    reviewed certain financial, operating, and business information related to Company provided to us by management of the Company;

(iii)   reviewed the Company’s audited financial statements for the years ended December 31, 2018, 2019 and 2020;

(iv)   reviewed a detailed Company financial projection model for the years ending December 31, 2021 through 2024, provided to us by management of the Company;

(v)    reviewed other internal documents, including the data room prepared by the Company and its advisors, relating to the history, past and current operations, financial conditions, and expected future outlook of the Company, provided to us by management of the Company;

(vi)   reviewed various press releases, internal presentation and marketing materials prepared by the management of the Company, industry and market reports, research reports and white papers;

(vii)  discussed the information above with members of the management of Parent and Company and had discussions concerning the information referred to above and the background and other elements of the Transaction, the financial condition, current operating results and business outlook for Parent and the Company; and

Annex F-1

(viii) performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of comparable public companies that Craig-Hallum deemed relevant, an analysis of comparable M&A transactions that Craig-Hallum deemed relevant, and a discounted cash flow analysis.

In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of Parent and the Company that the financial information provided by Parent and the Company has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to Parent and the Company, and on the assumptions of the management of Parent and the Company, as to all accounting, legal, tax, and financial reporting matters with respect to Parent, the Company, the Transaction, and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us, unless otherwise noted herein. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto, (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder, and (v) that there will not be any adjustment to Company’s capital structure prior to the Transaction that results in any adjustment to the Transaction Consideration. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that the Company is not party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture, or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Parent common stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

Annex F-2

As you are aware, the credit, financial, and stock markets have from time to time experienced unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction and the opinion does not address potential developments in any such markets. In addition, we express no opinion or view as to any potential effects of the COVID-19 pandemic on the Transaction, Parent, or the Company.

We have been engaged by Parent for rendering this opinion. The opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. Parent has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have not been requested to, and did not, (i) participate in negotiations with respect to the Agreement, (ii) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction, or (iii) advise the board of directors of Parent or any other party with respect to alternatives to the Transaction. In addition, we were not requested to and did not provide advice regarding the structure or any other aspect of the Transaction, or to provide services other than the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade securities of Parent for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is provided to the board of directors of Parent in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of Parent. This opinion shall not be disclosed, referred to, published, or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Craig-Hallum Opinion Committee. This opinion addresses solely the fairness, from a financial point of view, to Parent of the proposed aggregate Transaction Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to Parent, or any other terms contemplated by the Agreement. With respect to the Transaction Consideration payable under the Agreement, this opinion relates solely to the aggregate consideration payable to the equity holders of the Company as a whole; we did not analyze any class of securities separately and we do not express any opinion regarding the consideration allocated or paid to any specific class of securities or to any individual stockholders. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director, or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company common stock in the Transaction or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that (a) the Transaction Consideration to be paid by the Parent to the stockholders of the Company in the Transaction is fair, from a financial point of view, as of the date hereof, and (b) the Company has a fair market value equal to at least 80 percent of the balance of funds in Parent’s trust account (excluding deferred underwriting commissions and taxes payable).

Very truly yours,

/s/ Craig-Hallum Capital Group LLC
Craig-Hallum Capital Group LLC

Annex F-3

ANNEX G

Revised Code of Washington. Title 23B. Chapter 23B.13.

RCW 23B.13.010

Definitions.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020

Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale, lease, exchange, or other disposition, which has become effective, of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale, lease, exchange, or other disposition, including a disposition in dissolution, but not including a disposition pursuant to court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds of the disposition will be distributed to the shareholders within one year after the date of the disposition;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

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(e) Any action described in RCW 23B.25.120;

(f) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(g) A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030

Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder delivers to the corporation the record shareholder’s executed written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200

Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

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(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

RCW 23B.13.210

Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.220

Dissenters’ rights — Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (5) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (5) of this section.

(3) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (5) of this section.

(4) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (5) of this section.

(5) Any notice under subsection (1), (2), (3), or (4) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

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(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), or (4) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

RCW 23B.13.230

Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(5)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240

Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250

Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

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RCW 23B.13.260

Failure to take corporate action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must deliver a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270

After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280

Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300

Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

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(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310

Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.Indemnification of Directors and Officers

Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Article Eighth of Merida’s certificate of incorporation will provide:

“A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may hereafter be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the repeal or modification of this paragraph A nor, to the fullest extent permitted by the DGCL, any modification of law shall adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21.Exhibits and Financial Statement Schedules12

Exhibit No.	Description	Included	Form	Filing Date
2.1+	Agreement and Plan of Merger, dated as of August 9, 2021, by and among Merida Merger Corp. I, Merida Merger Sub, Inc., Merida Merger Sub II, LLC, and Leafly Holdings, Inc.	Annex A
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 8, 2021, by and among Merida Merger Corp. I, Merida Merger Sub, Inc., Merida Merger Sub II, LLC and Leafly Holdings, Inc.	Annex A
3.1	Form of Second Amended and Restated Certificate of Incorporation	Annex B
3.2**	Form of Amended and Restated Bylaws.	By Reference	S-4	September 8, 2021
3.3	Amended and Restated Certificate of Incorporation.	By Reference	8-K	November 4, 2019
3.4	Bylaws.	By Reference	S-1	October 9, 2019
4.1	Specimen Common Stock Certificate.	By Reference	S-1/A	October 21, 2019
4.2	Specimen Warrant Certificate.	By Reference	S-1/A	October 21, 2019
4.3	Warrant Agreement, dated as of November 4, 2019, between Continental Stock Transfer & Trust Company and Merida Merger Corp. I.	By Reference	8-K	November 4, 2019
5.1**	Opinion of Graubard Miller regarding the validity of the securities being registered.	By Reference	S-4	September 8, 2021
8.1**	Opinion of Weil, Gotshal & Manges LLP regarding certain U.S. tax matters	By Reference	S-4	November 26, 2021
10.1	Registration Rights Agreement, dated as of November 4, 2019, between Merida Merger Corp. I and Merida Holdings, LLC.	By Reference	8-K	November 4, 2019
10.2	Form of Amended and Restated Registration Rights Agreement.	By Reference	8-K	August 9, 2021
10.3	Stock Escrow Agreement, dated as of November 4, 2019, among Continental Stock Transfer & Trust Company, Merida Merger Corp. I, and Merida Holdings, LLC.	By Reference	8-K	November 4, 2019
10.4	Amendment to the Stock Escrow Agreement, dated as of August 9, 2021, among Continental Stock Transfer & Trust Company, Merida Merger Corp. I, Merida Holdings, LLC, and Leafly Holdings, Inc.	By Reference	8-K	August 9, 2021
10.5	Business Combination and Marketing Agreement, dated as of November 4, 2019 between Merida Merger Corp. I and EarlyBirdCapital, Inc.	By Reference	8-K	November 4, 2019
10.6	Investment Management Trust Agreement, dated as of November 4, 2019, between Continental Stock Transfer & Trust Company and Merida Merger Corp. I.	By Reference	8-K	November 4, 2019
10.7	Administrative Services Agreement, dated as of November 4, 2019, between Merida Merger Corp. I and Merida Manager III LLC.	By Reference	8-K	November 4, 2019
10.8#	2021 Equity Incentive Plan	Annex C
10.9	2021 Employee Stock Purchase Plan	Annex D
10.10	2021 Earnout Plan	Annex E
10.11	Sponsor Agreement, dated as of August 9, 2021, by and among Merida Holdings, LLC, Merida Merger Corp. I, and Leafly Holdings, Inc.	By Reference	8-K	August 9, 2021
10.12	Form of Support Agreement, dated as of August 9, 2021	By Reference	8-K	August 9, 2021

Exhibit No.	Description	Included	Form	Filing Date
10.13	Financing Commitment Agreement, dated as of August 9, 2021, by and among Merida Merger Corp. I, Merida Holdings, LLC, and Leafly Holdings, Inc.	By Reference	8-K	August 9, 2021
10.14#	Offer Letter from Leafly Holdings, Inc. to Dave Cotter, dated October 27, 2021.	By Reference	S-4	November 26, 2021
10.15#	Offer Letter from Leafly Holdings, Inc. to Suresh Krishnaswamy, dated September 13, 2021.	By Reference	S-4	November 26, 2021
10.16#	Offer Letter from Leafly Holdings, Inc. to Sam Martin, dated November 4, 2021.	By Reference	S-4	November 26, 2021
10.17#**	Executive Employment Agreement, dated as of February 12, 2021, by and between Leafly Holdings, Inc. and Yoko Miyashita.	By Reference	S-4	November 26, 2021
10.18#	Option Amendment Agreement, dated as of November 17, 2021, by and between Leafly Holdings, Inc. and Yoko Miyashita.	By Reference	S-4	November 26, 2021
21.1**	Subsidiaries of the Registrant.	By Reference	S-4	September 8, 2021
23.1	Consent of Marcum LLP (Merida Merger Corp. I)	Filed Herewith
23.2	Consent of Marcum LLP (Leafly Holdings, Inc.)	Filed Herewith
23.3**	Consent of Graubard Miller (included as part of Exhibit 5.1).	By Reference	S-4	September 8, 2021
23.4**	Consent of Weil, Gotshal & Manges LLP (included as part of Exhibit 8.1)	By Reference	S-4	November 26, 2021
24.1	Power of Attorney (including on the signature page of this registration statement).	Filed Herewith
99.1**	Consent of Michael Blue to be named as a director.	By Reference	S-4	September 8, 2021
99.2**	Consent of Yoko Miyashita to be named as a director.	By Reference	S-4	September 8, 2021
99.3**	Form of Proxy Card.	By Reference	S-4	November 5, 2021
99.4**	Form of Written Consent for Holders of Leafly Stock	By Reference	S-4	November 5, 2021
99.5	Opinion of Craig Hallum	Annex F
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.PRE	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

____________

*        To be filed by amendment.

**      Previously filed.

+        Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). Merida agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

#        Indicates management contract or compensatory plan or arrangement.

Item 22.Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 4 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 9th day of December, 2021.

By:	/s/ Peter Lee
Peter Lee
President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the registration statement has been signed by the following person in the capacities and on the dates indicated:

Name	Title	Date
/s/ Peter Lee	President and Chief Financial Officer and Director	December 9, 2021
Peter Lee	(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)
*	Non-Executive Chairman of the Board	December 9, 2021
Mitchell Baruchowitz
*	Director	December 9, 2021
Jeffrey Monat
*	Director	December 9, 2021
Andres Nannetti
*By:	/s/ Peter Lee
Name: Peter Lee
Title: Attorney-in-Fact